                                          Registration No. 33-             .


AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 13, 1995

===============================================================================

                  U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                               FORM N-14


           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

       Pre-Effective Amendment No.  _______                       / /
       Post-Effective Amendment No. _______                       / /
                    (Check appropriate box or boxes)

-------------------------------------------------------------------------------

             Exact name of Registrant as Specified in Charter:

                       FORTIS GROWTH FUND, INC.

                   Area Code and Telephone Number:

                         (612) 738-4000

              Address of Principal Executive Offices:

                      500 Bielenberg Drive
                    Woodbury, Minnesota 55125

              Name and Address of Agent for Service:

            Scott R. Plummer, Esq., Assistant Secretary
                    Fortis Growth Fund, Inc.
                      500 Bielenberg Drive
                    Woodbury, Minnesota 55125

                            COPY TO:

                     Michael J. Radmer, Esq.
                   Kathleen L. Prudhomme, Esq.
                    Dorsey & Whitney P.L.L.P.
                      220 South Sixth Street
                   Minneapolis, Minnesota 55402

           Approximate Date of Proposed Public Offering:
As soon as possible following the effective date of this Registration
                           Statement.
          It is proposed that this filing become effective on January 12, 1996 (30 days after filing) pursuant to Rule 488.

-------------------------------------------------------------------------------

No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940. Registrant is filing as an exhibit to this Registration Statement a copy of its earlier declaration under Rule 24f-2. Registrant filed its Rule 24f-2 Notice on October 30, 1995 for its most recent fiscal year ended August 31, 1995.

===============================================================================

                              FORTIS GROWTH FUND, INC.

                        REGISTRATION STATEMENT ON FORM N-14

                               CROSS REFERENCE SHEET
                            (AS REQUIRED BY RULE 481(a))

PART A OF FORM N-14                                              PROSPECTUS/PROXY STATEMENT CAPTION
-------------------                                       ----------------------------------------------
 1.   Beginning of Registration Statement
      and Outside Front Cover Page of Prospectus.......   Cross Reference Sheet and Cover Page

 2.   Beginning and Outside Back Cover Page
      of Prospectus....................................   Table of Contents

 3.   Synopsis Information and Risk Factors............   Summary; Risk Factors

 4.   Information about the Transaction................   Summary; Information About the Reorganization;
                                                          Voting Information

 5.   Information about the Registrant.................   Inside Front Cover; Incorporation by Reference;
                                                          Summary; Information About the Acquired Fund and
                                                          the Acquiring Fund

 6.   Information about the Company being Acquired.....   Incorporation by Reference; Summary; Information
                                                          About the Acquired Fund and the Acquiring Fund

 7.   Voting Information...............................   Summary; Information About the Reorganization;
                                                          Voting Information

 8.   Interest of Certain Persons and Experts..........   Voting Information

 9.   Additional Information...........................   Not Applicable


PART B OF FORM N-14                                         STATEMENT OF ADDITIONAL INFORMATION CAPTION
-------------------                                       ----------------------------------------------
10.   Cover Page.......................................   Cover Page

11.   Table of Contents................................   Not Applicable

12.   Additional Information about the Registrant......   Cover Page (Incorporation by Reference)

13.   Additional Information about the Company
      Being Acquired...................................   Cover Page (Incorporation by Reference)

14.   Financial Statements.............................   Financial Statements


PART C OF FORM N-14
-------------------
Information required to be included in Part C is set forth under the appropriate item in Part C of this Registration Statement.

                              FORTIS GROWTH FUND, INC.
                         REGISTRATION STATEMENT ON FORM N-14


                                      PART A


                                PRESIDENT'S LETTER

                     NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                             PROSPECTUS/PROXY STATEMENT

           PROSPECTUS DATED JANUARY 1, 1996 OF FORTIS GROWTH FUND, INC.
                 [TO BE DELIVERED WITH PROSPECTUS/PROXY STATEMENT]

                      ANNUAL REPORT OF FORTIS GROWTH FUND, INC.
                      FOR THE FISCAL YEAR ENDED AUGUST 31, 1995
                  [TO BE DELIVERED WITH PROSPECTUS/PROXY STATEMENT]

             PROSPECTUS DATED MARCH 1, 1995 OF SPECIAL PORTFOLIOS, INC.
            [INCORPORATED BY REFERENCE INTO PROSPECTUS/PROXY STATEMENT]

                                                                January 22, 1996
SPECIAL PORTFOLIOS, INC.

To the Shareholders of the Stock Portfolio:

    Enclosed with this letter is a proxy voting ballot, a Prospectus/Proxy Statement and related information concerning a special meeting of shareholders of the Stock Portfolio (the "Acquired Fund") of Special Portfolios, Inc. to be held on Thursday, February 22, 1996. The purpose of this special meeting is to submit to shareholders of the Acquired Fund a proposal to combine that Fund with and into Fortis Growth Fund, Inc. (the "Acquiring Fund") by means of the reorganization described in the Prospectus/Proxy Statement.

    If the proposed combination of Funds is approved, you will receive Class Z shares of the Acquiring Fund in exchange for your shares of the Acquired Fund. These Class Z shares, like the Acquired Fund shares you now hold, will not be subject to any sales charges or Rule 12b-1 fees. You will receive Acquiring Fund shares having an aggregate net asset value equal to the aggregate net asset value of your Acquired Fund shares at the effective time of the reorganization.

    Fortis Advisers, Inc. acts as the investment adviser, transfer agent, and dividend disbursing agent for both the Acquired Fund and the Acquiring Fund. In addition, the same individuals at Fortis Advisers manage both Funds. As described in the Prospectus/Proxy Statement, the investment advisory and management fee schedule of the Acquiring Fund is the same as that of the Acquired Fund. However, as a result of the larger size of the Acquiring Fund relative to the Acquired Fund, the Acquiring Fund currently pays, and after the reorganization will pay, a lower investment advisory and management fee than the Acquired Fund currently pays.

    At October 31, 1995, the Acquired Fund had net assets of approximately $93 million, while the Acquiring Fund had net assets of approximately $655 million. The Acquired Fund's Board of Directors believes that the proposed combination of Funds is in the best interests of Acquired Fund shareholders because, among other things, it is expected to significantly lower the total expense ratio experienced by such shareholders due to the economies of scale associated with becoming part of a larger Fund, as described at pages 5-7 of the Prospectus/Proxy Statement.

    The Funds have similar investment objectives which seek to provide shareholders with capital appreciation, and substantially similar investment policies and restrictions. The investment objectives, policies and restrictions of the Funds, as well as other important information concerning the proposed combination of the Funds, are described in detail in the Prospectus/Proxy Statement, which you are encouraged to review carefully. If you have any additional questions, please call your registered representative, or the Acquired Fund directly at 1-800-800-2638, Ext. 3012.

    The Acquired Fund's Board of Directors has approved the proposed combination of Funds and recommends it for your approval. I encourage you to vote "FOR" the proposal, and ask that you please send your completed proxy ballot in as soon as possible to help save the cost of additional solicitations. As always, we thank you for your confidence and support.

Sincerely,
Dean C. Kopperud
PRESIDENT

                                STOCK PORTFOLIO
                         A SEPARATELY MANAGED SERIES OF
                            SPECIAL PORTFOLIOS, INC.
                500 BIELENBERG DRIVE, WOODBURY, MINNESOTA 55125
           MAILING ADDRESS: P.O. BOX 64284, ST. PAUL, MINNESOTA 55164
                                 (800) 738-4000
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD FEBRUARY 22, 1996
                             ---------------------

                                                                January 22, 1996
To the Shareholders of Stock Portfolio:

    NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Stock Portfolio (the "Acquired Fund"), a separately managed series of Special
Portfolios, Inc. ("Special Portfolios"), will be held at 10:00 a.m., Central time, on Thursday, February 22, 1996, at the offices of Fortis Advisers, Inc., 500 Bielenberg Drive, Woodbury, Minnesota. The purpose of the special meeting is as follows:

    1. To consider and vote on a proposed Agreement and Plan of Reorganization (the "Plan") providing for (a) the acquisition of substantially all of the assets and the assumption of all liabilities of the Acquired Fund by Fortis Growth Fund, Inc. (the "Acquiring Fund"), in exchange for shares of common stock of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of the assets acquired (less the liabilities assumed) of the Acquired Fund and (b) the liquidation of the Acquired Fund and the pro rata distribution of the Acquiring Fund shares to Acquired Fund shareholders. Under the Plan, Acquired Fund shareholders will receive Class Z shares of the Acquiring Fund having a net asset value equal as of the effective time of the Plan to the net asset value of their Acquired Fund shares. A vote in favor of the Plan will be considered a vote in favor of an amendment to the articles of incorporation of Special Portfolios required to effect the reorganization contemplated by the Plan.

    2. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

    Even if Acquired Fund shareholders vote to approve the Plan, consummation of the Plan is subject to certain other conditions. See "Information About the Reorganization -- Plan of Reorganization" in the attached Prospectus/Proxy Statement.

    THE BOARD OF DIRECTORS OF THE ACQUIRED FUND RECOMMENDS APPROVAL OF THE PLAN.

    The close of business on January 4, 1996 has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the meeting and any adjournments or postponements thereof.

    WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE. IN ORDER TO AVOID THE ADDITIONAL EXPENSE OF FURTHER SOLICITATION, WE RESPECTFULLY ASK FOR YOUR COOPERATION IN MAILING IN YOUR PROXY PROMPTLY. If you are present at the meeting, you may then revoke your proxy and vote in person, as explained in the Prospectus/Proxy Statement in the section entitled "Voting Information."

                                          By Order of the Board of Directors,
                                          MICHAEL J. RADMER
                                          SECRETARY

                           PROSPECTUS/PROXY STATEMENT
                             DATED JANUARY 22, 1996

                          ACQUISITION OF THE ASSETS OF

                                STOCK PORTFOLIO
                         A SEPARATELY MANAGED SERIES OF
                            SPECIAL PORTFOLIOS, INC.
                500 BIELENBERG DRIVE, WOODBURY, MINNESOTA 55125
           MAILING ADDRESS: P.O. BOX 64284, ST. PAUL, MINNESOTA 55164
                                 (800) 738-4000

                        BY AND IN EXCHANGE FOR SHARES OF

                            FORTIS GROWTH FUND, INC.
                500 BIELENBERG DRIVE, WOODBURY, MINNESOTA 55125
           MAILING ADDRESS: P.O. BOX 64284, ST. PAUL, MINNESOTA 55164
                                 (800) 738-4000

    This Prospectus/Proxy Statement is being furnished to the shareholders of Stock Portfolio (the "Acquired Fund"), a separately managed series of Special Portfolios, Inc. ("Special Portfolios"), in connection with a special meeting (the "Meeting") of the shareholders of the Acquired Fund to be held at the offices of Fortis Advisers, Inc., 500 Bielenberg Drive, Woodbury, Minnesota, on Thursday, February 22, 1996, for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders. This Prospectus/Proxy Statement is first being mailed to shareholders of the Acquired Fund on or about January 22, 1996. Information concerning the voting rights of each Acquired Fund shareholder is set forth under "Voting Information" below. Representatives of Fortis Advisers, Inc., the investment adviser and manager of the Acquired Fund, or of its affiliates, may, without cost to the Acquired Fund, solicit proxies for management of the Acquired Fund by means of mail, telephone, or personal calls. Persons holding shares as nominees will, upon request, be reimbursed for their reasonable expenses incurred in sending proxy soliciting materials on behalf of the Board of Directors to their principals.

    As set forth in the Notice of Special Meeting of Shareholders, this Prospectus/Proxy Statement relates to a proposed Agreement and Plan of Reorganization (the "Plan") providing for (i) the acquisition of substantially all the assets and the assumption of all liabilities of the Acquired Fund by Fortis Growth Fund, Inc. (the "Acquiring Fund"), in exchange for shares of common stock of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of the assets acquired (less liabilities assumed) of the Acquired Fund, and (ii) the liquidation of the Acquired Fund and the pro rata distribution of its holdings of Acquiring Fund shares to Acquired Fund shareholders. The Acquired Fund and the Acquiring Fund are sometimes referred to herein, individually, as a "Fund," or together, as the "Funds." A vote in favor of the Plan will be considered a vote in favor of an amendment to the articles of incorporation of Special Portfolios required to effect the reorganization contemplated by the Plan.

    As a result of the transactions contemplated by the Plan (collectively, the "Reorganization"), each shareholder of the Acquired Fund will receive Class Z shares of the Acquiring Fund having a net asset value equal as of the effective time of the Plan to the net asset value of their Acquired Fund shares. The Reorganization is being structured as a tax-free reorganization so that no income, gain or loss will be recognized by the Acquired Fund or its shareholders as a result thereof (except that the Acquired Fund contemplates that it will make a distribution, immediately prior to the Reorganization, of all of its current year net income and net realized capital gains, if any, not previously distributed, and this distribution will be taxable to Acquired Fund shareholders subject to taxation). The shareholders of the Acquired Fund are being asked to vote on the proposed Plan and Reorganization at the Meeting.

    In addition to the approval of the Plan and Reorganization by Acquired Fund shareholders, the consummation of the Reorganization is subject to certain other conditions. See "Information About the Reorganization -- Plan of Reorganization."

    The Acquired Fund and the Acquiring Fund are both diversified, open-end funds with investment objectives which are similar, in that both seek to provide shareholders with capital appreciation.

    - The primary investment objectives of the Acquired Fund are appreciation of capital and the realization of both long and short-term capital gains. Consistent with such objectives, the Acquired Fund invests in so-called "growth" companies (companies which appear to possess superior potential for appreciation in value). The Acquired Fund may also invest in the securities of companies in cyclical industries when substantial increases in the market value of their securities are foreseen.

    - The Acquiring Fund's investment objective is short and long-term capital appreciation. Current income is only a secondary objective. The Acquiring Fund uses a "growth" philosophy, I.E, it seeks to identify companies whose earnings and revenue growth potential exceed industry averages. Under normal market conditions, it is the intention of this Fund to maintain a median market capitalization for its portfolio of from $1 billion to $5 billion, making it a "mid cap growth fund."

The   similarity  of  these  objectives  is   reflected  in  the  median  market
capitalizations of the Funds. On October 31, 1995, each Fund had a median market capitalization of approximately $2.7 billion.

    The investment policies of the Acquired Fund and the Acquiring Fund also are substantially similar.

    - Each Fund invests primarily in common stocks or securities convertible into common stocks. Occasionally, however, each Fund may invest limited amounts in other types of securities (such as nonconvertible preferred and debt securities).

    - Each Fund may invest up to 10% of its assets in foreign securities.

    - Neither Fund may borrow money.

In addition, both Funds may invest in repurchase agreements and variable amount master demand notes, and may invest up to 5% of total assets in certain illiquid securities. Neither Fund may enter into options, futures or forward contracts. The Funds' investment objectives, policies and restrictions are described and compared in further detail herein under "Information About the Acquired Fund and the Acquiring Fund -- Comparison of Investment Objectives, Policies and Restrictions."

    Fortis Advisers, Inc. ("Advisers") serves as the investment adviser, transfer agent and dividend agent to both the Acquired Fund and the Acquiring Fund. In addition, the same individuals at Advisers manage both Funds.

    This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about the proposed Plan and Reorganization and about the Acquiring Fund and its affiliates that each Acquired Fund shareholder should know prior to voting on the proposed Plan and Reorganization.

                           INCORPORATION BY REFERENCE

    The documents listed in items 1, 2 and 4 below, which have been filed with the Securities and Exchange Commission (the "Commission"), are incorporated herein by reference to the extent noted below. A Statement of Additional Information dated January 22, 1996 relating to this Prospectus/ Proxy Statement has been filed with the Commission and is also incorporated by reference into this Prospectus/Proxy Statement. A copy of the Statement of Additional Information, and of each of the documents listed in items 3 through 6 below, is available upon request and without charge by writing to the Acquiring Fund at P.O. Box 64284, St. Paul, Minnesota 55164, or by calling (800) 800-2638, Ext. 3012 or 3014. The documents listed in items 2, 3, 5 and 6 below are incorporated by reference into the Statement of Additional Information and will be provided with any copy of the Statement of Additional Information which is requested. Any documents requested will be sent within one business day of receipt of the request by first class mail or other means designed to ensure equally prompt delivery.

    1. The Prospectus dated January 1, 1996 of the Acquiring Fund is incorporated herein in its entirety by reference, and a copy thereof accompanies this Prospectus/Proxy Statement.

    2. The "Letter to Shareholders" set forth at pages 2-6 of the Acquiring Fund's Annual Report for the fiscal year ended August 31, 1995 is incorporated herein by reference, and a copy of such Annual Report accompanies this Prospectus/Proxy Statement. The entire Annual Report is incorporated by reference in the Statement of Additional Information relating to this Prospectus/Proxy Statement.

    3. The Statement of Additional Information dated January 1, 1996 of the Acquiring Fund is incorporated by reference in its entirety in the Statement of Additional Information relating to this Prospectus/Proxy Statement.

    4. The Prospectus dated March 1, 1995 of the Acquired Fund is incorporated herein in its entirety by reference.

    5. The Statement of Additional Information dated March 1, 1995 of the Acquired Fund is incorporated by reference in its entirety in the Statement of Additional Information relating to this Prospectus/Proxy Statement.

    6. The Annual Report of the Acquired Fund for the fiscal year ended October 31, 1995 is incorporated by reference in its entirety in the Statement of Additional Information relating to this Prospectus/Proxy Statement.

Also accompanying and attached to this Prospectus/Proxy Statement as Exhibit A is a copy of the Plan for the proposed Reorganization.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE  COMMISSION OR ANY  STATE SECURITIES COMMISSION  NOR HAS THE
       SECURITIES AND EXCHANGE  COMMISSION OR  ANY STATE  SECURITIES
            COMMISSION  PASSED UPON THE  ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO  THE
                           CONTRARY IS A CRIMINAL OFFENSE.

                                    SUMMARY

    This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Prospectus/Proxy Statement and in the documents incorporated by reference herein, and by reference to the Plan, a copy of which is attached to this Prospectus/Proxy Statement as Exhibit A. Acquired Fund shareholders should review the accompanying documents carefully in connection with their review of this Prospectus/Proxy Statement.

PROPOSED REORGANIZATION

    The Plan provides for (i) the acquisition of substantially all of the assets and the assumption of all liabilities of the Acquired Fund by the Acquiring Fund in exchange for shares of common stock of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of the assets acquired (less liabilities assumed) of the Acquired Fund and (ii) the liquidation of the Acquired Fund and the pro rata distribution of its holdings of Acquiring Fund shares to Acquired Fund shareholders as of the effective time of the Reorganization (the close of normal trading on the New York Stock Exchange, currently 4:00 p.m. Eastern Time, on March 1, 1996, or such later date as provided for in the Plan) (such time and date, the "Effective Time"). As a result of the Reorganization, each shareholder of the Acquired Fund will receive Class Z shares of the Acquiring Fund with a net asset value equal to the net asset value of the shareholder's Acquired Fund shares as of the Effective Time. See "Information About the Reorganization."

    For the reasons set forth below under "Information About the Reorganization -- Reasons for the Reorganization," the Board of Directors of the Acquired Fund, including all of the "non-interested" Directors, as that term is defined in the Investment Company Act of 1940, as amended (the "Investment Company Act"), has concluded that the Reorganization would be in the best interests of the shareholders of the Acquired Fund and that the interests of the Acquired Fund's existing shareholders would not be diluted as a result of the transactions contemplated by the Reorganization. Therefore, the Board of Directors has approved the Reorganization and has submitted the Plan for approval by Acquired Fund shareholders.

    The Board of Directors of the Acquiring Fund has also concluded that the Reorganization would be in the best interests of the Acquiring Fund's existing shareholders and has therefore approved the Reorganization on behalf of the Acquiring Fund.

    Approval of the Plan and Reorganization will require the affirmative vote of a majority of the outstanding shares of the Acquired Fund.

TAX CONSEQUENCES

    Prior to completion of the Reorganization, the Acquired Fund will have received from counsel an opinion that, upon the Reorganization, no gain or loss will be recognized by the Acquired Fund or its shareholders for federal income tax purposes. The holding period and aggregate tax basis of Acquiring Fund shares that are received by each Acquired Fund shareholder will be the same as the holding period and aggregate tax basis of the Acquired Fund shares previously held by such shareholders. In addition, the holding period and tax basis of the assets of the Acquired Fund in the hands of the Acquiring Fund as a result of the Reorganization will be the same as in the hands of the Acquired Fund immediately prior to the Reorganization. See "Information About the Reorganization -- Federal Income Tax Consequences."

INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS

    The Acquired Fund and the Acquiring Fund are both diversified, open-end funds with investment objectives which are similar, in that both seek to provide shareholders with capital appreciation.

    - The primary investment objectives of the Acquired Fund are appreciation of capital and the realization of both long and short-term capital gains. Consistent with such objectives, the Acquired Fund invests in so-called "growth" companies (companies which appear to possess superior potential for appreciation in value). The Acquired Fund may also invest in the securities of companies in cyclical industries when substantial increases in the market value of their securities are foreseen.

    - The Acquiring Fund's investment objective is short and long-term capital appreciation. Current income is only a secondary objective. The Acquiring Fund uses a "growth" philosophy, I.E., it seeks to identify companies whose earnings and revenue growth potential exceed industry averages. Under normal market conditions, it is the intention of this Fund to maintain a median market capitalization for its portfolio of from $1 billion to $5 billion, making it a "mid cap growth fund."

The  similarity  of  these  objectives   is  reflected  in  the  median   market
capitalizations of the Funds. On October 31, 1995, each Fund had a median market capitalization of approximately $2.7 billion.

    The investment policies of the Acquired Fund and the Acquiring Fund also are substantially similar.

    - Each Fund invests primarily in common stocks or securities convertible into common stocks. Occasionally, however, each Fund may invest limited amounts in other types of securities (such as nonconvertible preferred and debt securities).

    - Each Fund may invest up to 10% of its assets in foreign securities.

    - Neither Fund may borrow money.

In addition, both Funds may invest in repurchase agreements and variable amount master demand notes, and may invest up to 5% of total assets in certain illiquid securities. Neither Fund may enter into options, futures or forward contracts. The Funds' investment objectives, policies and restrictions are described and compared in further detail herein under "Information About the Acquired Fund and the Acquiring Fund -- Comparison of Investment Objectives, Policies and Restrictions."

    The Annual Report of the Acquiring Fund for the fiscal year ended August 31, 1995 and of the Acquired Fund for the fiscal year ended October 31, 1995, referred to on the cover page hereof under "Incorporation by Reference," provide additional information concerning the composition of the respective Funds' assets at the applicable dates.

FEES AND EXPENSES

    ADVISORY FEES. The Acquired Fund and the Acquiring Fund have separate agreements with Advisers pursuant to which they pay Advisers investment advisory and management fees for managing their respective investment portfolios. The investment advisory fees for the two Funds are calculated as a percentage of Fund net assets pursuant to the same schedule, as follows:

                                     ANNUAL INVESTMENT
                                       ADVISORY AND
       AVERAGE NET ASSETS             MANAGEMENT FEE
---------------------------------  ---------------------
For the first $100 million                    1.0%
For the next $150 million                      .8%
For assets over $250 million                   .7%

At October 31, 1995, the Acquired Fund had net assets of approximately $93 million, while the Acquiring Fund had net assets of approximately $655 million. Thus, due to "breakpoints" in the advisory fee schedule and the greater size of the Acquiring Fund, it is anticipated that Acquired Fund shareholders will experience lower advisory fees as a percentage of net assets as a result of the proposed Reorganization. See "Pro Forma Fees and Expenses" below.

    NO SALES CHARGES OR RULE 12B-1 FEES. Acquired Fund shareholders will receive Class Z shares of the Acquiring Fund in the Reorganization. These Class Z shares, like Acquired Fund shares, will not be subject to any front-end or contingent deferred sales charges or to any Rule 12b-1 fees.

    Shares of the Acquired Fund are available to (a) officers, directors, employees, retirees, sales representatives, agents, shareholders, and certain other persons closely identified with Fortis, Inc., Jostens, Inc., The St. Paul Companies, Inc., or the affiliates of any of the foregoing companies; (b) officers and directors of Special Portfolios, and (c) pension, profit sharing, and other retirement plans created for the benefit of any of the foregoing persons. Class Z shares of the Acquiring Fund will be available for investment to (a) officers, directors, employees, retirees, sales representatives, agents, shareholders, and certain other persons closely identified with Fortis, Inc. or its affiliates, (2) officers and directors of the Acquiring Fund, (c) pension, profit sharing, and other retirement plans created for the benefit of any of the foregoing persons, and (d) shareholders of the Acquired Fund on the effective date of the Reorganization. All classes of shares of the Acquiring Fund are subject to certain special purchase plans as described in the accompanying Acquiring Fund Prospectus under the caption "How to Buy Fund Shares -- Special Purchase Plans for all Classes." These include the availability of tax sheltered retirement plans, gifts or transfers to minor children, systematic investment plans, and exchange privileges with other funds managed by Advisers. Shares of the Acquired Fund are subject to substantially similar special purchase plans.

    The Acquiring Fund also offers Class A, B, C and H shares. Information on sales charges and Rule 12b- fees for these share classes is set forth in the accompanying Acquiring Fund prospectus under the caption "How to Buy Fund Shares."

PRO FORMA FEES AND EXPENSES

    The following table is intended to assist Acquired Fund shareholders in understanding the various costs and expenses (expressed as a percentage of average net assets) (i) that such shareholders currently bear as Acquired Fund shareholders (under the "Acquired Fund" column); (ii) that Class Z shareholders of the Acquiring Fund would currently bear were any such shares outstanding (under the "Acquiring Fund" column); and (iii) that such shareholders can expect to bear as Acquiring Fund shareholders after the Reorganization is consummated (under the "Pro Forma" column). The examples set forth below should not be considered representations of past or future expenses or performance, and actual expenses may be greater or less than those shown. The following table reflects actual expenses for the Acquired Fund's fiscal year ended October 31, 1995. Management Fees and Other Expenses for Class Z shares of the Acquiring Fund are based upon the actual expenses of the Acquiring Fund's Class A shares for the fiscal year ended August 31, 1995.

                               FEES AND EXPENSES

                                          ACQUIRED   ACQUIRING FUND
                                            FUND     CLASS Z SHARES   PRO FORMA
                                          --------   --------------   ---------
SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Charge Imposed on
 Purchases (as a percentage of offering
 price).................................      None             None        None
Maximum Deferred Sales Charge...........      None             None        None
ANNUAL FUND OPERATING EXPENSES (AS A %
 OF AVERAGE NET ASSETS)
Management Fees.........................     1.00%            0.78%       0.77%
Rule 12b-1 Fees.........................     0.00%            0.00%       0.00%
Other Expenses..........................     0.11%            0.10%       0.09%
                                          --------           -----    ---------
Total Fund Operating Expenses...........     1.11%            0.88%       0.86%
EXAMPLE
You would pay the following expenses  on a $1,000 investment over various  time periods  assuming: (1) 5% annual return; and  (2) redemption at the end of each time period:
1 year..................................  $    11    $           9    $      9
3 years.................................  $    35    $          28    $     27
5 years.................................  $    61    $          49    $     48
10 years................................  $   135    $         108    $    106

PURCHASE, EXCHANGE AND REDEMPTION PROCEDURES

    Class Z shares of the Acquiring Fund received by Acquired Fund shareholders in the Reorganization will be subject to substantially the same purchase, exchange and redemption procedures that currently apply to Acquired Fund shares. These procedures include the following:

    MINIMUM AND MAXIMUM INVESTMENTS. A minimum initial investment of $500 normally is required. An exception to this minimum (except on telephone or wire orders) is the "Systematic Investment Plan" ($25 per month by "Preauthorized Check Plan" or $50 per month on any other basis). The minimum subsequent investment normally is $50, again subject to the above exceptions.

    INVESTING BY TELEPHONE. An investor's registered representative may make a purchase on behalf of the investor ($500 minimum) by telephoning (612) 738-4000 or (800) 800-2638, Extension 3012. The investor's check and account application must be promptly forwarded so as to be received within three business days. If an investor has a bank account authorization form on file, he or she may purchase $100 - $10,000 worth of shares via telephone through the automated Fortis Information Line.

    INVESTING BY WIRE. A shareholder having an account with a commercial bank that is a member of the Federal Reserve System may purchase shares ($500 minimum) by requesting their bank to transmit immediately available funds (Federal Funds) in the manner described in the accompanying Acquiring Fund Prospectus under the caption "How to Buy Fund Shares -- General Purchase Information."

    INVESTING BY MAIL. In order to invest by mail, an account application must be completed, signed, and sent with a check or other negotiable bank draft, payable to "Fortis Funds," to the address set forth in the applicable Prospectus. Additional purchases may be made at any time by mailing a check or other negotiable bank draft along with a confirmation stub.

    EXCHANGE PRIVILEGE. Except for participants in the Fortis, Inc. 401(k) Plan, shares of both Funds may be exchanged among other funds of the same class managed by Advisers without payment of an exchange fee or additional sales charge. Similarly, shareholders of other Fortis funds may exchange their shares for Fund shares of the same class (at net asset value if the shares to be exchanged have already been subject to a sales charge). A shareholder initiates an exchange by writing to or telephoning his or her broker-dealer, sales representative, or the applicable Fund regarding the shares to be exchanged. Advisers reserves the right to restrict the frequency of -- or otherwise modify, condition, terminate, or impose charges upon -- the exchange privilege, all with 30 days notice to shareholders.

    REDEMPTION. Registered holders of Acquired Fund shares and Class Z Acquiring Fund shares may redeem their shares without any charge at the per share net asset value next determined following receipt by the applicable Fund of a written redemption request in proper form (and a properly endorsed stock certificate if one has been issued). An investor may redeem shares registered in broker-dealer "street name accounts" by contacting the broker-dealer, who must follow the procedures set forth in the applicable Prospectus. An individual shareholder (or, in the case of multiple owners, any shareholder) may orally redeem up to $25,000 worth of their shares, subject to the procedures set forth in the applicable Prospectus. Payment for redeemed shares will be made as soon as possible, but not later than three business days after receipt of a proper redemption request (except in the case of shares recently purchased with non-guaranteed funds, with respect to which mailing of a redemption check may be delayed by fifteen days).

    For additional information concerning purchase, exchange and redemption procedures, see the accompanying Acquiring Fund Prospectus under the captions "How to Buy Fund Shares" and "Redemption."

DIVIDENDS AND DISTRIBUTIONS

    Each Fund pays annual dividends from net investment income and distributes any realized capital gains annually. Dividends and capital gains distributions for each Fund are made in the form of additional shares of the same Fund and, if applicable, the same class (at net asset value) unless the shareholder sends the Fund a written request that either or both be sent to the shareholder. In the case of the Acquiring Fund only, shareholders may also request that dividends and/or capital gains distributions be reinvested (at net asset value) in the same class of another Fortis fund. However, no other Fortis fund currently offers Class Z shares.

CAPITAL STOCK; SHAREHOLDER VOTING RIGHTS

    The Acquired Fund issues a single class of shares. The Acquiring Fund currently offers Class A, Class B, Class C and Class H shares. Class Z shares of the Acquiring Fund will be issued in the Reorganization. No such shares are currently outstanding. Each share of the Acquired Fund and each class of shares of the Acquiring Fund represents interests in the assets of the applicable Fund and has identical voting, dividend, liquidation, and other rights on the same terms and conditions except that expenses related to the distribution of each class of Acquiring Fund shares are borne solely by such class and that each class of Acquiring Fund shares has exclusive voting rights with respect the provisions of such Fund's Rule 12b-1 plan which pertain to that particular class and other matters for which separate class voting is appropriate under applicable law. The Acquiring Fund may offer additional series or classes of shares in the future.

                                  RISK FACTORS

    Because the investment objectives, policies and restrictions of the Acquired Fund and the Acquiring Fund are similar (see "Information About the Acquired Fund and the Acquiring Fund -- Comparison of Investment Objectives, Policies and Restrictions" below), the risks associated with investing in both Funds are similar. Because both Funds invest primarily in common stocks and securities convertible into common stocks, both Funds are subject to market risk -- I.E., the possibility that stock prices in general will decline over short or even extended periods. The stock market tends to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline.

    Each Fund may invest up to 10% of its total assets (at the time of investment) in foreign securities. Investing in foreign companies involves certain risks which are not typically associated with investing in the securities of United States issuers. Since the Funds may invest in securities denominated in currencies other than U.S. dollars, and since they may temporarily hold funds in bank deposits or other money market investments denominated in foreign currencies, they may be affected favorably or unfavorably by exchange control regulations or changes in the exchange rate between such currencies and the dollar. Moreover, there may be less publicly available information about foreign issuers than about domestic issuers , and foreign issuers may not be subject to accounting, auditing and financial reporting standards and requirements comparable to those of domestic issuers. In addition, with respect to some foreign countries, there is the possibility of expropriation or confiscatory taxation, limitations on the removal of funds or other assets of the Funds, political or social instability, or domestic developments which could affect United States investments in those countries. Securities of some foreign companies are less liquid and their prices are more volatile than securities of comparable domestic companies. Moreover, certain foreign countries are known to experience long delays between the trade and settlement dates of securities purchased and sold. The risk of investing in foreign securities are discussed more fully in the accompanying Acquiring Fund Prospectus under the caption "Investment Objectives and Policies -- Other Investment Practices of the Funds -- Foreign Securities."

    Both Funds also may invest in repurchase agreements and, to a limited extent, in illiquid securities, which involve certain risks as described below under "Information About the Acquired Fund and the Acquiring Fund -- Comparison of Investment Objectives, Policies and Restrictions."

                      INFORMATION ABOUT THE REORGANIZATION

REASONS FOR THE REORGANIZATION

    The Board of Directors of both the Acquired Fund and the Acquiring Fund, including all of the "non-interested" directors, has determined that it is advantageous to the respective Funds to combine the Acquired Fund with the Acquiring Fund. As discussed in detail below under "Information About the Acquired Fund and the Acquiring Fund," the Funds have similar investment objectives, policies and restrictions. The Funds also have the same investment adviser (with the same individuals managing both Funds) and the same underwriter, auditors, legal counsel and custodian.

    The Board of Directors of each Fund has determined that the Reorganization is expected to provide certain benefits to its Fund and is in the best interests of such Fund and its shareholders. The Board of Directors of each Fund has also determined that the interests of the existing shareholders of its Fund will not be diluted as a result of the Reorganization. The Boards considered, among other things, the following factors in making such determinations:

        (i) the advantages which may be realized by the Acquired Fund and the Acquiring Fund, consisting of a potentially reduced expense ratio, economies of scale resulting from Fund growth, and facilitation of portfolio management. The Boards noted in this regard that the Acquiring Fund, with its much larger asset base and resulting economies of scale, has a significantly lower expense ratio than does the smaller Acquired Fund, and it is expected that holders of the Acquired Fund will benefit from this lower expense ratio;

        (ii) the tax-free nature of the proposed Reorganization;

       (iii) the terms and conditions of the Plan, including that (a) the exchange of Acquired Fund shares for Acquiring Fund shares will take place on a net asset value basis; and (b) no sales charge will be incurred by Acquired Fund shareholders in connection with their acquisition of Acquiring Fund shares in the Reorganization;

       (iv) the provision of the Plan that expenses of the Reorganization will be allocated between the Acquired Fund and the Acquiring Fund in proportion to their relative net assets at the Effective Time; and

        (v) the fact that Acquired Fund shareholders would continue to have no Rule 12b-1 fees or sales charges and that advisory fees for Acquired Fund shareholders should be reduced as a result of "breakpoints" in the advisory fee schedule and the larger asset base of the Acquiring Fund.

    The Board concluded that the factors noted in (i) through (v) above render the proposed Reorganization fair to and in the best interests of shareholders of the Acquired Fund and the Acquiring Fund.

PLAN OF REORGANIZATION

    The following summary of the proposed Plan and the Reorganization is qualified in its entirety by reference to the Plan attached to this Prospectus/Proxy Statement as Exhibit A. The Plan provides that, as of the Effective Time, the Acquiring Fund will acquire all or substantially all of the assets and assume all liabilities of the Acquired Fund in exchange for Acquiring Fund shares having an aggregate net asset value equal to the aggregate value of the assets acquired (less liabilities assumed) from the Acquired Fund. Because the Acquired Fund is a separate series within Special Portfolios, for corporate law purposes the transaction is structured as a sale of the assets and assumption of the liabilities allocated to the Acquired Fund in exchange for the issuance of Acquiring Fund shares to the Acquired Fund, followed immediately by the distribution of such Acquiring Fund shares to Acquired Fund shareholders and the cancellation and retirement of outstanding Acquired Fund shares. This distribution of Acquiring Fund shares and cancellation and retirement of outstanding Acquired Fund shares is to be accomplished under the Plan by amending the articles of incorporation of Special Portfolios in the manner provided in the amendment set forth in Exhibit 1 to the Plan attached hereto as Exhibit A.

    Pursuant to the Plan, each holder of shares of the Acquired Fund will receive, at the Effective Time, Class Z shares of the Acquiring Fund with an aggregate net asset value equal to the aggregate net asset value of the Acquired Fund shares owned by such shareholder immediately prior to the Effective Time. The net asset value per Acquired Fund share will be computed as of the Effective Time using the valuation procedures set forth in the Fund's articles of incorporation and bylaws and then-current Prospectus and Statement of Additional Information and as may be required by the Investment Company Act. No Class Z Acquiring Fund shares will be outstanding prior to the Reorganization.

    At the Effective Time, the Acquiring Fund will issue to the Acquired Fund, and the Acquired Fund will distribute to the Acquired Fund's shareholders of record, determined as of the Effective Time, the Acquiring Fund Shares issued in exchange for the Acquired Fund assets as described above. All outstanding shares of the Acquired Fund thereupon will be canceled and retired and no additional shares representing interests in the Acquired Fund will be issued thereafter, and the Acquired Fund will be deemed to be liquidated. The distribution of Acquiring Fund shares to former Acquired Fund shareholders will be accomplished by the establishment of accounts on the share records of the Acquiring Fund in the names of Acquired Fund shareholders, each representing the numbers of full and fractional Acquiring Fund Class Z shares due such shareholders.

    The Plan provides that the Class Z Acquiring Fund shares issued in the Reorganization will not be subject to any front-end or deferred sales charges, any Rule 12b-1 distribution fees, or any shareholder servicing fees.

    The Acquired Fund contemplates that it will make a distribution, immediately prior to the Effective Time, of all of its current year net income and net realized capital gains, if any, not previously distributed. This distribution will be taxable to Acquired Fund shareholders subject to taxation.

    The consummation of the Reorganization is subject to the conditions set forth in the Plan, including, among others: (i) approval of the Plan, which includes the related amendment of Special Portfolios' articles of incorporation attached to the Plan, by the shareholders of the Acquired Fund; (ii) the delivery of the opinion of counsel described below under "-- Federal Income Tax Consequences;" (iii) the accuracy as of the Effective Time of the representations and warranties made by the Acquired Fund and the Acquiring Fund in the Plan; and (iv) the delivery of customary closing certificates. See the Plan attached hereto as Exhibit A for a complete listing of the conditions to the consummation of the Reorganization. The Plan may be terminated and the Reorganization abandoned at any time prior to the Effective Time, before or after approval by shareholders of the Acquired Fund, by resolution of the Board of Directors of either the Acquired Fund or the Acquiring Fund, if circumstances should develop that, in the opinion of such Board, make proceeding with the consummation of the Plan and Reorganization not in the best interests of such Fund's shareholders.

    The Plan provides that all expenses incurred in connection with the Reorganization shall be allocated between and borne by the Acquired Fund and the Acquiring Fund in proportion to their relative net assets at the Effective Time and that such expenses, and the allocation thereof, shall be reflected in the calculations of net asset value of the Acquired Fund for purposes of determining the numbers of Acquiring Fund shares to be issued in the Reorganization. The Plan also provides that at or prior to the Effective Time, Advisers or an affiliate of Advisers shall reimburse the Acquired Fund by the amount, if any, that the expenses incurred by the Acquired Fund (or accrued up to the Effective
Time) exceed any applicable state-imposed expense limitations.

    Approval of the Plan will require the affirmative vote of a majority of the outstanding shares of the Acquired Fund. Approval of the Plan by Acquired Fund shareholders will be deemed approval of the amendment to the articles of incorporation of Special Portfolios attached to the Plan. If the Plan is not approved, the Boards of Directors of the respective Funds will consider other possible courses of action. Acquired Fund shareholders are not entitled to assert dissenters' rights of appraisal in connection with the Plan or Reorganization. See "Voting Information -- No Dissenters' Rights of Appraisal" below.

DESCRIPTION OF ACQUIRING FUND SHARES

    For information concerning the shares of capital stock of the Acquiring Fund, including voting rights, see "Summary -- Capital Stock; Shareholder Voting Rights" above. All Acquiring Fund shares issued in the Reorganization will by fully paid and non-assessable and will not be entitled to pre-emptive or cumulative voting rights.

FEDERAL INCOME TAX CONSEQUENCES

    It is intended that the exchange of Acquiring Fund shares for the Acquired Fund's net assets and the distribution of such shares to the Acquired Fund's shareholders upon liquidation of the Acquired Fund will be treated as a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the "Code"), and that, for federal income tax purposes, no income, gain or loss will be recognized by the Acquired Fund's shareholders (except that the Acquired Fund contemplates that it will make a distribution, immediately prior to the Effective Time, of all of its current year net income and net realized capital gains, if any, not previously distributed, and this distribution will be taxable to Acquired Fund shareholders subject to taxation). The Acquired Fund has not asked, nor does it plan to ask, the Internal Revenue Service to rule on the tax consequences of the Reorganization.

    As a condition to the closing of the Reorganization, the two Funds will receive an opinion from Dorsey & Whitney P.L.L.P., counsel to the Funds, based in part on certain representations to be furnished by each Fund and by Fortis, Inc., substantially to the effect that the federal income tax consequences of the Reorganization will be as follows:

        (i) the Reorganization will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Code, and the Acquiring Fund and the Acquired Fund each will qualify as a party to the Reorganization under
    Section 368(b) of the Code;

        (ii) the Acquired Fund shareholders will recognize no income, gain or loss upon receipt, pursuant to the Reorganization, of the Acquiring Fund shares. Acquired Fund shareholders subject to taxation will recognize income upon receipt of any net investment income or net capital gains of the Acquired Fund which are distributed by the Acquired Fund prior to the Effective Time;

       (iii) the tax basis of the Acquiring Fund shares received by each Acquired Fund Shareholder pursuant to the Reorganization will be equal to the tax basis of the Acquired Fund shares exchanged therefor;

       (iv) the holding period of the Acquiring Fund shares received by each Acquired Fund shareholder pursuant to the Reorganization will include the period during which the Acquired Fund shareholder held the Acquired Fund shares exchanged therefor, provided that the Acquired Fund shares were held as a capital asset at the Effective Time;

        (v) the Acquired Fund will recognize no income, gain or loss by reason of the Reorganization;

       (vi) the Acquiring Fund will recognize no income, gain or loss by reason of the Reorganization;

       (vii) the tax basis of the assets received by the Acquiring Fund pursuant to the Reorganization will be the same as the basis of those assets in the hands of the Acquired Fund as of the Effective Time;

      (viii) the holding period of the assets received by the Acquiring Fund pursuant to the Reorganization will include the period during which such assets were held by the Acquired Fund; and

       (ix) the Acquiring Fund will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of the Acquired Fund as of the Effective Time.

    The foregoing advice is based in part upon certain representations furnished by the Acquired Fund and Advisers, of which two principal ones are: (a) that assets representing at least 90% of the fair market value of the Acquired Fund's net assets and at least 70% of the fair market value of the Acquired Fund's gross assets at the Effective Time are exchanged solely for Acquiring Fund shares with unrestricted voting rights, and (b) that there are no owners of the shares of the Acquired Fund who own 5% or more of the Acquired Fund shares with the sole exception of the Fortis Holdings Profit Sharing Trust, and there is no present plan or intention on the part of the Investment Committee for the Fortis Holdings Profit Sharing Trust to sell or exchange the shares of the Acquiring Fund received pursuant to the Reorganization, or to eliminate the Acquiring Fund as an investment option available to participants in the Fortis Holdings Profit Sharing Trust; and furthermore, that, to the best knowledge of management of the Acquired Fund, there is no plan or intention on the part of the remaining Acquired Fund shareholders to sell, exchange or otherwise dispose of a number of Acquiring Fund shares to be received pursuant to the Reorganization that would reduce such shareholders' interest to a number of Acquiring Fund shares having, in the aggregate, a value as of the Effective Time of less than 50% of the total value of the Acquired Fund shares outstanding immediately prior to the consummation of the Reorganization.

    Shareholders of the Acquired Fund should consult their tax advisors regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Since the foregoing discussion only relates to the federal income tax consequences of the Reorganization, shareholders of the Acquired Fund should consult their tax advisors as to state and local tax consequences, if any, of the Reorganization.

RECOMMENDATION AND VOTE REQUIRED

    The Board of Directors of the Acquired Fund, including the "non-interested" directors, recommends that shareholders of the Acquired Fund approve the Plan. Approval of the Plan will require the affirmative vote of a majority of the outstanding shares of the Acquired Fund. Approval of the Plan by Acquired Fund shareholders will be deemed approval of the amendment to the articles of incorporation of Special Portfolios attached to the Plan.

           INFORMATION ABOUT THE ACQUIRED FUND AND THE ACQUIRING FUND

    Information concerning the Acquiring Fund and the Acquired Fund is incorporated herein by reference from their current Prospectuses dated January 1, 1996 and March 1, 1995, respectively. The Prospectus of the Acquiring Fund accompanies this Prospectus/Proxy Statement and forms part of the Registration Statement of the Acquiring Fund on Form N-1A which has been filed with the Commission. The Prospectus of the Acquired Fund may be obtained in the manner described under "Incorporation by Reference" and forms part of the Registration Statement of the Acquired Fund on Form N-1A which has been filed with the Commission.

    The Acquiring Fund and the Acquired Fund are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith file reports and other information including proxy materials, reports and charter documents with the Commission. These proxy materials, reports and other information filed by the Acquiring Fund and the Acquired Fund can be inspected and copies obtained at the Public Reference Facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the New York Regional Office of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates.

COMPARISON OF INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS

    GENERAL.   The  Acquired Fund and  the Acquiring Fund  are both diversified, open-end funds with investment objectives which are similar, in that both seek to provide shareholders with capital appreciation.

    - The primary investment objectives of the Acquired Fund are appreciation of capital and the realization of both long and short-term capital gains. Consistent with such objectives, the Acquired Fund invests in so-called "growth" companies (companies which appear to possess superior potential for appreciation in value). The Acquired Fund may also invest in the securities of companies in cyclical industries when substantial increases in the market value of their securities are foreseen.

    - The Acquiring Fund's investment objective is short and long-term capital appreciation. Current income is only a secondary objective. The Acquiring Fund uses a "growth" philosophy, i.e., it seeks to identify companies whose earnings and revenue growth potential exceed industry averages. In addition to superior earnings growth potential, the Acquiring Fund seeks companies which it believes to be well managed with above average returns on equity and invested capital, healthy balance sheets and the potential to gain market share. Companies of this nature typically have above average growth potential and a correspondingly higher than average valuation level as measured by price to earnings, price to cash flow and price to book value ratios. Under normal market conditions, it is the intention of this Fund to maintain a median market capitalization for its portfolio of from $1 billion to $5 billion, making it a "mid cap growth fund."

The   similarity  of  these  objectives  is   reflected  in  the  median  market
capitalizations of the Funds. On October 31, 1995, each Fund had a median market capitalization of approximately $2.7 billion.

    The investment policies of the Acquired Fund and the Acquiring Fund also are substantially similar.

    - Each Fund invests primarily in common stocks or securities convertible into common stocks. Occasionally, however, limited amounts may be invested in other types of securities (such as nonconvertible preferred and debt securities).

    - Each Fund may invest up to 10% of its assets in foreign securities.

    - Neither Fund may borrow money.

In addition, both Funds may invest in repurchase agreements and variable amount master demand notes, and may invest up to 5% of total assets in certain illiquid securities. The similarities and differences in the respective Funds' investment policies and restrictions with respect to particular types of instruments are discussed in further detail under the following captions.

    ILLIQUID SECURITIES. With respect to the Acquiring Fund, as a fundamental policy that may not be changed without shareholder approval, the Fund may invest up to 5% of its assets (at the time of investment) in each of the following: (a) securities which it might not be free to sell to the public without registration of such securities under the Securities Act of 1933; and (b) bonds, debentures or other debt securities which are not publicly distributed. However, this policy is further restricted by a nonfundamental policy that may be changed without shareholder approval, which prohibits more than an aggregate of 5% of the Fund's total assets from being invested in: (a) restricted securities (both debt and equity); (b) equity securities of any issuer which are not readily marketable; and (c) companies which have been in business for less than three years. The Acquired Fund's policies with respect to illiquid securities are similar. As a fundamental policy, the Acquired Fund may not invest more than an aggregate of 5% of the value of its total assets in securities (both debt and equity) which are not readily marketable. In addition, as a nonfundamental policy that may be changed without shareholder approval, the Acquired Fund may not invest more than an aggregate of 5% of the value of its total assets in (a) securities (both debt and equity) which are not readily marketable, such as thinly traded common stock; and (b) companies which have been in business for less than three years. Under the Acquired Fund's policies, "restricted" securities that are eligible for resale pursuant to Rule 144A under the Securities Act of 1933 and that have been determined to be liquid by the Board of Directors of Special Portfolios or by Advisers subject to the oversight of such Board of Directors will not be considered securities that "are not readily marketable." Thus, the Acquired Fund's policies regarding investments in illiquid securities are somewhat less restrictive than the policies of the Acquiring Fund.

    The sale of illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. A Fund may be restricted in its ability to sell such securities at a time when Advisers deems it advisable to do so. In addition, in order to meet redemption requests, a Fund may have to sell other assets, rather than such illiquid securities, at a time which is not advantageous.

    REPURCHASE AGREEMENTS. Both Funds may invest in repurchase agreements. Repurchase agreements are short-term instruments under which securities are purchased from a bank or a securities dealer with an agreement by the seller to repurchase the securities at a mutually agreeable date, interest rate, and price. In investing in repurchase agreements, the Funds' risk is limited to the ability of such seller to pay the agreed upon amount at the maturity of the repurchase agreement. In the opinion of Advisers, such risk is not material, since in the event of default, barring extraordinary circumstances, a Fund would be entitled to sell the underlying securities or otherwise receive adequate protection under Federal bankruptcy laws for its interest in such securities. However, to the extent that proceeds from any sale upon a default were less than the repurchase price, the Fund could suffer a loss.

    VARIABLE AMOUNT MASTER DEMAND NOTES. Both Funds may invest in variable amount master demand notes. Variable amount master demand notes allow the investment of fluctuating amounts by the Funds at varying market rates of interest pursuant to arrangements between the Funds and a financial institution. Variable amount master demand notes may under certain circumstances be deemed illiquid assets. However, such notes will not be considered illiquid where the Fund has a "same day withdrawal option," I.E., where it has the unconditional right to demand and receive payment in full of the principal amount then outstanding together with interest to the date of payment.

    FOREIGN SECURITIES. Each Fund is permitted to invest up to 10% of its total assets (at the time of investment) in foreign securities. The risks of investing in foreign securities are discussed above under "Risk Factors" and in the accompanying Acquiring Fund Prospectus under the caption "Investment Objectives and Policies -- Other Investment Practices of the Funds -- Foreign Securities."

    SHORT-TERM MONEY MARKET INSTRUMENTS. In periods when a more defensive position is deemed warranted, the Acquired Fund may invest in high-grade preferred stocks, bonds, and other fixed income securities (whether or not convertible into or carrying rights to purchase common stocks), or retain cash, all without limitation. Similarly, the Acquiring Fund may at any time invest funds awaiting investment or held as reserves for the purposes of satisfying redemption requests, payment of dividends or making other distributions to shareholders, in cash and short-term money market instruments. Short-term money market instruments are described in the accompanying Acquiring Fund Prospectus under the caption "Investment Objectives and Policies -- Other Investment Practices of the Funds -- Short-Term Money Market Instruments."

    OTHER. Neither Fund may borrow money. In addition, neither Fund may enter into options, futures or forward contracts, lend its portfolio securities, enter into delayed delivery transactions or sell securities short "against the box."

    The foregoing comparison does not purport to be a complete summary of the investment policies and restrictions of the Acquired Fund or the Acquiring Fund. For complete discussions of the investment policies and restrictions of the respective Funds, see the Acquiring Fund's Prospectus accompanying this Prospectus/Proxy Statement; the Acquired Fund's Prospectus referred to under "Incorporation by Reference;" and the Statements of Additional Information of the Acquired Fund and the Acquiring Fund, also referred to under such caption.

CAPITALIZATION

    The following table shows the capitalization of the Acquired Fund and of the Acquiring Fund as of October 31, 1995 and on a pro forma basis as of that date, giving effect to the proposed Reorganization:

                                                          ACQUIRED    ACQUIRING
                                                            FUND*       FUND       PRO FORMA
                                                          ---------  -----------  -----------
                                                            (IN THOUSANDS, EXCEPT PER SHARE
                                                                        VALUES)
CLASS A SHARES
  Net assets............................................     --      $   642,773  $   642,773
  Net asset value per share.............................     --      $     32.56  $     32.56
  Shares outstanding....................................     --           19,743       19,743

CLASS B SHARES
  Net assets............................................     --      $     2,466  $     2,466
  Net asset value per share.............................     --      $     32.56  $     32.56
  Shares outstanding....................................     --               76           76

CLASS C SHARES
  Net assets............................................     --      $       415  $       415
  Net asset value per share.............................     --      $     32.37  $     32.37
  Shares outstanding....................................     --               13           13
CLASS H SHARES
  Net assets............................................     --      $     9,107  $     9,107
  Net asset value per share.............................     --      $     32.37  $     32.37
  Shares outstanding....................................     --              281          281
CLASS Z SHARES
  Net assets............................................  $  92,634      --       $    92,634
  Net asset value per share.............................  $   42.32      --       $     32.55
  Shares outstanding....................................      2,189      --             2,846

------------------------
* Acquired Fund shares are currently offered in a single class. Current shares of Acquired Fund are shown as Class Z shares, since Acquired Fund shares will be exchanged for Class Z Acquiring Fund shares in the Reorganization.

                               VOTING INFORMATION

GENERAL

    This Prospectus/Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors of the Acquired Fund to be used at the Special Meeting of Acquired Fund shareholders to be held at 10:00 a.m., Central time, on February 22, 1996, at the offices of Fortis Advisers, Inc., 500 Bielenberg Drive, Woodbury, Minnesota and at any adjournments thereof. This Prospectus/Proxy Statement, along with a Notice of Special Meeting and a proxy card, is first being mailed to shareholders of the Acquired Fund on or about January 22, 1996. Only shareholders of record as of the close of business on January 4, 1996 (the "Record Date") will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof. If the enclosed form of proxy is properly executed and returned on time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked proxies will be voted "for" the proposed Plan and Reorganization. A proxy may be revoked by giving written notice, in person or by mail, of revocation before the Meeting to the Acquired Fund at its principal executive offices, 500 Bielenberg Drive, Woodbury, Minnesota (mailing address: P.O. Box 64284, St. Paul, Minnesota 55164) or by properly executing and submitting a later-dated proxy, or by voting in person at the Meeting.

    If a shareholder executes and returns a proxy but abstains from voting, the shares held by such shareholder will be deemed present at the Meeting for purposes of determining a quorum and will be included in determining the total number of votes cast. If a proxy is received from a broker or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote Acquired Fund shares (I.E., a broker "non-vote"), the shares represented by such proxy will not be considered present at the Meeting for purposes of determining a quorum and will not be included in determining the number of votes cast. Brokers and nominees will not have discretionary authority to vote shares for which instructions are not received from the beneficial owner.

    Approval of the Plan and Reorganization will require the affirmative vote described above under "Information About the Reorganization -- Recommendation and Vote Required."

    As of November 30, 1995 (i) the Acquired Fund had 2,196,152 shares outstanding and entitled to vote at the Meeting; (ii) the Acquiring Fund had the following numbers of shares outstanding: Class A, 19,739,398 shares; Class B, 88,958 shares; Class C, 14,629 shares; and Class H, 304,499 shares; and (iii) the directors and officers of the respective Funds as a group owned less than one percent of the outstanding shares of each Fund or any class thereof. The following table sets forth information concerning those persons known by the respective Funds to own of record or beneficially more than 5% of the outstanding shares of either Fund, or more than 5% of the outstanding shares of any class of the Acquiring Fund, as indicated, as of such date, including persons and entities who beneficially own more than 25% of either Fund or any class thereof. Unless otherwise indicated, the persons named below have both record and beneficial ownership:

                                                      PERCENTAGE
NAME AND ADDRESS OF RECORD HOLDER                     OWNERSHIP
--------------------------------------------------    ---------

ACQUIRED FUND
  Fortis Holdings Profit Sharing Trust* ..........       56%
   Marshall & Ilsley Trust Co., Trustee
   1000 North Water Street
   Milwaukee, Wisconsin 53202-3197

ACQUIRING FUND:
  CLASS A
    None

  CLASS B
    First Trust National Association C/F                  5%
     Terrance L. Twedt IRA........................
    P.O. Box 309
     Pacific City, Oregon 97135-0309
    Lincoln County Colorado                               7%
     Employee Retirement Plan*....................
    P.O. Box 67
     Hugo, Colorado 80821-0067

  CLASS C
    First Trust National Association C/F/                13%
     Carol S. Atha Rollover IRA...................
    R.R. 7, Box 246
     Fairmont, West Virginia 26554-8925

                                                      PERCENTAGE
NAME AND ADDRESS OF RECORD HOLDER                     OWNERSHIP
--------------------------------------------------    ---------

ACQUIRING FUND (CONTINUED):
  CLASS H
    None

------------------------
*   Record ownership only.

    Proxies are solicited by mail. Additional solicitations may be made by telephone or personal contact by officers or employees of Advisers and its affiliates without cost to the Funds. In addition, the services of a third-party proxy solicitation firm may be utilized, with such firm's fees and expenses allocated between and borne by the Acquired Fund and the Acquiring Fund as described under "Information About the Reorganization -- Plan of Reorganization" above.

    In the event that sufficient votes to approve the Plan and Reorganization are not received by the date set for the Meeting, the persons named as proxies may propose one or more adjournments of the Meeting for up to 120 days to permit further solicitation of proxies. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require the affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the Meeting. The persons named as proxies will vote upon such adjournment after consideration of the best interests of all shareholders.

INTERESTS OF CERTAIN PERSONS

    The following persons affiliated with the Funds receive payments from the Acquired Fund and the Acquiring Fund for services rendered pursuant to contractual arrangements with the Funds: Fortis Advisers, Inc. as the investment adviser, transfer agent and dividend agent to each Fund, receives payments for its investment advisory and management services; and Fortis Investors, Inc., a subsidiary of Advisers, receives payments for providing distribution services to the Acquiring Fund.

NO DISSENTERS' RIGHTS OF APPRAISAL

    Under the Investment Company Act, Acquired Fund shareholders are not entitled to assert dissenters' rights of appraisal in connection with the Plan or Reorganization.

                        FINANCIAL STATEMENTS AND EXPERTS

    The audited statements of assets and liabilities, including the schedules of investments in securities, of the Acquired Fund as of October 31, 1995, and of the Acquiring Fund as of August 31, 1995, and the related statements of operations for the years then ended, the statements of changes in net assets for each of the periods indicated therein, and the financial highlights for the periods indicated therein, as included in the Annual Reports of the Acquired Fund for the fiscal year ended October 31, 1995 and the Acquiring Fund for the fiscal year ended August 31, 1995, respectively, have been incorporated by reference into this Prospectus/Proxy Statement in reliance on the reports of KPMG Peat Marwick LLP, independent auditors for the Funds, given on the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

    Certain legal matters concerning the issuance of the shares of the Acquiring Fund to be issued in the Reorganization will be passed upon by Dorsey & Whitney P.L.L.P., 220 South Sixth Street, Minneapolis, Minnesota 55402.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           PROSPECTUS/PROXY STATEMENT
                                JANUARY 22, 1996
                       PROPOSED ACQUISITION OF ASSETS OF
                                STOCK PORTFOLIO
                         A SEPARATELY MANAGED SERIES OF
                            SPECIAL PORTFOLIOS, INC.
                        BY AND IN EXCHANGE FOR SHARES OF
                            FORTIS GROWTH FUND, INC.

                            ------------------------

                               TABLE OF CONTENTS
                            ------------------------

                                                    PAGE
                                                    -----
Incorporation by Reference.....................           3
Summary........................................           4
Risk Factors...................................           8
Information About the Reorganization...........           9
Information About the Acquired Fund and the
 Acquiring Fund................................          12
Voting Information.............................          15
Financial Statements and Experts...............          17
Legal Matters..................................          17
Exhibit A -- Agreement and Plan of
 Reorganization................................

                            ------------------------

The following documents accompany this Prospectus/Proxy Statement:

Prospectus dated January 1, 1996 of Fortis Growth Fund, Inc.

Annual Report of Fortis Growth Fund, Inc. for the fiscal year ended August 31, 1995.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                         EXHIBIT A TO PROSPECTUS/PROXY STATEMENT

                      AGREEMENT AND PLAN OF REORGANIZATION
                  STOCK PORTFOLIO AND FORTIS GROWTH FUND, INC.

    THIS  AGREEMENT AND PLAN  OF REORGANIZATION (the "AGREEMENT")  is made as of
this   day of         , 1995, by and between Special Portfolios, Inc.  ("SPECIAL
PORTFOLIOS"), a Minnesota corporation, on behalf of Stock Portfolio (the "ACQUIRED FUND"), a series of Special Portfolios, and Fortis Growth Fund, Inc., a Minnesota corporation (the "ACQUIRING FUND"). The shares of the Acquired Fund designated in the amended and restated articles of incorporation of Special Portfolios are referred to herein by the name set forth in the bylaws of Special Portfolios, as follows:

      DESIGNATION IN ARTICLES
       OF SPECIAL PORTFOLIOS          NAME ASSIGNED IN BYLAWS
------------------------------------  -----------------------
Series A............................        Stock Portfolio

    This Agreement is intended to be and is adopted as a plan of reorganization and liquidation pursuant to Sections 368(a)(1)(C) and 368(a)(2)(G) of the United States Internal Revenue Code of 1986, as amended (the "CODE"). The reorganization (the "REORGANIZATION") will consist of the transfer of all or substantially all of the assets of the Acquired Fund to the Acquiring Fund and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund in exchange solely for full and fractional shares of common stock, par value $.01 per share, of the Acquiring Fund (the "ACQUIRING FUND SHARES"), having an aggregate net asset value equal to the aggregate value of the assets acquired (less liabilities assumed) of the Acquired Fund, and the distribution of the Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund as provided herein, all upon the terms and conditions hereinafter set forth. The distribution of Acquiring Fund Shares to Acquired Fund shareholders and the retirement and cancellation of the Acquired Fund's shares will be effected pursuant to an amendment to the articles of incorporation of Special Portfolios in the form attached hereto as Exhibit 1 (the "AMENDMENT") to be adopted by Special Portfolios in accordance with the Minnesota Business Corporation Act.

    WITNESSETH:

    WHEREAS, each of Special Portfolios and the Acquiring Fund is a registered, open end management investment company, with Special Portfolios offering its shares of common stock in multiple series (each of which series represents a separate and distinct portfolio of assets and liabilities) and the Acquiring Fund offering its shares of common stock in a single series;

    WHEREAS, Special Portfolios offers shares of the Acquired Fund in a single class and the Acquiring Fund offers shares in multiple classes which will, at the time the transactions contemplated hereby are consummated, include Class Z shares;

    WHEREAS, the Acquired Fund owns securities which generally are assets of the character in which the Acquiring Fund is permitted to invest; and

    WHEREAS, the Board of Directors of each of the Acquired Fund and the Acquiring Fund has determined that the exchange of all or substantially all of the assets of the Acquired Fund for Acquiring Fund Shares and the assumption of all of the liabilities of the Acquired Fund by the Acquiring Fund is in the best interests of the shareholders of the Acquired Fund and the Acquiring Fund, respectively.

    NOW, THEREFORE, in consideration of the premises and of the representations, warranties, covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. TRANSFER OF ALL OR SUBSTANTIALLY ALL OF THE ASSETS OF THE ACQUIRED FUND TO THE ACQUIRING FUND SOLELY IN EXCHANGE FOR ACQUIRING FUND SHARES, THE ASSUMPTION OF ALL ACQUIRED FUND LIABILITIES AND THE LIQUIDATION OF THE ACQUIRED FUND

    1.1 Subject to the requisite approval by Acquired Fund shareholders and to the other terms and conditions set forth herein and in the Amendment and on the basis of the representations and warranties contained herein, the Acquired Fund agrees to transfer all or substantially all of the Acquired Fund's assets as set forth in Section 1.2 to the Acquiring Fund, and the Acquiring Fund agrees in exchange therefor (a) to deliver to the Acquired Fund that number of full and fractional Class Z Acquiring Fund Shares determined in accordance with Article 2, and (b) to assume all of the liabilities of the Acquired Fund, as set forth in Section 1.3. Such transactions shall take place as of the effective time provided for in Section 3.1 (the "EFFECTIVE TIME").

    1.2(a) The assets of the Acquired Fund to be acquired by the Acquiring Fund shall consist of all or substantially all of Acquired Fund's property, including, but not limited to, all cash, securities, commodities, futures, and interest and dividends receivable which are owned by the Acquired Fund as of the Effective Time. All of said assets shall be set forth in detail in an unaudited statement of assets and liabilities of the Acquired Fund as of the Effective Time (the "EFFECTIVE TIME STATEMENT"). The Effective Time Statement shall, with respect to the listing of the Acquired Fund's portfolio securities, detail the adjusted tax basis of such securities by lot, the respective holding periods of such securities and the current and accumulated earnings and profits of the Acquired Fund. The Effective Time Statement shall be prepared in accordance with generally accepted accounting principles (except for footnotes) consistently applied from the prior audited period.

      (b) The Acquired Fund has provided the Acquiring Fund with a list of all of the Acquired Fund's assets as of the date of execution of this Agreement. The Acquired Fund reserves the right to sell any of these securities in the ordinary course of its business and, subject to Section 5.1, to acquire additional securities in the ordinary course of its business.

    1.3 The Acquiring Fund shall assume all of the liabilities, expenses, costs, charges and reserves (including, but not limited to, expenses incurred in the ordinary course of the Acquired Fund's operations, such as accounts payable relating to custodian fees, investment management and administrative fees, legal and audit fees, and expenses of state securities registration of the Acquired Fund's shares), including those reflected in the Effective Time Statement.

    1.4 Immediately after the transfer of assets provided for in Section 1.1 and the assumption of liabilities provided for in Section 1.3, and pursuant to the plan of reorganization adopted herein and in the Amendment, the Acquired Fund will distribute pro rata (as provided in Article 2) to the Acquired Fund's shareholders of record, determined as of the Effective Time (the "ACQUIRED FUND SHAREHOLDERS"), the Class Z Acquiring Fund Shares received by the Acquired Fund pursuant to Section 1.1, and all other assets of the Acquired Fund, if any. Thereafter, no additional shares representing interests in the Acquired Fund shall be issued. Such distribution will be accomplished by the transfer of the Class Z Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund shareholders representing the numbers of Class Z Acquiring Fund Shares due each such shareholder. All issued and outstanding shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund, although share certificates representing interests in the Acquired Fund will represent those numbers of Class Z Acquiring Fund Shares after the Effective Time as determined in accordance with Article 2. Unless requested by Acquired Fund shareholders, the Acquiring Fund will not issue certificates representing the Acquiring Fund Shares issued in connection with such exchange.

    1.5 Ownership of Class Z Acquiring Fund Shares will be shown on the books of the Acquiring Fund. Class Z Acquiring Fund Shares will be issued in the manner described in the Acquiring Fund's Prospectus and Statement of Additional Information as in effect as of the Effective Time. Accordingly, such Class Z Acquiring Fund Shares will not be subject to any front-end or deferred sales charges, any Rule 12b-1 distribution fees, or any shareholder servicing fees.

    1.6 Any reporting responsibility of the Acquired Fund, including, but not limited to, the responsibility for filing of regulatory reports, tax returns, or other documents with the Securities and Exchange Commission (the "COMMISSION"), any state securities commissions, and any federal, state or local tax authorities or any other relevant regulatory authority, is and shall remain the responsibility of the Acquired Fund.

2.  VALUATION; ISSUANCE OF ACQUIRING FUND SHARES

    2.1 The net asset value per share of the Acquired Fund's shares shall be computed as of the Effective Time using the valuation procedures set forth in its articles of incorporation and bylaws, its then-current Prospectus and Statement of Additional Information, and as may be required by the Investment Company Act of 1940, as amended (the "1940 ACT").

    2.2 The total number of Class Z Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the assets and liabilities of the Acquired Fund shall have an aggregate net asset value equal to the aggregate net asset value of the Acquired Fund's shares immediately prior to the Effective Time, as determined pursuant to Section 2.1.

    2.3 Immediately after the Effective Time, the Acquired Fund shall distribute to the Acquired Fund shareholders in liquidation of the Acquired Fund pro rata (based upon the ratio that the number of Acquired Fund shares owned by each Acquired Fund shareholder immediately prior to the Effective Time bears to the total number of issued and outstanding Acquired Fund shares immediately prior to the Effective Time) the full and fractional Class Z Acquiring Fund Shares received by the Acquired Fund pursuant to Section 2.2. Accordingly, each Acquired Fund shareholder shall receive, immediately after the Effective Time, Class Z Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Acquired Fund shares owned by such Acquired Fund shareholder immediately prior to the Effective Time.

3.  EFFECTIVE TIME; CLOSING

    3.1 The closing of the transactions contemplated by this Agreement (the "CLOSING") shall occur as of the close of normal trading on the New York Stock Exchange (the "EXCHANGE") (currently, 4:00 p.m. Eastern time) on the first day upon which the conditions to closing shall have been satisfied (but not prior to March 1, 1996), or at such time on such later date as provided herein or as the parties otherwise may agree in writing (such time and date being referred to herein as the "EFFECTIVE TIME"). All acts taking place at the Closing shall be deemed to take place simultaneously as of the Effective Time unless otherwise agreed to by the parties. The Closing shall be held at the offices of Dorsey & Whitney P.L.L.P., 220 South Sixth Street, Minneapolis, Minnesota 55402, or at such other place as the parties may agree.

    3.2 The Acquired Fund shall deliver at the Closing its written instructions to the custodian for the Acquired Fund, acknowledged and agreed to in writing by such custodian, irrevocably instructing such custodian to transfer to the Acquiring Fund all of the Acquired Fund's portfolio securities, cash, and any other assets to be acquired by the Acquiring Fund pursuant to this Agreement.

    3.3 In the event that the Effective Time occurs on a day on which (a) the Exchange or another primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted, or (b) trading or the reporting of trading on the Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Effective Time shall be postponed until the close of normal trading on the Exchange on the first business day when trading shall have been fully resumed and reporting shall have been restored.

    3.4 The Acquired Fund shall deliver at the Closing its certificate stating that the records maintained by its transfer agent (which shall be made available to the Acquiring Fund) contain the names and addresses of the Acquired Fund shareholders and the number of outstanding Acquired Fund shares owned by each such shareholder as of the Effective Time. The Acquiring Fund shall certify at the Closing that the Acquiring Fund Shares required to be issued by it pursuant to this Agreement have been issued and delivered as required herein. At the Closing, each party shall deliver to the other such bills of sale, liability assumption agreements, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

4.  REPRESENTATIONS, WARRANTIES AND COVENANTS

    4.1 The Acquired Fund represents, warrants and covenants to the Acquiring Fund as follows:

        (a) Special Portfolios is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota;

        (b) Special Portfolios is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act, and of each series of shares offered by Special Portfolios under the Securities Act of 1933, as amended (the "1933 ACT"), is in full force and effect;

        (c) Shares of the Acquired Fund are registered in all jurisdictions in which they are required to be registered under state securities laws and any other applicable laws; said registrations, including any periodic reports or supplemental filings, are complete and current; all fees required to be paid in connection with such registrations have been paid; and the Acquired Fund is in good standing, is not subject to any stop orders, and is fully qualified to sell its shares in any state in which its shares have been registered;

        (d) The Prospectus and Statement of Additional Information of the Acquired Fund, as of the date hereof and up to and including the Effective Time, conform and will conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

        (e) The Acquired Fund is not, and the execution, delivery and performance of this Agreement will not result, in a violation of Special Portfolios' articles of incorporation or bylaws or of any material agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which it is bound;

        (f) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to the best of the Acquired Fund's knowledge, threatened against the Acquired Fund or any of its properties or assets. The Acquired Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

        (g) The Statement of Assets and Liabilities of the Acquired Fund as of the end of its most recently concluded fiscal year has been audited by KPMG Peat Marwick LLP, independent accountants, and is in accordance with generally accepted accounting principles consistently applied, and such statement (a copy of which has been furnished to the Acquiring Fund) presents fairly, in all material respects, the financial position of the Acquired Fund as of such date, and there are no known material contingent liabilities of the Acquired Fund as of such date not disclosed therein;

        (h) Since the end of the Acquired Fund's most recently concluded fiscal year, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, except as otherwise disclosed to the Acquiring Fund. For the purposes of this paragraph (h), a decline in net asset value per share of the Acquired Fund, the discharge or incurrence of Acquired Fund liabilities in the ordinary course of business, or the redemption of Acquired Fund shares by Acquired Fund shareholders, shall not constitute such a material adverse change;

        (i) All material federal and other tax returns and reports of the Acquired Fund required by law to have been filed prior to the Effective Time shall have been filed and shall be correct, and all federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and, to the best of the Acquired Fund's knowledge, no such return is currently under audit and no assessment shall have been asserted with respect to such returns;

        (j) For each taxable year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company, and the Acquired Fund intends to meet the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company for its final, partial taxable year;

        (k) All issued and outstanding shares of the Acquired Fund are, and at the Effective Time will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the Effective Time, be held by the persons and in the amounts set forth in the records of the Acquired Fund, as provided in
    Section 3.4. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any Acquired Fund shares, and there is not outstanding any security convertible into any Acquired Fund shares;

        (l) At the Effective Time, the Acquired Fund will have good and marketable title to the Acquired Fund's assets to be transferred to the Acquiring Fund pursuant to Section 1.2 and full right, power, and authority to sell, assign, transfer and deliver such assets hereunder, and upon delivery of and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act other than as disclosed to the Acquiring Fund in the Effective Time Statement;

        (m) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Effective Time by all necessary action on the part of the Acquired Fund's Board of Directors, and, subject to the approval of the Acquired Fund shareholders, this Agreement will constitute a valid and binding obligation of the Acquired Fund, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws relating to or affecting creditors' rights and to the application of equitable principles in any proceeding, whether at law or in equity;

        (n) The information to be furnished by and on behalf of the Acquired Fund for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects;

        (o) All information pertaining to the Acquired Fund, its agents and affiliates and Special Portfolios and included in the Registration Statement referred to in Section 5.5 (or supplied by the Acquired Fund or its agents or affiliates for inclusion in said Registration Statement), on the effective date of said Registration Statement and up to and including the Effective Time, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements are made, not materially misleading (other than as may timely be remedied by further appropriate disclosure);

        (p) Since the end of the Acquired Fund's most recently concluded fiscal year, there have been no material changes by the Acquired Fund in accounting methods, principles or practices, including those required by generally accepted accounting principles, except as disclosed in writing to the Acquiring Fund; and

        (q) The Effective Time Statement will be prepared in accordance with generally accepted accounting principles (except for footnotes) consistently applied and will present accurately the assets and liabilities of the Acquired Fund as of the Effective Time, and the values of the Acquired Fund's assets and liabilities to be set forth in the Effective Time
    Statement will be computed as of the Effective Time using the valuation procedures set forth in the Acquired Fund's articles of incorporation and bylaws, its then-current Prospectus and Statement of Additional Information, and as may be required by the 1940 Act. At the Effective Time, the Acquired Fund will have no liabilities, whether absolute or contingent, known or unknown, accrued or unaccrued, which are not reflected in the Effective Time Statement.

    4.2 The Acquiring Fund represents, warrants and covenants to the Acquired Fund as follows:

        (a) The Acquiring Fund is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota;

        (b) The Acquiring Fund is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act, and of its shares offered under the 1933 Act, is in full force and effect;

        (c) Shares of the Acquiring Fund are registered in all jurisdictions in which they are required to be registered under state securities laws and any other applicable laws; said registrations, including any periodic reports or supplemental filings, are complete and current; all fees required to be paid in connection with such registrations have been paid; and the Acquiring Fund is in good standing, is not subject to any stop orders, and is fully qualified to sell its shares in any state in which its shares have been registered;

        (d) The Prospectus and Statement of Additional Information of the Acquiring Fund, as of the date hereof and up to and including the Effective Time, conform and will conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

        (e) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result, in a violation of its articles of incorporation or bylaws or of any material agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund is a party or by which it is bound;

        (f) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to the best of the Acquiring Fund's knowledge, threatened against the Acquiring Fund or any of its properties or assets. The Acquiring Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

        (g) The Statement of Assets and Liabilities of the Acquiring Fund as of the end of its most recently concluded fiscal year has been audited by KPMG Peat Marwick LLP, independent accountants, and is in accordance with generally accepted accounting principles consistently applied, and such statement (a copy of which has been furnished to the Acquired Fund) presents fairly, in all material respects, the financial position of the Acquiring Fund as of such date, and there are no known material contingent liabilities of the Acquiring Fund as of such date not disclosed therein;

        (h) Since the end of the Acquiring Fund's most recently concluded fiscal year, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, except as otherwise disclosed to the Acquired Fund. For the purposes of this paragraph (h), a decline in net asset value per share of the Acquiring Fund, the discharge or incurrence of Acquiring Fund liabilities in the ordinary course of business, or the redemption of Acquiring Fund shares by Acquiring Fund shareholders, shall not constitute such a material adverse change;

        (i) All material federal and other tax returns and reports of the Acquiring Fund required by law to have been filed prior to the Effective Time shall have been filed and shall be correct, and all federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and, to the best of the Acquiring Fund's knowledge, no such return is currently under audit and no assessment shall have been asserted with respect to such returns;

        (j) For each taxable year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company, and the Acquiring Fund intends to meet the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company in the current and future years;

        (k) All issued and outstanding shares of the Acquiring Fund are, and at the Effective Time will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund Shares to be issued and delivered to the Acquired Fund for the account of the Acquired Fund Shareholders, pursuant to the terms of this Agreement, at the Effective Time will have been duly authorized and, when so issued and delivered, will be duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any Acquiring Fund shares, and there is not outstanding any security convertible into any Acquiring Fund shares (other than Class B and Class H shares which automatically convert to Class A shares after a specified period);

        (l) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Effective Time by all necessary action on the part of the Acquiring Fund's Board of Directors, and at the Effective Time this Agreement will constitute a valid and binding obligation of the Acquiring Fund, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws relating to or affecting creditors' rights and to the application of equitable principles in any proceeding, whether at law or in equity. Consummation of the transactions contemplated by this Agreement does not require the approval of the Acquiring Fund's shareholders;

        (m) The information to be furnished by and on behalf of the Acquiring Fund for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects;

        (n) Since the end of the Acquiring Fund's most recently concluded fiscal year, there have been no material changes by the Acquiring Fund in accounting methods, principles or practices, including those required by generally accepted accounting principles, except as disclosed in writing to the Acquired Fund; and

        (o) The Registration Statement referred to in Section 5.5, on its effective date and up to and including the Effective Time, will (i) conform in all material respects to the applicable requirements of the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 ACT"), and the 1940 Act and the rules and regulations of the Commission thereunder, and (ii) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading (other than as may timely be remedied by further appropriate disclosure); provided, however, that the representations and warranties in clause (ii) of this paragraph shall not apply to statements in (or omissions from) the Registration Statement concerning the Acquired Fund, its agents and affiliates and Fortis Advisers (or supplied by the Acquired Fund, its agents or affiliates for inclusion in said Registration Statement).

5.  FURTHER COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

    5.1 Each of the Acquired Fund and the Acquiring Fund will operate its business in the ordinary course between the date hereof and the Effective Time, it being understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions, and any other distributions that may be advisable (which may include distributions prior to the Effective Time of net income and/or net realized capital gains not previously distributed). The Acquired Fund agrees that through the Effective Time, it will not acquire any securities which are not permissible investments for the Acquiring Fund.

    5.2 The Acquired Fund will call a meeting of its shareholders to consider and act upon this Agreement and the Amendment and to take all other action necessary to obtain approval of the transactions contemplated herein.

    5.3 The Acquired Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund shares.

    5.4 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund will each take, or cause to be taken, all actions, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

    5.5 The Acquired Fund will provide the Acquiring Fund with information reasonably necessary with respect to the Acquired Fund and its agents and affiliates for the preparation of the Registration Statement on Form N-14 of the Acquiring Fund (the "REGISTRATION STATEMENT"), in compliance with the 1933 Act, the 1934 Act and the 1940 Act.

    5.6 The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such state blue sky or securities laws as may be necessary in order to conduct its operations after the Effective Time.

6.  CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND

    The obligations of the Acquired Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder at or before the Effective Time, and, in addition thereto, the following further conditions (any of which may be waived by the Acquired Fund, in its sole and absolute discretion):

    6.1 All representations and warranties of the Acquiring Fund contained in this Agreement shall be true and correct as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Effective Time with the same force and effect as if made at such time;

    6.2 The Acquiring Fund shall have delivered to the Acquired Fund a certificate executed in its name by its President or a Vice President, in a form reasonably satisfactory to the Acquired Fund and dated as of the date of the Closing, to the effect that the representations and warranties of the Acquiring Fund made in this Agreement are true and correct at the Effective Time, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquired Fund shall reasonably request; and

    6.3 The Acquiring Fund shall have delivered to the Acquired Fund the certificate as to the issuance of Acquiring Fund Shares contemplated by the second sentence of Section 3.4.

7.  CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

    The obligations of the Acquiring Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all of the obligations to be performed by it hereunder at or before the Effective Time and, in addition thereto, the following conditions (any of which may be waived by the Acquiring Fund, in its sole and absolute discretion):

    7.1 All representations and warranties of the Acquired Fund contained in this Agreement shall be true and correct as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Effective Time with the same force and effect as if made at such time;

    7.2 The Acquiring Fund shall have received, and certified as to its receipt of, the Effective Time Statement;

    7.3 The Acquired Fund shall have delivered to the Acquiring Fund a certificate executed in its name by its President or a Vice President, in a form reasonably satisfactory to the Acquiring Fund and dated as of the date of the Closing, to the effect that the representations and warranties of the Acquired Fund made in this Agreement are true and correct at the Effective Time, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquiring Fund shall reasonably request;

    7.4 The Acquired Fund shall have delivered to the Acquiring Fund the written instructions to the custodian for the Acquired Fund contemplated by Section 3.2;

    7.5 The Acquired Fund shall have delivered to the Acquiring Fund the certificate as to its shareholder records contemplated by the first sentence of
Section 3.4;

    7.6 At or prior to the Effective Time, the Acquired Fund's investment adviser, or an affiliate thereof, shall have reimbursed the Acquired Fund by the amount, if any, that the expenses incurred by the Acquired Fund (or accrued up to the Effective Time) exceed any applicable contractual or state-imposed expense limitations; and

    7.7 Immediately prior to the Effective Time, the Acquired Fund shall not hold any securities which are not permissible investments for the Acquiring Fund.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

    The  following  shall  constitute   further  conditions  precedent  to   the
consummation of the Reorganization:

    8.1 This Agreement, the Amendment and the transactions contemplated herein and therein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of its articles of incorporation and bylaws and applicable law, and certified copies of the resolutions evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Acquired Fund may waive the conditions set forth in this
Section 8.1;

    8.2 As of the Effective Time, no action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

    8.3 All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions;

    8.4 The Registration Statement shall have become effective under the 1933 Act, and no stop order suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act;

    8.5 The parties shall have received the opinion of Dorsey & Whitney P.L.L.P. addressed to the Acquired Fund and the Acquiring Fund, dated as of the date of the Closing, and based in part on certain representations to be furnished by the Acquired Fund, the Acquiring Fund, and their investment adviser and other service providers, substantially to the effect that:

        (i) the Reorganization will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Code, and the Acquiring Fund and the Acquired Fund each will qualify as a party to the Reorganization under
    Section 368(b) of the Code;

        (ii) the Acquired Fund shareholders will recognize no income, gain or loss upon receipt, pursuant to the Reorganization, of the Acquiring Fund Shares. Acquired Fund shareholders subject to taxation will recognize income upon receipt of any net investment income or net capital gains of the Acquired Fund which are distributed by the Acquired Fund prior to the Effective Time;

       (iii) the tax basis of the Acquiring Fund Shares received by each Acquired Fund shareholder pursuant to the Reorganization will be equal to the tax basis of the Acquired Fund shares exchanged therefor;

       (iv) the holding period of the Acquiring Fund Shares received by each Acquired Fund shareholder pursuant to the Reorganization will include the period during which the Acquired Fund shareholder held the Acquired Fund shares exchanged therefor, provided that the Acquired Fund shares were held as a capital asset at the Effective Time;

        (v) the Acquired Fund will recognize no income, gain or loss by reason of the Reorganization;

       (vi) the Acquiring Fund will recognize no income, gain or loss by reason of the Reorganization;

       (vii) the tax basis of the assets received by the Acquiring Fund pursuant to the Reorganization will be the same as the basis of those assets in the hands of the Acquired Fund as of the Effective Time;

      (viii) the holding period of the assets received by the Acquiring Fund pursuant to the Reorganization will include the period during which such assets were held by the Acquired Fund; and

       (ix) the Acquiring Fund will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of the Acquired Fund as of the Effective Time; and

    8.6 The Amendment shall have been filed in accordance with the applicable provisions of Minnesota law.

    8.7 A certificate of designation establishing and setting forth the terms of the Class Z Acquiring Fund Shares shall have been filed in accordance with the applicable provisions of Minnesota law.

9.  EXPENSES; INDEMNIFICATION

    9.1 All expenses incurred by the parties hereto in connection with the transactions contemplated hereby (including, without limitation, the fees and expenses associated with the preparation and filing of the Registration Statement referred to in Section 5.5 above and the expenses of printing and mailing the prospectus/proxy statement, soliciting proxies and holding the Acquired Fund shareholders meeting required to approve the transactions contemplated hereby) shall be allocated between and borne by the Acquired Fund and the Acquiring Fund in proportion to their relative net assets at the Effective Time. Such expenses, and the allocation thereof, shall be reflected in the calculation of the Aquired Fund's net asset value pursuant to Section 2.1.

    9.2 The Acquiring Fund agrees to indemnify and hold harmless the Acquired Fund and each of the Acquired Fund's directors and officers from and against any and all losses, claims, damages, liabilities or expenses (including, without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which, jointly or severally, the Acquired Fund or any of its directors or officers may become subject, insofar as any such loss, claim, damage, liability or expense (or actions with respect thereto) arises out of or is based on any breach by the Acquiring Fund of any of its representations, warranties, covenants or agreements set forth in this Agreement.

    9.3 The Acquired Fund agrees to indemnify and hold harmless the Acquiring Fund and each of the Acquiring Fund's directors and officers from and against any and all losses, claims, damages, liabilities or expenses (including, without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which, jointly or severally, the Acquiring Fund or any of its directors or officers may become subject, insofar as any such loss, claim, damage, liability or expense (or actions with respect thereto) arises out of or is based on any breach by the Acquired Fund of any of its representations, warranties, covenants or agreements set forth in this Agreement.

10. ENTIRE AGREEMENT; SURVIVAL OF REPRESENTATIONS AND WARRANTIES

    10.1 The Acquiring Fund and the Acquired Fund agree that neither party has made any representation, warranty, covenant or agreement not set forth herein and that this Agreement constitutes the entire agreement between the parties.

    10.2 The representations and warranties contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereby.

11. TERMINATION

    This Agreement and the transactions contemplated hereby may be terminated and abandoned by either party by resolution of the party's board of directors at any time prior to the Effective Time, if circumstances should develop that, in the good faith opinion of such board, make proceeding with this Agreement and such transactions not in the best interest of the applicable party's shareholders.

12. AMENDMENTS

    This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Acquired Fund and the Acquiring Fund; provided, however, that following the meeting of the Acquired Fund shareholders called by the Acquired Fund pursuant to Section 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of Acquiring Fund Shares to be issued to Acquired Fund shareholders under this Agreement to the detriment of such shareholders without their further approval.

13. NOTICES

    Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be deemed duly given if delivered or mailed by registered mail, postage prepaid, addressed to the Acquiring Fund or the Acquired Fund, 500 Bielenberg Drive, Woodbury, Minnesota 55125.

14. HEADINGS; COUNTERPARTS; ASSIGNMENT; MISCELLANEOUS

    14.1 The Article and Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

    14.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same agreement.

    14.3 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by either party without the prior written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

    14.4 The validity, interpretation and effect of this Agreement shall be governed exclusively by the laws of the State of Minnesota, without giving effect to the principles of conflict of laws thereof.

    IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its President or Vice President.

                                          SPECIAL PORTFOLIOS, INC.
                                          on behalf of its
                                          STOCK PORTFOLIO

                                          By ___________________________________

                                          Its __________________________________

                                          FORTIS GROWTH FUND, INC.

                                          By ___________________________________

                                          Its __________________________________

               EXHIBIT 1 TO AGREEMENT AND PLAN OF REORGANIZATION
                             ARTICLES OF AMENDMENT
                                       TO
                 AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                       OF
                            SPECIAL PORTFOLIOS, INC.

    The undersigned officer of Special Portfolios, Inc. (the "Corporation"), a corporation subject to the provisions of Chapter 302A of the Minnesota Statutes, hereby certifies that the Corporation's Board of Directors and shareholders, at
meetings held December 7, 1995 and             , 1996, respectively, adopted the
resolutions hereinafter set forth; and such officer further certifies that the amendments to the Corporation's Amended and Restated Articles of Incorporation set forth in such resolutions were adopted pursuant to said Chapter 302A.

    WHEREAS, the Corporation is registered as an open end management investment company (i.e., a mutual fund) under the Investment Company Act of 1940 and offers its shares to the public in several series, each of which represents a separate and distinct portfolio of assets; and

    WHEREAS, it is desirable and in the best interests of the holders of the Series A shares of the Corporation (also known as the "Stock Portfolio") that the assets belonging to such series be sold to Fortis Growth Fund, Inc. ("Fortis Growth"), a Minnesota corporation and an open end management investment company registered under the Investment Company Act of 1940, in exchange for shares of Fortis Growth; and

    WHEREAS, the Corporation wishes to provide for the pro rata distribution of such shares of Fortis Growth received by it to holders of shares of the Corporation's Stock Portfolio and the simultaneous cancellation and retirement of the outstanding shares of the Corporation's Stock Portfolio; and

    WHEREAS, the Corporation and Fortis Growth have entered into an Agreement and Plan of Reorganization providing for the foregoing transactions; and

    WHEREAS, the Agreement and Plan of Reorganization requires that, in order to bind all holders of shares of the Corporation's Stock Portfolio to the foregoing transactions, and in particular to bind such holders to the cancellation and retirement of the outstanding shares of the Corporation's Stock Portfolio, it is necessary to adopt an amendment to the Corporation's Amended and Restated Articles of Incorporation.

    NOW, THEREFORE, BE IT RESOLVED, that the Corporation's Amended and Restated Articles of Incorporation be, and the same hereby are, amended to add the following Article 5A immediately following Article 5 thereof:

        5A. (a) For purposes of this Article 5A, the following terms shall have the following meanings:

       "CORPORATION" means this corporation.

       "FORTIS GROWTH" means Fortis Growth Fund, Inc., a Minnesota corporation.

       "ACQUIRED FUND" means the Corporation's Stock Portfolio, which is represented by the Corporation's Series A shares.

       "ACQUIRED FUND SHARES" means the Corporation's Series A shares.

       "ACQUIRING FUND" means Fortis Growth.

       "CLASS Z ACQUIRING FUND SHARES" means Fortis Growth's Class Z shares.

       "EFFECTIVE TIME" means 4:00 p.m. Eastern time on the date upon which these Articles of Amendment are filed with the Minnesota Secretary of State.

        (b) At the Effective Time, the assets belonging to the Acquired Fund, the Special Liabilities associated with such assets, and the General Assets and General Liabilities allocated to the

    Acquired Fund, shall be sold to and assumed by the Acquiring Fund in return for Class Z Acquiring Fund Shares, all pursuant to the Agreement and Plan of Reorganization between the Corporation and Fortis Growth relating thereto. For purposes of the foregoing, the terms "assets belonging to," "Special Liabilities," "General Assets" and "General Liabilities" have the meanings assigned to them in Article 7(b), (c) and (d) of the Corporation's Amended and Restated Articles of Incorporation.

        (c) The numbers of Class Z Acquiring Fund Shares to be received by the Acquired Fund and distributed by it to the respective Acquired Fund shareholders shall be determined as follows:

           (i) The net asset value per share of the Acquired Fund Shares shall be computed as of the Effective Time using the valuation procedures set forth in its articles of incorporation and bylaws, its then-current Prospectus and Statement of Additional Information, and as may be required by the Investment Company Act of 1940, as amended.

           (ii) The total number of Class Z Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the assets and liabilities of the Acquired Fund shall have an aggregate net asset value equal to the aggregate net asset value of the Acquired Fund Shares immediately prior to the Effective Time, as determined pursuant to (i) above.

          (iii) Immediately after the Effective Time, the Acquired Fund shall distribute to the Acquired Fund shareholders in liquidation of the Acquired Fund pro rata (based upon the ratio that the number of Acquired Fund Shares owned by each Acquired Fund shareholder immediately prior to the Effective Time bears to the total number of issued and outstanding Acquired Fund Shares immediately prior to the Effective Time) the full and fractional Class Z Acquiring Fund Shares received by the Acquired Fund pursuant to (i) and (ii) above. Accordingly, each Acquired Fund shareholder shall receive, immediately after the Effective Time, Class Z Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Acquired Fund Shares owned by such Acquired Fund shareholder immediately prior to the Effective Time.

        (d) The distribution of Class Z Acquiring Fund Shares to Acquired Fund shareholders provided for in paragraph (c) above shall be accomplished by the issuance of such Class Z Acquiring Fund Shares to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund shareholders representing the numbers of Class Z Acquiring Fund Shares due each such shareholder pursuant to the foregoing provisions. All issued and outstanding Acquired Fund Shares shall simultaneously be canceled on the books of the Acquired Fund and retired. From and after the Effective Time, share certificates formerly representing Acquired Fund Shares shall represent the numbers of Class Z Acquiring Fund Shares determined in accordance with the foregoing provisions.

        (e) From and after the Effective Time, the Acquired Fund Shares canceled and retired pursuant to paragraph (d) above shall have the status of authorized and unissued Series A shares of the Corporation.

    IN WITNESS WHEREOF, the undersigned officer of the Corporation has  executed
these Articles of Amendment on behalf of the Corporation on             , 1996.

                                          SPECIAL PORTFOLIOS, INC.
                                          By ___________________________________
                                          Its __________________________________

    [LOGO]
SOLID ANSWERS FOR A CHANGING WORLD-REGISTERED TRADEMARK-

FORTIS STOCK FUNDS
PROSPECTUS
Dated January 1, 1996

Mailing Address:

P.O. Box 64284
St. Paul
Minnesota 55164
Street Address:

500 Bielenberg Drive
Woodbury
Minnesota 55125
Telephone: (612) 738-4000
Toll Free: 1-(800) 800-2638 Ext. 3012

This Prospectus concisely sets forth the information a prospective investor should know about the Funds before investing. Investors should retain this Prospectus for future reference. The Funds have filed a Statement of Additional Information (also dated January 1, 1996) with the Securities and Exchange Commission. The Statement of Additional Information is available free of charge from Fortis Investors, Inc. ("Investors") at the above mailing address of the Funds, and is incorporated by reference into this Prospectus in accordance with the Commission's rules.

SHARES IN THE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK: ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY: AND INVOLVE INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                ASSET ALLOCATION

                VALUE

                GROWTH & INCOME

                CAPITAL

                FIDUCIARY

                GROWTH

                CAPITAL APPRECIATION

The investment objectives of the Funds offered in this Prospectus are as follows:

The ASSET ALLOCATION PORTFOLIO'S investment objective is maximum total return on invested capital, to be derived mainly from capital appreciation, dividends and interest. The Fund follows a flexible asset allocation strategy and invests in equity securities, debt securities and money market instruments. ("ASSET ALLOCATION")

The VALUE FUND'S investment objective is short and long term capital appreciation. Current income is only a secondary objective. The Fund invests primarily in equity securities and selects stocks based on a concept of fundamental value. Under normal market conditions, it is the intention of this Fund to maintain a median market capitalization for its portfolio of over $1 billion. ("MID TO LARGE CAP VALUE")

The GROWTH & INCOME FUND'S investment objectives are capital appreciation and current income. The Fund invests primarily in equity securities that provide an income component. Under normal market condtions, it is the intention of this Fund to maintain a median market capitalization for its portfolio of greater than $5 billion ("LARGE CAP GROWTH & INCOME")

The CAPITAL FUND'S investment objective is short and long term capital appreciation. Current income is only a secondary objective. The Fund invests primarily in equity securities and selects stocks based upon their growth potential. Under normal market conditions, it is the intention of this Fund to maintain a median market capitalization for its portfolio of greater than $5 billion. ("LARGE CAP GROWTH")

The FIDUCIARY FUND'S investment objective is short and long term capital appreciation. Current income is only a secondary objective. The Fund invests primarily in equity securities and selects stocks based upon their growth potential. Under normal market conditions, it is the intention of this Fund to maintain a median market capitalization for its portfolio of over $1 billion. ("MID TO LARGE CAP GROWTH")

The GROWTH FUND'S investment objective is short and long term capital appreciation. Current income is only a secondary objective. The Fund invests primarily in equity securities and selects stocks based upon their growth potential. Under normal market conditions, it is the intention of this Fund to maintain a median market capitalization for its portfolio of from $1 billion to $5 billion ("MID CAP GROWTH")

The CAPITAL APPRECIATION PORTFOLIO'S investment objective is maximum long term capital appreciation. Dividend and interest income from investments, if any, is incidental. The Fund invests primarily in equity securities and selects stocks based upon their growth potential. Under normal market conditions, it is the intention of this Fund to maintain a median market capitalization for its portfolio of less than $1 billion ("SMALL CAP GROWTH")

For information on "growth" and "value" investing as well as "median market capitalization" see "Investment Objectives and Policies".

TABLE OF CONTENTS

                                                                            PAGE
Class Shares..............................................................     3
Summary of Fund Expenses..................................................     4
Financial Highlights......................................................     7
Organization and Classification...........................................    11
Investment Objectives and Policies........................................    12
Management................................................................    19
    - Board of Directors..................................................    19
    - The Investment Adviser/Transfer Agent/Dividend Agent................    19
    - The Underwriter and Distribution Expenses...........................    19
    - Fund Expenses.......................................................    20
    - Brokerage Allocation................................................    20
Valuation of Securities...................................................    20
Capital Stock.............................................................    21
Dividends and Capital Gains Distributions.................................    21
Taxation..................................................................    21
How To Buy Fund Shares....................................................    21
    - General Purchase Information........................................    21
    - Alternative Purchase Arrangements...................................    22
    - Class A Shares--Initial Sales Charge Alternative....................    22
    - Class B and H Shares--Contingent Deferred Sales Charge
        Alternatives......................................................    24
    - Class C Shares--Level Sales Charge Alternative......................    24
    - Class Z Shares (Effective March 1, 1996 for Growth Fund only).......    25
    - Special Purchase Plans for all Classes..............................    25
Redemption................................................................    25
    - Contingent Deferred Sales Charge....................................    26
Shareholder Inquiries.....................................................    27
ACH Authorization Agreement...............................................    28
Application...............................................................    29

No broker-dealer, sales representative, or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Funds or Investors. This Prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

CLASS SHARES

Each Fund offers investors the choice of four classes of shares with different sales charges and expenses. These alternatives permit choosing the most beneficial method of purchasing shares given the amount of the purchase, the length of time the investor expects to hold the shares, and other circumstances.

CLASS A SHARES. Generally, an investor who purchases Class A shares pays a sales charge at the time of purchase. As a result, Class A shares are not subject to any charges when they are redeemed (except for sales at net asset value in excess of $1 million which may be subject to a contingent deferred sales charge). The initial sales charge may be reduced or waived for certain purchases. Class A shares are subject to an annual Rule 12b-1 fee of .25% of average daily net assets attributable to Class A shares (.45% on Class A shares of the Asset Allocation and Capital Appreciation Portfolios.) This fee is lower than the other classes and therefore Class A shares have lower expenses and pay higher dividends. See "How to Buy Fund Shares--Class A Shares."

CLASS B AND H SHARES. The only difference between Class B and H shares is the percentage of dealer concession paid to dealers. This difference does not in any way affect the charges on an investor's shares. Class B and H shares both are sold without an initial sales charge, but are subject to a contingent deferred sales charge of 4% if redeemed within two years of purchase, with declining charges for redemptions thereafter up to six years after purchase. Class B and H shares are also subject to a higher annual Rule 12b-1 fee than Class A shares--1.00% of the applicable Fund's average daily net assets attributable to Class B or H shares, as applicable. However, after eight years, Class B and H shares automatically will be converted to Class A shares at no charge to the investor, resulting in a lower Rule 12b-1 fee thereafter. Class B and H shares provide the benefit of putting all dollars to work from the time of investment, but will have a higher expense ratio and pay lower dividends than Class A shares due to the higher Rule 12b-1 fee and any other class specific expenses. See "How to Buy Fund Shares--Class B and H Shares."

CLASS C SHARES. As with Class B and H shares, Class C shares: 1) are sold without an initial sales charge, but are subject to a contingent deferred sales charge; 2) are subject to the higher annual Rule 12b-1 fee of 1.00% of the applicable Fund's average daily net assets attributable to Class C shares; and
3) provide the benefit of putting all dollars to work from the time of investment, but will have a higher expense ratio and pay lower dividends than Class A shares due to the higher Rule 12b-1 fee and any other class specific expenses. While Class C shares, unlike Classes B and H, do not convert to Class A shares, they are subject to a lower contingent deferred sales charge (1%) than Class B or H shares and do not have to be held for as long a time (one year) to avoid paying the contingent deferred sales charge. See "How to Buy Fund Shares--Class C Shares."

CLASS Z SHARES. Beginning March 1, 1996, Growth Fund will also have Class Z shares, which will not be subject to a Rule 12b-1 fee and therefore will have the lowest expenses and pay the highest dividends. However, Class Z shares will only be available for investment to shareholders of Special Portfolios, Inc.'s Stock Portfolio on that date, when their Stock Portfolio shares will be exchanged for Class Z shares of Growth Fund, and to the following:

    1) officers, directors, employees, retirees, sales representatives, agents, shareholders, and certain other persons closely identified with Fortis, Inc. or its affiliates;

    2) officers and directors of the Fund; or

    3) pension, profit sharing, and other retirement plans created for the benefit of any of the above persons.

IN  SELECTING A PURCHASE  ALTERNATIVE, YOU SHOULD  CONSIDER, AMONG OTHER THINGS,
(1) the length of time you expect to hold your investment, (2) the amount of any applicable sales charge (whether imposed at the time of purchase or redemption) and Rule 12b-1 fees, as noted above, (3) whether you qualify for any reduction or waiver of any applicable sales charge--if you are exempt from the sales charge, you must invest in Class A shares (or, where applicable, Class Z shares), (4) the various exchange privileges among the different classes of shares and (5) the fact that Class B and H shares automatically convert to Class A shares eight years after purchase.

SUMMARY OF FUND EXPENSES

The Funds' front-end and asset-based sales charges are within the limitations imposed by the NASD. Such charges are shown below:

SHAREHOLDER TRANSACTION EXPENSES

                                                                           CLASS A     CLASS B AND H     CLASS C         CLASS Z
                                                                            SHARES        SHARES         SHARES        SHARES ****
                                                                         ------------  -------------  -------------  ---------------
Maximum Sales Charge Imposed on Purchases (as a percentage of offering
 price)................................................................        4.75%*        0.00%**        0.00%**         0.00%
Maximum Deferred Sales Charge (as a percentage of original purchase
 price or redemption proceeds, as applicable)..........................      ***             4.00%          1.00%           0.00%

------------------------
   *Since the Funds also pay an asset based sales charge, long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charge permitted by NASD rules.
  **Class  B, H,  and C shares  are sold without  a front end  sales charge, but their contingent deferred sales charge and Rule 12b-1 fees may cause long-term shareholders to pay more than the economic equivalent of the maximum permitted front end sales charges.
 ***A  contingent  deferred  sales  charge  of  1.00%  is  imposed  on   certain
    redemptions of Class A shares that were purchased without an initial sales charge as part of an investment of $1 million or more. See "How to Buy Fund Shares--Class A Shares."
****Only available for Growth Fund.

The purpose of the tables set forth below is to assist the investor in understanding the various costs and expenses that an investor in the Fund will bear, whether directly or indirectly. For a more complete description of the various costs and expenses, see "Management" and "How to Buy Fund Shares".

ANNUAL FUND OPERATING EXPENSES (AS A % OF AVERAGE NET ASSETS)

                                                                        CLASS A    CLASS B, H
ASSET ALLOCATION PORTFOLIO                                              SHARES    AND C SHARES
--------------------------                                              -------   -------------
  Management Fees.....................................................    .96%            .96%
  12b-1 fees..........................................................    .45%           1.00%
  Other Expenses......................................................    .16%            .16%
                                                                        -------           ---
    TOTAL FUND OPERATING EXPENSES.....................................   1.57%           2.12%

                                                                        CLASS A    CLASS B, H
VALUE FUND                                                              SHARES    AND C SHARES
-----------                                                             -------   -------------
  Management Fees.....................................................   1.00%           1.00%
  12b-1 fees..........................................................    .25%           1.00%
  Other Expenses......................................................    .12%*           .12%*
                                                                        -------           ---
    TOTAL FUND OPERATING EXPENSES.....................................   1.37%           2.12%

                                                                        CLASS A    CLASS B, H
GROWTH & INCOME FUND                                                    SHARES    AND C SHARES
-----------------------                                                 -------   -------------
  Management Fees.....................................................   1.00%           1.00%
  12b-1 fees..........................................................    .25%           1.00%
  Other Expenses......................................................    .12%*           .12%*
                                                                        -------           ---
    TOTAL FUND OPERATING EXPENSES.....................................   1.37%           2.12%

                                                                        CLASS A    CLASS B, H
CAPITAL FUND                                                            SHARES    AND C SHARES
------------                                                            -------   -------------
  Management Fees.....................................................    .87%            .87%
  12b-1 fees..........................................................    .25%           1.00%
  Other Expenses......................................................    .12%            .12%
                                                                        -------           ---
    TOTAL FUND OPERATING EXPENSES.....................................   1.24%           1.99%

                                                                        CLASS A    CLASS B, H
FIDUCIARY FUND                                                          SHARES    AND C SHARES
---------------                                                         -------   -------------
  Management Fees.....................................................   1.00%           1.00%
  12b-1 fees..........................................................    .25%           1.00%
  Other Expenses......................................................    .37%            .37%
                                                                        -------           ---
    TOTAL FUND OPERATING EXPENSES.....................................   1.62%           2.37%

                                                                        CLASS A    CLASS B, H     CLASS Z
GROWTH FUND                                                             SHARES    AND C SHARES    SHARES**
------------                                                            -------   -------------   -------
  Management Fees.....................................................    .78%            .78%      .78%
  12b-1 fees..........................................................    .25%           1.00%      .00%
  Other Expenses......................................................    .10%            .10%      .10%
                                                                        -------           ---     -------
    TOTAL FUND OPERATING EXPENSES.....................................   1.13%           1.88%      .88%

                                                                        CLASS A    CLASS B, H
CAPITAL APPRECIATION PORTFOLIO                                          SHARES    AND C SHARES
-------------------------------                                         -------   -------------
  Management Fees.....................................................   1.00%           1.00%
  12b-1 fees..........................................................    .45%           1.00%
  Other Expenses......................................................    .24%            .24%
                                                                        -------           ---
    TOTAL FUND OPERATING EXPENSES.....................................   1.69%           2.24%

------------------------
 *The "other expenses" for these Funds, which commence operations on January 1, 1996, are based on Capital Fund's actual "other expenses" for fiscal year 1995. Since Capital Fund, Value Fund and Growth & Income Fund are all part of Fortis Equity Portfolios, Inc., the expectation is that the "other expenses" for all three Funds will be similar.
**This information is based upon Class A's actual expenses for fiscal year 1995.

EXAMPLE

You would pay the following expenses on a $1,000 investment over various time periods assuming: (1) 5% annual return; and (2) redemption at the end of each time period. This example includes conversion of Class B and H shares to Class A shares after eight years and a waiver of deferred sales charges on Class B and H shares of 10% of the amount invested. See "Contingent Deferred Sales Charge--Class B, H, and C Shares."

ASSET ALLOCATION PORTFOLIO                1 YEAR   3 YEARS   5 YEARS   10 YEARS
----------------------------------------  ------   -------   -------   --------
  Class A Shares........................   $63       $95      $129       $225
  Class B and H Shares..................   $58       $93      $132       $231
  Class C Shares........................   $32       $66      $114       $245

  Assuming no redemption, the Class B, H, and C expenses on the same investment would be as follows:

                                          1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                          ------   -------   -------   --------
  Class B and H Shares..................   $22       $66      $114       $231
  Class C Shares........................   $22       $66      $114       $245

VALUE FUND                                1 YEAR   3 YEARS   5 YEARS   10 YEARS
-----------                               ------   -------   -------   --------
  Class A Shares........................   $61       $89      $119       $204
  Class B and H Shares..................   $58       $93      $132       $226
  Class C Shares........................   $32       $66      $114       $245

  Assuming no redemption, the Class B, H, and C expenses on the same investment would be as follows:

                                          1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                          ------   -------   -------   --------
  Class B and H Shares..................   $22       $66      $114       $226
  Class C Shares........................   $22       $66      $114       $245

GROWTH & INCOME FUND                      1 YEAR   3 YEARS   5 YEARS   10 YEARS
-----------------------                   ------   -------   -------   --------
  Class A Shares........................   $61       $89      $119       $204
  Class B and H Shares..................   $58       $93      $132       $226
  Class C Shares........................   $32       $66      $114       $245

  Assuming no redemption, the Class B, H, and C expenses on the same investment would be as follows:

                                          1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                          ------   -------   -------   --------
  Class B and H Shares..................   $22       $66      $114       $226
  Class C Shares........................   $22       $66      $114       $245

CAPITAL FUND                              1 YEAR   3 YEARS   5 YEARS   10 YEARS
------------                              ------   -------   -------   --------
  Class A Shares........................   $60       $85      $112       $190
  Class B and H Shares..................   $56       $89      $125       $212
  Class C Shares........................   $30       $62      $107       $232

  Assuming no redemption, the Class B, H, and C expenses on the same investment would be as follows:

                                          1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                          ------   -------   -------   --------
  Class B and H Shares..................   $20       $62      $107       $212
  Class C Shares........................   $20       $62      $107       $232

FIDUCIARY FUND                            1 YEAR   3 YEARS   5 YEARS   10 YEARS
---------------                           ------   -------   -------   --------
  Class A Shares........................   $63      $ 96      $131       $231
  Class B and H Shares..................   $60      $101      $145       $252
  Class C Shares........................   $34      $ 74      $127       $271

  Assuming no redemption, the Class B, H, and C expenses on the same investment would be as follows:

                                          1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                          ------   -------   -------   --------
  Class B and H Shares..................   $24       $74      $127       $252
  Class C Shares........................   $24       $74      $127       $271

GROWTH FUND                               1 YEAR   3 YEARS   5 YEARS   10 YEARS
------------                              ------   -------   -------   --------
  Class A Shares........................   $58       $82      $107       $178
  Class B and H Shares..................   $55       $86      $120       $201
  Class C Shares........................   $29       $59      $102       $220
  Class Z Shares........................   $ 9       $28      $ 49       $108

  Assuming no redemption, the Class B, H, and C expenses on the same investment would be as follows:

                                          1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                          ------   -------   -------   --------
  Class B and H Shares..................   $19       $59      $102       $201
  Class C Shares........................   $19       $59      $102       $220

CAPITAL APPRECIATION PORTFOLIO            1 YEAR   3 YEARS   5 YEARS   10 YEARS
----------------------------------------  ------   -------   -------   --------
  Class A Shares........................   $64       $98      $135       $238
  Class B and H Shares..................   $59       $97      $138       $244
  Class C Shares........................   $33       $70      $120       $257

  Assuming no redemption, the Class B, H, and C expenses on the same investment would be as follows:

                                          1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                          ------   -------   -------   --------
  Class B and H Shares..................   $23       $70      $120       $244
  Class C Shares........................   $23       $70      $120       $257

The above examples use 1995 historical data as a basis for the estimated expenses of the time periods indicated and should not be considered a representation of past or future expenses or performance. Actual expenses may be greater or less than those shown.

FINANCIAL HIGHLIGHTS
(For a share outstanding throughout the period)

The information below has been derived from audited financial statements and should be read in conjunction with the financial statements of the applicable Fund and the independent auditor's report of KPMG Peat Marwick LLP found in the Funds' 1995 Annual Report to Shareholders which may be obtained without charge. No information is presented for the Value and Growth & Income Funds since they did not commence operations until January 1, 1996.

----------------------------------------------------------------------------------------------------------------------
                           TEN MONTHS
                             ENDED                            YEAR ENDED OCTOBER 31,
ASSET ALLOCATION           AUGUST 31,   ------------------------------------------------------------------
PORTFOLIO--CLASS A SHARES     1995        1994        1993        1992        1991       1990       1989      1988***
----------------------------------------------------------------------------------------------------------------------
Net asset value,
 beginning of period.....     $14.44      $15.43      $14.00      $13.34     $10.72     $11.91     $10.37    $10.00
----------------------------------------------------------------------------------------------------------------------
Operations:
  Investment
   income--net...........        .43         .37         .42         .53        .50        .42        .45       .32
  Net realized and
   unrealized gain (loss)
   on investments........       2.14        (.31)       1.52         .96       2.37      (1.00)      1.54       .05
----------------------------------------------------------------------------------------------------------------------
Total from operations....       2.57         .06        1.94        1.49       2.87       (.58)      1.99       .37
----------------------------------------------------------------------------------------------------------------------
Distributions to
 shareholders:
  From investment
   income--net...........       (.40)       (.33)       (.51)       (.82)      (.25)      (.61)      (.45)       --
  From net realized
   gains.................       (.09)       (.72)         --          --         --         --         --        --
  Excess distributions of
   net realized gains....         --          --          --        (.01)        --         --         --        --
----------------------------------------------------------------------------------------------------------------------
Total distributions to
 shareholders............       (.49)      (1.05)       (.51)       (.83)      (.25)      (.61)      (.45)       --
----------------------------------------------------------------------------------------------------------------------
Net asset value, end of
 period..................     $16.52      $14.44      $15.43      $14.00     $13.34     $10.72     $11.91    $10.37
----------------------------------------------------------------------------------------------------------------------
Total return**...........      18.25%       0.48%      14.20%      11.55%     27.25%     (5.27%)    20.10%     3.80%
Net assets at end of
 period (000's
 omitted)................   $132,939    $119,395    $108,488     $89,674    $27,270    $21,691     $8,820    $6,889
Ratio of expenses to
 average daily net
 assets..................       1.57%*      1.55%       1.58%       1.58%      1.83%      1.98%      1.95%     1.95%*
Ratio of net investment
 income to average daily
 net assets..............       3.31%*      2.60%       2.90%       4.05%      4.11%      3.89%      4.62%     5.55%*
Portfolio turnover
 rate....................         94%         94%        103%         45%        64%       112%        67%       52%
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------
                                                    NINE AND ONE-HALF MONTH PERIOD
                                                                 FROM
                                                      NOVEMBER 14, 1994 THROUGH
                                                           AUGUST 31, 1995
                                                    CLASS B    CLASS H    CLASS C
ASSET ALLOCATION PORTFOLIO                           SHARES     SHARES     SHARES
----------------------------------------------------------------------------------
Net asset value, beginning of period..............  $14.27     $14.27     $14.27
----------------------------------------------------------------------------------
Operations:
  Investment income--net..........................     .39        .39        .39
  Net realized and unrealized gains (losses) on
   investments....................................    2.26       2.24       2.21
----------------------------------------------------------------------------------
Total from operations.............................    2.65       2.63       2.60
----------------------------------------------------------------------------------
Distributions to shareholders:
  From investment income--net.....................    (.37)      (.37)      (.37)
  From net realized gains.........................    (.09)      (.09)      (.09)
----------------------------------------------------------------------------------
Total distributions to shareholders...............    (.46)      (.46)      (.46)
----------------------------------------------------------------------------------
Net asset value, end of period....................  $16.46     $16.44     $16.41
----------------------------------------------------------------------------------
Total Return*.....................................   19.00%     18.86%     18.64%
Net assets at end of period (000's omitted)           $692     $4,676       $777
Ratio of expenses to average daily net assets.....    2.12%*     2.12%*     2.12%*
Ratio of net investment income to average daily
 net assets.......................................    2.52%*     2.54%*     2.52%*
Portfolio turnover rate...........................      94%+       94%+       94%+
----------------------------------------------------------------------------------

  * Annualized.
 ** These are total returns during the periods, including reinvestment of all dividend and capital gains distributions without adjustments for sales charge.
*** January 4, 1988 to October 31, 1988.
  + For the period ended August 31, 1995. Portfolio turnover is computed at the fund level.

------------------------------------------------------------------------------------------------------------------------------------
                                                                NINE-MONTH
                                                               PERIOD ENDED
CAPITAL FUND--               YEAR ENDED AUGUST 31,              AUGUST 31,                   YEAR ENDED NOVEMBER 30,
CLASS A SHARES       1995       1994       1993       1992         1991         1990       1989       1988        1987       1986
------------------------------------------------------------------------------------------------------------------------------------
Net asset value,
 beginning of
 period...........   $18.36     $18.12     $17.86     $16.50      $13.55        $16.30     $11.63     $12.24      $14.04     $11.87
------------------------------------------------------------------------------------------------------------------------------------
Operations:
  Investment
   income--net....      .08        .07        .14        .13         .13           .23        .21        .19         .13        .12
  Net realized and
   unrealized
   gains (losses)
   on
   investments....     3.62       1.73       1.25       1.63        4.03         (1.92)      4.69       1.04        (.93)      3.30
------------------------------------------------------------------------------------------------------------------------------------
Total from
 operations.......     3.70       1.80       1.39       1.76        4.16         (1.69)      4.90       1.23        (.80)      3.42
------------------------------------------------------------------------------------------------------------------------------------
Distributions to
 shareholders:
  From investment
   income--net....     (.08)      (.12)      (.09)      (.11)       (.18)         (.25)      (.23)      (.17)       (.10)      (.19)
  From net
   realized
   gains..........     (.76)     (1.44)     (1.04)      (.29)      (1.03)         (.81)        --      (1.67)       (.90)     (1.06)
------------------------------------------------------------------------------------------------------------------------------------
Total
 distributions to
 shareholders.....     (.84)     (1.56)     (1.13)      (.40)      (1.21)        (1.06)      (.23)     (1.84)      (1.00)     (1.25)
------------------------------------------------------------------------------------------------------------------------------------
Net asset value,
 end of period....   $21.22     $18.36     $18.12     $17.86      $16.50        $13.55     $16.30     $11.63      $12.24     $14.04
------------------------------------------------------------------------------------------------------------------------------------
Total return**....    21.49%     10.56%      7.88%     10.77%      33.36%       (10.99%)    42.53%     11.36%      (7.31%)    29.63%
Net assets end of
 period (000's
 omitted)......... $291,263   $245,776   $246,369   $223,865    $191,390      $143,367   $142,459   $110,168    $116,303   $106,745
Ratio of expenses
 to average daily
 net assets.......     1.24%      1.21%      1.22%      1.23%       1.28%*        1.25%      1.09%      1.11%       1.07%      1.06%
Ratio of net
 investment income
 to average daily
 net assets.......      .42%       .41%       .77%       .72%       1.19%*        1.66%      1.42%      1.59%        .91%       .93%
Portfolio turnover
 rate.............       14%        41%        68%        18%         34%           62%        42%        92%         76%        80%
------------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------
                                                    NINE AND ONE-HALF MONTH PERIOD
                                                                 FROM
                                                      NOVEMBER 14, 1994 THROUGH
                                                           AUGUST 31, 1995
                                                    CLASS B    CLASS H    CLASS C
CAPITAL FUND                                         SHARES     SHARES     SHARES
----------------------------------------------------------------------------------
Net asset value, beginning of period..............  $18.35      $18.35     $18.35
----------------------------------------------------------------------------------
Operations:
  Investment income--net..........................      --          --         --
  Net realized and unrealized gains (losses) on
   investments....................................    3.58        3.58       3.57
----------------------------------------------------------------------------------
Total from operations.............................    3.58        3.58       3.57
----------------------------------------------------------------------------------
Distributions to shareholders:
  From investment income--net.....................    (.03)       (.03)      (.03)
  From realized gains.............................    (.76)       (.76)      (.76)
----------------------------------------------------------------------------------
Total distributions to shareholders...............    (.79)       (.79)      (.79)
----------------------------------------------------------------------------------
Net asset value, end of period....................  $21.14      $21.14     $21.13
----------------------------------------------------------------------------------
Total Return**....................................   20.74%      20.74%     20.68%
Net assets end of period (000's omitted)..........  $1,527      $4,052       $344
Ratio of expenses to average daily net assets.....    1.99%*      1.99%*     1.99%*
Ratio of net investment income (loss) to average
 daily net assets.................................    (.36%)*     (.37%)*    (.36%)*
Portfolio turnover rate...........................      14%+        14%+       14%+
----------------------------------------------------------------------------------

 * Annualized.
** These are total returns during the periods, including reinvestment of all dividend and capital gains distributions without adjustments for sales charge.
 + For the period ended August 31, 1995. Portfolio turnover is calculated at the fund level.

-------------------------------------------------------------------------------------------------------------------------
                                                                EIGHT-MONTH
FIDUCIARY                                                       PERIOD ENDED
FUND--CLASS A                 YEAR ENDED AUGUST 31,              AUGUST 31,             YEAR ENDED DECEMBER 31,
SHARES                1995       1994       1993       1992         1991        1990      1989    1988    1987     1986
-------------------------------------------------------------------------------------------------------------------------
Net asset value
 beginning of
 period............  $30.23     $30.07     $28.74     $26.77       $20.27      $25.96     $18.67  $17.57  $18.82  $17.80
-------------------------------------------------------------------------------------------------------------------------
Operations:
  Investment income
   (loss)--net.....    (.16)      (.14)      (.09)       .04          .06         .22        .18     .14     .03      --
  Net realized and
   unrealized gains
   (losses)
   on
   investments.....    6.68       2.99       3.11       2.68         6.48       (3.09)      7.32    1.09     .11    3.29
-------------------------------------------------------------------------------------------------------------------------
Total from
 operations........    6.52       2.85       3.02       2.72         6.54       (2.87)      7.50    1.23     .14    3.29
-------------------------------------------------------------------------------------------------------------------------
Distributions to
 shareholders:
  From investment
   income--net.....      --         --         --       (.11)        (.02)       (.24)      (.18)    (.12)    (.06)    (.17)
  From net realized
   gains...........   (1.21)     (2.69)     (1.69)      (.64)        (.02)      (2.58)      (.03)    (.01)   (1.33)   (2.10)
-------------------------------------------------------------------------------------------------------------------------
Total distributions
 to shareholders...   (1.21)     (2.69)     (1.69)      (.75)        (.04)      (2.82)      (.21)    (.13)   (1.39)   (2.27)
-------------------------------------------------------------------------------------------------------------------------
Net asset value,
 end of period.....  $35.54     $30.23     $30.07     $28.74       $26.77      $20.27     $25.96  $18.67  $17.57  $18.82
-------------------------------------------------------------------------------------------------------------------------
Total return**.....   22.71%     10.17%     10.58%     10.28%       32.23%     (11.07%)    40.30%    7.01%     .38%   19.93%
Net assets end of
 period (000's
 omitted).......... $63,195    $48,833    $47,543    $43,504      $39,367     $30,517    $33,647 $29,720 $33,151 $20,918
Ratio of expenses
 to average daily
 net assets........    1.62%      1.45%      1.45%      1.47%        1.46%*      1.44%      1.42%    1.55%    1.39%    1.50%
Ratio of net
 investment income
 (loss) to average
 daily net
 assets............    (.53%)     (.45%)     (.31%)      .14%         .42%*      1.00%       .67%     .69%     .23%     .21%
Portfolio turnover
 rate..............      12%        25%        53%        26%          34%         68%        41%      97%      79%      82%
-------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                      NINE AND ONE-HALF MONTH
                                                            PERIOD FROM
                                                     NOVEMBER 14, 1994 THROUGH
                                                          AUGUST 31, 1995
                                                    CLASS B    CLASS H   CLASS C
FIDUCIARY FUND                                       SHARES    SHARES    SHARES
--------------------------------------------------------------------------------
Net asset value, beginning of period..............  $30.15     $30.15    $30.15
--------------------------------------------------------------------------------
Operations:
  Investment income (loss)--net...................    (.13)      (.17)     (.12)
  Net realized and unrealized gains (losses) on
   investments....................................    6.54       6.58      6.58
--------------------------------------------------------------------------------
Total from operations.............................    6.41       6.41      6.46
--------------------------------------------------------------------------------
Distributions to shareholders:
  From investment income--net.....................      --         --        --
  From net realized gains.........................   (1.21)     (1.21)    (1.21)
--------------------------------------------------------------------------------
Total distributions to shareholders...............   (1.21)     (1.21)    (1.21)
--------------------------------------------------------------------------------
Net asset value, end of period....................  $35.35     $35.35    $35.40
--------------------------------------------------------------------------------
Total Return**....................................   22.38%     22.38%    22.55%
Net assets at end of period (000's omitted).......    $473     $1,481      $272
Ratio of expenses to average daily net assets.....    2.37%*     2.37%*    2.37%*
Ratio of net investment income (loss) to average
 daily net assets.................................   (1.31%)*   (1.29%)*  (1.31%)*
Portfolio turnover rate...........................      12%+       12%+      12%+
--------------------------------------------------------------------------------

 * Annualized.
** These are total returns during the periods, including reinvestment of all dividend and capital gains distributions without adjustments for sales charge.
 + For the period ended August 31, 1995. Portfolio turnover is computed at the fund level.

-----------------------------------------------------------------------------------------------------------------------------------
                                                              EIGHT-MONTH
GROWTH FUND--                                                 PERIOD ENDED
CLASS A                   YEAR ENDED AUGUST 31,                AUGUST 31,                   YEAR ENDED DECEMBER 31,
SHARES           1995        1994        1993        1992         1991         1990       1989       1988        1987       1986
-----------------------------------------------------------------------------------------------------------------------------------
Net asset
 value,
 beginning of
 period......   $26.25      $29.09      $24.31      $24.40      $17.47        $20.92       $15.04     $14.07      $16.37    $14.37
-----------------------------------------------------------------------------------------------------------------------------------
Operations:
  Investment
   income
   (loss)--net...     (.04)     (.10)     (.06)        .05          --           .24          .05        .10         .07       .03
  Net
   realized
   and
   unrealized
   gain
   (losses)
   on
   investments...     6.95     (.88)      5.52        1.16        6.93         (1.55)        6.36        .99         .05      2.71
-----------------------------------------------------------------------------------------------------------------------------------
Total from
operations...     6.91        (.98)       5.46        1.21        6.93         (1.31)        6.41       1.09         .12      2.74
-----------------------------------------------------------------------------------------------------------------------------------
Distributions
 to
shareholders:
  From
   investment
   income--net...       --       --       (.04)       (.02)         --          (.24)        (.05)      (.09)       (.12)     (.15)
  From net
   realized
   gains.....     (.50)      (1.86)       (.64)      (1.28)         --         (1.90)        (.48)      (.03)      (2.30)     (.59)
-----------------------------------------------------------------------------------------------------------------------------------
Total
distributions
 to
 shareholders...     (.50)    (1.86)      (.68)      (1.30)         --         (2.14)        (.53)      (.12)      (2.42)     (.74)
-----------------------------------------------------------------------------------------------------------------------------------
Net asset
 value, end
 of period...   $32.66      $26.25      $29.09      $24.31      $24.40        $17.47       $20.92     $15.04      $14.07    $16.37
-----------------------------------------------------------------------------------------------------------------------------------
Total
 return**....    26.92%      (3.77%)     22.69%       4.72%      39.67%        (6.31%)      42.76%      7.76%       (.30%)    19.80%
Net assets
 end of
 period
 (000's
 omitted).... $670,753    $558,589    $585,117    $473,258    $325,901      $237,182     $232,005   $189,810    $196,772  $160,974
Ratio of
 expenses to
 average
 daily net
 assets......     1.13%       1.09%       1.10%       1.13%       1.20%*        1.21%        1.01%      1.05%        .99%     1.00%
Ratio of net
 investment
 income
 (loss) to
 average
 daily net
 assets......     (.13%)      (.36%)      (.20%)       .24%       (.03%)*       1.30%         .23%       .64%        .43%      .29%
Portfolio
 turnover
 rate........       27%         23%         49%         33%         33%           58%          43%       102%         80%       72%
-----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------
                                            NINE AND ONE-HALF MONTH
                                                  PERIOD FROM
                                           NOVEMBER 14, 1994 THROUGH
                                                AUGUST 31, 1995
                                          CLASS B    CLASS H   CLASS C
GROWTH FUND                                SHARES    SHARES    SHARES
----------------------------------------------------------------------
Net asset value, beginning of period....  $25.85     $25.85    $25.85
----------------------------------------------------------------------
Operations:
  Investment income (loss)--net.........    (.13)      (.11)     (.10)
  Net realized and unrealized gains
   (losses) on investments..............    7.26       7.25      7.24
----------------------------------------------------------------------
Total from operations...................    7.13       7.14      7.14
----------------------------------------------------------------------
Distributions to shareholders:
  From investment income--net...........      --         --        --
  From net realized gains...............    (.50)      (.50)     (.50)
----------------------------------------------------------------------
Total distributions to shareholders.....    (.50)      (.50)     (.50)
----------------------------------------------------------------------
Net asset value, end of period..........  $32.48     $32.49    $32.49
----------------------------------------------------------------------
Total Return**..........................   28.17%     28.21%    28.21%
Net assets at end of period (000's
 omitted)...............................  $2,179     $6,867      $264
Ratio of expenses to average daily net
 assets.................................    1.88%*     1.88%*    1.88%*
Ratio of net investment income (loss) to
 average daily net assets...............   (1.09%)*   (1.10%)*  (1.10%)*
Portfolio turnover rate.................      27%+       27%+      27%+
----------------------------------------------------------------------

 * Annualized.

** These are total returns during the periods, including reinvestment of all dividend and capital gains distributions without adjustments for sales charge.

 + For the period ended August 31, 1995. Portfolio turnover is calculated at the fund level.

----------------------------------------------------------------------------------------------------------------------
                              TEN
                            MONTHS
CAPITAL APPRECIATION         ENDED                          YEAR ENDED OCTOBER 31,
PORTFOLIO--                 AUGUST     -----------------------------------------------------------------
CLASS A SHARES             31, 1995      1994       1993       1992        1991       1990       1989       1988****
----------------------------------------------------------------------------------------------------------------------
Net asset value,
 beginning of period.....    $23.05     $27.38     $19.85      $19.80     $11.58     $15.44      $10.80    $10.00
----------------------------------------------------------------------------------------------------------------------
Operations:
  Investment income
   (loss)-net***.........      (.17)      (.12)      (.30)       (.17)      (.14)      (.07)        .05       .06
  Net realized and
   unrealized gain (loss)
   on investments........      7.79      (2.45)      7.83         .22       8.36      (3.06)       4.70       .74
----------------------------------------------------------------------------------------------------------------------
Total from operations....      7.62      (2.57)      7.53         .05       8.22      (3.13)       4.75       .80
----------------------------------------------------------------------------------------------------------------------
Distributions to
 shareholders:
  From investment
   income-net............        --         --         --          --         --       (.02)       (.11)       --
  From net realized
   gains.................        --      (1.76)        --          --         --       (.71)         --        --
----------------------------------------------------------------------------------------------------------------------
Total distributions to
 shareholders............        --      (1.76)        --          --         --       (.73)       (.11)       --
----------------------------------------------------------------------------------------------------------------------
Net asset value, end of
 period..................    $30.67     $23.05     $27.38      $19.85     $19.80     $11.58      $15.44    $10.80
----------------------------------------------------------------------------------------------------------------------
Total return**...........     33.06%     (9.56%)    37.93%        .25%     70.98%    (21.21%)     44.38%     8.00%
Net assets at end of
 period (000's
 omitted)................   $90,918    $68,352    $58,434     $43,207    $29,992    $15,194     $13,046    $4,144
Ratio of expenses to
 average daily net
 assets..................      1.69%*     1.62%      1.62%       1.68%      1.82%      1.88%       1.97%     1.95%*
Ratio of net investment
 income (loss) to average
 daily net assets........      (.82%)*    (.61%)    (1.23%)      (.88%)     (.97%)     (.56%)       .29%     1.54%*
Portfolio turnover
 rate....................        21%        36%        60%         43%        93%        62%         69%       65%
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------
                                           NINE AND ONE-HALF MONTH PERIOD
                                                        FROM
                                          NOVEMBER 14, 1994 THROUGH AUGUST
                                                      31, 1995
                                          CLASS B     CLASS H     CLASS C
CAPITAL APPRECIATION PORTFOLIO             SHARES     SHARES      SHARES
--------------------------------------------------------------------------
Net asset value, beginning of period....  $22.45      $22.45      $22.45
--------------------------------------------------------------------------
Operations:
  Investment income (loss)--net***......    (.35)       (.36)       (.36)
  Net realized and unrealized gains
   (losses) on investments..............    8.47        8.49        8.49
--------------------------------------------------------------------------
Total from operations...................    8.12        8.13        8.13
--------------------------------------------------------------------------
Distributions to shareholders:
  From investment income--net...........      --          --          --
  From realized gains...................      --          --          --
--------------------------------------------------------------------------
Total distributions to shareholders.....      --          --          --
--------------------------------------------------------------------------
Net asset value, end of period..........  $30.57      $30.58      $30.58
--------------------------------------------------------------------------
Total Return**..........................   36.17%      36.21%      36.21%
Net assets end of period (000's
 omitted)...............................    $841      $2,115        $227
Ratio of expenses to average daily net
 assets.................................    2.24%*      2.24%*      2.24%*
Ratio of net investment income (loss) to
 average daily net assets...............   (1.61%)*    (1.62%)*    (1.62%)*
Portfolio turnover rate.................      21%+        21%+        21%+
--------------------------------------------------------------------------

   * Annualized.
  ** These are total returns during the periods, including reinvestment of all dividend and capital gains distributions without adjustments for sales charge.
 *** Per share amounts compiled based upon average shares outstanding during the period.
**** January 4, 1988 to October 31, 1988.
   + Period ended August 31, 1995. Portfolio turnover is computed at fund level.

Each Fund may advertise its "cumulative total return," "average annual total return," "systematic investment plan cumulative total return," and "systematic investment plan average annual total return," and may compare such figures to recognized indices. Performance figures are calculated separately for each class of shares, and figures for each class will be presented. Each Fund may advertise its relative performance as compiled by outside organizations such as Lipper Analytical or Wiesenberger, or refer to publications which have mentioned the Fund, Advisers, or their personnel, and also may advertise other performance items as set forth in the Statement of Additional Information. The performance discussion required by the SEC is found in the applicable Fund's Annual Report to Shareholders and will be made available without charge upon request.

ORGANIZATION AND CLASSIFICATION

Fortis Asset Allocation Portfolio ("Asset Allocation Portfolio") and Fortis Capital Appreciation Portfolio ("Capital Appreciation Portfolio") are portfolios of Fortis Advantage Portfolios, Inc. ("Fortis Advantage"). Fortis Value Fund ("Value Fund"), Fortis Growth & Income Fund ("Growth & Income Fund"), and Fortis Capital Fund ("Capital

Fund") are the three portfolios of Fortis Equity Portfolios, Inc. ("Fortis Equity"). Fortis Fiduciary Fund, Inc. ("Fiduciary Fund") and Fortis Growth Fund, Inc. ("Growth Fund") are single portfolio funds. The shares of each of these seven portfolios/funds (collectively, the "Funds") currently are of four classes (A, B, H, and C), each with different sales arrangements and expenses.

Fortis Advantage, Growth Fund, Fiduciary Fund, and Fortis Equity were each incorporated under Minnesota law in 1987, 1958, 1981, and 1949, respectively, and each is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 (the "1940 Act") as an "open-end diversified management investment company".

While Fortis Advantage is currently comprised of four Portfolios-- Capital Appreciation Portfolio, High Yield Portfolio, Asset Allocation Portfolio, and Government Total Return Portfolio, only Asset Allocation Portfolio and Capital Appreciation Portfolio are offered through this Prospectus.

Regarding Fortis Advantage and Fortis Equity, each portfolio is (with respect to the other portfolio(s) in its investment company) for investment purposes, in effect a separate investment fund. A separate series of capital shares is issued for each portfolio. Each share issued with respect to a portfolio has a pro-rata interest in the assets of that portfolio and has no interest in the assets of any other portfolio. Each portfolio bears its own liabilities and also its proportionate share of the general liabilities of its respective fund. In other respects, each respective fund is treated as one entity.

INVESTMENT OBJECTIVES AND POLICIES

Through careful selection, broad diversification, and constant supervision, the management of each Fund aims to limit and counteract various types of risk that are inherent in all securities, and advance the value of the Funds' assets. There is risk in all investments and fulfillment of the Funds' objectives cannot be assured.

The Funds' investment objectives, which are set forth on page 2 and restated below, could be changed without shareholder approval. While no such change is contemplated, such a change could result in the Funds' objectives differing from those deemed appropriate by an investor at the time of investment.

Any investment restriction or limitation, fundamental or otherwise, that involves a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the percentage occurs immediately after an acquisition of securities or utilization of assets, and such excess results therefrom.

In seeking  to  obtain their  investment  objectives, each  Fund,  except  Asset
Allocation Portfolio, will invest primarily in common stock or securities convertible into common stocks. Occasionally, however, limited amounts may be invested in other types of securities (such as nonconvertible preferred and debt securities). In periods when a more defensive position is deemed warranted, the Funds may invest in high grade preferred stocks, bonds, other fixed income securities (whether or not convertible into or carrying rights to purchase common stock), short-term money market instruments, commercial paper, obligations of banks or the United States Government, other high quality short-term debt instruments, or cash, all without limitation. The Funds may invest in both listed and unlisted securities.

Asset Allocation Portfolio, as more fully explained in "Investment Objectives and Policies--Asset Allocation Portfolio", invests in a combination of equity securities, debt securities and money market instruments.

It is expected that even when a Fund is "fully invested," generally a small percentage of the Fund's assets will be held in short-term money market instruments or cash, to pay redemption requests and Fund expenses.

INVESTMENT PHILOSOPHIES. In selecting equity securities for the Funds' portfolios, Fortis Advisers, Inc. ("Advisers"), the investment adviser of the Funds, uses two distinct equity investment philosophies. Specifically, Asset Allocation Portfolio, Capital Fund, Fiduciary Fund, Growth Fund and Capital Appreciation Portfolio use a "growth" philosophy and Value Fund uses a "value" philosophy. Growth & Income Fund may at times use either or both philosophies. Under both philosophies, Advisers uses a "bottom up" investment style in which stock selection is driven primarily by the merits of the company itself.

In managing "GROWTH" portfolios, Advisers invests based on a concept of growth potential, seeking to identify companies whose earnings and revenue growth potential exceed industry averages. In addition to superior earnings growth potential, Advisers seeks companies which it believes to be well managed with above average returns on equity and invested capital, healthy balance sheets and the potential to gain market share. Companies of this nature typically have above average growth potential and a correspondingly higher than average valuation level as measured by price to earnings, price to cash flow and price to book value ratios. Depending upon the market capitalization goals of a growth portfolio, the manager will select stocks of small, mid or large capitalization companies (or a combination of all three).

In managing "VALUE" portfolios, Advisers invests based on a concept of fundamental value, seeking to identify companies whose shares appear inexpensive relative to anticipated profit and dividend growth. The primary emphasis is placed on companies expected to experience a significant acceleration in earnings over the next three to five years. The prices of these stocks typically do not fully reflect such improvement. Often such a stock is "out of favor" and priced low relative to the company's earnings, cash flow and book value. A second source of

"value" stocks are companies expected to sustain their historic rate of growth but which are selling at a low price to earnings ratio in relation to this anticipated growth.

MEDIAN MARKET CAPITALIZATION. "Market capitalization" is a measure of a company's relative size and is calculated by multiplying the number of outstanding shares of a company by the market price of those shares. Half of a portfolio's assets are invested in securities of companies with market capitalizations larger than the "median market capitalization" of the portfolio, and half are invested in the securities of companies with market capitalizations smaller than the median. For example, in a portfolio of nine securities with respective market capitalizations of $1 billion, $1.5 billion, $2 billion, $3 billion, $5 billion, $8 billion, $8 billion, $8.75 billion and $9 billion, the median market capitalization of this portfolio would be $5 billion because half of the portfolio securities have market capitalizations that are smaller than the median and half have market capitalizations that are larger than the median. Median market capitalization is used as a measure of the "average" market capitalization of a portfolio and is sometimes used in the mutual fund industry to categorize a fund as "small cap", "mid cap" or "large cap." For purposes of this Prospectus, the Funds consider "small cap" portfolios to have median market capitalizations of less than $1 billion, "mid cap" portfolios to have median market capitalizations of $1 to $5 billion and "large cap" portfolios to have median market capitalizations of more than $5 billion.

As discussed on page 2 and in the "Investment Objective and Policies" for each Fund, each Fund, except Asset Allocation Portfolio, intends to maintain its median market capitalization within a certain range. There is, however, no assurance that the Funds' median market capitalizations will always remain within the designated ranges in light of constantly fluctuating market conditions and the performance of the stocks held in the Funds' portfolios.

ASSET ALLOCATION PORTFOLIO

The Asset Allocation Portfolio's investment objective is maximum total return on invested capital, to be derived mainly from capital appreciation, dividends and interest.

Asset Allocation Portfolio will endeavor to achieve its investment objective by following a flexible asset allocation strategy that contemplates shifts, which may be frequent, among a wide range of investments and markets. Asset Allocation Portfolio will invest in equity securities of domestic and foreign issuers, including common stocks, preferred stocks, convertible securities, and warrants; debt securities of domestic and foreign issuers, including bonds, debentures, and notes; and money market instruments.

Advisers has broad latitude in selecting the class of investments and market sectors in which the Portfolio will invest. Asset Allocation Portfolio will not be a "balanced" fund and, therefore, will not be required continually to maintain a portion of its investments in each of its permitted investment types.

Depending upon prevailing economic and market conditions, Asset Allocation Portfolio may at any given time be primarily comprised of equity securities (including debt securities convertible into equity securities), short-term money market securities, investment grade bonds and other debt securities, or any combination thereof. For example, during periods when Advisers believes that the overall return on equity securities will exceed the return on debt securities, Asset Allocation Portfolio may be fully or substantially invested in equity securities. In contrast, Asset Allocation Portfolio normally would be invested primarily in debt securities during periods when Advisers believes that the total return from investing in debt securities will exceed the return on equity securities. Finally, during periods when Advisers believes interest rates will rise, Asset Allocation Portfolio may be primarily invested in short-term money market securities.

Unlike shareholders of other funds, a shareholder of Asset Allocation Portfolio confers substantially more investment discretion on the investment adviser, enabling the investment adviser to invest in a wide variety of investment securities.

EQUITY SECURITIES. Asset Allocation Portfolio may invest, without limitation, in equity securities, including common stocks, preferred stocks, and securities convertible into equity securities. In selecting investments in equity securities for the Portfolio, Advisers uses a "growth" philosophy and primarily looks for the potential for capital appreciation. The Portfolio generally invests in equity securities of companies which, in Adviser's judgment, are undervalued and show promise of substantial capital appreciation because of new management, products, services, markets, or other factors.

CMOS AND MULTI-CLASS PASS-THROUGH SECURITIES. CMOs are debt instruments issued by special purpose entities which are secured by pools of mortgage loans or other mortgage-backed Securities. Multi-class pass-through securities are interests in a trust composed of mortgage loans or other mortgage-backed securities. Payments of principal and interest on underlying collateral provide the funds to pay debt service on the CMO or make scheduled distributions on the multi-class pass-through security. Multi-class pass-through securities, CMOs, and classes thereof (including those discussed below) are examples of the types of financial instruments commonly referred to as "derivatives".

In a CMO, a series of bonds or certificates is issued in multiple classes. Each class of CMOs, often referred to as a "tranche," is issued at a specified coupon rate and has a stated maturity or final distribution date. Principal prepayments on collateral underlying a CMO may cause it to be retired substantially earlier than the stated maturities or final distribution dates. Interest is paid or accrues on all classes of a CMO on a monthly, quarterly or semi-annual basis. The principal and interest on the underlying mortgages may be allocated among the several classes of a series of a CMO in many ways. In a common structure, payments of principal, including any principal prepayments, on the underlying mortgages are applied according to scheduled cash flow priorities to classes of the series of a CMO.

ZERO COUPON OBLIGATIONS. Asset Allocation Portfolio may invest in zero coupon obligations of the U.S. Government, U.S. Government agencies, and corporate issuers, including rights to "stripped" coupon and principal payments. Certain U.S. Government obligations (principally, Treasury Notes and Treasury Bonds) and corporate obligations are "stripped" of their coupons, and the rights to receive each coupon payment and the principal payment are sold as separate securities. Once separated, each coupon as well as the principal amount represents a different single-payment claim due from the issuer of the security. Each single-payment claim (coupon or principal) is equivalent to a zero coupon bond. A zero coupon security pays no interest to its holder during its life, and its value consists of the difference between its face value at maturity (the coupon or principal amount), if held to maturity, or its market price on the date of sale, if sold prior to maturity, and its acquisition price (the discounted "present value" of the payment to be received).

Certain zero coupon obligations represent direct obligations of the issuer of the "stripped" coupon and principal payments. Other zero coupon obligations are securities issued by financial institutions which constitute a proportionate ownership of an underlying pool of stripped coupon or principal payments. Asset Allocation Portfolio may invest in either type of zero coupon obligation. The investment policies and restrictions applicable to corporate and government securities in such Portfolio shall apply equally to the Portfolio's investments in zero coupon securities (including, for example, minimum corporate bond ratings and percentage limitations).

MUNICIPAL SECURITIES. Asset Allocation Portfolio may invest not more than 20% of its total assets in municipal securities during periods when such securities appear to offer more attractive returns than taxable securities.

OTHER DEBT AND MONEY MARKET SECURITIES. In addition to its investments in equity securities and in obligations of the United States Government, its agencies, and instrumentalities, Asset Allocation Portfolio may invest in a variety of long, intermediate, and short-term debt securities. Such instruments may include the following:

    (a) CORPORATE BONDS. Asset Allocation Portfolio may invest, without limitation, in corporate bonds rated within the four highest rating grades assigned by Moody's or S&P, or comparably rated by another nationally recognized rating agency, and may invest up to 30% of its assets in lower rated bonds; however, the Portfolio will not invest in bonds rated below Caa by Moody's or CCC by S&P, or comparably rated by another nationally recognized rating agency;

    (b) BANK OBLIGATIONS. Asset Allocation Portfolio may invest in: (i) obligations (including certificates of deposit and bankers acceptances) of United States banks, savings and loan associations, and savings banks, which institutions have total assets (as of the date of their most recent annual financial statements at the time of investment) of not less than $1 billion;
    (ii) U.S. dollar denominated obligations of Canadian chartered banks, London branches of United States banks, and United States branches or agencies of foreign banks which meet the asset size referred to in (i) above; and (iii) obligations of the institutions referred to in (i) above which have total assets of less than $1 billion, provided that the amount of the obligations purchased does not exceed $100,000 for any one such institution, and the payment of the principal is insured by the Federal Deposit Insurance Corporation or the Federal Savings and Loan Insurance Corporation; and

    (c) COMMERCIAL PAPER. Asset Allocation Portfolio may invest, without limitation, in commercial paper issued by United States corporations or affiliated foreign corporations and rated (or guaranteed by a company whose commercial paper is rated) at the date of investment Prime-2 or higher by Moody's or A-2 or higher by S&P, or comparably rated by another nationally recognized rating agency, or, if not rated, issued by a corporation having an outstanding debt issue rated A or better by Moody's or S&P, or comparably rated by another nationally recognized rating agency, and, if issued by an affiliated foreign corporation, such commercial paper (not to exceed in the aggregate 20% of the Portfolio's net assets) is U.S. dollar denominated and not subject at the time of purchase to foreign tax withholding.

RISKS OF TRANSACTIONS IN HIGH-YIELDING SECURITIES. Participation in high-yielding securities transactions generally involves greater returns in the form of higher average yields. However, participation in such transactions involves greater risks, often related to sensitivity to interest rates, economic changes, solvency, and relative liquidity in the secondary trading market.

Yields on high yield securities will fluctuate over time. The prices of high-yielding securities have been found to be less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic changes or individual corporate developments. Also, during an economic downturn or substantial period of rising interest rates highly leveraged issuers may experience financial stress which would adversely affect their ability to serve their principal and interest payment obligations, to meet projected business goals, and to obtain additional financing. If the issuer of a security held by Asset Allocation Portfolio defaulted, Asset Allocation Portfolio may incur additional expenses to seek recovery. In addition, periods of economic uncertainty and changes can be expected to result in increased volatility of market prices of high-yielding securities and the Portfolio's asset value. Furthermore, in the case of high-yielding securities structured as zero coupon or debentures the interest on which may be paid in other securities rather than cash ("PIKs"), their market prices are affected to a greater extent by interest rate changes and thereby tend to be more volatile than securities which pay interest periodically and in cash.

High-yielding securities present risks based on payment expectations. For example, high-yielding securities may contain redemption or call provisions. If an issuer exercises these provisions in a declining interest rate market, Asset Allocation Portfolio would have to replace the security with a lower-yielding security, resulting in a decreased return for investors. Conversely, a high-yielding security's value will decrease in a rising interest rate market, as will the value of such Portfolio's assets. If Asset Allocation Portfolio experiences unexpected net redemptions, this may force it to sell its high-yielding securities, without regard to their investment merits, thereby decreasing the asset base upon which such Portfolio's expenses can be spread and possibly reducing the rate of return.

To the extent that there is no established secondary market, there may be thin trading of high-yielding securities. This may adversely affect the ability of Fortis Advantage's Board of Directors to accurately value high-yielding securities and Asset Allocation Portfolio's assets and the Portfolio's ability to dispose of the securities. Securities valuation becomes more difficult and judgment plays a greater role in valuation because there is less reliable, objective data available. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of high-yielding securities, especially in a thinly traded market. Illiquid or restricted high-yielding securities purchased by Asset Allocation Portfolio may involve special registration responsibilities, liabilities and costs, and liquidity and valuation difficulties.

Certain risks are associated with applying credit ratings as a method of evaluating high-yielding securities. For example, credit ratings evaluate the safety of principal and interest payments, not market value risk of high-yielding securities. Since credit rating agencies may fail to timely change the credit ratings to reflect subsequent events, Advisers continuously monitors the issuers of high-yielding securities held by Asset Allocation Portfolio to determine if the issuers will have sufficient cash flow and profits to meet required principal and interest payments, and to assure the securities' liquidity so Asset Allocation Portfolio can meet redemption requests. The achievement of the investment objective of Asset Allocation Portfolio may be more dependent upon Advisers' own credit analysis than is the case for higher quality bonds. Also, Asset Allocation Portfolio may retain a portfolio security whose rating has been changed if the security otherwise meets the Portfolio's investment objective and investment criteria.

As noted above, the Asset Allocation Portfolio may invest up to 30% of its assets in lower rated bonds. The Asset Allocation Portfolio may retain a portfolio security whose rating has been changed if the security otherwise meets the Portfolio's investment objective and investment criteria. Lower rated bonds in which the Asset Allocation Portfolio may invest include high yield securities. For the fiscal period ended August 31, 1995, the weighted average percentage of Asset Allocation Portfolio's long-term bond investments represented by certain securities is set forth in the following table:

STANDARD & POOR'S RATING                         PERCENT OF TOTAL
(OR EQUIVALENT)                                    INVESTMENTS
----------------------------------------------  ------------------
AAA...........................................           60.7%
AA............................................            6.3%
A.............................................            4.2%
BBB...........................................            6.2%
BB............................................            3.9%
B.............................................           15.0%
CCC...........................................            1.3%
Below CCC.....................................              0%
All unrated bonds as a group..................            2.4%
                                                        -----
                                                        100.0%

VALUE FUND

The Value Fund's investment objective is short and long term capital appreciation. Current income is only a secondary objective. The Fund invests primarily in equity securities and selects stocks based on the "value" philosophy. Under normal market conditions, it is the intention of this Fund to maintain a median market capitalization of over $1 billion, making it a "mid to large cap value fund."

GROWTH & INCOME FUND

The Growth & Income Fund's investment objectives are capital appreciation and current income. Under normal market conditions, it is the intention of the Fund to maintain a median market capitalization of over $5 billion, making it a "large cap fund."

Growth & Income Fund will pursue its investment objectives by investing in a broadly diversified portfolio of primarily equity securities, with an emphasis on securities of companies that have a history of dividend payments. Companies will be selected on the basis of both historical and potential long-term growth and continued dividend payments.

CAPITAL FUND

The Capital Fund's investment objective is short and long term capital appreciation. Current income is only a secondary objective. The Fund uses a "growth" philosophy and invests primarily in equity securities. Under normal market conditions, it is the intention of this Fund to maintain a median market capitalization for its portfolio of greater than $5 billion, making it a "large cap growth fund." On September 30, 1995, the Fund's median market capitalization was $6.2 billion.

FIDUCIARY FUND

The Fiduciary Fund's investment objective is short and long term capital appreciation. Current income is only a secondary objective. The Fund uses a "growth" philosophy and invests primarily in equity securities. Under normal market conditions, it is the intention of this Fund to maintain a median market capitalization for its portfolio of over $1 billion, making it a "mid to large cap growth fund." On September 30, 1995, the Fund's median market capitalization was $6.2 billion.

GROWTH FUND

The Growth Fund's investment objective is short and long term capital appreciation. Current income is only a secondary objective. The Fund uses a "growth" philosophy and invests primarily in equity securities. Under normal market conditions, it is the intention of this Fund to maintain a median market capitalization for its portfolio of from $1 billion to $5 billion, making it a "mid cap growth fund." On September 30, 1995, the Fund's median market capitalization was $2.8 billion.

CAPITAL APPRECIATION PORTFOLIO

The Capital Appreciation Portfolio's investment objective is maximum long term capital appreciation. Dividend and interest income from investments, if any, is incidental. The Fund uses a "growth" philosophy and invests primarily in equity securities. Under normal market conditions, it is the intention of this Fund to maintain a median market capitalization for its portfolio of less than $1 billion, making it a "small cap growth fund." On September 30, 1995, the Fund's median market capitalization was $0.85 billion.

Capital Appreciation Portfolio's policy is to invest, under normal circumstances, at least 65% of its assets (exclusive of collateral in connection with securities lending) in: (a) common stocks of small and medium-sized companies that are early in their life cycles, but which have the potential to become major enterprises ("emerging growth companies"); and (b) equity securities of some more established companies whose rates of earnings growth are expected to accelerate because of special factors such as new products or services, changes in demand factors, basic changes in the economic environment, or rejuvenated management. Emerging growth companies generally have annual gross revenues ranging from $50 million to $300 million, would be expected to show earnings growth over time that is well above the growth rate of the overall economy and the rate of inflation, and would have products, management, and market opportunities which are usually necessary to become more widely recognized as growth companies.

While Capital Appreciation Portfolio will invest primarily in common stocks, the Portfolio may, to a limited extent, seek appreciation in other types of securities such as foreign or convertible securities and warrants when relative values make such purchases appear attractive either as individual issues or as types of securities in certain economic environments. The Portfolio may also write covered call and secured put options and purchase call and put options on securities and stock indexes in an effort to increase total return and for hedging purposes, and may purchase and sell stock index futures contracts and options thereon for hedging purposes.

The nature of investing in emerging growth companies involves greater risk than is customarily associated with investments in more established companies. Emerging growth companies often have limited product lines, markets, or financial resources, and they may be dependent on one-person management. The securities of emerging growth companies may have limited market stability and may be subject to more abrupt or erratic market movements than securities of larger, more established growth companies or the market averages in general. Shares of Capital Appreciation Portfolio, therefore, are subject to greater fluctuation in value than shares of a conservative equity fund or of a growth fund which invests entirely in more established growth stocks.

OTHER INVESTMENT PRACTICES OF THE FUNDS

ILLIQUID SECURITIES. Policies which could be changed without shareholder approval prohibit each Fund except Growth Fund from investing more than 5% of its assets in securities of unseasoned issuers, including their predecessors, which have been in operation for less than three years and each Fund, except Growth Fund, from investing more than 15% of its net assets in all forms of illiquid investments, as determined pursuant to applicable Securities and Exchange Commission rules and interpretations. Securities that have been determined to be liquid by the applicable Board of Directors, or by Advisers subject to the oversight of such Board of Directors, will not be subject to this limitation. Commercial paper issued pursuant to the private placement exemption of Section 4(2) of the 1933 Act and securities that are eligible for resale under Rule 144A under the 1933 Act that have legal or contractual restrictions on resale but have a readily available market are not deemed illiquid securities for this purpose.

With respect to Growth Fund, a policy which may not be changed without shareholder approval is that the Fund may invest up to 5% of its assets (at the time of investment) in each of the following: (a) securities which it might not be free to sell to the public without registration of such securities under the Securities Act of 1933; and (b) in bonds, debentures or other debt securities which are not publicly distributed. However, this policy is further restricted by a policy which could be changed without shareholder approval, which: prohibits more than an aggregate of 5% of the Fund's assets from being invested in: (a) restricted securities (both debt and equity); (b) equity securities of any issuer which are not readily marketable; and (c) companies which have been in business for less than three years.

MORTGAGE-RELATED SECURITIES. Asset Allocation Portfolio and Growth & Income Fund may invest in certain types of mortgage-related securities. Mortgage-related securities are securities that, directly or indirectly, represent a participation in (or are secured by and payable from) mortgage loans on real property. Mortgage-related securities may represent the right to receive both principal and interest payments on underlying mortgages or may represent the right to receive varying proportions of such payments. One type of mortgage-related security includes certificates which represent pools of mortgage loans assembled for sale to investors by various governmental and private organizations. Another type of mortgage-related security includes debt securities which are secured, directly or indirectly, by mortgages on commercial or residential real estate. Such Funds may invest to a limited extent in collateralized mortgage obligations.

Investments in mortgage-related securities involve certain risks. In periods of declining interest rates, prices of fixed income securities tend to rise. However, during such periods, the rate of prepayment of mortgages underlying mortgage-related securities tends to increase, with the result that such prepayments must be reinvested at lower rates. In addition, the value of such securities may fluctuate in response to the market's perception of the creditworthiness of the issuers of mortgage-related securities owned by the Funds. The ability of the issuer of mortgage-related securities to reinvest favorably in underlying mortgages may be limited by prevailing economic conditions or by government regulation. Additionally, although mortgages and mortgage-related securities are generally supported by some form of government or private guarantee and/or insurance, there is no assurance that private guarantors or insurers will be able to meet their obligations.

TRANSACTIONS IN OPTIONS, FUTURES, AND FORWARD CONTRACTS. Each Fund, except Growth Fund, may, to a limited extent, enter into options, futures, and forward contracts on a variety of investments and indexes, in order to protect against declines in the value of Portfolio securities or increases in the cost of securities to be acquired ("hedging") and, in the case of options on securities or indexes of securities, to increase a Portfolio's gross income.

REPURCHASE AGREEMENTS. Each Fund may invest in repurchase agreements.

BORROWINGS. Each Fund, except Growth Fund, may borrow money from banks as a temporary measure to facilitate redemptions.

FOREIGN SECURITIES. Each Fund except Asset Allocation Portfolio may invest up to 10%, and Asset Allocation Portfolio may invest up to 20%, of its total assets (at the time of investment) in foreign securities.

Investors should recognize that investing in foreign companies involves certain considerations, including those discussed below, which are not typically associated with investing in the United States issuers. Since the indicated Funds may invest in securities denominated in currencies other than U.S. dollars, and since they may temporarily hold funds in bank deposits or other money market investments denominated in foreign currencies, they may be affected favorably or unfavorably by exchange control regulations or changes in the exchange rate between such currencies and the dollar. A change in the value of a foreign currency relative to the U.S. dollar will result in a corresponding change in the dollar value of the indicated Fund's assets denominated in that foreign currency. Changes in foreign currency exchange rates may also affect the value of dividends and interest earned, gains and losses realized in the sale of securities, and net investment income and gains, if any, to be distributed to shareholders by the indicated Funds. The rate of exchange between the U.S. dollar and other currencies is determined by the forces of supply and demand in the foreign exchange markets. These forces are affected by the international balances of payments and other economic and financial conditions, government intervention, speculation, and other factors.

Foreign securities held by the Funds may not be registered with, nor the issuers thereof be subject to, reporting requirements of the U.S. Securities and Exchange Commission. Accordingly, there may be less publicly available information about the securities and about the foreign company or government issuing them than is available about a domestic company or government entity. Foreign companies are generally not subject to uniform financial reporting standards, practices, and requirements comparable to those applicable to domestic companies. In addition, with respect to some foreign countries, there is the possibility of expropriation or confiscatory taxation, limitations of the removal of funds or other assets of the Funds, political or social instability, or domestic developments which could affect United States investments in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the United States economy in such respects as growth of Gross National Product, rate of inflation, capital reinvestment, resource self-sufficiency, and balance of payment positions.

Securities of some foreign companies are less liquid and their prices are more volatile than securities of comparable domestic companies. Certain foreign countries are known to experience long delays between the trade and settlement dates of securities purchased or sold. Due to the increased exposure to the Funds of market and foreign exchange fluctuations brought about by such delays, and due to the corresponding negative impact on liquidity, the Funds will avoid investing in countries which are known to experience settlement delays which may expose the Funds to unreasonable risk of loss.

The Funds will calculate their net asset values to complete orders to purchase, exchange, or redeem shares only on a Monday through Friday basis (excluding holidays on which the New York Stock Exchange is closed). A material portion of the Fund's investment securities may be listed on foreign stock exchanges which may trade on other days (such as a Saturday). As a result, the Fund's net asset values may be materially affected by such trading on days when a shareholder has no access to the Funds.

VARIABLE AMOUNT MASTER DEMAND NOTES. Each Fund may invest in variable amount master demand notes.

DELAYED DELIVERY TRANSACTIONS. Each of the Funds, except Growth Fund, may purchase securities on a "when issued" or delayed delivery basis and purchase or sell securities on a "forward commitment" basis.

LENDING OF PORTFOLIO SECURITIES. Consistent with applicable regulatory requirements, each Fund except Growth Fund may lend its portfolio securities (principally to broker-dealers) where such loans are callable at any time and are continuously secured by collateral equal to no less than the market value, determined daily, of the securities loaned. Such Funds will receive amounts equal to dividends or interest on the securities loaned. The Funds will also earn income for having made the loan. Any cash collateral pursuant to these loans will be invested in short-term money market instruments. Management will limit such lending to not more than 33 1/3% percent of the value of each Fund's total assets. ("Total assets" of a Fund includes the amount lent as well as the collateral securing such loans.) Where voting or consent rights with respect to loaned securities pass to the borrower, management will follow the policy of calling the loan, in whole or in part as may be appropriate, to permit the exercise of such voting or consent rights if the issues involved have a material effect on the Fund's investment in the securities loaned. Apart from lending its securities, investing in repurchase agreements, and acquiring debt securities, as described in the Prospectus and Statement of Additional Information, the Funds will not make loans to other persons.

INVESTMENTS IN REAL ESTATE OR INTERESTS IN REAL ESTATE INVESTMENT TRUSTS. Each of the Funds, except Growth Fund, may invest in equity or debt real estate investment trusts ("REITs"), real estate development and real estate operating companies, and other real estate related businesses. The Funds intend to invest the REIT portion of its portfolio primarily in equity REITs, which are trusts that sell shares to investors and use the proceeds to invest in real estate or interest in real estate. A REIT may focus on particular projects, such as apartment complexes or shopping centers, or geographic regions, such as the Southeastern United States, or both. Debt REITs invest in obligations secured by mortgages on real property or interests in real property. The Funds' investments in REITs may be subject to certain of the same risks associated with the direct ownership of real estate. These risks include: declines in the value of real estate; risks related to general and local economic conditions, overbuilding and competition; increases in property taxes and operating expenses; and variations in rental income. In addition, REITs may not be diversified. REITs are subject to the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code and failing to maintain exemption from the 1940 Act. Also, equity REITs may be dependent upon management skill and may be subject to the risks of obtaining adequate financing for projects on favorable terms. With the exception of Growth & Income Fund, the Funds will limit their investment in REITs to 10% of their total assets and to publicly distributed REITs.

SHORT SALES AGAINST THE BOX. Each of the Funds, except Growth Fund, may sell a security short to the extent the Fund contemporaneously owns or has the right to obtain equivalent securities. Such a short sale is referred to as a short sale "against the box."

SHORT-TERM MONEY MARKET INSTRUMENTS. Each of the Funds may at any time invest funds awaiting investment or held as reserves for the purposes of satisfying redemption requests, payment of dividends or making other distributions to shareholders, in cash and short-term money market instruments. Short-term money market instruments in which the Funds may invest include (i) short-term U.S. government securities and short-term obligations of foreign sovereign governments and their agencies and instrumentalities, (ii) interest bearing savings deposits on, and certificates of deposit and bankers' acceptances of, United States and foreign banks, (iii) commercial paper of U.S. or foreign issuers rated A-1 or higher by S&P or Prime-1 by Moody's or comparably rated by another nationally recognized rating agency, or, if not rated, determined by Advisers to be of comparable quality and (iv) repurchase agreements relating to the foregoing.

U.S. GOVERNMENT SECURITIES.  Each of  the Funds  may invest  in U.S.  government securities, which include: (i) the following U.S. Treasury obligations; U.S. Treasury bills (initial maturities of one year or less), U.S. Treasury notes (initial maturities of one to 10 years), and U.S. Treasury bonds (generally initial maturities of greater than 10 years), all of which are backed by the full faith and credit of the United States; and (ii) obligations issued or guaranteed by U.S. government agencies or instrumentalities, including government guaranteed mortgage-related securities, some of which are backed by the full faith and credit of the U.S. Treasury, e.g., direct pass-through certificates of the Government National Mortgage Association; some of which are supported by the right of the issuer to borrow from the U.S. government, e.g., obligations of Federal Home Loan Banks; and some of which are backed only by the credit of the issuer itself, e.g., obligations of the Student Loan Marketing Association. U.S. government securities are backed by the full faith and credit of the U.S. government or guaranteed by the issuing agency or instrumentality and, therefore, there is generally considered to be no risk as to the issuer's capacity to pay interest and repay principal. Nevertheless, due to fluctuations in interest rates, there is no guarantee as to the market value of U.S. government securities.

MANAGEMENT

BOARD OF DIRECTORS

Under Minnesota law, the Board of Directors of each Fund (the "Board of Directors") has overall responsibility for managing it in good faith, in a manner reasonably believed to be in the best interests of such Fund, and with the care an ordinarily prudent person would exercise in similar circumstances. However, this management may be delegated.

The Articles of Incorporation of each Fund limit the liability of directors to the fullest extent permitted by law.

THE INVESTMENT ADVISER/TRANSFER AGENT/
DIVIDEND AGENT
Fortis Advisers, Inc. ("Advisers") is the investment adviser, transfer agent, and dividend agent for the Funds. Advisers has been managing investment company portfolios since 1949, and is indirectly owned 50% by Fortis AMEV and 50% by Fortis AG, diversified financial services companies. In addition to providing investment advice, Advisers is responsible for management of each Fund's business affairs, subject to the overall authority of the applicable Board of Directors. Advisers' address is that of the Fund. Stephen M. Poling, James S. Byrd, and Keith R. Thomson have managed each Fund (except the Value and Growth & Income Funds), along with other equity portfolios of Advisers, since 1983, 1991, and 1988, respectively. Asset Allocation Portfolio is also managed by Howard Hudson, Charles J. Dudley, Maroun M. Hayek, Christopher J. Woods, and Dennis M. Ott. Messrs. Hudson, Dudley, Hayek, and Woods began managing Asset Allocation Portfolio in 1995, while Mr. Ott has been managing it since 1988. Prior to August, 1995, Mr. Hudson has been managing debt securities for Fortis, Inc. since 1991; Mr. Dudley was a Senior Vice President and Senior Portfolio Manager for SunAmerica Asset Management, New York, NY.; Mr. Hayek has been managing debt securities for Fortis, Inc. since 1987; and Mr. Woods has been managing debt securities for Fortis, Inc. since 1993. Prior to that, Mr. Woods was the head of fixed income for The Police and Firemen's Disability and Pension Fund of Ohio in Columbus, OH. All of the above managers are Vice Presidents of Advisers except Messrs. Poling and Hudson (Executive Vice Presidents) and Ott (Senior Vice President). Growth & Income Fund will be managed by Messrs. Poling, Byrd, & Thomson. Value Fund will be managed by Mr. Byrd, Fred Obser and Nicholas L.M. DePeyster. Mr. Obser has managed equity portfolios for Fortis, Inc. for at least the past five years. Mr. DePeyster has done so since July, 1991, and prior thereto was a Research Associate with Smith Barney, Inc., New York, N.Y.

THE UNDERWRITER AND DISTRIBUTION EXPENSES

Fortis Investors, Inc. ("Investors"), a subsidiary of Advisers, is the Funds' underwriter. Investors' address is that of the Funds. Investors reserves the right to reject any purchase order. The following persons are affiliated with both Investors and each Fund: Dean C. Kopperud is a director and officer of both; Stephen M. Poling and Jon H. Nicholson are directors of Investors and officers of both; and Dennis M. Ott, James S. Byrd, Robert C. Lindberg, Keith R. Thomson, Larry A. Medin, John W. Norton, Anthony J. Rotondi, Robert W. Beltz, Jr., Thomas D. Gualdoni, Richard P. Roche, John E. Hite, Carol M. Houghtby, Tamara L. Fagely and Thomas E. Erickson are officers of both.

Pursuant to Plans of Distribution adopted by each Fund under Rule 12b-1 under the 1940 Act, each Fund is obligated to pay Investors an annual fee. This fee is a percentage of average net assets attributable to the various classes of each Fund's shares as follows:

                                                     CLASSES
                                          CLASS A   B, H, & C   CLASS Z
                                          -------   ---------   -------
Asset Allocation Portfolio                 .45%       1.00%      N/A
Value Fund                                 .25%       1.00%      N/A
Growth & Income Fund                       .25%       1.00%      N/A
Capital Fund                               .25%       1.00%      N/A
Fiduciary Fund                             .25%       1.00%      N/A
Growth Fund                                .25%       1.00%      0.00%
Capital Appreciation Portfolio             .45%       1.00%      N/A

For Asset Allocation Portfolio and Capital Appreciation Portfolio, the standard payout to broker-dealers not affiliated with Investors for selling each Portfolio's shares is equal to an annual rate of .25 of 1% of the net asset value of the shares sold (the "Base Fee"). However, should any of such broker-dealers have sold currently outstanding shares of a Portfolio that, coupled with the shares of the same Portfolio currently being sold and computed at the time of each individual sale, have an aggregate net asset value of greater than $1,000,000 (this $1,000,000 to be calculated separately for each Portfolio), then with respect to such Portfolio, the broker-dealer would be entitled to an additional fee of .20 of 1% of the net asset value of Portfolio shares sold (the "Service Fee"). While all of Class A's Rule 12b-1 fee constitutes a "distribution fee", only 75% of Class B, H, and C's fees constitute distribution fees.

The higher distribution fee attributable to Class B, H, and C shares is designed to permit an investor to purchase such shares through registered representatives of Investors and other broker-dealers without the assessment of an initial sales charge and at the same time to permit Investors to compensate its registered representatives and other broker-dealers in connection with the sale of such shares. The distribution fee for all classes may be used by Investors for the purpose of financing any activity which is primarily intended to result in the sale of shares of the applicable Fund. For example, such distribution fee may be used by Investors: (a) to compensate broker-dealers, including Investors and its registered representatives, for their sale of Fund shares, including the implementation of various incentive programs with respect to broker-dealers, banks, and other financial institutions, and (b) to pay other advertising and promotional expenses in connection with the distribution of Fund shares. These advertising and promotional expenses include, by way of example but not by way of limitation, costs of prospectuses for other than current shareholders;
preparation and distribution of sales literature; advertising of any type; expenses of branch offices provided jointly by Investors and affiliated insurance companies; and compensation paid to and expenses incurred by officers, employees or representatives of Investors or of other broker-dealers, banks, or other financial institutions, including travel, entertainment, and telephone expenses.

A portion of the Rule 12b-1 fee equal to .25% of the average net assets of each Fund attributable to its Class B, H, and C shares constitutes a shareholder servicing fee designed to compensate Investors for the provision of certain services to shareholders. The services provided may include personal services provided to shareholders, such as answering shareholder inquiries regarding the Funds and providing reports and other information, and services related to the maintenance of shareholder accounts. Investors may use the Rule 12b-1 fee to make payments to qualifying broker-dealers and financial institutions that provide such services.

Investors may also enter into sales or servicing agreements with certain institutions such as banks ("Service Organizations") which have purchased shares of the Funds for the accounts of their clients, or which have made Fund shares available for purchase by their clients, and/or which provide continuing service to such clients. The Glass-Steagall Act and other applicable laws prohibit certain banks from engaging in the business of underwriting securities. In such circumstances, Investors, if so requested, will engage such banks as Service Organizations only to perform administrative and shareholder servicing functions, but at the same fees and other terms applicable to dealers. (If a bank were later prohibited from acting as a Service Organization, its shareholder clients would be permitted to remain Fund shareholders and alternative means for continuing servicing of such shareholders would be sought.) In such event changes in the operation of the Funds might occur and a shareholder serviced by such bank might no longer be able to avail itself of any automatic investment or other services then being provided by the Bank. (State securities laws on this issue may differ from the interpretations of Federal law expressed above and banks and other financial institutions may be required to register as dealers pursuant to state law.)

FUND EXPENSES

For the most recent fiscal year, the ratio of the Funds' total operating expenses (including the distribution fees referred to under "Distribution Expenses"), and their advisory fees (which are included in operating expenses) both as a percentage of average daily net assets were as follows:

                                             TOTAL OPERATING EXPENSES
                                          -------------------------------
                                                    CLASSES B,   ADVISORY
                                          CLASS A     H, & C       FEE
                                          -------   ----------   --------
Asset Allocation Portfolio..............   1.57%      2.12%        .96%
Capital Fund............................   1.24%      1.99%        .87%
Fiduciary Fund..........................   1.62%      2.37%       1.00%
Growth Fund.............................   1.13%      1.88%        .78%
Capital Appreciation Portfolio..........   1.69%      2.24%       1.00%

The investment advisory and management agreements for Value Fund, Growth & Income Fund, and Growth Fund (with regard to Class Z shares commencing March 1,
1996) all provide for investment advisory and management fees calculated as described in the following table. As you can see from the table, this fee decreases (as a percentage of Fund net assets) as the applicable Fund grows.

                                                       ANNUAL
                                                     INVESTMENT
                                                      ADVISORY
AVERAGE NET ASSETS                               AND MANAGEMENT FEE
                                                 ------------------
For the first $100,000,000.....................         1.0%
For the next $150,000,000......................          .8%
For assets over $250,000,000...................          .7%

While these advisory fees are higher than those paid by many other investment companies, they are partially offset by the added costs which Advisers pays (which other investment companies pay), such as acting as the Funds' registrar, transfer agent, and dividend agent.

BROKERAGE ALLOCATION

Advisers may consider sales of shares of the Fund, and of other funds advised by Advisers, as a factor in the selection of broker-dealers to execute Fund securities transactions when it is believed that this can be done without causing the applicable Fund to pay more in brokerage commissions than it would otherwise.

VALUATION OF SECURITIES

Each Fund's net asset value per share is determined by dividing the value of the securities owned by the Fund, plus any cash or other assets, less all liabilities, by the number of the Fund's shares outstanding. The portfolio securities in which the Funds invest fluctuate in value, and hence the net asset value per share of the Funds also fluctuate. The net asset value of the Funds' shares is determined as of the primary closing time for business on the New York Stock Exchange (the "Exchange") on each day on which the Exchange is open. If shares are purchased through another broker-dealer who receives the order prior to the close of the Exchange, then Investors will apply that day's price to the order as long as the broker-dealer places the order with Investors by the end of the day.

Securities are generally valued at market value. A security listed or traded on the exchange is valued at its last sale price on the exchange where it is principally traded on the day of valuation. Lacking any sales on the exchange where it is principally traded on the day of valuation, prior to the time as of which assets are valued, the security generally is valued at the previous day's last sale price on that exchange. A security listed or traded on the NASDAQ National Market System is valued at its last sale price that day, and lacking any sales that day on the NASDAQ National Market System, the security generally is valued at the last bid price.

When market quotations are not readily available, or when illiquid securities or other assets are being valued, such securities or other assets are valued at fair value as determined in good faith by management under supervision of the applicable Fund's Board of Directors.

However, debt securities may be valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional-size trading units of debt securities when such valuations are believed to more accurately reflect the fair market value of such securities. Short-term investments in debt securities with maturities of less than 60 days when acquired, or which subsequently are within 60 days of maturity, are valued at amortized cost. Purchases and sales by a Fund after 2:00 P.M. Central Time normally are not recorded until the following day.

CAPITAL STOCK

Each Fund currently offers its shares in four classes, each with different sales arrangements and bearing differing expenses. Class A, B, H, and C shares each represent interests in the assets of the applicable Fund and have identical voting, dividend, liquidation, and other rights on the same terms and conditions except that expenses related to the distribution of each class are borne solely by such class and each class of shares has exclusive voting rights with respect to provisions of the Fund's Rule 12b-1 distribution plan which pertain to that particular class and other matters for which separate class voting is appropriate under applicable law. The Funds may offer additional classes of shares. Effective March 1, 1996, Growth Fund will also have Class Z shares.

DIVIDENDS AND CAPITAL GAINS DISTRIBUTIONS

Each Fund other than Asset Allocation Portfolio and Growth & Income Fund pays annual dividends from net investment income and each Fund distributes any realized capital gains annually. Asset Allocation Portfolio and Growth & Income Fund pay quarterly dividends. Distributions paid by the Funds with respect to all classes of shares will be calculated in the same manner, at the same time, on the same day, and will be in the same amount, except that the higher Rule 12b-1 fees applicable to Class B, H, and C shares will be borne exclusively by such shares. The per share dividends on Class B, H, and C shares will be lower than those on Class A or Z shares as a result of the higher Rule 12b-1 fees applicable to Class B, H, and C shares.

Such dividends and capital gains distributions will be made in the form of additional Fund shares of the same class (at net asset value) unless the shareholder sends the applicable Fund a written request that either or both be sent to the shareholder or reinvested (at net asset value) in shares of the same class of another Fortis fund. If dividends and capital gains are automatically reinvested in a Fund, such reinvestment takes place on the dividend record date. If they are to be reinvested in the other funds, processing normally takes up to one business day.

TAXATION

Each Fund will distribute substantially all of its net income and capital gains to its shareholders. Distributions are taxable to shareholders, whether paid in cash or reinvested. Dividends paid from the net income of a Fund must be treated as ordinary income by its shareholders. Dividends paid from a Fund's net capital gains and designated in the shareholder's Annual Account Summary as long-term capital gain distributions are treated as long-term capital gains by shareholders, regardless of the length of time for which they have held their shares in the Fund.

Information about the tax status of each year's dividends and distributions will be mailed annually.

Prior to purchasing shares of a Fund, prospective shareholders (except for tax qualified retirement plans) should consider the impact of dividends or capital gains distributions which are expected to be announced, or have been announced but not paid. Any such dividends or capital gains distributions paid shortly after a purchase of shares by an investor prior to the record date will have the effect of reducing the per share net asset value by the amount of the dividends or distributions. All or a portion of such dividends or distributions, although in effect a return of capital, is subject to taxation. As of August 31, 1995, the following approximate percentages of the Funds' net assets represented unrealized appreciation, undistributed net investment income, and accumulated net realized gains or losses:

Asset Allocation Portfolio................................         23.8%
Capital Fund..............................................         41.9%
Fiduciary Fund............................................         42.3%
Growth Fund...............................................         48.2%
Capital Appreciation Portfolio............................         44.9%

HOW TO BUY FUND SHARES

GENERAL PURCHASE INFORMATION

MINIMUM AND MAXIMUM INVESTMENTS

A minimum initial investment of $500 normally is required. An exception to this minimum (except on telephone or wire orders) is the "Systematic Investment Plan" ($25 per month by "Pre-authorized Check Plan" or $50 per month on any other basis). The minimum subsequent investment normally is $50, again subject to the above exceptions.

While Class A and Z shares have no maximum order, Class B and H shares have a $500,000 maximum and Class C shares have a $1,000,000 maximum. Orders greater than these limits will be treated as orders for Class A shares.

INVESTING BY TELEPHONE

Your registered representative may make your purchase ($500 minimum) by telephoning the number on the cover page of this Prospectus. In addition, your check and the Account Application which accompanies this Prospectus must be promptly forwarded, so that Investors receives your check within three business days. Please make your check payable to Fortis Investors, Inc. and mail it with your Application to "CM-9651, St. Paul, MN 55170-9651." If you have a bank account authorization form on file, you may purchase $100 - $10,000 worth of Fund shares via telephone through the automated Fortis Information Line.

INVESTING BY WIRE

A shareholder having an account with a commercial bank that is a member of the Federal Reserve System may purchase shares ($500 minimum) by requesting their banks to transmit immediately available funds (Federal Funds) by wire to:

First Bank National Association
ABA #091000022, credit account no: 1-702-2514-1341
Fortis Funds Purchase Account
For further credit to __________________________________________________________
                                        (name of client)
Fortis Account NBR _____________________________________________________________

Before making an initial investment by wire, your broker-dealer must first telephone Investors at the number on the cover page of this Prospectus to open your account and obtain your account number. In addition, the Account Application which accompanies this Prospectus must be promptly forwarded to Investors at the mailing address in the "Investing by Mail" section of this Prospectus. Additional investments may be made at any time by having your bank wire Federal Funds to the above address for credit to your account. Such investments may be made by wire even if the initial investment was by mail.

INVESTING BY MAIL (ADDRESS: CM-9614, ST. PAUL, MN 55170-9614)

The Account Application which accompanies this Prospectus must be completed, signed, and sent with a check or other negotiable bank draft, payable to "Fortis Funds." Additional purchases may be made at any time by mailing a check or other negotiable bank draft along with your confirmation stub. The account to which the subsequent purchase is to be credited should be identified as to the name(s) of the registered owner(s) and by account number.

ALTERNATIVE PURCHASE ARRANGEMENTS

Each Fund currently offers investors the choice between four classes of shares which offer differing sales charges and bear different expenses. These alternatives permit an investor to choose the more beneficial method of purchasing shares given the amount of the purchase, the length of time the investor expects to hold the shares, and other circumstances. Page 3 of the Prospectus contains a summary of these alternative purchase arrangements. A broker-dealer may receive different levels of compensation depending on which class of shares is sold. Investors may also provide additional financial assistance not to exceed .5% of estimated sales for a particular period to dealers in connection with seminars for the public, advertising, sales campaigns and/or shareholder services and programs regarding one or more of the Fortis Funds, and other dealer-sponsored programs or events. Non-cash compensation will be provided to dealers and includes payment or reimbursement for conferences, sales or training programs for their employees, and travel expenses incurred in connection with trips taken by registered representatives to locations within or outside of the United States for meetings or seminars of a business nature. None of the aforementioned additional compensation is paid for by the applicable Fund or its shareholders.

CLASS A SHARES--INITIAL SALES CHARGE ALTERNATIVE

The public offering price of Class A shares is determined once daily, by adding a sales charge to the net asset value per share of the shares next calculated after receipt of the purchase order. The sales charges and broker-dealer concessions, which vary with the size of the purchase, are shown in the following table. Additional compensation (as a percentage of sales charge) will be paid to a broker-dealer when its annual sales of Fortis funds having a sales charge exceed $10,000,000 (2%), $25,000,000 (4%), and $50,000,000 (5%).

                                      SALES CHARGE   SALES CHARGE
                                      AS PERCENTAGE  AS PERCENTAGE
                                         OF THE       OF THE NET
                                        OFFERING        AMOUNT      BROKER- DEALER
AMOUNT OF SALE                            PRICE        INVESTED       CONCESSION
Less than $100,000..................       4.750%         4.987%           4.00%
$100,000 but less than $250,000.....       3.500%         3.627%           3.00%
$250,000 but less than $500,000.....       2.500%         2.564%           2.25%
$500,000 but less than $1,000,000...       2.000%         2.041%           1.75%
$1,000,000 or more*.................       -0-            -0-              1.00%

------------------------
* Each Fund  imposes  a contingent  deferred  sales charge  in  connection  with
  certain   purchases   of  Class   A  shares   of   $1,000,000  or   more.  See
  "Redemption--Contingent Deferred Sales Charge."

The above scale applies to purchases of Class A shares by the following:

    (1) Any individual, his or her spouse, and their children under the age of 21, and any of such persons' tax-qualified plans (provided there is only one participant);

    (2) A trustee or fiduciary of a single trust estate or single fiduciary account; and

    (3) Any organized group which has been in existence for more than six months, provided that it is not organized for the purpose of buying redeemable securities of a registered investment company, and provided that the purchase is made by means which result in economy of sales effort or expense, whether the purchase is made through a central administration, through a single broker-dealer, or by other means. An organized group does not include a group of individuals whose sole organizational connection is participation as credit cardholders of a company, policyholders of an insurance company, customers of either a bank or broker-dealer, or clients of an investment adviser.

SPECIAL PURCHASE PLANS FOR CLASS A SHARES

For information on any of the following special purchase or exchange plans applicable to Class A shares, see the Statement of Additional Information or contact your broker-dealer or sales representative. It is the purchaser's obligation to notify his or her broker-dealer or sales representative about the purchaser's eligibility for any of the following special purchase or exchange plans.

    - RIGHT OF ACCUMULATION The preceding table's sales charge discount applies to the current purchase plus the net asset value of shares already owned of any Fortis fund having a sales charge;

    - STATEMENT OF INTENTION The preceding table's sales charge discount applies to an initial purchase of at least $1,000, with an intention to purchase the balance needed to qualify within 13 months--excluding shares purchased by reinvesting dividends or capital gains;

    - REINVESTED DIVIDEND/CAPITAL GAINS DISTRIBUTIONS BETWEEN THE FORTIS FUNDS Shareholders of any fund may reinvest their dividend and/or capital gains distributions in any of such funds at net asset value;

    - CONVERSION FROM CLASS B OR H SHARES Class B or H shares will automatically be converted to Class A shares (at net asset value) after eight years.

EXEMPTIONS FROM SALES CHARGE

    - Fortis, Inc. or its subsidiaries, and the following persons associated with such companies, if all account owners fit this description: (1) officers and directors; (2) employees or sales representatives (including agencies and their employees); (3) spouses of any such persons; or (4) any of such persons' children, grandchildren, parents, grandparents, or siblings--or spouses of any of these persons. (All such persons may continue to add to their account even after their company relationships have ended);

    - Fund directors, officers, or their spouses (or such persons' children, grandchildren, parents, or grandparents--or spouses of any such persons), if all account owners fit this description;

    - Representatives or employees (or their spouses) of Investors (including agencies) or of other broker-dealers having a sales agreement with Investors (or such persons' children, grandchildren, parents, or grandparents--or spouses of any such persons), if all account owners fit this description;

    - Pension, profit-sharing, and other retirement plans of directors, officers, employees, representatives, and other relatives and affiliates (as set forth in the preceding three paragraphs) of the Fund, Fortis, Inc., and broker-dealers (and certain affiliated companies) having a sales agreement with Investors and purchases with the proceeds from such plans upon the retirement or employment termination of such persons;

    - (Fiduciary Fund only) Shareholders having an open Fiduciary Fund account before May 1, 1986, when its sales charge was implemented;

    - Registered investment companies;

    - Shareholders of unrelated mutual funds with front-end and/or deferred sales loads, to the extent that the purchase price of such Fund shares is funded by the proceeds from the redemption of shares of any such unrelated mutual fund (within 60 days of the purchase of Fund shares), provided that the shareholder's application so specifies and is accompanied either by the redemption check of such unrelated mutual fund (or a copy of the check) or a copy of the confirmation statement showing the redemption. Similarly, anyone who is or has been the owner of a fixed annuity contract not deemed a security under the securities laws who wishes to surrender such contract and invest the proceeds in a Fund, to the extent that the purchase price of such Fund shares is funded by the proceeds from the surrender of the contract (within 60 days of the purchase of Fund shares), provided that such owner's application so specifies and is accompanied either by the insurance company's check (or a copy of the check) or a copy of the insurance company surrender form. From time to time, Investors may pay commissions to broker-dealers and registered representatives on transfers from mutual funds or annuities as described above;

    - Purchases  by  employees  (including   their  spouses  and   dependent
      children) of banks and other financial institutions that provide referral and administrative services related to order placement and payment to facilitate transactions in shares of the Fund for their clients pursuant to a sales or servicing agreement with Investors; provided, however, that only those employees of such banks and other firms who as a part of their usual duties provide such services related to such transactions in Fund shares shall qualify;

    - Commercial banks offering self directed 401(k) programs containing both pooled and individual investment options may purchase Fund shares for such programs at a reduced sales charge of 2.5% on sales of less than $500,000. For sales of $500,000 or more, normal sales charges apply;

    - Registered investment advisers, trust companies, and bank trust departments exercising discretionary investment authority or using a money management/mutual fund "wrap" program with respect to the money to be invested in a Fund, provided that the investment adviser, trust company or trust department provides Advisers with evidence of such authority or the existence of such a wrap program with respect to the money invested.

RULE 12B-1 FEES

For each Fund, Class A shares are subject to a Rule 12b-1 fee payable at an annual percentage of the average daily net assets of the Fund attributable to such shares. For additional information, see "Management--The Underwriter and Distribution Expenses."

DEFERRED SALES CHARGES Although there is no initial sales charge on purchases of Class A shares of $1,000,000 or more, Investors pays broker-dealers out of its own assets, a fee of up to 1% of the offering price of such shares. If these shares are redeemed within two years, the redemption proceeds will be reduced by 1%. For additional information, see "Redemption--Contingent Deferred Sales Charge."

CLASS B AND H SHARES--CONTINGENT DEFERRED SALES CHARGE ALTERNATIVES

The public offering price of Class B and H shares is the net asset value of applicable Fund's shares. Such shares are sold without an initial sales charge so that the Fund receives the full amount of the investor's purchase. However, a contingent deferred sales charge ("CDSC") of 4% will be imposed if shares are redeemed within two years of purchase, with lower CDSCs as follows if redemptions occur later:

3 years       --         3%
4 years       --         3%
5 years       --         2%
6 years       --         1%

For additional information, see "Redemption--Contingent Deferred Sales Charge." In addition, Class B and H shares are subject to higher annual Rule 12b-1 fees as described below.

Proceeds from the CDSC are paid to Investors and are used to defray its expenses related to providing distribution-related services to the applicable Fund in connection with the sale of Class B and H shares, such as the payment of compensation to selected broker-dealers, and for selling such shares. The combination of the CDSC and the Rule 12b-1 fee enables the Fund to sell such shares without deduction of a sales charge at the time of purchase. Although such shares are sold without an initial sales charge, Investors pays a dealer concession equal to: (1) 4.00% of the amount invested to broker-dealers who sell Class B shares at the time the shares are sold and an annual fee of .25% of the average daily net assets of the Fund attributable to such shares; or (2) 5.25% of the amount invested to broker-dealers who sell Class H shares at the time the shares are sold (with no annual fee). Under alternative (2), from time to time the dealer concession paid to broker-dealers who sell Class H shares may be increased up to 5.50%.

RULE 12B-1 FEES. For each Fund, Class B and H shares are subject to a Rule 12b-1 fee payable at an annual rate of 1.00% of the average daily net assets of the Fund attributable to such shares. The higher Rule 12b-1 fee will cause Class B and H shares to have a higher expense ratio and to pay lower dividends than Class A shares. For additional information about this fee, see "Management--The Underwriter and Distribution Expenses."

CONVERSION TO CLASS A SHARES. Class B and H shares (except for those purchased by reinvestment of dividends and other distributions) will automatically convert to Class A shares after eight years. Each time any such shares in the shareholder's account convert to Class A, a proportionate amount of the Class B and H shares purchased through the reinvestment of dividends and other distributions paid on such shares will also convert to Class A.

CLASS C SHARES--LEVEL SALES CHARGE ALTERNATIVE

The public offering price of Class C shares is the net asset value of such shares. Class C shares are sold without an initial sales charge so that the applicable Fund receives the full amount of the investor's purchase. However, a CDSC of 1% will be imposed if shares are redeemed within one year of purchase. For additional information, see "Redemption--Contingent Deferred Sales Charge." In addition, Class C shares are subject to higher annual Rule 12b-1 fees as described below.

Proceeds from the CDSC are paid to Investors and are used to defray its expenses related to providing distribution-related services to the applicable Fund in connection with the sale of Class C shares, such as the payment of compensation to selected broker-dealers, and for selling Class C shares. The combination of the CDSC and the Rule 12b-1 fee enables the Fund to sell the Class C shares without deduction of a sales charge at the time of purchase. Although Class C shares are sold without an initial sales charge, Investors pays a dealer concession equal to 1.00% of the amount invested to broker-dealers who sell Class C shares at the time the shares are sold and an annual fee of 1.00% of the amount invested that begins to accrue one year after the shares are sold.

RULE 12B-1 FEES. For each Fund, Class C shares are subject to a Rule 12b-1 fee payable at an annual rate of 1.00% of the average daily net assets of the Fund attributable to such shares. The higher Rule 12b-1 fee will cause Class C shares to have a higher expense ratio and to pay lower dividends than Class A shares. For additional information about this fee, see "Management--The Underwriter and Distribution Expenses."

CLASS Z SHARES (EFFECTIVE MARCH 1, 1996 FOR GROWTH FUND ONLY)

(See "Class Shares--Class Z Shares")

SPECIAL PURCHASE PLANS FOR ALL CLASSES

    -   TAX  SHELTERED  RETIREMENT   PLANS  Individual  Retirement  Accounts
     ("IRAs"), Keogh, Pension, Profit Sharing, and 403(b) accounts are available.

    - GIFTS OR TRANSFERS TO MINOR CHILDREN Adults can make an irrevocable gift or transfer of up to $10,000 annually per child ($20,000 for married couples) to as many children as they choose without having to file a Federal gift tax return.

    - SYSTEMATIC INVESTMENT PLAN Voluntary $25 or more per month purchases by automatic financial institution transfers (see Systematic Investment Plan Authorization Agreement in this Prospectus) or $50 or more per month by any other means enable an investor to lower his or her average cost per share through the principle of "dollar cost averaging." Any plan involving systematic purchases may, at Advisers' option, result in transactions under such plan being confirmed to the investor quarterly, rather than as a separate notice following the transaction;

    - EXCHANGE PRIVILEGE Except for participants in the Fortis, Inc. 401(k) Plan, Fund shares may be exchanged among other funds of the same class managed by Advisers without payment of an exchange fee or additional sales charge. Similarly, shareholders of other Fortis funds may ex shares for Fund shares of the same class (at net asset value if the shares to be exchanged have already been subject to a sales charge). Also, holders of Class E shares of Fortis Tax-Free Portfolios, Inc. and Fortis Income Portfolios, Inc. (which also have a front-end sales charge) may exchange their shares for Class A Fund shares and holders of Fortis Money Fund Class A shares may exchange their shares for any class of Fund shares (at net asset value and only into Class A if the shares have already incurred a sales charge). A shareholder initiates an exchange by writing to or telephoning his or her broker-dealer, sales representative, or the applicable Fund regarding the shares to be exchanged. Telephone exchanges will be permitted only if the shareholder completes and returns the Telephone Exchange section of the Account Application. During times of chaotic economic or market circumstances, a shareholder may have difficulty reaching his or her broker-dealer, sales representative, or the Fund by telephone. Consequently, a telephone exchange may be difficult to implement at those times. (See "Redemption".) Shareholders may also use the automated Fortis Information Line for exchanges of $100 - $100,000 worth of shares.

Advisers reserves the right to restrict the frequency of--or otherwise modify, condition, terminate, or impose charges upon--the exchange and/or telephone transfer privileges, all with 30 days notice to shareholders.

REDEMPTION

Registered holders of each Fund's shares may redeem their shares without any charge (except any applicable contingent deferred sales charge) at the per share net asset value next determined following receipt by the Fund of a written redemption request in proper form (and a properly endorsed stock certificate if one has been issued). However, if shares are redeemed through another broker-dealer who receives the order prior to the close of the Exchange, then Investors will apply that day's price to the order as long as the broker-dealer places the order with Investors by the end of the day. Some broker-dealers may charge a fee to process redemptions.

Any certificates should be sent to the applicable Fund by certified mail. Share certificates and/or stock powers, if any, tendered in redemption must be endorsed and executed exactly as the Fund shares are registered. If the redemption proceeds are to be paid to the registered holder and sent to the address of record, normally no signature guarantee is required unless Advisers does not have the shareholder's signature on file and the redemption proceeds are greater than $25,000. However, for example, if the redemption proceeds are to be paid to someone other than the registered holder, sent to a different address, or the shares are to be transferred, the owner's signature must be guaranteed by a bank, broker (including government or municipal), dealer (including government or municipal), credit union, national securities exchange, registered securities association, clearing agency, or savings association.

Class A shares may be registered in broker-dealer "street name accounts" only if the broker-dealer has a selling agreement with Investors. In such cases, instructions from the broker-dealer are required to redeem shares or transfer ownership and transfer to another broker-dealer requires the new broker-dealer to also have a selling agreement with Investors. If the proposed new broker-dealer does not have a selling agreement with Investors, the shareholder can, of course, leave the shares under the original street name account or have the broker-dealer transfer ownership to the shareholder's name.

Broker-dealers having a sales agreement with Investors may orally place a redemption order, but proceeds will not be released until the appropriate written materials are received.

An individual shareholder (or in the case of multiple owners, any shareholder) may orally redeem up to $25,000 worth of their shares, provided that the account is not a tax-qualified plan, the check will be sent to the address of record, and the address of record has not changed for at least 30 days. During times of chaotic economic or market circumstances, a shareholder may have difficulty reaching his or her broker-dealer, sales representative, or the Funds by telephone. Consequently, a telephone redemption may be difficult to implement at those times. If a shareholder is unable to reach the applicable Fund by telephone, written instructions should be sent. Advisers reserves the right to modify, condition, terminate, or impose charges upon this telephone redemption privilege, with 30 days notice to shareholders. Advisers, Investors, and the Funds will not be responsible for, and the shareholder will bear the risk of loss from, oral instructions, including fraudulent instructions, which are reasonably believed to be genuine. The telephone redemption procedure is automatically available to shareholders. The Funds will employ reasonable procedures to confirm that telephone instructions are genuine, but if such procedures are not deemed reasonable, it may be liable for any losses due to unauthorized or fraudulent instructions. The Funds' procedures are to verify address and social security number, tape record the telephone call, and provide written confirmation of the transaction. Shareholders may also use the automated Fortis Information Line for redemptions of $500 - $25,000 on non-tax qualified accounts. The security measures for automated telephone redemptions involve use of a personal identification number and providing written confirmation of the transaction.

Payment will be made as soon as possible, but not later than three business days after receipt of a proper redemption request. However, if shares subject to the redemption request were recently purchased with non-guaranteed funds (e.g., personal check), the mailing of your redemption check may be delayed by fifteen days. A shareholder wishing to avoid these delays should consider the wire purchase method described under "How to Buy Fund Shares."

Employees of certain Texas public educational institutions who direct investment in Fund shares under their State of Texas Optional Retirement Plan generally must obtain the prior written consent of their authorized employer representative in order to redeem.

Each Fund has the right to redeem accounts with a current value of less than $500 unless the original purchase price of the remaining shares (including sales commissions) was at least $500. Fund shareholders actively participating in the Fund's Systematic Investment Plan or Group Systematic Investment Plan will not have their accounts redeemed. Before redeeming an account, the Fund will mail to the shareholder a notice of its intention to redeem, which will give the shareholder an opportunity to make an additional investment. If no additional investment is received by the Fund within 60 days of the date the notice was mailed, the shareholder's account will be redeemed. Any redemption in an account established with the minimum initial investment of $500 may trigger this redemption procedure.

Each Fund has a "Systematic Withdrawal Plan," which provides for voluntary automatic withdrawals of at least $50 monthly, quarterly, semiannually, or annually. Deferred sales charges may apply to monthly redemptions. Such Plans may, at Advisers' option, result in transactions being confirmed to the investor quarterly, rather than as a separate notice following the transaction.

There is also a "Reinvestment Privilege," which is a one-time opportunity to reinvest sums redeemed within the prior 60 days without payment of an additional sales charge. For further information about these plans, contact your broker-dealer or sales representative.

CONTINGENT DEFERRED SALES CHARGE

CLASS A SHARES

Each Fund imposes a contingent deferred sales charge ("CDSC") on Class A shares in certain circumstances. Under the CDSC arrangement, for sales of shares of $1,000,000 or more (including right of accumulation and statements of intention (see "How to Buy Fund Shares--Special Purchase Plans")), the front-end sales charge ("FESC"), will no longer be imposed (although Investors intends to pay its registered representatives and other dealers that sell Fund shares, out of its own assets, a fee of up to 1% of the offering price of such sales except on purchases exempt from the FESC). However, if such shares are redeemed within two years after their purchase date (the "CDSC Period"), the redemption proceeds will be reduced by the 1.00% CDSC.

The CDSC will be applied to the lesser of (a) the net asset value of shares subject to the CDSC at the time of purchase, or (b) the net asset value of such shares at the time of redemption. No charge will be imposed on amounts representing an increase in share value due to capital appreciation. The CDSC will not be applied to shares acquired through reinvestment of income dividends or capital gain distributions or shares held for longer than the applicable CDSC Period. In determining which shares to redeem, unless instructed otherwise, shares that are not subject to the CDSC and having a higher Rule 12b-1 fee will be redeemed first, shares not subject to the CDSC having a lower Rule 12b-1 fee will be redeemed next, and shares subject to the CDSC then will be redeemed in the order purchased.

Each Fund will waive the CDSC in the event of a shareholder's death or disability, as defined in Section 72(m)(7) of the Code (if satisfactory evidence is provided to the Fund) and for tax-qualified retirement plans (excluding IRAs, SEPS, 403(b) plans, and 457 plans). Shares of the Fund that are acquired in exchange for shares of another Fortis fund that were subject to a CDSC will remain subject to the CDSC that applied to the shares of the other Fortis fund. Additionally, the CDSC will not be imposed at the time that Fund shares subject to the CDSC are exchanged for shares of Fortis Money Fund or at the time such Fortis Money Fund shares are reexchanged for shares of any Fortis fund subject to a CDSC; provided, however, that, in each such case, the shares acquired will remain subject to the CDSC if redeemed within the CDSC Period.

Investors, upon notification, will provide a PRO RATA refund of any CDSC paid in connection with a redemption of shares of any Fortis fund having a sales charge ("Fortis Load Fund") (by crediting such refunded CDSC to such shareholder's account) if, within 60 days of such redemption, all or any portion of the redemption proceeds are reinvested in shares of one or more Fortis Load Funds. Any reinvestment within 60 days of a redemption on which the CDSC was paid will be made without the imposition of a FESC but will be subject to the same CDSC to which such amount was subject prior to the redemption; provided, however, that the CDSC Period will run from the original investment date.

CLASS B, H, AND C SHARES

The CDSC on Class B, H, and C shares will be calculated on an amount equal to the lesser of the net asset value of the shares at the time of purchase or their net asset value at the time of redemption. No charge will be imposed on amounts representing an increase in share value due to capital appreciation. In addition, no charge will be assessed on shares derived from reinvestment of dividends or capital gains distributions or on shares held for longer than the applicable CDSC Period.

Upon any request for redemption of shares of any class of shares that imposes a CDSC, it will be assumed, unless otherwise requested, that shares subject to no CDSC will be redeemed first in the order purchased and all remaining shares that are subject to a CDSC will be redeemed in the order purchased. With respect to the redemption of shares subject to no CDSC where the shareholder owns more than one class of shares, those shares with the highest Rule 12b-1 fee will be redeemed in full prior to any redemption of shares with a lower Rule 12b-1 fee.

The CDSC does not apply to: (1) redemption of shares when a Fund exercises its right to liquidate accounts which are less than the minimum account size; (2) death or disability of any owner, as defined in Section 72(m)(7) of the Code (if satisfactory evidence is provided to the Fund); (3) with respect to Class B and H shares only, an amount that represents, on an annual (non-cumulative) basis, up to 10% of the amount (at the time of the investment) of the shareholder's purchases; and (4) with respect to Class B, H, and C shares, qualified plan benefit distributions due to participant's separation from service, loans or financial hardship (excluding IRAs, SEPs, and 403(b), 457, and Fortis KEY plans) upon a Fund's receipt from the plan's administrator or trustee of written instructions detailing the reason for the distribution.

As an illustration of CDSC calculations, assume that Shareholder X purchases on Year 1/Day 1 100 shares at $10 per share. Assume further that, on Year 2/Day 1, Shareholder X purchased an additional 100 shares at $12 per share. Finally, assume that, on Year 3/Day 1, Shareholder X wishes to redeem shares worth
$1,300, and that the net asset value per share as of the close of business on such day is $13. To effect Shareholder X's redemption request, 100 shares at $13 per share (totaling $1,300) would be redeemed. The CDSC would be waived in connection with the redemption of that number of shares equal in value (at the time of redemption) to $220 (10% of $1,000-- the purchase amount of the shares purchased by Shareholder X on Year 1/Day 1--plus 10% of $1200--the purchase amount of the shares purchased by Shareholder X on Year 2/Day 1.) In addition, no CDSC would apply to the $400 in capital appreciation on Shareholder X's shares ($2,600 Year 3 value minus $2,200 purchase cost of shares).

If a shareholder exchanges shares subject to a CDSC for Class B, H, or C shares of a different Fortis Fund, the transaction will not be subject to a CDSC. However, when shares acquired through the exchange are redeemed, the shareholder will be treated as if no exchange took place for the purpose of determining the CDSC Period and applying the CDSC.

Investors, upon notification, will provide, out of its own assets, a PRO RATA refund of any CDSC paid in connection with a redemption of Class B, H, or C shares of any Fund (by crediting such refunded CDSC to such shareholder's account) if, within 60 days of such redemption, all or any portion of the redemption proceeds are reinvested in shares of the same class in any of the Fortis Funds. Any reinvestment within 60 days of a redemption to which the CDSC was paid will be made without the imposition of a front-end sales charge but will be subject to the same CDSC to which such amount was subject prior to the redemption. The CDSC Period will run from the original investment date.

SHAREHOLDER INQUIRIES

Inquiries should be directed to your broker-dealer or sales representative, or to the Funds at the telephone number or mailing address listed on the cover of this Prospectus. A $10 fee will be charged for copies of Annual Account Summaries older than the preceding year.

                                                    FORTIS-Registered Trademark-
                FORTIS MUTUAL FUND                  Mail to:
          AUTOMATED CLEARING HOUSE (ACH)            FORTIS MUTUAL FUNDS
             AUTHORIZATION AGREEMENT                P.O. Box 64284
                                                    St. Paul, MN 55164

Please complete each section  below to establish ACH  capability to your  Fortis
Mutual   Fund  Account.  For  personal  service,  please  call  your  investment professional or Fortis at (800) 800-2638, Ext. 3012.

________________________________________________________________________________
 1    FORTIS ACCOUNT INFORMATION
________________________________________________________________________________

Account Registration:
________________________________________________________________________________
Owner (Individual, 1st Joint Tenant, Custodian, Trustee)
________________________________________________________________________________
Owner (2nd Joint Tenant, Minor, Trust Name)
________________________________________________________________________________
Additional Information, if needed
________________________________________________________________________________
Street address
________________________________________________________________________________
City                                               State            Zip
________________________________________________________________________________
Social Security number (Taxpayer I.D.)
Account # ______________________________________________________________________

                      Fund:                           Class:
  1)
        Fund Name                                 / / A   / / B   / / C   / / H
  2)
        Fund Name                                 / / A   / / B   / / C   / / H
  3)
        Fund Name                                 / / A   / / B   / / C   / / H
  4)
        Fund Name                                 / / A   / / B   / / C   / / H
  5)
        Fund Name                                 / / A   / / B   / / C   / / H

________________________________________________________________________________
 2    BANK/FINANCIAL INSTITUTION INFORMATION
________________________________________________________________________________

PLAN TYPE:          / / New Plan          / / Bank Change

ACCOUNT TYPE:       / /Checking           / /Savings
                      (must attach a        (must attach a
                      voided check)         deposit slip)

________________________________________________________________________________
Transit Number

________________________________________________________________________________
Bank Account Number

________________________________________________________________________________
Account Owner (if other than name of Depositor)

________________________________________________________________________________
Depositor's Daytime Phone Number

CLEARLY PRINT THE BANK/FINANCIAL INSTITUTION'S NAME AND ADDRESS BELOW:

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________
Signature of Depositor                                          Date

________________________________________________________________________________
Signature of Joint-Depositor                                    Date

________________________________________________________________________________
 3    SELECT OPTION
________________________________________________________________________________

I.    INVESTMENT OPTION(S)
      A.    / /   Invest via FORTIS INFORMATION LINE by
                  phone (minimum $25, maximum $10,000)
                  Please allow up to four business days for deposit
                  into Fortis Funds. Transactions after 3:00 p.m.
                  (CST) will be processed the following business
                  day.
                  *Not available on tax qualified accounts such as
                  IRA, SEP, SARSEP and Key plans.
      B.    / /   Systematic Investment Plan
                  / / New Plan
                  / / Change Plan
      I request Fortis Financial Group (FFG) to obtain payment of sums becoming due the company by charging my account in the form of electronic debit entries. I request and authorize the financial institution named to accept, honor and charge those entries to my account. Please allow 30 days for collected funds to be available in your Fortis account.
      Draft Date (1-26 only): ----------------------------

      Amount per Fund (Min. $25): ----------------------

      Beginning Draft Month: ----------------------------

II.   WITHDRAWAL OPTION(S)
      (Please consult your financial or tax adviser before electing a systematic withdrawal plan. For tax qualified accounts, additional forms are required for distribution.)
      A.    / /   Cash Dividends
      B.    / /   Redeem via FORTIS INFORMATION LINE by
                  phone (minimum $100, maximum $25,000)
                  Please allow up to four business days for
                  withdrawal to credit your bank account.
                  Transactions after 3:00 p.m. (CST) will be
                  processed the following business day.
                  *Not available on tax qualified accounts such as
                  IRA, SEP, SARSEP and Key plans.
      C.    / /   Systematic Withdrawal Plan
                  / / New Plan
                  / / Change Plan
      I request Fortis Financial Group (FFG) to pay sums due me by crediting my bank account in the form of electronic entries. I request and authorize the financial institution to accept, honor and credit those entries to my account.

      Withdrawal Date (1-26 only): -----------------------

      Amount per Fund (Min. $25): ----------------------
      Beginning Withdrawal Month: ----------------------

________________________________________________________________________________
 4    SIGNATURES
________________________________________________________________________________

Each person signing on behalf of any entity represents that his or her actions are authorized. It is agreed that all Fortis Funds, Fortis Investors, Fortis Advisers and their officers, directors, agents and employees will not be liable for any loss, liability, damage or expense for relying upon this application or any instruction believed genuine.

This authorization will remain in effect until I notify FFG. I hereby terminate any prior Authorization of FFG to initiate charges to this account. I understand that any returned item or redemption of the entire account may result in termination of my Automated Clearing House agreement. This authorization will become effective upon acceptance by FFG at its home office.

Authorized Signature(s)

X ______________________________________________________________________________
   Owner, Custodian, Trustee                                Date

X ______________________________________________________________________________
   Joint Owner, Trustee                                     Date

FORTIS-Registered Trademark-
FORTIS FINANCIAL GROUP
Fortis Advisers, Inc. (fund management since 1949)
Fortis Investors, Inc. (principal underwriter; (member SIPC)
P.O. Box 64284
St. Paul, MN 55164

(800) 800-2638

             Attach additional information if more space is needed.
98049 (7/95)

PROSPECTUS
JANUARY 1, 1996

FORTIS ASSET ALLOCATION PORTFOLIO
FORTIS VALUE FUND
FORTIS GROWTH & INCOME FUND
FORTIS CAPITAL FUND
FORTIS FIDUCIARY FUND
FORTIS GROWTH FUND
FORTIS CAPITAL APPRECIATION PORTFOLIO

95199 (REV. 1/96)

[LOGO]-Registered Trademark-

FORTIS FINANCIAL GROUP
P.O. BOX 64284
ST. PAUL, MN 55164

                     BULK RATE
                   U.S. POSTAGE
                       PAID
                  PERMIT NO. 3794
                  MINNEAPOLIS, MN

                              [FORTIS LOGO]

              [LOGO]                              [LOGO]
          FORTIS ADVANTAGE                  FORTIS CAPITAL FUND
     ASSET ALLOCATION PORTFOLIO


       [LOGO]                    [LOGO]                     [LOGO]
FORTIS FIDUCIARY FUND      FORTIS GROWTH FUND          FORTIS ADVANTAGE
                                                 CAPITAL APPRECIATION PORTFOLIO


                                    FORTIS
                                 STOCK FUNDS


                                ANNUAL REPORT

                               AUGUST 31, 1995

CONTENTS

LETTER TO SHAREHOLDERS                                         2

SCHEDULE OF INVESTMENTS
   FORTIS ADVANTAGE ASSET ALLOCATION PORTFOLIO                 8
   FORTIS CAPITAL FUND                                        12
   FORTIS FIDUCIARY FUND                                      14
   FORTIS GROWTH FUND                                         16
   FORTIS ADVANTAGE CAPITAL APPRECIATION PORTFOLIO            18

STATEMENTS OF ASSETS AND LIABILITIES                          20

STATEMENTS OF OPERATIONS                                      21

STATEMENTS OF CHANGES IN NET ASSETS
   FORTIS ADVANTAGE ASSET ALLOCATION PORTFOLIO                22
   FORTIS CAPITAL FUND                                        23
   FORTIS FIDUCIARY FUND                                      24
   FORTIS GROWTH FUND                                         25
   FORTIS ADVANTAGE CAPITAL APPRECIATION PORTFOLIO            26

NOTES TO FINANCIAL STATEMENTS                                 27

INDEPENDENT AUDITORS' REPORT                                  34

FEDERAL INCOME TAX INFORMATION                                35

BOARD OF DIRECTORS AND OFFICERS                               36

- TOLL-FREE PERSONAL ASSISTANCE

 - Shareholder Services

 - (800) 800-2638, Ext. 3012

 - 7:30 a.m. to 5:30 p.m. CST, M-Th

 - 7:30 a.m. to 5:00 p.m. CST, F

- TOLL-FREE INFORMATION LINE

 - For daily account balances,
   transaction activity or net asset
   value information

 - (800) 800-2638, Ext. 4344

 - 24 hours a day

FOR MORE INFORMATION ABOUT FORTIS FINANCIAL GROUP'S FAMILY OF PRODUCTS, CALL YOUR INVESTMENT REPRESENTATIVE OR THE HOME OFFICE AT (800) 800-2638.

TO ORDER PROSPECTUSES OR SALES LITERATURE FOR ANY FORTIS PRODUCT, CALL (800) 800-2638, EXT. 4579.

HIGHLIGHTS

FOR THE YEAR ENDED AUGUST 31, 1995

                                                    CLASS A    CLASS B*   CLASS C*   CLASS H*
                                                    --------   --------   --------   --------
FORTIS ADVANTAGE ASSET ALLOCATION PORTFOLIO**
NET ASSET VALUE PER SHARE:
  Beginning of period.............................  $ 14.44    $ 14.27    $ 14.27    $ 14.27
  End of period...................................  $ 16.52    $ 16.46    $ 16.41    $ 16.44
TOTAL RETURN@                                         18.25%     19.00%     18.64%     18.86%
DISTRIBUTIONS PER SHARE:
  From net investment income......................  $0.3950    $0.3650    $0.3650    $0.3650
  From net realized gains on investments..........  $0.0896    $0.0896    $0.0896    $0.0896
FORTIS CAPITAL FUND
NET ASSET VALUE PER SHARE:
  Beginning of period.............................  $ 18.36    $ 18.35    $ 18.35    $ 18.35
  End of period...................................  $ 21.22    $ 21.14    $ 21.13    $ 21.14
TOTAL RETURN@                                         21.49%     20.74%     20.68%     20.74%
DISTRIBUTIONS PER SHARE:
  From net investment income......................  $ 0.079    $ 0.025    $ 0.025    $ 0.025
  From net realized gains on investments..........  $ 0.764    $ 0.764    $ 0.764    $ 0.764
FORTIS FIDUCIARY FUND
NET ASSET VALUE PER SHARE:
  Beginning of period.............................  $ 30.23    $ 30.15    $ 30.15    $ 30.15
  End of period...................................  $ 35.54    $ 35.35    $ 35.40    $ 35.35
TOTAL RETURN@                                         22.71%     22.38%     22.55%     22.38%
DISTRIBUTIONS PER SHARE:
  From net realized gains on investments..........  $  1.21    $  1.21    $  1.21    $  1.21
FORTIS GROWTH FUND
NET ASSET VALUE PER SHARE:
  Beginning of period.............................  $ 26.25    $ 25.85    $ 25.85    $ 25.85
  End of period...................................  $ 32.66    $ 32.48    $ 32.49    $ 32.49
TOTAL RETURN@                                         26.92%     28.17%     28.21%     28.21%
DISTRIBUTIONS PER SHARE:
  From net realized gains on investments..........  $ 0.495    $ 0.495    $ 0.495    $ 0.495
FORTIS ADVANTAGE CAPITAL APPRECIATION PORTFOLIO**
NET ASSET VALUE PER SHARE:
  Beginning of period.............................  $ 23.05    $ 22.45    $ 22.45    $ 22.45
  End of period...................................  $ 30.67    $ 30.57    $ 30.58    $ 30.58
TOTAL RETURN@                                         33.06%     36.17%     36.21%     36.21%
DISTRIBUTIONS PER SHARE:
  From net investment income......................       --         --         --         --
  From net realized gains on investments..........       --         --         --         --


  *  Period from November 14,  1994 (initial offering of  shares) to August 31,
    1995.
 ** Ten-month period ended August 31, 1995.
 @ These are the fund's total returns during the period, including reinvestment of all dividend and capital gains distributions, without adjustments for sales charges.

HOW TO USE THIS REPORT

For a quick overview of the fund's performance during the past year, refer to the Highlights box. The letter from the portfolio manager and president provides a more detailed analysis of the fund and financial markets.

The charts alongside the letter are useful because they provide more information about your investments. The top holdings chart shows the types of securities in which the fund invests, and the pie chart shows a breakdown of the fund's assets by sector. The portfolio changes show the investment decisions your fund manager has made over the period in response to changing market conditions.

The performance chart graphically compares the funds' total return performance with a selected investment index. Remember, however, that an index may reflect the performance of securities the fund may not hold. Also, the index does not deduct sales charges, investment advisory fees and other fund expenses, whereas your fund does. Individuals cannot buy an unmanaged index fund without incurring some charges and expenses. Sales charges pay for your investment representative's advice.

This report is just one of several tools you can use to learn more about your investment in the Fortis Family of Mutual Funds. Your investment representative, who understands your personal financial situation, can best explain the features of your investment and how it's designed to help you meet your financial goals.

            [PHOTO]                           [PHOTO]                           [PHOTO]

"I want to spend time enjoying    "I still can't believe it. I was  "Life has shown me just how much
my family and building my         going to put that money in the    lies ahead for these
career--not managing my           bank. When my registered          grandchildren of ours. It's good
investments. With the Asset       representative told me I should   to know that we'll be able to
Allocation Portfolio, I can do    invest it in the Fortis Capital   help them along the way because
the things that are important     Fund, I just laughed. I'm glad I  our investment in the Fortis
today knowing that my money is    took his advice."                 Fiduciary Fund is working to
hard at work for tomorrow."                                         help provide for our
                                                                    tomorrows...and theirs."

            [PHOTO]                           [PHOTO]

"The thought of putting four      "The entrepreneurial spirit
kids through college in 10 years  still thrives in America. For
is more than a little             people willing to work hard and
overwhelming. But our investment  take some risks, opportunities
in the Fortis Growth Fund gives   are unlimited. Young, growing
us the opportunity to put our     companies are bringing new
money to work today so that all   products and new ideas to the
of us can look forward to         marketplace every day. The
tomorrow."                        Capital Appreciation Portfolio
                                  lets us invest in these
                                  companies."

FORTIS ADVANTAGE
ASSET ALLOCATION PORTFOLIO
TOP HOLDINGS AS OF 8/31/95

                                                                   Percent of
Stocks                                                             Net Assets
-----------------------------------------------------------------------------
 1.  Applied Materials                                                  1.8%
 2.  3Com Corp.                                                         1.7%
 3.  Green Tree Financial                                               1.7%
 4.  Microsoft Corp.                                                    1.6%
 5.  CUC International, Inc.                                            1.5%

Bonds
-----------------------------------------------------------------------------
 1.  U.S. Treasury Bond (8.125%) 2021                                   4.4%
 2.  FNMA (7.00%) 2025                                                  2.3%
 3.  Dean Witter Discover (6.75%) 2000                                  2.2%
 4.  GNMA (9.00%) 2023                                                  2.0%
 5.  U.S. Treasury Bond (7.625%) 2025                                   1.9%

PORTFOLIO CHANGES FOR THE TEN-MONTH PERIOD ENDED 8/31/95

STOCK ADDITIONS:
Ceridian Corp.
Computer Associates International, Inc.
Disney (Walt) Co.

STOCK ELIMINATIONS:
ALC Communications Corp.
Brinker International, Inc.
Grupo Televisa, S.A. de C.V. ADR
Lotus Development Corp.
Telefonos de Mexico, S.A. de C.V. ADR
Telephone & Data Systems, Inc.
Toys 'R' Us, Inc.
Viacom, Inc. Non-Voting Class B
DEAR SHAREHOLDER:

We're pleased to present the annual report for the Fortis Advantage Asset Allocation Portfolio, Capital Fund, Fiduciary Fund, Growth Fund and Advantage Capital Appreciation Portfolio for the period ended August 31, 1995.

MARKET REVIEW AND OUTLOOK

The stock market moved sharply higher for most of the fiscal year of the funds discussed in this report. The major factors behind this gain have been relatively low and declining inflation, stable to lower interest rates and surprisingly strong corporate profits. Another positive influence has been the perception of a sincere and potentially successful effort to address our budget and trade deficits, as well as our income tax structure. Also, a supporting factor may have been the growing understanding that U.S. corporations have become the world's lowest cost producers and technological leaders in many, if not most, industries.

Looking ahead, these forces are still in place, with one exception. As economic activity slows, it will be difficult to FORTIS ADVANTAGE
ASSET ALLOCATION PORTFOLIO
ALLOCATION AS OF 8/31/95

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Equity Investments                     44.8%
Long-Term Debt Securities              50.0%
Cash
Equivalents/Receivables                 5.2%
                                      100.0%

maintain the recent pace of corporate profit growth. This could impede the progress of the stock market unless it gets some reassurance in the form of lower interest rates. With only moderate growth of the economy and very low rates of inflation, our view is that interest rates should stay at their recent low levels or go somewhat lower. Nevertheless, it will be incumbent on us as portfolio managers to make certain that the companies we select can keep growing earnings at expected rates throughout the period ahead.

FORTIS ADVANTAGE
ASSET ALLOCATION PORTFOLIO
CLASS B, C AND H TOTAL RETURNS

                                           Without    With
                                            CDSC     CDSC++
------------------------------------------------------------
Class B shares+                            +19.00 %  +15.40 %
Class C shares+                            +18.64 %  +17.64 %
Class H shares+                            +18.86 %  +15.26 %

Past performance is not indicative of future performance. Total returns include investment of all dividend and capital gains distributions. The performance of the separate classes (A, B, C, and H) will vary based on the differences in sales loads and distribution fees paid by shareholders investing in the different classes. Class A has a maximum sales charge of 4.50%, Class B and H have a CDSC of 4.00% (with a waiver of 10% of the amount invested) if redeemed within two years of purchase, and Class C has a CDSC of 1.00% if redeemed within one year of purchase
 + Since November 14, 1994--Date shares were first offered to the public
++ Assumes redemption on August 31, 1995.

FORTIS ADVANTAGE
ASSET ALLOCATION PORTFOLIO CLASS A

Value of $10,000 invested January 4, 1988

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                                                   FORTIS ASSET
                                                                    ALLOCATION
                           LEHMAN BROTHERS                          PORTFOLIO
                              Aggregate Bond
                                      Index#          S&P 500##            Class A
01/04/88                              10,000             10,000              9,550
88                                    10,470             10,868              9,579
89                                    11,853             15,109             11,916
90                                    12,710             14,356             11,595
91                                    14,569             18,216             14,116
92                                    16,533             19,663             15,784
93                                    18,348             22,640             17,572
94                                    18,070             23,875             18,230
95                                    20,131             28,994             21,723
FORTIS ADVANTAGE ASSET
ALLOCATION PORTFOLIO
AVERAGE ANNUAL TOTAL
RETURN
                                                                             SINCE
                                      1 YEAR             5 YEAR   JANUARY 4, 1988@
CLASS A*                              13.80%             12.34%             10.66%
CLASS A**                             19.16%             13.38%             11.33%

                       Annual period ended August 31
Past performance is not indicative of future performance. Investment return and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost.
  * SEC defined total returns, including reinvestment of all dividend and capital gains distributions and the reduction due to the maximum sales charge of 4.50%.
 ** These are the portfolios total returns during the period, including reinvestment of all dividend and capital gains distributions without adjustment for sales charge.
 # An unmanaged index of government, corporate, and mortgage-backed securities with an average maturity of approximately nine years.
## This is an unmanaged index of 500 common stocks.
 @ Date shares were first offered to the public.

PORTFOLIO STRATEGIES

FORTIS ADVANTAGE ASSET ALLOCATION PORTFOLIO invests its assets among stocks, bonds and cash equivalents in a proportion determined by Fortis fixed income and equity managers based on their judgment of expected returns from these asset classes. The fund produced a total return of 18.3 percent (Class A shares without sales charge) for the ten-month period ended August 31, 1995. During the year, the asset mix ranged between 40 percent equities and 60 percent bonds. Currently it is evenly divided between the two categories at 50/50. Early in the year, the fund benefited from a move into municipal bonds, which have been eliminated, and a commitment of roughly 20 percent of the fixed income component in high yield bonds. More recently, we have reduced our exposure to lower-rated corporate securities as the economy weakened. We also extended the duration of the fixed income portion of the portfolio from 4.75 years to 5.2 years, primarily by increasing the holdings of long-term Treasury bonds. The overall portfolio benefited, as well, from the strength of the stock market in general and from our growth stock holdings in particular.

FORTIS CAPITAL FUND holdings consist of large-size companies that are growing their revenues and earnings at well

FORTIS CAPITAL FUND
TOP TEN HOLDINGS AS OF 8/31/95

                                                                       Percent
                                                                            of
                                                                           Net
Stocks                                                                  Assets
------------------------------------------------------------------------------
 1.   Silicon Graphics, Inc.                                              5.0%
 2.   Oracle Corp.                                                        4.6%
 3.   Mattel, Inc.                                                        4.3%
 4.   Motorola, Inc.                                                      4.1%
 5.   Microsoft Corp.                                                     3.4%
 6.   Applied Materials, Inc.                                             3.1%
 7.   Green Tree Financial Corp.                                          2.6%
 8.   General Instrument Corp.                                            2.5%
 9.   CUC International, Inc.                                             2.5%
10.   Worldcom, Inc.                                                      2.5%
      Note: Excludes holdings in U.S. Government Securities representing 8.5%
      of net assets.

PORTFOLIO CHANGES FOR THE
YEAR ENDED 8/31/95

ADDITIONS:
Ceridian Corp.
Computer Associates International, Inc.
Disney, Walt Co.
Tellabs, Inc.

ELIMINATIONS:
ALC Communications Corp.
Blockbuster Entertainment Corp.
Brinker International, Inc.
Grupo Televisa, S.A. de C.V. ADR
H & R Block, Inc.
Lotus Development Corp.
MCI Communications Corp.
Shaw Industries, Inc.
Telefonos de Mexico, S.A. de C.V. ADR
Telephone & Data Systems, Inc.
Toys 'R' Us, Inc.
WMX Technologies, Inc.

FORTIS CAPITAL FUND PORTFOLIO
COMPOSITION BY INDUSTRY AS OF 8/31/95

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Other                                  20.8%
Telecommunications                     14.4%
Retail-Miscellaneous                   10.0%
Computer-Software                       9.6%
U.S. Treasury Securities                8.5%
Cash
Equivalents/Receivables                 7.0%
Office Equipment and
Supplies                                6.9%
Business Services and
Supplies                                5.8%
Health Care Services                    4.9%
Finance Companies                       4.7%
Toys                                    4.3%
Electronic-Controls and
Equipment                               3.1%
                                      100.0%

FORTIS CAPITAL FUND
CLASS B, C AND H TOTAL RETURNS

                                           Without    With
                                            CDSC     CDSC++
------------------------------------------------------------
Class B shares+                            +20.74 %  +17.14 %
Class C shares+                            +20.68 %  +19.68 %
Class H shares+                            +20.74 %  +17.14 %

Past performance is not indicative of future performance. Total returns include investment of all dividend and capital gains distributions. The performance of the separate classes (A, B, C, and H) will vary based on the differences in sales loads and distribution fees paid by shareholders investing in the different classes. Class A has a maximum sales charge of 4.75%, Class B and H have a CDSC of 4.00% (with a waiver of 10% of the amount invested) if redeemed within two years of purchase, and Class C has a CDSC of 1.00% if redeemed within one year of purchase.
 + Since November 14, 1994--Date shares were first offered to the public
++ Assumes redemption on August 31, 1995.

FORTIS CAPITAL FUND CLASS A

Value of $10,000 invested September 1, 1970

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                               FORTIS CAPITAL
                              S&P 500***            FUND
09/01/70                              10,000              9,525
71                                    12,550             12,588
72                                    14,499             14,746
73                                    14,016             13,202
74                                    10,096             10,003
75                                    12,732             11,598
76                                    15,678             13,462
77                                    15,398             12,934
78                                    17,321             16,381
79                                    19,334             18,105
80                                    22,839             25,802
81                                    24,046             29,122
82                                    24,842             34,486
83                                    35,742             53,449
84                                    37,955             51,657
85                                    45,014             59,641
86                                    62,521             85,598
87                                    84,113            108,876
88                                    69,174             83,916
89                                    96,164            120,715
90                                    91,374            113,664
91                                   115,939            145,994
92                                   125,148            161,707
93                                   144,098            174,451
94                                   151,954            192,866
95                                   184,535            234,322
FORTIS CAPITAL FUND
AVERAGE ANNUAL TOTAL
RETURN
                                      1 YEAR             5 YEAR            10 YEAR           25 YEARS
CLASS A*                             +15.72%            +14.45%            +14.11%            +13.45%
CLASS A**                            +21.49%            +15.57%            +14.66%            +13.67%

                       Annual period ended August 31
Past performance is not indicative of future performance. Investment return and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost.
  * SEC defined total returns, including reinvestment of all dividend and capital gains distributions and the reduction due to the maximum sales charge of 4.75%.
 ** These are the portfolios total returns during the period, including reinvestment of all dividend and capital gains distributions without adjustment for sales charge.
*** An unmanaged index of 500 common stocks.

above the average rate for U.S. corporations. Early in the markets' upward move, some of the companies benefited from their relatively large exposure to foreign markets and the doubly positive impact of weakness in the U.S. dollar. Later, leadership in the portfolio was assumed by stocks of financially related companies that were benefiting from declining interest rates. Finally, the most significant contribution came from the relatively large portion devoted to technology stocks. For the fiscal year ended August 31, 1995, the fund was up
21.5 percent (Class A shares without sales charge), which compares with the S&P 500 total return of 21.4 percent.

FORTIS FIDUCIARY FUND
TOP TEN HOLDINGS AS OF 8/31/95

                                                                      Percent of
Stocks                                                                Net Assets
--------------------------------------------------------------------------------
 1.   Silicon Graphics, Inc.                                                4.4%
 2.   Motorola, Inc.                                                        4.3%
 3.   Oracle Corp.                                                          4.2%
 4.   Mattel, Inc.                                                          4.1%
 5.   Microsoft Corp.                                                       3.5%
 6.   Applied Materials, Inc.                                               2.7%
 7.   Worldcom, Inc.                                                        2.6%
 8.   General Instrument Corp.                                              2.4%
 9.   Sterling Software, Inc.                                               2.4%
10.   Green Tree Financial Corp.                                            2.3%

PORTFOLIO CHANGES FOR THE YEAR ENDED 8/31/95

ADDITIONS:
Ceridian Corp.
Compaq Computer Corp.
Computer Associates International, Inc.
Disney (Walt) Co.
EMC Corp.
Harrah's Entertainment, Inc.
Tellabs, Inc.

ELIMINATIONS:
ALC Communications Corp.
Blockbuster Entertainment Corp.
Brinker International, Inc.
Grupo Televisa, S.A. de C.V. ADR
Lotus Development Corp.
Telephone & Data Systems, Inc.
Toys 'R' Us, Inc.
Value Health, Inc.

FORTIS FIDUCIARY FUND invests in growth companies along the spectrum from midsize to large companies. It represents a risk level that is between Fortis' Capital and Growth Funds, but has actually been managed toward the less aggressive end of that range. In the fiscal year ended August 31, 1995, the Fiduciary Fund was up 22.7 percent (Class A shares without sales charge). Its technology exposure has been in the high 30s in terms of a percent of the portfolio and has been concentrated in the larger companies in that group. Performance also has benefited from selected holdings in financial services, health care and telecommunications.

FORTIS FIDUCIARY FUND PORTFOLIO COMPOSITION BY INDUSTRY AS OF 8/31/95

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Other                                  16.0%
Cash
Equivalents/Receivables                15.5%
Telecommunications                     14.2%
Computer-Software                      12.4%
Office Equipment and
Supplies                                9.5%
Retail-Miscellaneous                    9.2%
Business Services and
Supplies                                5.6%
Finance Companies                       4.4%
Toys                                    4.1%
Health Care Services                    3.8%
Electronic-Controls and
Equipment                               2.7%
Telephone Services                      2.6%
                                      100.0%

FORTIS FIDUCIARY FUND
CLASS B, C AND H TOTAL RETURNS

                                           Without    With
                                            CDSC     CDSC++
------------------------------------------------------------
Class B shares+                            +22.38 %  +18.78 %
Class C shares+                            +22.55 %  +21.55 %
Class H shares+                            +22.38 %  +18.78 %

Past performance is not indicative of future performance. Total returns include investment of all dividend and capital gains distributions. The performance of the separate classes (A, B, C, and H) will vary based on the differences in sales loads and distribution fees paid by shareholders investing in the different classes. Class A has a maximum sales charge of 4.75%, Class B and H have a CDSC of 4.00% (with a waiver of 10% of the amount invested) if redeemed within two years of purchase, and Class C has a CDSC of 1.00% if redeemed within one year of purchase.
 + Since November 14, 1994--Date shares were first offered to the public
++ Assumes redemption on August 31, 1995.

FORTIS FIDUCIARY FUND CLASS A

Value of $10,000 invested January 2, 1982

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                              FORTIS FIDUCIARY
                              S&P 500***            FUND
1/2/82                                10,000              9,525
82                                    10,165             10,328
83                                    14,625             16,236
84                                    15,530             16,073
85                                    18,418             19,081
86                                    25,582             28,211
87                                    34,417             35,819
88                                    28,304             27,359
89                                    39,348             39,138
90                                    37,388             36,786
91                                    47,439             47,291
92                                    51,208             52,151
93                                    58,961             57,667
94                                    62,176             63,529
95                                    75,507             77,956
FORTIS FIDUCIARY FUND
AVERAGE ANNUAL TOTAL
RETURN
                                                                                                SINCE
                                      1 YEAR             5 YEAR            10 YEAR          INCEPTION
Class A*                              16.88%             15.08%             14.55%             16.22%
Class A**                             22.71%             16.21%             15.11%             16.63%

                       Annual period ended August 31
Past performance is not indicative of future performance. Investment return and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost.
  * SEC defined total returns, including reinvestment of all dividend and capital gains distributions and the reduction due to the maximum sales charge of 4.75%.
 ** These are the portfolios total returns during the period, including reinvestment of all dividend and capital gains distributions without adjustment for sales charge.
*** An unmanaged index of 500 common stocks.

FORTIS GROWTH FUND
TOP TEN HOLDINGS AS OF 8/31/95

                                                                      Percent of
Stocks                                                                Net Assets
--------------------------------------------------------------------------------
 1.   3Com Corp.                                                            5.5%
 2.   Tellabs, Inc.                                                         5.0%
 3.   Oracle Corp.                                                          4.6%
 4.   Cisco Systems, Inc.                                                   4.4%
 5.   Informix Corp.                                                        3.9%
 6.   Microsoft Corp.                                                       3.7%
 7.   DSC Communications Corp.                                              2.9%
 8.   Lone Star Steakhouse & Saloon, Inc.                                   2.6%
 9.   Micron Technology, Inc.                                               2.4%
10.   Office Depot, Inc.                                                    2.3%

PORTFOLIO CHANGES FOR THE YEAR ENDED 8/31/95

ADDITIONS:
ADC Telecommunications, Inc.
America Online, Inc.
Applied Materials, Inc.
Biogen, Inc.
Cypress Semiconductor Corp.
EMC Corp.
HBO & Co.
Harrah's Entertainment, Inc.
Lowe's Companies, Inc.
Medaphis Corp.
Micron Technology, Inc.
Mobile Telecommunications Technologies Corp.
Motorola, Inc.
Nokia Corp. ADR
Oxford Health Plans, Inc.
Paging Network, Inc.
Petroleum Geo Services A/S ADS
Qualcomm, Inc.
Sensormatic Electronics Corp.
Staples, Inc.
Tommy Hilfiger Corp.
Vencor, Inc.
Worldcom, Inc.

ELIMINATIONS:
Acclaim Entertainment, Inc.
ALZA Corp. Class A
Brinker International, Inc.
Buffets, Inc.
Compuware Corp.
Cracker Barrel Old Country Store, Inc.
Grupo Televisa, S.A. de C.V. ADR
International Game Technology
Landmark Graphics Corp.
Newbridge Networks Corp.
Price/Costco, Inc.
Quantum Health Resources, Inc.
Sybase, Inc.
Value Health, Inc.
Wellfleet Communications, Inc.

FORTIS GROWTH FUND
CLASS B, C AND H TOTAL RETURNS

                                           Without    With
                                            CDSC     CDSC++
------------------------------------------------------------
Class B shares+                            +28.17 %  +24.57 %
Class C shares+                            +28.21 %  +27.21 %
Class H shares+                            +28.21 %  +24.61 %

Past performance is not indicative of future performance. Total returns include investment of all dividend and capital gains distributions. The performance of the separate classes (A, B, C, and H) will vary based on the differences in sales loads and distribution fees paid by shareholders investing in the different classes. Class A has a maximum sales charge of 4.75%, Class B and H have a CDSC of 4.00% (with a waiver of 10% of the amount invested) if redeemed within two years of purchase, and Class C has a CDSC of 1.00% if redeemed within one year of purchase.
 + Since November 14, 1994--Date shares were first offered to the public
++ Assumes redemption on August 31, 1995.

FORTIS GROWTH FUND PORTFOLIO
COMPOSITION BY INDUSTRY AS OF 8/31/95

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Telecommunications                     20.5%
Computer-Software                      17.8%
Other                                  11.6%
Cash
Equivalents/Receivables                11.4%
Retail-Miscellaneous                    7.3%
Electronic-Controls and
Equipment                               6.4%
Electronic-Semiconductor
and Capacitor                           5.4%
Health Care Services                    4.6%
Telephone Services                      4.9%
Restaurants and
Franchising                             3.9%
Finance Companies                       3.5%
Electronic-Communication
Security                                2.7%
                                      100.0%

FORTIS GROWTH FUND invests primarily in medium-size companies that are growing their revenues and earnings at significantly above average rates. The 26.9 percent (Class A shares without a sales charge) return for the year ended August 31, 1995, can be mainly attributed to the sizeable holding of technology stocks. Approximately half of the portfolio is diversified across a wide range of technology-based businesses. Their common denominator is that they are benefiting from U.S. corporations looking to improve productivity, as well as compete more effectively in highly competitive global markets. More recently, consumer markets have begun to grow rapidly as individuals seek to moderate the complexity of modern life. We believe these trends are secular and not just cyclical in nature, a condition that will be evidenced worldwide over time.

FORTIS ADVANTAGE CAPITAL APPRECIATION PORTFOLIO invests in smaller companies that are growing at very high rates; specifically, at least 25 percent to 30 percent annually in both revenues and earnings. By definition, these companies are in businesses that are experiencing rapid unit growth. Typically they are leaders in their industries or industry niches because of the proprietary nature of their products or services and/or

FORTIS GROWTH FUND CLASS A

Value of $10,000 invested March 31, 1963

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                              S&P 500***     FORTIS GROWTH FUND
Apr-63                                10,000              9,525
63                                    11,040             10,099
64                                    12,856             10,931
65                                    14,121             13,119
66                                    12,907             14,479
67                                    16,213             22,377
68                                    17,667             26,486
69                                    17,607             23,742
70                                    15,601             18,352
71                                    19,578             25,413
72                                    22,619             30,209
73                                    21,866             24,494
74                                    15,750             18,759
75                                    19,863             23,097
76                                    24,459             26,701
77                                    24,022             28,161
78                                    27,021             41,128
79                                    30,162             48,772
80                                    35,630             70,320
81                                    37,512             84,142
82                                    38,755             95,822
83                                    55,759            150,914
84                                    59,211            144,130
85                                    70,223            161,092
86                                    97,536            234,978
87                                   131,220            302,503
88                                   107,914            220,640
89                                   150,021            336,834
90                                   142,548            311,778
91                                   180,870            441,372
92                                   195,238            462,216
93                                   224,800            567,067
94                                   237,057            545,679
95                                   287,884            692,573
FORTIS GROWTH FUND
AVERAGE ANNUAL TOTAL
RETURN
                                                                                                SINCE
                                      1 YEAR             5 YEAR            10 YEAR          INCEPTION
CLASS A*                              20.89%             16.17%             15.14%             13.96%
CLASS A**                             26.92%             17.31%             15.70%             14.13%

                       Annual period ended August 31
Past performance is not indicative of future performance. Investment return and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost.
  * SEC defined total returns, including reinvestment of all dividend and capital gains distributions and the reduction due to the maximum sales charge of 4.75%.
 ** These are the portfolios total returns during the period, including reinvestment of all dividend and capital gains distributions without adjustment for sales charge.
*** An unmanaged index of 500 common stocks.

FORTIS ADVANTAGE
CAPITAL APPRECIATION PORTFOLIO
TOP TEN HOLDINGS AS OF 8/31/95

                                                                     Percent of
                                                                     Net Assets
-------------------------------------------------------------------------------
 1.   Xilinx, Inc.                                                        4.5%
 2.   Input/Output, Inc.                                                  4.0%
 3.   Lone Star Steakhouse & Saloon, Inc.                                 3.5%
 4.   Acxiom Corp.                                                        3.4%
 5.   Informix Corp.                                                      3.1%
 6.   Ultratech Stepper, Inc.                                             2.9%
 7.   Cisco Systems, Inc.                                                 2.7%
 8.   Micro Warehouse, Inc.                                               2.5%
 9.   LCI International, Inc.                                             2.3%
10.   Applebees International, Inc.                                       2.1%

PORTFOLIO CHANGES FOR THE TEN-MONTH PERIOD ENDED 8/31/95

ADDITIONS:
ADC Telecommunications, Inc.
Alliance Semiconductor Corp.
American Oncology Resources, Inc.
Cerner Corp.
Cheesecake Factory, Inc.
FSI International, Inc.
FTP Software, Inc.
Franklin Electronic Publishers, Inc.
Hollywood Entertainment Corp.
Indigo NV
Integrated Device Technology, Inc.
Integrated Silicon Solutions, Inc.
Legato Systems, Inc.
Macromedia, Inc.
Medaphis Corp.
Medic Computer Systems, Inc.
Medpartners, Inc.
MIDCOM Communications, Inc.
Network General Corp.
Omnicare, Inc.
Papa John's International, Inc.
Paradigm Technology, Inc.
Steris Corp.
Summit Medical Systems, Inc.
Sunglass Hut International, Inc.
System Software Associates, Inc.
Trimble Navigation Limited

ELIMINATIONS:
Centocor, Inc.
Cygne Designs, Inc.
DOVatron International, Inc.
ECI Telecom Ltd.
Franklin Quest Co.
Mid Atlantic Medical Services, Inc.
Newbridge Networks Corp.
Powersoft Corp.
Resound Corp.
Rio Hotel & Casino, Inc.
Silver King Communications, Inc.
Starbucks Corp.
Stein Mart, Inc.
Sybase, Inc.
Wall Data

FORTIS ADVANTAGE
CAPITAL APPRECIATION PORTFOLIO
CLASS B, C AND H TOTAL RETURNS

                                           Without    With
                                            CDSC     CDSC++
------------------------------------------------------------
Class B shares+                            +36.17 %  +32.57 %
Class C shares+                            +36.21 %  +35.21 %
Class H shares+                            +36.21 %  +32.61 %

Past performance is not indicative of future performance. Total returns include investment of all dividend and capital gains distributions. The performance of the separate classes (A, B, C, and H) will vary based on the differences in sales loads and distribution fees paid by shareholders investing in the different classes. Class A has a maximum sales charge of 4.50%, Class B and H have a CDSC of 4.00% (with a waiver of 10% of the amount invested) if redeemed within two years of purchase, and Class C has a CDSC of 1.00% if redeemed within one year of purchase.
 + Since November 14, 1994--Date shares were first offered to the public
++ Assumes redemption on August 31, 1995.

superior management skills, including an ability to anticipate change in their markets. The fund appreciated 33.1 percent (Class A shares without a sale charge) for the ten-month period ended August 31, 1995. Important contributors to that performance included a wide range of technology stocks, which accounted for roughly one-third of total holdings. Other contributors included selected holdings in the areas of retail, health care, telecommunications and energy services.

IN CLOSING
We'd like to point out that we're now combining the annual reports for the funds reviewed here (Fortis Stock Funds) as we continue in our efforts to provide convenient investment products and services. We appreciate your investment with us, and ask that you talk with your financial professional or us if you have any questions.

Sincerely,

/s/ DEAN C. KOPPERUD
Dean C. Kopperud
President

/s/  STEPHEN M. POLING
Stephen M. Poling
Vice President

September 25, 1995
FORTIS ADVANTAGE
CAPITAL APPRECIATION PORTFOLIO
COMPOSITION BY INDUSTRY AS OF 8/31/95

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Computer-Software                      17.7%
Other                                  15.5%
Retail-Miscellaneous                   12.4%
Electronic-Semiconductor
and Capacitor                          10.9%
Restaurants and
Franchising                             7.9%
Health Care Services                    7.1%
Cash
Equivalents/Receivables                 6.0%
Electronics-Controls and
Equipment                               5.8%
Business Services and
Supplies                                4.7%
Office Equipment and
Supplies                                4.1%
Telecommunications                      4.0%
Utilities-Telephone                     3.9%
                                      100.0%

FORTIS ADVANTAGE
CAPITAL APPRECIATION PORTFOLIO CLASS A

Value of $10,000 invested January 4, 1988

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                               FORTIS CAPITAL
                                                APPRECIATION
                              S&P 500***         PORTFOLIO
1/4/88                                10,000              9,550
88                                    10,868             10,400
89                                    15,109             14,892
90                                    14,356             14,367
91                                    18,216             18,683
92                                    19,663             18,734
93                                    22,640             25,481
94                                    23,875             23,792
95                                    28,994             33,381
FORTIS ADVANTAGE CAPITAL
APPRECIATION PORTFOLIO
AVERAGE ANNUAL TOTAL
RETURN
                                                                             SINCE
                                      1 YEAR             5 YEAR   JANUARY 4, 1988@
CLASS A*                              33.99%             17.28%             17.05%
CLASS A**                             40.30%             18.37%             17.75%

                       Annual period ended August 31
Past performance is not indicative of future performance. Investment return and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost.
  * SEC defined total returns, including reinvestment of all dividend and capital gains distributions and the reduction due to the maximum sales charge of 4.50%.
 ** These are the portfolios total returns during the period, including reinvestment of all dividend and capital gains distributions without adjustment for sales charge.
*** An unmanaged index of 500 common stocks.
 @ Date shares were first offered to the public.

FORTIS FINANCIAL GROUP'S OTHER PRODUCTS AND SERVICES

MUTUAL FUNDS/PORTFOLIOS

Fortis Advantage Portfolios, Inc.
ASSET ALLOCATION PORTFOLIO
CAPITAL APPRECIATION PORTFOLIO
GOVERNMENT TOTAL RETURN PORTFOLIO
HIGH YIELD PORTFOLIO

Fortis Capital Fund

Fortis Fiduciary Fund, Inc.

Fortis Global Growth Portfolio

Fortis Growth Fund, Inc.

Fortis Money Fund

Fortis Tax-Free Portfolios, Inc.
MINNESOTA PORTFOLIO
NATIONAL PORTFOLIO
NEW YORK PORTFOLIO

Fortis U.S. Government
Securities Fund

FIXED AND VARIABLE ANNUITIES

Fortis Opportunity Fixed
  & Variable Annuity
Masters Variable Annuity
FIXED ACCOUNT
MONEY MARKET
U.S. GOVERNMENT SECURITIES
DIVERSIFIED INCOME
GLOBAL BOND
HIGH YIELD
ASSET ALLOCATION
GLOBAL ASSET ALLOCATION
GROWTH & INCOME
GROWTH STOCK
GLOBAL GROWTH
INTERNATIONAL STOCK
AGGRESSIVE GROWTH

Fortune Fixed Annuities
SINGLE PREMIUM ANNUITY
FLEXIBLE PREMIUM ANNUITY

Income Annuities
GUARANTEED FOR LIFE
GUARANTEED FOR A SPECIFIC PERIOD

LIFE AND DISABILITY

WALL STREET SERIES VUL 220 & VUL 500

FIXED ACCOUNT
MONEY MARKET
U.S. GOVERNMENT SECURITIES
DIVERSIFIED INCOME
GLOBAL BOND
HIGH YIELD
ASSET ALLOCATION
GLOBAL ASSET ALLOCATION
GROWTH & INCOME
GROWTH STOCK
GLOBAL GROWTH
INTERNATIONAL STOCK
AGGRESSIVE GROWTH

Adaptable Life
Universal Life
Disability

FOR MORE COMPLETE INFORMATION, INCLUDING CHARGES AND EXPENSES, SEND FOR A PROSPECTUS. WRITE TO: FORTIS INVESTORS, INC., P.O. BOX 64284, ST. PAUL, MN 55164. READ IT CAREFULLY BEFORE INVESTING OR SENDING MONEY.

FORTIS ADVANTAGE ASSET ALLOCATION PORTFOLIO
Schedule of Investments
August 31, 1995

COMMON STOCKS-44.58%

--------------------------------------------------------------------------------
                                                                                          Market
  Shares                                                                    Cost (b)     Value (c)
-----------                                                                -----------  -----------
             BROADCASTING-0.56%
     34,000  News Corp., Ltd. ADR (The) (e)..............................  $   584,292  $   773,500
                                                                           -----------  -----------
             BUSINESS SERVICES AND SUPPLIES-3.99%
     30,400  First Data Corp. (e)........................................      988,244    1,774,600
     16,500  First Financial Management Corp.............................    1,129,338    1,487,062
     48,000  MBNA Corp...................................................    1,033,494    1,704,000
     27,950  Sensormatic Electronics Corp. (e)...........................      810,153      586,950
                                                                           -----------  -----------
                                                                             3,961,229    5,552,612
                                                                           -----------  -----------
             COMPUTER-HARDWARE-0.72%
     23,000  Ceridian Corp. (a)..........................................    1,042,562    1,006,250
                                                                           -----------  -----------
             COMPUTER-SOFTWARE-3.81%
     18,000  Computer Associates International, Inc......................      976,006    1,251,000
     23,600  Microsoft Corp. (a).........................................    1,005,434    2,183,000
     46,500  Oracle Corp. (a)............................................      344,821    1,865,812
                                                                           -----------  -----------
                                                                             2,326,261    5,299,812
                                                                           -----------  -----------
             ELECTRONIC-CONTROLS AND EQUIPMENT-1.76%
     23,500  Applied Materials, Inc. (a).................................      918,164    2,444,000
                                                                           -----------  -----------
             ELECTRONIC-SEMICONDUCTOR AND CAPACITOR-0.89%
     20,200  Intel Corp..................................................      384,951    1,239,775
                                                                           -----------  -----------
             FINANCE COMPANIES-3.40%
     10,500  Federal National Mortgage Association.......................      860,212    1,001,437
     24,100  Franklin Resources, Inc.....................................      283,777    1,325,500
     41,192  Green Tree Financial Corp...................................    1,036,226    2,399,434
                                                                           -----------  -----------
                                                                             2,180,215    4,726,371
                                                                           -----------  -----------
             HEALTH CARE SERVICES-2.68%
     25,000  Columbia/HCA Healthcare Corp................................      929,927    1,175,000
     12,500  PacifiCare Health Systems, Inc. Class B (a)(e)..............      594,808      715,625
     35,500  U.S. HealthCare, Inc........................................    1,074,317    1,136,000
     16,600  United Healthcare Corp......................................      504,429      701,350
                                                                           -----------  -----------
                                                                             3,103,481    3,727,975
                                                                           -----------  -----------
             HOTEL AND MOTEL-1.22%
     49,500  Mirage Resorts, Inc. (a)....................................    1,115,820    1,701,563
                                                                           -----------  -----------
             LEISURE TIME-AMUSEMENTS-0.67%
     16,500  Disney (Walt) Co............................................      910,134      926,063
                                                                           -----------  -----------
             MEDICAL SUPPLIES-0.81%
     12,000  Medtronic, Inc. (and rights)................................      293,844    1,132,500
                                                                           -----------  -----------

                                                                                          Market
  Shares                                                                    Cost (b)     Value (c)
-----------                                                                -----------  -----------
             MISCELLANEOUS-1.53%
     62,250  CUC International, Inc. (a).................................  $ 1,019,365  $ 2,124,281
                                                                           -----------  -----------
             OFFICE EQUIPMENT AND SUPPLIES-3.85%
     46,000  Silicon Graphics, Inc. (a)..................................      591,093    1,943,500
     40,000  Sterling Software, Inc. (a).................................      772,400    1,785,000
     26,100  Tandy Corp..................................................    1,182,405    1,621,463
                                                                           -----------  -----------
                                                                             2,545,898    5,349,963
                                                                           -----------  -----------
             PUBLISHING-0.69%
     15,700  Scholastic Corp. (a)(e).....................................      810,604      961,625
                                                                           -----------  -----------
             RETAIL-DEPARTMENT STORES-1.61%
     24,500  Kohl's Corp. (a)............................................      957,074    1,151,500
     44,000  Wal-Mart Stores, Inc........................................      991,910    1,083,500
                                                                           -----------  -----------
                                                                             1,948,984    2,235,000
                                                                           -----------  -----------
             RETAIL-MISCELLANEOUS-4.08%
     40,800  AutoZone, Inc. (a)(e).......................................      783,087    1,096,500
     19,200  Home Depot, Inc.............................................      222,400      765,600
     39,000  Lowe's Companies, Inc.......................................      791,743    1,296,750
     50,700  Office Depot, Inc. (a)......................................      477,429    1,578,038
     27,400  Pep Boys Manny Moe & Jack...................................      608,270      753,500
      5,300  Talbots (The), Inc..........................................      106,104      182,850
                                                                           -----------  -----------
                                                                             2,989,033    5,673,238
                                                                           -----------  -----------
             TELECOMMUNICATIONS-8.44%
     62,000  3Com Corp. (a)(e)...........................................      488,696    2,418,000
     27,900  Cisco Systems, Inc. (a).....................................      698,222    1,830,938
     94,400  Ericsson (L.M.) Telephone Co. Class B ADR...................    1,146,993    2,017,800
     46,400  General Instrument Corp. (a)(e).............................    1,278,464    1,693,600
     24,000  Motorola, Inc...............................................      578,050    1,794,000
     28,600  Nokia Corp. ADR.............................................      584,679    1,984,125
                                                                           -----------  -----------
                                                                             4,775,104   11,738,463
                                                                           -----------  -----------
             TELEPHONE SERVICES-1.46%
     60,508  Worldcom, Inc. (a)(e).......................................      657,407    2,038,363
                                                                           -----------  -----------
             TOYS-1.31%
     62,791  Mattel, Inc.................................................      694,622    1,820,939
                                                                           -----------  -----------
             UTILITIES-TELEPHONE-1.10%
     47,000  Air Touch Communications, Inc. (a)..........................    1,186,660    1,527,500
                                                                           -----------  -----------
             TOTAL COMMON STOCKS.........................................  $33,448,630  $61,999,793
                                                                           -----------  -----------
                                                                           -----------  -----------

PREFERRED STOCKS-0.25%

--------------------------------------------------------------------------------
                                                                                      Market
                                                                                      Value
  Shares                                                                   Cost (b)    (c)
-----------                                                                --------  --------
             BROADCASTING-0.25%
   17,000    News Corp., Ltd. (The) Preferred ADR (e)....................  $252,414  $344,250
                                                                           --------  --------

ASSET BACKED SECURITIES-5.45%

--------------------------------------------------------------------------------
                                                                            Standard
                                                                            & Poor's
 Principal                                                                   Rating                   Market
  Amount                                                                   (Unaudited)   Cost (b)   Value (c)
-----------                                                                -----------  ----------  ----------
             MANUFACTURED HOMES-2.54%
$1,000,000   Green Tree Financial Corp., 8.35% Ser 1994-7 Class A4
               3-15-2020.................................................    Aaa*       $ 998,750   $1,058,694
 2,500,000   Oakwood Mtg Investors, Inc., 7.10% Ser 1995-A Cl A3
               9-15-2020.................................................    AAA        2,497,656   2,475,002
                                                                                        ----------  ----------
                                                                                        3,496,406   3,533,696
                                                                                        ----------  ----------
             MISCELLANEOUS-2.17%
 1,500,000   Green Tree Financial Corp., 7.65% Ser 1994-1 Class A5 Sr Sub
               Pass Thru Certificate 4-15-2019...........................    Aa2*       1,494,141   1,526,610
 1,485,179   Vanderbilt Mtg & Finance, Inc., 7.00% Ser 1994-A Cl A1 Mfg
               Housing Contract 7-10-2019................................    AA         1,484,250   1,498,039
                                                                                        ----------  ----------
                                                                                        2,978,391   3,024,649
                                                                                        ----------  ----------
             MULTI-FAMILY LOANS-0.74%
 1,000,000   DLJ Mtg Acceptance Corp., 8.80% Ser 1993-12 Cl B1
               Multifamily Mtg Pass Thru Certificate 9-18-2003...........    NR*          982,500   1,022,393
                                                                                        ----------  ----------
             TOTAL ASSET BACKED SECURITIES...............................               $7,457,297  $7,580,738
                                                                                        ----------  ----------
                                                                                        ----------  ----------

CORPORATE BONDS-INVESTMENT GRADE-11.00%

--------------------------------------------------------------------------------
                                                                            Standard
                                                                            & Poor's
 Principal                                                                   Rating                    Market
  Amount                                                                   (Unaudited)   Cost (b)     Value (c)
-----------                                                                -----------  -----------  -----------
             BANKS-3.24%
$2,000,000   Advanta National Bank, Inc., 6.71% 9-30-1999................    BBB        $2,000,000   $2,000,600
 2,500,000   Capital One MTN, 6.83% 8-16-1999............................    BBB-        2,500,000    2,508,822
                                                                                        -----------  -----------
                                                                                         4,500,000    4,509,422
                                                                                        -----------  -----------
             BROKERAGE AND INVESTMENT-3.97%
 2,500,000   Bear Stearns & Co., 6.75% 8-15-2000 (e).....................    A           2,484,136    2,499,595
 3,000,000   Dean Witter Discover, 6.75% 8-15-2000.......................    A           2,988,690    3,021,990
                                                                                        -----------  -----------
                                                                                         5,472,826    5,521,585
                                                                                        -----------  -----------
             CHEMICALS-0.54%
   750,000   Methanex Corp., 7.40% Note 8-15-2002........................    BBB+          746,403      747,187
                                                                                        -----------  -----------
             FOREIGN-GOVERNMENT-1.49%
 2,000,000   Hydro-Quebec, 8.00% Deb 2-1-2013............................    A+          1,953,780    2,072,638
                                                                                        -----------  -----------
             FOREST PRODUCTS-0.47%
   600,000   Georgia-Pacific Corp., 9.625% Deb 3-15-2022.................    BBB-          616,932      654,049
                                                                                        -----------  -----------
             MEDIA-0.89%
   600,000   News America Holdings, Inc., 10.125% Sr Note 10-15-2012.....    BBB-          600,000      685,018
   500,000   News America Holdings, Inc., 8.875% Sr Note 4-26-2023.......    BBB-          495,800      551,433
                                                                                        -----------  -----------
                                                                                         1,095,800    1,236,451
                                                                                        -----------  -----------
             MISCELLANEOUS-0.40%
   500,000   New York (City of), 10.00% General Obligation Taxable Bond
               Fiscal 1991 Ser D 8-1-2005................................    BBB+          471,628      561,099
                                                                                        -----------  -----------
             TOTAL CORPORATE BONDS - INVESTMENT GRADE....................               14,857,369   15,302,431
                                                                                        -----------  -----------
             TOTAL ASSET BACKED & INVESTMENT GRADE CORP. DEBT
               SECURITIES................................................               $22,314,666  $22,883,169
                                                                                        -----------  -----------
                                                                                        -----------  -----------

CORPORATE BONDS-NON-INVESTMENT GRADE-9.86%

--------------------------------------------------------------------------------
                                                                            Standard
                                                                            & Poor's
 Principal                                                                   Rating                    Market
  Amount                                                                   (Unaudited)   Cost (b)     Value (c)
-----------                                                                -----------  -----------  -----------
             BROADCASTING-0.36%
$  500,000   Sinclair Broadcasting, 10.00% Sr Sub Note 9-30-2005 (e).....    B+         $  500,000   $  502,500
                                                                                        -----------  -----------

FORTIS ADVANTAGE ASSET ALLOCATION PORTFOLIO
Schedule of Investments
August 31, 1995

CORPORATE BONDS-CONTINUED
--------------------------------------------------------------------------------

                                                                            Standard
                                                                            & Poor's
 Principal                                                                   Rating                    Market
  Amount                                                                   (Unaudited)   Cost (b)     Value (c)
-----------                                                                -----------  -----------  -----------
             BUILDING MATERIALS-0.96%
$  500,000   Associated Materials, Inc., 11.50% Sr Sub Note 8-15-2003....    B-         $  462,500   $  430,000
   500,000   Essex Group, 10.00% Sr Note 5-1-2003........................    B+            503,125      486,875
   500,000   Wickes Lumber Co., 11.625% Sr Sub Note 12-15-2003 (e).......    B-            502,500      421,250
                                                                                        -----------  -----------
                                                                                         1,468,125    1,338,125
                                                                                        -----------  -----------
             CHEMICALS-1.17%
   500,000   Arcadian Partners L.P., 10.75% Sr Note Ser B 5-1-2005.......    BB-           493,304      522,500
   900,000   Indspec Chemical Corp., 11.50% Sr Sub Disc Note Ser B
               12-1-2003 (Zero coupon until 12-1-1998)...................    B-            563,753      585,000
   500,000   NL Industries, Inc., 11.75% Sr Secured Note 10-15-2003......    B             475,000      525,000
                                                                                        -----------  -----------
                                                                                         1,532,057    1,632,500
                                                                                        -----------  -----------
             CONSUMER GOODS-0.32%
   500,000   Plastic Specialty & Technologies, Inc., 11.25% Sr Secured
               Note 12-1-2003............................................    B-            443,125      451,250
                                                                                        -----------  -----------
             CONTAINERS AND PACKAGING-0.73%
   500,000   Domtar, Inc., 11.25% Sinking Fund Deb 9-15-2017.............    BB-           485,000      530,000
   500,000   Mail-Well Corp., 10.50% Sr Sub Note 2-15-2004...............    B-            443,750      482,500
                                                                                        -----------  -----------
                                                                                           928,750    1,012,500
                                                                                        -----------  -----------
             ENERGY-0.33%
   432,916   Midland Cogeneration Venture, L.P., 10.33% MidlandFunding Sr
               Secured Lease Obligation Bond Ser C 7-23-2002.............    BB-           429,669      447,376
                                                                                        -----------  -----------
             FOOD-GROCERY, MISCELLANEOUS-0.70%
   500,000   Envirodyne Industries, 12.00% First Priority SeniorSecured
               Note 6-15-2000 (f)........................................    NR            500,000      495,000
   500,000   Specialty Foods Corp., 10.25% Sr Note Ser B 8-15-2001.......    B             482,500      483,750
                                                                                        -----------  -----------
                                                                                           982,500      978,750
                                                                                        -----------  -----------
             LEISURE TIME-AMUSEMENTS-0.65%
   500,000   Bally's Park Place, 9.25% First Mtg Bond 3-15-2004..........    BB            472,514      470,000
   500,000   G B Property Funding, 10.875% First Mtg Bond 1-15-2004......    B+            435,000      435,000
                                                                                        -----------  -----------
                                                                                           907,514      905,000
                                                                                        -----------  -----------
             MACHINERY-0.63%
   500,000   Spreckels Industries, Inc., 11.50% Sr Secured Note
               9-1-2000..................................................    B             485,625      495,000
   500,000   Terex Corp., 13.75% Sr Secured Note 5-15-2002 (and rights)
               (e)(f)....................................................    B             490,000      387,500
                                                                                        -----------  -----------
                                                                                           975,625      882,500
                                                                                        -----------  -----------
             MEDIA-0.37%
   556,513   Falcon Holding Group, L.P. 11.00% Sr Sub Note Ser B
               9-15-2003 (Interest is Payable-in-Kind) (e)...............    NR            451,307      508,143
                                                                                        -----------  -----------
             RESTAURANTS AND FRANCHISING-0.63%
   500,000   Carrols Corp., 11.50% Sr Note 8-15-2003.....................    B+            478,750      490,000
   500,000   Flagstar Corp., 11.25% Sr Sub Deb 11-1-2004.................    CCC+          521,250      380,000
                                                                                        -----------  -----------
                                                                                         1,000,000      870,000
                                                                                        -----------  -----------
             RETAIL-MISCELLANEOUS-1.43%
   600,000   Farm Fresh, Inc., 12.25% Sr Note 10-1-2000 (e)..............    B-            600,000      526,500
   500,000   Grand Union Co., 12.00% Sr Note 9-1-2004 (e)................    B-            473,750      474,375
   500,000   Pantry (The), Inc., 12.00% Sr Note Ser B 11-15-2000.........    B+            490,000      492,500
   500,000   Stater Brothers, Inc., 11.00% Sr Note 3-1-2001..............    B+            475,000      492,500
                                                                                        -----------  -----------
                                                                                         2,038,750    1,985,875
                                                                                        -----------  -----------
             TECHNOLOGY-0.66%
   500,000   Computervision Corp., 10.875% Sr Note 8-15-1997.............    B             466,875      513,750
   500,000   U.S. Banknote Corp., 10.375% Sr Note 6-1-2002...............    B+            452,500      405,000
                                                                                        -----------  -----------
                                                                                           919,375      918,750
                                                                                        -----------  -----------
             TELECOMMUNICATIONS-0.18%
   250,000   Paging Network, 10.125% Sr Sub Note 8-1-2007................    B             252,812      253,125
                                                                                        -----------  -----------
             TEXTILE MANUFACTURING-0.12%
   200,000   U.S. Leather, Inc., 10.25% Sr Note 7-31-2003................    B+            196,813      164,000
                                                                                        -----------  -----------

--------------------------------------------------------------------------------

                                                                            Standard
                                                                            & Poor's
 Principal                                                                   Rating                    Market
  Amount                                                                   (Unaudited)   Cost (b)     Value (c)
-----------                                                                -----------  -----------  -----------
             TOBACCO-0.26%
$  500,000   Liggett Group, Inc., 11.50% Ser B Secured Note 2-1-1999.....    NR*        $  361,250   $  360,000
                                                                                        -----------  -----------
             TRANSPORTATION-0.36%
   500,000   Petro PSC Properties, L.P., 12.50% Sr Note 6-1-2002.........    B             479,215      502,500
                                                                                        -----------  -----------
             TOTAL CORPORATE BONDS - NON-INVESTMENT GRADE................               13,866,887   13,712,894
                                                                                        -----------  -----------
             TOTAL ASSET BACKED & CORPORATE DEBT SECURITIES..............               $36,181,553  $36,596,063
                                                                                        -----------  -----------
                                                                                        -----------  -----------

U.S. GOVERNMENT SECURITIES-23.69%

--------------------------------------------------------------------------------
Principal                                                                   Market
  Amount                                                     Cost (b)     Value (c)
----------                                                 ------------  ------------
            FEDERAL NATIONAL MORTGAGE ASSOCIATION-10.81%
            MORTGAGE BACKED SECURITIES:
$4,080,000  7.00% 2025...................................  $  4,014,656  $  4,008,600
 2,039,998  8.00% 2025...................................     2,070,917     2,081,435
   290,922  9.00% 2016-2021..............................       287,368       303,105
                                                           ------------  ------------
                                                              6,372,941     6,393,140
                                                           ------------  ------------
            NOTES:
 2,000,000  6.85% 2000...................................     2,000,000     2,017,356
 2,000,000  7.40% 2004 (e)...............................     2,111,050     2,115,142
 2,500,000  7.84% 1998...................................     2,516,775     2,524,847
                                                           ------------  ------------
                                                              6,627,825     6,657,345
                                                           ------------  ------------
            REMIC-PAC'S:
 2,000,000  7.00% 2020...................................     1,937,969     1,989,238
                                                           ------------  ------------
            TOTAL FEDERAL NATIONAL MORTGAGE
              ASSOCIATION................................    14,938,735    15,039,723
                                                           ------------  ------------
            GOVERNMENT NATIONAL MORTGAGE ASSOCIATION-3.43%
            MORTGAGE BACKED SECURITIES:
 1,906,695  7.50% 2022...................................     1,910,270     1,916,823
 2,642,724  9.00% 2023...................................     2,728,612     2,771,556

Principal                                                                   Market
  Amount                                                     Cost (b)     Value (c)
----------                                                 ------------  ------------
$   75,930  9.50% 2019...................................  $     75,313  $     80,510
                                                           ------------  ------------
                                                              4,714,195     4,768,889
                                                           ------------  ------------
            OTHER DIRECT FEDERAL OBLIGATIONS-3.15%
            FEDERAL HOME LOAN BANK:
 1,750,000  6.125% 1996..................................     1,747,813     1,753,405
 2,500,000  7.31% 2004...................................     2,508,985     2,628,523
                                                           ------------  ------------
                                                              4,256,798     4,381,928
                                                           ------------  ------------
            U.S. TREASURY SECURITIES-6.30%
            BONDS:
 2,400,000  7.625% 2025..................................     2,658,000     2,676,746
 5,250,000  8.125% 2021 (e)..............................     5,880,469     6,088,352
                                                           ------------  ------------
                                                              8,538,469     8,765,098
                                                           ------------  ------------
            TOTAL U.S. GOVERNMENT SECURITIES.............    32,448,197    32,955,638
                                                           ------------  ------------
            TOTAL LONG-TERM DEBT SECURITIES..............    68,629,750    69,551,701
                                                           ------------  ------------
            TOTAL LONG-TERM INVESTMENTS..................  $102,330,794  $131,895,744
                                                           ------------  ------------
                                                           ------------  ------------

SHORT-TERM INVESTMENTS-4.80%

--------------------------------------------------------------------------------
Principal                                                     Market
  Amount                                                    Value (c)
----------                                                 ------------
            BANKS-0.48%
$ 672,000   First Trust Money Market Variable Rate Time
              Deposit, Current rate -- 5.66%.............  $    672,000
                                                           ------------
            DIVERSIFIED FINANCE-2.02%
2,807,000   Associates Corp. Master Variable Rate Note,
              Current rate -- 5.79%......................     2,807,000
                                                           ------------
            U.S. OTHER DIRECT FEDERAL OBLIGATIONS-2.30%
3,200,000   Federal Home Loan Bank, 5.74%, 9-18-1995.....     3,190,976
                                                           ------------
            TOTAL SHORT-TERM INVESTMENTS.................     6,669,976
                                                           ------------
            TOTAL INVESTMENTS IN SECURITIES (COST:
              $109,000,770) (B)..........................  $138,565,720
                                                           ------------
                                                           ------------

 (a) Presently not paying dividend income.
 (b) At August 31, 1995, the cost of securities for federal income tax purposes was $109,000,770 and the aggregate gross unrealized appreciation and depreciation based on that cost was:

Unrealized appreciation.....................................  $30,575,015
Unrealized depreciation.....................................   (1,010,065)
-------------------------------------------------------------------------
Net unrealized appreciation.................................  $29,564,950
-------------------------------------------------------------------------

 (c) See Note A of accompanying Notes to Financial Statements regarding valuation of securities
 (d) Note: Percentage of investments as shown is the ratio of the total market value to total net assets. Market value of investments in foreign securities represents 5.17% of net assets as of August 31, 1995.
 (e) Security is fully or partially on loan at August 31, 1995. See Note A of accompanying Notes to Financial Statements.
 (f) Securities sold within terms of a private placement memorandum, exempt from registration under Section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or to other "accredited investors". These investments have been identified by portfolio management as illiquid securities. The value of these securities at August 31, 1995 is $882,500 which represents .63% of net assets.
  *  Moody's Rating

FORTIS CAPITAL FUND
Schedule of Investments
August 31, 1995

COMMON STOCKS-84.15%

--------------------------------------------------------------------------------
                                                                                         Market
 Shares                                                                   Cost (b)     Value (c)
--------                                                                ------------  ------------
          BROADCASTING-1.09%
 142,100  News Corp., Ltd. ADR (The) (e)..............................  $  2,524,632  $  3,232,775
                                                                        ------------  ------------
          BUSINESS SERVICES AND SUPPLIES-5.83%
  97,900  First Data Corp. (e)........................................     3,275,890     5,714,912
  35,000  First Financial Management Corp.............................     2,262,188     3,154,375
 168,000  MBNA Corp...................................................     3,617,255     5,964,000
 119,300  Sensormatic Electronics Corp. (e)...........................     3,492,879     2,505,300
                                                                        ------------  ------------
                                                                          12,648,212    17,338,587
                                                                        ------------  ------------
          COMPUTER-HARDWARE-0.74%
  50,000  Ceridian Corp. (a)..........................................     2,267,085     2,187,500
                                                                        ------------  ------------
          COMPUTER-SOFTWARE-9.57%
  68,000  Computer Associates International, Inc......................     3,960,381     4,726,000
 109,600  Microsoft Corp. (a).........................................     1,300,789    10,138,000
 338,000  Oracle Corp. (a)............................................     2,486,952    13,562,250
                                                                        ------------  ------------
                                                                           7,748,122    28,426,250
                                                                        ------------  ------------
          ELECTRONIC-CONTROLS AND EQUIPMENT-3.07%
  87,700  Applied Materials, Inc. (a).................................     3,590,291     9,120,800
                                                                        ------------  ------------
          ELECTRONIC-SEMICONDUCTOR AND CAPACITOR-1.77%
  85,600  Intel Corp..................................................     1,720,099     5,253,700
                                                                        ------------  ------------
          FINANCE COMPANIES-4.73%
  66,500  Federal National Mortgage Association.......................     2,327,500     6,342,437
 132,288  Green Tree Financial Corp...................................     3,472,611     7,705,776
                                                                        ------------  ------------
                                                                           5,800,111    14,048,213
                                                                        ------------  ------------
          HEALTH CARE SERVICES-4.92%
  87,400  Columbia/HCA Healthcare
            Corp. (e).................................................     3,383,784     4,107,800
  45,700  PacifiCare Health Systems, Inc. Class B (a)(e)..............     2,200,047     2,616,325
 169,000  U.S. HealthCare, Inc........................................     5,770,188     5,408,000
  58,600  United Healthcare Corp......................................     2,063,033     2,475,850
                                                                        ------------  ------------
                                                                          13,417,052    14,607,975
                                                                        ------------  ------------
          HOTEL AND MOTEL-1.34%
 115,500  Mirage Resorts, Inc. (a)....................................     2,603,580     3,970,313
                                                                        ------------  ------------
          LEISURE TIME-AMUSEMENTS-1.30%
  69,000  Disney (Walt) Co............................................     3,808,155     3,872,625
                                                                        ------------  ------------
          MEDICAL SUPPLIES-2.32%
  73,200  Medtronic, Inc. (and rights)................................     1,699,325     6,908,250
                                                                        ------------  ------------

                                                                                         Market
 Shares                                                                   Cost (b)     Value (c)
--------                                                                ------------  ------------
          MISCELLANEOUS-2.54%
 221,100  CUC International, Inc. (a).................................  $  3,676,989  $  7,545,038
                                                                        ------------  ------------
          OFFICE EQUIPMENT AND SUPPLIES-6.94%
 355,000  Silicon Graphics, Inc. (a)(e)...............................     4,616,121    14,998,750
  90,400  Tandy Corp..................................................     3,906,654     5,616,100
                                                                        ------------  ------------
                                                                           8,522,775    20,614,850
                                                                        ------------  ------------
          PUBLISHING-1.03%
  49,800  Scholastic Corp. (a)(e).....................................     2,539,082     3,050,250
                                                                        ------------  ------------
          RETAIL-DEPARTMENT STORES-2.66%
  95,200  Kohl's Corp. (a)............................................     3,718,455     4,474,400
 139,600  Wal-Mart Stores, Inc........................................       978,984     3,437,650
                                                                        ------------  ------------
                                                                           4,697,439     7,912,050
                                                                        ------------  ------------
          RETAIL-MISCELLANEOUS-10.03%
 128,200  AutoZone, Inc. (a)(e).......................................     2,473,408     3,445,375
 167,166  Home Depot, Inc.............................................     2,307,584     6,665,744
  86,000  Lowe's Companies, Inc. (e)..................................     1,719,275     2,859,500
 236,025  Office Depot, Inc. (a)(e)...................................     1,806,806     7,346,278
 141,000  Pep Boys Manny Moe & Jack...................................     2,606,629     3,877,500
 148,000  Price/Costco, Inc. (a)......................................     2,840,050     2,497,500
  90,700  Talbots (The), Inc..........................................     2,322,008     3,129,150
                                                                        ------------  ------------
                                                                          16,075,760    29,821,047
                                                                        ------------  ------------
          TELECOMMUNICATIONS-14.43%
  96,300  Cisco Systems, Inc. (a).....................................     2,387,013     6,319,688
 284,000  Ericsson (L.M.) Telephone Co. Class B ADR (e)...............     3,485,342     6,070,500
 207,400  General Instrument Corp. (a)(e).............................     5,296,662     7,570,100
 164,000  Motorola, Inc...............................................     3,982,540    12,259,000
  77,400  Nokia Corp. ADR (e).........................................     1,582,311     5,369,625
 114,000  Tellabs, Inc. (a)...........................................     3,071,808     5,329,500
                                                                        ------------  ------------
                                                                          19,805,676    42,918,413
                                                                        ------------  ------------
          TELEPHONE SERVICES-2.50%
 220,450  Worldcom, Inc. (a)(e).......................................     2,346,825     7,426,409
                                                                        ------------  ------------
          TOYS-4.32%
 442,675  Mattel, Inc.................................................     3,496,886    12,837,575
                                                                        ------------  ------------
          UTILITIES-TELEPHONE-3.02%
 128,000  Air Touch Communications, Inc. (a)..........................     3,299,050     4,160,000
 115,000  Vodafone Group plc ADR (e)..................................     3,649,723     4,815,625
                                                                        ------------  ------------
                                                                           6,948,773     8,975,625
                                                                        ------------  ------------
          TOTAL COMMON STOCKS.........................................  $125,936,869  $250,068,245
                                                                        ------------  ------------
                                                                        ------------  ------------

PREFERRED STOCKS-0.44%

--------------------------------------------------------------------------------
                                                                                 Market
Shares                                                               Cost (b)  Value (c)
-------                                                              --------  ----------
       BROADCASTING-0.44%
64,800 News Corp., Ltd. (The) Preferred ADR (e)....................  $989,913  $1,312,200
                                                                     --------  ----------

U.S. GOVERNMENT SECURITIES-8.48%

--------------------------------------------------------------------------------
 Principal                                                                                 Market
   Amount                                                                   Cost (b)     Value (c)
------------                                                              ------------  ------------
            U.S. TREASURY SECURITIES-8.48%
            NOTES:
$25,000,000 9.50% 1995 (e)..............................................  $ 25,507,812  $ 25,195,300
                                                                          ------------  ------------
            TOTAL LONG-TERM INVESTMENTS.................................  $152,434,594  $276,575,745
                                                                          ------------  ------------
                                                                          ------------  ------------

SHORT-TERM INVESTMENTS-6.72%

--------------------------------------------------------------------------------
 Principal                                                                   Market
   Amount                                                                  Value (c)
------------                                                              ------------
            BANKS-3.85%
$11,430,802 First Trust Money Market Variable Rate Time Deposit, Current
              rate -- 5.66%.............................................  $ 11,430,802
                                                                          ------------
            DIVERSIFIED FINANCE-0.52%
  1,551,000 Associates Corp. Master Variable Rate Note, Current
              rate -- 5.79%.............................................     1,551,000
                                                                          ------------
            U.S. OTHER DIRECT FEDERAL OBLIGATIONS-2.35%
  7,000,000 Federal Home Loan Bank, 5.72%, 9-6-1995.....................     6,993,432
                                                                          ------------
            TOTAL SHORT-TERM INVESTMENTS................................    19,975,234
                                                                          ------------
            TOTAL INVESTMENTS IN SECURITIES (COST: $172,409,828) (B)....  $296,550,979
                                                                          ------------
                                                                          ------------

 (a) Presently not paying dividend income.
 (b) At August 31, 1995, the cost of securities for federal income tax purposes was $172,409,828 and the aggregate gross unrealized appreciation and depreciation based on that cost was:

Unrealized appreciation.....................................  $126,528,996
Unrealized depreciation.....................................    (2,387,845)
--------------------------------------------------------------------------
Net unrealized appreciation.................................  $124,141,151
--------------------------------------------------------------------------

 (c) See Note A of accompanying Notes to Financial Statements regarding valuation of securities
 (d) Note: Percentage of investments as shown is the ratio of the total market value to total net assets. Market value of investments in foreign securities represents 7.00% of net assets as of August 31, 1995.
 (e) Security is fully or partially on loan at August 31, 1995. See Note A of accompanying Notes to Financial Statements.

FORTIS FIDUCIARY FUND, INC.
Schedule of Investments
August 31, 1995

COMMON STOCKS-83.94%

--------------------------------------------------------------------------------
                                                                                      Market
Shares                                                                  Cost (b)     Value (c)
-------                                                                -----------  -----------
         BROADCASTING-1.04%
 30,000  News Corp., Ltd. ADR (The) (d)..............................  $   568,584  $   682,500
                                                                       -----------  -----------
         BUSINESS SERVICES AND SUPPLIES-5.62%
 19,200  First Data Corp. (d)........................................      642,885    1,120,800
  7,700  First Financial Management Corp.............................      500,089      693,963
 37,000  MBNA Corp...................................................      805,564    1,313,500
 26,300  Sensormatic Electronics Corp................................      772,579      552,300
                                                                       -----------  -----------
                                                                         2,721,117    3,680,563
                                                                       -----------  -----------
         COMPUTER-HARDWARE-0.67%
 10,000  Ceridian Corp. (a)..........................................      453,552      437,500
                                                                       -----------  -----------
         COMPUTER-SOFTWARE-12.44%
 31,800  BMC Software, Inc. (a)......................................      877,274    1,355,475
 14,300  Computer Associates International, Inc......................      838,898      993,850
 35,000  EMC Corp. (a)...............................................      702,100      717,500
 24,900  Microsoft Corp. (a).........................................      315,565    2,303,250
 69,000  Oracle Corp. (a)............................................      369,400    2,768,625
                                                                       -----------  -----------
                                                                         3,103,237    8,138,700
                                                                       -----------  -----------
         ELECTRONIC-CONTROLS AND EQUIPMENT-2.65%
 16,700  Applied Materials, Inc. (a).................................      665,585    1,736,800
                                                                       -----------  -----------
         ELECTRONIC-SEMICONDUCTOR AND CAPACITOR-1.59%
 17,000  Intel Corp..................................................      169,647    1,043,375
                                                                       -----------  -----------
         FINANCE COMPANIES-4.43%
 14,800  Federal National Mortgage Association.......................      518,000    1,411,550
 25,472  Green Tree Financial Corp...................................      669,081    1,483,744
                                                                       -----------  -----------
                                                                         1,187,081    2,895,294
                                                                       -----------  -----------
         HEALTH CARE SERVICES-3.76%
 18,200  Columbia/HCA Healthcare Corp. (d)...........................      693,906      855,400
  9,300  PacifiCare Health Systems, Inc. Class B (a)(d)..............      437,120      532,425
 18,000  U.S. HealthCare, Inc........................................      662,892      576,000
 11,800  United Healthcare Corp......................................      366,076      498,550
                                                                       -----------  -----------
                                                                         2,159,994    2,462,375
                                                                       -----------  -----------
         HOTEL AND MOTEL-2.18%
 14,000  Harrah's Entertainment, Inc. (a)............................      490,295      446,250
 24,250  Mirage Resorts, Inc. (a)....................................      546,510      833,594
  7,000  Promus Hotel Corp. (a)......................................      204,105      144,375
                                                                       -----------  -----------
                                                                         1,240,910    1,424,219
                                                                       -----------  -----------
         LEISURE TIME-AMUSEMENTS-1.24%
 14,500  Disney (Walt) Co............................................      800,040      813,812
                                                                       -----------  -----------
         MEDICAL SUPPLIES-2.02%
 14,000  Medtronic, Inc. (and rights)................................      334,290    1,321,250
                                                                       -----------  -----------

                                                                                      Market
Shares                                                                  Cost (b)     Value (c)
-------                                                                -----------  -----------
         MISCELLANEOUS-2.25%
 43,050  CUC International, Inc. (a).................................  $   715,911  $ 1,469,081
                                                                       -----------  -----------
         OFFICE EQUIPMENT AND SUPPLIES-9.47%
 14,000  Compaq Computer Corp. (a)...................................      540,120      668,500
 68,000  Silicon Graphics, Inc. (a)(d)...............................      883,616    2,873,000
 35,600  Sterling Software, Inc. (a).................................      650,231    1,588,650
 17,100  Tandy Corp..................................................      745,927    1,062,338
                                                                       -----------  -----------
                                                                         2,819,894    6,192,488
                                                                       -----------  -----------
         PUBLISHING-0.90%
  9,600  Scholastic Corp. (a)........................................      489,198      588,000
                                                                       -----------  -----------
         RETAIL-DEPARTMENT STORES-2.35%
 18,500  Kohl's Corp. (a)............................................      722,598      869,500
 27,200  Wal-Mart Stores, Inc........................................      206,975      669,800
                                                                       -----------  -----------
                                                                           929,573    1,539,300
                                                                       -----------  -----------
         RETAIL-MISCELLANEOUS-9.19%
 25,000  AutoZone, Inc. (a)(d).......................................      482,350      671,875
 30,833  Home Depot, Inc.............................................      436,457    1,229,466
 18,000  Lowe's Companies, Inc. (d)..................................      360,214      598,500
 46,350  Office Depot, Inc. (a)(d)...................................      351,521    1,442,644
 31,900  Pep Boys Manny Moe & Jack...................................      589,736      877,250
 28,000  Price/Costco, Inc. (a)......................................      560,434      472,500
 20,800  Talbots (The), Inc..........................................      533,296      717,600
                                                                       -----------  -----------
                                                                         3,314,008    6,009,835
                                                                       -----------  -----------
         TELECOMMUNICATIONS-14.19%
 21,600  Cisco Systems, Inc. (a).....................................      535,865    1,417,500
 64,000  Ericsson (L.M.) Telephone Co. Class B ADR (d)...............      765,326    1,368,000
 43,800  General Instrument Corp. (a)(d).............................    1,122,803    1,598,700
 38,000  Motorola, Inc...............................................      921,452    2,840,500
 16,200  Nokia Corp. ADR.............................................      331,126    1,123,875
 20,000  Tellabs, Inc. (a)...........................................      536,591      935,000
                                                                       -----------  -----------
                                                                         4,213,163    9,283,575
                                                                       -----------  -----------
         TELEPHONE SERVICES-2.58%
 50,054  Worldcom, Inc. (a)(d).......................................      526,188    1,686,194
                                                                       -----------  -----------
         TOYS-4.05%
 91,406  Mattel, Inc.................................................      734,778    2,650,774
                                                                       -----------  -----------
         UTILITIES-TELEPHONE-1.32%
 26,500  Air Touch Communications, Inc. (a)..........................      678,290      861,250
                                                                       -----------  -----------
         TOTAL COMMON STOCKS.........................................  $27,825,040  $54,916,885
                                                                       -----------  -----------
                                                                       -----------  -----------

PREFERRED STOCKS-0.46%

--------------------------------------------------------------------------------
                                                                                      Market
Shares                                                                  Cost (b)     Value (c)
-------                                                                -----------  -----------
         BROADCASTING-0.46%
15,000   News Corp., Ltd. (The) Preferred ADR........................  $  246,006   $  303,750
                                                                       -----------  -----------
         TOTAL LONG-TERM INVESTMENTS.................................  $28,071,046  $55,220,635
                                                                       -----------  -----------
                                                                       -----------  -----------

SHORT-TERM INVESTMENTS-15.63%

--------------------------------------------------------------------------------
Principal                                                                   Market
  Amount                                                                   Value (c)
----------                                                                -----------
            BANKS-4.47%
$2,925,941  First Trust Money Market Variable Rate Time Deposit, Current
              rate -- 5.66%.............................................  $2,925,941
                                                                          -----------
            DIVERSIFIED FINANCE-2.16%
1,410,000   Associates Corp. Master Variable Rate Note, Current
              rate -- 5.79%.............................................   1,410,000
                                                                          -----------
            U.S. OTHER DIRECT FEDERAL OBLIGATIONS-9.00%
5,900,000   Federal Home Loan Bank, 5.74%, 9-12-1995....................   5,888,888
                                                                          -----------
            TOTAL SHORT-TERM INVESTMENTS................................  10,224,829
                                                                          -----------
            TOTAL INVESTMENTS IN SECURITIES (COST: $38,295,875) (B).....  $65,445,464
                                                                          -----------
                                                                          -----------

 (a) Presently not paying dividend income.
 (b) At August 31, 1995, the cost of securities for federal income tax purposes was $38,295,875 and the aggregate gross unrealized appreciation and depreciation based on that cost was:

Unrealized appreciation.....................................  $27,690,232
Unrealized depreciation.....................................     (540,643)
-------------------------------------------------------------------------
Net unrealized appreciation.................................  $27,149,589
-------------------------------------------------------------------------

 (c) See Note A of accompanying Notes to Financial Statements regarding valuation of securities
 (d) Security is fully or partially on loan at August 31, 1995. See Note A of accompanying Notes to Financial Statements.
 (e) Note: Percentage of investments as shown is the ratio of the total market value to total net assets. Market value of investments in foreign securities represents 5.32% of net assets as of August 31, 1995.

FORTIS GROWTH FUND, INC.
Schedule of Investments
August 31, 1995

COMMON STOCKS-88.49%

--------------------------------------------------------------------------------
                                                                                         Market
 Shares                                                                   Cost (b)     Value (c)
--------                                                                ------------  ------------
          APPAREL-0.24%
  49,000  Tommy Hilfiger Corp. (a)....................................  $    992,250  $  1,641,500
                                                                        ------------  ------------
          BIOMEDICS, GENETICS RESEARCH AND DEVELOPMENT-0.98%
 121,000  Biogen, Inc. (a)............................................     6,468,954     6,624,750
                                                                        ------------  ------------
          BROADCASTING-0.31%
  32,000  America Online, Inc. (a)....................................     1,342,350     2,108,000
                                                                        ------------  ------------
          BUSINESS SERVICES AND SUPPLIES-1.67%
  79,000  First Financial Management Corp.............................     5,072,958     7,119,875
 202,800  Sensormatic Electronics Corp................................     6,477,106     4,258,800
                                                                        ------------  ------------
                                                                          11,550,064    11,378,675
                                                                        ------------  ------------
          COMPUTER-SOFTWARE-17.84%
 337,600  BMC Software, Inc. (a)......................................     6,110,120    14,390,200
 405,000  EMC Corp. (a)...............................................     8,354,557     8,302,500
  74,000  HBO & Co....................................................     2,726,840     4,070,000
 954,000  Informix Corp. (a)..........................................    10,102,124    26,712,000
 269,650  Microsoft Corp. (a).........................................     7,934,830    24,942,625
 771,400  Oracle Corp. (a)............................................     4,227,686    30,952,425
 216,500  Parametric Technology Corp. (a).............................     6,327,022    11,961,625
                                                                        ------------  ------------
                                                                          45,783,179   121,331,375
                                                                        ------------  ------------
          DRUGS-0.19%
  28,400  Forest Laboratories, Inc. (a)...............................     1,247,867     1,270,900
                                                                        ------------  ------------
          ELECTRONIC-COMMUNICATION SECURITY-2.67%
 204,000  ADC Telecommunications, Inc. (a)............................     6,637,777     7,905,000
 210,000  Qualcomm, Inc. (a)..........................................     8,068,746    10,237,500
                                                                        ------------  ------------
                                                                          14,706,523    18,142,500
                                                                        ------------  ------------
          ELECTRONIC-CONTROLS AND EQUIPMENT-6.38%
 540,000  American Power Conversion Corp. (a)                              7,868,504     9,045,000
  53,000  Applied Materials, Inc. (a).................................     5,503,732     5,512,000
 230,900  Lam Research Corp. (a)......................................     7,814,131    13,911,725
 420,600  Solectron Corp. (a).........................................    11,676,729    14,931,300
                                                                        ------------  ------------
                                                                          32,863,096    43,400,025
                                                                        ------------  ------------
          ELECTRONIC-SEMICONDUCTOR AND CAPACITOR-5.37%
 190,000  Cypress Semiconductor Corp. (a).............................     5,570,112     8,668,750
 191,000  Intel Corp..................................................     4,058,639    11,722,625
 210,000  Micron Technology, Inc......................................     5,814,005    16,143,750
                                                                        ------------  ------------
                                                                          15,442,756    36,535,125
                                                                        ------------  ------------
          FINANCE COMPANIES-3.49%
 213,000  Franklin Resources, Inc.....................................     2,787,446    11,715,000
 523,700  Mercury Finance Co..........................................     8,620,416    11,979,637
                                                                        ------------  ------------
                                                                          11,407,862    23,694,637
                                                                        ------------  ------------
          HEALTH CARE SERVICES-4.56%
 116,000  Medaphis Corp. (a)..........................................     3,306,728     2,682,500
 130,000  Oxford Health Plans, Inc. (a)...............................     5,739,244     6,370,000
 104,900  PacifiCare Health Systems, Inc. Class B (a).................     4,548,720     6,005,525
 188,000  U.S. HealthCare, Inc........................................     6,731,514     6,016,000
 142,000  United Healthcare Corp......................................     5,157,262     5,999,500

                                                                                         Market
 Shares                                                                   Cost (b)     Value (c)
--------                                                                ------------  ------------
 134,000  Vencor, Inc. (a)............................................  $  4,199,635  $  3,969,750
                                                                        ------------  ------------
                                                                          29,683,103    31,043,275
                                                                        ------------  ------------
          HOTEL AND MOTEL-0.89%
 144,200  Harrah's Entertainment, Inc. (a)............................     3,025,850     4,596,375
  72,100  Promus Hotel Corp. (a)......................................     1,259,630     1,487,062
                                                                        ------------  ------------
                                                                           4,285,480     6,083,437
                                                                        ------------  ------------
          MACHINERY-OIL AND WELL-1.09%
 290,000  Petroleum Geo Services A/S ADS (a)                               6,961,011     7,431,250
                                                                        ------------  ------------
          MISCELLANEOUS-2.27%
 452,100  CUC International, Inc. (a).................................     7,844,614    15,427,913
                                                                        ------------  ------------
          OFFICE EQUIPMENT AND SUPPLIES-1.30%
 185,000  Compaq Computer Corp. (a)...................................     6,907,330     8,833,750
                                                                        ------------  ------------
          PUBLISHING-1.07%
 118,800  Scholastic Corp. (a)........................................     6,053,565     7,276,500
                                                                        ------------  ------------
          RESTAURANTS AND FRANCHISING-3.93%
 443,300  Lone Star Steakhouse & Saloon, Inc. (a).....................     6,776,715    17,787,413
 277,800  Outback Steakhouse, Inc. (a)................................     4,236,044     8,959,050
                                                                        ------------  ------------
                                                                          11,012,759    26,746,463
                                                                        ------------  ------------
          RETAIL-DEPARTMENT STORES-1.58%
 117,600  Kohl's Corp. (a)............................................     3,779,664     5,527,200
 210,800  Wal-Mart Stores, Inc........................................     1,494,008     5,190,950
                                                                        ------------  ------------
                                                                           5,273,672    10,718,150
                                                                        ------------  ------------
          RETAIL-MISCELLANEOUS-7.32%
 197,300  Barnes & Noble, Inc. (a)....................................     4,940,859     7,719,363
 273,749  Home Depot, Inc.............................................     1,678,473    10,915,741
 190,000  Lowe's Companies, Inc.......................................     7,121,922     6,317,500
 497,850  Office Depot, Inc. (a)......................................     4,497,152    15,495,581
 363,000  Staples, Inc. (a)...........................................     6,644,860     9,301,875
                                                                        ------------  ------------
                                                                          24,883,266    49,750,060
                                                                        ------------  ------------
          TELECOMMUNICATIONS-20.48%
 967,200  3Com Corp. (a)..............................................     3,915,191    37,720,800
 454,000  Cisco Systems, Inc. (a).....................................     1,600,855    29,793,750
 373,600  DSC Communications Corp. (a)................................    11,883,884    19,614,000
 107,000  MFS Communications Co. (a)..................................     4,581,250     4,734,750
 131,000  Motorola, Inc...............................................     7,164,790     9,792,250
  50,000  Nokia Corp. ADR.............................................     3,485,635     3,468,750
 730,000  Tellabs, Inc. (a)...........................................     8,326,156    34,127,500
                                                                        ------------  ------------
                                                                          40,957,761   139,251,800
                                                                        ------------  ------------
          TELEPHONE SERVICES-4.86%
 353,000  Mobile Telecommunications Technologies Corp. (a)............     7,662,202    10,854,750
 187,000  Paging Network, Inc. (a)....................................     5,656,750     7,386,500
 440,000  Worldcom, Inc. (a)..........................................    10,109,381    14,822,500
                                                                        ------------  ------------
                                                                          23,428,333    33,063,750
                                                                        ------------  ------------
          TOTAL COMMON STOCKS.........................................  $309,095,795  $601,753,835
                                                                        ------------  ------------
                                                                        ------------  ------------

SHORT-TERM INVESTMENTS-11.43%

--------------------------------------------------------------------------------
 Principal                                                                    Market
  Amount                                                                    Value (c)
-----------                                                                ------------
             BANKS-4.64%
$31,546,000  First Trust Money Market Variable Rate Time Deposit, Current
               rate -- 5.66%.............................................  $ 31,546,000
                                                                           ------------
             DIVERSIFIED FINANCE-0.18%
 1,242,000   Associates Corp. Master Variable Rate Note, Current
               rate -- 5.79%.............................................     1,242,000
                                                                           ------------
             U.S. OTHER DIRECT FEDERAL OBLIGATIONS-6.61%
 9,000,000   Federal Farm Credit Bank, 5.72%, 9-7-1995...................     8,990,148
16,000,000   Federal Home Loan Bank, 5.72%, 9-7-1995.....................    15,982,484
20,000,000   Federal Farm Credit Bank, 5.76%, 9-5-1995...................    19,984,278
                                                                           ------------
                                                                             44,956,910
                                                                           ------------
             TOTAL SHORT-TERM INVESTMENTS................................    77,744,910
                                                                           ------------
             TOTAL INVESTMENTS IN SECURITIES (COST: $386,840,705) (B)....  $679,498,745
                                                                           ------------
                                                                           ------------

 (a) Presently not paying dividend income.
 (b) At August 31, 1995, the cost of securities for federal income tax purposes was $386,840,705 and the aggregate gross unrealized appreciation and depreciation based on that cost was:

Unrealized appreciation.....................................  $298,996,874
Unrealized depreciation.....................................    (6,338,834)
--------------------------------------------------------------------------
Net unrealized appreciation.................................  $292,658,040
--------------------------------------------------------------------------

 (c) See Note A of accompanying Notes to Financial Statements regarding valuation of securities
 (d) Note: Percentage of investments as shown is the ratio of the total market value to total net assets. Market value of investments in foreign securities represents 1.60% of net assets as of August 31, 1995.

FORTIS ADVANTAGE CAPITAL APPRECIATION PORTFOLIO
Schedule of Investments
August 31, 1995

COMMON STOCKS-93.79%

--------------------------------------------------------------------------------
                                                                                       Market
 Shares                                                                  Cost (b)     Value (c)
--------                                                                -----------  -----------
          BROADCASTING-1.75%
  25,000  America Online, Inc. (a)(e).................................  $   214,061  $ 1,646,875
                                                                        -----------  -----------
          BUSINESS SERVICES AND SUPPLIES-4.66%
 120,000  Acxiom Corp. (a)............................................      738,750    3,225,000
  45,500  Landmark Graphics Corp. (a).................................    1,282,606    1,160,250
                                                                        -----------  -----------
                                                                          2,021,356    4,385,250
                                                                        -----------  -----------
          COMPUTER-SOFTWARE-17.65%
  16,000  Cerner Corp. (a)(e).........................................      378,000      548,000
  30,000  FSI International, Inc. (a).................................      854,166    1,057,500
  23,000  FTP Software, Inc. (a)(e)...................................      720,843      534,750
 104,000  Informix Corp. (a)(e).......................................      604,875    2,912,000
 100,000  Input/Output, Inc. (a)......................................      556,250    3,725,000
  36,000  Legato Systems, Inc. (a)....................................      898,500      846,000
  20,000  Macromedia, Inc. (a)........................................      768,798      995,000
  15,000  Medic Computer Systems, Inc. (a)............................      721,680      660,000
  25,000  Network General Corp. (a)...................................      730,268      879,687
  31,000  Parametric Technology Corp. (a).............................      304,238    1,712,750
  24,900  Synopsys, Inc. (a)(e).......................................      857,600    1,444,200
  41,000  System Software Associates, Inc.............................      807,700    1,294,062
                                                                        -----------  -----------
                                                                          8,202,918   16,608,949
                                                                        -----------  -----------
          CONSTRUCTION-2.10%
  60,000  Fastenal Co. (e)............................................      356,875    1,980,000
                                                                        -----------  -----------
          ELECTRONIC-COMMUNICATION SECURITY-1.26%
  30,500  ADC Telecommunications, Inc. (a)............................      980,237    1,181,875
                                                                        -----------  -----------
          ELECTRONIC-CONTROLS AND EQUIPMENT-5.82%
  41,700  Benchmark Electronics, Inc. (a).............................    1,009,517    1,172,812
  33,000  StrataCom, Inc. (a)(e)......................................      820,875    1,617,000
  68,000  Ultratech Stepper, Inc. (a).................................      901,875    2,686,000
                                                                        -----------  -----------
                                                                          2,732,267    5,475,812
                                                                        -----------  -----------
          ELECTRONIC-DEFENSE-1.02%
  30,000  Trimble Navigation Limited (a)..............................      876,000      963,750
                                                                        -----------  -----------
          ELECTRONIC-SEMICONDUCTOR AND CAPACITOR-10.90%
  18,750  Alliance Semiconductor, Corp. (a)(e)........................      606,465      733,594
  23,500  Integrated Device Technology, Inc. (a)......................      949,500    1,354,188
  23,500  Integrated Silicon
            Solutions, Inc. (a)(e)....................................      981,408    1,169,125
  30,000  Paradigm Technology, Inc. (a)(e)............................      964,170      990,000
  59,000  Unitrode Corp. (a)..........................................    1,129,256    1,770,000
  99,000  Xilinx, Inc. (a)............................................    1,285,926    4,244,625
                                                                        -----------  -----------
                                                                          5,916,725   10,261,532
                                                                        -----------  -----------
          HEALTH CARE SERVICES-7.05%
   7,000  American Oncology
            Resources, Inc. (a).......................................      147,000      264,250
  43,000  Genesis Health Ventures, Inc. (a)(e)........................      773,603    1,359,875
  40,000  Health Care & Retirement Corp. (a)..........................      340,000    1,260,000
  17,400  Healthsource, Inc. (a)......................................      698,436      696,000
  14,000  Medaphis Corp. (a)(e).......................................      399,324      323,750
  53,000  Medpartners, Inc. (a)(e)....................................    1,109,284    1,470,750
  30,000  Omnicare, Inc. (e)..........................................      592,500      997,500

                                                                                       Market
 Shares                                                                  Cost (b)     Value (c)
--------                                                                -----------  -----------
  17,000  Summit Medical Systems, Inc. (a)(e).........................  $   153,000  $   263,500
                                                                        -----------  -----------
                                                                          4,213,147    6,635,625
                                                                        -----------  -----------
          LEISURE TIME-AMUSEMENTS-1.36%
  45,000  Hollywood Entertainment Corp. (a)(e)........................      763,275    1,282,500
                                                                        -----------  -----------
          MACHINERY-OIL AND WELL-1.63%
  60,000  Petroleum Geo Services A/S ADS (a)..........................    1,003,250    1,537,500
                                                                        -----------  -----------
          MEDICAL SUPPLIES-1.87%
  60,000  Steris Corp. (a)............................................    1,067,130    1,762,500
                                                                        -----------  -----------
          OFFICE EQUIPMENT AND SUPPLIES-4.12%
  31,000  Avid Technology, Inc. (a)(e)................................      692,825    1,232,250
  40,000  Franklin Electronic Publishers, Inc. (a)....................      977,760    1,205,000
  32,200  Sterling Software, Inc. (a).................................      604,985    1,436,925
                                                                        -----------  -----------
                                                                          2,275,570    3,874,175
                                                                        -----------  -----------
          PRINTING-0.46%
  14,000  Indigo NV (a)(e)............................................      540,946      430,500
                                                                        -----------  -----------
          RECREATION EQUIPMENT-1.45%
  87,800  Callaway Golf Co. (e).......................................      793,888    1,360,900
                                                                        -----------  -----------
          RESTAURANTS AND FRANCHISING-7.86%
  67,300  Applebees International, Inc. (e)...........................    1,201,960    2,019,000
  39,000  Cheesecake Factory, Inc. (a)................................    1,076,184    1,116,375
  81,200  Lone Star Steakhouse & Saloon, Inc. (a)(e)..................      356,925    3,258,150
  25,000  Papa John's International, Inc. (a)(e)......................      720,625    1,000,000
                                                                        -----------  -----------
                                                                          3,355,694    7,393,525
                                                                        -----------  -----------
          RETAIL-MISCELLANEOUS-12.38%
  73,000  Authentic Fitness Corp......................................      862,723    1,615,125
  40,000  Bed, Bath & Beyond, Inc. (a)(e).............................      455,000    1,092,500
  72,000  Books-A-Million, Inc. (a)(e)................................      991,814    1,197,000
  72,900  Corporate Express, Inc. (a)(e)..............................      777,600    1,704,038
  42,000  Gymboree Corp. (a)(e).......................................      993,000    1,249,500
  50,000  Micro Warehouse, Inc. (a)(e)................................      512,500    2,387,500
  33,000  Sunglass Hut International, Inc. (a)(e).....................      941,203    1,402,500
  38,000  West Marine, Inc. (a).......................................      732,813      997,500
                                                                        -----------  -----------
                                                                          6,266,653   11,645,663
                                                                        -----------  -----------
          TELECOMMUNICATIONS-3.95%
  38,800  Cisco Systems, Inc. (a).....................................      327,552    2,546,250
  26,500  MFS Communications Co. (a)..................................    1,039,978    1,172,625
                                                                        -----------  -----------
                                                                          1,367,530    3,718,875
                                                                        -----------  -----------
          TRANSPORTATION-0.51%
  25,000  American Freightways Corp. (a)..............................      385,938      484,375
                                                                        -----------  -----------
          UTILITIES-TELEPHONE-3.86%
  45,000  IntelCom Group, Inc. (a)....................................      644,000      585,000
  55,000  LCI International, Inc. (a)(e)..............................      894,300    2,193,125
  54,000  MIDCOM Communications, Inc. (a).............................      712,125      850,500
                                                                        -----------  -----------
                                                                          2,250,425    3,628,625
                                                                        -----------  -----------
          WASTE DISPOSAL-2.13%
  51,700  United Waste System, Inc. (a)...............................    1,158,950    2,003,375
                                                                        -----------  -----------
          TOTAL COMMON STOCKS.........................................  $46,742,835  $88,262,181
                                                                        -----------  -----------
                                                                        -----------  -----------

SHORT-TERM INVESTMENTS-6.16%

--------------------------------------------------------------------------------
Principal                                                                   Market
  Amount                                                                   Value (c)
----------                                                                -----------
            BANKS-2.61%
$2,453,064  First Trust Money Market Variable Rate Time Deposit, Current
              rate -- 5.66%.............................................  $2,453,064
                                                                          -----------
            DIVERSIFIED FINANCE-0.16%
  154,000   Associates Corp. Master Variable Rate Note, Current
              rate -- 5.79%.............................................     154,000
                                                                          -----------
            U.S. OTHER DIRECT FEDERAL OBLIGATIONS-3.39%
3,200,000   Federal Home Loan Bank, 5.74%, 9-18-1995....................   3,190,976
                                                                          -----------
            TOTAL SHORT-TERM INVESTMENTS................................   5,798,040
                                                                          -----------
            TOTAL INVESTMENTS IN SECURITIES (COST: $52,540,875) (B).....  $94,060,221
                                                                          -----------
                                                                          -----------

 (a) Presently not paying dividend income.
 (b) At August 31, 1995, the cost of securities for federal income tax purposes was $52,540,875 and the aggregate gross unrealized appreciation and depreciation based on that cost was:

Unrealized appreciation.....................................  $42,295,250
Unrealized depreciation.....................................     (775,904)
-------------------------------------------------------------------------
Net unrealized appreciation.................................  $41,519,346
-------------------------------------------------------------------------

 (c) See Note A of accompanying Notes to Financial Statements regarding valuation of securities
 (d) Note: Percentage of investments as shown is the ratio of the total market value to total net assets. Market value of investments in foreign securities represents 2.09% of net assets as of August 31, 1995.
 (e) Security is fully or partially on loan at August 31, 1995. See Note A of accompanying Notes to Financial Statements.

Statements of Assets and Liabilities

August 31, 1995

--------------------------------------------------------------------------------
                                                       FORTIS                                                 FORTIS
                                                     ADVANTAGE                                              ADVANTAGE
                                                       ASSET         FORTIS       FORTIS        FORTIS       CAPITAL
                                                     ALLOCATION     CAPITAL      FIDUCIARY      GROWTH     APPRECIATION
                                                     PORTFOLIO        FUND         FUND          FUND       PORTFOLIO
                                                    ------------  ------------  -----------  ------------  ------------
ASSETS:
  Investments in securities, as detailed in the
    accompanying schedules, at market (cost
    $109,000,770; $172,409,828; $38,295,875;
    $386,840,705; and$52,540,875; respectively)
    (Note A)......................................  $138,565,720  $296,550,979  $65,445,464  $679,498,745  $ 94,060,221
  Cash on deposit with custodian..................            --           799         289            761        19,950
  Collateral for securities lending transactions
    (Note A)......................................    25,403,427    77,200,014  11,098,986             --    33,008,900
  Receivables
    Investment securities sold....................     3,095,760            --          --        756,583            --
    Interest and dividends........................       856,090       790,493      29,278        184,367        16,952
    Subscriptions of capital stock................        21,484        50,853       2,429        117,181        96,480
  Deferred registration costs (Note A)............        25,187        29,297      21,952         38,598        23,729
  Prepaid expenses................................           294           566           8          2,161            --
                                                    ------------  ------------  -----------  ------------  ------------
TOTAL ASSETS......................................   167,967,962   374,623,001  76,598,406    680,598,396   127,226,232
                                                    ------------  ------------  -----------  ------------  ------------
LIABILITIES:
  Bank overdraft..................................        72,113            --          --             --            --
  Payable upon return of securities loaned (Note
    A)............................................    25,403,427    77,200,014  11,098,986             --    33,008,900
  Payable for investment securities purchased.....     3,252,813            --          --             --            --
  Redemptions of capital stock....................        31,306            --          --         58,579        25,350
  Payable for investment advisory and management
    fees..........................................       110,491       214,675      55,338        437,929        78,547
  Payable for distribution fees...................         3,600         4,295         983          9,558         2,365
  Accounts payable and accrued expenses...........        10,293        18,052      22,451         30,326         9,434
                                                    ------------  ------------  -----------  ------------  ------------
TOTAL LIABILITIES.................................    28,884,043    77,437,036  11,177,758        536,392    33,124,596
                                                    ------------  ------------  -----------  ------------  ------------
NET ASSETS:
  Net proceeds of capital stock, par value $.01
    per share*....................................   105,935,333   172,763,353  37,762,476    352,523,835    51,860,897
  Unrealized appreciation of investments..........    29,564,950   124,141,151  27,149,589    292,658,040    41,519,346
  Undistributed net investment income.............       772,587       281,461          --             --            --
  Accumulated net realized gain (loss) from the
    sale of investments...........................     2,811,049            --     508,584     34,880,129       721,393
                                                    ------------  ------------  -----------  ------------  ------------
TOTAL NET ASSETS..................................  $139,083,919  $297,185,965  $65,420,649  $680,062,004  $ 94,101,636
                                                    ------------  ------------  -----------  ------------  ------------
                                                    ------------  ------------  -----------  ------------  ------------
SHARES OUTSTANDING AND NET ASSET VALUE PER SHARE:
  Class A shares (based on net assets of
    $132,938,523; $291,262,852; $63,194,913;
    $670,752,599; and $90,918,223; respectively
    and 8,049,167; 13,728,864; 1,777,926;
    20,537,904; 2,964,190 shares outstanding;
    respectively).................................        $16.52        $21.22      $35.54         $32.66        $30.67
                                                    ------------  ------------  -----------  ------------  ------------
  Class B shares (based on net assets of $692,449;
    $1,527,021; $473,005; $2,178,800; and
    $841,251; respectively and 42,077; 72,226;
    13,381; 67,079; and 27,522 shares outstanding;
    respectively).................................        $16.46        $21.14      $35.35         $32.48        $30.57
                                                    ------------  ------------  -----------  ------------  ------------
  Class C shares (based on net assets of $777,170;
    $343,811; $272,033; $263,798; and $227,203;
    respectively and 47,355; 16,271; 7,684; 8,120;
    and 7,431 shares outstanding; respectively)...        $16.41        $21.13      $35.40         $32.49        $30.58
                                                    ------------  ------------  -----------  ------------  ------------
  Class H shares (based on net assets of
    $4,675,777; $4,052,281; $1,480,698;
    $6,866,807; and $2,114,959; respectively and
    284,416; 191,696; 41,886; 211,359; and 69,156
    shares outstanding; respectively).............        $16.44        $21.14      $35.35         $32.49        $30.58
                                                    ------------  ------------  -----------  ------------  ------------

*Authorized 10,000,000,000; 10,000,000,000; 100,000,000,000; 100,000,000,000; and 10,000,000,000 shares; respectively

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

STATEMENTS OF OPERATIONS

For the Year Ended August 31, 1995

--------------------------------------------------------------------------------
                                                       FORTIS                                                    FORTIS
                                                     ADVANTAGE                                                 ADVANTAGE
                                                       ASSET         FORTIS        FORTIS         FORTIS        CAPITAL
                                                     ALLOCATION     CAPITAL      FIDUCIARY        GROWTH      APPRECIATION
                                                     PORTFOLIO*       FUND          FUND           FUND        PORTFOLIO*
                                                    ------------  ------------  ------------   -------------  ------------
NET INVESTMENT INCOME:
  Income:
    Interest income...............................  $ 4,861,067   $ 3,082,278   $   363,487    $   5,043,537  $   414,831
    Dividend income...............................      190,652     1,158,022       217,598          706,607       24,705
    Fee income (Note A)...........................       14,486        23,444         5,525               --      105,994
                                                    ------------  ------------  ------------   -------------  ------------
  Total income....................................    5,066,205     4,263,744       586,610        5,750,144      545,530
                                                    ------------  ------------  ------------   -------------  ------------
  Expenses:
    Investment advisory and management fees (Note
      B)..........................................      997,289     2,246,268       537,646        4,517,570      627,249
    Distribution fees (Class A) (Note B)..........      459,062       638,395       132,504        1,445,503      277,984
    Distribution fees (Class B) (Note B)..........        1,865         4,949         1,325            7,773        2,261
    Distribution fees (Class C) (Note B)..........        2,372           973           717              747          621
    Distribution fees (Class H) (Note B)..........       14,020        12,454         5,586           20,264        6,676
    Registration fees.............................       54,783        58,488        51,358          107,000       57,771
    Shareholders' notices and reports.............       52,072        80,190        47,800          200,000       42,473
    Legal and auditing fees.......................       27,887        69,784        56,800           81,200       21,846
    Custodian fees................................       16,046        37,339        19,400           90,000       17,558
    Directors' fees and expenses..................        5,768        26,510        16,210           45,000        5,798
    Other.........................................        9,952        20,513         5,750           47,000        6,413
                                                    ------------  ------------  ------------   -------------  ------------
  Total expenses..................................    1,641,116     3,195,863       875,096        6,562,057    1,066,650
                                                    ------------  ------------  ------------   -------------  ------------
NET INVESTMENT INCOME (LOSS)......................    3,425,089     1,067,881      (288,486)        (811,913)    (521,120)
                                                    ------------  ------------  ------------   -------------  ------------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS (NOTE
  A):
  Net realized gain from security transactions....    2,925,495        24,924       928,972       38,024,044    1,148,184
  Net change in unrealized appreciation of
    investments...................................   14,902,688    51,715,498    11,231,862      108,759,948   22,420,087
                                                    ------------  ------------  ------------   -------------  ------------
NET GAIN ON INVESTMENTS...........................   17,828,183    51,740,422    12,160,834      146,783,992   23,568,271
                                                    ------------  ------------  ------------   -------------  ------------
NET INCREASE IN NET ASSETS RESULTING FROM
  OPERATIONS......................................  $21,253,272   $52,808,303   $11,872,348    $ 145,972,079  $23,047,151
                                                    ------------  ------------  ------------   -------------  ------------
                                                    ------------  ------------  ------------   -------------  ------------

*For the period November 1, 1994 through August 31, 1995 (Note C).

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

FORTIS ADVANTAGE ASSET ALLOCATION PORTFOLIO

Statements of Changes in Net Assets

--------------------------------------------------------------------------------
                                                      FOR THE
                                                     TEN-MONTH
                                                    PERIOD ENDED    FOR THE
                                                     AUGUST 31,    YEAR ENDED
                                                        1995      OCTOBER 31,
                                                      (NOTE C)        1994
                                                    ------------  ------------
OPERATIONS:
  Net investment income...........................  $  3,425,089  $  2,930,871
  Net realized gain from security transactions....     2,925,495       788,635
  Net change in unrealized appreciation
    (depreciation) of investments in securities...    14,902,688    (2,994,032)
                                                    ------------  ------------
NET INCREASE IN NET ASSETS RESULTING FROM
  OPERATIONS......................................    21,253,272       725,474
                                                    ------------  ------------
DISTRIBUTIONS TO SHAREHOLDERS:
  From net investment income
    Class A.......................................    (3,216,965)   (2,556,356)
    Class B.......................................        (4,269)           --
    Class C.......................................        (6,010)           --
    Class H.......................................       (32,044)           --
  From net realized gains on investments
    Class A.......................................      (736,358)   (5,171,318)
    Class B.......................................          (258)           --
    Class C.......................................          (158)           --
    Class H.......................................        (1,337)           --
                                                    ------------  ------------
TOTAL DISTRIBUTIONS TO SHAREHOLDERS...............    (3,997,399)   (7,727,674)
                                                    ------------  ------------
CAPITAL STOCK TRANSACTIONS:
  Proceeds from sale of shares
    Class A (934,550 and 2,102,540 shares)........    14,063,680    30,350,907
    Class B (42,825 shares).......................       660,329            --
    Class C (50,730 shares).......................       771,696            --
    Class H (290,527 shares)......................     4,432,310            --
  Proceeds from shares issued as a result of
    reinvested dividends
    Class A (247,207 and 485,931 shares)..........     3,599,514     6,992,258
    Class B (292 shares)..........................         4,448            --
    Class C (402 shares)..........................         6,160            --
    Class H (1,905 shares)........................        29,064            --
  Less cost of repurchase of shares
    Class A (1,398,564 and 1,354,658 shares)......   (20,935,112)  (19,434,221)
    Class B (1,040 shares)........................       (15,962)           --
    Class C (3,777 shares)........................       (59,287)           --
    Class H (8,016 shares)........................      (123,666)           --
                                                    ------------  ------------
NET INCREASE IN NET ASSETS FROM SHARE
  TRANSACTIONS....................................     2,433,174    17,908,944
                                                    ------------  ------------
TOTAL INCREASE IN NET ASSETS......................    19,689,047    10,906,744
NET ASSETS:
  Beginning of period.............................   119,394,872   108,488,128
                                                    ------------  ------------
  End of period (includes undistributed net
    investment income of $772,587 and $492,397,
    respectively).................................  $139,083,919  $119,394,872
                                                    ------------  ------------
                                                    ------------  ------------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

FORTIS CAPITAL FUND

Statements of Changes in Net Assets

--------------------------------------------------------------------------------
                                                      FOR THE       FOR THE
                                                     YEAR ENDED    YEAR ENDED
                                                     AUGUST 31,    AUGUST 31,
                                                        1995          1994
                                                    ------------  ------------
OPERATIONS:
  Net investment income...........................  $  1,067,881  $    982,470
  Net realized gain from security transactions....        24,924    10,237,114
  Net change in unrealized appreciation of
    investments in securities.....................    51,715,498    12,923,960
                                                    ------------  ------------
NET INCREASE IN NET ASSETS RESULTING FROM
  OPERATIONS......................................    52,808,303    24,143,544
                                                    ------------  ------------
DISTRIBUTIONS TO SHAREHOLDERS:
  From net investment income
    Class A.......................................    (1,091,491)   (1,645,959)
    Class B.......................................          (147)           --
    Class C.......................................           (24)           --
    Class H.......................................          (324)           --
  From net realized gains on investments
    Class A.......................................   (10,244,029)  (18,967,588)
    Class B.......................................        (2,531)           --
    Class C.......................................           (68)           --
    Class H.......................................        (2,368)           --
                                                    ------------  ------------
TOTAL DISTRIBUTIONS TO SHAREHOLDERS...............   (11,340,982)  (20,613,547)
                                                    ------------  ------------
CAPITAL STOCK TRANSACTIONS:
  Proceeds from sale of shares
    Class A (1,643,037 and 1,232,755 shares)......    30,014,520    21,693,806
    Class B (75,949 shares).......................     1,426,190            --
    Class C (16,667 shares).......................       315,873            --
    Class H (194,028 shares)......................     3,659,178            --
  Proceeds from shares issued as a result of
    reinvested dividends
    Class A (639,451 and 1,112,749 shares)........    10,561,400    19,145,433
    Class B (163 shares)..........................         2,678            --
    Class C (6 shares)............................            91            --
    Class H (138 shares)..........................         2,724            --
  Less cost of repurchase of shares
    Class A (1,940,448 and 2,551,486 shares)......   (35,907,590)  (44,961,545)
    Class B (3,886 shares)........................       (77,466)           --
    Class C (402 shares)..........................        (8,239)           --
    Class H (2,470 shares)........................       (47,144)           --
                                                    ------------  ------------
NET INCREASE (DECREASE) IN NET ASSETS FROM SHARE
  TRANSACTIONS....................................     9,942,215    (4,122,306)
                                                    ------------  ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS...........    51,409,536      (592,309)
NET ASSETS:
  Beginning of year...............................   245,776,429   246,368,738
                                                    ------------  ------------
  End of year (includes undistributed net
    investment income of $285,111 and $305,566,
    respectively).................................  $297,185,965  $245,776,429
                                                    ------------  ------------
                                                    ------------  ------------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

FORTIS FIDUCIARY FUND

Statements of Changes in Net Assets

--------------------------------------------------------------------------------
                                                       FOR THE         FOR THE
                                                     YEAR ENDED      YEAR ENDED
                                                     AUGUST 31,      AUGUST 31,
                                                        1995            1994
                                                    -------------   -------------
OPERATIONS:
  Net investment loss.............................  $   (288,486)   $   (230,294)
  Net realized gain from security transactions....       928,972       1,569,831
  Net change in unrealized appreciation of
    investments in securities.....................    11,231,862       2,723,976
                                                    -------------   -------------
NET INCREASE IN NET ASSETS RESULTING FROM
  OPERATIONS......................................    11,872,348       4,063,513
                                                    -------------   -------------
DISTRIBUTIONS TO SHAREHOLDERS:
  From realized gains on investments
    Class A.......................................    (1,980,907)     (4,856,194)
    Class B.......................................        (1,202)             --
    Class C.......................................          (214)             --
    Class H.......................................        (4,499)             --
                                                    -------------   -------------
TOTAL DISTRIBUTIONS TO SHAREHOLDERS...............    (1,986,822)     (4,856,194)
                                                    -------------   -------------
CAPITAL STOCK TRANSACTIONS:
  Proceeds from sale of shares
    Class A (429,389 and 515,441 shares)..........    13,255,649      15,607,235
    Class B (13,622 shares).......................       435,257              --
    Class C (8,195 shares)........................       261,396              --
    Class H (46,909 shares).......................     1,433,120              --
  Proceeds from shares issued as a result of
    reinvested dividends
    Class A (69,865 and 168,978 shares)...........     1,932,493       4,743,211
    Class B (44 shares)...........................         1,202              --
    Class C (8 shares)............................           215              --
    Class H (163 shares)..........................         4,499              --
  Less cost of repurchase of shares
    Class A (336,667 and 650,116 shares)..........   (10,434,831)    (18,268,198)
    Class B (285 shares)..........................        (9,491)             --
    Class C (519 shares)..........................       (16,128)             --
    Class H (5,186 shares)........................      (160,979)             --
                                                    -------------   -------------
NET INCREASE IN NET ASSETS FROM SHARE
  TRANSACTIONS....................................     6,702,402       2,082,248
                                                    -------------   -------------
TOTAL INCREASE IN NET ASSETS......................    16,587,928       1,289,567
NET ASSETS:
  Beginning of year...............................    48,832,721      47,543,154
                                                    -------------   -------------
  End of year.....................................  $ 65,420,649    $ 48,832,721
                                                    -------------   -------------
                                                    -------------   -------------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

FORTIS GROWTH FUND

Statements of Changes in Net Assets

--------------------------------------------------------------------------------
                                                       FOR THE        FOR THE
                                                     YEAR ENDED     YEAR ENDED
                                                     AUGUST 31,     AUGUST 31,
                                                        1995           1994
                                                    -------------  -------------
OPERATIONS:
  Net investment loss.............................  $    (811,913) $  (2,037,846)
  Net realized gain from security transactions....     38,024,044      7,321,947
  Net change in unrealized appreciation
    (depreciation) of investments in securities...    108,759,948    (24,780,117)
                                                    -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS.................................    145,972,079    (19,496,016)
                                                    -------------  -------------
DISTRIBUTIONS TO SHAREHOLDERS:
  From realized gains on investments
    Class A.......................................    (10,376,803)   (36,528,832)
    Class B.......................................         (2,186)            --
    Class C.......................................           (227)            --
    Class H.......................................         (4,517)            --
                                                    -------------  -------------
TOTAL DISTRIBUTIONS TO SHAREHOLDERS...............    (10,383,733)   (36,528,832)
                                                    -------------  -------------
CAPITAL STOCK TRANSACTIONS:
  Proceeds from sale of shares
    Class A (3,595,502 and 4,390,426 shares)......     97,595,401    120,052,496
    Class B (69,263 shares).......................      1,891,029             --
    Class C (8,239 shares)........................        233,665             --
    Class H (221,567 shares)......................      6,230,792             --
  Proceeds from shares issued as a result of
    reinvested dividends
    Class A (401,424 and 1,248,862 shares)........      9,887,238     34,930,672
    Class B (89 shares)...........................          2,186             --
    Class C (9 shares)............................            227             --
    Class H (174 shares)..........................          4,276             --
  Less cost of repurchase of shares
    Class A (4,738,197 and 4,474,493 shares)......   (129,577,320)  (125,486,181)
    Class B (2,273 shares)........................        (70,358)            --
    Class C (128 shares)..........................         (3,645)            --
    Class H (10,382 shares).......................       (309,141)            --
                                                    -------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS FROM SHARE
  TRANSACTIONS....................................    (14,115,650)    29,496,987
                                                    -------------  -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS...........    121,472,696    (26,527,861)
NET ASSETS:
  Beginning of year...............................    558,589,308    585,117,169
                                                    -------------  -------------
  End of year.....................................  $ 680,062,004  $ 558,589,308
                                                    -------------  -------------
                                                    -------------  -------------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

FORTIS ADVANTAGE CAPITAL APPRECIATION PORTFOLIO

Statements of Changes in Net Assets

--------------------------------------------------------------------------------
                                                      FOR THE
                                                     TEN-MONTH
                                                    PERIOD ENDED     FOR THE
                                                     AUGUST 31,     YEAR ENDED
                                                        1995       OCTOBER 31,
                                                      (NOTE C)         1994
                                                    ------------   ------------
OPERATIONS:
  Net investment loss.............................  $  (521,120)   $  (367,981)
  Net realized gain (loss) from security
    transactions..................................    1,148,184       (426,791)
  Net change in unrealized appreciation
    (depreciation) of investments in securities...   22,420,087     (4,853,816)
                                                    ------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS.................................   23,047,151     (5,648,588)
                                                    ------------   ------------
DISTRIBUTIONS TO SHAREHOLDERS:
  From realized gains on investments
    Class A.......................................           --     (3,890,570)
                                                    ------------   ------------
TOTAL DISTRIBUTIONS TO SHAREHOLDERS...............           --     (3,890,570)
                                                    ------------   ------------
CAPITAL STOCK TRANSACTIONS:
  Proceeds from sale of shares
    Class A (695,629 and 1,429,148 shares)........   17,177,636     33,401,050
    Class B (27,699 shares).......................      727,381             --
    Class C (7,466 shares)........................      195,229             --
    Class H (74,376 shares).......................    1,892,069             --
  Proceeds from shares issued as a result of
    reinvested dividends
    Class A (0 and 160,390 shares)................           --      3,804,448
  Less cost of repurchase of shares
    Class A (696,664 and 758,288 shares)..........  (17,143,294)   (17,748,768)
    Class B (177 shares)..........................       (4,692)            --
    Class C (35 shares)...........................         (959)            --
    Class H (5,220 shares)........................     (140,589)            --
                                                    ------------   ------------
NET INCREASE IN NET ASSETS FROM SHARE
  TRANSACTIONS....................................    2,702,781     19,456,730
                                                    ------------   ------------
TOTAL INCREASE IN NET ASSETS......................   25,749,932      9,917,572
NET ASSETS:
  Beginning of period.............................   68,351,704     58,434,132
                                                    ------------   ------------
  End of period...................................  $94,101,636    $68,351,704
                                                    ------------   ------------
                                                    ------------   ------------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

FORTIS STOCK FUNDS

Notes to Financial Statements

--------------------------------------------------------------------------------

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
   The funds are open-end, diversified management investment companies, each of which has different investment objectives and their own investment portfolios and net asset values. Asset Allocation and Capital Appreciation Portfolios are a series of Fortis Advantage Portfolios, Inc. ("Fortis Advantage") and Fortis Capital Fund is a series of Fortis Equity Portfolios, Inc. ("Fortis Equity"). The Articles of Incorporation of Fortis Advantage and Fortis Equity permits the Board of Directors to create additional portfolios in the future. The Advantage Funds, Fortis Capital Fund, Fortis Growth Fund and Fortis Fiduciary Fund offer Class A, Class B, Class C and Class H shares. The funds began to issue multiple class shares effective November 14, 1994. Class A shares are sold with a front-end sales charge. Class B and H shares are sold without a front-end sales charge and may be subject to a contingent deferred sales charge for six years, and such shares automatically convert to Class A after eight years. Class C shares are sold without a front-end sales charge and may be subject to contingent deferred sales charge for one year. All classes of shares have identical voting, dividend, liquidation and other rights and the same terms and conditions, except that the level of distribution fees charged differs between classes. Income, expenses (other than expenses incurred under each class's distribution agreement) and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

   The significant accounting policies followed by the Funds are summarized as follows:

   SECURITY VALUATION: Investments in securities traded on a national securities exchange or on the NASDAQ National Market System are valued at the last reported sales price; listed securities and over-the-counter securities for which no sale was reported are valued at the last reported bid price. Long-term debt securities are valued at current market prices on the basis of valuations furnished by an independent pricing service. Short-term investments, with maturities of less than 60 days when acquired, or which subsequently are within 60 days of maturity, are valued at amortized cost.

   SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME: Security transactions are accounted for on the trade date and dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Realized security gains and losses are determined using the identified cost method. For financial reporting purposes, except for original issue discount, the Advantage Asset Allocation portfolio does not amortize bond premium and discount.

   For the year ended August 31, 1995 for Fortis Capital Fund, Fortis Fiduciary Fund, and Fortis Growth Fund, and the ten-month period for Fortis Advantage Asset Allocation Portfolio and Capital Appreciation Portfolio, the cost of purchases and proceeds from sales of securities (other than short-term securities) were as follows:

                                                       Cost of       Proceeds
                                                      Purchases     from Sales
-------------------------------------------------------------------------------
Advantage Asset Allocation Portfolio...............  $110,235,955  $112,520,328
Fortis Capital Fund................................    80,274,156    94,848,071
Fortis Fiduciary Fund..............................     5,708,174     7,722,661
Fortis Growth Fund.................................   172,834,223   133,756,294
Advantage Capital Appreciation Portfolio...........    23,715,058    13,862,186

   LENDING OF PORTFOLIO SECURITIES: At August 31, 1995 securities were on loan to brokers from the Funds. For collateral, the Funds' custodian received cash which is maintained in a separate account and invested by the custodian in short term investment vehicles. The risks to the Funds in security lending transactions are that the borrower may not provide additional collateral when required or return the securities when due and that the proceeds from the sale of investments made with cash collateral received will be less than amounts required to be returned to the borrowers. Value of securities on loan at August 31, 1995 and fee income from securities lending was as follows for the year ended August 31, 1995 for Fortis Capital Fund, Fortis Fiduciary Fund, and for the ten-month period for Fortis Advantage Asset Allocation Portfolio and Capital Appreciation Portfolio:

                                                        Fee Income
                                                        For Period
                                                           Ended
                              Securities                August 31,
                                On Loan    Collateral      1995
-------------------------------------------------------------------
Advantage Asset Allocation
 Portfolio..................  $23,593,162  $25,403,427   $  14,486
Fortis Capital Fund.........   75,571,667   77,200,014      23,444
Fortis Fiduciary Fund.......   10,893,488   11,098,986       5,525
Advantage Capital
 Appreciation Portfolio.....   32,624,134   33,008,900     105,994

   INCOME TAXES: The portfolios intend to qualify, under the Internal Revenue Code, as regulated investment companies and if so qualified, will not have to pay federal income taxes to the extent their taxable net income is distributed. For tax purposes, each portfolio is a single taxable entity.

   On a calendar year basis, each portfolio intends to distribute substantially all of its net investment income and realized gains, if any, to avoid payment of federal excise taxes.

(continued)

--------------------------------------------------------------------------------

   Net investment income and net realized gains may differ for financial statement and tax purposes primarily because of the recognition of market discount as ordinary income for tax purposes for Advantage Asset Allocation Portfolio and wash sale transactions. The character of distributions made during the year from net investment income or net realized gains may, therefore, differ from their ultimate characterization for federal income tax purposes. Also, due to the timing of dividend distributions, the fiscal year in which amounts are distributed may differ from the year that the income or realized gains (losses) were recorded by the fund.

   On the Statement of Assets and Liabilities, due to permanent book-to-tax differences, including net operating losses of certain funds, accumulated net realized gain (loss) and undistributed net investment income have been increased (decreased), resulting in a net reclassification adjustment to reduce paid-in-capital by the following:

                        Advantage                          Advantage
                          Asset                             Capital
                       Allocation   Fiduciary   Growth    Appreciation
                        Portfolio     Fund       Fund      Portfolio
----------------------------------------------------------------------
Accumulated Net
 Realized Gain
 (Loss)..............   $(114,389)  $       0  $       0   $        0
Undistributed Net
 Investment Income...     114,389     288,486    811,913      521,120
                       -----------  ---------  ---------  ------------
Paid-in-Capital......   $       0   $(288,486) $(811,913)  $ (521,120)
                       -----------  ---------  ---------  ------------

   DEFERRED COSTS: Registration costs are deferred and charged to income over the registration period.

   INCOME AND CAPITAL GAINS DISTRIBUTIONS: It is the policy of Advantage Asset Allocation Portfolio and Fortis Capital Fund to pay quarterly distributions from net investment income; Advantage Capital Appreciation Portfolio, Fortis Fiduciary Fund and Fortis Growth Fund to pay annual distributions from net investment income. Distributions of net realized capital gains, if any, are made annually by each Fund. The distributions are recorded on the record date and are payable in cash or reinvested in additional shares of the portfolio at net asset value without any charge to the shareholder.

   ILLIQUID SECURITIES: At August 31, 1995, investments in securities for the Asset Allocation Portfolio included issues that are illiquid. The fund currently limits investments in illiquid securities to 15% of net assets, at market value, at the date of purchase. The aggregate value of such securities at August 31, 1995, was $882,500 which represents .63% of net assets. Pursuant to guidelines adopted by the Board of Directors, certain unregistered securities are determined to be liquid and are not included within the 15% limitation specified above.

B. PAYMENTS TO RELATED PARTIES: Fortis Advisers, Inc., is the investment adviser for each Fund. Investment advisory and management fees are computed for Fortis Advantage Asset Allocation, Fortis Capital Fund, Fortis Fiduciary Fund, Fortis Growth Fund and Fortis Advantage Capital Appreciation Portfolios at an annual rate of 1% of the first $100 million of average daily net assets, .80% for the next $150 million, and .70% for average assets over $250 million of each portfolio.

   In addition to the investment advisory and management fee, Classes A, B, C and H pay Fortis Investors, Inc. (the funds' principal underwriter) distribution fees equal to .45% of average daily net assets for Class A for each of Asset Allocation and Capital appreciation Portfolios and .25% of average daily net assets for Class A for each of Capital Fund, Fiduciary Fund and Growth Fund and 1.00% of average daily net assets for Classes B, C and H for each fund on an annual basis, to be used to compensate those who sell shares of the fund and to pay certain other expenses of selling fund shares. Fortis Investors, Inc. also received sales charges (paid by purchasers or redeemers of the funds' shares) as follows:

                                Class A      Class B      Class C      Class H
--------------------------------------------------------------------------------
Advantage Asset Allocation
 Portfolio...................  $  317,417   $     234    $     386    $     106
Capital Fund.................  $  490,909   $      44    $       6    $     377
Fiduciary Fund...............  $  148,813   $      44    $     104    $     180
Growth Fund..................  $1,596,267   $     802    $      32    $   1,890
Advantage Capital
 Appreciation Portfolio......  $  268,653   $     109    $       2    $     332

   Legal fees and expenses aggregating $9,601; $49,497; $40,000; $59,000 and $6,172 for Advantage Asset Allocation Portfolio, Fortis Capital Fund, Fortis Fiduciary Fund, Fortis Growth Fund, and Advantage Capital Appreciation Portfolio, respectively, for the year ended August 31, 1995 for Fortis Capital Fund, Fortis Fiduciary Fund, and Fortis Growth Fund, and for the ten-month period ended for Fortis Advantage Asset Allocation Portfolio and Capital Appreciation Portfolio, were paid to a law firm of which the secretary of the funds is a partner.

C. Effective August 31, 1995, Fortis Advantage Asset Allocation and Capital Appreciation Portfolios changed their fiscal accounting and tax year-end to August 31 (previously October 31).

(continued)

--------------------------------------------------------------------------------

D. FINANCIAL HIGHLIGHTS: Selected per share historical data was as follows:

                                                                              Class A
                                                                         For the Year Ended October 31,
                                                                  ---------------------------------------------
ASSET ALLOCATION PORTFOLIO                            1995**        1994        1993        1992        1991
---------------------------------------------------------------------------------------------------------------
Net asset value, beginning of period..............  $     14.44   $   15.43   $   14.00   $   13.34   $   10.72
                                                    -----------   ---------   ---------   ---------   ---------
Operations:
  Investment income-net...........................          .43         .37         .42         .53         .50
  Net realized and unrealized gain (loss) on
    investments...................................         2.14        (.31)       1.52         .96        2.37
                                                    -----------   ---------   ---------   ---------   ---------
Total from operations.............................         2.57         .06        1.94        1.49        2.87
                                                    -----------   ---------   ---------   ---------   ---------
Distributions to shareholders:
  From investment income-net......................         (.40)       (.33)       (.51)       (.82)       (.25)
  From net realized gains.........................         (.09)       (.72)         --          --          --
  Excess distributions of net realized gains......           --          --          --        (.01)         --
                                                    -----------   ---------   ---------   ---------   ---------
Total Distributions to Shareholders...............         (.49)      (1.05)       (.51)       (.83)       (.25)
                                                    -----------   ---------   ---------   ---------   ---------
Net asset value, end of period....................  $     16.52   $   14.44   $   15.43   $   14.00   $   13.34
                                                    -----------   ---------   ---------   ---------   ---------
Total return@.....................................        18.25%        .48%      14.20%      11.55%      27.25%
Net assets at end of period (000's omitted).......  $   132,939   $ 119,395   $ 108,488   $  89,674   $  27,270
Ratio of expenses to average daily net assets.....         1.57%*      1.55%       1.58%       1.58%       1.83%
Ratio of net investment income to average daily
 net assets.......................................         3.31%*      2.60%       2.90%       4.05%       4.11%
Portfolio turnover rate...........................          %94          94%        103%         45%         64%

                                                     Class B     Class C     Class H
ASSET ALLOCATION PORTFOLIO                            1995+       1995+       1995+
-------------------------------------------------------------------------------------
Net asset value, beginning of period..............  $ 14.27     $ 14.27     $ 14.27
                                                    ---------   ---------   ---------
Operations:
  Investment income-net...........................      .39         .39         .39
  Net realized and unrealized gains (losses) on
    investments...................................     2.26        2.21        2.24
                                                    ---------   ---------   ---------
Total from operations.............................     2.65        2.60        2.63
                                                    ---------   ---------   ---------
Distribution to shareholders:
  From investment income-net......................     (.37)       (.37)       (.37)
  From net realized gains.........................     (.09)       (.09)       (.09)
  Excess distributions of net realized gains......       --          --          --
                                                    ---------   ---------   ---------
Total distributions to shareholders...............     (.46)       (.46)       (.46)
                                                    ---------   ---------   ---------
Net asset value, end of period....................  $ 16.46     $ 16.41     $ 16.44
                                                    ---------   ---------   ---------
Total Return@.....................................    19.00%      18.64%      18.86%
Net assets end of period (000s omitted)...........  $   692     $   777     $ 4,676
Ratio of expenses to average daily net assets.....     2.12%*      2.12%*      2.12%*
Ratio of net investment income to average daily
 net assets.......................................     2.51%*      2.52%*      2.54%*
Portfolio turnover rate...........................       94%***      94%***      94%***

  * Annualized.
 ** Ten-month period ended August 31, 1995.
*** For the period ended August 31, 1995. Portfolio turnover computed at the fund level.
 @ These are the total returns during the periods, including reinvestment of all dividend and capital gains distributions without adjustments for sales charge.
  + For the period from November 14, 1994 (initial offering of shares) to August
    31, 1995.

(continued)

--------------------------------------------------------------------------------

                                                                              Class A                  August
                                                                 Year Ended August 31,                   31,
                                                    -----------------------------------------------   ---------
CAPITAL FUND                                           1995         1994        1993        1992       1991***
---------------------------------------------------------------------------------------------------------------
Net asset value, beginning of period..............  $     18.36   $   18.12   $   17.86   $   16.50   $ 13.55
                                                    -----------   ---------   ---------   ---------   ---------
Operations:
  Investment income-net...........................          .08         .07         .14         .13       .13
  Net realized and unrealized gains (losses) on
    investments...................................         3.62        1.73        1.25        1.63      4.03
                                                    -----------   ---------   ---------   ---------   ---------
Total from operations.............................         3.70        1.80        1.39        1.76      4.16
                                                    -----------   ---------   ---------   ---------   ---------
Distributions to shareholders:
  From investment income-net......................         (.08)       (.12)       (.09)       (.11)     (.18)
  From net realized gains.........................         (.76)      (1.44)      (1.04)       (.29)    (1.03)
                                                    -----------   ---------   ---------   ---------   ---------
Total distributions to shareholders...............         (.84)      (1.56)      (1.13)       (.40)    (1.21)
                                                    -----------   ---------   ---------   ---------   ---------
Net asset value, end of period....................  $     21.22   $   18.36   $   18.12   $   17.86   $ 16.50
                                                    -----------   ---------   ---------   ---------   ---------
Total return@.....................................        21.49%      10.56%       7.88%      10.77%    33.36%
Net assets end of period (000's omitted)..........  $   291,263   $ 245,776   $ 246,369   $ 223,865   $191,390
Ratio of expenses to average daily net assets.....         1.24%       1.21%       1.22%       1.23%     1.28%*
Ratio of net investment income to average daily
 net assets.......................................          .42%        .41%        .77%        .72%     1.19%*
Portfolio turnover rate...........................          %14          41%         68%         18%       34%

                                                     Class B     Class C     Class H
CAPITAL FUND                                          1995+       1995+       1995+
-------------------------------------------------------------------------------------
Net asset value, beginning of period..............  $ 18.35     $ 18.35     $ 18.35
                                                    ---------   ---------   ---------
Operations:
  Investment income-net...........................       --          --          --
  Net realized and unrealized gains (losses) on
    investments...................................     3.58        3.57        3.58
                                                    ---------   ---------   ---------
Total from operations.............................     3.58        3.57        3.58
                                                    ---------   ---------   ---------
Distribution to shareholders:
  From investment income-net......................     (.03)       (.03)       (.03)
  From net realized gains.........................     (.76)       (.76)       (.76)
                                                    ---------   ---------   ---------
Total distributions to shareholders...............     (.79)       (.79)       (.79)
                                                    ---------   ---------   ---------
Net asset value, end of period....................  $ 21.14     $ 21.13     $ 21.14
                                                    ---------   ---------   ---------
Total Return@.....................................    20.74%      20.68%      20.74%
Net assets end of period (000s omitted)...........  $ 1,527     $   344     $ 4,052
Ratio of expenses to average daily net assets.....     1.99%*      1.99%*      1.99%*
Ratio of net investment income to average daily
 net assets.......................................     (.36%)*     (.36%)*     (.37%)*
Portfolio turnover rate...........................       14%**       14%**       14%**

 @ These are the total returns during the periods, including reinvestment of all dividend and capital gains distributions without adjustments for sales charge.
  * Annualized.
 ** For the period ended August 31, 1995. Portfolio turnover computed at fund level.
*** Nine-month period ended August 31, 1991.
  + For the period from November 14, 1994 (initial offering of shares) to August
    31, 1995.

(continued)

--------------------------------------------------------------------------------

                                                                              Class A                  August
                                                                 Year Ended August 31,                   31,
                                                    -----------------------------------------------   ---------
FORTIS FIDUCIARY FUND                                  1995         1994        1993        1992       1991***
---------------------------------------------------------------------------------------------------------------
Net asset value, beginning of period..............  $     30.23   $   30.07   $   28.74   $   26.77   $ 20.27
                                                    -----------   ---------   ---------   ---------   ---------
Operations:
  Investment income (loss)-net....................         (.16)       (.14)       (.09)        .04       .06
  Net realized and unrealized gains (losses) on
    investments...................................         6.68        2.99        3.11        2.68      6.48
                                                    -----------   ---------   ---------   ---------   ---------
Total from operations.............................         6.52        2.85        3.02        2.72      6.54
                                                    -----------   ---------   ---------   ---------   ---------
Distributions to shareholders:
  From investment income-net......................           --          --          --        (.11)     (.02)
  From net realized gains.........................        (1.21)      (2.69)      (1.69)       (.64)     (.02)
                                                    -----------   ---------   ---------   ---------   ---------
Total distributions to shareholders...............        (1.21)      (2.69)      (1.69)       (.75)     (.04)
                                                    -----------   ---------   ---------   ---------   ---------
Net asset value, end of period....................  $     35.54   $   30.23   $   30.07   $   28.74   $ 26.77
                                                    -----------   ---------   ---------   ---------   ---------
Total return@.....................................        22.71%      10.17%      10.58%      10.28%    32.23%
Net assets end of period (000's omitted)..........  $    63,195   $  48,833   $  47,543   $  43,504   $39,367
Ratio of expenses to average daily net assets.....         1.62%       1.45%       1.45%       1.47%     1.46%*
Ratio of net investment income (loss) to average
 daily net assets.................................         (.53%)      (.45%)      (.31%)       .14%      .42%*
Portfolio turnover rate...........................          %12          25%         53%         26%       34%

                                                     Class B     Class C     Class H
FORTIS FIDUCIARY FUND                                 1995+       1995+       1995+
-------------------------------------------------------------------------------------
Net asset value, beginning of period..............  $ 30.15     $ 30.15     $ 30.15
                                                    ---------   ---------   ---------
Operations:
  Investment income (loss)-net....................     (.13)       (.12)       (.17)
  Net realized and unrealized gains (losses) on
    investments...................................     6.54        6.58        6.58
                                                    ---------   ---------   ---------
Total from operations.............................     6.41        6.46        6.41
                                                    ---------   ---------   ---------
Distribution to shareholders:
  From investment income-net......................       --          --          --
  From net realized gains.........................    (1.21)      (1.21)      (1.21)
                                                    ---------   ---------   ---------
Total distributions to shareholders...............    (1.21)      (1.21)      (1.21)
                                                    ---------   ---------   ---------
Net asset value, end of period....................  $ 35.35     $ 35.40     $ 35.35
                                                    ---------   ---------   ---------
Total Return@.....................................    22.38%      22.55%      22.38%
Net assets end of period (000s omitted)...........  $   473     $   272     $ 1,481
Ratio of expenses to average daily net assets.....     2.37%*      2.37%*      2.37%*
Ratio of net investment loss to average daily net
 assets...........................................    (1.31%)*    (1.31%)*    (1.29%)*
Portfolio turnover rate...........................       12%**       12%**       12%**

 @ These are the total returns during the periods, including reinvestment of all dividend and capital gains distributions without adjustments for sales charge.
  * Annualized.
 ** For the period ended August 31, 1995. Portfolio turnover computed at fund level.
*** Eight-month period ended August 31, 1991.
  + For the period from November 14, 1994 (initial offering of shares) to August
    31, 1995.

(continued)

--------------------------------------------------------------------------------

                                                                                Class A
                                                                  Year Ended August 31,
                                                    -------------------------------------------------   August 31,
GROWTH FUND                                            1995         1994         1993         1992        1991***
-------------------------------------------------------------------------------------------------------------------
Net asset value, beginning of period..............  $    26.25   $    29.09   $    24.31   $    24.40   $  17.47
                                                    ----------   ----------   ----------   ----------   -----------
Operations:
  Investment income (loss)-net....................        (.04)        (.10)        (.06)         .05         --
  Net realized and unrealized gains (losses) on
    investments...................................        6.95         (.88)        5.52         1.16       6.93
                                                    ----------   ----------   ----------   ----------   -----------
Total from operations.............................        6.91         (.98)        5.46         1.21       6.93
                                                    ----------   ----------   ----------   ----------   -----------
Distributions to shareholders:
  From investment income-net......................          --           --         (.04)        (.02)        --
  From net realized gains.........................        (.50)       (1.86)        (.64)       (1.28)        --
                                                    ----------   ----------   ----------   ----------   -----------
Total distributions to shareholders...............        (.50)       (1.86)        (.68)       (1.30)        --
                                                    ----------   ----------   ----------   ----------   -----------
Net asset value, end of period....................  $    32.66   $    26.25   $    29.09   $    24.31   $  24.40
                                                    ----------   ----------   ----------   ----------   -----------
Total return@.....................................       26.92%       (3.77%)      22.69%        4.72%     39.67%
Net assets end of period (000's omitted)..........  $  670,753   $  558,589   $  585,117   $  473,258   $325,901
Ratio of expenses to average daily net assets.....        1.13%        1.09%        1.10%        1.13%      1.20%*
Ratio of net investment income (loss) to average
 daily net assets.................................        (.13%)       (.36%)       (.20%)        .24%      (.03%)*
Portfolio turnover rate...........................          27%          23%          49%          33%        33%

                                                     Class B      Class C      Class H
GROWTH FUND                                           1995+        1995+        1995+
----------------------------------------------------------------------------------------
Net asset value, beginning of period..............  $ 25.85      $ 25.85      $ 25.85
                                                    ----------   ----------   ----------
Operations:
  Investment income (loss)-net....................     (.13)        (.10)        (.11)
  Net realized and unrealized gains (losses) on
    investments...................................     7.26         7.24         7.25
                                                    ----------   ----------   ----------
Total from operations.............................     7.13         7.14         7.14
                                                    ----------   ----------   ----------
Distribution to shareholders:
  From investment income-net......................       --           --           --
  From net realized gains.........................     (.50)        (.50)        (.50)
                                                    ----------   ----------   ----------
Total distributions to shareholders...............     (.50)        (.50)        (.50)
                                                    ----------   ----------   ----------
Net asset value, end of period....................  $ 32.48      $ 32.49      $ 32.49
                                                    ----------   ----------   ----------
Total Return@.....................................    28.17%       28.21%       28.21%
Net assets end of period (000s omitted)...........  $ 2,179      $   264      $ 6,867
Ratio of expenses to average daily net assets.....     1.88%*       1.88%*       1.88%*
Ratio of net investment loss to average daily net
 assets...........................................    (1.09%)*     (1.10%)*     (1.10%)*
Portfolio turnover rate...........................       27%**        27%**        27%**

 @ These are the total returns during the periods, including reinvestment of all dividend and capital gains distributions without adjustments for sales charge.
  * Annualized.
 ** For the period ended August 31, 1995. Portfolio turnover computed at fund level.
*** Eight-month period ended August 31, 1991.
  + For the period from November 14, 1994 (initial offering of shares) to August
    31, 1995.

(continued)

--------------------------------------------------------------------------------

                                                                              Class A
                                                                         For the Year Ended October 31,
                                                                  ---------------------------------------------
CAPITAL APPRECIATION PORTFOLIO                         1995#        1994        1993        1992        1991
---------------------------------------------------------------------------------------------------------------
Net asset value, beginning of period..............  $     23.05   $   27.38   $   19.85   $   19.80   $   11.58
                                                    -----------   ---------   ---------   ---------   ---------
Operations:
  Investment income (loss)-net***.................         (.17)       (.12)       (.30)       (.17)       (.14)
  Net realized and unrealized gain (loss) on
    investments...................................         7.79       (2.45)       7.83         .22        8.36
                                                    -----------   ---------   ---------   ---------   ---------
Total from operations.............................         7.62       (2.57)       7.53         .05        8.22
                                                    -----------   ---------   ---------   ---------   ---------
Distributions to shareholders:
  From net realized gains.........................           --       (1.76)         --          --          --
                                                    -----------   ---------   ---------   ---------   ---------
  Net asset value, end of period..................  $     30.67   $   23.05   $   27.38   $   19.85   $   19.80
                                                    -----------   ---------   ---------   ---------   ---------
Total return@.....................................        33.06%      (9.56%)     37.93%        .25%      70.98%
Net assets at end of period (000's omitted).......  $    90,918   $  68,352   $  58,434   $  43,207   $  29,992
Ratio of expenses to average daily net assets.....         1.69%*      1.62%       1.62%       1.68%       1.82%
Ratio of net investment income (loss) to average
 daily net assets.................................         (.82%)*      (.61%)     (1.23%)      (.88%)      (.97%)
Portfolio turnover rate...........................          %21          36%         60%         43%         93%

                                                     Class B     Class C     Class H
CAPITAL APPRECIATION PORTFOLIO                        1995+       1995+       1995+
-------------------------------------------------------------------------------------
Net asset value, beginning of period..............  $ 22.45     $ 22.45     $ 22.45
                                                    ---------   ---------   ---------
Operations:
  Investment income (loss)-net***.................     (.35)       (.36)       (.36)
  Net realized and unrealized gains (losses) on
    investments...................................     8.47        8.49        8.49
                                                    ---------   ---------   ---------
Total from operations.............................     8.12        8.13        8.13
                                                    ---------   ---------   ---------
Net asset value, end of period....................  $ 30.57     $ 30.58     $ 30.58
                                                    ---------   ---------   ---------
Total Return@.....................................    36.17%      36.21%      36.21%
Net assets end of period (000s omitted)...........  $   841     $   227     $ 2,115
Ratio of expenses to average daily net assets.....     2.24%*      2.24%*      2.24%*
Ratio of net investment income (loss) to average
 daily net assets.................................    (1.61%)*    (1.62%)*    (1.62%)*
Portfolio turnover rate...........................       21%**       21%**       21%**

  * Annualized.
 ** For the period ended August 31, 1995. Portfolio turnover computed at the fund level.
*** Per share amounts compiled based upon average shares outstanding for the period.
 # Ten-month period ended August 31, 1995.
 @ These are the total returns during the periods, including reinvestment of all dividend and capital gains distributions without adjustments for sales charge.
  + For the period from November 14, 1994 (initial offering of shares) to August
    31, 1995.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders

Fortis Advantage Portfolios, Inc.

Fortis Equity Portfolios, Inc.

Fortis Fiduciary Fund, Inc.

Fortis Growth Fund, Inc.:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments in securities, of Asset Allocation Portfolio and Capital Appreciation Portfolio (portfolios within Fortis Advantage Portfolios, Inc.), Fortis Capital Fund (a portfolio within Fortis Equity Portfolios, Inc.), Fortis Fiduciary Fund, Inc., and Fortis Growth Fund, Inc. as of August 31, 1995 and the related statements of operations for the year then ended (period from November 1, 1994 to August 31, 1995 for Asset Allocation Portfolio and Capital Appreciation Portfolio), the statements of changes in net assets for each of the years in the two-year period then ended (period from November 1, 1994 to August 31, 1995 and the year ended October 31, 1994 for Asset Allocation Portfolio and Capital Appreciation Portfolio), and the financial highlights presented in footnote D to the financial statements. These financial statements and the financial highlights are the responsibility of fund management. Our responsibility is to express an opinion on these financial statements and the financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Investment securities held in custody are confirmed to us by the custodian. As to securities purchased and sold but not received or delivered, we request confirmations from brokers, and where replies are not received, we carry out other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and the financial highlights referred to above present fairly, in all material respects, the financial position of Asset Allocation Portfolio, Capital Appreciation Portfolio, Fortis Capital Fund, Fortis Fiduciary Fund, Inc., and Fortis Growth Fund, Inc. as of August 31, 1995 and the results of their operations, changes in their net assets and the financial highlights for the periods stated in the first paragraph above, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Minneapolis, Minnesota
October 6, 1995

FEDERAL INCOME TAX INFORMATION

The information set forth below is for the fund's fiscal year as required by federal tax law. Shareholders, however, must report distributions on a calendar year basis for income tax purposes which may include distributions for portions of two fiscal years of the fund. Accordingly, the information needed by shareholders for income tax purposes will be sent to them in early 1996. Shareholders may wish to consult a tax advisor on how to report distributions for state and local purposes.

Fortis Advantage Asset Allocation Portfolio and Fortis Capital Fund paid income distributions, taxable as dividend income, of which 4.41% and 91.44% qualified for deduction by corporations. Detailed below are the per share distributions made for the fiscal period ended August 31, 1995. All of the capital gains distributions per share were from long term capital gains.

FORTIS ADVANTAGE ASSET ALLOCATION PORTFOLIO

Ordinary Income Per Share

RECORD DATE                                         CLASS A  CLASS B*   CLASS C*   CLASS H*
-------------------------------------------------------------------------------------------
December 16, 1994                                   $0.145    $0.140     $0.140     $0.140
March 20, 1995                                       0.120     0.110      0.110      0.110
June 19, 1995                                        0.130     0.115      0.115      0.115
-------------------------------------------------------------------------------------------
Total Distributions                                 $0.395    $0.365     $0.365     $0.365
-------------------------------------------------------------------------------------------

Long-Term Capital Gain Per Share

December 16, 1994                                   $0.0896  $0.0896    $0.0896    $0.0896
-------------------------------------------------------------------------------------------

FORTIS CAPITAL FUND

Ordinary Income Per Share

RECORD DATE                                         CLASS A  CLASS B*   CLASS C*   CLASS H*
-------------------------------------------------------------------------------------------
September 12, 1994                                  $0.010     $  --      $  --      $  --
December 12, 1994                                    0.029     0.020      0.020      0.020
March 13, 1995                                       0.025     0.005      0.005      0.005
June 13, 1995                                        0.015        --         --         --
-------------------------------------------------------------------------------------------
Total Distributions                                 $0.079    $0.025     $0.025     $0.025
-------------------------------------------------------------------------------------------

Long-Term Capital Gain Per Share

December 12, 1994                                   $0.7637  $0.7637    $0.7637    $0.7637
-------------------------------------------------------------------------------------------

FORTIS FIDUCIARY FUND

Long-Term Capital Gain Per Share

RECORD DATE                                         CLASS A  CLASS B*   CLASS C*   CLASS H*
-------------------------------------------------------------------------------------------
December 16, 1994                                   $1.2110  $1.2110    $1.2110    $1.2110
-------------------------------------------------------------------------------------------

FORTIS GROWTH FUND

Long-Term Capital Gain Per Share

RECORD DATE                                         CLASS A  CLASS B*   CLASS C*   CLASS H*
-------------------------------------------------------------------------------------------
December 16, 1994                                   $0.4951  $0.4951    $0.4951    $0.4951
-------------------------------------------------------------------------------------------

* Period from November 14, 1994 (initial offering of shares) to August 31, 1995.

DIRECTORS

RICHARD W. CUTTING               EDWARD M. MAHONEY
CPA and Financial                Prior to January, 1995,
  Consultant                       Chairman and Chief
ALLEN R. FREEDMAN                  Executive Officer
Chairman and Chief               Fortis Advisers, Inc.
  Executive Officer              Fortis Investors, Inc.
Fortis, Inc.;                    THOMAS R. PELLETT
Managing Director of             Prior to January, 1991,
Fortis International, N.V.         Senior Vice
DR. ROBERT M. GAVIN                President-Administration
President                          and Corporate Affairs
Macalester College                 and Director
BENJAMIN S. JAFFRAY              Pet, Inc.
Chairman                         ROBB L. PRINCE
Sheffield Group, Ltd.            Prior to July, 1995,
JEAN L. KING                     Vice President and
President                          Treasurer
Communi-King                     Jostens, Inc.
DEAN C. KOPPERUD                 LEONARD J. SANTOW
Chief Executive Officer          Principal
  and Director                   Griggs & Santow, Inc.
Fortis Advisers, Inc.            JOSEPH M. WIKLER
President and Director           Investment Consultant and
Fortis Investors, Inc.             Private Investor
Senior Vice President and        Prior to January, 1994,
  Director of Fortis Benefits      Director of Research,
  Insurance Company                Chief Investment Officer,
Senior Vice President of           Principal, and Director
  Time Insurance                   The Rothschild Co.
  Company

OFFICERS

DEAN C. KOPPERUD                 DENNIS M. OTT
President and Director           Vice President
ROBERT W. BELTZ, JR.             DAVID A. PETERSON
Vice President                   Vice President
JAMES S. BYRD                    NICHOLAS L. M. DE PEYSTER
Vice President                   Vice President
CHARLES J. DUDLEY                STEPHEN M. POLING
Vice President                   Vice President
THOMAS D. GUALDONI               STEPHEN M. RICKERT
Vice President                   Vice President
MAROUN M. HAYEK                  RICHARD P. ROCHE
Vice President                   Vice President
HOWARD G. HUDSON                 ANTHONY J. ROTONDI
Vice President                   Vice President
ROBERT C. LINDBERG               KEITH R. THOMSON
Vice President                   Vice President
LARRY A. MEDIN                   CHRISTOPHER J. WOODS
Vice President                   Vice President
KEVIN J. MICHELS                 GARY N. YALEN
Vice President                   Vice President
JON H. NICHOLSON                 MICHAEL J. RADMER
Vice President                   Secretary
JOHN W. NORTON                   TAMARA L. FAGELY
Vice President                   Treasurer
FRED OBSER
Vice President

INVESTMENT MANAGER,              CUSTODIAN
  REGISTRAR AND                  Norwest Bank
  TRANSFER AGENT                   Minnesota, N.A.
Fortis Advisers, Inc.            Minneapolis, Minnesota
Box 64284                        GENERAL COUNSEL
St. Paul, Minnesota 55164        Dorsey & Whitney P.L.L.P.
PRINCIPAL UNDERWRITER            Minneapolis, Minnesota
Fortis Investors, Inc.           INDEPENDENT AUDITORS
Box 64284                        KPMG Peat Marwick LLP
St. Paul, Minnesota 55164        Minneapolis, Minnesota

THE USE OF THIS MATERIAL IS AUTHORIZED ONLY WHEN PRECEDED OR ACCOMPANIED BY A PROSPECTUS.

FORTIS FINANCIAL GROUP

      Fortis Financial Group (FFG) is a premier provider of insurance and investment portfolios whose fund manager, Fortis Advisers, Inc. has established a nation wide reputation for money management. Through Fortis Investors, Inc., FFG offers mutual funds, annuities and variable universal life insurance. Life and disability products are issued and underwritten by Time Insurance Company and Fortis Benefits Insurance Company.

      With more than $5 billion assets under management, FFG is part of Fortis, a $100 billion worldwide financial services and insurance organization represented in 11 countries.

      Like the Fortis name, which comes from the Latin for steadfast, our focus is on the long-term in all we do: the relationships we build, the performance we seek, the service we provide and the products we offer.

    [LOGO]
                                ----------------
                                   Bulk Rate
FORTIS FINANCIAL GROUP             US Postage
P.O. Box 64284
St. Paul, MN 55164                    PAID

                                Permit No. 3794
                                Minneapolis, MN
                               ------------------

    [LOGO]
        PRINTED ON RECYCLED PAPER WITH
        40% PRECONSUMER WASTE AND
        10% POST CONSUMER WASTE.
        PLEASE RECYCLE.

98144 (Ed. 10/95)

SPECIAL
PORTFOLIOS,
INC.

(A series fund with two separate
portfolios, each with different
goals and investment policies:
Stock Portfolio and Cash
Portfolio)
PROSPECTUS DATED
March 1, 1995

MAILING         STREET ADDRESS:     TELEPHONE: (612)
ADDRESS:        500 BIELENBERG      738-4000
P.O. BOX 64284  DRIVE               TOLL FREE
ST. PAUL        WOODBURY            1-(800) 800-2638
MINNESOTA       MINNESOTA 55125     (X 3012 OR 3014)
55164

Special Portfolios, Inc. ("Special") is a diversified, open-end management investment company that is intended to provide a range of investment alternatives through its two separate investment portfolios (the "Portfolios"), each of which is, for investment purposes, in effect a separate fund with its own separate goals and investment policies. A separate series of capital shares is issued for each Portfolio.

"Stock Portfolio" has primary investment objectives of capital appreciation and the realization of long and short-term capital gains. Stock Portfolio invests primarily in equity securities of companies which appear to possess superior potential for appreciation in value ("growth companies").

"Cash Portfolio" has primary investment objectives of high levels of capital stability and liquidity and, to the extent consistent with these primary objectives, a high level of current income. Cash Portfolio will invest in a diversified portfolio of investment grade bonds and other debt securities which management considers to be of similar quality maturing in 25 months or less.

Special is designed to serve as an investment vehicle for:

  1) officers, directors, employees, retirees, sales representatives, agents, shareholders, and certain other persons closely identified with Fortis, Inc.; Jostens, Inc.; The St. Paul Companies, Inc.; or the affiliates of any of the above companies;

  2) officers and directors of Special; or

  3) pension, profit sharing, and other retirement plans created for the benefit of any of the above persons.

This Prospectus concisely sets forth the information a prospective investor should know about Special before investing. Investors should retain this Prospectus for future reference. Special has filed a Statement of Additional Information (also dated March 1, 1995) with the Securities and Exchange Commission. The Statement of Additional Information is available free of charge from Fortis Investors, Inc. ("Investors") at the above mailing address of Special, and is incorporated by reference into this Prospectus in accordance with the Commission's rules. SHARES IN SPECIAL ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK; ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; AND INVOLVE INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

LOGO
                                           TABLE OF CONTENTS

                                       PAGE
Summary of Portfolio Expenses.....           2
Financial Highlights..............           2
Organization and Classification...           3
Investment Objectives and
 Policies.........................           3
    - Stock Portfolio.............           3
    - Cash Portfolio..............           4
    - Other Investment Practices
        of the Portfolios.........           5
Management........................           5
    - Board of Directors..........           5
    - The Investment Adviser/
      Transfer Agent/Dividend
      Agent.......................           5
    - Expenses and Allocations
      Between Portfolios..........           5
    - Brokerage Allocation........           6

                                       PAGE
Capital Stock.....................           6
Shareholder Inquiries.............           6
Dividends and Capital Gains
 Distributions....................           6
Taxation..........................           6
How to Buy Portfolio Shares.......           6
    - Minimum Investments.........           6
    - Investing by Telephone......           6
    - Investing by Wire...........           7
    - Investing by Mail...........           7
    - Public Offering Price.......           7
    - Special Purchase Plans......           7
    - The Underwriter.............           8
Redemption........................           8
Systematic Investment Plan
 Authorization Agreement..........           9

No broker-dealer, sales representative, or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by Special or Investors. This Prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

SUMMARY OF PORTFOLIO EXPENSES

ANNUAL PORTFOLIO OPERATING EXPENSES (AS A % OF AVERAGE NET ASSETS)

                                  STOCK          CASH
                                PORTFOLIO     PORTFOLIO
                               ------------  ------------
Investment Advisory and
 Management Fees (after fee
 waiver).....................        1.00%          .20%
Other Expenses...............         .15%          .22%
                                      ---           ---
    TOTAL PORTFOLIO OPERATING
     EXPENSES................        1.15%          .42%

EXAMPLE

You would pay the following cumulative expenses on a $1,000 investment over various time periods assuming:(1) a 5% annual return; and (2) redemption at the end of each time period. As noted above, Special charges no redemption fee of any kind.

                       1 YEAR       3 YEARS      5 YEARS     10 YEARS
                     -----------  -----------  -----------  -----------
Stock Portfolio....   $      12    $      37    $      63    $     140
Cash Portfolio.....   $       4    $      13    $      24    $      53

The above example used 1994 historical data as a basis for the estimated expenses of the time periods indicated and should not be considered a representation of past or future expenses or performance. Actual expenses may be greater or less than those shown.

The purpose of these tables is to assist the investor in understanding the various costs and expenses that an investor in Special will bear, whether directly or indirectly. For Cash Portfolio, the Annual Portfolio Operating Expenses table takes into account the voluntary .1 of 1% investment advisory and management fee waiver (see "Expenses and Allocation Between Portfolios"). Had this waiver not been taken into account, the Investment Advisory and Management Fees would be .30%, resulting in Total Portfolio Operating Expenses of .52%. For a more complete description of the various costs and expenses, see "Management" and "How to Buy Portfolio Shares".

FINANCIAL HIGHLIGHTS
(For a share outstanding throughout the period)

The information below has been derived from audited financial statements and should be read in conjunction with the financial statements of Special found in its 1994 Annual Report to Shareholders.

STOCK PORTFOLIO

                                                                                                                     YEAR ENDED
                                                                                                                      DECEMBER
                                                                    YEAR ENDED OCTOBER 31,                              31,
                                            -----------------------------------------------------------------------  ----------
                                               1994        1993        1992        1991        1990       1989***       1988
------------------------------------------------------------------------------------------------------------------------------
Net asset value, beginning of period......  $   38.59   $   33.22   $   31.51   $   20.65   $   25.89    $   18.67   $   17.37
Operations:
  Investment income (loss)--net...........       (.12)       (.15)        .04         .06         .33          .02          --
  Net realized and unrealized gain (loss)
   on investments.........................      (2.44)       6.97        2.48       12.75      (3.83)         7.20        1.35

-------------------------------------------------------------------------------------------------------------------------------
Total from operations.....................      (2.56)       6.82        2.52       12.81      (3.50)         7.22        1.35
-------------------------------------------------------------------------------------------------------------------------------
Distributions to shareholders:
  From investment income--net.............         --        (.03)       (.03)       (.34)      (.04)           --        (.02)
  From net realized gains.................      (2.09)      (1.42)       (.78)      (1.61)     (1.70)           --        (.03)
-------------------------------------------------------------------------------------------------------------------------------
Total distributions to shareholders.......      (2.09)      (1.45)       (.81)      (1.95)     (1.74)           --        (.05)
-------------------------------------------------------------------------------------------------------------------------------
Net asset value, end of period............  $   33.94   $   38.59   $   33.22   $   31.51   $   20.65    $   25.89   $   18.67
-------------------------------------------------------------------------------------------------------------------------------
Total return**............................      (6.88%)     21.15%       8.05%      66.55%     (14.31  %)     38.67%      7.77%
Net assets at end of period (000's
 omitted).................................  $  75,465   $  76,492   $  61,586   $  53,201   $  29,862    $  27,023   $  21,695
Ratio of expenses to average daily net
 assets...................................       1.15%       1.13%       1.13%       1.21%       1.25  %      1.33%*      1.37%
Ratio of net investment income (loss) to
 average daily net assets.................       (.36 %)      (.41 %)       .13%       .19%      1.34  %       .07%*       .02%
Portfolio turnover rate...................         26%         37%         38%         45%         63  %        38%         96%
-------------------------------------------------------------------------------------------------------------------------------


                                               1987        1986        1985
------------------------------------------
Net asset value, beginning of period......  $   24.80   $   21.88   $   15.90
Operations:
  Investment income (loss)--net...........       (.06)       (.03)        .16
  Net realized and unrealized gain (loss)
   on investments.........................       (.71)       4.32        6.03
------------------------------------------
Total from operations.....................       (.77)       4.29        6.19
------------------------------------------
Distributions to shareholders:
  From investment income--net.............         --        (.14)       (.21)
  From net realized gains.................      (6.66)      (1.23)         --
------------------------------------------
Total distributions to shareholders.......      (6.66)      (1.37)       (.21)
------------------------------------------
Net asset value, end of period............  $   17.37   $   24.80   $   21.88
------------------------------------------
Total return**............................      (5.11 )%     20.40%     39.22%
Net assets at end of period (000's
 omitted).................................  $  20,730   $  23,499   $  21,158
Ratio of expenses to average daily net
 assets...................................       1.22%       1.25%       1.10%
Ratio of net investment income (loss) to
 average daily net assets.................       (.22 %)      (.14 %)       .79%
Portfolio turnover rate...................         92%         79%        132%
------------------------------------------

  * Annualized.

 ** These are Stock Portfolio's total returns during the periods, including reinvestment of all dividend capital gains distributions.

*** For the ten month period ended October 31, 1989.

CASH PORTFOLIO

                                      YEAR ENDED OCTOBER 31,
                   -------------------------------------------------------------
                      1994         1993         1992         1991        1990
--------------------------------------------------------------------------------
Net asset value,
 beginning of
 year............  $    9.79    $   10.03    $   10.20    $   10.09   $   10.00
Operations:
  Investment
   income--net...        .56          .70          .81          .72         .77
  Net realized
   and unrealized
   gain (loss) on
   investments...       (.29)        (.24)        (.15)         .09          --

--------------------------------------------------------------------------------
Total from
 operations......        .27          .46          .66          .81         .77
--------------------------------------------------------------------------------
Distributions to
 shareholders:
  From investment
   income--net...       (.60)        (.70)        (.83)        (.70)       (.68)
--------------------------------------------------------------------------------
Net asset value,
 end of year.....  $    9.46    $    9.79    $   10.03    $   10.20   $   10.09
--------------------------------------------------------------------------------
Total return**...       2.85%        4.74%        6.73%        8.28%       7.91%
Net assets at end
 of year (000's
 omitted)........  $  27,571    $  25,604    $  21,901    $  20,326   $  18,739
Ratio of expenses
 to average daily
 net assets......        .42%*        .39%*        .40%*        .52%        .52%
Ratio of net
 investment
 income to
 average daily
 net assets......       5.90%*       7.04%*       7.55%*       7.36%       8.03%
Portfolio
 turnover rate...         58%          29%          69%          66%         34%
--------------------------------------------------------------------------------

 * For the years ended October 31, 1994, 1993, and 1992, the advisor voluntarily waived a portion of the investment advisory and management fee. Had Cash Portfolio paid all the advisory fee, the ratios of expenses and net investment income to total net assets would have been .52% and 5.80%; .49% and 6.94%; and .50% and 7.45% for 1994, 1993, and 1992, respectively.

** These are Cash Portfolio's total returns during the periods, including reinvestment of all dividend and capital gains distributions.

Each Portfolio may advertise its "cumulative total return," "average annual total return," "systematic investment plan cumulative total return," and "systematic investment plan average annual total return," and may compare such figures to recognized indices. Each Portfolio may advertise its relative performance as compiled by outside organizations such as Lipper Analytical or Wiesenberger, or refer to publications which have mentioned Special, Fortis Advisers, Inc., or their personnel, and also may advertise other performance items as set forth in the Statement of Additional Information. The performance discussion required by the Securities and Exchange Commission is found in Special's Annual Report to Shareholders and will be made available without charge upon request.

ORGANIZATION AND CLASSIFICATION

Special was incorporated under Minnesota law in 1965 and is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 (the "1940 Act") as an "open-end diversified management investment company". Special is currently comprised of two separate Portfolios--the Stock Portfolio and the Cash Portfolio. Each Portfolio is, for investment purposes, in effect a separate investment fund. A separate series of capital shares is issued for each Portfolio. Each share issued with respect to a Portfolio has a pro-rata interest in the assets of that Portfolio and has no interest in the assets of any other Portfolio. Each Portfolio bears its own liabilities and also its proportionate share of the general liabilities of Special. In other respects, Special is treated as one entity.

INVESTMENT OBJECTIVES AND POLICIES

Through careful selection, broad diversification, and constant supervision, the management of Special aims to limit and counteract various types of risk that are inherent in all securities, and advance the value of Special's assets. There is risk in all investments and fulfillment of Special's objectives cannot be assured.

Since each Portfolio has different investment objectives, each can be expected to have different investment results and incur different market and financial risks. There can be no assurance that any of these objectives will be met. Special may establish other Portfolios with different investment objectives, without the approval of the shareholders of the existing Portfolios.

The investment objectives of the Portfolios and, except as otherwise noted, their investment policies could be changed without shareholder approval.

STOCK PORTFOLIO

The primary investment objectives of Stock Portfolio are appreciation of capital and the realization of both long and short-term capital gains. Consistent with such objectives, Stock Portfolio invests in so-called "growth" companies (companies which appear to possess superior potential for appreciation in value). Stock Portfolio may also invest in the securities of companies in cyclical industries when substantial increases in the market value of their securities are foreseen. Stock Portfolio will, to the extent feasible, keep its assets fully invested, but may maintain a moderate reserve of cash and high-grade, short-term debt securities (a) pending investment in accordance with its policies, and (b) to the extent necessary to make redemptions. These policies may not be changed without shareholder approval.

In seeking to attain its investment objectives, Stock Portfolio will invest primarily in common stocks or securities convertible into common stocks.
Occasionally, however, limited amounts may be invested in other types of securities (such as nonconvertible preferred and debt securities). In periods when a more defensive position is deemed warranted, Stock Portfolio may invest in high-grade preferred stocks, bonds, and other fixed income securities (whether or not convertible into or carrying rights to purchase common stocks), or retain cash, all without limitation. Stock Portfolio also may invest in repurchase agreements. Stock Portfolio may invest in both listed and unlisted securities, and in foreign as well as domestic securities.

CASH PORTFOLIO

The objectives of Cash Portfolio are high levels of capital stability and liquidity and, to the extent consistent with these primary objectives, a high level of current income. The Portfolio intends to achieve these objectives through investment in a diversified portfolio of investment grade bonds and other debt securities which management considers to be of similar quality.

Cash Portfolio is different from a money market mutual fund in that Cash Portfolio does not attempt to maintain its net asset value at any set price, its average portfolio maturity tends to be longer, and, as a result, the net asset value per share can fluctuate. The Portfolio will not purchase any security that has a maturity date (as defined herein) more than 25 months from the date of acquisition.

Cash Portfolio pursues its objectives by investing exclusively in the following:

         1. Corporate debt obligations rated at the time of purchase within the four highest investment grades assigned by Moody's Investors Service, Inc. ("Moody's") (Aaa, Aa, A or Baa) or Standard & Poor's Corporation ("S&P") (AAA, AA, A or BBB), or comparably rated by another nationally recognized rating agency, or nonrated corporate debt obligations which Advisers considers to be of similar quality; provided, however, that investments in nonrated corporate debt obligations will not exceed 25% of the Portfolio's total assets. Investments rated Baa by Moody's or BBB by S&P are generally regarded as having been issued by corporations with an adequate capacity to pay principal and interest when they come due. Unlike the higher rated categories in both Moody's and S&P, however, bonds rated Baa and BBB are regarded as somewhat more speculative in nature. See the Statement of Additional Information for a discussion of S&P and Moody's ratings.

         2. Securities of, or guaranteed by, the United States Government, its agencies, or instrumentalities.

         3. Securities (payable in United States dollars) of, or guaranteed by, the Government of Canada or of a province of Canada or any instrumentality or political subdivision thereof, such securities not to exceed 25% of the Portfolio's total assets, and securities of foreign companies (which do not include domestic branches of foreign banks and foreign branches of domestic banks), such securities not to exceed 15% of the Portfolio's total assets.

There may be certain risks connected with investing in such securities, including risks of adverse political and economic developments, the possible imposition of exchange controls or other governmental restrictions, and the possibility that there will be less information on such securities and their issuers available to the public.

         4. Obligations of: (a) domestic or Canadian-chartered banks having total assets in excess of one billion dollars; and (b) foreign branches of domestic banks, and domestic branches of foreign banks, where the parent bank has total assets in excess of one billion dollars; provided, that no more than 49% of Cash Portfolio's total assets may be invested in foreign branches of domestic banks and domestic branches of foreign banks, collectively. Such obligations of domestic, Canadian, and foreign banks may include, but are not limited to, certificates of deposit ("C/Ds"), letters of credit, and bankers' acceptances ("B/ As"). For this purpose, "bank" includes commercial banks, savings banks, and savings and loan associations.

Overall, with respect to investments set forth in this paragraph and in paragraph 3 above, in addition to the other limitations set forth in this Prospectus, Cash Portfolio may not invest more than 49% of the value of its total assets collectively in: (i) securities of, or guaranteed by, the Government of Canada, a Province of Canada, or any instrumentality or political subdivision thereof; (ii) securities of foreign companies; and (iii) securities of domestic branches of foreign banks and foreign branches of domestic banks.

         5. Commercial paper obligations rated A-2 or better by S&P or Prime-2 or better by Moody's, or comparably rated by another nationally recognized rating agency or, if not rated, issued or guaranteed by companies with an outstanding unsecured debt issue currently rated Baa or better by Moody's or BBB or better by S&P, or comparably rated by another nationally recognized rating agency. For a discussion of commercial paper ratings by S&P and Moody's, see Appendix A to the Statement of Additional Information.

         6. Mortgage-backed securities, including, for example, mortgage pass-through securities (such as those issued by the Government National Mortgage Association, the Federal National Mortgage Association, and various private organizations), mortgage-backed bonds, and collateralized mortgage obligations, which are rated A or better at the time of purchase by Moody's or S&P, or comparably rated by another nationally recognized rating agency, or, if not rated, which are of comparable investment quality as determined by Advisers, subject to review by the Board of Directors. For a discussion of investment risks associated with mortgage-backed securities, see the Statement of Additional Information.

         7. Extendible notes that provide for an optional maturity date, at Cash Portfolio's option, of 25 months or less from the date of acquisition. Extendible notes issued with maturity dates in excess of 25 months from the date of issuance that provide for optional maturity dates, at the holder's option, of 25 months or less shall be deemed by the Portfolio to have been issued with the shorter optional maturity dates. Such extendible notes must bear ratings by Moody's or S&P, or comparably rated by another nationally recognized rating agency, that are acceptable to the Portfolio with respect to other forms of investments (see paragraph 1, above) and may not account for greater than 25% of the total assets of the Portfolio.

An investment in an extendible note is liquid, and the note may be resold to another investor prior to its optional maturity date at its market value. The market value of an extendible note with a given optional maturity date is determined and fluctuates in a similar manner as the market value of a fixed maturity note with a maturity equivalent to the optional maturity of the extendible note. Compared to fixed-term notes of the same issuer, however, extendible notes with equivalent optional maturities generally yield higher returns and, in the opinion of Special's investment adviser, do not represent a material increase in risk to the Portfolio.

         8. Repurchase agreements in connection with obligations which are suitable for investment under the categories set forth above.

         9. Cash Portfolio may purchase obligations other than those listed above if the obligation is accompanied by a guarantee of principal and interest, provided that the guarantee is that of a bank or corporation whose certificates of deposit or commercial paper may otherwise be purchased by Cash Portfolio.

OTHER INVESTMENT PRACTICES OF THE PORTFOLIOS

RESTRICTED AND ILLIQUID SECURITIES. Cash Portfolio may invest up to 5% of the value of its total assets (at the time of investment) in securities which it might not be free to sell to the public without registration of such securities under the Securities Act of 1933. Stock Portfolio may invest up to 5% of its total assets in securities (both debt and equity) of any issuer which are not readily marketable. These fundamental policies are restricted further by nonfundamental policies that prohibit each Portfolio from investing more than an aggregate of 5% of the value of its respective total assets in companies which have been in business for less than three years.

The Portfolios may invest in variable amount master demand notes. These instruments are short-term, unsecured promissory notes issued by corporations to finance short-term credit needs.

BORROWING OF MONEY. Cash Portfolio may borrow money from banks as a temporary measure to facilitate redemptions. As a fundamental policy, however, borrowings may not exceed 10% of the value of such Portfolio's total assets and no additional investment securities may be purchased by Cash Portfolio while outstanding bank borrowings exceed 5% of the value of such Portfolio's total assets. Interest paid on borrowings will not be available for investment. Stock Portfolio may not borrow money as a fundamental policy.

MANAGEMENT

BOARD OF DIRECTORS

Under Minnesota law, the Board of Directors of Special (the "Board of Directors") has overall responsibility for managing Special in good faith, in a manner reasonably believed to be in the best interests of Special, and with the care an ordinarily prudent person would exercise in similar circumstances. However, this management may be delegated.

The Articles of Incorporation of Special limit the liability of directors to the fullest extent permitted by law.

THE INVESTMENT ADVISER/TRANSFER AGENT/DIVIDEND AGENT

Fortis Advisers, Inc. ("Advisers") is the investment adviser, transfer agent, and dividend agent for each Portfolio. Advisers has been managing investment company portfolios since 1949, and is indirectly owned 50% by Fortis AMEV and 50% by Fortis AG, diversified financial services companies. In addition to providing investment advice, Advisers is responsible for management of Special's business affairs, subject to the overall authority of the Board of Directors. Advisers' address is that of Special.

Stephen M. Poling (Executive Vice President of Advisers), James S. Byrd (Vice President of Advisers), and Keith R. Thomson (Vice President of Advisers) have managed Stock Portfolio, along with other equity portfolios of Advisers, since 1983, 1991, and 1988, respectively. For at least the remainder of the five years prior to the date of this Prospectus, Mr. Byrd was Senior Vice President of Templeton Investment Counsel, Inc., Ft. Lauderdale, Florida.

Dennis M. Ott (Senior Vice President of Advisers) and Diane M. Gotham (Fixed Income Analyst of Advisers) have managed Cash Portfolio since 1989 and 1994, respectively. Prior to August, 1994, graduate student, University of Minnesota; prior to July, 1993, Advisory Systems Engineer, IBM Corp., Minneapolis, Minnesota, for at least the remainder of the five years prior to the date of this Prospectus.

EXPENSES AND ALLOCATIONS BETWEEN PORTFOLIOS

For the most recent fiscal year, the ratio of Stock Portfolio's and Cash Portfolio's total operating expenses as a percentage of average daily net assets were 1.15% and .42%, respectively.

Included in these totals were the advisory fees paid to Advisers, which equaled 1.00% and .20% (after fee waiver), respectively. While Stock Portfolio's fee is higher than that paid by many other investment companies, it is partially offset by the added costs which Advisers pays (which other investment companies pay), such as acting as registrar, transfer agent, and dividend agent.

Advisers has voluntarily agreed to waive a portion of the advisory fee equal  to
 .1 of 1% of average net assets otherwise payable by Cash Portfolio until Cash Portfolio's net assets first reach $50 million.

BROKERAGE ALLOCATION

Advisers may consider sales of shares of Special, and of other funds advised by Advisers, as a factor in the selection of broker-dealers to execute Special securities transactions when it is believed that this can be done without causing Special to pay more in brokerage commissions than it would otherwise.

CAPITAL STOCK

Special has only common shares with equal voting rights.

SHAREHOLDER INQUIRIES

Inquiries should be directed to your broker-dealer or sales representative, or to Special at the telephone number or mailing address listed on the cover of this Prospectus. A $10 fee will be charged for copies of Annual Account Summaries older than the preceding year.

DIVIDENDS AND CAPITAL GAINS DISTRIBUTIONS

Cash Portfolio's policy is to pay quarterly dividends from net investment income. Stock Portfolio pays dividends annually. Both Portfolios make distributions of any realized capital gains annually. These dividends and capital gains are distributed on the record date. Such dividends and capital gains distributions will be made in the form of additional shares of the same Portfolio unless the shareholder sends Special a written request that either or both be sent to the shareholder.

TAXATION

Each Portfolio will distribute substantially all of its net income and capital gains to its shareholders. Distributions from each Portfolio are taxable to shareholders, whether paid in cash or reinvested. Dividends paid from the net income of the Portfolios must be treated as ordinary income by its shareholders. Dividends paid from the Portfolios' net capital gains and designated in the shareholder's Annual Account Summary as long-term capital gain distributions are treated as long-term capital gains by shareholders, regardless of the length of time for which they have held their shares in a Portfolio.

Information about the tax status of each year's dividends and distributions will be mailed annually.

Prior to purchasing shares of a Portfolio, prospective shareholders (except for tax qualified retirement plans) should consider the impact of dividends or capital gains distributions which are expected to be announced, or have been announced but not paid. Any such dividends or capital gains distributions paid shortly after a purchase of shares by an investor prior to the record date will have the effect of reducing the per share net asset value by the amount of the dividends or distributions. All or a portion of such dividends or distributions, although in effect a return of capital, is subject to taxation. As of October 31, 1994, approximately 34% of Stock Portfolio's net assets represented unrealized appreciation, undistributed net investment income, and accumulated net realized gains or losses.

HOW TO BUY PORTFOLIO SHARES

MINIMUM INVESTMENTS

A minimum initial investment of $500 normally is required. An exception to this minimum (except on telephone or wire orders) is the "Systematic Investment Plan" ($25 per month by "Pre-authorized Check Plan" or $50 per month on any other basis). The minimum subsequent investment normally is $50, again subject to the above exception.

INVESTING BY TELEPHONE

Your registered representative may make your purchase ($500 minimum) by telephoning the number on the cover page of this Prospectus. In addition, the Account Application which accompanies this Prospectus must be promptly forwarded. If you have a Fortis registered representative, please make your check payable to Fortis Investors, Inc. and mail it with your Application to "CM-9651, St. Paul, MN 55170-9651". If you have another broker-dealer, please make your check payable to Fortis Funds and mail it with your Application to "CM-9614, St. Paul, MN 55170-9614." Shareholders may not place telephone orders themselves.

INVESTING BY WIRE

A shareholder having an account with a commercial bank that is a member of the Federal Reserve System may purchase shares ($500 minimum) by requesting their banks to transmit immediately available funds (Federal Funds) by wire to:

First Bank National Association
ABA #091000022, credit account no: 1-702-2514-1341
Fortis Funds Purchase Account
For further credit to __________________________________________________________
                                        (name of client)
Fortis Account NBR _____________________________________________________________

Before making an initial investment by wire, your broker-dealer must first telephone Investors at the number on the cover page of this Prospectus to open your account and obtain your account number. In addition, the Account Application which accompanies this Prospectus must be promptly forwarded to Investors at the mailing address in the "Investing by Mail" section of this Prospectus. Additional investments may be made at any time by having your bank wire Federal Funds to the above address for credit to your account. Such investments may be made by wire even if the initial investment was by mail.

INVESTING BY MAIL (ADDRESS: CM-9614, ST. PAUL, MN 55170-9614)

The Account Application which accompanies this Prospectus must be completed, signed, and sent with a check or other negotiable bank draft, payable to "Fortis Funds." Additional purchases may be made at any time by mailing a check or other negotiable bank draft along with your confirmation stub. The account to which the subsequent purchase is to be credited should be identified as to the name(s) of the registered owner(s) and by account number.

PUBLIC OFFERING PRICE

The public offering prices of the Portfolios' shares are determined once daily, and are equal to the net asset values per share of the shares next calculated after receipt of the purchase order. The Portfolios' net asset values per share are determined by dividing the value of the securities owned by the Portfolio, plus any cash or other assets, less all liabilities, by the number of the Portfolio's shares outstanding. The portfolio securities in which the Portfolios invest fluctuate in value, and hence the net asset values per share of the Portfolios also fluctuate. The net asset values of the Portfolios' shares are determined as of the primary closing time for business on the New York Stock Exchange (the "Exchange") on each day on which the Exchange is open. If shares are purchased through another broker-dealer who receives the order prior to the close of the Exchange, then Investors will apply that day's price to the order as long as the broker-dealer places the order with Investors by the end of the day.

Securities are generally valued at market value. A security listed or traded on the exchange is valued at its last sale price on the exchange where it is principally traded on the day of valuation. Lacking any sales on the exchange where it is principally traded on the day of valuation, prior to the time as of which assets are valued, the security generally is valued at the previous day's last sale price on that exchange. A security listed or traded on the Nasdaq National Market is valued at its last sale price that day, and lacking any sales that day on the Nasdaq National Market, the security generally is valued at the last bid price.

When market quotations are not readily available, or when restricted securities or other assets are being valued, such securities or other assets are valued at fair value as determined in good faith by management under supervision of the Board of Directors. However, debt securities may be valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional-size trading units of debt securities when such valuations are believed to more accurately reflect the fair market value of such securities. Short-term investments in debt securities with maturities of less than 60 days when acquired, or which subsequently are within 60 days of maturity, are valued at amortized cost. Purchases and sales by the Portfolios after 2:00 P.M. Central Time normally are not recorded until the following day.

SPECIAL PURCHASE PLANS

For information on any of the following special purchase or transfer plans, see the Statement of Additional Information or contact your broker-dealer or sales representative. Any plan involving systematic purchases may, at Advisers' option, result in transactions under such plan being confirmed to the investor quarterly, rather than as a separate notice following the transaction.

TAX SHELTERED RETIREMENT PLANS Individual Retirement Accounts ("IRAs"), Keogh, Pension, Profit Sharing, and 403(b) accounts are available.

GIFTS OR TRANSFERS TO MINOR CHILDREN Adults can make an irrevocable gift or transfer of up to $10,000 annually per child ($20,000 for married couples) to as many children as they choose without having to file a Federal gift tax return.

SYSTEMATIC INVESTMENT PLAN Voluntary $25 or more per month purchases by "Pre-authorized Check Plan" (see form in this

Prospectus) or $50 or more per month by any other means enable an investor to lower his or her average cost per share through the principle of "dollar cost averaging;"

TELEPHONE TRANSFER PRIVILEGE Except for participants in the Fortis, Inc. 401(k) Plan, shareholders who have given written pre-authorization may by means of a telephone call to Special transfer part or all of their investment in either of the Portfolios of Special to the other Portfolio of Special or to one of the other funds managed by Advisers. However, any applicable sales charges must be paid if the money is transferred from either Portfolio of Special to any load fund. A shareholder initiates a transfer by writing to or telephoning his or her broker-dealer, sales representative, or Special regarding the shares to be exchanged. Telephone exchanges will be permitted only if the shareholder completes and returns the Telephone Transfer Authorization Form. During times of chaotic economic or market circumstances, a shareholder may have difficulty reaching his or her broker-dealer, sales representative, or Special by telephone. Consequently, a telephone exchange may be difficult to implement at those times. (See "Redemption".)

Advisers reserves the right to restrict the frequency of--or otherwise modify, condition, terminate, or impose charges upon--the transfer privilege, all with 30 days notice to shareholders.

THE UNDERWRITER

Fortis Investors, Inc. ("Investors"), a subsidiary of Advisers, is Special's underwriter. Investors' address is that of Special. Investors reserves the right to reject any purchase order. The following persons are affiliated with both Investors and Special: Dean C. Kopperud is a director and officer of both; Stephen M. Poling and Robert J. Clancy are directors of Investors and officers of both; and Dennis M. Ott, James S. Byrd, Robert C. Lindberg, Keith R. Thomson, Robert W. Beltz, Jr., Thomas D. Gualdoni, Larry A. Medin, John W. Norton, David
G. Carroll, Chris J. Neuharth, Carol M. Houghtby, Tamara L. Fagely, John E. Hite, Thomas E. Erickson, and Gregory S. Swenson are officers of both.

REDEMPTION

Registered holders of Special shares may redeem their shares without any charge at the per share net asset value next determined following receipt by Special of a written redemption request in proper form (and a properly endorsed stock certificate if one has been issued). However, if shares are redeemed through another broker-dealer who receives the order prior to the close of the Exchange, then Investors will apply that day's price to the order as long as the broker-dealer places the order with Investors by the end of the day. Some broker-dealers may charge a fee to process redemptions.

Any certificates should be sent to Special by certified mail. Share certificates and/or stock powers, if any, tendered in redemption must be endorsed and executed exactly as the shares are registered. If the redemption proceeds are to be paid to the registered holder and sent to the address of record, normally no signature guarantee is required unless Advisers does not have the shareholder's signature on file and the redemption proceeds are greater than $25,000. However, for example, if the redemption proceeds are to be paid to someone other than the registered holder, sent to a different address, or the shares are to be transferred, the owner's signature must be guaranteed by a bank, broker (including government or municipal), dealer (including government or municipal), credit union, national securities exchange, registered securities association, clearing agency, or savings association.

Shares may be registered in broker-dealer "street name accounts" only if the broker-dealer has a selling agreement with Investors. In such cases, instructions from the broker-dealer are required to redeem shares or transfer ownership and transfer to another broker-dealer requires the new broker-dealer to also have a selling agreement with Investors. If the proposed new broker-dealer does not have a selling agreement with Investors, the shareholder can, of course, leave the shares under the original street name account or have the broker-dealer transfer ownership to the shareholder's name.

Broker-dealers having a sales agreement with Investors may orally place a redemption order, but proceeds will not be released until the appropriate written materials are received.

An individual shareholder (or in the case of multiple owners, any shareholder) may orally redeem up to $25,000 worth of their shares, provided that the account is not a tax-qualified plan, the check will be sent to the address of record, and the address of record has not changed for at least 30 days. During times of chaotic economic or market circumstances, a shareholder may have difficulty reaching his or her broker-dealer, sales representative, or Special by telephone. Consequently, a telephone redemption may be difficult to implement at those times. If a shareholder is unable to reach Special by telephone, written instructions should be sent. Advisers reserves the right to modify, condition, terminate, or impose charges upon this telephone redemption privilege, with 30 days notice to shareholders. Advisers, Investors, and Special will not be responsible for, and the shareholder will bear the risk of loss from, oral instructions, including fraudulent instructions, which are reasonably believed to be genuine. The telephone redemption procedure is automatically available to shareholders. Special will employ reasonable procedures to confirm that telephone instructions are genuine, but if such procedures are not deemed reasonable, it may be liable for any losses due to unauthorized or fraudulent instructions. Special's procedures are to verify address and social security number, tape record the telephone call, and provide written confirmation of the transaction.

Payment will be made as soon as possible, but not later than seven days after receipt of a proper redemption request. However, if shares subject to the redemption request were recently purchased with non-guaranteed funds (e.g., personal check), the mailing of your redemption check may be delayed by fifteen days. A shareholder wishing to avoid these delays should consider the wire purchase method described under "How to Buy Portfolio Shares."
Employees of certain Texas public educational institutions who direct investment in Special shares under their State of Texas Optional Retirement Plan generally must obtain the prior written consent of their authorized employer representative in order to redeem.

Special has the right to redeem accounts with a current value of less than $500 unless the original purchase price of the remaining shares was at least $500. Special shareholders actively participating in Special's Systematic Investment Plan or Group Systematic Investment Plan will not have their accounts redeemed. Before redeeming an account, Special will mail to the shareholder a notice of its intention to redeem, which will give the shareholder an opportunity to make an additional investment. If no additional investment is received by Special within 60 days of the date the notice was mailed, the shareholder's account will be redeemed. Any redemption in an account established with the minimum initial investment of $500 may trigger this redemption procedure.
Special has a "Systematic Withdrawal Plan," which provides for voluntary automatic withdrawals of at least $50 monthly, quarterly, semiannually, or annually.

SYSTEMATIC INVESTMENT PLAN
AUTHORIZATION AGREEMENT

I request Fortis Financial Group ("FFG") to obtain payment of sums becoming due FFG by charging my account in the form of checks, drafts, or electronic debit entries. I request and authorize the financial institution named to accept, honor, and charge those entries to my account. This Authorization will remain in effect until I notify FFG. I understand that any returned item or redemption of the entire account may result in termination of my Systematic Investment Plan. This Authorization will become effective only upon acceptance by FFG at its home office.

BANK/FINANCIAL INSTITUTION INFORMATION
(please print clearly)

Please check one:

/ / CHECKING

/ / SAVINGS

_________________________               ________________________________________
TRANSIT NUMBER                BANK ACCOUNT NUMBER

_________________________               ________________________________________
ACCOUNT NAME                  DATE
if other than name of Depositor

(_____)_________________________________________________________________________
DEPOSITOR'S DAYTIME TELEPHONE

CLEARLY PRINT THE BANK/FINANCIAL INSTITUTION NAME AND ADDRESS ON THE LINES
BELOW.

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________
SIGNATURE OF DEPOSITOR

________________________________________________________________________________
SIGNATURE OF JOINT DEPOSITOR

/ / START A NEW SYSTEMATIC INVESTMENT PLAN

/ / CHANGE AMOUNT OF EXISTING PLAN

/ / ADD NEW PRODUCT TO EXISTING PLAN

/ / CHANGE OF BANK ACCOUNT

/ / CHANGE OF FUND FROM _____________________________________________________ TO
______________________________.

/ / CHANGE DATE

PLEASE COMPLETE 1 THROUGH 6 BELOW

1. Requested Date ______________________________________________________________

2. Beginning Payment Month _____________________________________________________

3. Account/Contract Numbers ____________________________________________________

4. Name of Account/Contract Owner ______________________________________________

5. Address _____________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

6. Social Security # ___________________________________________________________

ATTACH ADDITIONAL INFORMATION IF MORE SPACE IS NEEDED.
ALWAYS ATTACH A VOIDED CHECK (NOT A DEPOSIT SLIP)

PROSPECTUS
MARCH 1, 1995

SPECIAL PORTFOLIOS, INC.
(A SERIES FUND WITH TWO SEPARATE PORTFOLIOS, EACH WITH DIFFERENT GOALS AND INVESTMENT POLICIES: STOCK PORTFOLIO AND CASH PORTFOLIO)

95178 (REV. 3/95)

   BULK RATE
 U.S. POSTAGE

LOGO

     PAID

FORTIS FINANCIAL GROUP

PERMIT NO. 3794
MINNEAPOLIS, MN

P.O. BOX 64284
ST. PAUL, MN 55164

                                     PART B

                      STATEMENT OF ADDITIONAL INFORMATION
                             DATED JANUARY 22, 1996

                        ACQUISITION OF THE ASSETS OF

                                 STOCK PORTFOLIO
                         A SEPARATELY MANAGED SERIES OF
                            SPECIAL PORTFOLIOS, INC.
                 500 BIELENBERG DRIVE, WOODBURY, MINNESOTA 55125
           MAILING ADDRESS: P.O. BOX 64284, ST. PAUL, MINNESOTA  55164
                                 (800) 738-4000

                        BY AND IN EXCHANGE FOR SHARES OF

                            FORTIS GROWTH FUND, INC.
                 500 BIELENBERG DRIVE, WOODBURY, MINNESOTA 55125
           MAILING ADDRESS: P.O. BOX 64284, ST. PAUL, MINNESOTA  55164
                                 (800) 738-4000

     This Statement of Additional Information relates to the proposed Agreement and Plan of Reorganization providing for (a) the acquisition of substantially all of the assets and the assumption of all liabilities of Stock Portfolio (the "Acquired Fund"), a separately managed series of Special Portfolios, Inc. ("Special") by Fortis Growth Fund, Inc. (the "Acquiring Fund"), in exchange for shares of common stock of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of the assets acquired (less the liabilities assumed) of the Acquired Fund and (b) the liquidation of the Acquired Fund and the pro rata distribution of the Acquiring Fund shares to Acquired Fund shareholders.

     This Statement of Additional Information consists of this cover page and the following documents, of which items 1 through 4 are incorporated by reference herein:

      1. The Statement of Additional Information dated January 1, 1996 of the Acquiring Fund.

      2. The Annual Report of the Acquiring Fund for the fiscal year ended August 31, 1995.

      3. The Statement of Additional Information dated March 1, 1995 of the Acquired Fund.

      4. The Annual Report of the Acquired Fund for the fiscal year ended October 31, 1995.

      5. Financial Statements required by Form N-14, Item 14 (to the extent not included in items 2 and 4 above).

     This Statement of Additional Information is not a prospectus. A Prospectus/Proxy Statement dated January 22, 1996 relating to the above-referenced transaction may be obtained without charge by writing or calling the Acquired Fund or the Acquiring Fund at the addresses or telephone numbers noted above. This Statement of Additional Information relates to, and should be read in conjunction with, such Prospectus/Proxy Statement.

     [NOTE: In the SEC filing package, Item No. 2 referred to above is included in Part A as materials to be delivered with the Prospectus/Proxy Statement. A copy of Item No. 2 also will be delivered to any person requesting the Statement of Additional Information.]

                       FORTIS ASSET ALLOCATION PORTFOLIO
                               FORTIS VALUE FUND
                          FORTIS GROWTH & INCOME FUND
                              FORTIS CAPITAL FUND
                             FORTIS FIDUCIARY FUND
                               FORTIS GROWTH FUND
                     FORTIS CAPITAL APPRECIATION PORTFOLIO
                      STATEMENT OF ADDITIONAL INFORMATION
                             DATED JANUARY 1, 1996

Fortis Asset Allocation Portfolio ("Asset Allocation Portfolio") is a portfolio of Fortis Advantage. Fortis Value Fund, Fortis Growth & Income Fund and Fortis Capital Fund are the three portfolios of Fortis Equity Portfolios, Inc. ("Fortis Equity"). Fortis Fiduciary Fund, Inc. ("Fiduciary Fund") and Fortis Growth Fund, Inc. ("Growth Fund") are single portfolio funds. Fortis Capital Appreciation Portfolio ("Capital Appreciation Portfolio") is a portfolio of Fortis Advantage Portfolios, Inc. ("Fortis Advantage"). These seven portfolios/funds are collectively referred to as the "Funds". This Statement of Additional Information is NOT a prospectus, but should be read in conjunction with the Funds' Prospectus dated January 1, 1996. A copy of that prospectus may be obtained from your broker-dealer or sales representative. The address of Fortis Investors, Inc. ("Investors") is P.O. Box 64284, St. Paul, Minnesota 55164.
Telephone: (612) 738-4000. Toll Free 1-(800) 800-2638 (x3012).

No broker-dealer, sales representative, or other person has been authorized to give any information or to make any representations other than those contained in this Statement of Additional Information, and if given or made, such information or representations must not be relied upon as having been authorized by the Fund or Investors. This Statement of Additional Information does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

TABLE OF CONTENTS

                                                         PAGE
ORGANIZATION AND CLASSIFICATION........................    33
INVESTMENT OBJECTIVES AND POLICIES.....................    33
    - General..........................................    33
ASSET ALLOCATION & CAPITAL APPRECIATION PORTFOLIOS.....    33
    - Mortgage-Related Securities......................    33
    - Foreign Securities...............................    36
    - Options..........................................    36
    - Futures Contracts and Options on Futures
      Contracts........................................    37
    - Forward Foreign Currency Exchange Contracts......    38
    - Risks of Transactions in Options, Futures
      Contracts, and Forward Contracts.................    38
    - Regulatory Restrictions..........................    38
    - Borrowing Money..................................    39
    - Repurchase Agreements............................    39
    - Variable Amount Master Demand Notes..............    39
    - Illiquid Securities..............................    39
    - Delayed Delivery Transactions....................    40
    - Investment Restrictions..........................    40
VALUE, CAPITAL, FIDUCIARY AND GROWTH FUNDS.............    42
    - Lending of Portfolio Securities..................    43
    - Illiquid Securities..............................    43
    - Real Estate or Real Estate Investment Trusts.....    44
    - Options..........................................    44
    - Delayed Delivery Transactions....................    45
    - Investment Restrictions..........................    45
GROWTH & INCOME FUND...................................    48
    - Certificates of Deposit and Bankers'
      Acceptance.......................................    48
    - Mortgage-Related Securities......................    48
    - Securities of Foreign Companies..................    50
    - Repurchase Agreements............................    50
    - Delayed Delivery Transactions....................    50
    - Dollar Rolls.....................................    51
    - Lending of Portfolio Securities..................    51
    - Restricted or Illiquid Securities................    52
    - Short Sales Against the Box......................    52
DIRECTORS AND EXECUTIVE OFFICERS.......................    54
INVESTMENT ADVISORY AND OTHER SERVICES.................    57
    - General..........................................    57
    - Control and Management of Advisers and
      Investors........................................    58
    - Investment Advisory and Management Agreement.....    58
PORTFOLIO TRANSACTIONS AND ALLOCATION OF BROKERAGE.....    59

                                                         PAGE
CAPITAL STOCK..........................................    61
COMPUTATION OF NET ASSET VALUE AND PRICING.............    62
SPECIAL PURCHASE PLANS.................................    63
    - Statement of Intention...........................    63
    - Tax Sheltered Retirement Plans...................    63
    - Gifts or Transfers to Minor Children.............    65
    - Systematic Investment Plan.......................    65
    - Exchange Privilege...............................    66
    - Reinvested Dividend/Capital Gains Distributions
      between Fortis Funds.............................    66
    - Purchases by Fortis, Inc. (or its Subsidiaries)
      or Associated Persons............................    66
    - Purchases by Fund Directors or Officers..........    66
    - Purchases by Representatives or Employees of
      Broker-Dealers...................................    66
    - Purchases by Certain Retirement
      Plans............................................    66
    - Purchases by Registered Investment Companies.....    66
    - Purchases with Proceeds from Redemption of
      Unrelated Mutual Fund Shares or Surrender of
      Certain Fixed Annuity Contracts..................    66
    - Purchases by Employees of Certain Banks and Other
      Financial Services Firms.........................    66
    - Purchases by Commercial Banks Offering Self-
      Directed 401(k) Programs Containing both Pooled
      and Individual Investment Options................    67
    - Purchases by Investment Advisers, Trust
      Companies, and Bank Trust Departments Exercising
      Discretionary Investment Authority or Using a
      Money Management Mutual Fund "Wrap" Program......    67
REDEMPTION.............................................    67
    - Systematic Withdrawal Plan.......................    67
    - Reinvestment Privilege...........................    67
TAXATION...............................................    68
UNDERWRITER............................................    68
PLAN OF DISTRIBUTION...................................    69
PERFORMANCE............................................    70
FINANCIAL STATEMENTS...................................    97
CUSTODIAN; COUNSEL; ACCOUNTANTS........................    97
LIMITATION OF DIRECTOR LIABILITY.......................    97
ADDITIONAL INFORMATION.................................    97

ORGANIZATION AND CLASSIFICATION

Fortis Advantage includes two separate portfolios included in this Statement of Additional Information: Asset Allocation Portfolio and Capital Appreciation Portfolio.

Fortis Equity was originally organized as a "non-series" investment company. On January 31, 1992, the Fund was reorganized as a "series" fund and its name was changed from AMEV Capital Fund, Inc. to Fortis Equity Portfolios, Inc. ("Fortis Equity"). The Fund became a portfolio of Fortis Equity. On January 1, 1996, Value Fund and Growth & Income Fund became portfolios of Fortis Equity. Fortis Equity may establish other portfolios, each corresponding to a distinct investment portfolio and a distinct series of Fortis Equity's common stock.

An investment company is an arrangement by which a number of persons invest in a company that in turn invests in securities of other companies. Each Fund operates as an "open-end" investment company because it generally must redeem an investor's shares upon request. Each Fund operates as a "diversified" investment company because it offers investors an opportunity to minimize the risk inherent in all investments in securities by spreading their investment over a number of companies in various industries. However, diversification cannot eliminate such risks.

INVESTMENT OBJECTIVES AND POLICIES

GENERAL

Each Fund will operate as a "diversified" investment company as defined under the Investment Company Act of 1940 (the "1940 Act"), which means that it must meet the following requirements:

        At least 75% of the value of its total assets will be represented by cash and cash items (including receivables), Government securities, securities of other investment companies, and other securities for the purposes of this calculation limited in respect of any one issuer to an amount not greater in value than 5% of the value of the total assets of the Fund and to not more than 10% of the outstanding voting securities of such issuer.

In implementing the objectives of each of these Funds set forth in the Prospectus under "Investment Objectives and Policies," the proportion of its assets invested in common stocks, preferred stocks and bonds, short-term investments such as repurchase agreements or retained in cash may vary from time to time as economic and financial conditions change. As of August 31, 1995, the following percentages of the Funds' net assets were invested in common stock:
Asset Allocation Portfolio--45%; Capital Fund--84%; Fiduciary Fund-- 84%; Growth Fund--88%; and Capital Appreciation Portfolio--94%.

Each of these Funds will not concentrate its investments in any particular industry, nor will it purchase a security if as a result of such purchase more than 25% of its assets will be invested in a particular industry. This policy may not be changed without shareholder approval. (See "Investment Restrictions.")

Consistent with its investment objectives, each of the Funds intends to purchase securities primarily for investment, but also may seek short-term capital appreciation. They reserve freedom of action, however, to sell portfolio securities whenever management believes more favorable investment opportunities are available, regardless of any additional brokerage costs which may be incurred, and regardless of any income tax consequences.

Portfolio turnover, as described in the Prospectus, is the ratio of the lesser of annual purchases or sales of portfolio securities to average monthly portfolio value, not including short-term securities. A 100% portfolio turnover rate would occur, for example, if all of the Fund's portfolio securities were replaced within one year. These Funds' portfolio turnover rates for the fiscal years ended August 31, 1995 and 1994 were as follows: Asset Allocation Portfolio--94% and 94%, respectively; Capital Fund--14% and 41%, respectively; Fiduciary Fund--12% and 25%, respectively; Growth Fund--27% and 23%, respectively; and Capital Appreciation Portfolio--21% and 36%, respectively.

ASSET ALLOCATION AND CAPITAL APPRECIATION PORTFOLIOS

Asset Allocation Portfolio's investment objective is maximum total return on invested capital, to be derived primarily from capital appreciation, dividends, and interest.

Capital Appreciation Portfolio's investment objective is maximum long-term capital appreciation. Dividend and interest income from securities, if any, is incidental.

MORTGAGE-RELATED SECURITIES

Consistent with the investment objectives and policies of Asset Allocation Portfolio as set forth in the Prospectus, and the investment restrictions set forth below, such Portfolio may invest in certain types of mortgage-related securities. One type of mortgage-related security includes certificates which represent pools of mortgage loans assembled for sale to investors by various governmental and private organizations. These securities provide a monthly payment, which consists of both an interest and a principal payment, which is in effect a "pass-through" of the monthly payment made by each individual borrower on his or her residential mortgage loan, net of any fees paid to the issuer or guarantor of such securities. Additional payments are caused by repayments of principal resulting from the sale of the underlying residential property, refinancing, or foreclosure, net of fees or costs which may be incurred. Some certificates (such as those issued by the Government National Mortgage Association) are described as "modified pass-through." These securities entitle the holder to receive all interest and principal payments owed on the mortgage pool, net of certain fees, regardless of whether the mortgagor actually makes the payment.

A major governmental guarantor of pass-through certificates is the Government National Mortgage Association ("GNMA"). GNMA guarantees, with the full faith and credit of the United States government, the timely payments of principal and interest on securities issued by institutions approved by GNMA (such as savings and loan institutions, commercial banks, and mortgage bankers) and backed by pools of FHA-insured or VA-guaranteed mortgages. Other governmental guarantors (but not backed by the full faith and credit of the United States Government) include the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"). FNMA purchases residential mortgages from a list of approved seller/servicers which include state and federally chartered savings and loan associations, mutual savings banks, commercial banks, credit unions, and mortgage bankers.

    (i) GNMA CERTIFICATES. Certificates of the GNMA ("GNMA Certificates") evidence an undivided interest in a pool of mortgage loans. GNMA Certificates differ from bonds in that principal is paid back monthly as payments of principal, including prepayments, on the mortgages in the underlying pool are passed through to holders of the GNMA Certificates representing interests in the pool, rather than returned in a lump sum at maturity. The GNMA Certificates that the Government Total Return Portfolio purchases are the "modified pass-through" type. "Modified pass-through" GNMA Certificates entitle the holder to receive a share of all interest and principal payments paid or owed to the mortgage pool, net of fees paid or due to the "issuer" and GNMA, regardless of whether or not the mortgagor actually makes the payment.

    (ii) GNMA GUARANTEE. The National Housing Act authorizes GNMA to guarantee the timely payment of principal and interest on securities backed by a pool of mortgages insured by the Federal Housing Administration ("FHA") or the Farmers' Home Administration ("FmHA"), or guaranteed by the Veterans Administration ("VA"). GNMA is also empowered to borrow without limitation from the U.S. Treasury, if necessary, to make any payments required under its guarantee.

    (iii) LIFE OF GNMA CERTIFICATES. The average life of a GNMA Certificate is likely to be substantially less than the stated maturity of the mortgages underlying the securities. Prepayments of principal by mortgagors and mortgage foreclosures will usually result in the return of the greater part of principal investment long before the maturity of the mortgages in the pool. Foreclosures impose no risk of loss of the principal balance of a Certificate, because of the GNMA guarantee, but foreclosure may impact the yield to shareholders because of the need to reinvest proceeds of foreclosure.

    As prepayment rates of individual mortgage pools vary widely, it is not possible to predict accurately the average life of a particular issue of GNMA Certificates. However, statistics published by the FHA indicate that the average life of single family dwelling mortgages with 25 to 30-year maturities, the type of mortgages backing the vast majority of GNMA Certificates, is approximately 12 years. Prepayments are likely to increase in periods of falling interest rates. It is customary to treat GNMA Certificates as 30-year mortgage-backed securities which prepay fully in the twelfth year.

    (iv) YIELD CHARACTERISTICS OF GNMA CERTIFICATES. The coupon rate of interest of GNMA Certificates is lower than the interest rate paid on the VA-guaranteed or FHA-insured mortgages underlying the certificates, by the amount of the fees paid to GNMA and the issuer.

    The coupon rate by itself, however, does not indicate the yield which will be earned on GNMA Certificates. First, GNMA Certificates may be issued at a premium or discount, rather than at par, and, after issuance, GNMA
    Certificates may trade in the secondary market at a premium or discount. Second, interest is earned monthly, rather than semi-annually as with traditional bonds; monthly compounding raises the effective yield earned. Finally, the actual yield of a GNMA Certificate is influenced by the prepayment experience of the mortgage pool underlying it. For example, if interest rates decline, prepayments may occur faster than had been originally projected and the yield to maturity and the investment income of the Government Total Return Portfolio would be reduced.

    (v) FHLMC SECURITIES. "FHLMC" is a federally chartered corporation created in 1970 through enactment of Title III of the Emergency Home Finance Act of 1970. Its purpose is to promote development of a nationwide secondary market in conventional residential mortgages.

    The FHLMC issues two types of mortgage pass-through securities, mortgage participation certificates ("PCs") and guaranteed mortgage certificates ("GMCs"). PCs resemble GNMA Certificates in that each PC represents a pro rata share of all interest and principal payments made or owed on the underlying pool. The FHLMC guarantees timely payment of interest on PCs and the ultimate payment of principal. Like GNMA Certificates, PCs are assumed to be prepaid fully in their twelfth year.

    GMCs also represent a pro rata interest in a pool of mortgages. However, these instruments pay interest semi-annually and

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
    return principal once a year in guaranteed minimum payments. The expected average life of these securities is approximately ten years.

    (vi) FNMA SECURITIES. "FNMA" is a federally chartered and privately owned corporation which was established in 1938 to create a secondary market in mortgages insured by the FHA. It was originally established as a government agency and was transformed into a private corporation in 1968.

    FNMA issues guaranteed mortgage pass-through certificates ("FNMA Certificates"). FNMA Certificates resemble GNMA Certificates in that each FNMA Certificate represents a pro rata share of all interest and principal payments made or owed on the underlying pool. FNMA guarantees timely payment of interest on FNMA certificates and the full return of principal. Like GNMA Certificates, FNMA Certificates are assumed to be prepaid fully in their twelfth year.

Commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers, and other secondary market issuers also create pass-through pools of conventional residential mortgage loans. Such issuers may in addition be the originators of the underlying mortgage loans as well as the guarantors of the pass-through certificates. Pools created by such non-governmental issuers generally offer a higher rate of interest than governmental pools because there are no direct or indirect governmental guarantees of payments in the former pools. However, timely payment of interest and principal of these pools may be supported by various forms of insurance or guarantees, including individual loan, title, pool, and hazard insurance. The insurance and guarantees are issued by government entities, private insurers, and the mortgage poolers.

Fortis Advantage expects that governmental or private entities may create mortgage loan pools offering pass-through investments in addition to those described above. As new types of pass-through securities are developed and offered to investors, Advisers may, consistent with Asset Allocation Portfolio's investment objectives, policies, and restrictions, consider making investments in such new types of securities.

Other types of mortgage-related securities include debt securities which are secured, directly or indirectly, by mortgages on commercial real estate or residential rental properties, or by first liens on residential manufactured homes (as defined in section 603(6) of the National Manufactured Housing Construction and Safety Standards Act of 1974), whether such manufactured homes are considered real or personal property under the laws of the states in which they are located.

Securities   in  this  investment  category   include,  among  others,  standard
mortgage-backed bonds and newer collateralized mortgage obligations (CMO's). Mortgage-backed bonds are secured by pools of mortgages, but, unlike pass-through securities, payments to bondholders are not determined by payments on the mortgages. The bonds consist of a single class, with interest payable periodically and principal payable on the stated date of maturity. CMO's have characteristics of both pass-through securities and mortgage-backed bonds. CMO's are secured by pools of mortgages, typically in the form of "guaranteed" pass-through certificates such as GNMA, FNMA, or FHLMC securities. The payments on the collateral securities determine the payments to the bondholders, but there is not a direct "pass-through" of payments. CMO's are structured into multiple classes, each bearing a different date of maturity. Monthly payments of principal received from the pool of underlying mortgages, including prepayments, is first returned to investors holding the shortest maturity class. Investors holding the longest maturity classes receive principal only after the shorter maturity classes have been retired.

CMO's are issued by entities that operate under orders from the Securities and Exchange Commission (the SEC) exempting such issuers from the provisions of the Investment Company Act of 1940 (the 1940 Act). Until recently, the staff of the SEC had taken the position that such issuers were investment companies and that, accordingly, an investment by an investment company (such as the Portfolios) in the securities of such issuers was subject to limitations imposed by Section 12 of the 1940 Act. However, in reliance on a recent SEC staff interpretation, the Portfolios may invest in securities issued by certain "exempted issuers" without regard to the limitations of Section 12 of the 1940 Act. In its interpretation, the SEC staff defined "exempted issuers" as unmanaged, fixed asset issuers that
(a) invest primarily in mortgage-backed securities, (b) do not issue redeemable securities as defined in Section 2(a)(32) of the 1940 Act, (c) operate under general exemptive orders exempting them from "all provisions of the [1940] Act" and (d) are not registered or regulated under the 1940 Act as investment companies.

There are many classes of CMOs. There are IOs, which entitle the holder to receive distributions consisting solely or primarily of all or a portion of the interest in an underlying pool of mortgage loans or mortgage-backed securities), ("Mortgage Assets"). There are also "POs", which entitle the holder to receive distributions consisting solely or primarily of all or a portion of the principal of the underlying pool of Mortgage Assets. In addition, there are "inverse floaters", which have a coupon rate that moves in the reverse direction to an applicable index, and accrual (or "Z") bonds, which are described below.

As to IOs, POs, inverse floaters, and accrual bonds, not more than 7.5% of the Portfolio's net assets will be invested in any one of these items at any one time, and no more than 15% of the net assets of the Portfolio will be invested in all such obligations at any one time.

Inverse floating CMOs are typically more volatile than fixed or adjustable rate tranches of CMOs. Investments in inverse floating CMOs would be purchased by the Portfolio to attempt to protect against a reduction in the income earned on the Portfolio investments due to a decline in interest rates. The Portfolio would be adversely affected by the purchase of such CMOs in the event of an increase in interest rates since the coupon rate thereon will decrease as interest rates increase, and, like other mortgage-backed securities, the value will decrease as interest rates increase.

The cash flows and yields on IO and PO classes are extremely sensitive to the rate of principal payments (including prepayments) on the related underlying pool of mortgage loans or mortgage-backed securities ("Mortgage Assets"). For example, a rapid or slow rate of principal payments may have a material adverse effect on the yield to maturity of IOs or POs, respectively. If the underlying Mortgage Assets experience greater than anticipated prepayments of principal, the holder of an IO may incur substantial losses, even if the IO class is rated AAA. Conversely, if the underlying Mortgage Assets experience slower than anticipated prepayments of principal, the yield and market value for the holder of a PO will be affected more severely than would be the case with a traditional Mortgage Backed Security.

However, if interest rates were expected to rise, the value of an IO might increase and may partially offset other bond value declines, and if rates were expected to fall, the inclusion of POs could balance lower reinvestment rates.

An accrual or "Z" bond holder is not entitled to receive cash payments until one or more other classes of the CMO have been paid in full from payments on the mortgage loans underlying the CMO. During the period in which cash payments are not being made on the Z tranche, interest accrues on the Z tranche at a stated rate, and this accrued interest is added to the amount of principal which is due to the holder of the Z tranche. After the other classes have been paid in full, cash payments are made on the Z tranche until its principal (including previously accrued interest which was added to principal, as described above) and accrued interest at the stated rate have been paid in full. Generally, the date upon which cash payments begin to be made on a Z tranche depends on the rate at which the mortgage loans underlying the CMO are prepaid, with a faster prepayment rate resulting in an earlier commencement of cash payments on the Z tranche. Like a zero coupon bond, during its accrual period the Z tranche of a CMO has the advantage of eliminating the risk of reinvesting interest payments at lower rates during a period of declining market interest rates. At the same time, however, and also like a zero coupon bond, the market value of a Z tranche can be expected to fluctuate more widely with changes in market interest rates than would the market value of a tranche which pays interest currently. Changes in market interest rates also can be expected to influence prepayment rates on the mortgage loans underlying the CMO of which a Z tranche is a part. As noted above, such changes in prepayment rates will affect the date at which cash payments begin to be made on a Z tranche, and therefore also will influence its market value.

Investments in mortgage-related securities involve certain risks. In periods of declining interest rates, prices of fixed income securities tend to rise. However, during such periods, the rate of prepayment of mortgages underlying mortgage-related securities tends to increase, with the result that such prepayments must be reinvested by the issuer at lower rates. In addition, the value of such securities may fluctuate in response to the market's perception of the creditworthiness of the issuers of mortgage-related securities owned by Asset Allocation Portfolio. Because investments in mortgage-related securities are interest sensitive, the ability of the issuer to reinvest favorably in underlying mortgages may be limited by government regulation or tax policy. For example, action by the Board of Governors of the Federal Reserve System to limit the growth of the nation's money supply may cause interest rates to rise and thereby reduce the volume of new residential mortgages. Additionally, although mortgages and mortgage-related securities are generally supported by some form of government or private guarantees and/or insurance, there is no assurance that private guarantors or insurers will be able to meet their obligations.

FOREIGN SECURITIES

Capital Appreciation Portfolio may invest up to 10%, and Asset Allocation Portfolio may invest up to 20%, of its total assets in securities of foreign governments and companies (provided that no more than 15% of Asset Allocation Portfolio's total assets may be invested in foreign securities that are not traded on national foreign securities exchanges or traded in the United States). Domestic branches of foreign banks and foreign branches of domestic banks are deemed by Fortis Advantage to be domestic, not foreign, companies. Investing in foreign securities may result in greater risk than that incurred by investing in domestic securities. The obligations of foreign issuers may be affected by political or economic instabilities. Financial information published by foreign companies may be less reliable or complete than information disclosed by domestic companies pursuant to United States Government securities laws, and may not have been prepared in accordance with generally accepted accounting principles. Fluctuations in exchange rates may affect the value of foreign securities not denominated in United States currency.

OPTIONS

As provided below, the Portfolios may enter into transactions in options on a variety of instruments and indexes, in order to protect against declines in the value of portfolio securities or increases in the costs of securities to be acquired and in order to increase the gross income of the Portfolios. The types of instruments to be purchased and sold are further described in the Appendix of this Statement of Additional Information, which should be read in conjunction with the following sections.

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
It is currently the intention of Fortis Advantage Portfolios to limit the investment in options by each Portfolio so that such investments do not expose more than 5% of such Portfolio's assets to risk of loss.

OPTIONS ON SECURITIES. Both Portfolios may write (sell) covered call and secured put options and purchase call and put options on securities (provided that Capital Appreciation Portfolio will write and purchase options only on equity securities). Where a Portfolio writes an option which expires unexercised or is closed out by the Portfolio at a profit, it will retain all or a portion of the premium received for the option, which will increase its gross income and will offset in part the reduced value of the Portfolio security underlying the option, or the increased cost of portfolio securities to be acquired. In contrast, however, if the price of the underlying security moves adversely to the Portfolio's position, the option may be exercised and the Portfolio will be required to purchase or sell the underlying security at a disadvantageous price, which may only be partially offset by the amount of the premium, if at all. The Portfolios may also write combinations of put and call options on the same security, known as "straddles." Such transactions can generate additional premium income but also present increased risk.

Both Portfolios may also purchase put or call options in anticipation of market fluctuations which may adversely affect the value of its portfolio or the prices of securities that the Portfolio wants to purchase at a later date. In the event that the expected market fluctuations occur, the Portfolio may be able to offset the resulting adverse effect on its Portfolio, in whole or in part, through the options purchased. The premium paid for a put or call option plus any transaction costs will reduce the benefit, if any, realized by the Portfolio upon exercise or liquidation of the option, and, unless the price of the underlying security changes sufficiently, the option may expire without value to the Portfolio.

OPTIONS ON STOCK INDEXES. Both Portfolios may write (sell) covered call and secured put options and purchase call and put options on stock indexes. When a Portfolio writes an option on a stock index, and the value of the index moves adversely to the holder's position, the option will not be exercised, and the Portfolio will either close out the option at a profit or allow it to expire unexercised. The Portfolio will thereby retain the amount of the premium, which will increase its gross income and offset part of the reduced value of portfolio securities or the increased cost of securities to be acquired. Such transactions, however, will constitute only partial hedges against adverse price fluctuations, since any such fluctuations will be offset only to the extent of the premium received by the Portfolio for the writing of the option. In addition, if the value of an underlying index moves adversely to a Portfolio's option position, the option may be exercised, and the Portfolio will experience a loss which may only be partially offset by the amount of the premium received.

A Portfolio may also purchase put or call options on stock indexes in order either to hedge its investments against a decline in value or to attempt to reduce the risk of missing a market or industry segment advance. The Portfolio's possible loss in either case will be limited to the premium paid for the option, plus related transaction costs.

FUTURES CONTRACTS AND OPTIONS ON FUTURES CONTRACTS

FUTURES CONTRACTS. Asset Allocation Portfolio may enter into interest rate futures contracts for hedging purposes. In addition, Capital Appreciation Portfolio and Asset Allocation Portfolio may enter into stock index futures contracts for hedging purposes. Both Portfolios may also enter into foreign currency futures contracts. (Unless otherwise specified, interest rate futures contracts, stock index futures contracts and foreign currency futures contracts are collectively referred to as "Futures Contracts.")

Purchases or sales of stock index futures contracts are used to attempt to protect a Portfolio's current or intended stock investments from broad fluctuations in stock prices, and interest rate and foreign currency futures contracts are purchased or sold to attempt to hedge against the effects of interest or exchange rate changes on a Portfolio's current or intended investments in fixed income or foreign securities. In the event that an anticipated decrease in the value of portfolio securities occurs as a result of a general stock market decline, a general increase in interest rates, or a decline in the dollar value of foreign currencies in which portfolio securities are denominated, the adverse effects of such changes may be offset, in whole or in part, by gains on the sale of Futures Contracts. Conversely, the increased cost of portfolio securities to be acquired, caused by a general rise in the stock market, a general decline in interest rates, or a rise in the dollar value of foreign currencies, may be offset, in whole or in part, by gains on Futures Contracts purchased by a Portfolio. A Portfolio will incur brokerage fees when it purchases and sells Futures Contracts, and it will be required to make and maintain margin deposits.

OPTIONS ON FUTURES CONTRACTS. Asset Allocation Portfolio may purchase and write options to buy or sell interest rate futures contracts. In addition, Capital Appreciation Portfolio and Asset Allocation Portfolio may purchase and write options on stock index futures contracts, and both Portfolios may purchase and write options on foreign currency futures contracts. (Unless otherwise specified, options on interest rate futures contracts, options on stock index futures contracts, and options on foreign currency futures contracts are collectively referred to as "Options on Futures Contracts.") Such investment strategies will be used as a hedge and not for speculation.

Put and call options on Futures Contracts may be traded by the Portfolios in order to protect against declines in the values of portfolio securities or against increases in the cost of securities to be acquired. Purchases of options on Futures Contracts may present less risk in hedging the portfolios of the Portfolios than the purchase or sale of the underlying Futures Contracts since the potential loss is limited to the amount of the premium plus related transaction costs. The writing of such options, however, does not present less risk than the trading of futures contracts and will constitute only a partial hedge, up to the amount of the premium received, and, if an option is exercised, a Portfolio may suffer a loss on the transaction.

FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS

Both Portfolios may enter into contracts for the purchase or sale of a specific currency at a future date at a price set at the time of the contract (a "Currency Contract"). The Portfolios will enter into Currency Contracts for hedging purposes only, in a manner similar to the Portfolios' use of foreign currency futures contracts. These transactions will include forward purchases or sales of foreign currencies for the purpose of protecting the dollar value of securities denominated in a foreign currency or protecting the dollar equivalent of interest or dividends to be paid on such securities. By entering into such transactions, however, the Portfolio may be required to forego the benefits of advantageous changes in exchange rates. Currency Contracts are traded over-the-counter, and not on organized commodities or securities exchanges. As a result, such contracts operate in a manner distinct from exchange-traded instruments, and their use involves certain risks beyond those associated with transactions in the futures and option contracts described above.

OPTIONS ON FOREIGN CURRENCIES. Both Portfolios may purchase and write put and call options on foreign currencies for the purpose of protecting against declines in the dollar value of foreign portfolio securities and against increases in the dollar cost of foreign securities to be acquired. As in the case of other types of options, however, the writing of an option on foreign currency will constitute only a partial hedge, up to the amount of the premium received, and a portfolio could be required to purchase or sell foreign currencies at disadvantageous exchange rates, thereby incurring losses. The purchase of an option on foreign currency may constitute an effective hedge against fluctuations in exchange rates, although, in the event of rate movements adverse to a Portfolio's position, it may forfeit the entire amount of the premium plus related transaction costs. As in the case of Currency Contracts, certain options on foreign currencies are traded over-the-counter and involve risks which may not be present in the case of exchange-traded instruments.

RISKS OF TRANSACTIONS IN OPTIONS, FUTURES CONTRACTS, AND FORWARD CONTRACTS

Although the indicated Portfolios will enter into transaction in Futures Contracts, Options on Futures Contracts, Currency Contracts, and certain options solely for hedging purposes, their use does involve certain risks. For example, a lack of correlation between the index or instrument underlying an option or Futures Contract and the assets being hedged, or unexpected adverse price movements, could render a Portfolio's hedging strategy unsuccessful and could result in losses. The indicated Portfolios also may enter into transactions in options on securities and indexes of securities for other than hedging purposes, which involves greater risk. In addition, there can be no assurance that a liquid secondary market will exist for any contract purchased or sold, and a Portfolio may be required to maintain a position until exercise or expiration, which could result in losses.

Transactions in options, Futures Contracts, Options on Futures Contracts, and Currency Contracts may be entered into on United States exchanges regulated by the SEC or the Commodity Futures Trading Commission (the "CFTC"), as well as in the over-the-counter market and on foreign exchanges. In addition, the securities underlying options and Futures Contracts traded by the Portfolios may include domestic as well as foreign securities. Investors should recognize that transactions involving foreign securities or foreign currencies, and transactions entered into in foreign countries, may involve considerations and risks not typically associated with investing in U.S. markets. See "Other Investment Practices of the Portfolios--Foreign Securities" in the Prospectus.

REGULATORY RESTRICTIONS

To the extent required to comply with Securities and Exchange Commission Release No. 10666, when purchasing a futures contract, writing a put option, or entering into a delayed delivery purchase, the Portfolios will each maintain in a segregated account cash or liquid high-grade securities equal to the value of such contracts.

To the extent required to comply with Commodity Futures Trading Commission Regulation 4.5 and thereby avoid "commodity pool operator" status, none of the Portfolios will enter into a futures contract or purchase an option thereon if immediately thereafter the initial margin deposits for futures contracts held by the Portfolio, plus premiums paid by it for open options on futures (less the amount by which the value of the underlying futures contract exceeds the exercise price at the time of purchase), would exceed 5% of the Portfolio's total assets. The Portfolios will not engage in transactions in financial futures contracts or options thereon for speculation, but only to attempt to hedge against changes in market conditions affecting the values of securities which the Portfolios hold or intend to purchase. When futures contracts or options thereon are purchased to protect against a price increase on securities intended to be purchased later, it is anticipated that at least 75% of such intended purchases will be completed. When other futures contracts or options thereon are purchased, the underlying value of such contracts will at all times not exceed the sum of: (1) accrued profit on such contracts held by the broker;
(2) cash or high quality money market instruments set aside in an identifiable manner; and (3) cash proceeds from investments due in 30 days.

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
BORROWING MONEY

Both Portfolios may borrow money from banks as a temporary measure to facilitate redemptions. As a fundamental policy, however, borrowings may not exceed 10% of the value of such Portfolio's total assets and no additional investment securities may be purchased by a Portfolio while outstanding bank borrowings exceed 5% of the value of such Portfolio's total assets. Interest paid on borrowings will not be available for investment.

REPURCHASE AGREEMENTS

A repurchase agreement is an instrument under which securities are purchased from a bank or securities dealer with an agreement by the seller to repurchase the securities at a mutually agreed upon date, interest rate, and price.
Generally, repurchase agreements are of short duration--usually less than a week, but on occasion for longer periods. Each Portfolio will limit its investment in repurchase agreements with a maturity of more than seven days to 15% of its net assets.

In investing in repurchase agreements, a Portfolio's risk is limited to the ability of such bank or securities dealer to pay the agreed upon amount at the maturity of the repurchase agreement. In the opinion of management, such risk is not material; if the other party defaults, the underlying security constitutes collateral for the obligation to pay--although the Portfolio may incur certain delays in obtaining direct ownership of the collateral, plus costs in liquidating the collateral. In the event a bank or securities dealer defaults on the repurchase agreement, management believes that, barring extraordinary circumstances, the Portfolio will be entitled to sell the underlying securities or otherwise receive adequate protection (as defined in the federal Bankruptcy
Code) for its interest in such securities. To the extent that proceeds from any sale upon a default were less than the repurchase price, however, the Portfolio could suffer a loss. If the Portfolio owns underlying securities following a default on the repurchase agreement, the Portfolio will be subject to risk associated with changes in the market value of such securities. The Portfolios' custodian will hold the securities underlying any repurchase agreement or such securities may be part of the Federal Reserve Book Entry System. The market value of the collateral underlying the repurchase agreement will be determined on each business day. If at any time the market value of the collateral falls below the repurchase price of the repurchase agreement (including any accrued interest), the Portfolio will promptly receive additional collateral (so the total collateral is in an amount at least equal to the repurchase price plus accrued interest).

VARIABLE AMOUNT MASTER DEMAND NOTES

Variable amount master demand notes are short-term, unsecured promissory notes issued by corporations to finance short-term credit needs. They allow the investment of fluctuating amounts by the Portfolio at varying market rates of interest pursuant to arrangements between the Portfolio and a financial institution which has lent money to a borrower. Variable amount master demand notes permit a series of short-term borrowings under a single note. Both the lender and the borrower have the right to reduce the amount of outstanding indebtedness at any time. Such notes provide that the interest rate on the amount outstanding varies on a daily basis depending upon a stated short-term interest rate barometer. Advisers will monitor the creditworthiness of the borrower throughout the term of the variable master demand note. It is not generally contemplated that such instruments will be traded and there is no secondary market for the notes. Typically, agreements relating to such notes provide that the lender shall not sell or otherwise transfer the note without the borrower's consent. Thus, variable amount master demand notes may under certain circumstances be deemed illiquid assets. However, such notes will not be considered illiquid where the Portfolio has a "same day withdrawal option," I.E., where it has the unconditional right to demand and receive payment in full of the principal amount then outstanding together with interest to the date of payment.

ILLIQUID SECURITIES

Both Portfolios may invest in illiquid securities, including "restricted" securities. (A restricted security is one which was originally sold in a private placement and was not registered with the Commission under the Securities Act of 1933 (the "1933 Act") and which is not free to be resold unless it is registered with the Commission or its sale is exempt from registration. For this purpose illiquid securities include, among others, (i) securities that are illiquid by virtue of the absence of a readily available market or legal or contractual restrictions on resale, (ii) options purchased over-the-counter and the cover for options written over-the-counter, and (iii) repurchase agreements not terminable within seven days.) However, each Portfolio will not invest more than 15% of the value of its net assets in illiquid securities, as determined pursuant to applicable Commission rules and interpretations.

The staff of the Securities and Exchange Commission has taken the position that the liquidity of securities in the portfolio of a fund offering redeemable securities is a question of fact for a board of directors of such a fund to determine, based upon a consideration by such board of the readily available trading markets and a review of any contractual restrictions. The SEC staff also acknowledges that, while such a board retains ultimate responsibility, it may delegate this function to the fund's investment adviser.

The Board of Directors of Fortis Advantage has adopted procedures to determine the liquidity of certain securities, including commercial paper issued pursuant to the private placement exemption of Section 4(2) of the 1933 Act and securities that are eligible for resale to qualified institutional buyers pursuant to Rule 144A under the 1933 Act. Under these procedures, factors taken into account in determining the liquidity of a security include (a) the frequency of trades and quotes for the security, (b) the number of dealers willing to purchase or sell the security and the number of other potential purchasers, (c) dealer undertakings to make a market in the security, and (d) the nature of the security and the nature of the marketplace trades (E.G., the time needed to dispose of the security, the method of soliciting offers and the mechanics of transfer). Section 4(2) commercial paper or a Rule 144A security that when purchased enjoyed a fair degree of marketability may subsequently become illiquid, thereby adversely affecting the liquidity of the applicable Portfolio.

Illiquid securities may offer a higher yield than securities that are more readily marketable. The sale of illiquid securities, however, often requires more time and results in higher brokerage charges or dealer discounts or other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. A Portfolio may also be restricted in its ability to sell such securities at a time when it is advisable to do so. Illiquid securities often sell at a price lower than similar securities that are not subject to restrictions on resale.

DELAYED DELIVERY TRANSACTIONS

The Portfolios may purchase securities on a "when issued" or delayed delivery basis and purchase or sell securities on a "forward commitment" basis. When such transactions are negotiated, the price is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. Normally, the settlement date occurs within two months after the transaction, but delayed settlements beyond two months may be negotiated. At the time the Fund enters into a transaction on a when-issued or forward commitment basis, a segregated account consisting of cash, U.S. Government securities or liquid high-grade debt securities equal to the value of the when-issued or forward commitment securities will be established and maintained with the custodian and will be marked to the market daily. During the period between a commitment and settlement, no payment is made for the securities purchased by the purchaser and, thus, no interest accrues to the purchaser from the transaction. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it can incur a gain or loss due to market fluctuation. The use of when-issued transactions and forward commitments enables the Fund to hedge against anticipated changes in interest rates and prices. The Fund may also enter into such transactions to generate incremental income. In some instances, the third-party seller of when-issued or forward commitment securities may determine prior to the settlement date that it will be unable or unwilling to meet its existing transaction commitments without borrowing securities. If advantageous from a yield perspective, the Funds may, in that event, agree to resell its purchase commitment to the third-party seller at the current market price on the date of sale and concurrently enter into another purchase commitment for such securities at a later date. As an inducement for the Fund to "roll over" its purchase commitment, the Fund may receive a negotiated fee. The purchase of securities on a when-issued, delayed delivery, or forward commitment basis exposes the Fund to risk because the securities may decrease in value prior to their delivery. Purchasing securities on a when-issued, delayed delivery, or forward commitment basis involves the additional risk that the return available in the market when the delivery takes place will be higher than that obtained in the transaction itself. These risks could result in increased volatility of the Fund's net asset value to the extent that the Fund purchases securities on a when-issued, delayed delivery, or forward commitment basis while remaining substantially fully invested. There is also a risk that the securities may not be delivered or that a Fund may incur a loss or will have lost the opportunity to invest the amount set aside for such transaction in the segregated asset account. As to each such Fund, no more than 20% of its net assets may be invested in when-issued, delayed delivery or forward commitment transactions, and of such 20%, no more than one-half (i.e., 10% of its net assets) may be invested in when-issued, delayed delivery or forward commitment transactions without the intention of actually acquiring securities (i.e., dollar rolls).

INVESTMENT RESTRICTIONS

Certain investment restrictions are fundamental to the operation of the Portfolios and may not be changed except with the approval of the holders of a majority of the outstanding shares of the Portfolio(s) affected. For this purpose, "majority of the outstanding voting securities" means the lesser of (i) 67% of the outstanding shares of the affected Portfolio(s) present at the meeting of shareholders if more than 50% of the outstanding shares of the affected Portfolio(s) are present in person or by proxy, or (ii) more than 50% of the outstanding shares of the affected Portfolio(s).

As a result of these fundamental investment restrictions, except as set forth below, neither of the Portfolios will:

    1. Purchase securities on margin or otherwise borrow money or issue senior securities, except that the Portfolios, in accordance with their investment objectives and policies, may purchase securities on a when-issued and delayed delivery basis, within the limitations set forth in the Prospectus and Statement of Additional Information. Fortis Advantage may also obtain such short-term credit as it needs for the clearance of securities transactions, and may borrow from a bank, for the account of any Portfolio, as a temporary measure to facilitate redemptions (but not for leveraging or investment) an amount that does not exceed 10% of the value of the Portfolio's total assets. Investment securities will not be purchased for a Portfolio while outstanding bank borrowings exceed 5% of the value of such Portfolio's total assets.

    2. Mortgage, pledge or hypothecate its assets, except in an amount not exceeding 10% of the value of its total assets to secure temporary or emergency borrowing.

    3. Invest in commodities or commodity contracts, other than for hedging purposes only.

    4. Act as an underwriter of securities of other issuers, except to the extent that, in connection with the disposition of portfolio securities, Fortis Advantage may be deemed an underwriter under applicable laws.

    5. Participate on a joint or a joint and several basis in any securities trading account.

    6. Invest in real estate, except a Portfolio may invest in securities issued by companies owning real estate or interests therein.

    7. Make loans to other persons. Repurchase agreements, the lending of securities and the acquiring of debt securities in accordance with the Prospectus and Statement of Additional Information are not considered to be "loans" for this purpose.

    8. Concentrate its investments in any particular industry, except that (i) it may invest up to 25% of the value of its total assets in any particular industry, and (ii) there is no limitation with respect to investments in obligations issued or guaranteed by the United States Government or its agencies and instrumentalities, or obligations of domestic commercial banks. As to utility companies, gas, electric, water and telephone companies will be considered as separate industries. As to finance companies, the following categories will be considered as separate industries: (a) captive automobile finance, such as General Motors Acceptance Corp. and Ford Motor Credit Corp.;
(b) captive equipment finance companies, such as Honeywell Finance Corporation and General Electric Credit Corp.; (c) captive retail finance companies, such as Macy Credit Corp. and Sears Roebuck Acceptance Corp.; (d) consumer loan companies, such as Beneficial Finance Corporation and Household Finance Corporation; (e) diversified finance companies such as CIT Financial Corp., Commercial Credit Corporation and Borg Warner Acceptance Corp.; and (f) captive oil finance companies, such as Shell Credit, Inc., Mobil Oil Credit Corp. and Texaco Financial Services, Inc.

    9. Purchase from or sell to any officer, director, or employee of Fortis Advantage, or its adviser or underwriter, or any of their officers or directors, any securities other than shares of Fortis Advantage's common stock.

   10. Make short sales, except for sales "against the box." While a short sale is made by selling a security the Portfolio does not own, a short sale is "against the box" to the extent that the Portfolio contemporaneously owns or has the right to obtain securities identical to those sold short at no added cost.

The following investment restrictions may be changed without shareholder approval. Neither of the Portfolios, unless otherwise noted, will:

    1. Invest more than 5% of the value of its total assets in securities of other investment companies, except in connection with a merger, consolidation, acquisition or reorganization. (Due to restrictions imposed by the California Department of Corporations, the Portfolios do not currently invest in other investment companies.)

    2. Invest in a company for the purposes of exercising control or management.

    3. Buy or sell foreign exchange, except as incidental to the purchase or sale of permissible foreign investments.

    4. Invest in interests (including partnership interests or leases) in oil, gas, or other mineral exploration or development programs, except it may purchase or sell securities issued by corporations engaging in oil, gas, or other mineral exploration or development business.

    5. Purchase or retain the securities of any issuer if those officers and directors of Fortis Advantage or its investment adviser owning (including beneficial ownership) individually more than 1/2 of 1% of the securities of such issuer together own (including beneficial ownership) more than 5% of the securities of such issuer.

    6. Invest more than 5% of its total assets in companies which have been in business for less than three years (except that a company will be deemed to have been in business for more than three years if such company is the subsidiary of another company which has been in business for more than three years).

    7. Invest more than 15% of its net assets in all forms of illiquid investments, as determined pursuant to applicable Securities and Exchange Commission rules and interpretations. (Securities that have been determined to be liquid by the Board of Directors of Fortis Advantage or Advisers subject to the oversight of such Board of Directors will not be subject to this limitation.)

    8. Invest more than 5% of its total assets in warrants, nor invest more than 2% of its total assets in warrants not traded on the New York Stock Exchange or the American Stock Exchange.

    9. Invest in real estate limited partnership interests.

   10. Invest more than 20% of its net assets in when-issued, delayed delivery or forward commitment transactions, and of such 20%, no more than one-half (i.e., 10% of its net assets) may be invested in when-issued, delayed delivery or forward commitment transactions without the intention of actually acquiring securities (i.e., dollar rolls).

ADDITIONAL LIMITATIONS
ASSET ALLOCATION PORTFOLIO

As to IOs, POs, inverse floaters, and accrual bonds, not more than 7.5% of the Portfolio's net assets will be invested in any one of these items at any one time, and no more than 15% of the net assets of the Portfolio will be invested in all such obligations at any one time.

OTHER DEBT AND MONEY MARKET SECURITIES. In addition to its investments in equity securities and in obligations of the United States

Government, its agencies, and instrumentalities, Asset Allocation Portfolio may invest in a variety of long, intermediate, and short-term debt securities. Such instruments may include the following:

    (a) CORPORATE BONDS. Asset Allocation Portfolio may invest, without limitation, in corporate bonds rated within the four highest rating grades assigned by Moody's or S&P, or comparably rated by another nationally recognized rating agency, and may invest up to 30% of its assets in lower rated bonds; however, the Portfolio will not invest in bonds rated below Caa by Moody's or CCC by S&P, or comparably rated by another nationally recognized rating agency;

    (b) BANK OBLIGATIONS. Asset Allocation Portfolio may invest in: (i) obligations (including certificates of deposit and bankers acceptances) of United States banks, savings and loan associations, and savings banks, which institutions have total assets (as of the date of their most recent annual financial statements at the time of investment) of not less than $1 billion;
    (ii) U.S. dollar denominated obligations of Canadian chartered banks, London branches of United States banks, and United States branches or agencies of foreign banks which meet the asset size referred to in (i) above; and (iii) obligations of the institutions referred to in (i) above which have total assets of less than $1 billion, provided that the amount of the obligations purchased does not exceed $100,000 for any one such institution, and the payment of the principal is insured by the Federal Deposit Insurance Corporation or the Federal Savings and Loan Insurance Corporation; and

    (c) COMMERCIAL PAPER. Asset Allocation Portfolio may invest, without limitation, in commercial paper issued by United States corporations or affiliated foreign corporations and rated (or guaranteed by a company whose commercial paper is rated) at the date of investment Prime-2 or higher by Moody's or A-2 or higher by S&P, or comparably rated by another nationally recognized rating agency, or, if not rated, issued by a corporation having an outstanding debt issue rated A or better by Moody's or S&P, or comparably rated by another nationally recognized rating agency, and, if issued by an affiliated foreign corporation, such commercial paper (not to exceed in the aggregate 20% of the Portfolio's net assets) is U.S. dollar denominated and not subject at the time of purchase to foreign tax withholding.

CAPITAL APPRECIATION PORTFOLIO

Capital Appreciation Portfolio's policy is to invest, under normal circumstances, at least 65% of its assets (exclusive of collateral in connection with securities lending) in: (a) common stocks of small and medium-sized companies that are early in their life cycles, but which have the potential to become major enterprises ("emerging growth companies"); and (b) equity securities of some more established companies whose rates of earnings growth are expected to accelerate because of special factors such as new products, changes in consumer demand, basic changes in the economic environment, or rejuvenated management. However, when Fortis Advisers, Inc. ("Advisers") considers a more defensive posture appropriate, the Portfolio temporarily can be 100% invested in commercial paper, obligations of banks or the United States Government, and other high quality, short-term debt instruments.

OTHER INVESTMENT PRACTICES OF ASSET ALLOCATION AND CAPITAL APPRECIATION
PORTFOLIOS

It is currently the intention of Fortis Advantage Portfolios to limit the investment in options by each Portfolio so that such investments do not expose more than 5% of such Portfolio's assets to risk of loss.

FOREIGN SECURITIES. Asset Allocation Portfolio may invest up to 20%, and Capital Appreciation Portfolio may invest up to 10%, of its total assets (at the time of investment) in foreign securities.

MUNICIPAL SECURITIES. Asset Allocation Portfolio may invest not more than 20% of its total assets in municipal securities during periods when such securities appear to offer more attractive returns than taxable securities.

LENDING OF PORTFOLIO SECURITIES. Consistent with applicable regulatory requirements, the Portfolios may lend their portfolio securities (principally to broker-dealers) where such loans are callable at any time and are continuously secured by collateral equal to no less than the market value, determined daily, of the securities loaned. The Fund will receive amounts equal to dividends or interest on the securities loaned. The Portfolios will also earn income for having made the loan. Any cash collateral pursuant to these loans will be invested in short-term money market instruments. Management will limit such lending to not more than 33 1/3% percent of the value of each Portfolio's total assets. ("Total assets" of a Portfolio includes the amount lent as well as the collateral securing such loans.)

Any investment policy or restriction which involves a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the percentage occurs immediately after an acquisition of securities or utilization of assets, and such excess results therefrom.

VALUE, CAPITAL, FIDUCIARY AND GROWTH FUNDS

Value Fund's investment objective is short and long term capital appreciation. Current income is only a secondary objective.

Capital Fund's primary investment objective is short and long-term capital appreciation. Current income is only a secondary objective.

Fiduciary Fund's primary investment objective is short and long-term capital appreciation. Current income is only a secondary objective.

Growth Fund's investment objective is short and long-term capital appreciation. Current income is only a secondary objective.

REPURCHASE AGREEMENTS

As noted in the Prospectus, these Funds may invest in repurchase agreements ("repos") and variable amount master demand notes.

Repos are short-term instruments under which securities are purchased from a bank or a securities dealer with an agreement by the seller to repurchase the securities at a mutually agreeable date, interest rate, and price. In investing in repos, the Funds' risk is limited to the ability of such seller to pay the agreed upon amount at the maturity of the repo. In the opinion of Advisers, such risk is not material, since in the event of default, barring extraordinary circumstances, the Funds would be entitled to sell the underlying securities or otherwise receive adequate protection under Federal bankruptcy laws for its interest in such securities. However, to the extent that proceeds from any sale upon a default were less than the repurchase price, the Funds could suffer a loss.

VARIABLE AMOUNT MASTER DEMAND NOTES

Variable amount master demand notes allow the investment of fluctuating amounts by the Funds at varying market rates of interest pursuant to arrangements between the Funds and a financial institution which has lent money to a borrower. Variable amount master demand notes permit a series of short-term borrowings under a single note. Both the lender and the borrower have the right to reduce the amount of outstanding indebtedness at any time. Such notes provide that the interest rate on the amount outstanding varies on a daily basis depending upon a stated short-term interest rate barometer. Advisers will monitor the creditworthiness of the borrower throughout the term of the variable master demand note. It is not generally contemplated that such instruments will be traded and there is no secondary market for the notes. Typically, agreements relating to such notes provide that the lender shall not sell or otherwise transfer the note without the borrower's consent. Thus, variable amount master demand notes may under certain circumstances be deemed illiquid assets. However, such notes will not be considered illiquid where the Fund has a "same day withdrawal option," I.E., where it has the unconditional right to demand and receive payment in full of the principal amount then outstanding together with interest to the date of payment.

LENDING OF PORTFOLIO SECURITIES

Consistent with applicable regulatory requirements, Value, Capital, and Fiduciary Funds each may lend its portfolio securities (principally to broker-dealers) where such loans are callable at any time and are continuously secured by collateral securities equal to no less than the market value, determined daily, of the securities loaned. The Funds will receive amounts equal to dividends or interest on the securities loaned. The Funds will also earn income for having made the loan. Any cash collateral pursuant to these loans will be invested in government securities, certificates of deposit or other high-grade, short-term obligations or interest-bearing cash equivalents. The Funds will limit such lending to not more than 33 1/3% of the value of its total assets (including the amount lent as well as the collateral securing such loans). Where voting or consent rights with respect to loaned securities pass to the borrower, management will follow the policy of calling the loan, in whole or in part as may be appropriate, to permit the exercise of such voting or consent rights if the issues involved have a material effect on the Funds' investment in the securities loaned. Apart from lending its securities, investing in repurchase agreements and acquiring debt securities, as described in the Prospectus and Statement of Additional Information, the Funds will not make loans to other persons.

The risks in lending portfolio securities, as with other extensions of secured credit, consist of possible delay in receiving additional collateral or in the recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. Loans will only be made to firms deemed by Fortis Advisers, Inc. ("Advisers") to be of good standing and will not be made unless, in the judgment of Advisers, the consideration to be earned from such loans would justify the risk.

ILLIQUID SECURITIES

Value, Capital, and Fiduciary Funds each may invest in illiquid securities, including "restricted" securities. (A restricted security is one which was originally sold in a private placement and was not registered with the Commission under the Securities Act of 1933 (the "1933 Act") and which is not free to be resold unless it is registered with the Commission or its sale is exempt from registration.) However, the Fund will not invest more than 15% of the value of its net assets in illiquid securities, as determined pursuant to applicable Commission rules and interpretations.

The staff of the Securities and Exchange Commission has taken the position that the liquidity of securities in the portfolio of a fund offering redeemable securities is a question of fact for a board of directors of such a fund to determine, based upon a consideration by such board of the readily available trading markets and a review of any contractual restrictions. The SEC staff also acknowledges that, while such a board retains ultimate responsibility, it may delegate this function to the fund's investment adviser.

The Boards of Directors of Fortis Equity and Fiduciary Fund each have adopted procedures to determine the liquidity of certain securities, including commercial paper issued pursuant to the private placement exemption of Section 4(2) of the 1933 Act and securities that are eligible for resale to qualified institutional buyers pursuant to Rule 144A under the 1933 Act. Under these procedures, factors taken into account in determining the liquidity of a security include (a) the frequency of trades and quotes for the security, (b) the number of dealers willing to purchase or sell the security and the number of other potential purchasers, (c) dealer undertakings to make a market in the security, and (d) the nature of the security and the nature of the marketplace trades (E.G., the time needed to dispose of the security, the method of soliciting offers and the mechanics of transfer). Section 4(2) commercial paper or a Rule 144A security that when purchased enjoyed a fair degree of marketability may subsequently become illiquid, thereby adversely affecting the liquidity of the Fund.

Illiquid securities may offer a higher yield than securities that are more readily marketable. The sale of illiquid securities, however, often requires more time and results in higher brokerage charges or dealer discounts or other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. The Fund may also be restricted in its ability to sell such securities at a time when it is advisable to do so. Illiquid securities often sell at a price lower than similar securities that are not subject to restrictions on resale.

REAL ESTATE OR REAL ESTATE INVESTMENT TRUSTS

Value, Capital, and Fiduciary Funds each are authorized to invest in real estate investment trusts ("REITs"), real estate development and real estate operating companies and other real estate related businesses. Each Fund presently intends to invest the REIT portion of its portfolio primarily in equity REITs, which are trusts that sell shares to investors and use the proceeds to invest in real estate or interests in real estate. A REIT may focus on particular projects, such as apartment complexes or shopping centers, or geographic regions, such as the Southeastern United States, or both. Debt REITs invest in obligations secured by mortgages on real property or interests in real property.

These Funds have adopted a nonfundamental investment restriction that they will not invest more than 10% of their respective total assets in REITs and will invest only in REITs that are publicly distributed.

The Funds' investments in real estate securities may be subject to certain of the same risks associated with the direct ownership of real estate. These risks include: declines in the value of real estate; risks related to general and local economic conditions, overbuilding and competition; increases in property taxes and operating expenses; and variations in rental income. In addition, REITs may not be diversified. REITs are subject to the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code and failing to maintain exemption from the 1940 Act. Also, REITs may be dependent upon management skill and may be subject to the risks of obtaining adequate financing for projects on favorable terms.

OPTIONS

Value, Capital, and Fiduciary Funds each may use options and futures strategies to attempt to increase return and to hedge its portfolio, i.e., reduce the overall level of investment risk normally associated with the Fund. The Fund may use stock index futures contracts and options thereon to hedge all or part of the equity portion of its portfolio against negative stock market movements. Similarly, the Fund may use interest rate futures contracts and options thereon to hedge the debt portion of its portfolio against changes in the general level of interest rates.

The Funds' use of options and futures strategies would involve certain investment risks and transaction costs. These risks include: dependence on Advisers' ability to predict movements in the prices of individual securities, fluctuations in the general securities markets, and movements in interest rates; imperfect correlation between movements in the price of options, futures contracts, or options thereon and movements in the price of the security hedged or used for cover, the fact that skills and techniques needed to trade options, futures contracts and options thereon are different from those needed to select the securities in which the Fund invests; lack of assurance that a liquid secondary market will exist for any particular option, futures contract or option thereon at any particular time; and the possible need to defer closing out certain options, futures contracts, and options thereon in order to continue to qualify for the beneficial tax treatment afforded "regulated investment companies" under the Code.

As noted above, it is the Funds' present intention to only write "covered" call options.

The Funds would attempt to reduce the risk associated with the use of options and futures strategies by writing only "covered" call options as described below and through the adoption of a nonfundamental investment restriction on the use of options, futures, and forward contracts. This nonfundamental investment restriction provides that the Fund will not enter into any options, futures, or forward contract transactions if immediately thereafter (a) the amount of premiums paid for all options, initial margin deposits on all futures contracts and/or options on futures contracts, and collateral deposited with respect to forward contracts held by or entered into by the Fund would exceed 5% of the value of the total assets of the Fund or (b) the Fund's assets covering, subject to, or committed to all options, futures, and forward contracts would exceed 20% of the value of the total assets of the Fund.

A put option gives the purchaser (holder) of the option the right to sell (put) a security or other instrument to a third party at a stated price for a stated period or on a stated date. A call option gives the purchaser (holder) of the option the right to purchase (call) a security or other instrument from a third party at a stated price for a stated period or on a stated date. A person who sells (writes) a put option gives a third party the right to require the writer to purchase a security or other instrument at a stated price for a stated period or on a stated date, while a person who sells (writes) a call option gives a third party the right to require the writer to sell a security or other instrument at a stated price for a stated period or on a stated date. A person who writes a call option may do so either on a "covered" basis, in which case the writer already owns or has the right to acquire the security or other instrument which the writer agrees may be called away from such writer, or on an "uncovered" basis, in which case the writer does not own or have the right to acquire such security or instrument. In the case of an uncovered call option, the writer bears the risk that the writer will have to purchase the security or instrument subject to the option in the open market at an increased price if the purchaser of the call option exercises it.

Put and call options may be used for a variety of purposes. For example, if a portfolio manager wishes to hedge a security which the manager owns against a decline in price, the manager may purchase a put option on the underlying security, i.e., purchase the right to sell the security to a third party at a stated price. If the underlying security then declines in price, the manager can exercise the put option, thus limiting the amount of the manager's loss resulting from the decline in price. Similarly, if the manager intends to purchase a security at some date in the future, the manager may purchase a call option on the security today in order to hedge against an increase in its price before the intended purchase date. On the other hand, put and call options also can be used for speculative purposes. For example, if a portfolio manager believes that the price of stocks generally is going to rise, the manager may purchase a call option on a stock index, the components of which are unrelated to the stocks the manager holds in portfolio or intends to purchase. Finally, a portfolio manager may write covered call options on securities the manager owns in order to realize additional income with respect to his portfolio, or the manager may write put options for similar income-producing purposes. If the options expire unexercised, the manager has increased the portfolio's income by the amount of the price (premium) received upon sale of the option. On the other hand, if a covered call option is exercised and the underlying security is "called" away, the manager has limited the amount of his gain to the exercise price of the options plus the premium.

As noted above, these Funds have adopted a nonfundamental policy to the effect that the Fund will not write, purchase or sell put or call options except that it may write covered call options. Although the writing of covered call options can have the effect of limiting a Fund's gains on the securities or other instruments covered thereby, Advisers believes that this technique represents a relatively low-risk way for a portfolio manager to attempt to enhance a portfolio's return.

DELAYED DELIVERY TRANSACTIONS.

Each of these Funds, except Growth Fund, may purchase securities on a "when issued" or delayed delivery basis and purchase or sell securities on a "forward commitment" basis. When such transactions are negotiated, the price is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. Normally, the settlement date occurs within two months after the transaction, but delayed settlements beyond two months may be negotiated. At the time the Fund enters into a transaction on a when-issued or forward commitment basis, a segregated account consisting of cash, U.S. Government securities or liquid high-grade debt securities equal to the value of the when-issued or forward commitment securities will be established and maintained with the custodian and will be marked to the market daily. During the period between a commitment and settlement, no payment is made for the securities purchased by the purchaser and, thus, no interest accrues to the purchaser from the transaction. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it can incur a gain or loss due to market fluctuation. The use of when-issued transactions and forward commitments enables the Fund to hedge against anticipated changes in interest rates and prices. The Fund may also enter into such transactions to generate incremental income. In some instances, the third-party seller of when-issued or forward commitment securities may determine prior to the settlement date that it will be unable or unwilling to meet its existing transaction commitments without borrowing securities. If advantageous from a yield perspective, the Funds may, in that event, agree to resell its purchase commitment to the third-party seller at the current market price on the date of sale and concurrently enter into another purchase commitment for such securities at a later date. As an inducement for the Fund to "roll over" its purchase commitment, the Fund may receive a negotiated fee. The purchase of securities on a when-issued, delayed delivery, or forward commitment basis exposes the Fund to risk because the securities may decrease in value prior to their delivery. Purchasing securities on a when-issued, delayed delivery, or forward commitment basis involves the additional risk that the return available in the market when the delivery takes place will be higher than that obtained in the transaction itself. These risks could result in increased volatility of the Fund's net asset value to the extent that the Fund purchases securities on a when-issued, delayed delivery, or forward commitment basis while remaining substantially fully invested. There is also a risk that the securities may not be delivered or that a Fund may incur a loss or will have lost the opportunity to invest the amount set aside for such transaction in the segregated asset account. As to each such Fund, no more than 20% of its net assets may be invested in when-issued, delayed delivery or forward commitment transactions, and of such 20%, no more than one-half (i.e., 10% of its net assets) may be invested in when-issued, delayed delivery or forward commitment transactions without the intention of actually acquiring securities (i.e., dollar rolls).

INVESTMENT RESTRICTIONS

The following investment restrictions are deemed fundamental policies. They may be changed only by the vote of a "majority" of the applicable Fund's outstanding shares, which as used in this Statement of Additional Information, means the lesser of (i) 67% of the applicable Fund's outstanding shares present at a meeting of the holders if more than 50% of the outstanding shares are present in person or by proxy or (ii) more than 50% of the applicable Fund's outstanding shares.

Value, Capital, and Fiduciary Funds each will not:

   (1) Concentrate its investments, that is, invest more than 25% of the value of its assets in any particular industry.

   (2) Purchase or sell physical commodities (such as grains, livestock, etc.) or futures or options contracts thereon; however, it may purchase or sell any forms of financial instruments or contracts that might be deemed commodities.

   (3) Invest directly in real estate or interests in real estate; however, the Fund may invest in interests in real estate investment trusts, debt securities secured by real estate or interests therein, or debt or equity securities issued by companies which invest in real estate or interests therein.

   (4) Act as an underwriter of securities of other issuers, except to the extent that, in connection with the disposition of portfolio securities, the Fund may be deemed an underwriter under applicable laws.

   (5) Purchase securities on margin or otherwise borrow money, except that the Fund, in accordance with its investment objectives and policies, may purchase securities on a when-issued, delayed delivery, or forward commitment basis, and may make margin deposits in connection with dealing in commodities or options thereon. The Fund may also obtain such short-term credit as it needs for the clearance of securities transactions, and may borrow from a bank as a temporary measure to facilitate redemptions (but not for leveraging or investment) an amount that does not exceed 10% of the value of the Fund's total assets. Investment securities will not be purchased while outstanding bank borrowings (including "roll" transactions) exceed 5% of the value of the Fund's total assets.

   (6) Issue senior securities (as defined in the 1940 Act) other than as set forth in restriction #5 above concerning borrowing and except to the extent that using options and futures contracts or purchasing or selling securities on a when issued, delayed delivery, or forward commitment basis (including the entering into of roll transactions) may be deemed to constitute issuing a senior security.

   (7) Make loans to other persons, except that it may lend its portfolio securities in an amount not to exceed 33 1/3% of the value of the Fund's total assets (including the amount lent) if such loans are secured by collateral at least equal to the market value of the securities lent, provided that such collateral shall be limited to cash, securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, certificates of deposit or other high-grade, short term obligations or interest-bearing cash equivalents. Loans shall not be deemed to include repurchase agreements or the purchase or acquisition of a portion of an issue of notes, bonds, debentures, or other debt securities, whether or not such purchase or acquisition is made upon the original issuance of the securities. ("Total assets" of the Fund includes the amount lent as well as the collateral securing such loans.)

Growth Fund will not:

   (1) Concentrate its investments, that is, invest more than 25% of the value of its assets, in any particular industry.

   (2) Buy or sell commodities or commodity contracts.

   (3) Purchase or sell real estate or other interests in real estate, or interests in real estate investment trusts.

   (4) Mortgage, pledge, hypothecate, or in any manner transfer, as security for indebtedness, any securities owned or held by the Fund.

   (5) Act as an underwriter of securities of other issuers, except that the Fund may invest up to 5% of the value of its assets (at time of investment) in portfolio securities which the Fund might not be free to sell to the public without registration of such securities under the Securities Act of 1933.

   (6) Write, purchase, or sell puts, calls, or combinations thereof.

   (7) Purchase or sell securities on margin or sell short.

   (8) Make loans to other persons, except that it may purchase bonds, debentures, or other debt securities, which are not publicly distributed in an amount not to exceed 5% of the value of its total assets. The purchase of a portion of an issue of publicly distributed bonds, debentures, or other debt securities, does not constitute the making of a loan.

   (9) Borrow money or issue debt securities.

The following investment restrictions may be changed without shareholder approval.

Value, Capital, and Fiduciary Funds each will not:

   (1) Invest more than 5% of the value of its total assets in securities of other investment companies, except in connection with a merger, consolidation, acquisition or reorganization; provided that the Fund shall not purchase or otherwise acquire more than 3% of the total outstanding voting stock of any other investment company. (Due to restrictions imposed by the California Department of Corporations, the Fund does not currently invest in other investment companies.)

   (2) Invest in a company for the purposes of exercising control or management.

   (3) Buy or sell foreign exchange.

   (4) Invest in securities which would expose the Fund to liabilities exceeding the amount invested.

   (5) Invest in interests (including partnership interests or leases) in oil, gas, or other mineral exploration or development programs, except the Fund may purchase or sell securities issued by corporations engaging in oil, gas, or other mineral exploration or development business.

   (6) Purchase or retain the securities of any issuer if those officers and directors of the Fund or its investment adviser owning (including beneficial ownership) individually more than 1/2 of 1% of the securities of such issuer together own (including beneficial ownership) more than 5% of the securities of such issuer.

   (7) Invest more than 5% of its total assets in securities of unseasoned issuers, including their predecessors, which have been in operation for less than three years.

   (8) Invest more than 15% of its net assets in all forms of illiquid investments, as determined pursuant to applicable Securities and Exchange Commission rules and interpretations. Securities that have been determined to be liquid by the Board of Directors of the Fund or Advisers subject to the oversight of such Board of Directors will not be subject to this limitation.

   (9) Make short sales, except for sales "against the box."

  (10) Mortgage, pledge, or hypothecate its assets except to the extent necessary to secure permitted borrowings.

  (11) Invest in real estate limited partnership interests.

  (12) Purchase the securities of any issuer if such purchase at the time thereof would cause more than 10% of the voting securities of any issuer to be held by the Fund.

  (13) Invest more than 5% of its net assets, valued at the lower of cost or market, in warrants; nor, within such amount, invest more than 2% of such net assets in warrants not listed on the New York Stock Exchange or American Stock Exchange. Warrants attached to securities or acquired in units are excepted from the above limitations.

  (14) Invest more than 10% of its total assets in real estate investment trusts or invest in real estate investment trusts that are not publicly distributed.

  (15) Enter into any options, futures, or forward contract transactions if immediately thereafter (a) the amount of premiums paid for all options, initial margin deposits on all futures contracts and/or options on futures contracts, and collateral deposited with respect to forward contracts held by or entered into by the Fund would exceed 5% of the value of the total assets of the Fund or
(b) the Fund's assets covering, subject to, or committed to all options, futures, and forward contracts would exceed 20% of the value of the total assets of the Fund. (This restriction does not apply to securities purchased on a when-issued, delayed delivery, or forward commitment basis.)

  (16) Write, purchase, or sell put or call options, except that it may write covered call options.

  (17) Invest more than 10% of its assets in foreign securities.

Any investment policy or restriction which involves a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the percentage occurs immediately after an acquisition of securities or utilization of assets and results therefrom.

Growth Fund will not:

   (1) Invest more than 5% of the value of its total assets in securities of other investment companies, except in connection with a merger, consolidation, acquisition or reorganization. (Due to restrictions imposed by the California Department of Corporations, the Fund does not currently invest in other investment companies.)

   (2) Invest in a company for the purposes of exercising control or management.

   (3) Buy or sell foreign exchange.

   (4) Invest in securities which would expose the Fund to liabilities exceeding the amount invested.

   (5) Invest in interests (including partnership interests) in oil, gas, or other mineral exploration or development programs, except the Fund may purchase or sell securities issued by corporations engaging in oil, gas, or other mineral exploration or development business.

   (6) Purchase or retain the securities of any issuer if those officers and directors of the Fund or its investment adviser owning (including beneficial ownership) individually more than 1/2 of 1% of the securities of such issuer together own (including beneficial ownership) more than 5% of the securities of such issuer.

   (7)  Invest more than an aggregate of 5%  of the value of its total assets in
(a) restricted securities (both debt and equity) or in equity securities of any issuer which are not readily marketable; and (b) companies which have been in business for less than three years. Securities sold under Section 4(2) of the Securities Act of 1933 that are eligible for resale pursuant to Rule 144A under the 1933 Act that have been determined to be liquid by the Board of Directors of the Fund or Advisers subject to the oversight of such Board of Directors will not be considered to be "restricted securities" and will not be subject to this limitation on investing in restricted or non-readily marketable securities.

   (8) Invest more than 5% of its net assets in warrants, not more than 2% of net assets in warrants not listed on the New York Stock Exchange or American Stock Exchange.

In seeking to attain its investment objective, the Fund will invest primarily in common stocks or securities convertible into common stocks. In periods when a more defensive position is deemed warranted, the Fund may invest all or a portion of its assets in short-term money market securities. A policy which could be changed without shareholder approval prohibits more than an aggregate of 5% of the Fund's assets from being invested in: (a) restricted securities (both debt and equity); (b) equity securities of any issuer which are not readily marketable; and (c) companies which have been in business for less than three years. An additional policy which could be changed without shareholder approval is that the Fund may invest no more than 10% of its assets (at the time of investment) in foreign securities.

GROWTH & INCOME FUND

The investment objectives of Growth & Income Fund are capital appreciation and current income, which it seeks by investing primarily in equity securities that provide an income component and the potential for growth.

CERTIFICATES OF DEPOSIT AND BANKERS' ACCEPTANCES

As noted in the Prospectus, the Fund may invest in certificates of deposits. Certificates of deposit are receipts issued by a bank in exchange for the deposit of funds. The issuer agrees to pay the amount deposited plus interest to the bearer of the receipt on the date specified on the certificate. The certificate usually can be traded in the secondary market prior to maturity. Bankers' acceptances typically arise from short-term credit arrangements designed to enable businesses to obtain funds to finance commercial transactions. Generally, an acceptance is a time draft drawn on a bank by an exporter or importer to obtain a stated amount of funds to pay for specific merchandise. The draft is then "accepted" by a bank that, in effect, unconditionally guarantees to pay the face value of the instrument on its maturity date. The acceptance may then be held by the accepting bank as an earning asset or it may be sold in the secondary market at the going rate of discount for a specific maturity. Although maturities for acceptances can be as long as 270 days, most acceptances have maturities of six months or less.

MORTGAGE-RELATED SECURITIES

Consistent with the investment objectives and policies as set forth in the Prospectus, and the investment restrictions set forth below, the Fund may invest in certain types of mortgage-related securities. One type of mortgage-related security includes certificates which represent pools of mortgage loans assembled for sale to investors by various governmental and private organizations. These securities provide a monthly payment, which consists of both an interest and a principal payment, which is in effect a "pass-through" of the monthly payment made by each individual borrower on his or her residential mortgage loan, net of any fees paid to the issuer or guarantor of such securities. Additional payments are caused by repayments of principal resulting from the sale of the underlying residential property, refinancing, or foreclosure, net of fees or costs which may be incurred. Some certificates (such as those issued by the Government National Mortgage Association) are described as "modified pass-through." These securities entitle the holder to receive all interest and principal payments owed on the mortgage pool, net of certain fees, regardless of whether the mortgagor actually makes the payment.

A major governmental guarantor of pass-through certificates is the Government National Mortgage Association ("GNMA"). GNMA guarantees, with the full faith and credit of the United States government, the timely payments of principal and interest on securities issued by institutions approved by GNMA (such as savings and loan institutions, commercial banks, and mortgage bankers) and backed by pools of FHA-insured or VA-guaranteed mortgages. Other governmental guarantors (but not backed by the full faith and credit of the United States Government) include the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"). FNMA purchases residential mortgages from a list of approved seller/servicers which include state and federally-chartered savings and loan associations, mutual savings banks, commercial banks and credit unions and mortgage bankers.

    (i) GNMA CERTIFICATES. Certificates of the GNMA ("GNMA Certificates") evidence an undivided interest in a pool of mortgage loans. GNMA Certificates differ from bonds in that principal is paid back monthly as payments of principal, including prepayments, on the mortgages in the underlying pool are passed through to holders of the GNMA Certificates representing interests in the pool, rather than returned in a lump sum at maturity. "Modified pass-through" GNMA Certificates entitle the holder to receive a share of all interest and principal payments paid or owed to the mortgage pool, net of fees paid or due to the "issuer" and GNMA, regardless of whether or not the mortgagor actually makes the payment.

    (ii) GNMA GUARANTEE. The National Housing Act authorizes GNMA to guarantee the timely payment of principal and interest on securities backed by a pool of mortgages insured by the Federal Housing Administration ("FHA") or the Farmers' Home Administration ("FmHA"), or guaranteed by the Veterans Administration ("VA"). GNMA is also empowered to borrow without limitation from the U.S. Treasury, if necessary, to make any payments required under its guarantee.

    (iii) LIFE OF GNMA CERTIFICATES. The average life of a GNMA Certificate is likely to be substantially less than the stated maturity of the mortgages underlying the securities. Prepayments of principal by mortgagors and mortgage foreclosures will usually result in the return of the greater part of principal investment long before the maturity of the mortgages in the pool. Foreclosures impose no risk of loss of the principal balance of a Certificate, because of the GNMA guarantee, but foreclosure may impact the yield to shareholders because of the need to reinvest proceeds of foreclosure.

    As prepayment rates of individual mortgage pools vary widely, it is not possible to predict accurately the average life of a particular issue of GNMA Certificates. However, statistics published by the FHA indicate that the average life of single family dwelling mortgages with 25 to 30-year maturities, the type of mortgages backing the vast majority of GNMA Certificates, is approximately 12 years. Prepayments are likely to increase in periods of falling interest rates. It is customary to treat GNMA Certificates as 30-year mortgage-backed securities which prepay fully in the twelfth year.

    (iv) YIELD CHARACTERISTICS OF GNMA CERTIFICATES. The coupon rate of interest of GNMA Certificates is lower than the interest rate paid on the VA-guaranteed or FHA-insured mortgages underlying the certificates, by the amount of the fees paid to GNMA and the issuer.

    The coupon rate by itself, however, does not indicate the yield which will be earned on GNMA Certificates. First, GNMA Certificates may be issued at a premium or discount, rather than at par, and, after issuance, GNMA Certificates may trade in the secondary market at a premium or discount. Second, interest is earned monthly, rather than semi-annually as with traditional bonds; monthly compounding raises the effective yield earned. Finally, the actual yield of a GNMA Certificate is influenced by the prepayment experience of the mortgage pool underlying it. For example, if interest rates decline, prepayments may occur faster than had been originally projected and the yield to maturity and investment income would be reduced.

    (v) FHLMC SECURITIES. "FHLMC" is a federally chartered corporation created in 1970 through enactment of Title III of the Emergency Home Finance Act of 1970. Its purpose is to promote development of a nationwide secondary market in conventional residential mortgages.

    The FHLMC issues two types of mortgage pass-through securities, mortgage participation certificates ("PCs") and guaranteed mortgage certificates ("GMCs"). PCs resemble GNMA Certificates in that each PC represents a pro rata share of all interest and principal payments made or owed on the underlying pool. The FHLMC guarantees timely payment of interest on PCs and the ultimate payment of principal. Like GNMA Certificates, PCs are assumed to be prepaid fully in their twelfth year.

    GMCs also represent a pro rata interest in a pool of mortgages. However, these instruments pay interest semi-annually and return principal once a year in guaranteed minimum payments. The expected average life of these securities is approximately ten years.

    (vi) FNMA SECURITIES. "FNMA" is a federally chartered and privately owned corporation which was established in 1938 to create a secondary market in mortgages insured by the FHA. It was originally established as a government agency and was transformed into a private corporation in 1968.

    FNMA issues guaranteed mortgage pass-through certificates ("FNMA Certificates"). FNMA Certificates resemble GNMA Certificates in that each FNMA Certificate represents a pro rata share of all interest and principal payments made or owed on the underlying pool. FNMA guarantees timely payment of interest on FNMA certificates and the full return of principal. Like GNMA Certificates, FNMA Certificates are assumed to be prepaid fully in their twelfth year.

Commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers, and other secondary market issuers also create pass-through pools of conventional residential mortgage loans. Such issuers may in addition be the originators of the underlying mortgage loans as well as the guarantors of the pass-through certificates. Pools created by such non-governmental issuers generally offer a higher rate of interest than governmental pools because there are no direct or indirect governmental guarantees of payments in the former pools. However, timely payment of interest and principal of these pools may be supported by various forms of insurance or guarantees, including individual loan, title, pool, and hazard insurance. The insurance and guarantees are issued by government entities, private insurers, and the mortgage poolers.

The Fund expects that governmental or private entities may create mortgage loan pools offering pass-through investments in addition to those described above. As new types of pass-through securities are developed and offered to investors, Advisers may, consistent with Fund's investment objectives, policies, and restrictions, consider making investments in such new types of securities.

Other types of mortgage-related securities include debt securities which are secured, directly or indirectly, by mortgages on commercial real estate or residential rental properties, or by first liens on residential manufactured homes (as defined in section 603(6) of the National Manufactured Housing Construction and Safety Standards Act of 1974), whether such manufactured homes are considered real or personal property under the laws of the states in which they are located.

Securities in this investment category include, among others, standard mortgage-backed bonds and newer collateralized mortgage obligations (CMO's). Mortgage-related bonds are secured by pools of mortgages, but, unlike pass-through securities, payments to bondholders are not determined by payments on the mortgages. The bonds consist of a single class, with interest payable monthly and principal payable on the stated date of maturity. CMO's have characteristics of both pass-through securities and mortgage-related bonds. CMO's are secured by pools of mortgages, typically in the form of "guaranteed" pass-through certificates such as GNMA, FNMA, or FHLMC securities. The payments on the collateral securities determine the payments to the bondholders, but there is not a direct "pass-through" of payments. CMO's are structured into multiple classes, each bearing a different date of maturity. Monthly payments of principal received

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
from the pool of underlying mortgages, including prepayments, is first returned to investors holding the shortest maturity class. Investors holding the longest maturity classes receive principal only after the shorter maturity classes have been retired.

CMO's are issued by entities that operate under orders from the Securities and Exchange Commission (the SEC) exempting such issuers from the provisions of the Investment Company Act of 1940 (the 1940 Act). Until recently, the staff of the SEC had taken the position that such issuers were investment companies and that, accordingly, an investment by an investment company (such as the Fund) in the securities of such issuers was subject to limitations imposed by Section 12 of the 1940 Act. However, in reliance on a recent SEC staff interpretation, the Fund may invest in securities issued by certain "exempted issuers" without regard to the limitations of Section 12 of the 1940 Act. In its interpretation, the SEC staff defined "exempted issuers" as unmanaged, fixed asset issuers that
(a) invest primarily in mortgage-backed securities, (b) do not issue redeemable securities as defined in Section 2(a)(32) of the 1940 Act, (c) operate under general exemptive orders exempting them from "all provisions of the [1940] Act" and (d) are not registered or regulated under the 1940 Act as investment companies.

Investments in mortgage-related securities involve certain risks. In periods of declining interest rates, prices of fixed income securities tend to rise. However, during such periods, the rate of prepayment of mortgages underlying mortgage-related securities tends to increase, with the result that such prepayments must be reinvested by the issuer at lower rates. In addition, the value of such securities may fluctuate in response to the market's perception of the creditworthiness of the issuers of mortgage-related securities owned by the Fund. Because investments in mortgage-related securities are interest sensitive, the ability of the issuer to reinvest or to reinvest favorably in underlying mortgages may be limited by government regulation or tax policy. For example, action by the Board of Governors of the Federal Reserve System to limit the growth of the nation's money supply may cause interest rates to rise and thereby reduce the volume of new residential mortgages. Additionally, although mortgages and mortgage-related securities are generally supported by some form of government or private guarantees and/or insurance, there is no assurance that private guarantors or insurers will be able to meet their obligations.

SECURITIES OF FOREIGN COMPANIES

The Fund may invest up to 10% of its total assets in securities of foreign governments and companies.

Investing in foreign securities may result in greater risk than that incurred by investing in domestic securities. See "Risk Factors."

REPURCHASE AGREEMENTS

The Fund may invest in repurchase agreements. A repurchase agreement is an instrument under which securities are purchased from a bank or securities dealer with an agreement by the seller to repurchase the securities at a mutually agreed upon date, interest rate, and price. Generally, repurchase agreements are of short duration--usually less than a week, but on occasion for longer periods. In investing in repurchase agreements, the Fund's risk is limited to the ability of such bank or securities dealer to pay the agreed upon amount at the maturity of the repurchase agreement. In the opinion of management, such risk is not material; if the other party defaults, the underlying security constitutes collateral for the obligation to pay--although the Fund may incur certain delays in obtaining direct ownership of the collateral, plus costs in liquidating the collateral. In the event a bank or securities dealer defaults on the repurchase agreement, management believes that, barring extraordinary circumstances, the Fund will be entitled to sell the underlying securities or otherwise receive adequate protection (as defined in the federal Bankruptcy Code) for its interest in such securities. To the extent that proceeds from any sale upon a default were less than the repurchase price, the Fund could suffer a loss. If the Fund owns underlying securities following a default on the repurchase agreement, the Fund will be subject to risk associated with changes in the market value of such securities. The Fund's custodian will hold the securities underlying any repurchase agreement or such securities may be part of the Federal Reserve Book Entry System. The market value of the collateral underlying the repurchase agreement will be determined on each business day. If at any time the market value of the collateral falls below the repurchase price of the repurchase agreement (including any accrued interest), the Fund will promptly receive additional collateral (so the total collateral is in an amount at least equal to the repurchase price plus accrued interest). The Board of Directors evaluates the creditworthiness of issuers which are securities dealers.

DELAYED DELIVERY TRANSACTIONS

The Fund may purchase securities on a "when issued" or delayed delivery basis and purchase or sell securities on a "forward commitment" basis. When such transactions are negotiated, the price is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. Normally, the settlement date occurs within two months after the transaction, but delayed settlements beyond two months may be negotiated. At the time the Fund enters into a transaction on a when-issued or forward commitment basis, a segregated account consisting of cash, U.S. Government securities or liquid high-grade debt securities equal to the value of the when-issued or forward commitment securities will be established and maintained with the custodian and will be marked to the market daily. During the period between a commitment and settlement, no payment is made for the securities purchased by the purchaser and, thus, no interest accrues to the purchaser from the transaction. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it can incur a gain or loss due to market fluctuation. The use of when-issued transactions and forward commitments enables the Fund to hedge against anticipated changes in interest rates and prices. The Fund may also enter into such transactions to generate incremental income. In some instances, the third-party seller of when-issued or forward commitment securities may determine prior to the settlement date that it will be unable or unwilling to meet its existing transaction commitments without borrowing securities. If advantageous from a yield perspective, the Funds may, in that event, agree to resell its purchase commitment to the third-party seller at the current market price on the date of sale and concurrently enter into another purchase commitment for such securities at a later date. As an inducement for the Fund to "roll over" its purchase commitment, the Fund may receive a negotiated fee. The purchase of securities on a when-issued, delayed delivery, or forward commitment basis exposes the Fund to risk because the securities may decrease in value prior to their delivery. Purchasing securities on a when-issued, delayed delivery, or forward commitment basis involves the additional risk that the return available in the market when the delivery takes place will be higher than that obtained in the transaction itself. These risks could result in increased volatility of the Fund's net asset value to the extent that the Fund purchases securities on a when-issued, delayed delivery, or forward commitment basis while remaining substantially fully invested. There is also a risk that the securities may not be delivered or that a Fund may incur a loss or will have lost the opportunity to invest the amount set aside for such transaction in the segregated asset account. As to each such Fund, no more than 20% of its net assets may be invested in when-issued, delayed delivery or forward commitment transactions, and of such 20%, no more than one-half (i.e., 10% of its net assets) may be invested in when-issued, delayed delivery or forward commitment transactions without the intention of actually acquiring securities (i.e., dollar rolls).

DOLLAR ROLLS

In connection with its ability to purchase securities on a when-issued or forward commitment basis, the Fund may enter into "dollar rolls" in which the Fund sells securities for delivery in the current month and simultaneously contracts with the same counterparty to repurchase similar (same type, coupon and maturity) but not identical securities on a specified future date. The Fund gives up the right to receive principal and interest paid on the securities sold. However, the Fund would benefit to the extent of any difference between the price received for the securities sold and the lower forward price for the future purchase plus any fee income received. Unless such benefits exceed the income and capital appreciation that would have been realized on the securities sold as part of the dollar roll, the use of this technique will diminish the investment performance of the Fund compared with what such performance would have been without the use of dollar rolls. The Fund will hold and maintain in a segregated account until the settlement date cash, government securities or liquid high-grade debt securities in an amount equal to the value of the when-issued or forward commitment securities. The benefits derived from the use of dollar rolls may depend, among other things, upon Advisers ability to predict interest rates correctly. There is no assurance that dollar rolls can be successfully employed. In addition, the use of dollar rolls by the Fund while remaining substantially fully invested increases the amount of the Fund's assets that are subject to market risk to an amount that is greater than the Fund's net asset value, which could result in increased volatility of the price of the Fund's shares.

LENDING OF PORTFOLIO SECURITIES

Consistent with applicable regulatory requirements, the Fund may lend its portfolio securities (principally to broker-dealers) where such loans are callable at any time and are continuously secured by collateral (as, U.S. government securities, certificates of deposit, or other high-grade, short-term obligations or interest-bearing cash equivalents) equal to no less than the market value, determined daily, of the securities loaned. The Fund will receive amounts equal to dividends or interest on the securities loaned. The Fund will also earn income for having made the loan. The Fund will limit such lending to not more than 33 1/3% of the value of the Fund's total assets (including the amount lent as well as the collateral securing such loans). Where voting or consent rights with respect to loaned securities pass to the borrower, management will follow the policy of calling the loan, in whole or in part as may be appropriate, to permit the exercise of such voting or consent rights if the issues involved have a material effect on the Fund's investment in the securities loaned. Apart from lending its securities, investing in repurchase agreements, and acquiring debt securities, as described in the Prospectus and Statement of Additional Information, the Fund will not make loans to other persons.

The risks in lending portfolio securities, as with other extensions of secured credit, consist of possible delay in receiving additional collateral or in the recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. Loans will only be made to firms deemed by Fortis Advisers, Inc. ("Advisers") to be of good standing and will not be made unless, in the judgment of Advisers, the consideration to be earned from such loans would justify the risk.

Borrowings by the Fund through banks and "roll" transactions will not exceed 33 1/3% of the total assets of the Fund; however, an investment policy changeable without shareholder approval further restricts the Fund's borrowings to 10% of its total assets. No additional investment securities may be purchased by the Fund when outstanding borrowings, (including "roll" transactions) exceed 5% of the value of its total assets. If market fluctuations in the value of the portfolio holdings or other factors cause the ratio of total assets to outstanding borrowings to fall below 300%, within three days (excluding Sundays and holidays) of such event the Fund may be required to sell portfolio securities to restore the 300% asset coverage, even though from an investment standpoint such sales might be disadvantageous. Interest paid on borrowings will not be available for investment.

RESTRICTED OR ILLIQUID SECURITIES

The Fund has a nonfundamental policy prohibiting investment of more than 15% of its net assets in illiquid securities. This restriction does not include securities which may be resold to qualified institutional buyers in accordance with the provisions of Rule 144A under the Securities Act of 1933 ("Rule 144A securities"). The staff of the Securities and Exchange Commission has taken the position that the liquidity of Rule 144A securities in the portfolio of a fund offering redeemable securities is a question of fact for a board of directors of such a fund to determine, based upon a consideration by such board of the readily available trading markets and a review of any contractual restrictions. The SEC staff also acknowledges that, while such a board retains ultimate responsibility, if may delegate this function to the fund's investment adviser. At the present time, it is not possible to predict with assurance exactly how the market for Rule 144A securities will develop. A Rule 144A security which when purchased enjoyed a fair degree of marketability may subsequently become illiquid, thereby adversely affecting the liquidity of the Fund's portfolio.

SHORT SALES AGAINST THE BOX

The Fund may sell a security to the extent the Fund contemporaneously owns or has the right to obtain securities identical to those sold short without payment of any additional consideration. Such a short sale is referred to as a short sale "against the box." The aggregate market value of the underlying securities subject to all outstanding short sales may not exceed 5% of the net assets of the Fund.

INVESTMENT RESTRICTIONS OF GROWTH & INCOME FUND. As a result of the following fundamental investment restrictions, except as otherwise noted below, Growth & Income Fund will not:

   (1) Concentrate its investments in any particular industry, except that (i) it may invest up to 25% of the value of its total assets in any particular industry, and (ii) there is no limitation with respect to investments in obligations issued or guaranteed by the United States Government or its agencies and instrumentalities, or obligations of domestic commercial banks. As to utility companies, gas, electric, water and telephone companies will be considered as separate industries. As to finance companies, the following categories will be considered as separate industries: (a) captive automobile finance, such as General Motors Acceptance Corp. and Ford Motor Credit Corp.;
(b) captive equipment finance companies, such as Honeywell Finance Corporation and General Electric Credit Corp.; (c) captive retail finance companies, such as Macy Credit Corp. and Sears Roebuck Acceptance Corp.; (d) consumer loan companies, such as Beneficial Finance Corporation and Household Finance Corporation; (e) diversified finance companies such as CIT Financial Corp., Commercial Credit Corporation and Borg Warner Acceptance Corp.; and (f) captive oil finance companies, such as Shell Credit, Inc., Mobile Oil Credit Corp. and Texaco Financial Services, Inc.

   (2) Purchase or sell physical commodities (such as grains, livestock, etc.) or futures or options contracts thereon. However, it may purchase or sell any forms of financial instruments or contracts that might be deemed commodities.

   (3) Invest directly in real estate or interests in real estate; however, the Fund may invest in interests in real estate investment trusts, debt securities secured by real estate or interests therein, or debt or equity securities issued by companies which invest in real estate or interests therein.

   (4) Mortgage, pledge, hypothecate, or in any manner transfer, as security for indebtedness, any securities owned or held by the Fund, provided that this restriction shall not apply to the transfer of securities in connection with any permissible borrowing or the collateral arrangements in connection with permissible activities.

   (5) Act as an underwriter of securities of other issuers, except to the extent that, in connection with the disposition of portfolio securities, the Fund may be deemed an underwriter under applicable laws.

   (6) Purchase securities on margin, except that the Fund, in accordance with its investment objectives and policies, may purchase securities on a when-issued, delayed delivery or forward commitment basis. The Fund may also obtain such short-term credit as it needs for the clearance of securities transactions and may make margin deposits in connection with futures contracts.

   (7) Make short sales, except for sales "against the box." While a short sale is made by selling a security the Fund does not own, a short sale is "against the box" to the extent the Fund contemporaneously owns or has the right to obtain securities identical to those sold without payment of any additional consideration.

   (8) Make loans to other persons, except (i) the Fund may lend its portfolio securities in an amount not to exceed 33 1/3% of the value of its total assets if such loans are secured by collateral equal to at least the market value of the securities lent, provided that such collateral shall be limited to cash, securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, certificates of deposit or other high-grade, short-term obligations or interest-bearing cash equivalents; and (ii) it may purchase debt securities through private placements (restricted securities) in accordance with its investment objectives and policies.

   (9) Issue senior securities (as defined in the 1940 Act) other than as set forth in restriction #10 below and except to the extent that using options and futures contracts or purchasing or selling securities on a when issued, delayed delivery or forward commitment basis (including the entering into of roll transactions) may be deemed to constitute issuing a senior security.

  (10) Borrow money except from banks for temporary or emergency purposes not in excess of 33 1/3% of the value of the Fund's total assets. The Fund will not purchase securities while borrowings (including "roll" transactions) in excess of 5% of total assets are outstanding. In the event that the asset coverage for the Fund's borrowings falls below 300%, the Fund will reduce, within three days (excluding Sundays and holidays), the amount of its borrowings in order to provide for 300% asset coverage.

The following investment restrictions may be changed by the Board of Directors without shareholder approval.

The Growth & Income Fund will not:

   (1) Invest more than 5% of the value of its total assets in securities of other investment companies, except in connection with a merger, consolidation, acquisition, or reorganization; provided that the Fund shall not purchase or otherwise acquire more than 3% of the total outstanding voting stock of any other investment company. (Since the Fund indirectly absorbs its pro rata share of the other investment companies' expenses through the return received on these securities, "double" investment advisory fees in effect are paid on those portfolio assets invested in shares of other investment companies. However, management believes that at times the return and liquidity features of these securities will be more beneficial to the Fund than other types of securities, and that the indirect absorption of these expenses has a de minimis effect on the Fund's return.)

   (2) Invest in a company for the purpose of exercising control or management.

   (3) Invest in interests (including partnership interests or leases) in oil, gas, or other mineral exploration or development programs, except the Fund may purchase or sell securities issued by corporations engaging in oil, gas, or other mineral exploration or development business.

   (4) Purchase or retain the securities of any issuer if those officers and directors of the Fund or its investment adviser owning (including beneficial ownership) individually more than 1/2 of 1% of the securities of such issuer together own (including beneficial ownership) more than 5% of the securities of such issuer.

   (5) Invest more than 5% of its total assets in securities of unseasoned issuers, including their predecessors, which have been in operation for less than three years.

   (6) Invest more than 15% of its net assets in all forms of illiquid investments, as determined pursuant to applicable Securities and Exchange Commission rules and interpretations.

   (7) Enter into any options, futures, or forward contract transactions if immediately thereafter (a) the amount of premiums paid for all options, initial margin deposits on all futures contracts and/or options on futures contracts, and collateral deposited with respect to forward contracts held by or entered into by the Fund would exceed 5% of the value of the total assets of the Fund or
(b) the Fund's assets covering, subject to, or committed to all options, futures, and forward contracts would exceed 20% of the value of the total assets of the Fund. (This restriction does not apply to securities purchased on a when-issued, delayed delivery, or forward commitment basis.)

   (8) Invest in real estate limited partnership interests.

   (9) Purchase the securities of any issuer if such purchase at the time thereof would cause more than 10% of the voting securities of any issuer to be held by the Fund.

  (10) Borrow money in excess of 10% of its total assets, except as a temporary or emergency measure. ("Roll" transactions will not be considered borrowing for purposes of this restriction).

In seeking to attain its investment objectives, the Fund will invest primarily in common stocks or securities convertible into common stocks. Occasionally, however, limited amounts may be invested in other types of securities (such as nonconvertible preferred and debt securities). In periods when a more defensive position is deemed warranted, the Fund may invest in high grade preferred stocks, bonds, and other fixed income securities (whether or not convertible into or carrying rights to purchase common stock) or retain cash, all without limitation. The Fund may invest in repurchase agreements and in both listed and unlisted securities.

The Fund may also invest up to 10% of its total assets (at the time in investment) in foreign securities.

No more than 20% of the Fund's net assets may be invested to when-issued, delayed delivery, or forward commitment transactions, and of such 20%, no more than one-half (i.e., 10% of its net assets) may be invested in when-issued, delayed delivery, or forward commitment transactions without the intention of actually acquiring securities (i.e., dollar rolls).

DIRECTORS AND EXECUTIVE OFFICERS

The names, addresses, principal occupations, and other affiliations of directors and executive officers of each Fund are given below:

                          POSITION WITH                           PRINCIPAL OCCUPATION AND AFFILIATIONS WITH
   NAME & ADDRESS           THE FUND                           "AFFILIATED PERSONS" OR INVESTORS (PAST 5 YEARS)
--------------------     ---------------     -------------------------------------------------------------------------------------
Richard W. Cutting       Director            Certified public accountant and financial consultant.
137 Chapin Parkway
Buffalo, New York
Allen R. Freedman*       Director            Chairman and Chief Executive Officer of Fortis, Inc.; a Managing Director of Fortis
One Chase Manhattan                          International, N. V.
Plaza
New York, New York
Dr. Robert M. Gavin      Director            President, Macalester College.
1600 Grand Avenue
St. Paul, Minnesota
Benjamin S. Jaffray      Director            Chairman of the Sheffield Group, Ltd., a financial consulting group.
4040 IDS Center
Minneapolis,
Minnesota
Jean L. King             Director            President, Communi-King, a communications consulting firm.
12 Evergreen Lane
St. Paul, Minnesota
Dean C. Kopperud*        President and       Chief Executive Officer and a Director of Advisers, President and a Director of
500 Bielenberg Drive     Director            Investors, and Senior Vice President and a Director of Fortis Benefits Insurance
Woodbury, Minnesota                          Company and Time Insurance Company.
Edward M. Mahoney        Director            Retired; prior to December, 1994, Chairman and Chief Executive Officer and a Director
2760 Pheasant Road                           of Advisers and Investors, Senior Vice President and a Director of Fortis Benefits
Excelsior, Minnesota                         Insurance Company, and Senior Vice President of Time Insurance Company.
Robb L. Prince           Director            Retired; prior to June, 1995, Vice President and Treasurer, Jostens, Inc., a producer
5108 Duggan Plaza                            of products and services for the youth, education, sports award, and recognition
Edina, Minnesota                             markets.
Leonard J. Santow        Director            Principal, Griggs & Santow, Incorporated, economic and financial consultant.
75 Wall Street
21st Floor
New York, New York
Joseph M. Wikler         Director            Investment consultant and private investor; prior to January, 1994, Director of
12520 Davan Drive                            Research, Chief Investment Officer, Principal, and a Director, the Rothschild Co.,
Silver Spring,                               Baltimore, Maryland. The Rothschild Co. is an investment advisory firm.
Maryland
Gary N. Yalen            Vice President      President and Chief Investment Officer of Advisers (since August, 1995) and Fortis
One Chase Manhattan                          Asset Management, a division of Fortis, Inc., New York, NY, and Senior Vice
Plaza                                        President, Investments, Fortis, Inc.
New York, New York
Howard G. Hudson         Vice President      Executive Vice President of Advisers (since August, 1995) and Senior Vice President,
One Chase Manhattan                          Fixed Income, Fortis Asset Management; prior to February, 1991, Senior Vice
Plaza                                        President, Fairfield Research, New Canaan, CT.
New York, New York
Stephen M. Poling        Vice President      Executive Vice President and Director of Advisers and Investors.
5500 Wayzata
Boulevard
Golden Valley,
Minnesota

                          POSITION WITH                           PRINCIPAL OCCUPATION AND AFFILIATIONS WITH
   NAME & ADDRESS           THE FUND                           "AFFILIATED PERSONS" OR INVESTORS (PAST 5 YEARS)
--------------------     ---------------     -------------------------------------------------------------------------------------
Fred Obser               Vice President      Senior Vice President of Advisers (since August, 1995) and Senior Vice President,
One Chase Manhattan                          Equities, Fortis Asset Management.
Plaza
New York, New York
Dennis M. Ott            Vice President      Senior Vice President of Advisers and Investors.
5500 Wayzata
Boulevard
Golden Valley,
Minnesota
James S. Byrd            Vice President      Vice President of Advisers and Investors; prior to March, 1991, Senior Vice
5500 Wayzata                                 President, Templeton Investment Counsel, Inc., Fort Lauderdale, Florida.
Boulevard
Golden Valley,
Minnesota
Nicholas L. M.           Vice President      Vice President of Advisers (since August, 1995) and Vice President, Equities, Fortis
dePeyster                                    Asset Management; prior to July, 1991, Research Associate, Smith Barney, Inc., New
41st Floor                                   York, NY.
One Chase Manhattan
Plaza
New York, New York
Charles J. Dudley        Vice President      Vice President of Advisers and Fortis Asset Management; prior to August, 1995, Senior
One Chase Manhattan                          Vice President, Sun America Asset Management, Los Angeles, CA
Plaza
New York, New York
Maroun M. Hayek          Vice President      Vice President of Advisers (since August, 1995) and Vice President, Fixed Income,
One Chase Manhattan                          Fortis Asset Management.
Plaza
New York, New York
Robert C. Lindberg       Vice President      Vice President of Advisers and Investors; prior to July, 1993, Vice President,
One Chase Manhattan                          Portfolio Manager, and Chief Securities Trader, COMERICA, Inc., Detroit, Michigan.
Plaza                                        COMERICA, Inc. is a bank.
New York, New York
Kevin J. Michels         Vice President      Vice President of Advisers (since August, 1995) and Vice President, Administration,
One Chase Manhattan                          Fortis Asset Management.
Plaza
New York, New York
Stephen M. Rickert       Vice President      Vice President of Advisers (since August, 1995) and Corporate Bond Analyst, Fortis
One Chase Manhattan                          Asset Management; from August, 1993 to April, 1994, Corporate Bond Analyst, Dillon,
Plaza                                        Read & Co., Inc., New York, NY; prior to June, 1992, Corporate Bond Analyst, Western
New York, New York                           Asset Management, Los Angeles, CA.
Keith R. Thomson         Vice President      Vice President of Advisers and Investors.
5500 Wayzata
Boulevard
Golden Valley,
Minnesota
Christopher J. Woods     Vice President      Vice President of Advisers (since August, 1995) and Vice President, Fixed Income,
One Chase Manhattan                          Fortis Asset Management; prior to November, 1992, Head of Fixed Income, The Police
Plaza                                        and Firemen's Disability and Pension Fund of Ohio, Columbus, OH.
New York, New York
Robert W. Beltz, Jr.     Vice President      Vice President--Mutual Fund Operations of Advisers and Investors.
500 Bielenberg Drive
Woodbury, Minnesota
Thomas D. Gualdoni       Vice President      Vice President of Advisers, Investors, and Fortis Benefits Insurance Company.
500 Bielenberg Drive
Woodbury, Minnesota

                          POSITION WITH                           PRINCIPAL OCCUPATION AND AFFILIATIONS WITH
   NAME & ADDRESS           THE FUND                           "AFFILIATED PERSONS" OR INVESTORS (PAST 5 YEARS)
--------------------     ---------------     -------------------------------------------------------------------------------------
Larry A. Medin           Vice President      Senior Vice President--Sales of Advisers and Investors; from August 1992 to November
500 Bielenberg Drive                         1994, Senior Vice President, Western Divisional Officer of Colonial Investment
Woodbury, Minnesota                          Services, Inc., Boston, Massachusetts; from June 1991 to August 1992, Regional Vice
                                             President, Western Divisional Officer of Alliance Capital Management, New York, New
                                             York; prior to June 1991, Senior Vice President, National Sales Director, Met Life
                                             State Street Investment Services, Inc.
Jon H. Nicholson         Vice President      Vice President--Marketing and Product Development of Fortis Benefits Insurance
500 Bielenberg Drive                         Company.
Woodbury, Minnesota
John W. Norton           Vice President      Senior Vice President, General Counsel, and Secretary of Advisers and Investors;
500 Bielenberg Drive                         since January, 1993, Senior Vice President and General Counsel--Life and Investment
Woodbury, Minnesota                          Products, Fortis Benefits Insurance Company and Vice President and General Counsel,
                                             Life and Investment Products, Time Insurance Company.
David A. Peterson        Vice President      Vice President and Assistant General Counsel, Fortis Benefits Insurance Company,
500 Bielenberg Drive                         prior to January, 1991, Senior Vice President--Law, State Bond and Mortgage Company,
Woodbury, Minnesota                          Minneapolis, Minnesota.
Richard P. Roche         Vice President      Vice President of Advisers and Investors; prior to August, 1995, President of
500 Bielenberg Drive                         Prospecting By Seminars, Inc., Guttenberg, NJ.
Woodbury, Minnesota
Anthony J. Rotondi       Vice President      Senior Vice President of Advisers; from January, 1993 to August, 1995, Senior Vice
500 Bielenberg Drive                         President, Operations, Fortis Benefits Insurance Company; prior to January, 1993,
Woodbury, Minnesota                          Senior Vice President, Information Technology, Fortis, Inc.
Michael J. Radmer        Secretary           Partner, Dorsey & Whitney P.L.L.P., the Fund's General Counsel.
220 South Sixth
Street
Minneapolis,
Minnesota
Tamara L. Fagely         Treasurer           Fund Accounting Officer of Advisers and Investors.
500 Bielenberg Drive
Woodbury, Minnesota

-------------------------------------------
* Mr. Kopperud is an "interested person" (as defined under the 1940 Act) of Fortis Equity, Advisers, and Investors primarily because he is an officer and a director of each. Mr. Freedman is an "interested person" of Fortis Equity, Advisers, and Investors because he is Chairman and Chief Executive Officer of Fortis, Inc. ("Fortis"), the parent company of Advisers and indirect parent company of Investors, and a Managing Director of Fortis International, N. V., the parent company of Fortis.
-------------------------------------------

All of the above officers and directors also are officers and/or directors of other investment companies of which Advisers is the investment adviser. No compensation is paid by the Funds to any officers or directors except as follows (plus reimbursement of travel expenses to attend meetings) to each director not affiliated with Advisers or Investors:

                                       ASSET              GROWTH &                                    CAPITAL
                                     ALLOCATION   VALUE    INCOME    CAPITAL   FIDUCIARY   GROWTH   APPRECIATION
                                     PORTFOLIO    FUND      FUND      FUND       FUND       FUND     PORTFOLIO
                                     ----------   -----   --------   -------   ---------   ------   ------------
Monthly............................     $200      $ 200     $200      $200       $100       $350        $200
Per meeting attended...............     $100      $ 100     $100      $100       $100       $100        $100
Per committee meeting attended.....     $100      $ 100     $100      $100       $100       $100        $100

During the fiscal periods ended August 31, 1995, the Funds paid the following fees:

                                       ASSET                                      CAPITAL
                                     ALLOCATION   CAPITAL  FIDUCIARY   GROWTH   APPRECIATION
                                     PORTFOLIO     FUND      FUND       FUND     PORTFOLIO
                                     ----------   -------  ---------   -------  ------------
Directors' fees*...................    $5,116     $25,029   $16,000    $41,500     $5,608
Directors' travel expenses**.......    $  652     $ 1,481   $   210    $ 3,500     $  190
Legal fees***......................    $9,601     $49,497   $40,000    $59,000     $6,172

------------------------
  *Paid only to directors not affiliated with Advisers or Investors. **Paid only for expenses incurred in attending directors' meetings.
***Paid to a law firm of which each Fund's secretary is a partner.

As of September 30, 1995, the directors and executive officers of each Fund beneficially owned less than 1% of the outstanding shares of their respective Fund. Directors Kopperud, Prince, King, and Jaffray are members of the Executive Committee of each Fund's Board of Directors. While each Executive Committee is authorized to act in the intervals between regular board meetings with full capacity and authority of the full Board of Directors, except as limited by law, it is expected that the Committees will act only infrequently.

INVESTMENT ADVISORY AND OTHER SERVICES

GENERAL

Fortis Advisers, Inc. ("Advisers") has been the investment adviser and manager of each Fund since inception. Investors acts as the Funds' underwriter. Both act as such pursuant to written agreements periodically approved by the directors or shareholders of each Fund. The address of both is that of the Funds.
As of  September  30, 1995,  Advisers  managed twenty-eight  investment  company portfolios with combined net assets of approximately $4,068,451,000 and one private account with net assets of approximately $17,770,000. Fortis Financial Group also has approximately $1.9 billion in insurance reserves. As of the same date, the investment company portfolios had an aggregate of 222,175 shareholders.

During the past three fiscal periods the following amounts were paid to Advisers (as its compensation for acting as the investment adviser and manager of the Fund), Investors (for underwriting the Fund's shares), and sales representatives and dealers (by Investors as commissions):

                                   ASSET ALLOCATION                         CAPITAL                         FIDUCIARY
                                       PORTFOLIO                              FUND                             FUND
                          -----------------------------------  ----------------------------------  ----------------------------
                          AUGUST 31,        OCTOBER 31,                    AUGUST 31,                       AUGUST 31,
FISCAL PERIOD ENDED:         1995         1994        1993        1995        1994        1993       1995      1994      1993
                          ----------   ----------  ----------  ----------  ----------  ----------  --------  --------  --------
Amount Paid to:
  Advisers..............   $997,289    $1,103,566  $  980,482  $2,246,268  $2,126,932  $2,135,662  $537,646  $513,427  $471,354
                          ----------   ----------  ----------  ----------  ----------  ----------  --------  --------  --------
  Investors.............   $318,143    $  682,089  $  712,769  $  491,336  $  545,968  $1,107,253  $149,141  $128,808  $226,489
                          ----------   ----------  ----------  ----------  ----------  ----------  --------  --------  --------
  Sales Representatives
   and Dealers..........   $255,056    $  571,020  $  608,236  $  400,273  $  446,139  $  905,731  $115,197  $104,264  $184,484
                          ----------   ----------  ----------  ----------  ----------  ----------  --------  --------  --------

                                        GROWTH                     CAPITAL APPRECIATION
                                         FUND                            PORTFOLIO
                          ----------------------------------  -------------------------------
                                      AUGUST 31,              AUGUST 31,      OCTOBER 31,
FISCAL PERIOD ENDED:         1995        1994        1993        1995        1994      1993
                          ----------  ----------  ----------  ----------   --------  --------
Amount Paid to:
  Advisers..............  $4,517,570  $4,414,287  $4,219,964   $627,249    $607,491  $497,620
                          ----------  ----------  ----------  ----------   --------  --------
  Investors.............  $1,598,991  $2,478,553  $2,658,025   $269,096    $533,938  $337,851
                          ----------  ----------  ----------  ----------   --------  --------
  Sales Representatives
   and Dealers..........  $1,309,566  $2,011,210  $2,162,048   $217,531    $435,291  $285,774
                          ----------  ----------  ----------  ----------   --------  --------

During the fiscal periods ended August 31, 1995, Investors received the following amounts pursuant to the Plan of Distribution (see "Plan of Distribution"), paid the following amounts to broker-dealers and registered representatives, and in addition to such amount (along with Advisers) spent the following amounts on activities related to the distribution of the Fund's shares:

                           ASSET ALLOCATION    CAPITAL     FIDUCIARY      GROWTH    CAPITAL APPRECIATION
                              PORTFOLIO          FUND         FUND         FUND           PORTFOLIO
                              AUGUST 31,      AUGUST 31,   AUGUST 31,   AUGUST 31,       AUGUST 31,
FISCAL PERIOD ENDED:             1995            1995         1995         1995             1995
                           ----------------   ----------   ----------   ----------  ---------------------
Amount received..........      $477,319        $656,771     $140,132    $1,474,287        $287,542
                                -------       ----------   ----------   ----------         -------
Amount paid..............      $528,521        $661,540     $181,903    $1,443,698        $265,591
                                -------       ----------   ----------   ----------         -------
Additional Expenses
 paid....................      $195,098        $908,470     $277,215    $2,045,409        $108,727
                                -------       ----------   ----------   ----------         -------

--------------------------------------------------------------------------------

CONTROL AND MANAGEMENT OF ADVISERS AND INVESTORS

Fortis owns 100% of the outstanding voting securities of Advisers, and Advisers owns all of the outstanding voting securities of Investors.

Fortis, located in New York, New York, is a wholly owned subsidiary of Fortis International, N.V., which has approximately $100 billion in assets worldwide and is in turn an indirect wholly owned subsidiary of AMEV/VSB 1990 N.V. ("AMEV/VSB 1990").

AMEV/VSB 1990 is a corporation organized under the laws of The Netherlands to serve as the holding company for all U.S. operations and is owned 50% by Fortis AMEV and 50% by Fortis AG ("Group AG"). AMEV/VSB 1990 owns a group of companies active in insurance, banking and financial services, and real estate development in The Netherlands, the United States, Western Europe, Australia, and New Zealand.

Fortis AMEV is a diversified financial services company headquartered in Utrecht, The Netherlands, where its insurance operations began in 1847. Fortis AG is a diversified financial services company headquartered in Brussels, Belgium, where its insurance operations began in 1824. Fortis AMEV and Fortis AG own a group of companies (of which AMEV/VSB 1990 is one) active in insurance, banking and financial services, and real estate development in The Netherlands, Belgium, the United States, Western Europe, and the Pacific Rim.

Dean C. Kopperud is Chief Executive Officer of Advisers and President of Investors; Gary N. Yalen is President and Chief Investment Officer of Advisers; Stephen M. Poling is Executive Vice President of Advisers and Investors; Howard
G. Hudson is Executive Vice President of Advisers; Dennis M. Ott, Larry A. Medin, and Anthony J. Rotondi are Senior Vice Presidents of Advisers and Investors; John W. Norton is Senior Vice President, General Counsel, and Secretary of Advisers and Investors; Fred Obser is Senior Vice President of Advisers; Robert W. Beltz, Jr., James S. Byrd, Thomas D. Gualdoni, Robert C. Lindberg, Jon H. Nicholson, Richard P. Roche, and Keith R. Thomson are Vice Presidents of Advisers and Investors; Nicholas L. M. De Peyster, Charles J. Dudley, Maroun M. Hayek, Kevin J. Michels, Stephen M. Rickert, and Christopher
J. Woods are Vice Presidents of Advisers; John E. Hite is 2nd Vice President and Assistant Secretary of Advisers and Investors; Carol M. Houghtby is 2nd Vice President and Treasurer of Advisers and Investors; Barbara W. Kirby is 2nd Vice President of Advisers and Investors; Tamara L. Fagely is Fund Accounting Officer of Advisers and Investors; David C. Greenzang is Money Market Portfolio Officer of Advisers; Michael D. O'Connor is Qualified Plan Officer of Advisers and Investors; Barbara J. Wolf is Trading Officer of Advisers; Thomas E. Erickson is Assistant Secretary of Advisers and Investors; Joanne M. Herron is Assistant Treasurer of Advisers and Investors and Sharon R. Jibben is Assistant Secretary of Advisers.

Messrs. Kopperud, Yalen, and Poling are the Directors of Advisers.

All of the above persons reside or have offices in the Minneapolis/ St. Paul area, except Messrs. Yalen, Hudson, De Peyster, Dudley, Hayek, Lindberg, Michels, Obser, Rickert, Woods and Greenzang, who all are located in New York City.

INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT

Advisers acts as investment adviser and manager of each Fund, except Value Fund and Growth & Income Fund, under a separate Investment Advisory and Management Agreement (the "Agreement") dated January 31, 1992, which became effective the same date following shareholder approval on January 28, 1992. Advisers also acts as investment adviser and manager of Value Fund and Growth & Income Fund under an Investment Advisory and Management Agreement dated December 7, 1995 that became effective following approval by their then sole shareholder. Each Agreement was last approved by the applicable Board of Directors (including a majority of the directors who are not parties to the contract, or interested persons of any such party) on December 7, 1995. Each Agreement will terminate automatically in the event of its assignment. In addition, each Agreement is terminable at any time, without penalty, by the applicable Board of Directors or, with respect to any particular portfolio, by vote of a majority of the outstanding voting securities of the applicable portfolio, on not more than 60 days' written notice to Advisers, and by Advisers on 60 days' notice to the applicable Fund. Unless sooner terminated, each Agreement shall continue in effect for more than two years after its execution only so long as such continuance is specifically approved at least annually by either the applicable Board of Directors or, with respect to any particular portfolio, by vote of a majority of the outstanding voting securities of the applicable portfolio, provided that in either event such continuance is also approved by the vote of a majority of the directors who are not parties to such Agreement, or interested persons of such parties, cast in person at a meeting called for the purpose of voting on such approval.

Each Agreement provides for an investment advisory and management fee calculated as described in the following table. As you can see from the table, this fee decreases (as a percentage of Fund net assets) as the applicable Fund grows. As of September 30, 1995, the Funds had approximate net assets as follows:

Asset Allocation Portfolio.........  $ 141,749,000
Capital Fund.......................  $ 295,232,000
Fiduciary Fund.....................  $  68,161,000
Growth Fund........................  $ 691,397,000
Capital Appreciation Portfolio.....  $  99,993,000

                                                ANNUAL
                                          INVESTMENT ADVISORY
           AVERAGE NET ASSETS             AND MANAGEMENT FEE
----------------------------------------  -------------------
For the first $100,000,000                        1.0%
For the next $150,000,000                          .8%
For assets over $250,000,000                       .7%

Each Agreement requires the Fund to pay all its expenses which are not assumed by Advisers and/or Investors. These Fund expenses include, by way of example, but not by way of limitation, the fees and expenses of directors and officers of the Fund who are not "affiliated persons" of Advisers, interest expenses, taxes, brokerage fees and commissions, fees and expenses of registering and qualifying the Fund and its shares for distribution under Federal and state securities laws, expenses of preparing prospectuses and of printing and distributing prospectuses annually to existing shareholders, custodian charges, auditing and legal expenses, insurance expenses, association membership dues, and the expense of reports to shareholders, shareholders' meetings, and proxy solicitations.

Advisers bears the costs of acting as each Fund's transfer agent, registrar, and dividend disbursing agent.

Pursuant to an undertaking given to the State of California, Advisers has agreed to reimburse each Fund monthly for any amount by which the Fund's aggregate annual expenses, exclusive of taxes, brokerage commissions, and interest on borrowing exceeds 2 1/2% on the first $30,000,000 of average net assets, 2% on the next $70,000,000, and 1 1/2% on the balance. The Fund's distribution fee is excluded from these limits. Advisers reserves the right to agree to lesser expense limitations from time to time. In the fiscal periods ended August 31, 1995, Advisers was not required to make any reimbursement to the Funds pursuant to this limitation.

Advisers reserves the right, but shall not be obligated, to institute voluntary expense reimbursement programs which, if instituted, shall be in such amounts and based on such terms and conditions as Advisers, in its sole and absolute discretion, determines. Furthermore, Advisers reserves the absolute right to discontinue any of such reimbursement programs at any time without notice to the applicable Fund.

Expenses that relate exclusively to a particular Portfolio of a Fund, such as custodian charges and registration fees for shares, are charged to that Portfolio. Other expenses are allocated pro rata among the Portfolios in an equitable manner as determined by officers under the supervision of the Board of Directors, usually on the basis of net assets or number of accounts.

Under each Agreement, Advisers, as investment adviser to the Fund, has the sole authority and responsibility to make and execute investment decisions for the Fund within the framework of the Fund's investment policies, subject to review by the Board of Directors. Advisers also furnishes the Fund with all required management services, facilities, equipment, and personnel.

Although investment decisions for each Fund are made independently from those of the other funds or private accounts managed by Advisers, sometimes the same security is suitable for more than one fund or account. If and when two or more funds or accounts simultaneously purchase or sell the same security, the transactions will be allocated as to price and amount in accordance with arrangements equitable to each fund or account. The simultaneous purchase or sale of the same securities by the Fund and other funds or accounts may have a detrimental effect on the Fund, as this may affect the price paid or received by the Fund or the size of the position obtainable by the Fund.

PORTFOLIO TRANSACTIONS AND ALLOCATION OF BROKERAGE

In a number of security transactions, it is possible for the Funds to deal in the over-the-counter security markets (including the so-called "third market" which is the "over-the-counter" market for securities listed on the New York Stock Exchange) without the payment of brokerage commissions, but at net prices including a spread or markup. The Funds will continue to trade in this manner whenever the net price appears advantageous. During the fiscal periods ended August 31, 1995, transactions having an aggregate dollar value (excluding short-term securities) of approximately $205,454,000 for Asset Allocation Portfolio, $126,448,000 for Capital Fund, $4,067,000 for Fiduciary Fund, $188,895,000 for Growth Fund, and $32,059,000 for Capital Appreciation Portfolio were traded in this manner. Generally, the Funds must deal through brokers, and for the fiscal periods ended August 31, 1995, 1994, and 1993, they paid brokerage commissions as follows:

                                                     ASSET ALLOCATION                    CAPITAL FUND
                                                        PORTFOLIO               ------------------------------
                                             --------------------------------
                                             AUGUST 31,       OCTOBER 31,                 AUGUST 31,
FISCAL PERIOD ENDED:                            1995        1994       1993       1995       1994       1993
                                             ----------   --------   --------   --------   --------   --------
Brokerage Commissions......................  $  29,635    $104,452   $ 49,981   $109,933   $140,850   $355,655
                                             ----------   --------   --------   --------   --------   --------
Percentage of Average Net Assets...........       .03%        .11%       .09%       .04%       .06%       .15%
                                             ----------   --------   --------   --------   --------   --------

                                                     FIDUCIARY FUND                    GROWTH FUND
                                             ------------------------------   ------------------------------

                                                       AUGUST 31,                       AUGUST 31,
FISCAL PERIOD ENDED:                           1995       1994       1993       1995       1994       1993
                                             --------   --------   --------   --------   --------   --------
Brokerage Commissions......................  $ 20,327   $ 30,444   $ 59,421   $283,153   $159,575   $445,024
                                             --------   --------   --------   --------   --------   --------
Percentage of Average Net Assets...........      .04%       .06%       .13%       .05%       .03%       .08%
                                             --------   --------   --------   --------   --------   --------

                                                   CAPITAL APPRECIATION
                                                        PORTFOLIO
                                             --------------------------------
                                             AUGUST 31,       OCTOBER 31,
FISCAL PERIOD ENDED:                            1995        1994       1993
                                             ----------   --------   --------
Brokerage Commissions......................  $  13,428    $ 22,936   $ 33,386
                                             ----------   --------   --------
Percentage of Average Net Assets...........       .02%        .05%       .10%
                                             ----------   --------   --------

--------------------------------------------------------------------------------

The average commission rates (calculated by dividing the total dollar amount of transactions into the total dollar amount of commissions paid) paid by the Funds for the fiscal periods ended August 31, 1995, were .17% for Asset Allocation Portfolio, .23% for Capital Fund, .22% for Fiduciary Fund, .24% for Growth Fund, and .24% for Capital Appreciation Portfolio.

Advisers selects and (where applicable) negotiates commissions with the broker-dealers who execute the transactions for each Fund. The primary criterion for the selection of a broker-dealer is the ability of the broker-dealer, in the opinion of Advisers, to secure prompt execution of the transactions on favorable terms, including the reasonableness of the commission and considering the state of the market at the time. When consistent with these objectives, business may be placed with broker-dealers who furnish investment research services to Advisers. Such research services include advice, both directly and in writing, as to the value of securities; the advisability of investing in, purchasing, or selling securities; and the availability of securities, or purchasers or sellers of securities; as well as analyses and reports concerning issues, industries, securities, economic factors and trends, portfolio strategy, and the performance of accounts. This allows Advisers to supplement its own investment research activities and enables Advisers to obtain the views and information of individuals and research staffs of many different securities research firms prior to making investment decisions for the Fund. To the extent such commissions are directed to these other broker-dealers who furnish research services to Advisers, Advisers receives a benefit, not capable of evaluation in dollar amounts, without providing any direct monetary benefit to the Fund from these commissions. Advisers believes that most research services obtained by it generally benefit several or all of the investment companies and private accounts which it manages, as opposed to solely benefiting one specific managed fund or account. Research services obtained through commissions paid by the Fund may be used by Advisers in servicing all of its accounts, and not all such services would necessarily be used by Advisers in connection with the Fund.

Advisers has not entered into any formal or informal agreements with any broker-dealers, nor does it maintain any "formula" which must be followed in connection with the placement of Fund portfolio transactions in exchange for research services provided Advisers, except as noted below. However, Advisers does maintain an informal list of broker-dealers, which is used from time to time as a general guide in the placement of Fund business, in order to encourage certain broker-dealers to provide Advisers with research services which Advisers anticipates will be useful to it. Because the list is merely a general guide, which is to be used only after the primary criterion for the selection of broker-dealers (discussed above) has been met, substantial deviations from the list are permissible and may be expected to occur. Advisers will authorize each Fund to pay an amount of commission for effecting a securities transaction in excess of the amount of commission another broker-dealer would have charged only if Advisers determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage and research services provided by such broker-dealer, viewed in terms of either that particular transaction or Advisers' overall responsibilities with respect to the accounts as to which Advisers exercises investment discretion. Generally, the Fund pays higher commissions than the lowest rates available.

During the fiscal periods ended August 31, 1995, the Funds paid virtually all commissions to broker-dealers who furnished investment research to Advisers, as outlined above.

Each Fund will not effect any brokerage transactions in its portfolio securities with any broker-dealer affiliated directly or indirectly with Advisers, unless such transactions, including the frequency thereof, the receipt of commissions payable in connection therewith, and the selection of the affiliated broker-dealer effecting such transactions are not unfair or unreasonable to the shareholders of the Fund. No commissions were paid to any affiliate of Advisers by any of the Funds during the fiscal periods ended August 31, 1995, 1994, and 1993.

The Fund's acquisition during the fiscal period ended August 31, 1995, of securities of its regular brokers or dealers or of the parent of those brokers or dealers that derive more than fifteen percent of their gross revenue from securities-related activities is presented below:

                                                     VALUE OF
                                                    SECURITIES
                                                     OWNED AT
NAME OF ISSUER                                    END OF PERIOD
-----------------------------------------------  ----------------
ASSET ALLOCATION PORTFOLIO
  Bear Stearns & Co. ..........................    $  2,499,595
  DLJ Mtg. Acceptance Corp. ...................    $  1,022,393
  First Bank N.A. .............................    $    672,000
CAPITAL FUND
  First Bank N.A. .............................    $ 11,430,802
FIDUCIARY FUND
  First Bank N.A. .............................    $  2,925,941
GROWTH FUND
  First Bank N.A. .............................    $ 31,546,000
CAPITAL APPRECIATION PORTFOLIO
  First Bank N.A. .............................    $  2,453,064

CAPITAL STOCK

Each Fund's shares have a par value of $.01 per share and equal rights to share in dividends and assets. The shares possess no preemptive or conversion rights.

On September 30, 1995, the Funds had the following number of shares outstanding:
Asset Allocation Portfolio--8,551,374; Capital Fund--13,908,908; Fiduciary Fund--1,912,216; Growth Fund-- 20,513,559; and Capital Appreciation Portfolio--3,095,369. On that date, no person owned of record or, to the Funds' knowledge, beneficially as much as 5% of the outstanding shares of the Funds, except as follows:

Asset Allocation Portfolio: Class B--32% Norman P. Marraccini, 13603 Post Oak Ct., Chantilly, VA 22021-2529; 5% Gene Edmonds, 7740 Dunvegan Close, Atlanta, GA 30350-5504; Class C--18% BVR Enterprises Inc., 330 I Street, Penrose, CO 81240-9251; 7% Neal P. King, 801 N. Main Street, McAllen, TX 78501-4324; Class H--6% Marvin Pheffer, 7103 S. Revere Pky, Suite 7000, Englewood, CO 80112-3936; 5% Walter Danielson, 37627 WCR 39, Eaton, CO 80615.

Capital Fund: Class B--11% Lincoln County Colorado Employees Retirement Plan, P.O. Box 67, Hugo, CO 80821-0067; 9% Terrance L. Twedt, P.O. Box 309, Pacific City, OR 97135-0309; 6% Margaret Oliver, P.O. Box 246, Isabel, SD 57633-0246; Class C--29% Carol S. Atha, RR 7 Box 246, Fairmont, WV 26554-8925; 13% St. John Hardware & Implement Co., 3 Front Street, P.O. Box 8, St. John, WA 99171-0008; 5% Christopher L. Chapman, 4154 Knollwood Drive, Grand Blanc, MI 48439-2025; Class H--7% Charles A. Brokaw, 6208 Quail Hollow, Austin, TX 78750-8229; 5% Perry County Stone Co., RR 3, Perrysville, MO 63775-9803.

Fiduciary Fund: Class B--20% Meyers Printing Co., 7277 Boone Ave. North, Brooklyn Park, MN 55428-1539; 7% Mark D. Kayne MD, 23928 Lyons Ave. Suite 110, Newhall, CA 91321-2454; 7% Deborah J. Mccune, 3973 Breechwood Drive, Bellbrook, OH 45305-1602; 5% Terry P. and Jeannette E. Perkins, RR 1 Box 306, Orleans, VT 05860-9502; 5% Richard W and Rachael A Lafont, RR 3 Box 86, Barton, VT 05875-9010; Class C--32% Carol S. Atha, RR 7 Box 246, Farimont, WV 26554-8925;
20% St. John Hardware & Implement Co., 3 Front Street, P.O. Box 8, St. John, WA 99171-0008; 17% Stephanie A. Shunick, 115 Meadow Woods Drive, Kyle, TX 78640-8832.

Growth Fund: Class B--8% Lincoln County Colorado Employees Retirement Plan, P.O. Box 67, Hugo, CO 80821-0067; 6% Terrance L. Twedt, P.O. Box, 309, Pacific City, OR 97135-0309; Class C--16% Carol S. Atha, RR 7 Box 246, Farimont, WV 26554-8925; 5% Tim J and Amy L Kessler, 621 6th Avenue South East, Aberdeen, SD 57401.

Capital Appreciation Portfolio: Class B--14% Meyers Printing Co., 7277 Boone Ave. North, Brooklyn Park, MN 55428-1539; 6% Gene Edmonds, 7740 Dunvegan Close, Atlanta, GA 30350-5504; 5% J D Adams Culvert Co., P.O. Box 5218, Colorado Springs, CO 80931-5218; Class C--8% J A Hall, RR 5 Box 808, Duncan, OK 73533-9351; 7% Donaldson Lufkin Jenrette Securities Corporation Inc., P.O. Box 2052, Jersey City, NJ 07303-2052; 5% Kurt Becks, 9 Suncrest Dr., St. Peters, MO 63376-4432; 5% Keris M. Sirek, 2625 Evergreen Dr., Burlington, IA 52601-2422; 5%
Valerie J. Sirek, 2625 Evergreen Dr., Burlington, IA 52601-2422; Class H--8% Perry County Stone Co., RR 3, Perrysville, MO 63775-9803; 5% Jeffrey A. Justus, 1912 Wildwood Dr., Greencastle, IN 46135-9255.

Each Fund currently offers it shares in four classes, each with different sales arrangements and bearing different expenses. Under Fortis Advantage and Fortis Equity's Articles of Incorporation, the Board of Directors is authorized to create new portfolios without the approval of the shareholders of the Fund. Each share will have a pro rata interest in the assets of the portfolio to which the shares of that series relates, and will have no interest in the assets of any other portfolio. In the event of liquidation, each share of a portfolio would have the same rights to dividends and assets as every other share of that portfolio, except that, in the case of a series with more than one class of shares, such distributions will be adjusted to appropriately reflect any charges and expenses borne by each individual class. Each Fund's Board of Directors is also authorized to create new classes without shareholder approval.

None of the Funds are required under Minnesota law to hold annual or periodically scheduled regular meetings of shareholders. Minnesota corporation law provides for the Board of Directors to convene shareholder meetings when it deems appropriate. In addition, if a regular meeting of shareholders has not been held during the immediately preceding fifteen months, a shareholder or shareholders holding three percent or more of the voting shares may demand a regular meeting of shareholders by written notice of demand given to the chief executive officer or the chief financial officer. Within ninety days after receipt of the demand, a regular meeting of shareholders must be held at the Fund's expense. Additionally, the 1940 Act requires shareholder votes for all amendments to fundamental investment policies and restrictions and for all investment advisory contracts and amendments thereto.

Cumulative voting is not authorized. This means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so, and in such event the holders of the remaining shares will be unable to elect any directors.

COMPUTATION OF NET ASSET VALUE AND PRICING

On August 31, 1995, the Funds' net asset values per share were calculated as follows:

ASSET ALLOCATION PORTFOLIO

CLASS A
Net Assets     ($132,938,523)
-------------------------            =  Net Asset Value Per Share
Shares Outstanding (8,049,167)          ($16.52)

CLASS B
Net Assets         ($692,449)
-------------------------            =  Net Asset Value Per Share
Shares Outstanding   (42,077)           ($16.46)

CLASS H
Net Assets       ($4,675,777)
-------------------------            =  Net Asset Value Per Share
Shares Outstanding  (284,416)           ($16.44)

CLASS C
Net Assets         ($777,170)
-------------------------            =  Net Asset Value Per Share
Shares Outstanding   (47,355)           ($16.41)

CAPITAL FUND

CLASS A
Net Assets     ($291,262,852)
-------------------------            =  Net Asset Value Per Share
Shares Outstanding (13,728,864)         ($21.22)

CLASS B
Net Assets       ($1,527,021)
-------------------------            =  Net Asset Value Per Share
Shares Outstanding   (72,226)           ($21.14)

CLASS H
Net Assets       ($4,052,281)
-------------------------            =  Net Asset Value Per Share
Shares Outstanding  (191,696)           ($21.14)

CLASS C
Net Assets         ($343,811)
-------------------------            =  Net Asset Value Per Share
Shares Outstanding   (16,271)           ($21.13)

FIDUCIARY FUND

CLASS A
Net Assets      ($63,194,913)
-------------------------            =  Net Asset Value Per Share
Shares Outstanding (1,777,926)          ($35.54)

CLASS B
Net Assets         ($473,005)
-------------------------            =  Net Asset Value Per Share
Shares Outstanding   (13,381)           ($35.35)

CLASS H
Net Assets       ($1,480,698)
-------------------------            =  Net Asset Value Per Share
Shares Outstanding   (41,886)           ($35.35)

CLASS C
Net Assets         ($272,033)
-------------------------            =  Net Asset Value Per Share
Shares Outstanding    (7,684)           ($35.40)

GROWTH FUND

CLASS A
Net Assets     ($670,752,599)
-------------------------            =  Net Asset Value Per Share
Shares Outstanding (20,537,904)         ($32.66)

CLASS B
Net Assets       ($2,178,800)
-------------------------            =  Net Asset Value Per Share
Shares Outstanding   (67,079)           ($32.48)

CLASS H
Net Assets       ($6,866,807)
-------------------------            =  Net Asset Value Per Share
Shares Outstanding  (211,359)           ($32.49)

CLASS C
Net Assets         ($263,798)
-------------------------            =  Net Asset Value Per Share
Shares Outstanding    (8,120)           ($32.49)

CAPITAL APPRECIATION PORTFOLIO

CLASS A
Net Assets      ($90,918,223)
-------------------------            =  Net Asset Value Per Share
Shares Outstanding (2,964,190)          ($30.67)

CLASS B
Net Assets         ($841,251)
-------------------------            =  Net Asset Value Per Share
Shares Outstanding   (27,522)           ($30.57)

CLASS H
Net Assets       ($2,114,959)
-------------------------            =  Net Asset Value Per Share
Shares Outstanding   (69,156)           ($30.58)

CLASS C
Net Assets         ($227,203)
-------------------------            =  Net Asset Value Per Share
Shares Outstanding    (7,431)           ($30.58)

To obtain the public offering price per share, the 4.75% sales charge had to be added to the net asset value obtained above:

ASSET ALLOCATION PORTFOLIO*

CLASS A
$16.52
 ----    =  Public Offering Price Per Share
 .9525      ($17.34)

CAPITAL FUND

CLASS A
$21.22
 ----    =  Public Offering Price Per Share
 .9525      ($22.28)

FIDUCIARY FUND

CLASS A
$35.54
 ----    =  Public Offering Price Per Share
 .9525      ($37.31)

GROWTH FUND

CLASS A
$32.66
 ----    =  Public Offering Price Per Share
 .9525      ($34.29)

CAPITAL APPRECIATION PORTFOLIO*

CLASS A

$30.67
 ----    =  Public Offering Price Per Share
 .9525      ($32.20)

------------------------------
*Until January 1, 1996 these Funds had a 4.5% sales charge.

The primary close of trading of the New York Stock Exchange (the "Exchange") currently is 3:00 P.M. (Central Time), but this time may be changed. The offering price for purchase orders received in the office of the Funds after the beginning of each day the Exchange is open for trading is based on net asset value determined as of the primary closing time for business on the Exchange that day; the price in effect for orders received after such close is based on the net asset value as of such close of the Exchange on the next day the Exchange is open for trading.

Generally, the net asset value of each Fund's shares is determined on each day on which the Exchange is open for business. The Exchange is not open for business on the following holidays (nor on the nearest Monday or Friday if the holiday falls on a weekend): New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. Additionally, net asset value need not be determined (i) on days on which changes in the value of the Fund's portfolio securities will not materially affect the current net asset value of the Fund's shares; or (ii) on days during which no Fund shares are tendered for redemption and no orders to purchase or sell Fund shares are received by the Fund.

SPECIAL PURCHASE PLANS

Each Fund offers several special purchase plans, described in the Prospectus, which allow reduction or elimination of the sales charge on Class A shares under certain circumstances. Additional information regarding some of the plans is as follows:

STATEMENT OF INTENTION

The 13-month period is measured from the date the letter of intent is approved by Investors, or at the purchaser's option it may be made retroactive 90 days, in which case Investors will make appropriate adjustments on purchases during the 90-day period.

In computing the total amount purchased for purposes of determining the applicable sales commission, the public offering price (at the time they were purchased) of shares currently held in the Fortis Funds having a sales charge and purchased within the past 90 days may be used as a credit toward Fund shares to be purchased under the Statement of Intention. Any such fund shares purchased during the remainder of the 13-month period also may be included as purchases made under the Statement of Intention.

The Statement of Intention includes a provision for payment of additional applicable sales charges at the end of the period in the event the investor fails to purchase the amount indicated. This is accomplished by holding in escrow the number of shares represented by the sales charge discount. If the investor's purchases equal those specified in the Statement of Intention, the escrow is released. If the purchases do not equal those specified in the Statement of Intention, the shareholder may remit to Investors an amount equal to the difference between the dollar amount of sales charges actually paid and the amount of sales charges that would have been paid on the aggregate purchases if the total of such purchases had been made at a single time. If the purchaser does not remit this sum to Investors on a timely basis, Investors will redeem the escrowed shares. The Statement of Intention is not a binding obligation on the part of the investor to purchase, or the Fund to sell, the full amount indicated. Nevertheless, the Statement of Intention should be read carefully before it is signed.

TAX SHELTERED RETIREMENT PLANS

IRAS AND KEOGH PLANS. Individual taxpayers can defer taxes on current income by investing in Keogh Plans or Individual Retirement Accounts (IRAs) for retirement. You can qualify for a Keogh Plan if you are self-employed. lRAs may be opened by anyone who has earned compensation for services rendered. Certain reductions in sales charges set forth under "How to Buy Fund Shares" in the Funds' Prospectus are available to any organized group of individuals desiring to establish IRAs for the benefit of its members. If you are interested in one of these accounts, contact Investors for copies of our plans. You should check with your tax adviser before investing.

Under current Federal tax law, IRA depositors generally may contribute 100% of their earned income up to a maximum of $2,000 (including sales charge). Contributions up to $2,250 (including sales charge) can be made to IRA accounts for an individual and a nonemployed spouse. All shareholders who, along with their spouse, are not active participants in an employer sponsored retirement plan or who have adjusted gross income below a specified level can deduct such contributions (there is a partial deduction for higher income levels up to a specified amount) from taxable income so that taxes are put off until retirement, when reduced overall income and added deductions may result in a lower tax rate. There are penalty taxes for withdrawing this retirement money before reaching age 59 1/2 (unless the investor dies, is disabled, or withdraws equal installments over a lifetime). In addition, there are penalties on insufficient payouts after age 70 1/2, excess contributions, and excess distributions.

Each Fund may advertise the number or percentage of its shareholders, or the amount or percentage of its assets, which are invested in retirement accounts or in any particular type of retirement account. Such figures also may be given on an aggregate basis for all of the funds managed by Advisers. Any retirement plan numbers may be compared to appropriate industry averages.

TAX SAVINGS AND YOUR IRA--A FULLY TAXABLE INVESTMENT COMPARED TO AN INVESTMENT THROUGH AN IRA

The following table shows the yield on an investment of $2,000 made at the beginning of each year for a period of 10 years and a period of 20 years. For illustrative purposes only, the table assumes an annual rate of return of 8%.

                                  FULLY        FULLY      PARTIALLY       NON-
                                 TAXABLE     DEDUCTIBLE   DEDUCTIBLE   DEDUCTIBLE
                                INVESTMENT      IRA*        IRA**        IRA***
                                ----------   ----------   ----------   ----------
10 years - 15% Federal tax       $24,799      $31,291      $28,944      $26,597
 bracket

10 years - 28% Federal tax       $19,785      $31,291      $26,910      $22,530
 bracket

10 years - 31% Federal tax       $18,702      $31,291      $26,441      $21,591
 bracket

10 years - 36% Federal tax       $16,957      $31,291      $25,659      $20,026
 bracket

10 years - 39.6% Federal tax     $15,744      $31,291      $25,095      $18,900
 bracket

20 years - 15% Federal tax       $72,515      $98,846      $91,432      $84,019
 bracket

                                  FULLY        FULLY      PARTIALLY       NON-
                                 TAXABLE     DEDUCTIBLE   DEDUCTIBLE   DEDUCTIBLE
                                INVESTMENT      IRA*        IRA**        IRA***
                                ----------   ----------   ----------   ----------

20 years - 28% Federal tax       $54,236      $98,846      $85,007      $71,169
 bracket

20 years - 31% Federal tax       $50,526      $98,846      $83,525      $68,204
 bracket

20 years - 36% Federal tax       $44,722      $98,846      $81,054      $63,261
 bracket

20 years - 39.6% Federal tax     $40,820      $98,846      $79,274      $59,703
 bracket

------------------------
  * This column assumes that the entire $2,000 contribution each year is tax deductible. Tax on income earned on the IRA is deferred.
 ** This column assumes that only $1,000 of the $2,000 contribution each year is tax deductible. Tax on income earned in the IRA is deferred.
*** This column assumes that none of the $2,000 contribution each year is tax deductible. Tax on income earned in the IRA is deferred.

The 15% Federal income tax rate applies to taxable income up to and including $38,000 for married couples filing jointly and $22,750 for unmarried individuals. The 28% Federal income tax rate applies to taxable income from $38,000 to $91,850 for married couples filing jointly and to taxable income from $22,750 to $55,100 for unmarried individuals. The 31% Federal income tax rate applies to taxable income from $91,850 to $140,000 for married couples filing jointly and to taxable income from $55,100 to $115,000 for unmarried individuals. The 36% Federal income tax rate applies to taxable income from $140,000 to $250,000 for married couples filing jointly and to taxable income from $115,000 to $250,000 for unmarried individuals. The 39.6% Federal income tax rate applies to taxable income above $250,000 for married couples filing jointly and to taxable income above $250,000 for unmarried individuals. (Although the above table reflects the nominal Federal tax rates, the effective Federal tax rates exceed those rates for certain taxpayers because of the phase-out of personal exemptions and the partial disallowance of itemized deductions for taxpayers above certain income levels.)

The table reflects only Federal income tax rates, and not any state or local income taxes.

----------------------------------------------------

If you change your mind about opening your IRA, you generally have seven days after receipt of notification within which to cancel your account. To do this, you must send a written cancellation to Investors (at its mailing address listed on the cover page) within that seven day period. If you cancel within seven days, any amounts invested in a

Fund will be returned to you, together with any sales charge. If your investment has declined, Investors will make up the difference so that you receive the full amount invested.

PENSION; PROFIT-SHARING; IRA; 403(B). Tax qualified retirement plans also are available, including pension and profit-sharing plans, IRA's, and Section 403(b) salary reduction arrangements. The Section 403(b) salary reduction arrangement is principally for employees of state and municipal school systems and employees of many types of tax-exempt or nonprofit organizations. Persons desiring information about such Plans, including their availability, should contact Investors. All the Retirement Plans summarized above involve a long-term commitment of assets and are subject to various legal requirements and restrictions. The legal and tax implications may vary according to the circumstances of the individual investor. Therefore, the investor is urged to consult with an attorney or tax adviser prior to establishing such a plan.

TAX-QUALIFIED PLAN CUSTODIANS AND TRUSTEES. Current fees: IRA and 403(b)--$10 annually; Keogh or small group corporate plan--$15 initial fee plus $30 annually (plus $5 annually per participant account and a per participant account termination fee of $25). First Trust National Association is the Custodian under the IRA and 403(b) plans. If a shareholder pays custodial fees by separate check, they will not be deducted from his or her account and will not constitute excess contributions. First Trust National Association also acts as Trustee under the Keogh and small group corporate plans. The bank reserves the right to change its fees on 30 days' prior written notice.

WITHHOLDING. Distributions from accounts for tax qualified plans are subject to tax withholding unless: (a) the payee elects to have no withholding and is permitted to do so under Federal law; or (b) payment is made to an exempt person (normally the plan trustee in his or her capacity as plan trustee). Any payee electing to have no withholding must do so in writing, and must do so at or before the time that payment is made. A payee is not permitted to elect no withholding if he or she is subject to mandatory backup withholding under Federal law for failure to provide his or her tax identification number or for failure to report all dividend or interest payments. Payees from 403(b) and corporate or Keogh accounts also are not permitted to elect out of withholding except as regards systematic partial withdrawals extending over 10 or more years.

For IRAs, the withholding amount is 10% of the amount withdrawn. For corporate, Keogh, and 403(b) plans, the withholding amount is as follows:

Total withdrawals or
unscheduled partial
withdrawals or systematic
partial withdrawals for less
than a 10 year period--         20% of the amount withdrawn;

Other systematic partial
withdrawals--                   amount determined by wage
                                withholding    tables    and   your
                                completed   withholding   allowance
                                election  (or if none, is submitted
                                based on the  presumption that  you
                                are  a married  individual claiming
                                three  withholding  allowances  (no
                                withholding  if withdrawals  do not
                                exceed $10,600 per year);

Withholding for non-resident aliens is subject to special rules. When payment is made to a plan trustee, Advisers assumes no responsibility for withholding. Subsequent payment by the trustee to other payees may require withholding. Such withholding is the responsibility of the plan trustee or of the plan administrator.

Any amounts withheld may be applied as a credit against Federal tax subsequently due.

GIFTS OR TRANSFERS TO MINOR CHILDREN

This gift or transfer is registered in the name of the custodian for a minor under the Uniform Transfers to Minors Act (in some states the Uniform Gifts to Minors Act). Dividends or capital gains distributions are taxed to the child, whose tax bracket is usually lower than the adult's. However, if the child is under 14 years old and his or her unearned income is more than $1,300 per year, then that portion of the child's income which exceeds $1,300 per year will be taxed to the child's income which exceeds $1,300 per year will be taxed to the child at the parents' top rate. Control of the Fund shares passes to the child upon reaching a specified adult age (either 18 or 21 years in most states).

SYSTEMATIC INVESTMENT PLAN

Each Fund provides a convenient, voluntary method of purchasing shares in the Fund through its "Systematic Investment Plan."

The principal purposes of the Plan are to encourage thrift by enabling you to make regular purchases in amounts less than normally required, and to employ the principle of dollar cost averaging, described below.

By acquiring Fund shares on a regular basis pursuant to a Systematic Investment Plan, or investing regularly on any other systematic plan, the investor takes advantage of the principle of dollar cost averaging. Under dollar cost averaging, if a constant amount is invested at regular intervals at varying price levels, the average cost of all the shares will be lower than the average of the price levels. This is because the same fixed number of dollars buys more shares when price levels are low and fewer shares when price levels are high. It is essential that the investor consider his or her financial ability to continue this investment program during times of market decline as well as market rise. The principle of dollar cost averaging will not protect against loss in a declining market, as a loss will result if the plan is discontinued when the market value is less than cost.

An investor has no obligation to invest regularly or to continue the Plan, which may be terminated by the investor at any time without penalty. Under the Plan, any distributions of income and realized capital gains will be reinvested in additional shares at net asset value unless a shareholder instructs Investors in writing to pay them in cash. Investors reserves the right to increase or decrease the amount required to open and continue a Plan, and to terminate any Plan after one year if the value of the amount invested is less than the amount indicated.

EXCHANGE PRIVILEGE

The amount to be exchanged must meet the minimum purchase amount of the fund being purchased.

Shareholders should consider the differing investment objectives and policies of these other funds prior to making such exchange.

For Federal tax purposes, except where the transferring shareholder is a tax qualified plan, a transfer between funds is a taxable event that probably will give rise to a capital gain or loss. Furthermore, if a shareholder carries out the exchange within 90 days of purchasing the shares in a Fund, the sales charge incurred on that purchase cannot be taken into account for determining the shareholder's gain or loss on the sale of those shares to the extent that the sales charge that would have been applicable to the purchase of the later-acquired shares in the other fund is reduced because of the exchange privilege. However, the amount of the sales charge that may not be taken into account in determining the shareholder's gain or loss on the sale of the first-acquired shares may be taken into account in determining gain or loss on the eventual sale or exchange of the later-acquired shares.

REINVESTED DIVIDEND/CAPITAL GAINS DISTRIBUTIONS
BETWEEN FORTIS FUNDS

This privilege is based upon the fact that such orders are generally unsolicited and the resulting lack of sales effort and expense.

PURCHASES BY FORTIS, INC. (OR ITS SUBSIDIARIES) OR ASSOCIATED PERSONS

This privilege is based upon the relationship of such persons to the Funds and the resulting economies of sales effort and expense.

PURCHASES BY FUND DIRECTORS OR OFFICERS

This privilege is based upon their familiarity with the Fund and the resulting lack of sales effort and expense.

PURCHASES BY REPRESENTATIVES OR EMPLOYEES OF
BROKER-DEALERS

This privilege is based upon the presumed knowledge such persons have about the Funds as a result of their working for a company selling the Funds' shares and resulting economies of sales effort and expense.

PURCHASES BY CERTAIN RETIREMENT PLANS

This privilege is based upon the familiarity of such investors with the Fund and the resulting lack of sales effort and expense.

PURCHASES BY REGISTERED INVESTMENT COMPANIES

This privilege is based upon the generally unsolicited nature of such purchases and the resulting lack of sales effort and expense.

PURCHASES WITH PROCEEDS FROM REDEMPTION OF UNRELATED MUTUAL FUND SHARES OR SURRENDER OF CERTAIN FIXED ANNUITY CONTRACTS

SHAREHOLDERS OF UNRELATED MUTUAL FUNDS WITH SALES LOADS--This privilege is based upon the existing relationship of such persons with their broker-dealer or registered representative and/or the familiarity of such shareholders with mutual funds as an investment concept, with resulting economies of sales effort and expense.

OWNERS OF A FIXED ANNUITY CONTRACT NOT DEEMED A SECURITY UNDER THE SECURITIES LAWS--This privilege is based upon the existing relationship of such persons with their broker-dealer or registered representative and/or the lower acquisition costs associated with such sale, with resulting economies of sales effort and expense.

PURCHASES BY EMPLOYEES OF CERTAIN BANKS AND OTHER FINANCIAL SERVICES FIRMS

This privilege is based upon the familiarity of such investors with the Funds and the resulting lack of sales effort and expense.

PURCHASES BY COMMERCIAL BANKS OFFERING SELF DIRECTED 401(k) Programs Containing both Pooled and Individual Investment Options

This privilege is based upon the existing relationship of such persons with their broker-dealer or registered representative and/or the lower acquisition costs associated with such sale, with resulting economies of sales effort and expense.

PURCHASES BY INVESTMENT ADVISERS, TRUST COMPANIES, AND BANK TRUST DEPARTMENTS EXERCISING DISCRETIONARY INVESTMENT AUTHORITY OR USING A MONEY MANAGEMENT MUTUAL FUND "WRAP" PROGRAM

This privilege is based upon the familiarity of such investors with the Funds and the resulting lack of sales effort and expense.

REDEMPTION

The obligation of each Fund to redeem its shares when called upon to do so by the shareholder is mandatory with certain exceptions. The Fund will pay in cash all redemption requests by any shareholder of record, limited in amount during any 90-day period to the lesser of $250,000 or 1% of the net asset value of the Fund at the beginning of such period. When redemption requests exceed such amount, however, the Fund reserves the right to make part or all of the payment in the form of readily marketable securities or other assets of the Fund. An example of when this might be done is in case of emergency, such as in those situations enumerated in the following paragraph, or at any time a cash distribution would impair the liquidity of the Fund to the detriment of the existing shareholders. Any securities being so distributed would be valued in the same manner as the portfolio of the Fund is valued. If the recipient sold such securities, he or she probably would incur brokerage charges.

Redemption of shares, or payment, may be suspended at times (a) when the Exchange is closed for other than customary weekend or holiday closings, (b) when trading on said Exchange is restricted, (c) when an emergency exists, as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or it is not reasonably practicable for the Fund fairly to determine the value of its net assets, or during any other period when the Securities and Exchange Commission, by order, so permits; provided that applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions prescribed in (b) or (c) exist. The Exchange is not open for business on the following holidays (nor on the nearest Monday or Friday if the holiday falls on a weekend), on which the Fund will not redeem shares: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

There is no charge for redemption, nor does the Fund contemplate establishing a charge, although it has the right to do so. In the event a charge were established, it would apply only to persons who became shareholders after such charge was implemented, and it would not, in any event, exceed 1% of the net asset value of the shares redeemed. Should further public sales ever be discontinued, the Fund may deduct a proportionate share of the cost of liquidating assets from the asset value of the shares being redeemed, in order to protect the equity of the other shareholders.

SYSTEMATIC WITHDRAWAL PLAN

An investor may open a "Systematic Withdrawal Plan" providing for withdrawals of $50 or more per quarter, semiannually, or annually. The minimum amount which may be withdrawn of $50 per month is a minimum only, and should not be considered a recommendation.

These payments may constitute return of capital, and it should be understood that they do not represent a yield or return on investment and that they may deplete or eliminate the investment. The shareholder cannot be assured of receiving payment for any specific period because payments will terminate when all shares have been redeemed. The number of such payments will depend on the amount of each payment, the frequency of each payment, and the increase (or decrease) in value of the remaining shares.

Under this Plan, any distributions of income and realized capital gains are reinvested at net asset value. If a shareholder wishes to purchase additional shares of the Fund under this Plan, other than by reinvestment of distributions, it should be understood that he or she would be paying a sales commission on such purchases, while liquidations effected under the Plan would be at net asset value. Purchases of additional shares concurrent with withdrawals are ordinarily disadvantageous to the shareholder because of sales charges and tax liabilities. Additions to a shareholder account in which an election has been made to receive systematic withdrawals will be accepted only if each such addition is equal to at least one year's scheduled withdrawals or $1,200, whichever is greater. A shareholder may not have a "Systematic Withdrawal Plan" and a "Systematic Investment Plan" in effect simultaneously, as it is not, as explained above, advantageous to do so.

The Plan is voluntary, flexible, and under the shareholder's control and direction at all times, and does not limit or alter his or her right to redeem shares. The Plan may be terminated in writing at any time by either the shareholder or a Fund. The cost of operating the Plan is borne by Advisers. The redemption of Fund shares pursuant to the Plan is a taxable event to the shareholder.

REINVESTMENT PRIVILEGE

In order to allow investors who have redeemed a Fund's shares an opportunity to reinvest, without additional cost, a one-time privilege is offered whereby an investor may reinvest in the Fund, or in any other fund underwritten by Investors and available to the public, without a sales charge. The reinvestment privilege must be exercised in an amount not exceeding the proceeds of redemption; must be exercised within 60 days of redemption; and only may be exercised once with respect to the Fund.

The purchase price for Fund shares will be based upon net asset value at the time of reinvestment, and may be more or less than the redemption value. Should an investor utilize the reinvestment privilege within 30 days following a redemption which resulted in a loss, all or a portion of that loss may not be currently deductible for Federal income tax purposes. Exercising the reinvestment privilege would not alter any capital gains taxes payable on a realized gain. Furthermore, if a shareholder redeems within 90 days of purchasing the shares in a Fund, the sales charge incurred on that purchase cannot be taken into account for determining the shareholder's gain or loss on the sale of those shares.

TAXATION

Each Fund qualified in the tax year ended August 31, 1995, and intends to continue to qualify, as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). As long as a Fund so qualifies, it is not taxed on the income it distributes to its shareholders.

For individuals in taxable year 1995, long-term capital gains are subject to a maximum Federal Income tax rate of 28% while ordinary income is subject to a maximum rate of 39.6% (for taxable income in excess of $256,500). (The maximum effective tax rate may be in excess of 39.6%, resulting from a combination of the nominal tax rate and a phase-out of personal exemptions and a partial disallowance of itemized deductions for individuals with taxable incomes above certain levels.)

Gain or loss realized upon the sale of shares in a Fund will be treated as capital gain or loss, provided that the shares represented a capital asset in the hands of the shareholder. Such gain or loss will be long-term capital gain or loss if the shares were held for more than one year.

Under the Code, each Fund is subject to a nondeductible excise tax for each calendar year equal to 4 percent of the excess, if any, of the amount required to be distributed over the amount distributed. However, the excise tax does not apply to any income on which the Fund pays income tax. In order to avoid the imposition of the excise tax, the Fund generally must declare dividends by the end of a calendar year representing at least 98 percent of the Fund's ordinary income for the calendar year and 98 percent of its capital gain net income (both long-term and short-term capital gains) for the 12-month period ending October 31 of the calendar year.

Pursuant to a special provision in the Code, if Fund shares with respect to which a long-term capital gain distribution has been made are held for six months or less, any loss on the sale or other disposition of such shares will be a long-term capital loss to the extent of such long-term capital gain distribution, unless such sale or other disposition is pursuant to a Systematic Withdrawal Plan.

To the extent paid from "qualifying dividends" paid by a domestic corporation, distributions to corporate shareholders will qualify for the 70% dividends received deduction.

Under the Code, each Fund is required to withhold and remit to the U.S. Treasury 31% of dividend and capital gain income on the accounts of certain shareholders who fail to provide a correct tax identification number, fail to certify that they are not subject to backup withholding, or are subject to backup withholding for some other reason.

The foregoing is a general discussion of the Federal income tax consequences of an investment in the Funds as of the date of this Statement of Additional Information. Distributions from net investment income and from net realized capital gains may also be subject to state and local taxes. Shareholders are urged to consult their own tax advisers regarding specific questions as to Federal, state, or local taxes.

UNDERWRITER

On December 7, 1995, the Board of Directors of each Fund, except Value Fund and Growth & Income Fund, (including a majority of the directors who are not parties to the contract, or interested persons of any such party) last approved the Underwriting Agreement with Investors dated November 14, 1994, which became effective November 14, 1994. On the same date, the Board of Directors of Fortis Equity Portfolios approved Value Fund's and Growth & Income Fund's Underwriting Agreement with Investors dated December 7, 1995. Underwriting Agreements may be terminated by a Fund or Investors at any time by the giving of 60 days' written notice, and terminates automatically in the event of its assignment. Unless sooner terminated, the Underwriting Agreement shall continue in effect for more than two years after its execution only so long as such continuance is also approved by the vote of a majority of the directors who are not parties to such Underwriting Agreement, or interested persons of such parties, cast in person at a meeting called for the purpose of voting on such approval.

Each Underwriting Agreement requires Investors or Advisers to pay all promotional expenses in connection with the distribution of the Fund's shares, including paying for printing and distributing prospectuses and shareholder reports to new shareholders, and the costs of sales literature. See "Plan of Distribution," below, regarding fees paid to Investors to be used to compensate those who sell Fund shares and to pay certain other expenses of selling Fund shares.

In each Underwriting Agreement, Investors undertakes to indemnify the Fund against all costs of litigation and other legal proceedings, and against any liability incurred by or imposed upon the Fund in any way arising out of or in connection with the sale or distribution of the Fund's shares, except to the extent that such liability is the result of information which was obtainable by Investors only from persons affiliated with the Fund but not with Investors.

PLAN OF DISTRIBUTION

The policy of having the Funds compensate those who sell Fund shares has been adopted pursuant to Rule 12b-1 under the 1940 Act. Rule 12b-1(b) provides that any payments made by the Fund in connection with financing the distribution of its shares may only be made pursuant to a written plan describing all aspects of the proposed financing of distribution, and also requires that all agreements with any person relating to the implementation of the plan must be in writing. In addition, Rule 12b-1(b)(1) requires that such plan be approved by a majority of the Fund's outstanding shares, and Rule 12b-1(b)(1) requires that such plan, together with any related agreements, be approved by a vote of the Board of Directors who are not interested persons of the Fund and have no direct or indirect interest in the operation of the plan or in the agreements related to the plan, cast in person at a meeting called for the purpose of voting on such plan or agreement.

Rule 12b-1(b)(3) requires that the plan or agreement provide in substance:

    (i) That it shall continue in effect for a period of more than one year from the date of its execution or adoption only so long as such continuance is specifically approved at least annually in the manner described in paragraph
(b)(2) of Rule 12b-1;

   (ii) That any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to the plan or any related agreement shall provide to the Board of Directors, and the directors shall review, at least quarterly, a written report of the amounts so expended and the purpose for which such expenditures were made; and

   (iii) In the case of a plan, that it may be terminated at any time by vote of a majority of the members of the Board of Directors who are not interested persons of the Fund and have no direct or indirect financial interest in the operation of the plan, or in any agreements related to the plan or by vote of a majority of the outstanding voting securities of the Fund.

Rule 12b-1(b)(4) requires that such plans may not be amended to increase materially the amount to be spent for distribution without shareholder approval and that all material amendments of the plan must be approved in the manner described in paragraph (b)(2) of Rule 12b-1.

Rule 12b-1(c) provides that the Fund may rely on Rule 12b-1(b) only if the selection and nomination of the disinterested directors of the Fund are committed to the discretion of such disinterested directors. Rule 12b-1(e) provides that the Fund may implement or continue a plan pursuant to Rule 12b-1(b) only if the directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law, and under Section 36(a) and (b) of the 1940 Act, that there is a reasonable likelihood that the plan will benefit the Fund and its shareholders.

Each Fund's (except Value Fund and Growth & Income Fund) Board of Directors last approved the plan on December 7, 1995. The Board of Directors of Fortis Equity Portfolios approved the plan on behalf of Value Fund and Growth & Income Fund on December 7, 1995.

PERFORMANCE

Cumulative total return is the increase in value of a hypothetical $1,000 investment made at the beginning of the advertised period. It may be expressed in terms of dollars or percentage. Average annual total return is the annual compounded rate of return based upon the same hypothetical investment. Systematic investment plan cumulative total return and systematic investment plan average annual total return are similar except that $2,000 annual investments are assumed (at the beginning of each year). The tables set forth below each include reduction due to the maximum 4.75% sales charge and assume quarterly reinvestment of all dividend and capital gains distributions (for the Standard & Poor's 500 Stock Index ("S&P 500") and Dow Jones Industrial Average ("DJIA") as well as the Fund). Both indices consist of unmanaged groups of common stocks. All figures are based upon historical earnings and are not intended to indicate future performance. Investment return and share value fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. No adjustment has been made for a shareholder's income tax liability on dividends or capital gains.

$1,000 SINGLE INVESTMENT

                                      ASSET ALLOCATION PORTFOLIO (CLASS A)
                 VALUE OF           REINVESTED
                 INITIAL             CAPITAL
                  $1,000              GAINS                                   TOTAL
 YEAR ENDED      INVEST-             DISTRI-            REINVESTED          CUMULATIVE    % YEARLY
DECEMBER 31,     MENT($)       +    BUTIONS($)     +   DIVIDENDS($)    =     VALUE($)      CHANGE
     88*           981                   0                   0                  981        (1.9)%
     89          1,152                   0                  53                1,205        22.8%
     90          1,028                   0                 103                1,131        (6.1)%
     91          1,254                   0                 157                1,411        24.8%
     92          1,337                   0                 262                1,599        13.3%
     93          1,449                   0                 347                1,796        12.3%
     94          1,354                  84                 364                1,802        (0.3)%
     95          1,581                 111                 499                2,191        21.6%
                                CUMULATIVE TOTAL RETURN                    Last 5 Yrs.     84.5%
                                                                           Life of
                                                                           Portfolio      119.1%

                      S&P 500                    DJIA
                 TOTAL                     TOTAL
 YEAR ENDED    CUMULATIVE    % YEARLY    CUMULATIVE    % YEARLY
DECEMBER 31,    VALUE($)      CHANGE      VALUE($)      CHANGE
     88*         1,133        13.3%        1,121        12.1%
     89          1,505        32.8%        1,490        32.9%
     90          1,365        (9.3)%       1,405        (5.7)%
     91          1,792        31.3%        1,795        27.8%
     92          1,989        11.0%        2,005        11.7%
     93          2,247        13.0%        2,245        12.0%
     94          2,330         3.7%        2,492        11.0%
     95          3,021        29.7%        3,198        28.3%
                             121.3%                    127.6%
                 ------                    ------
                             202.1%                    219.8%
                 ------                    ------

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                                                                                                                 LIFE OF
              MOST RECENT:                1 YEAR    2 YEARS   3 YEARS   4 YEARS   5 YEARS   6 YEARS   7 YEARS   PORTFOLIO
Asset Allocation Portfolio (Class A)       15.85%     7.80%     9.28%    10.28%    13.03%     9.60%    11.39%     10.64%
S&P 500                                    29.67%    15.95%    14.95%    13.95%    17.22%    12.32%    15.04%     15.36%
DJIA                                       28.30%    19.35%    16.83%    15.52%    17.88%    13.57%    16.15%     16.21%

* = January 4, 1988 through September 30, 1988.
$2,000 ANNUAL INVESTMENTS

                                            ASSET ALLOCATION PORTFOLIO (CLASS A)               S&P 500      DJIA
                                   VALUE OF          REINVESTED                      TOTAL      TOTAL       TOTAL
 YEAR ENDED       CUMULATIVE    ANNUAL $2,000      CAPITAL GAINS     REINVESTED    CUMULATIVE  CUMULATIVE CUMULATIVE
DECEMBER 31,    INVESTMENT($)   INVESTMENTS($) +  DISTRIBUTIONS($) + DIVIDENDS($) = VALUE($)   VALUE($)   VALUE($)
    88*             2,000              1,962                  0            0        1,962        2,266     2,243
    89              4,000              4,540                  0          208        4,748        5,667     5,637
    90              6,000              5,751                  0          497        6,248        6,954     7,202
    91              8,000              9,340                  0          831       10,171       11,753    11,758
    92             10,000             11,989                  0        1,696       13,685       15,266    15,369
    93             12,000             15,063                  0        2,449       17,512       19,509    19,441
    94             14,000             15,852                905        2,719       19,476       22,300    23,806
    95             16,000             20,733              1,218        4,053       26,004       31,510    33,108

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                                                                                                                 LIFE OF
              MOST RECENT:                1 YEAR    2 YEARS   3 YEARS   4 YEARS   5 YEARS   6 YEARS   7 YEARS   PORTFOLIO
Asset Allocation Portfolio (Class A)       15.85%    10.33%     9.77%    10.00%    11.19%    10.66%    10.89%     10.83%
S&P 500                                    29.67%    20.03%    17.26%    15.77%    16.36%    15.00%    15.01%     15.11%
DJIA                                       28.30%    21.97%    19.14%    17.49%    17.65%    16.26%    16.22%     16.22%

* = January 4, 1988 through September 30 , 1988.
In the first two tables, had dividends and capital gains distributions been taken in cash, with no shares being acquired through reinvestment, the cash payments for the period would have been $77 for capital gains distributions and $333 for income dividends, and the value of the shares as of September 30, 1995, would have been $1,581.

$1,000 SINGLE INVESTMENT

                                        ASSET ALLOCATION PORTFOLIO (CLASS B)
                   VALUE OF           REINVESTED
                   INITIAL             CAPITAL
                    $1,000              GAINS                                   TOTAL
  YEAR ENDED       INVEST-             DISTRI-            REINVESTED          CUMULATIVE    % YEARLY
SEPTEMBER 30,      MENT($)       +    BUTIONS($)     +   DIVIDENDS($)    =     VALUE($)      CHANGE
     95*           1,158                   7                  38                1,203        20.3%
                                                                             Life of
                                  CUMULATIVE TOTAL RETURN                    Class

                        S&P 500                    DJIA
                   TOTAL                     TOTAL
  YEAR ENDED     CUMULATIVE    % YEARLY    CUMULATIVE    % YEARLY
SEPTEMBER 30,     VALUE($)      CHANGE      VALUE($)      CHANGE
     95*           1,268        26.8%        1,259        25.9%
                   ------                    ------

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

       MOST RECENT:         1 YEAR
Asset Allocation Portfolio
(Class B)                    20.29%
S&P 500                      26.76%
DJIA                         25.88%

* = This reflects the cumulative total return from November 14, 994 to September 30, 1995

$2,000 ANNUAL INVESTMENTS

                                           ASSET ALLOCATION PORTFOLIO (CLASS B)
 YEAR ENDED                  VALUE OF ANNUAL      REINVESTED                         TOTAL     S&P 500 TOTAL  DJIA TOTAL
 SEPTEMBER     CUMULATIVE        $2,000          CAPITAL GAINS      REINVESTED     CUMULATIVE   CUMULATIVE    CUMULATIVE
    30,       INVESTMENT($)  INVESTMENTS($)   + DISTRIBUTIONS($) + DIVIDENDS($)  =  VALUE($)     VALUE($)      VALUE($)
     95              2,000            2,317                 15              74         2,406          2,535       2,518

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                            LIFE OF
       MOST RECENT:         PORTFOLIO*
Asset Allocation Portfolio
(Class B)                    20.29%
S&P 500                      26.76%
DJIA                         25.88%

* = This reflects the cummulative total return from November 14, 1994 to September 30, 1995

In the first two tables, had dividends and capital gains distributions been taken in cash, with no shares being acquired through reinvestment, the cash payments for the period would have been $6 for capital gains distributions and $33 for income dividends, and the value of the shares as of September 30, 1995, would have been $1,158.

$1,000 SINGLE INVESTMENT

                                        ASSET ALLOCATION PORTFOLIO (CLASS H)
                   VALUE OF           REINVESTED
                   INITIAL             CAPITAL
                    $1,000              GAINS                                   TOTAL
  YEAR ENDED       INVEST-             DISTRI-            REINVESTED          CUMULATIVE    % YEARLY
SEPTEMBER 30,      MENT($)       +    BUTIONS($)     +   DIVIDENDS($)    =     VALUE($)      CHANGE
     95*           1,158                   7                  37                1,202        20.2%
                                                                             Life of
                                  CUMULATIVE TOTAL RETURN                    Class

                        S&P 500                    DJIA
                   TOTAL                     TOTAL
  YEAR ENDED     CUMULATIVE    % YEARLY    CUMULATIVE    % YEARLY
SEPTEMBER 30,     VALUE($)      CHANGE      VALUE($)      CHANGE
     95*           1,268        26.8%        1,259        25.9%
                   ------                    ------

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

       MOST RECENT:         1 YEAR
Asset Allocation Portfolio
(Class H)                    20.22%
S&P 500                      26.76%
DJIA                         25.88%

* = This reflects the cummulative total return from November 14, 1994 to September 30, 1995

$2,000 ANNUAL INVESTMENTS

                                            ASSET ALLOCATION PORTFOLIO (CLASS H)
                                   VALUE OF         REINVESTED
                                    ANNUAL           CAPITAL
                                    $2,000            GAINS
 YEAR ENDED        CUMULATIVE       INVEST-          DISTRI-            REINVESTED
SEPTEMBER 30,    INVESTMENT($)     MENTS($)     +   BUTIONS($)    +    DIVIDENDS($)     =
     95*              2,000          2,315                15                 74

                                S&P 500
                  TOTAL          TOTAL        DJIA TOTAL
 YEAR ENDED     CUMULATIVE     CUMULATIVE     CUMULATIVE
SEPTEMBER 30,    VALUE($)       VALUE($)       VALUE($)
     95*           2,404          2,535          2,518

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                            LIFE OF
       MOST RECENT:         PORTFOLIO*
Asset Allocation Portfolio
(Class H)                    20.22%
S&P 500                      26.76%
DJIA                         25.88%

* = This reflects the cummulative total return from November 14, 1994 to September 30, 1995

In the first two tables, had dividends and capital gains distributions been taken in cash, with no shares being acquired through reinvestment, the cash payments for the period would have been $6 for capital gains distributions and $33 for income dividends, and the value of the shares as of September 30, 1995, would have been $1,158.

$1,000 SINGLE INVESTMENT

                                        ASSET ALLOCATION PORTFOLIO (CLASS C)
                   VALUE OF           REINVESTED
                   INITIAL             CAPITAL
                    $1,000              GAINS                                   TOTAL
  YEAR ENDED       INVEST-             DISTRI-            REINVESTED          CUMULATIVE    % YEARLY
SEPTEMBER 30,      MENT($)       +    BUTIONS($)     +   DIVIDENDS($)    =     VALUE($)      CHANGE
     95*           1,155                   8                  36                1,199        19.9%
                                                                             Life of
                                  CUMULATIVE TOTAL RETURN                    Class

                        S&P 500                    DJIA
                   TOTAL                     TOTAL
  YEAR ENDED     CUMULATIVE    % YEARLY    CUMULATIVE    % YEARLY
SEPTEMBER 30,     VALUE($)      CHANGE      VALUE($)      CHANGE
     95*           1,268        26.8%        1,259        25.9%
                   ------                    ------

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

       MOST RECENT:         1 YEAR
Asset Allocation Portfolio
(Class C)                    19.94%
S&P 500                      26.76%
DJIA                         25.88%

* = This reflects the cummulative total return from November 14, 1994 to September 30, 1995

$2,000 ANNUAL INVESTMENTS

                                                   ASSET ALLOCATION PORTFOLIO (CLASS C)
                                   VALUE OF         REINVESTED
                                    ANNUAL           CAPITAL
                                    $2,000            GAINS                                    TOTAL
 YEAR ENDED        CUMULATIVE       INVEST-          DISTRI-            REINVESTED           CUMULATIVE
SEPTEMBER 30,    INVESTMENT($)     MENTS($)     +   BUTIONS($)    +    DIVIDENDS($)     =     VALUE($)
     95               2,000          2,310                15                 74                 2,399

                 S&P 500
                  TOTAL        DJIA TOTAL
 YEAR ENDED     CUMULATIVE     CUMULATIVE
SEPTEMBER 30,    VALUE($)       VALUE($)
     95            2,535          2,518

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                            LIFE OF
       MOST RECENT:         PORTFOLIO*
Asset Allocation Portfolio
(Class C)                    19.94%
S&P 500                      26.76%
DJIA                         25.88%

* = This reflects the cummulative total return from November 14, 1994 to September 30, 1995

l]In the first two tables, had dividends and capital gains distributions been taken in cash, with no shares being acquired through reinvestment, the cash payments for the period would have been $6 for capital gains distributions and $33 for income dividends, and the value of the shares as of September 30, 1995, would have been $1,155.

$1,000 SINGLE INVESTMENT

                                               CAPITAL FUND (CLASS A)
                   VALUE OF           REINVESTED
                   INITIAL             CAPITAL
                    $1,000              GAINS                                   TOTAL
  YEAR ENDED       INVEST-             DISTRI-            REINVESTED          CUMULATIVE    % YEARLY
SEPTEMBER 30,      MENT($)       +    BUTIONS($)     +   DIVIDENDS($)    =     VALUE($)      CHANGE
     86            1,198                  97                  18                1,313        31.3%
     87            1,475                 212                  32                1,719        30.9%
     88            1,077                 350                  44                1,471       (14.4)%
     89            1,484                 482                  95                2,061        40.1%
     90            1,205                 481                 106                1,792       (13.1)%
     91            1,479                 770                 165                2,414        34.7%
     92            1,668                 915                 202                2,785        15.4%
     93            1,689               1,090                 227                3,006         7.9%
     94            1,635               1,298                 231                3,164         5.3%
     95            1,919               1,696                 289                3,904        23.4%
                                  CUMULATIVE TOTAL RETURN                    Last 5 Yrs.    107.5%
                                                                             Last 10 Yrs.   290.4%

                        S&P 500                    DJIA
                   TOTAL                     TOTAL
  YEAR ENDED     CUMULATIVE    % YEARLY    CUMULATIVE    % YEARLY
SEPTEMBER 30,     VALUE($)      CHANGE      VALUE($)      CHANGE
     86            1,317        31.7%        1,383        38.3%
     87            1,888        43.4%        2,096        51.6%
     88            1,655       (12.3)%       1,771       (15.5)%
     89            2,199        32.9%        2,353        32.9%
     90            1,994        (9.3)%       2,219        (5.7)%
     91            2,617        31.2%        2,836        27.8%
     92            2,905        11.0%        3,167        11.7%
     93            3,283        13.0%        3,545        11.9%
     94            3,404         3.7%        3,936        11.0%
     95            4,413        29.6%        5,050        28.3%
                               121.3%                    127.6%
                   ------                    ------
                               341.3%                    405.0%
                   ------                    ------

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

       MOST RECENT:         1 YEAR    2 YEARS   3 YEARS   4 YEARS   5 YEARS   6 YEARS   7 YEARS   8 YEARS   9 YEARS   10 YEARS
Capital Fund (Class A)       17.52%    11.22%    10.11%    11.40%    15.72%    10.33%    14.16%    10.13%    12.26%    14.59%
S&P 500                      29.67%    15.95%    14.95%    13.95%    17.22%    12.32%    15.04%    11.20%    14.38%    16.01%
DJIA                         28.30%    19.35%    16.83%    15.52%    17.88%    13.57%    16.15%    11.62%    15.48%    17.58%

$2,000 ANNUAL INVESTMENTS

                                                        CAPITAL FUND (CLASS A)
 YEAR ENDED                    VALUE OF ANNUAL         REINVESTED                               TOTAL     S&P 500 TOTAL  DJIA TOTAL
 SEPTEMBER      CUMULATIVE         $2,000             CAPITAL GAINS         REINVESTED        CUMULATIVE   CUMULATIVE    CUMULATIVE
    30,        INVESTMENT($)   INVESTMENTS($)    +  DISTRIBUTIONS($)    +  DIVIDENDS($)    =   VALUE($)     VALUE($)      VALUE($)
     86                2,000            2,397                    195                 35           2,627          2,634       2,766
     87                4,000            5,294                    557                 78           5,929          6,643       7,222
     88                6,000            5,258                  1,296                152           6,706          7,576       7,793
     89                8,000            9,868                  1,786                410          12,064         12,722      13,012
     90               10,000            9,557                  2,059                527          12,143         13,352      14,158
     91               12,000           14,076                  3,934                919          18,929         20,151      20,645
     92               14,000           18,022                  4,832              1,176          24,030         24,589      25,296
     93               16,000           20,175                  6,418              1,398          27,991         30,043      30,553
     94               18,000           21,371                  8,635              1,461          31,467         33,222      36,144
     95               20,000           27,316                 11,958              1,902          41,176         45,671      48,937

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

       MOST RECENT:         1 YEAR    2 YEARS   3 YEARS   4 YEARS   5 YEARS   6 YEARS   7 YEARS   8 YEARS   9 YEARS   10 YEARS
Capital Fund (Class A)       17.52%    13.16%    11.54%    11.48%    13.19%    12.25%    12.86%    12.13%    12.16%    12.81%
S&P 500                      29.67%    20.03%    17.26%    15.77%    16.36%    15.00%    15.01%    13.98%    14.09%    14.61%
DJIA                         28.30%    21.97%    19.14%    17.49%    17.65%    16.26%    16.22%    14.97%    15.11%    15.81%

In the first two tables, had dividends and capital gains distributions been taken in cash, with no shares being acquired through reinvestment, the cash payments for the period would have been $814 for capital gains distributions and $137 for income dividends, and the value of the shares as of September 30, 1994, would have been $1,919.

$1,000 SINGLE INVESTMENT

                                               CAPITAL FUND (CLASS B)
                   VALUE OF           REINVESTED
                   INITIAL             CAPITAL
                    $1,000              GAINS                                   TOTAL
  YEAR ENDED       INVEST-             DISTRI-            REINVESTED          CUMULATIVE    % YEARLY
SEPTEMBER 30,      MENT($)       +    BUTIONS($)     +   DIVIDENDS($)    =     VALUE($)      CHANGE
     95*           1,153                  54                   2                1,209        20.9%
                                                                             Life of
                                  CUMULATIVE TOTAL RETURN                    Class

                        S&P 500                    DJIA
                   TOTAL                     TOTAL
  YEAR ENDED     CUMULATIVE    % YEARLY    CUMULATIVE    % YEARLY
SEPTEMBER 30,     VALUE($)      CHANGE      VALUE($)      CHANGE
     95*           1,268        26.8%        1,259        25.9%
                   ------                    ------

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                            LIFE OF
       MOST RECENT:         PORTFOLIO*
Capital Fund (Class B)       20.86%
S&P 500                      26.76%
DJIA                         25.88%

* = This reflects the cumulative total return from November 14, 1994 to September 30, 1995

$2,000 ANNUAL INVESTMENTS

                                                       CAPITAL FUND (CLASS B)
                              VALUE OF ANNUAL         REINVESTED                              TOTAL     S&P 500 TOTAL  DJIA TOTAL
 YEAR ENDED     CUMULATIVE        $2,000             CAPITAL GAINS         REINVESTED       CUMULATIVE   CUMULATIVE    CUMULATIVE
SEPTEMBER 30,  INVESTMENT($)  INVESTMENTS($)    +  DISTRIBUTIONS($)    +  DIVIDENDS($)   =   VALUE($)     VALUE($)      VALUE($)
     95*              2,000            2,306                    107                 4           2,417          2,535       2,518

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                            LIFE OF
       MOST RECENT:         PORTFOLIO*
Capital Fund (Class B)       20.86%
S&P 500                      26.76%
DJIA                         25.88%

* = This reflects the cumulative total return from November 14, 1994 to September 30, 1995
In the first two tables, had dividends and capital gains distributions been taken in cash, with no shares being acquired through reinvestment, the cash payments for the period would have been $42 for capital gains distributions and $1 for income dividends, and the value of the shares as of September 30, 1995, would have been $1,153.

$1,000 SINGLE INVESTMENT

                                               CAPITAL FUND (CLASS H)
                   VALUE OF           REINVESTED
                   INITIAL             CAPITAL
                    $1,000              GAINS                                   TOTAL
  YEAR ENDED       INVEST-             DISTRI-            REINVESTED          CUMULATIVE    % YEARLY
SEPTEMBER 30,      MENT($)       +    BUTIONS($)     +   DIVIDENDS($)    =     VALUE($)      CHANGE
     95*           1,153                  54                   1                1,208        20.8%
                                                                               Life of
                                  CUMULATIVE TOTAL RETURN                       Class

                        S&P 500                    DJIA
                   TOTAL                     TOTAL
  YEAR ENDED     CUMULATIVE    % YEARLY    CUMULATIVE    % YEARLY
SEPTEMBER 30,     VALUE($)      CHANGE      VALUE($)      CHANGE
     95*           1,268        26.8%        1,259        25.9%
                   ------                    ------

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                            LIFE OF
       MOST RECENT:         PORTFOLIO*
Capital Fund (Class H)       20.80%
S&P 500                      26.76%
DJIA                         25.88%

* = This reflects the cumulative total return from November 14, 1994 to September 30, 1995

$2,000 ANNUAL INVESTMENTS

                                                      CAPITAL FUND (CLASS H)
                              VALUE OF ANNUAL        REINVESTED                              TOTAL     S&P 500 TOTAL  DJIA TOTAL
 YEAR ENDED     CUMULATIVE        $2,000            CAPITAL GAINS        REINVESTED        CUMULATIVE   CUMULATIVE    CUMULATIVE
SEPTEMBER 30,  INVESTMENT($)  INVESTMENTS($)    +  DISTRIBUTIONS($)  +  DIVIDENDS($)    =   VALUE($)     VALUE($)      VALUE($)
     95*              2,000            2,305                  107                  4           2,416          2,535       2,518

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                            LIFE OF
       MOST RECENT:         PORTFOLIO*
Capital Fund (Class H)       20.80%
S&P 500                      26.76%
DJIA                         25.88%

* = This reflects the cumulative total return from November 14, 1994 to September 30, 1995
In the first two tables, had dividends and capital gains distributions been taken in cash, with no shares being acquired through reinvestment, the cash payments for the period would have been $42 for capital gains distributions and $1 for income dividends, and the value of the shares as of September 30, 1995, would have been $1,153.

$1,000 SINGLE INVESTMENT

                                               CAPITAL FUND (CLASS C)
                   VALUE OF           REINVESTED
                   INITIAL             CAPITAL
                    $1,000              GAINS                                   TOTAL
  YEAR ENDED       INVEST-             DISTRI-            REINVESTED          CUMULATIVE    % YEARLY
SEPTEMBER 30,      MENT($)       +    BUTIONS($)     +   DIVIDENDS($)    =     VALUE($)      CHANGE
     95*           1,152                  54                   2                1,208        20.8%
                                                                               Life of
                                  CUMULATIVE TOTAL RETURN                       Class

                        S&P 500                    DJIA
                   TOTAL                     TOTAL
  YEAR ENDED     CUMULATIVE    % YEARLY    CUMULATIVE    % YEARLY
SEPTEMBER 30,     VALUE($)      CHANGE      VALUE($)      CHANGE
     95*           1,268        26.8%        1,259        25.9%
                   ------                    ------

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                            LIFE OF
       MOST RECENT:         PORTFOLIO*
Capital Fund (Class C)       20.74%
S&P 500                      26.76%
DJIA                         25.88%

* = This reflects the cumulative total return from November 14, 1994 to September 30, 1995

$2,000 ANNUAL INVESTMENTS

                                                     CAPITAL FUND (CLASS C)
                              VALUE OF ANNUAL        REINVESTED                            TOTAL     S&P 500 TOTAL  DJIA TOTAL
 YEAR ENDED     CUMULATIVE        $2,000            CAPITAL GAINS       REINVESTED       CUMULATIVE   CUMULATIVE    CUMULATIVE
SEPTEMBER 30,  INVESTMENT($)  INVESTMENTS($)    +  DISTRIBUTIONS($)  + DIVIDENDS($)   =   VALUE($)     VALUE($)      VALUE($)
     95*              2,000            2,304                  107                4           2,415          2,535       2,518

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                            LIFE OF
       MOST RECENT:         PORTFOLIO*
Capital Fund (Class C)       20.74%
S&P 500                      26.76%
DJIA                         25.88%

* = This reflects the cumulative total return from November 14, 1994 to September 30, 1995
In the first two tables, had dividends and capital gains distributions been taken in cash, with no shares being acquired through reinvestment, the cash payments for the period would have been $42 for capital gains distributions and $1 for income dividends, and the value of the shares as of September 30, 1995, would have been $1,152.

$1,000 SINGLE INVESTMENT

                                                   FIDUCIARY FUND (CLASS A)
                    VALUE OF              REINVESTED                                     TOTAL
  YEAR ENDED     INITIAL $1,000          CAPITAL GAINS           REINVESTED            CUMULATIVE    % YEARLY
SEPTEMBER 30,     INVESTMENT($)     +   DISTRIBUTIONS($)   +    DIVIDENDS($)      =     VALUE($)      CHANGE
     86                   1,191                    148                     12            1,351        35.1%
     87                   1,514                    244                     17            1,775        31.4%
     88                   1,227                    254                     17            1,498       (15.6)%
     89                   1,699                    352                     38            2,089        39.5%
     90                   1,422                    330                     44            1,796       (14.0)%
     91                   1,726                    633                     80            2,439        35.8%
     92                   1,929                    769                    102            2,800        14.8%
     93                   2,025                    974                    107            3,106        10.9%
     94                   1,936                  1,216                    102            3,254         4.8%
     95                   2,316                  1,625                    122            4,063        24.9%
                                       CUMULATIVE TOTAL RETURN                        Last 5 Yrs.    115.5%
                                                                                      Last 10 Yrs.   306.3%

                        S&P 500                    DJIA
                   TOTAL                     TOTAL
  YEAR ENDED     CUMULATIVE    % YEARLY    CUMULATIVE    % YEARLY
SEPTEMBER 30,     VALUE($)      CHANGE      VALUE($)      CHANGE
     86            1,317        31.7%        1,383        38.3%
     87            1,888        43.4%        2,096        51.6%
     88            1,655       (12.3)%       1,771       (15.5)%
     89            2,199        32.9%        2,353        32.9%
     90            1,994        (9.3)%       2,219        (5.7)%
     91            2,617        31.2%        2,836        27.8%
     92            2,905        11.0%        3,167        11.7%
     93            3,283        13.0%        3,545        11.9%
     94            3,404         3.7%        3,936        11.0%
     95            4,413        29.6%        5,050        28.3%
                               121.3%                    127.6%
                   ------                    ------
                               341.3%                    405.0%
                   ------                    ------

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

       MOST RECENT:         1 YEAR    2 YEARS   3 YEARS   4 YEARS   5 YEARS   6 YEARS   7 YEARS   8 YEARS   9 YEARS   10 YEARS
Fiduciary Fund (Class A)     18.94%    11.64%    11.40%    12.24%    16.60%    10.83%    14.53%    10.23%    12.41%    15.05%
S&P 500                      29.67%    15.95%    14.95%    13.95%    17.22%    12.32%    15.04%    11.20%    14.38%    16.01%
DJIA                         28.30%    19.35%    16.83%    15.52%    17.88%    13.57%    16.15%    11.62%    15.48%    17.58%

$2,000 ANNUAL INVESTMENTS

                                                          FIDUCIARY FUND (CLASS A)                             S&P 500
                                 VALUE OF ANNUAL        REINVESTED                                TOTAL         TOTAL
 YEAR ENDED       CUMULATIVE         $2,000            CAPITAL GAINS         REINVESTED         CUMULATIVE    CUMULATIVE
SEPTEMBER 30,   INVESTMENT($)    INVESTMENTS($)    +  DISTRIBUTIONS($)  +   DIVIDENDS($)    =    VALUE($)      VALUE($)
     86              2,000                2,382                  296              24               2,702         2,634
     87              4,000                5,449                  567              37               6,053         6,643
     88              6,000                5,959                  711              45               6,715         7,576
     89              8,000               10,892                  985             144              12,021        12,722
     90             10,000               10,713                1,059             202              11,974        13,352
     91             12,000               15,315                3,084             450              18,849        20,151
     92             14,000               19,242                3,969             610              23,821        24,589
     93             16,000               22,194                5,701             640              28,535        30,043
     94             18,000               23,047                8,242             612              31,901        33,222
     95             20,000               29,851               11,629             732              42,212        45,671

                DJIA TOTAL
 YEAR ENDED     CUMULATIVE
SEPTEMBER 30,    VALUE($)
     86            2,766
     87            7,222
     88            7,793
     89           13,012
     90           14,158
     91           20,645
     92           25,296
     93           30,553
     94           36,144
     95           48,937

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

       MOST RECENT:         1 YEAR    2 YEARS   3 YEARS   4 YEARS   5 YEARS   6 YEARS   7 YEARS   8 YEARS   9 YEARS   10 YEARS
Fiduciary Fund (Class A)     18.94%    13.89%    12.56%    12.42%    14.12%    13.03%    13.51%    12.63%    12.57%    13.24%
S&P 500                      29.67%    20.03%    17.26%    15.77%    16.36%    15.00%    15.01%    13.98%    14.09%    14.61%
DJIA                         28.30%    21.97%    19.14%    17.49%    17.65%    16.26%    16.22%    14.97%    15.11%    15.81%

In the first two tables, had dividends and capital gains distributions been taken in cash, with no shares being acquired through reinvestment, the cash payments for the period would have been $798 for capital gains distributions and $59 for income dividends, and the value of the shares as of September 30, 1995, would have been $2,316.

$1,000 SINGLE INVESTMENT

                                                 FIDUCIARY FUND (CLASS B)
                    VALUE OF              REINVESTED                                  TOTAL
  YEAR ENDED     INITIAL $1,000          CAPITAL GAINS          REINVESTED          CUMULATIVE    % YEARLY
SEPTEMBER 30,     INVESTMENT($)     +   DISTRIBUTIONS($)   +   DIVIDENDS($)    =     VALUE($)      CHANGE
     95*                  1,175                     51               0                1,226        22.6%
                                                                                     Life of
                                     CUMULATIVE TOTAL RETURN                          Class

                        S&P 500                    DJIA
                   TOTAL                     TOTAL
  YEAR ENDED     CUMULATIVE    % YEARLY    CUMULATIVE    % YEARLY
SEPTEMBER 30,     VALUE($)      CHANGE      VALUE($)      CHANGE
     95*           1,268        26.8%        1,259        25.9%
                   ------                    ------

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

       MOST RECENT:         1 YEAR
Fiduciary Fund (Class B)     22.65%
S&P 500                      26.76%
DJIA                         25.88%

* =This reflects the cumulative total return from November 14, 1994 to September 30, 1995

$2,000 ANNUAL INVESTMENTS

                                                          FIDUCIARY FUND (CLASS B)                             S&P 500
                                 VALUE OF ANNUAL        REINVESTED                                TOTAL         TOTAL
 YEAR ENDED       CUMULATIVE         $2,000            CAPITAL GAINS         REINVESTED         CUMULATIVE    CUMULATIVE
SEPTEMBER 30,   INVESTMENT($)    INVESTMENTS($)    +  DISTRIBUTIONS($)  +   DIVIDENDS($)    =    VALUE($)      VALUE($)
     95              2,000                2,350                  103               0               2,453         2,535

                DJIA TOTAL
 YEAR ENDED     CUMULATIVE
SEPTEMBER 30,    VALUE($)
     95            2,518

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                          LIFE OF
     MOST RECENT:       PORTFOLIO*
Fiduciary Fund (Class
B)                           22.65%
S&P 500                      26.76%
DJIA                         25.88%

* =This reflects the cumulative total return from November 14, 1994 to September 30, 1995

In the first two tables, had dividends and capital gains distributions been taken in cash, with no shares being acquired through reinvestment, the cash payments for the period would have been $40 for capital gains distributions and $0 for income dividends, and the value of the shares as of September 30, 1995, would have been $1,175.

$1,000 SINGLE INVESTMENT

                                              FIDUCIARY FUND (CLASS H)
                   VALUE OF           REINVESTED
                   INITIAL             CAPITAL                                                                 S&P 500
                    $1,000              GAINS                                   TOTAL                     TOTAL
  YEAR ENDED       INVEST-             DISTRI-            REINVESTED          CUMULATIVE    % YEARLY    CUMULATIVE    % YEARLY
SEPTEMBER 30,      MENT($)       +    BUTIONS($)     +   DIVIDENDS($)    =     VALUE($)      CHANGE      VALUE($)      CHANGE
     95*           1,175                  52                   0                1,227        22.7%        1,268        26.8%
                                                                             Life of
                                  CUMULATIVE TOTAL RETURN                    Class
                                                                                                          ------

                         DJIA
                   TOTAL
  YEAR ENDED     CUMULATIVE    % YEARLY
SEPTEMBER 30,     VALUE($)      CHANGE
     95*           1,259        25.9%
                   ------

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

       MOST RECENT:         1 YEAR
Fiduciary Fund (Class H)     22.69%
S&P 500                      26.76%
DJIA                         25.88%

* =This reflects the cumulative total return from November 14, 1994 to September 30, 1995

$2,000 ANNUAL INVESTMENTS

                                                       FIDUCIARY FUND (CLASS H)                           S&P 500
                                VALUE OF ANNUAL        REINVESTED                              TOTAL       TOTAL     DJIA TOTAL
 YEAR ENDED      CUMULATIVE         $2,000            CAPITAL GAINS        REINVESTED        CUMULATIVE  CUMULATIVE  CUMULATIVE
SEPTEMBER 30,   INVESTMENT($)   INVESTMENTS($)    +  DISTRIBUTIONS($)  +  DIVIDENDS($)    =   VALUE($)    VALUE($)    VALUE($)
     95*                2,000            2,351                  103                  0           2,454       2,535       2,518

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                         LIFE OF
    MOST RECENT:        PORTFOLIO*
Fiduciary Fund (Class
H)                           22.69%
S&P 500                      26.76%
DJIA                         25.88%

* =This reflects the cumulative total return from November 14, 1994 to September 30, 1995

In the first two tables, had dividends and capital gains distributions been taken in cash, with no shares being acquired through reinvestment, the cash payments for the period would have been $40 for capital gains distributions and $0 for income dividends, and the value of the shares as of September 30, 1995, would have been $1,175.

$1,000 SINGLE INVESTMENT

                                              FIDUCIARY FUND (CLASS C)
                   VALUE OF           REINVESTED
                   INITIAL             CAPITAL                                                                 S&P 500
                    $1,000              GAINS                                   TOTAL                     TOTAL
  YEAR ENDED       INVEST-             DISTRI-            REINVESTED          CUMULATIVE    % YEARLY    CUMULATIVE    % YEARLY
SEPTEMBER 30,      MENT($)       +    BUTIONS($)     +   DIVIDENDS($)    =     VALUE($)      CHANGE      VALUE($)      CHANGE
     95*           1,177                  52                   0                1,229        22.9%        1,268        26.8%
                                                                             Life of
                                  CUMULATIVE TOTAL RETURN                    Class
                                                                                                          ------

                         DJIA
                   TOTAL
  YEAR ENDED     CUMULATIVE    % YEARLY
SEPTEMBER 30,     VALUE($)      CHANGE
     95*           1,259        25.9%
                   ------

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

       MOST RECENT:         1 YEAR
Fiduciary Fund (Class C)     22.86%
S&P 500                      26.76%
DJIA                         25.88%

* =This reflects the cumulative total return from November 14, 1994 to September 30, 1995

$2,000 ANNUAL INVESTMENTS

                                                     FIDUCIARY FUND (CLASS C)
                              VALUE OF ANNUAL        REINVESTED                              TOTAL     S&P 500 TOTAL  DJIA TOTAL
 YEAR ENDED     CUMULATIVE        $2,000            CAPITAL GAINS        REINVESTED        CUMULATIVE   CUMULATIVE    CUMULATIVE
SEPTEMBER 30,  INVESTMENT($)  INVESTMENTS($)    +  DISTRIBUTIONS($)  +  DIVIDENDS($)    =   VALUE($)     VALUE($)      VALUE($)
     95               2,000            2,354                  103                  0           2,457          2,535       2,518

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                         LIFE OF
    MOST RECENT:        PORTFOLIO*
Fiduciary Fund (Class
C)                           22.86%
S&P 500                      26.76%
DJIA                         25.88%

* =This reflects the cumulative total return from November 14, 1994 to September 30, 1995

In the first two tables, had dividends and capital gains distributions been taken in cash, with no shares being acquired through reinvestment, the cash payments for the period would have been $40 for capital gains distributions and $0 for income dividends, and the value of the shares as of September 30, 1995, would have been $1,177.

$1,000 SINGLE INVESTMENT

                                              GROWTH FUND (CLASS A)                                         S&P 500
               VALUE OF INITIAL         REINVESTED                              TOTAL                   TOTAL
 YEAR ENDED         $1,000            CAPITAL GAINS         REINVESTED        CUMULATIVE   % YEARLY   CUMULATIVE   % YEARLY
SEPTEMBER 30,   INVESTMENT($)     +  DISTRIBUTIONS($)   +  DIVIDENDS($)   =    VALUE($)     CHANGE     VALUE($)     CHANGE
     86                  1,276                    52            14              1,342       34.2%       1,317       31.7%
     87                  1,631                   151            21              1,803       34.4%       1,888       43.4%
     88                  1,193                   242            23              1,458      (19.1)%      1,655      (12.3)%
     89                  1,754                   356            47              2,157       47.9%       2,199       32.9%
     90                  1,388                   381            42              1,811      (16.0)%      1,994       (9.3)%
     91                  1,927                   709            93              2,729       50.7%       2,617       31.2%
     92                  1,974                   866            97              2,937        7.6%       2,905       11.0%
     93                  2,424                 1,150           124              3,698       25.9%       3,283       13.0%
     94                  2,110                 1,216           108              3,434       (7.1)%      3,404        3.7%
     95                  2,694                 1,640           138              4,472       30.2)%      4,413       29.6%
                                  CUMULATIVE TOTAL RETURN                    Last 5 Yrs.   135.2%                  121.3%
                                                                                                        ------
                                                                             Last 10 Yrs.  347.2%                  341.3%
                                                                                                        ------

                        DJIA
                  TOTAL
 YEAR ENDED     CUMULATIVE   % YEARLY
SEPTEMBER 30,    VALUE($)     CHANGE
     86           1,383       38.3%
     87           2,096       51.6%
     88           1,771      (15.5)%
     89           2,353       32.9%
     90           2,219       (5.7)%
     91           2,836       27.8%
     92           3,167       11.7%
     93           3,545       11.9%
     94           3,936       11.0%
     95           5,050       28.3%
                             127.6%
                  ------
                             405.0%
                  ------

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

      MOST RECENT:         1 YEAR    2 YEARS   3 YEARS   4 YEARS   5 YEARS   6 YEARS   7 YEARS   8 YEARS   9 YEARS   10 YEARS
Growth Fund (Class A)       24.02%     7.31%    13.18%    11.77%    18.66%    12.01%    16.55%    11.35%    13.69%    16.16%
S&P 500                     29.67%    15.95%    14.95%    13.95%    17.22%    12.32%    15.04%    11.20%    14.38%    16.01%
DJIA                        28.30%    19.35%    16.83%    15.52%    17.88%    13.57%    16.15%    11.62%    15.48%    17.58%

$2,000 ANNUAL INVESTMENTS

                                                    GROWTH FUND (CLASS A)
                                 VALUE OF      REINVESTED
                                  ANNUAL        CAPITAL                                          S&P 500
                                  $2,000         GAINS                              TOTAL         TOTAL       DJIA TOTAL
 YEAR ENDED       CUMULATIVE      INVEST-       DISTRI-         REINVESTED        CUMULATIVE    CUMULATIVE    CUMULATIVE
SEPTEMBER 30,   INVESTMENT($)    MENTS($)   +  BUTIONS($)  +   DIVIDENDS($)   =    VALUE($)      VALUE($)      VALUE($)
     86              2,000         2,552            105              27              2,684         2,634         2,766
     87              4,000         5,696            421              48              6,165         6,643         7,222
     88              6,000         5,561            897              69              6,527         7,576         7,793
     89              8,000        10,976          1,319             178             12,473        12,722        13,012
     90             10,000        10,193          1,707             168             12,068        13,352        14,158
     91             12,000        16,799          3,757             506             21,062        20,151        20,645
     92             14,000        19,154          5,033             535             24,722        24,589        25,296
     93             16,000        25,859          6,962             700             33,521        30,043        30,553
     94             18,000        24,176          8,111             610             32,897        33,222        36,144
     95             20,000        33,290         11,245             778             45,313        45,671        48,937

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

      MOST RECENT:         1 YEAR    2 YEARS   3 YEARS   4 YEARS   5 YEARS   6 YEARS   7 YEARS   8 YEARS   9 YEARS   10 YEARS
Growth Fund (Class A)       24.02%    12.54%    12.88%    12.39%    15.00%    14.00%    14.85%    13.89%    13.84%    14.48%
S&P 500                     29.67%    20.03%    17.26%    15.77%    16.36%    15.00%    15.01%    13.98%    14.09%    14.61%
DJIA                        28.30%    21.97%    19.14%    17.49%    17.65%    16.26%    16.22%    14.97%    15.11%    15.81%

In the first two tables, had dividends and capital gains distributions been taken in cash, with no shares being acquired through reinvestment, the cash payments for the period would have been $765 for capital gains distributions and $57 for income dividends, and the value of the shares as of September 30, 1995, would have been $2,694.

$1,000 SINGLE INVESTMENT

                                     GROWTH FUND (CLASS B)
               VALUE OF     REINVESTED
               INITIAL       CAPITAL                                                     S&P 500                   DJIA
                $1,000        GAINS                          TOTAL                   TOTAL                   TOTAL
 YEAR ENDED    INVEST-       DISTRI-       REINVESTED      CUMULATIVE   % YEARLY   CUMULATIVE   % YEARLY   CUMULATIVE   % YEARLY
SEPTEMBER 30,  MENT($)   +  BUTIONS($)  +  DIVIDENDS($) =   VALUE($)     CHANGE     VALUE($)     CHANGE     VALUE($)     CHANGE
     *95        1,296            26              0           1,322       32.2%       1,268       26.8%       1,259       25.9%
                                                          Life of
                        CUMULATIVE TOTAL RETURN           Class
                                                                                     ------                  ------

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                                               LIFE OF
                MOST RECENT:                   PORTFOLIO*
Growth Fund (Class B)                            32.20%
S&P 500                                          26.76%
DJIA                                             25.88%

*This reflects the cumulative total return  from November 14, 1994 to  September
 30, 1995

$2,000 ANNUAL INVESTMENTS

                                                    GROWTH FUND (CLASS B)
                                 VALUE OF      REINVESTED
                                  ANNUAL        CAPITAL                                          S&P 500
                                  $2,000         GAINS                              TOTAL         TOTAL       DJIA TOTAL
 YEAR ENDED       CUMULATIVE      INVEST-       DISTRI-         REINVESTED        CUMULATIVE    CUMULATIVE    CUMULATIVE
SEPTEMBER 30,   INVESTMENT($)    MENTS($)   +  BUTIONS($)  +   DIVIDENDS($)   =    VALUE($)      VALUE($)      VALUE($)
     *95             2,000         2,592             52               0              2,644         2,535         2,518

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                                               LIFE OF
                MOST RECENT:                   PORTFOLIO*
Growth Fund (Class B)                            32.20%
S&P 500                                          26.76%
DJIA                                             25.88%

*This  reflects the cumulative total return  from November 14, 1994 to September
 30, 1995
In the first two tables, had dividends and capital gains distributions been taken in cash, with no shares being acquired through reinvestment, the cash payments for the period would have been $19 for capital gains distributions and $0 for income dividends, and the value of the shares as of September 30, 1995, would have been $1,296.

$1,000 SINGLE INVESTMENT

                                             GROWTH FUND (CLASS H)                                        S&P 500
                  VALUE OF            REINVESTED                              TOTAL                   TOTAL
 YEAR ENDED    INITIAL $1,000        CAPITAL GAINS        REINVESTED        CUMULATIVE   % YEARLY   CUMULATIVE   % YEARLY
SEPTEMBER 30,   INVESTMENT($)    +  DISTRIBUTIONS($)  +  DIVIDENDS($)   =    VALUE($)     CHANGE     VALUE($)     CHANGE
     *95                1,296                   26             0              1,322       32.2%       1,268       26.8%
                                                                           Life of
                                 CUMULATIVE TOTAL RETURN                   Class
                                                                                                      ------

                        DJIA
                  TOTAL
 YEAR ENDED     CUMULATIVE   % YEARLY
SEPTEMBER 30,    VALUE($)     CHANGE
     *95          1,259       25.9%
                  ------

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                                               LIFE OF
                MOST RECENT:                   PORTFOLIO*
Growth Fund (Class H)                            32.24%
S&P 500                                          26.76%
DJIA                                             25.88%

*This reflects the cumulative total return  from November 14, 1994 to  September
 30, 1995

$2,000 ANNUAL INVESTMENTS

                                                     GROWTH FUND (CLASS H)
                                 VALUE OF      REINVESTED
                                  ANNUAL        CAPITAL                                           S&P 500
                                  $2,000         GAINS                               TOTAL         TOTAL       DJIA TOTAL
 YEAR ENDED       CUMULATIVE      INVEST-       DISTRI-          REINVESTED        CUMULATIVE    CUMULATIVE    CUMULATIVE
SEPTEMBER 30,   INVESTMENT($)    MENTS($)   +  BUTIONS($)   +   DIVIDENDS($)   =    VALUE($)      VALUE($)      VALUE($)
     *95             2,000         2,593             52                0              2,645         2,535         2,518

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                                               LIFE OF
                MOST RECENT:                   PORTFOLIO*
Growth Fund (Class H)                            32.24%
S&P 500                                          26.76%
DJIA                                             25.88%

*This  reflects the cumulative total return  from November 14, 1994 to September
 30, 1995
In the first two tables, had dividends and capital gains distributions been taken in cash, with no shares being acquired through reinvestment, the cash payments for the period would have been $19 for capital gains distributions and $0 for income dividends, and the value of the shares as of September 30, 1995, would have been $1,296.

$1,000 SINGLE INVESTMENT

                                             GROWTH FUND (CLASS C)                                        S&P 500
                  VALUE OF            REINVESTED                              TOTAL                   TOTAL
 YEAR ENDED    INITIAL $1,000        CAPITAL GAINS        REINVESTED        CUMULATIVE   % YEARLY   CUMULATIVE   % YEARLY
SEPTEMBER 30,   INVESTMENT($)    +  DISTRIBUTIONS($)  +  DIVIDENDS($)   =    VALUE($)     CHANGE     VALUE($)     CHANGE
     *95                1,296                   26             0              1,322       32.2%       1,268       26.8%
                                                                           Life of
                                 CUMULATIVE TOTAL RETURN                   Class
                                                                                                      ------

                        DJIA
                  TOTAL
 YEAR ENDED     CUMULATIVE   % YEARLY
SEPTEMBER 30,    VALUE($)     CHANGE
     *95          1,259       25.9%
                  ------

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                                             LIFE OF
                MOST RECENT:                 PORTFOLIO*
Growth Fund (Class C)                          32.24%
S&P 500                                        26.76%
DJIA                                           25.88%

*This reflects the cumulative total return  from November 14, 1994 to  September
 30, 1995

$2,000 ANNUAL INVESTMENTS

                                                    GROWTH FUND (CLASS C)
                                 VALUE OF      REINVESTED
                                  ANNUAL        CAPITAL                                          S&P 500
                                  $2,000         GAINS                              TOTAL         TOTAL       DJIA TOTAL
 YEAR ENDED       CUMULATIVE      INVEST-       DISTRI-         REINVESTED        CUMULATIVE    CUMULATIVE    CUMULATIVE
SEPTEMBER 30,   INVESTMENT($)    MENTS($)   +  BUTIONS($)  +   DIVIDENDS($)   =    VALUE($)      VALUE($)      VALUE($)
     *95             2,000         2,593             52               0              2,645         2,535         2,518

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                                               LIFE OF
                MOST RECENT:                   PORTFOLIO*
Growth Fund (Class C)                            32.24%
S&P 500                                          26.76%
DJIA                                             25.88%

*This  reflects the cumulative total return  from November 14, 1994 to September
 30, 1995
In the first two tables, had dividends and capital gains distributions been taken in cash, with no shares being acquired through reinvestment, the cash payments for the period would have been $19 for capital gains distributions and $0 for income dividends, and the value of the shares as of September 30, 1995, would have been $1,296.

$1,000 SINGLE INVESTMENT

                                 CAPITAL APPRECIATION PORTFOLIO (CLASS A)
               VALUE OF        REINVESTED
               INITIAL          CAPITAL                                                                S&P 500
                $1,000           GAINS                                  TOTAL                     TOTAL
 YEAR ENDED    INVEST-          DISTRI-           REINVESTED          CUMULATIVE    % YEARLY    CUMULATIVE    % YEARLY
DECEMBER 31,   MENT($)     +   BUTIONS($)    +   DIVIDENDS($)    =     VALUE($)      CHANGE      VALUE($)      CHANGE
    88*         1,053                0                 0                1,053           5.3%      1,133          13.3%
    89          1,525                0                15                1,540          46.2%      1,505          32.8%
    90          1,185               59                13                1,257         (18.4)%     1,365          (9.3)%
    91          1,739               87                19                1,845          46.8%      1,792          31.3%
    92          1,809               90                20                1,919           4.0%      1,989          11.0%
    93          2,579              128                29                2,736          42.6%      2,247          13.0%
    94          2,140              275                24                2,439         (10.9)%     2,330           3.7%
    95          3,078              395                34                3,507          43.8%      3,021          29.7%
                             CUMULATIVE TOTAL RETURN                 Last 5 Yrs.      165.7%                    121.3%
                                                                                                  ------
                                                                     Last 10 Yrs.     250.7%                    202.1%
                                                                                                  ------

                       DJIA
                 TOTAL
 YEAR ENDED    CUMULATIVE    % YEARLY
DECEMBER 31,    VALUE($)      CHANGE
    88*          1,121          12.1%
    89           1,490          32.9%
    90           1,405          (5.7)%
    91           1,795          27.8%
    92           2,005          11.7%
    93           2,245          12.0%
    94           2,492          11.0%
    95           3,198          28.3%
                               127.6%
                 ------
                               219.8%
                 ------

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                             1      2       3       4       5       6       7      LIFE OF
      MOST RECENT:         YEAR   YEARS   YEARS   YEARS   YEARS   YEARS   YEARS   PORTFOLIO
Capital Appreciation
Portfolio (Class A)        36.96% 10.49 % 20.30 % 16.00 % 21.59 % 13.77 % 17.94 %    17.61  %
S&P 500                    29.67% 15.95 % 14.95 % 13.95 % 17.22 % 12.32 % 15.04 %    15.36  %
DJIA                       28.30% 19.35 % 16.83 % 15.52 % 17.88 % 13.57 % 16.15 %    16.21  %

$2,000 ANNUAL INVESTMENTS

                                             CAPITAL APPRECIATION PORTFOLIO (CLASS A)
                                VALUE OF        REINVESTED
                                 ANNUAL          CAPITAL                                              S&P 500
                                 $2,000           GAINS                                  TOTAL         TOTAL       DJIA TOTAL
 YEAR ENDED      CUMULATIVE      INVEST-         DISTRI-           REINVESTED          CUMULATIVE    CUMULATIVE    CUMULATIVE
DECEMBER 31,   INVESTMENT($)    MENTS($)     +  BUTIONS($)    +   DIVIDENDS($)     =    VALUE($)      VALUE($)      VALUE($)
    88*             2,000         2,105                0                 0                2,105         2,266         2,243
    89              4,000         5,810                0                58                5,868         5,667         5,637
    90              6,000         5,995              298                52                6,345         6,954         7,202
    91              8,000        11,595              437                76               12,108        11,753        11,758
    92             10,000        14,040              455                79               14,574        15,266        15,369
    93             12,000        22,738              648               113               23,499        19,509        19,441
    94             14,000        20,448            2,103                94               22,645        22,300        23,806
    95             16,000        32,142            3,024               135               35,301        31,510        33,108

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

           MOST RECENT:                1 YEAR       2 YEARS      3 YEARS      4 YEARS      5 YEARS      6 YEARS      7 YEARS
Capital Appreciation Portfolio
(Class A)                                 36.96%       18.54%       19.53%       17.91%       19.47%       17.54%       17.67%
S&P 500                                   29.67%       20.03%       17.26%       15.77%       16.36%       15.00%       15.01%
DJIA                                      28.30%       21.97%       19.14%       17.49%       17.65%       16.26%       16.22%

                                       LIFE OF
           MOST RECENT:               PORTFOLIO
Capital Appreciation Portfolio
(Class A)                                 17.65%
S&P 500                                   15.11%
DJIA                                      16.22%

       In the  first two  tables, had  dividends  and
       capital  gains  distributions  been  taken  in
       cash, with  no shares  being acquired  through
       reinvestment, the cash payments for the period
       would   have  been  $235   for  capital  gains
       distributions and $12 for income dividends, and the value of the shares as of September
       30, 1995, would have been $3,078.

$1,000 SINGLE INVESTMENT

                            CAPITAL APPRECIATION PORTFOLIO (CLASS B)
               VALUE OF     REINVESTED
               INITIAL       CAPITAL                                                       S&P 500                   DJIA
                $1,000        GAINS                            TOTAL                   TOTAL                   TOTAL
 YEAR ENDED    INVEST-       DISTRI-        REINVESTED       CUMULATIVE   % YEARLY   CUMULATIVE   % YEARLY   CUMULATIVE   % YEARLY
SEPTEMBER 30,  MENT($)   +  BUTIONS($)  +  DIVIDENDS($)  =    VALUE($)     CHANGE     VALUE($)     CHANGE     VALUE($)     CHANGE
     95*        1,433             0              0             1,433        43.3%      1,268        26.8%      1,259        25.9%
                                                            Life of
                         CUMULATIVE TOTAL RETURN            Class
                                                                                       ------                  ------

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                                               LIFE OF
                MOST RECENT:                   PORTFOLIO*
Capital Appreciation Portfolio (Class B)         43.34%
S&P 500                                          26.76%
DJIA                                             25.88%

*This reflects the cummalitive total return from November 14, 1994 to  September
 30, 1995

$2,000 ANNUAL INVESTMENTS

                                              CAPITAL APPRECIATION PORTFOLIO (CLASS B)
                                 VALUE OF        REINVESTED
                                  ANNUAL          CAPITAL                                              S&P 500
                                  $2,000           GAINS                                  TOTAL         TOTAL       DJIA TOTAL
 YEAR ENDED       CUMULATIVE      INVEST-         DISTRI-           REINVESTED          CUMULATIVE    CUMULATIVE    CUMULATIVE
SEPTEMBER 30,   INVESTMENT($)    MENTS($)     +  BUTIONS($)    +   DIVIDENDS($)     =    VALUE($)      VALUE($)      VALUE($)
     95*             2,000         2,867                0                 0                2,867         2,535         2,518

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                                               LIFE OF
                MOST RECENT:                   PORTFOLIO*
Capital Appreciation Portfolio (Class B)         43.34%
S&P 500                                          26.76%
DJIA                                             25.88%

*This  reflects the cummalitive total return from November 14, 1994 to September
 30, 1995
In the first two tables, had dividends and capital gains distributions been taken in cash, with no shares being acquired through reinvestment, the cash payments for the period would have been $0 for capital gains distributions and $0 for income dividends, and the value of the shares as of September 30, 1995, would have been $1,433.

$1,000 SINGLE INVESTMENT

                            CAPITAL APPRECIATION PORTFOLIO (CLASS H)
               VALUE OF     REINVESTED
               INITIAL       CAPITAL                                                       S&P 500                   DJIA
                $1,000        GAINS                            TOTAL                   TOTAL                   TOTAL
 YEAR ENDED    INVEST-       DISTRI-        REINVESTED       CUMULATIVE   % YEARLY   CUMULATIVE   % YEARLY   CUMULATIVE   % YEARLY
SEPTEMBER 30,  MENT($)   +  BUTIONS($)  +  DIVIDENDS($)  =    VALUE($)     CHANGE     VALUE($)     CHANGE     VALUE($)     CHANGE
     95*        1,434             0              0             1,434        43.4%      1,268        26.8%      1,259        25.9%
                                                            Life of
                         CUMULATIVE TOTAL RETURN            Class
                                                                                       ------                  ------

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                                               LIFE OF
                MOST RECENT:                   PORTFOLIO*
Capital Appreciation Portfolio (Class H)         43.43%
S&P 500                                          26.76%
DJIA                                             25.88%

*This reflects the cummalitive total return from November 14, 1994 to  September
 30, 1995

$2,000 ANNUAL INVESTMENTS

                                            CAPITAL APPRECIATION PORTFOLIO (CLASS H)
                                 VALUE OF       REINVESTED
                                  ANNUAL         CAPITAL                                            S&P 500
                                  $2,000          GAINS                                TOTAL         TOTAL       DJIA TOTAL
 YEAR ENDED       CUMULATIVE      INVEST-        DISTRI-          REINVESTED         CUMULATIVE    CUMULATIVE    CUMULATIVE
SEPTEMBER 30,   INVESTMENT($)    MENTS($)    +  BUTIONS($)   +   DIVIDENDS($)    =    VALUE($)      VALUE($)      VALUE($)
     95*             2,000         2,869               0                0               2,869         2,535         2,518

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                                               LIFE OF
                MOST RECENT:                   PORTFOLIO*
Capital Appreciation Portfolio (Class H)         43.43%
S&P 500                                          26.76%
DJIA                                             25.88%

*This  reflects the cummalitive total return from November 14, 1994 to September
 30, 1995
In the first two tables, had dividends and capital gains distributions been taken in cash, with no shares being acquired through reinvestment, the cash payments for the period would have been $0 for capital gains distributions and $0 for income dividends, and the value of the shares as of September 30, 1995, would have been $1,434.

$1,000 SINGLE INVESTMENT

                             CAPITAL APPRECIATION PORTFOLIO (CLASS C)
                VALUE OF     REINVESTED
                INITIAL       CAPITAL                                                       S&P 500                   DJIA
                 $1,000        GAINS                            TOTAL                   TOTAL                   TOTAL
  YEAR ENDED    INVEST-       DISTRI-        REINVESTED       CUMULATIVE   % YEARLY   CUMULATIVE   % YEARLY   CUMULATIVE   % YEARLY
SEPTEMBER 30,   MENT($)   +  BUTIONS($)  +  DIVIDENDS($)  =    VALUE($)     CHANGE     VALUE($)     CHANGE     VALUE($)     CHANGE
     95*         1,434             0              0             1,434       43.4%       1,268       26.8%       1,259       25.9%
                                                             Life of
                          CUMULATIVE TOTAL RETURN            Class
                                                                                        ------                  ------

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                                               LIFE OF
                MOST RECENT:                   PORTFOLIO*
Capital Appreciation Portfolio (Class C)         43.39%
S&P 500                                          26.76%
DJIA                                             25.88%

*This reflects the cummalitive total return from November 14, 1994 to  September
 30, 1995

$2,000 ANNUAL INVESTMENTS

                                           CAPITAL APPRECIATION PORTFOLIO (CLASS C)
                                 VALUE OF      REINVESTED
                                  ANNUAL        CAPITAL                                          S&P 500
                                  $2,000         GAINS                              TOTAL         TOTAL       DJIA TOTAL
 YEAR ENDED       CUMULATIVE      INVEST-       DISTRI-         REINVESTED        CUMULATIVE    CUMULATIVE    CUMULATIVE
SEPTEMBER 30,   INVESTMENT($)    MENTS($)   +  BUTIONS($)  +   DIVIDENDS($)   =    VALUE($)      VALUE($)      VALUE($)
     95*             2,000         2,868              0               0              2,868         2,535         2,518

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

                                               LIFE OF
                MOST RECENT:                   PORTFOLIO*
Capital Appreciation Portfolio (Class C)         43.39%
S&P 500                                          26.76%
DJIA                                             25.88%

*This  reflects the cummalitive total return from November 14, 1994 to September
 30, 1995
In the first two tables, had dividends and capital gains distributions been taken in cash, with no shares being acquired through reinvestment, the cash payments for the period would have been $0 for capital gains distributions and $0 for income dividends, and the value of the shares as of September 30, 1995, would have been $1,434.

Cumulative total return is computed by finding the cumulative compounded rate of return over the period indicated in the advertisement that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                  ERV-P
     CTR   =   (  -----  )   100
                    P

   Where:  CTR   = Cumulative total return
           ERV   = ending redeemable value
                   at the end of the period
                   of a hypothetical $1,000
                   payment made at the
                   beginning of such
                   period; and
           P     = initial payment of
                   $1,000

This calculation assumes all dividends and capital gain distributions are reinvested at net asset value on the appropriate reinvestment dates as described in the Prospectus and includes all recurring fees, such as investment advisory and management fees, charged to all shareholder accounts.

Average annual total return figures are computed by finding the average annual compounded rates of return over the periods indicated in the advertisement that would equate the initial amount invested to the ending redeemable value, according to the following formula:

     P(1+T)n   =  ERV

   Where:  P     = a hypothetical initial
                   payment of $1,000
           T     = average annual total
                   return;
           n     = number of years; and
           ERV   = ending redeemable value
                   at the end of the period
                   of a hypothetical $1,000
                   payment made at the
                   beginning of such
                   period.

This calculation deducts the maximum sales charge from the initial hypothetical $1,000 investment, assumes all dividends and capital gains distributions are reinvested at net asset value on the appropriate reinvestment dates as described in the Prospectus, and includes all recurring fees, such as investment advisory and management fees, charged to all shareholder accounts.

The systematic investment plan average annual total return (for hypothetical investments of $2,000 at the beginning of each year) is computed by finding the average annual compounded rate of return over the periods indicated in the advertisement that would equate the periodic payment amount invested to the ending redeemable value according to the following formula:

                     (1+T)n - 1
ERV = PMT (1+T)     ( ----------)
                          T

   Where:  ERV   = ending redeemable value at the
                   end of the period of
                   hypothetical investments of
                   $2,000 made at the beginning
                   of each year;
           PMT   = Periodic payment ($2,000);
           T     = Average annual total return;
                   and
           n     = number of years.

This calculation deducts the applicable sales charge from each hypothetical $2,000 investment, assumes all dividends and capital gains distributions are reinvested at net asset value on the appropriate reinvestment dates as described in the Prospectus, and includes all recurring fees, such as investment advisory and management fees, charged to all shareholder accounts.

As noted in the Prospectus, each Fund may advertise its relative performance as compiled by outside organizations or refer to publications which have mentioned its performance.

Following is a list of ratings services which may be referred to, along with the category in which the applicable Fund is included. Because some of these services do not take into account sales charges, their ratings may sometimes be different than had they done so:

                           ASSET ALLOCATION                                                       CAPITAL
                           PORTFOLIO         CAPITAL FUND      FIDUCIARY FUND   GROWTH FUND       APPRECIATION
RATINGS SERVICE            CATEGORY          CATEGORY          CATEGORY         CATEGORY          PORTFOLIO CATEGORY
-------------------------  ----------------  ----------------  ---------------  ----------------  ------------------
Lipper Analytical          flexible          growth and        growth           capital           small company
 Services, Inc.             portfolio         income                             appreciation      growth
Wiesenberger Investment    flexible          growth and        long term        long term         small company
 Companies Services         portfolio         current income    growth/          growth/           growth
                                                                income           income
                                                                secondary        secondary
Morningstar Publications,  asset allocation  growth            growth           growth            small company
 Inc.                                                                                              growth
Johnson's Charts           total return      growth and        long term        long term growth  long term growth
                                              income            growth
CDA Technologies, Inc.     balanced          growth            growth           growth            growth

Following is a list of the publications whose articles may be referred to:

AMERICAN BANKER (The)
AP-DOW Jones News Service
ASSOCIATED PRESS (The)
BARRON'S
BETTER INVESTING
BOARDROOM REPORTS
BOND BUYER & CREDIT MARKETS (The)
BOND BUYER (The)
BONDWEEK
BUSINESS MONTH
BUSINESS WEEK
CABLE NEWS NETWORK
CASHFLOW MAGAZINE
CFO
CHICAGO TRIBUNE (The)
CHRISTIAN SCIENCE MONITOR
CITY BUSINESS/CORPORATE REPORT
CITYBUSINESS PUBLICATIONS
COMMERCIAL & FINANCIAL CHRONICLE
CONSUMER GUIDE
CORPORATE FINANCE
DALLAS MORNING NEWS
DOLLARS & SENSE
DOW-JONES NEWS SERVICE
ECONOMIST (The)
EQUITY INTERNATIONAL
EUROMONEY
FINANCIAL EXECUTIVE
FINANCIAL PLANNING
FINANCIAL SERVICES WEEK
FINANCIAL TIMES
FINANCIAL WORLD
FORBES
FORTUNE
FUTURES
GLOBAL FINANCE
GLOBAL INVESTOR
INDUSTRY WEEK
INSTITUTIONAL INVESTOR
INTERNATIONAL HERALD TRIBUNE
INVESTMENT DEALER'S DIGEST
INVESTOR'S BUSINESS DAILY
KIPLINGER PERSONAL FINANCE
KIPLINGER CALIF. LETTER (The)
KIPLINGER FLORIDA LETTER
KIPLINGER TEXAS LETTER
KIPLINGER WASHINGTON LETTER (The)
KNIGHT/RIDDER FINANCIAL
LA TIMES
LIPPER ANALYTICAL SERVICES
MARKET CHRONICLE
MINNEAPOLIS STAR TRIBUNE
MONEY
MONEY MANAGEMENT LETTER
MOODY'S INVESTORS SERVICE, INC.
NATIONAL THRIFT NEWS
NATIONAL UNDERWRITER
NELSON'S RESEARCH MONTHLY
NEW YORK DAILY NEWS
NEW YORK NEWSDAY
NEW YORK TIMES (The)
NEWSWEEK
NIGHTLY BUSINESS REPORT (The)
PENSION WORLD
PENSIONS & INVESTMENT AGE
PERSONAL INVESTOR
PORTFOLIO LETTER
REGISTERED REPRESENTATIVE
RUETERS
SECURITIES PRODUCT NEWS
SECURITIES WEEK
SECURITY TRADERS HANDBOOK
SAINT PAUL PIONEER PRESS
STANDARD & POOR'S CORPORATION
STANGER'S INVESTMENT ADVISOR
STANGER'S SELLING MUTUAL FUNDS
STOCK MARKET MAGAZINE (The)
TIME
TRUSTS & ESTATES
U.S. NEWS & WORLD REPORT
UNITED PRESS INTERNATIONAL
USA TODAY
WALL STREET JOURNAL (The)
WASHINGTON POST (The)
FORTIS BENEFITS INSURANCE COMPANY
WOODBURY BULLETIN
WIESENBERGER INVESTMENT COMPANIES
  SERVICES

THE MORE WE MAKE, THE MORE WE SPEND

Unless we budget for an investment program, many of us won't invest at all.

When they were married in 1971, 20 years seemed like a long time to 19-year-old Mary and Paul. As parents often do, Mary's dad had a bit of advice for the newlyweds: Start a regular investment program, because no matter how much you earn, you'll find a way to spend it if you don't have an automatic investment plan.

In October, 1971, Mary and Paul arranged to have $50 a month moved automatically from their checking account to Growth Fund's Class A shares. They continued their $50 monthly investment until March, 1991, when they increased their regular investment to $100 a month.

Over the years, they withdrew a total of $48,084 from their Growth Fund account to fund IRAs for retirement, to pay taxes and to cover unexpected medical bills. Even so, as of September 30, 1995, the account was worth $ -- not bad for a nest egg that began with $50.

For Mary and Paul, dollar cost averaging and Growth Fund helped secure their financial future. Thanks, Dad.

FINANCIAL SUMMARY

Amount Invested in Growth Fund: $13,600

Amount Withdrawn from Growth Fund: $48,084

Account Value: $     (as of 9/30/95).

The figures above reflect deductions of the applicable 4.75% sales charge. They do not reflect taxes or inflation. Investment/redemption dates and amount available upon request.

Mary and Paul are actual shareholders who agreed to share their story.

IS DOLLAR COST AVERAGING SAFE?

While no investment program can guarantee success, dollar cost averaging is considered a conservative approach to investing. To illustrate, note how results of a dollar cost averaging program could have performed through the Great Depression.

Let's assume you started to buy shares in the stocks listed on the Dow Jones Industrial Average at market high prices in 1929 and continue to invest $100 a month for the next 10 years. At the end of 10 years, the market has lost 57% of its original value, but your dollar cost averaging program would have resulted in a return of about 7.27%.

DOLLAR COST AVERAGING THROUGH THE GREAT DEPRESSION
JANUARY 1929 TO DECEMBER 1938

                             [CHART]

CORNERSTONE:
A SOLID APPROACH TO YOUR FINANCIAL FUTURE.

A FINANCIAL APPROACH THAT OFFERS YOU GUARANTEED RETURN OF PRINCIPAL AND OPPORTUNITY FOR GROWTH.

With this special approach, you purchase two separate investments: an insured certificate of deposit and the Fund. Cornerstone helps you create a solid foundation for your financial portfolio.

HERE'S AN EXAMPLE:

Assume that you have $50,000 to invest and the five-year CD rate is %. If you purchase a five-year $ CD at %, you will receive $50,000 at maturity -- guaranteed. You invest your remaining $12,760 in the Fund to take advantage of greater growth potential.

                                                   $50,000

             5-YEAR CD                                                               CAPITAL FUND
           $     AT    %                                                                   $
              $50,000                                 +                              VALUE OF THE
         GUARANTEED VALUE                                                           FUND AT END OF
            OF CD AFTER                                                               FIVE YEARS
            FIVE YEARS

CREATE A SOLID FINANCIAL FOUNDATION

The following example uses the average five-year CD rate* from October, 1990 and the performance of the Fund's Class A shares from October 1, 1990 through September, 1995. It shows how an investment of $50,000 would have grown using the Cornerstone approach.

The  five-year CD rate on October 1, 1990 was     %. At that interest rate, a CD
investment of  $        with interest  reinvested would  guarantee a  return  of
$50,000.

The  rest of your $50,000 -- $      would have been invested in the Fund. At the
end of September, 1995, your Fund investment would have been worth $     .

Your initial $50,000 investment would have been worth a total of $     : $50,000
from the insured certificate of deposit and $     from the Fund.**

HISTORICAL FIVE-YEAR RESULTS

                               [CHART]

 *CD RATE SOURCE: BANXQUOTE MONEY MARKETS TABLE POSTED WEEKLY IN THE WALL STREET
  JOURNAL. A WEEKLY AVERAGE USING CD RATES OF BANKS, SAVINGS INSTITUTIONS, AND BROKER DEALERS IN SIX MAJOR STATES.

**THE EXAMPLE ASSUMES CD INTEREST IS COMPOUNDED ANNUALLY. FUND RETURNS ARE BASED
  ON HISTORICAL EARNINGS, WITH CAPITAL GAIN DISTRIBUTIONS AND INCOME DIVIDENDS REINVESTED, AND REFLECT THE 4.75% SALES CHARGE, WHERE APPLICABLE. OF COURSE, INVESTMENT RETURN AND SHARE VALUE WILL FLUCTUATE, AND SHARES, WHEN REDEEMED, MAY BE WORTH LESS THAN THEIR ORIGINAL COST.

CORNERSTONE: YOUR OPPORTUNITY TO CREATE A SOLID FOUNDATION FOR YOUR FINANCIAL PORTFOLIO

A secure approach that offers safety plus growth potential by investing in one of the nation's top performing mutual funds and a guaranteed certificate of deposit. This dynamic combination assures you that -- at a minimum -- you will receive your total initial investment at maturity. Plus, an ideal way to build on the foundation of your success.

THE CORNERSTONE APPROACH GIVES YOU:

    - A safety guarantee from purchasing a certificate of deposit, which is FDIC/FSLIC insured up to specified limits.

    - Growth potential by investing in the Fund. (?)

    - The security of having a certificate of deposit that guarantees return of your initial investment, and the confidence of knowing your Fund offers you a diversified, professionally managed investment portfolio.

FORTIS FINANCIAL GROUP:
WORKING WITH YOUR BANK AND BROKER-DEALER TO OFFER YOU THE CORNERSTONE
OPPORTUNITY

Based in St. Paul, Minnesota, Fortis Financial Group (FFG) has more than 40 years of experience in professional money management. FFG offers a family of mutual funds, fixed and variable annuities and variable universal life insurance through its triad of companies: Fortis Advisers, Inc. (fund management); Fortis Investors, Inc. (broker/dealer; member SIPC); and Fortis Benefits Insurance Company (issuer of insurance products; rated A+ by A.M. Best Co.) Today FFG manages more than $3 billion in private pensions, insurance plans, and mutual fund portfolios.

FFG is a wholly-owned subsidiary of Fortis, Inc., the U.S. operating arm of a worldwide financial service company.

ONE COUPLE'S PATH TOWARD A QUARTER MILLION DOLLARS VIA THE FUND

"This will never amount to anything," a skeptical Ed muttered to his wife, Ethel, as he signed an agreement to invest $50 in the Fund's Class A shares in 1957. Today, Ed and Ethel are smiling. After additional investments and the reinvestment of capital gains and dividends, their account was approaching a quarter million dollars at the end of 1990.

In May 1957, Ed and Ethel, former southern Minnesota farmers, sat with their registered representative to work out an affordable investment plan. They decided on an initial investment of $50* to go into the Fund. They then added another $1,250* to the account by the end of the year, and another $1,227* in January 1958.

In April 1958, they decided to invest the monthly $80.84* contract for deed income from the sale of their farm in their Fund account.

In mid-1968, they discontinued these monthly investments, but added another $5,000* to the account in 1971, after the sale of their business. That brought their total Fund investment to $17,227.80.

In 1988, they withdrew money from their account for the first time when they redeemed $20,000* to buy a car and pay taxes. In September 1989, they redeemed $30,000 to purchase a mobile home, and in 1991, they began a systematic withdrawal program of $700 a month.

As of September 30, 1995, the account was worth over a quarter million dollars! $356,298.41 to be exact.

Ed is no longer skeptical.

 *INVESTMENT/REDEMPTION DATES AVAILABLE UPON REQUEST.
**THESE NUMBERS DO NOT REFLECT TAXES OR INFLATION.

Want to be a millionaire?
You could have been one today with Capital Fund's Class A shares!

With just $150 invested on the first day of each month beginning back in June 1949, your net investment would be $ as of September 30, 1995. Below, you can see the total value of your Fund account on September 30, 1995 -- you'd be a
millionaire! $     for you to use for your financial security!

                             [CHART]

FINANCIAL STATEMENTS

The financial statements included as part of the Funds' 1995 Annual Report to Shareholders, filed with the Securities and Exchange Commission in October, 1995, are incorporated herein by reference. The Annual Report accompanies this Statement of Additional Information.

CUSTODIAN; COUNSEL; ACCOUNTANTS

Norwest Bank Minnesota N.A., Norwest Center, Sixth and Marquette, Minneapolis, MN 55479 acts as custodian of the Funds' assets and portfolio securities; Dorsey & Whitney P.L.L.P., 220 South Sixth Street, Minneapolis, MN 55402, is the independent General Counsel for the Funds; and KPMG Peat Marwick LLP, 4200 Norwest Center, Minneapolis, MN 55402, acts as the Funds' independent auditors.

LIMITATION OF DIRECTOR LIABILITY

Under Minnesota law, each director of each Fund owes certain fiduciary duties to it and to its shareholders. Minnesota law provides that a director "shall discharge the duties of the position of director in good faith, in a manner the director reasonably believes to be in the best interest of the corporation, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances." Fiduciary duties of a director of a Minnesota corporation include, therefore, both a duty of "loyalty" (to act in good faith and act in a manner reasonably believed to be in the best interests of the corporation) and a duty of "care" (to act with the care an ordinarily prudent person in a like position would exercise under similar circumstances). Minnesota law authorizes corporations to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of the fiduciary duty of "care." Minnesota law does not, however, permit a corporation to eliminate or limit the liability of a director (i) for any breach of the director's duty of "loyalty" to the corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for authorizing a dividend, stock repurchase or redemption or other distribution in violation of Minnesota law or for violation of certain provisions of Minnesota securities laws, or (iv) for any transaction from which the director derived an improper personal benefit. The Articles of Incorporation of each Fund limit the liability of directors to the fullest extent permitted by Minnesota statutes, except to the extent that such a liability cannot be limited as provided in the 1940 Act (which act prohibits any provisions which purport to limit the liability of directors arising from such directors' willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their role as directors).

Minnesota law does not eliminate the duty of "care" imposed upon a director. It only authorizes a corporation to eliminate monetary liability for violations of that duty. Minnesota law, further, does not permit elimination or limitation of liability of "officers" to the corporation for breach of their duties as officers (including the liability of directors who serve as officers for breach of their duties as officers). Minnesota law does not permit elimination or limitation of the availability of equitable relief, such as injunctive or rescissionary relief. Further, Minnesota law does not permit elimination or limitation of a director's liability under the Securities Act of 1933 or the Securities Exchange Act of 1934, and it is uncertain whether and to what extent the elimination of monetary liability would extend to violations of duties imposed on directors by the 1940 Act and the rules and regulations adopted under such act.

ADDITIONAL INFORMATION

The Funds have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement under the Securities Act of 1933, as amended, with respect to the common stock offered hereby. The Prospectus and this Statement of Additional Information do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with Rules and Regulations of the Commission. The Registration Statement may be inspected at the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C., and copies thereof may be obtained from the Commission at prescribed rates.

APPENDIX
DESCRIPTION OF FUTURES, OPTIONS AND FORWARD CONTRACTS

OPTIONS ON SECURITIES

An option on a security provides the purchaser, or "holder," with the right, but not the obligation, to purchase, in the case of a "call" option, or sell, in the case of a "put" option, the security or securities underlying the option, for a fixed exercise price up to a stated expiration date or, in the case of certain options, on such date. The holder pays a non-refundable purchase price for the option, known as the "premium." The maximum amount of risk the purchaser of the option assumes is equal to the premium plus related transaction costs, although this entire amount may be lost. The risk of the seller, or "writer," however, is potentially unlimited, unless the option is "covered." A call option written by a Portfolio is "covered" if the Portfolio owns the underlying security covered by the call or has an absolute and immediate right to acquire that security without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian) upon conversion or exchange of other securities held in its portfolio. A call option is also covered if a Portfolio holds a call on the same security and in the same principal amount as the call written where the exercise price of the call held (a) is equal to or less than the exercise price of the call written or (b) is greater than the exercise price of the call written if the difference is maintained by the Portfolio in cash and high grade government securities in a segregated account with its custodian. A put option written by a Portfolio is "covered" if the Portfolio maintains cash and high grade government securities with a value equal to the exercise price in a segregated account with its custodian, or else holds a put on the same security and in the same principal amount as the put written where the exercise price of the put held is equal to or greater than the exercise price of the put written. If the writer's obligation is not so covered, it is subject to the risk of the full change in value of the underlying security from the time the option is written until exercise.

Upon exercise of the option, the holder is required to pay the purchase price of the underlying security, in the case of a call option, or to deliver the security in return for the purchase price in the case of a put option.
Conversely, the writer is required to deliver the security, in the case of a call option, or to purchase the security, in the case of a put option. Options on securities which have been purchased or written may be closed out prior to exercise or expiration by entering into an offsetting transaction on the exchange on which the initial position was established, subject to the availability of a liquid secondary market.

Options on securities and options on indexes of securities, discussed below, are traded on national securities exchanges, such as the Chicago Board Options Exchange and the New York Stock Exchange, which are regulated by the SEC. The Options Clearing Corporation guarantees the performance of each party to an exchange-traded option, by in effect taking the opposite side of each such option. A holder or writer may engage in transactions in exchange-traded options on securities and options on indexes of securities only through a registered broker-dealer which is a member of the exchange on which the option is traded.

In addition, options on securities and options on indexes of securities may be traded on exchanges located outside the United States and over-the-counter through financial institutions dealing in such options as well as the underlying instruments. The particular risks of transactions on foreign exchanges and over-the-counter transactions are set forth more fully in the Statement of Additional Information.

OPTIONS ON STOCK INDEXES

In contrast to an option on a security, an option on a stock index provides the holder with the right to make or receive a cash settlement upon exercise of the option, rather than the right to purchase or sell a security. The amount of this settlement is equal to (i) the amount, if any, by which the fixed exercise price of the option exceeds (in the case of a call) or is below (in the case of a put) the closing value of the underlying index on the date of exercise, multiplied by
(ii) a fixed "index multiplier." The purchaser of the option receives this cash settlement amount if the closing level of the stock index on the day of exercise is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option. The writer of the option is obligated, in return for the premium received, to make delivery of this amount if the option is exercised. As in the case of options on securities, the writer or holder may liquidate positions in stock index options prior to exercise or expiration by entering into closing transactions on the exchange on which such positions were established, subject to the availability of a liquid secondary market.

A Portfolio will cover all options on stock indexes by owning securities whose price changes, in the opinion of Advisers, are expected to be similar to those of the index, or in such other manner as may be in accordance with the rules of the exchange on which the option is traded and applicable laws and regulations. Nevertheless, where a Portfolio covers a call option on a stock index through ownership of securities, such securities may not match the composition of the index. In that event, the Portfolio will not be fully covered and could be subject to risk of loss in the event of adverse changes in the value of the index. A Portfolio will secure put options on stock indexes by segregating assets equal to the option's exercise price, or in such other manner as may be in accordance with the rules of the exchange on which the option is traded and applicable laws and regulations.

The index underlying a stock index option may be a "broad-based" index, such as the Standard & Poor's 500 Index or the New York Stock Exchange Composite index, the changes in value of which ordinarily will reflect movements in the stock market in general. In contrast, certain options may be based on narrower market indexes, such as the Standard & Poor's 100 Index, or on indexes of securities of particular industry groups, such as those of oil and gas or technology companies. A stock index assigns relative values to the stocks included in the index and the index fluctuates with changes in the market values of the stocks so included.

FUTURES CONTRACTS ON FIXED INCOME SECURITIES, STOCK INDEXES AND FOREIGN
CURRENCIES

A Futures Contract is a bilateral agreement providing for the purchase and sale of a specified type and amount of a financial instrument or foreign currency, or for the making and acceptance of a cash settlement, at a stated time in the future for a fixed price. By its terms, a Futures Contract provides for a specified settlement date on which, in the case of the majority of interest rate and foreign currency futures contracts, the fixed income securities or currency underlying the contract are delivered by the seller and paid for by the purchaser, or on which, in the case of stock index futures contracts and certain interest rate and foreign currency futures contracts, the difference between the price at which the contract was entered into and the contract's closing value is settled between the purchaser and the seller in cash. Futures Contracts differ from options in that they are bilateral agreements, with both the purchaser and the seller equally obligated to complete the transaction. Futures Contracts call for settlement only on the expiration date, and cannot be "exercised" at any other time during their term.

The purchase or sale of a Futures Contract differs from the purchase or sale of a security or the purchase of an option in that no purchase price is paid or received. Instead, an amount of cash or cash equivalents, which varies but may be as low as 5% or less of the value of the contract, must be deposited with the broker as "initial margin." Subsequent payments to and from the broker, referred to as "variation margin," are made on a daily basis as the value of the index or instrument underlying the Futures Contract fluctuates, making positions in the Futures Contracts more or less valuable, a process known as "marking to the market."

U.S. Futures Contracts may be purchased or sold only on an exchange, known as a "contract market," designated by the CFTC for the trading of such contract, and only through a registered futures commission merchant which is a member of such contract market. A commission must be paid on each completed purchase and sale transaction. The contract market clearing house guarantees the performance of each party to a Futures Contract, by in effect taking the opposite side of such contract. At any time prior to the expiration of a Futures Contract, a trader may elect to close out its position by taking an opposite position on the contract market on which the position was entered into, subject to the availability of a secondary market, which will operate to terminate the initial position. At that time, a final determination of variation margin is made and any loss experienced by the trader is required to be paid to the contract market clearing house while any profit due to the trader must be delivered to it. Futures Contracts may also be traded on foreign exchanges.

Interest rate futures contracts currently are traded on a variety of fixed income securities, including long-term U.S. Treasury Bonds, Treasury Notes, Government National Mortgage Association modified pass-through mortgage-backed securities and U.S. Treasury Bills. In addition, interest rate futures contracts include contracts on indexes of municipal securities. Foreign currency futures contracts currently are traded on the British pound, Canadian dollar, Japanese yen, Swiss franc, West German mark and on Eurodollar deposits.

A stock index or Eurodollar futures contract provides for the making and acceptance of a cash settlement in much the same manner as the settlement of an option on a stock index. The types of indexes underlying stock index futures contracts are essentially the same as those underlying stock index options, as described above. The index underlying a municipal bond index futures contract is a broad based index of municipal securities designed to reflect movements in the municipal securities market as a whole. The index assigns weighted values to the securities included in the index and its composition is changed periodically.

OPTIONS ON FUTURES CONTRACTS

An Option on a Futures Contract provides the holder with the right to enter into a "long" position in the underlying Futures Contract, in the case of a call option, or a "short" position in the underlying Futures Contract, in the case of a put option, at a fixed exercise price up to a stated expiration date or, in the case of certain options, on such date. Upon exercise of the option by the holder, the contract market clearing house establishes a corresponding short position for the writer of the option, in the case of a call option, or a corresponding long position in the case of a put option. In the event that an option is exercised, the parties will be subject to all the risks associated with the trading of Futures Contracts, such as payment of variation margin deposits. In addition, the writer of an Option on a Futures Contract, unlike the holder, is subject to initial and variation margin requirements on the option position.

A position in an Option on a Futures Contract may be terminated by the purchaser or seller prior to expiration by affecting a closing purchase or sale transaction, subject to the availability of a liquid secondary market, which is the purchase or sale of an option of the same series (i.e., the same exercise price and expiration date) as the option previously purchased or sold. The difference between the premiums paid and received represents the trader's profit or loss on the transaction.

Options on Futures Contracts that are written or purchased by a Portfolio on United States exchanges are traded on the same contract market as the underlying Futures Contract, and, like Futures Contracts, are subject to regulation by the CFTC and the performance guarantee of the exchange clearing house. In addition, Options on Futures Contracts may be traded on foreign exchanges.

An option, whether based on a Futures Contract, a stock index or security, becomes worthless to the holder when it expires. Upon exercise of an opinion, the exchange or contract market clearing house assigns exercise notices on a random basis to those of its members which have written options of the same series and with the same expiration date. A brokerage firm receiving such notices then assigns them on a random basis to those of its customers which have written options of the same series and expiration date. A writer therefore has no control over whether an option will be exercised against it, nor over the timing of such exercise.

FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS

A Currency Contract is a contractual obligation to purchase or sell a specific quantity of a given foreign currency for a fixed exchange rate at a future date. Currency Contracts are individually negotiated and are traded through the "interbank currency market," an informal network of banks and brokerage firms which operates around the clock and throughout the world. Transactions in the interbank market may be executed only through financial institutions acting as market-makers in the interbank market, or through brokers executing purchases and sales through such institutions. Market-makers in the interbank market generally act as principals in taking the opposite side of their customers' positions in Currency Contracts, and ordinarily charge a mark-up commission which may be included in the cost of the Contract. In addition, market-makers may require their customers to deposit collateral upon entering into a Currency Contract, as security for the customer's obligation to make or receive delivery of currency, and to deposit additional collateral if exchange rates move adversely to the customer's position. Such deposits may function in a manner similar to the margining of Futures Contracts, described above.

Prior to the stated maturity date of a Currency Contract, it may be possible to liquidate the transaction by entering into an offsetting contract. In order to do so, however, a customer may be required to maintain both contracts as open positions until maturity and to make or receive a settlement of the difference owed to or from the market-maker or broker at that time.

OPTIONS ON FOREIGN CURRENCIES

Options on foreign currencies are traded in a manner substantially similar to options on securities. In particular, an option on foreign currency provides the holder with the right to purchase, in the case of a call option, or to sell, in the case of a put option, a stated quantity of a particular currency for a fixed price up to a stated expiration date or, in the case of certain options, on such date. The writer of the option undertakes the obligation to deliver, in the case of a call option, or to purchase in the case of a put option, the quantity of the currency called for in the option, upon exercise of the option by the holder.

As in the case of other types of options, the holder of an option on foreign currency is required to pay a one-time, non-refundable premium, which represents the cost of purchasing the option. The holder can lose the entire amount of this premium, as well as related transaction costs, but not more than this amount. The writer of the option, in contrast, generally is required to make initial and variation margin payments, similar to margin deposits required in the trading of Futures Contracts and the writing of other types of options. The writer is therefore subject to risk of loss beyond the amount originally invested and above the value of the option at the time it is entered into.

Certain options on foreign currencies, like Currency Contracts, are traded over-the-counter through financial institutions acting as market-makers in such options and the underlying currencies. Such transactions therefore involve risks not generally associated with exchange-traded instruments, which are discussed below. Options on foreign currencies may also be traded on national securities exchanges regulated by the SEC and on exchanges located in foreign countries.

Over-the-counter transactions can only be entered into with a financial institution willing to take the opposite side, as principal, of a Portfolio's position unless the institution acts as broker and is able to find another counterparty willing to enter into the transaction with the Portfolio. Where no such counterparty is available, it will not be possible to enter into a desired transaction. There also may be no liquid secondary market in the trading of over-the-counter contracts, and a Portfolio could be required to retain options purchased or written until exercise, expiration or maturity. This in turn could limit the Portfolio's ability to profit from open positions or to reduce losses experienced, and could result in greater losses.

Further, over-the-counter transactions are not subject to the guarantee of an exchange clearing house, and a Portfolio will therefore be subject to the risk of default by, or the bankruptcy of, the financial institution serving as its counterparty. One or more of such institutions also may decide to discontinue their role as market-makers in a particular currency or security, thereby restricting the Portfolio's ability to enter into desired hedging transactions. A Portfolio will enter into an over-the-counter transaction only with parties whose creditworthiness has been reviewed and found satisfactory by Advisers.

95324 (Rev. 1/96)

                            SPECIAL PORTFOLIOS, INC.
                      STATEMENT OF ADDITIONAL INFORMATION
                              DATED MARCH 1, 1995

This Statement of Additional Information is NOT a prospectus, but should be read in conjunction with the Special Portfolios, Inc. ("Special") Prospectus dated March 1, 1995. A copy of that prospectus may be obtained from your broker-dealer or sales representative. The address of Fortis Investors, Inc. ("Investors") is P.O. Box 64284, St. Paul, Minnesota 55164. Telephone: (612) 738-4000. Toll Free 1-(800) 800-2638.

No broker-dealer, sales representative, or other person has been authorized to give any information or to make any representations other than those contained in this Statement of Additional Information, and if given or made, such information or representations must not be relied upon as having been authorized by Special or Investors. This Statement of Additional Information does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

TABLE OF CONTENTS

                                       PAGE
ORGANIZATION AND CLASSIFICATION...         12
INVESTMENT OBJECTIVES AND
 POLICIES.........................         12
    - U.S. Government
     Securities...................         12
    - Securities of Foreign
     Companies....................         12
    - Extendible Notes............         13
    - Borrowing Money.............         13
    - Portfolio Turnover..........         14
    - Miscellaneous...............         14
    - Investment Restrictions.....         14
DIRECTORS AND EXECUTIVE
 OFFICERS.........................         17
INVESTMENT ADVISORY AND OTHER
 SERVICES.........................         19
    - General.....................         19
    - Control and Management of
      Advisers and Investors......         19
    - Investment Advisory and
      Management Agreement........         20
PORTFOLIO TRANSACTIONS AND
 ALLOCATION OF BROKERAGE..........         21
CAPITAL STOCK.....................         22

                                       PAGE

COMPUTATION OF NET ASSET VALUE AND
 PRICING..........................         23
SPECIAL PURCHASE PLANS............         23
    - Tax Sheltered Retirement
     Plans........................         23
    - Gifts or Transfers to Minor
      Children....................         26
    - Systematic Investment
     Plan.........................         26
REDEMPTION........................         26
    - Systematic Withdrawal
     Plan.........................         27
TAXATION..........................         27
UNDERWRITER.......................         28
PERFORMANCE.......................         29
FINANCIAL STATEMENTS..............         32
CUSTODIAN; COUNSEL; ACCOUNTANTS...         32
LIMITATION OF DIRECTOR
 LIABILITY........................         32
ADDITIONAL INFORMATION............         32
CORPORATE BOND AND COMMERCIAL
 PAPER RATINGS....................   Appendix

ORGANIZATION AND CLASSIFICATION

Special is currently comprised of two separate Portfolios--the Stock Portfolio and the Cash Portfolio. Each Portfolio is, for investment purposes, in effect a separate investment fund. A separate series of capital shares is issued for each Portfolio.

An investment company is an arrangement by which a number of persons invest in a company that in turn invests in securities of other companies. Special is an "open-end" investment company because it generally must redeem an investor's shares upon request. Special is a "diversified" investment company because it offers investors an opportunity to minimize the risk inherent in all investments in securities by spreading their investment over a number of companies in various industries. However, diversification cannot eliminate such risks.

INVESTMENT OBJECTIVES AND POLICIES

Special operates as a "diversified" investment company as defined under the Investment Company Act of 1940 (the "1940 Act"), which means that each Portfolio must meet the following requirements:

        At least 75% of the value of its total assets will be represented by cash and cash items (including receivables), Government securities, securities of other investment companies, and other securities for the purposes of this calculation limited in respect of any one issuer to an amount not greater in value than 5% of the value of the total assets of the Portfolio and to not more than 10% of the outstanding voting securities of such issuer.

U.S. GOVERNMENT SECURITIES

United States Government securities include a variety of U.S. Treasury securities, which differ in their interest rates, maturities, and times of issuance. Treasury Bills have maturities of one year or less; Treasury Notes have maturities of one to ten years; and Treasury Bonds generally have maturities of greater than ten years. Some obligations issued or guaranteed by U.S. Government agencies and instrumentalities, such as Government National Mortgage Association pass-through certificates, are supported by the full faith and credit of the U.S. Treasury; others, such as those issued by the Federal National Mortgage Association, are supported by discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; and others, such as those issued by the Student Loan Marketing Association, are supported only by the credit of the agency or instrumentality. While the U.S. Government provides financial support to such U.S. Government-sponsored agencies and instrumentalities, no assurance can be given that it will always do so since it is not so obligated by law. Cash Portfolio will invest in such securities only when it is satisfied that the credit risk with respect to the issuer is acceptable.

SECURITIES OF FOREIGN COMPANIES

Stock Portfolio may invest 10% of its total assets in securities of foreign governments and companies. Cash Portfolio may invest up to 25% of the value of its total assets in securities of, or guaranteed by, the Government of Canada, a Province of Canada, or any instrumentality or political subdivision thereof. Cash Portfolio may invest up to an additional 15% of its total assets in securities of foreign companies (which does not include domestic branches of foreign banks and foreign branches of domestic banks). However, Cash Portfolio may not invest more than 49% of the value of its total assets collectively in:
(i) securities of, or guaranteed by, the Government of Canada, a Province of Canada, or any instrumentality or political subdivision thereof; (ii) securities of foreign companies; and (iii) securities of domestic branches of foreign banks and foreign branches of domestic banks. Domestic branches of foreign banks and foreign branches of domestic banks are deemed by Special to be domestic, not foreign, companies.

Investing in foreign securities may result in greater risk than that incurred by investing in domestic securities. The obligations of foreign issuers may be affected by political or economic instabilities. Financial information published by foreign companies may be less reliable or complete than information disclosed by domestic companies pursuant to United States government securities laws, and may not have been prepared in accordance with generally accepted accounting principles. Fluctuations in exchange rates may affect the value of foreign securities not denominated in United States currency.

The only obligations of foreign branches of domestic banks which Cash Portfolio will purchase are certificates of deposit (Eurodollar C/Ds). The only obligations of domestic branches of foreign banks which the Portfolio will purchase are certificates of deposit (Yankee C/Ds) and bankers' acceptances (Yankee B/As). Certificates of deposit are receipts issued by a bank in exchange for the deposit of funds. The issuer agrees to pay the amount deposited plus interest to the bearer of the receipt on the date specified on the certificate. The certificate usually can be traded in the secondary market prior to maturity. Bankers' acceptances typically arise from short-term credit arrangements designed to enable businesses to obtain funds to finance commercial transactions. Generally, an acceptance is a time draft drawn on a bank by an exporter or importer to obtain a stated amount of funds to pay for specific merchandise. The draft is then "accepted" by a bank that, in effect, unconditionally guarantees to pay the face value of the instrument on its maturity date. The acceptance may then be held by the accepting bank as an earning asset or it may be sold in the secondary market at the going rate of discount for a specific maturity. Although maturities for acceptances can be as long as 270 days, most acceptances have maturities of six months or less.

There are risks associated with investments in obligations of foreign branches of domestic banks and domestic branches of foreign banks that do not accompany investments in obligations of domestic banks generally. Domestic banks are required to maintain specified levels of reserves, are limited in the amounts they can loan to a single borrower, and are subject to other regulations designed to promote financial soundness. Not all of such laws and regulations apply to foreign branches of domestic banks. Cash Portfolio may also be subject to additional investment risks from investing in the obligations of foreign branches of domestic banks. Such risks include future political and economic developments, the possible imposition of foreign withholding taxes on interest income payable on securities, the possible seizure or nationalization of foreign deposits, the possible establishment of exchange controls, or the adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on such obligations. The obligations of domestic branches of foreign banks may also be subject to other risks, including political and economic developments in the country in which the foreign bank has its main office. There may be less publicly available information about a domestic branch of a foreign bank than about a domestic bank. In addition, obligations of foreign branches of domestic banks and domestic branches of foreign banks are not insured by the Federal Deposit Insurance Corporation.

EXTENDIBLE NOTES

Cash Portfolio is permitted to invest up to 25% of the value of its total assets in extendible notes. An extendible note is a debt arrangement under which the holder, at its option, may require the issuer, typically a financial or an industrial concern, to repurchase the note for a predetermined fixed price at one or more times prior to the ultimate maturity date of the note. Typically, an extendible note is issued at an interest rate that can be adjusted at fixed times throughout its term. At the same times as the interest rate is adjusted by the issuer, the holder of the note is typically given the option to "put" the note back to the issuer at a predetermined price (e.g., at 100% of the outstanding principal amount plus unpaid accrued interest) if the extended interest rate is undesirable to the holder. This option to put the note back to the issuer (i.e., to require the issuer to repurchase the note) provides the holder with an optional maturity date that is shorter than the actual maturity date of the note.

Extendible notes are typically issued with maturity dates in excess of 25 months from the date of issuance. If such extendible notes provide for an optional maturity date of 25 months or less, however, then such notes are deemed by Cash Portfolio to have been issued for the shorter optional maturity date. Accordingly, investment in such extendible notes would not be in contravention of the investment policy of the Portfolio not to invest in securities having a maturity date in excess of 25 months from the date of acquisition. Investment in extendible notes is not expected to have a material impact on the effective portfolio maturity of Cash Portfolio.

An investment in an extendible note is liquid, and the note may be resold to another investor prior to its optional maturity date at its market value. The market value of an extendible note with a given optional maturity date is determined and fluctuates in a similar manner to the market value of a fixed maturity note with a maturity equivalent to the optional maturity of the extendible note. Compared to fixed-term notes of the same issuer, however, extendible notes with equivalent optional maturities generally yield higher returns without a material increase in risk to Cash Portfolio.

The creditworthiness of the issuers of the extendible notes is monitored and rated by Moody's Investors Service, Inc. ("Moody's") and by Standard & Poor's Corporation ("S&P"), and investments by Cash Portfolio in such extendible notes are restricted to notes with the same investment ratings as are acceptable to the Portfolio with respect to other forms of investment. The creditworthiness of such issuers is also monitored by Advisers.

BORROWING MONEY

Cash Portfolio may obtain such short-term credit as it needs for clearance of securities transactions and may borrow money from banks as a temporary measure to facilitate redemptions. As a fundamental policy, however, borrowings may not exceed 10% of the value of such

Portfolio's total assets and no additional investment securities may be purchased by Cash Portfolio while outstanding bank borrowings exceed 5% of the value of such Portfolio's total assets. Interest paid on borrowings will not be available for investment. Stock Portfolio may not borrow money as a fundamental policy.

PORTFOLIO TURNOVER

Portfolio turnover, as described in the Prospectus, is the ratio of the lesser of annual purchases or sales of portfolio securities to average monthly portfolio value, not including short-term securities. A 100% portfolio turnover rate would occur, for example, if all of the portfolio securities were replaced within one year. Stock Portfolio's portfolio turnover rates for the fiscal years ended October 31, 1994 and 1993, were 26% and 37%, respectively. Cash Portfolio's portfolio turnover rates for the fiscal years ended October 31, 1994 and 1993, were 58% and 29%, respectively. The portfolio turnover will generally have no correlation with the amount of spreads or markups paid by Cash Portfolio.

MISCELLANEOUS

As noted in the Prospectus, the Portfolios may invest in repurchase agreements ("repos") and variable amount master demand notes.

Repos are short-term instruments under which securities are purchased from a bank or a securities dealer with an agreement by the seller to repurchase the securities at a mutually agreeable date, interest rate, and price. In investing in repos, Special's risk is limited to the ability of such seller to pay the agreed upon amount at the maturity of the repo. In the opinion of Advisers, such risk is not material, since in the event of default, barring extraordinary circumstances, Special would be entitled to sell the underlying securities or otherwise receive adequate protection under Federal bankruptcy laws for its interest in such securities. However, to the extent that proceeds from any sale upon a default were less than the repurchase price, Special could suffer a loss.

Variable amount master demand notes allow the investment of fluctuating amounts at varying market rates of interest pursuant to arrangements between Special and a financial institution which has lent money to a borrower. Variable amount master demand notes permit a series of short-term borrowings under a single note. Both the lender and the borrower have the right to reduce the amount of outstanding indebtedness at any time. Such notes provide that the interest rate on the amount outstanding varies on a daily basis depending upon a stated short-term interest rate barometer. Advisers will monitor the creditworthiness of the borrower throughout the term of the variable master demand note. It is not generally contemplated that such instruments will be traded and there is no secondary market for the notes. Typically, agreements relating to such notes provide that the lender shall not sell or otherwise transfer the note without the borrower's consent. Thus, variable amount master demand notes may under certain circumstances be deemed illiquid assets. However, such notes will not be considered illiquid where Special has a "same day withdrawal option," I.E., where it has the unconditional right to demand and receive payment in full of the principal amount then outstanding together with interest to the date of payment.

INVESTMENT RESTRICTIONS

The following investment restrictions are deemed fundamental policies. They may be changed only by the vote of a "majority" of the affected Portfolio(s)' outstanding shares, which as used in this Statement of Additional Information, means the lesser of (i) 67% of the affected Portfolio(s)' outstanding shares present at a meeting of the holders if more than 50% of the outstanding shares are present in person or by proxy or (ii) more than 50% of the affected Portfolio(s)' outstanding shares.

STOCK PORTFOLIO INVESTMENT RESTRICTIONS. As a result of its fundamental investment restrictions, except as set forth below, Stock Portfolio will not:

        1. Invest more than an aggregate of 5% of the value of its total assets in securities (both debt and equity) which are not readily marketable.

        2. Concentrate its investments, that is, invest more than 25% of the value of its assets in any particular industry.

        3.  Buy or sell commodities or commodity contracts.

        4. Purchase or sell real estate or other interests in real estate, or interests in real estate investment trusts, but reserves freedom of action to invest in readily marketable notes or other evidences of indebtedness secured by mortgage liens or deeds of trust relating to real property in an amount not to exceed 10% of the value of its total assets.

        5. Mortgage, pledge, hypothecate, or in any manner transfer, as security for indebtedness, any securities owned or held by Stock Portfolio.

        6. Act as an underwriter of securities of other issuers, except to the extent that, in connection with the disposition of portfolio securities, Stock Portfolio may be deemed an underwriter under applicable laws.

        7.  Write, purchase, or sell puts, calls or combinations thereof.

        8. Purchase securities on margin, except such short-term credits as are necessary for the clearance of transactions, or sell short.

        9. Engage in the making of loans as a principal activity, but it may make loans not to exceed 10% of the value of its total assets, taken at market value at the time of such loan, to other companies and firms in which Stock Portfolio has, or plans to acquire, an equity interest. Such loans, if and when made, will be made with the object of financing the growth and development of such companies or firms.

Loans shall not be deemed to include the purchase or acquisition of a portion of an issue of publicly distributed notes, bonds, debentures, or other evidence of indebtedness, whether or not such purchase or acquisition is made upon the original issuance of the securities.

        10. Borrow money.

The following investment restrictions may be changed by the Board of Directors of Special without shareholder approval.

Stock Portfolio will not:

        1. Invest more than 5% of the value of its total assets in securities of other investment companies, except in connection with a merger, consolidation, acquisition or reorganization. (Due to restrictions imposed by the California Department of Corporations, Stock Portfolio does not currently invest in other investment companies.)

        2. Invest in a company for the purposes of exercising control or management.

        3.  Buy or sell foreign exchange.

        4. Invest in securities which would expose Stock Portfolio to liabilities exceeding the amount invested.

        5. Participate on a joint or a joint and several basis in any trading account in securities.

        6. Invest in interests (including partnership interests) in oil, gas, or other mineral exploration or development programs, except Stock Portfolio may purchase or sell securities issued by corporations engaging in oil, gas, or other mineral exploration or development business.

        7. Purchase or retain the securities of any issuer if those officers and directors of Special or its investment adviser owning (including beneficial ownership) individually more than 1/2 of 1% of the securities of such issuer together own (including beneficial ownership) more than 5% of the securities of such issuer.

        8. Invest more than an aggregate of 5% of the value of its total assets in (a) securities (both debt and equity) which are not readily marketable, such as thinly traded common stock; and (b) companies which have been in business for less than three years. (Securities sold under Section 4(2) of the Securities Act of 1933 that are eligible for resale pursuant to Rule 144A under the 1993 Act that have been determined to be liquid by the Board of Directors of Special or Advisers subject to the oversight of such Board of Directors will not be considered to be "not-readily marketable securities" and will not be subject to this limitation.)

        9. Invest more than 5% of its net assets in warrants, nor more than 2% of net assets in warrants not listed on the New York Stock Exchange or American Stock Exchange.

CASH  PORTFOLIO  INVESTMENT  RESTRICTIONS.  As  a  result  of  its   fundamental
investment restrictions, except as set forth below, Cash Portfolio will not:

        1. Purchase securities on margin or otherwise borrow money or issue senior securities. Special may obtain such short-term credit as it needs for the clearance of securities transactions, and may borrow from a bank, for the account of Cash Portfolio, as a temporary measure to facilitate redemptions (but not for leveraging or investment) an amount that does not exceed 10% of the value of Cash Portfolio's total assets. Investment securities will not be purchased for Cash Portfolio while outstanding bank borrowings exceed 5% of the value of such Portfolio's total assets.

        2.  Write, purchase or sell puts, calls or combinations thereof.

        3. Mortgage, pledge or hypothecate its assets, except in an amount not exceeding 10% of the value of its total assets to secure temporary borrowing.

        4.  Invest in commodities or commodity futures contracts.

        5. Act as an underwriter of securities of other issuers, except to the extent that, in connection with the disposition of portfolio securities, Special may be deemed an underwriter under applicable laws.

        6. Participate on a joint or a joint and several basis in any securities trading account.

        7. Invest in real estate, except Cash Portfolio may invest in securities issued by companies owning real estate or interests therein.

        8. Make loans to other persons. The entering into of repurchase agreements and purchasing debt obligations is not considered to be making "loans" for this purpose and may be entered into or purchased by the Portfolio in accordance with its investment objectives and policies.

        9.  Concentrate its investments in any particular industry, except  that
    (i) it may invest up to 25% of the value of its total assets in any particular industry, and (ii) there is no limitation with respect to investments in obligations issued or guaranteed by the United States Government or its agencies and instrumentalities, or obligations of domestic commercial banks. As to utility companies, gas, electric, water and telephone companies will be considered as separate industries. As to finance companies, the following categories will be considered as separate industries: (a) captive automobile finance companies, such as General Motors Acceptance Corp. and Ford Motor Credit Corp.; (b) captive equipment finance companies, such as Honeywell Finance Corporation and General Electric Credit Corp.; (c) captive retail finance companies, such as Macy Credit Corp. and Sears Roebuck Acceptance Corp.; (d) consumer loan companies, such as Beneficial Finance Corporation and Household Finance Corporation; (e) diversified finance companies such as CIT Financial Corp., Commercial Credit Corporation and Borg Warner Acceptance Corp.; and (f) captive oil finance companies, such as Shell Credit, Inc., Mobil Oil Credit Corp. and Texaco Financial Services, Inc.

        10. Purchase from or sell to any officer, director, or employee of Special, or its adviser or underwriter, or any of their officers or directors, any securities other than shares of Special's common stock.

        11. Make short sales, except for sales "against the box". While a short sale is made by selling a security the Portfolio does not own, a short sale is "against the box" to the extent that Cash Portfolio contemporaneously owns or has the right to obtain securities identical to those sold short at no added cost.

        12. Invest more than 5% of the value of its assets in restricted securities.

The following Cash Portfolio investment restrictions may be changed by the Board of Directors of Special (the "Board of Directors") without shareholder approval.

Cash Portfolio will not:

        1. Invest more than 5% of the value of its total assets in securities of other investment companies, except in connection with a merger, consolidation, acquisition or reorganization. (Due to restrictions imposed by the California Department of Corporations, Cash Portfolio does not currently invest in other investment companies.)

        2. Invest in a company for the purposes of exercising control or management.

        3. Buy or sell foreign exchange except as incidental to the purchase or sale of permissible foreign investments.

        4.    Invest  in  securities  which  would  expose  such  Portfolio   to
    liabilities exceeding the amount invested.

        5. Invest in interests (including partnership interests) in oil, gas, or other mineral exploration or development programs, except it may purchase or sell securities issued by corporations engaging in oil, gas, or other mineral exploration or development business.

        6. Purchase or retain the securities of any issuer if those officers and directors of Special or its investment adviser owning (including beneficial ownership) individually more than 1/2 of 1% of the securities of such issuer together own (including beneficial ownership) more than 5% of the securities of such issuer.

        7. Invest more than an aggregate of 5% of the value of its total assets in (a) restricted securities or in securities of any issuer which are not readily marketable; and (b) companies which have been in business for less than three years (except that a company will be deemed to have been in business for more than three years if such company is the subsidiary of another company which has been in business for more than three years). (Securities sold under Section 4(2) of the Securities Act of 1933 that are eligible for resale pursuant to Rule 144A under the 1933 Act that have been determined to be liquid by the Board of Directors of Special or Advisers subject to the oversight of such Board of Directors will not be considered to be "not readily marketable securities" and will not be subject to this limitation.)

        8. Invest more than 5% of its net assets in warrants, nor more than 2% of net assets in warrants not listed on the New York Stock Exchange or American Stock Exchange.

Any investment policy or restriction which involves a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the percentage occurs immediately after an acquisition of securities or utilization of assets and results therefrom. Both Portfolios' loans of portfolio securities will comply with Texas law.

--------------------------------------------------------------------------------

DIRECTORS AND EXECUTIVE OFFICERS
The names, addresses, principal occupations, and other affiliations of directors and executive officers of Special are given below:

                               POSITION WITH               PRINCIPAL OCCUPATION AND AFFILIATIONS WITH
       NAME & ADDRESS             SPECIAL               "AFFILIATED PERSONS" OR INVESTORS (PAST 5 YEARS)
----------------------------  ---------------  ------------------------------------------------------------------
James J. Cashman              Director         Sales Representative, Jostens, Inc., a producer of products and
117 Hawthorne Road                             services for the youth, education, sports award, and recognition
Hopkins, Minnesota                             markets.

Richard W. Cutting            Director         Certified public accountant and financial consultant.
137 Chapin Parkway
Buffalo, New York

Allen R. Freedman*            Director         Chairman and Chief Executive Officer of Fortis, Inc.; a Managing
Suite 5001                                     Director of Fortis International, N. V.
One World Trade Center
New York, New York

Dr. Robert M. Gavin           Director         President, Macalester College.
1600 Grand Avenue
St. Paul, Minnesota

Benjamin S. Jaffray           Director         Chairman of the Sheffield Group, Ltd., a financial consulting
4040 IDS Center                                group.
Minneapolis, Minnesota

Jean L. King                  Director         President, Communi-King, a communications consulting firm.
12 Evergreen Lane
St. Paul, Minnesota

Dean C. Kopperud*             President and    President and a Director of Advisers and Investors and Senior Vice
500 Bielenberg Drive          Director         President of Fortis Benefits Insurance Company and Time Insurance
Woodbury, Minnesota                            Company.

Edward M. Mahoney             Director         Retired; prior to December, 1994, Chairman and Chief Executive
2760 Pheasant Drive                            Officer and a Director of Advisers and Investors, Senior Vice
Excelsior, Minnesota                           President and a Director of Fortis Benefits Insurance Company, and
                                               Senior Vice President of Time Insurance Company.

Thomas R. Pellett             Director         Retired; prior to January, 1991, Senior Vice President--
731 Havenwood Circle Drive                     Administration and Corporate Affairs, Pet Incorporated, which is
Warson Woods, Missouri                         in the food products business.

Robb L. Prince                Director         Vice President and Treasurer, Jostens, Inc., a producer of
5501 Norman Center Dr.                         products and services for the youth, education, sports award, and
Minneapolis, Minnesota                         recognition markets.

Leonard J. Santow             Director         Principal, Griggs & Santow, lncorporated, economic and financial
75 Wall Street                                 consultants.
21st Floor
New York, New York

                               POSITION WITH               PRINCIPAL OCCUPATION AND AFFILIATIONS WITH
       NAME & ADDRESS             SPECIAL               "AFFILIATED PERSONS" OR INVESTORS (PAST 5 YEARS)
----------------------------  ---------------  ------------------------------------------------------------------
Joseph M. Wikler              Director         Investment consultant and private investor; prior to January,
12520 Davan Drive                              1994, Director of Research, Chief Investment Officer, Principal,
Silver Spring, Maryland                        and a Director, the Rothschild Co., Baltimore, Maryland. The
                                               Rothschild Co. is an investment advisory firm.

Stephen M. Poling             Vice President   Executive Vice President and Director of Advisers and Investors.
5500 Wayzata Boulevard
Golden Valley, Minnesota

Dennis M. Ott                 Vice President   Senior Vice President of Advisers and Investors.
5500 Wayzata Boulevard
Golden Valley, Minnesota

James S. Byrd                 Vice President   Vice President of Advisers and Investors; prior to March, 1991,
5500 Wayzata Boulevard                         Senior Vice President, Templeton Investment Counsel, Inc., Fort
Golden Valley, Minnesota                       Lauderdale, Florida.

Robert C. Lindberg            Vice President   Vice President of Advisers and Investors; prior to July, 1993,
5500 Wayzata Boulevard                         Vice President, Portfolio Manager, and Chief Securities Trader,
Golden Valley, Minnesota                       COMERICA, Inc., Detroit, Michigan. COMERICA, Inc. is a bank.

Keith R. Thomson              Vice President   Vice President of Advisers and Investors.
5500 Wayzata Boulevard
Golden Valley, Minnesota

Robert W. Beltz, Jr.          Vice President   Vice President of Advisers and Investors.
500 Bielenberg Drive
Woodbury, Minnesota

Robert J. Clancy              Vice President   Senior Vice President and a Director of Advisers and Investors and
500 Bielenberg Drive                           Senior Vice President, Investment Products of Fortis Benefits
Woodbury, Minnesota                            Insurance Company.

Thomas D. Gualdoni            Vice President   Vice President of Advisers, Investors, and Fortis Benefits
500 Bielenberg Drive                           Insurance Company.
Woodbury, Minnesota

Larry A. Medin                Vice President   Senior Vice President--Sales of Advisers and Investors; from
500 Bielenberg Drive                           August 1992 to November 1994, Senior Vice President, Western
Woodbury, Minnesota                            Divisional Officer of Colonial Investment Services, Inc., Boston,
                                               Massachusetts; from June 1991 to August 1992, Regional Vice
                                               President, Western Divisional Officer of Alliance Capital
                                               Management, New York, New York; prior to June 1991, Senior Vice
                                               President, National Sales Director, Met Life State Street
                                               Investment Services, Inc.

Jon H. Nicholson              Vice President   Vice President--Marketing and Product Development of Fortis
500 Bielenberg Drive                           Benefits Insurance Company.
Woodbury, Minnesota

John W. Norton                Vice President   Senior Vice President, General Counsel, and Secretary of Advisers
500 Bielenberg Drive                           and Investors; since January, 1993, Senior Vice President and
Woodbury, Minnesota                            General Counsel, Life and Investment Products, Fortis Benefits
                                               Insurance Company and Vice President and General Counsel, Life and
                                               Investment Products, Time Insurance Company.

                               POSITION WITH               PRINCIPAL OCCUPATION AND AFFILIATIONS WITH
       NAME & ADDRESS             SPECIAL               "AFFILIATED PERSONS" OR INVESTORS (PAST 5 YEARS)
----------------------------  ---------------  ------------------------------------------------------------------
David A. Peterson             Vice President   Vice President and Assistant General Counsel, Fortis Benefits
500 Bielenberg Drive                           Insurance Company; prior to January, 1991, Senior Vice
Woodbury, Minnesota                            President--Law, State Bond and Mortgage Company, Minneapolis,
                                               Minnesota.

Michael J. Radmer             Secretary        Partner, Dorsey & Whitney P.L.L.P., the Fund's General Counsel.
220 South Sixth Street
Minneapolis, Minnesota

Tamara L. Fagely              Treasurer        Fund Accounting Officer of Advisers and Investors.
500 Bielenberg Drive
Woodbury, Minnesota

-------------------------------------------
  * Mr. Kopperud is an "interested person" (as defined under the 1940 Act) of each Fortis fund, Advisers, and Investors primarily because he is an officer of each. Mr. Freedman is an "interested person" of each Fortis fund, Advisers, and Investors because he is Chairman and Chief Executive Officer of Fortis, Inc. ("Fortis"), the parent company of Advisers and indirect parent company of Investors, and a Managing Director of Fortis International, N. V., the parent company of Fortis.
-------------------------------------------

All of the above officers and directors, except Mr. Cashman, also are officers and/or directors of other investment companies of which Advisers is the investment adviser. No compensation is paid by the Portfolios to any of Special's officers or directors except for a fee of $100 per month, $100 per meeting attended, and $100 per applicable committee meeting attended (and reimbursement of travel expenses to attend meetings) to each director not affiliated with Advisers or Jostens. During the fiscal year ended October 31, 1994, Stock Portfolio and Cash Portfolio paid $9,900 and $4,800, respectively, to directors who were not affiliated with Advisers, Investors, or Jostens and reimbursed two such directors a total of $300 and $100, respectively, for travel expenses incurred in attending directors' meetings. Legal fees and expenses of $8,700 and $3,300, respectively, also were paid to a law firm of which Special's Secretary is a partner. As of January 31, 1995, the directors and executive officers as a group beneficially owned 1.5% and less than 1% of the outstanding shares of Stock Portfolio and Cash Portfolio, respectively. Directors Kopperud, Mahoney, Prince, King, and Jaffray are members of the Executive Committee of the Board of Directors. While the Executive Committee is authorized to act in the intervals between regular board meetings with full capacity and authority of the full Board of Directors, except as limited by law, it is expected that the Committee will act only infrequently.

INVESTMENT ADVISORY AND OTHER
SERVICES

GENERAL

Fortis Advisers, Inc. ("Advisers") has been the investment adviser and manager of Special since Special began business in 1966. Investors acts as Special's underwriter. Both act as such pursuant to written agreements periodically approved by the directors or shareholders of Special. The address of both is that of Special.

As of January 31, 1995, Advisers managed twenty-eight investment company portfolios with combined net assets of approximately $3,349,326,000, and one private account with net assets of approximately $15,389,000. Fortis Financial Group also has approximately $1.7 billion in insurance reserves. As of the same date, the investment company portfolios had an aggregate of 210,844 shareholders, including 1,495 shareholders of Special.

During the past three fiscal years ended October 31, 1994, 1993, and 1992, Stock Portfolio paid to Advisers advisory and management fees of $748,760, $699,673, and $591,243, respectively, while Cash Portfolio paid Advisers $53,979 (after $26,600 advisory fee waiver), $49,792 (after $24,896 similarly waived), and $40,939 (after $20,324 similarly waived), respectively.

CONTROL AND MANAGEMENT OF ADVISERS AND INVESTORS

Fortis owns 100% of the outstanding voting securities of Advisers, and Advisers owns all of the outstanding voting securities of Investors.

Fortis, located in New York, New York, is a wholly owned subsidiary of Fortis International, N.V., which has approximately $100 billion in assets worldwide and is in turn a wholly owned subsidiary of AMEV/VSB 1990 N.V. ("AMEV/ VSB 1990").

AMEV/VSB 1990 is a corporation organized under the laws of The Netherlands to serve as the holding company for all U.S. operations and is owned 50% by Fortis AMEV and 50% by Fortis AG. AMEV/VSB 1990 owns a group of companies active in insurance, banking and financial services, and real estate development in The Netherlands, the United States, Western Europe, Australia, and New Zealand.

Fortis AMEV is a diversified financial services company headquartered in Utrecht, The Netherlands, where its insurance operations began in 1847. Fortis AG is a diversified financial services company headquartered in Brussels, Belgium, where its insurance operations began in 1824. Fortis AMEV and Fortis AG own a group of companies (of which AMEV/VSB 1990 is one) active in insurance, banking and financial services, and real estate development in The Netherlands, Belgium, the United States, Western Europe, and the Pacific Rim.

Dean C. Kopperud is President of Advisers and Investors; Stephen M. Poling is Executive Vice President of Advisers and Investors; Robert J. Clancy, Larry A. Medin, and Dennis M. Ott are Senior Vice Presidents of Advisers and Investors; John W. Norton is Senior Vice President, General Counsel, and Secretary of Advisers and Investors; Robert W. Beltz, Jr., James S. Byrd, Thomas D. Gualdoni, Robert C. Lindberg, Lee V. Rosenblum, Kyle R. Selberg, Keith R. Thomson, and Sylvia R. Wagner are Vice Presidents of Advisers and Investors; Barbara W. Kirby, David G. Carroll, Carol M. Houghtby, and Chris J. Neuharth are 2nd Vice Presidents of Advisers and Investors; Michael D. O'Connor is Qualified Plan Officer of Advisers and Investors; Tamara L. Fagely is Fund Accounting Officer of Advisers and Investors; John E. Hite is Corporate Counsel and Assistant Secretary of Advisers and Investors; Gregory S. Swenson and Thomas E. Erickson are Assistant Secretaries of Advisers and Investors; Sharon R. Jibben is
Assistant Secretary of Advisers; and Barbara J. Wolf is Trading Officer of Advisers.

Messrs. Kopperud, Clancy, and Poling are the Directors of Advisers.

All of the above persons reside or have offices in the Minneapolis/St. Paul area.

INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT

Advisers acts as investment adviser and manager of the Fund under an Investment Advisory and Management Agreement (the "Agreement") dated January 31, 1992, which became effective the same date following shareholder approval on January 28, 1992. This Agreement was last approved by the Board of Directors (including a majority of the directors who are not parties to the contract, or interested persons of any such party) on December 8, 1994. The Agreement will terminate automatically in the event of its assignment. In addition, the Agreement is terminable at any time, without penalty, by the Board of Directors or, with respect to any particular portfolio, by vote of a majority of the outstanding voting securities of the applicable portfolio, on not more than 60 days' written notice to Advisers, and by Advisers on 60 days' notice to Special. Unless sooner terminated, the Agreement shall continue in effect for more than two years after its execution only so long as such continuance is specifically approved at least annually by either the Board of Directors or, with respect to any particular portfolio, by vote of a majority of the outstanding voting securities of the applicable portfolio, provided that in either event such continuance is also approved by the vote of a majority of the directors who are not parties to such Agreement, or interested persons of such parties, cast in person at a meeting called for the purpose of voting on such approval.

The Agreement provides for an investment advisory and management fee calculated as described in the following table. As you can see from the table, this fee decreases (as a percentage of each Portfolio's net assets) as the Portfolio grows. As of January 31, 1995, Stock Portfolio and Cash Portfolio had net assets of approximately $76,971,000 and $31,249,000, respectively.

                                                 ANNUAL
                                               INVESTMENT
                                              ADVISORY AND
                    AVERAGE NET ASSETS       MANAGEMENT FEE

Stock Portfolio     For the first $100
                         million                      1.0%
                    For the next $150
                         million                       .8%
                   For assets over $250
                         million                       .7%

Cash Portfolio      For the first $500
                         million                       .3%
                   For assets over $500
                         million                       .25%

The Agreement requires each Portfolio of Special to pay all of its expenses that are not expressly assumed by Advisers and/or Investors. These expenses include, among others, the investment advisory and management fee, the fees and expenses of directors and officers of Special who are not "affiliated persons" of Advisers, interest expenses, taxes, brokerage fees and commissions, fees and expenses of registering and qualifying

Special and its shares for distribution under Federal and state securities laws, expenses of preparing prospectuses and of printing and distributing prospectuses annually to existing shareholders, custodian charges, auditing and legal expenses, insurance expenses, association membership dues, and the expense of reports to shareholders, shareholders' meetings, and proxy solicitations.

Advisers bears the costs of acting as Special's transfer agent, registrar, and dividend agent. Advisers or Investors also shall bear all promotional expenses in connection with the distribution of the Portfolios' shares, including paying for prospectuses and shareholder reports for new shareholders, and the costs of sales literature.

Pursuant to an undertaking given to the State of California, Advisers has agreed to reimburse Special monthly for any amount by which each Portfolio's aggregate annual expenses, exclusive of taxes, brokerage commissions, and interest on borrowing exceeds 2 1/2% on the first $30,000,000 of average net assets, 2% on the next $70,000,000, and 1 1/2% on the balance. Advisers reserves the right to agree to lesser expense limitations from time to time. In the fiscal year ended October 31, 1994, Advisers was not required to make any reimbursement to Special pursuant to this limitation.

Advisers reserves the right, but shall not be obligated, to institute voluntary expense reimbursement programs which, if instituted, shall be in such amounts and based on such terms and conditions as Advisers, in its sole and absolute discretion, determines. Furthermore, Advisers reserves the absolute right to discontinue any of such reimbursement programs at any time without notice to Special.

Expenses that relate exclusively to a particular Portfolio, such as custodian charges and registration fees for shares, are charged to that Portfolio. Other expenses of Special are allocated between the Portfolios in an equitable manner as determined by officers of Special under the supervision of the Board of Directors, usually on the basis of net assets or number of accounts.

Under the Agreement, Advisers, as investment adviser to each Portfolio of Special, has the sole authority and responsibility to make and execute investment decisions for each Portfolio within the framework of Special's investment policies, subject to review by the Board of Directors. Advisers also furnishes Special with all required management services, facilities, equipment, and personnel.

Although investment decisions for each Portfolio are made independently from those of the other Portfolio or those of other funds or private accounts managed by Advisers, sometimes the same security is suitable for more than one fund or account. If and when two or more funds or accounts simultaneously purchase or sell the same security, the transactions will be allocated as to price and amount in accordance with arrangements equitable to each fund or account. The simultaneous purchase or sale of the same securities by a Portfolio and another Portfolio, funds, or accounts may have a detrimental effect on the Portfolio, as this may affect the price paid or received by the Portfolio or the size of the position obtainable by the Portfolio.

PORTFOLIO TRANSACTIONS AND ALLOCATION OF BROKERAGE

In the case of Stock Portfolio, transactions on a stock exchange in equity securities will be executed primarily through brokers that will receive a commission paid by such Portfolio. Cash Portfolio, on the other hand, will not normally incur any brokerage commissions. Fixed income securities, as well as equity securities traded in the over-the-counter market, are generally traded on a "net" basis with dealers acting as principals for their own accounts without a stated commission, although the price of the security usually includes a profit to the dealer. During the fiscal year ended October 31, 1994, Stock Portfolio
and  Cash  Portfolio   transactions  having   an  aggregate   dollar  value   of
approximately $23,840,000 and $32,362,000, respectively (excluding short-term securities), were traded in this manner. For the fiscal years ended October 31, 1994, 1993, and 1992, Stock Portfolio paid brokerage commissions of $27,921, $42,816, and $39,971, respectively. Such brokerage commissions amounted to .04%,
 .06%, and .07%, respectively, of Stock Portfolio's average net assets during such three years. The average commission rate (calculated by dividing the total dollar amount of transactions into the total dollar amount of commissions paid) paid by Stock Portfolio for the fiscal year ended October 31, 1994 was .28%.

Advisers selects and (where applicable) negotiates commissions with the broker-dealers who execute the transactions for Portfolios. The primary criterion for the selection of a broker-dealer is the ability of the broker-dealer, in the opinion of Advisers, to secure prompt execution of the transactions on favorable terms, including the reasonableness of the commission and considering the state of the market at the time. When consistent with these objectives, business may be placed with broker-dealers who furnish investment research services to

Advisers. Such research services include advice, both directly and in writing, as to the value of securities; the advisability of investing in, purchasing, or selling securities; and the availability of securities, or purchasers or sellers of securities; as well as analyses and reports concerning issues, industries, securities, economic factors and trends, portfolio strategy, and the performance of accounts. This allows Advisers to supplement its own investment research activities and enables Advisers to obtain the views and information of individuals and research staffs of many different securities research firms prior to making investment decisions for the Portfolios. To the extent such commissions are directed to these other broker-dealers who furnish research services to Advisers, Advisers receives a benefit, not capable of evaluation in dollar amounts, without providing any direct monetary benefit to the Portfolios from these commissions. Advisers believes that most research services obtained by it generally benefit several or all of the investment companies and private accounts which it manages, as opposed to solely benefiting one specific managed fund or account. Normally, research services obtained through managed funds or accounts investing in common stocks would primarily benefit the managed funds or accounts which invest in common stock; similarly, services obtained from transactions in fixed income securities would normally be of greater benefit to the managed funds or accounts which invest in debt securities.

Advisers has not entered into any formal or informal agreements with any broker-dealers, nor does it maintain any "formula" which must be followed in connection with the placement of Special Portfolio transactions in exchange for research services provided Advisers, except as noted below. However, Advisers does maintain an informal list of broker-dealers, which is used from time to time as a general guide in the placement of Special Portfolio business, in order to encourage certain broker-dealers to provide Advisers with research services which Advisers anticipates will be useful to it. Because the list is merely a general guide, which is to be used only after the primary criterion for the selection of broker-dealers (discussed above) has been met, substantial deviations from the list are permissible and may be expected to occur. Advisers will authorize Special to pay an amount of commission for effecting a securities transaction in excess of the amount of commission another broker-dealer would have charged only if Advisers determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage and research services provided by such broker-dealer, viewed in terms of either that particular transaction or Advisers' overall responsibilities with respect to the accounts as to which Advisers exercises investment discretion. Generally, Special pays higher commissions than the lowest rates available.

Stock Portfolio paid $27,921 in commissions (in connection with transactions having an aggregate value of approximately $10,043,162) during the fiscal year ended October 31, 1994. Of this amount, virtually all was paid to broker-dealers who furnished investment research to Advisers, as outlined above.

Special will not effect any brokerage transactions in its portfolio securities with any broker-dealer affiliated directly or indirectly with Advisers, unless such transactions, including the frequency thereof, the receipt of commissions payable in connection therewith, and the selection of the affiliated broker-dealer effecting such transactions are not unfair or unreasonable to the shareholders of the Portfolios. No commissions were paid to any affiliate of Advisers during the fiscal years ended October 31, 1994, 1993, and 1992.

The Portfolios' acquisition during the fiscal year ended October 31, 1994, of securities of its regular brokers or dealers or of the parent of those brokers or dealers that derive more than fifteen percent of their gross revenue from securities-related activities is presented below:

                                STOCK PORTFOLIO

                                          VALUE OF
                                      SECURITIES OWNED
NAME OF ISSUER                        AT END OF PERIOD
------------------------------------  ----------------
First Bank (N.A.)                       $  3,304,000
Goldman Sachs & Co.                          706,000

                                 CASH PORTFOLIO

                                          VALUE OF
                                      SECURITIES OWNED
NAME OF ISSUER                        AT END OF PERIOD
------------------------------------  ----------------
Ford Motor Credit Corp.                  $  976,109
Merrill Lynch & Co.                      $  750,000
Morgan Stanley & Co., Inc.                  501,340
Goldman, Sachs & Co.                        496,000
First Bank (N.A.)                           181,000

CAPITAL STOCK

Each Portfolio's shares have a par value of $.01 per share and equal rights to share in dividends and assets. The shares possess no preemptive or conversion rights.

On January 31, 1995, Special had 5,648,251 shares outstanding. 2,340,564 of such shares were shares of Stock Portfolio, and 3,307,687 were shares of Cash
Portfolio. On that date, no person owned of record or, to Special's knowledge, beneficially, as much as 5% of the outstanding shares of either Portfolio, except Fortis, Inc. Profit Sharing Trust, Suite 501, One World Trade Center, New York, N.Y., which was the record owner of 58.0% and 97.4% of the outstanding shares of Stock Portfolio and Cash Portfolio, respectively.

Under Special's Articles of Incorporation, the Board of Directors is authorized to create new portfolios, each issuing its own series of shares, in addition to the Portfolios without the approval of the shareholders of the Portfolios. Each share will have a pro rata interest in the assets of the portfolios to which the shares of that series relates, and will have no interest in the assets of any other Special portfolio. In the event of liquidation, each share of a Special portfolio would have the same rights to dividends and assets as every other share of that portfolio.

Each share of a Portfolio has one vote (with proportionate voting for fractional shares) irrespective of the relative net asset value of the Portfolios' shares. On some issues, such as the election of directors, all shares of Special vote together as one series. Cumulative voting is not authorized. This means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so, and, in such event, the holders of the remaining shares will be unable to elect any directors.

On an issue affecting only a particular Portfolio, the shares of the affected Portfolio vote as a separate series. An example of such an issue would be a fundamental investment restriction pertaining to only one Portfolio. In voting on the Agreement, approval of the Agreement by the shareholders of a particular Portfolio would make the Agreement effective as to that Portfolio whether or not it had been approved by the shareholders of the other Portfolio.

Special is not required under Minnesota law to hold annual or periodically scheduled regular meetings of shareholders. Minnesota corporation law provides for the Board of Directors to convene shareholder meetings when it deems appropriate. In addition, if a regular meeting of shareholders has not been held during the immediately preceding fifteen months, a shareholder or shareholders holding three percent or more of the voting shares of Special may demand a regular meeting of shareholders by written notice of demand given to the chief executive officer or the chief financial officer of Special. Within ninety days after receipt of the demand, a regular meeting of shareholders must be held at Special's expense. Additionally, the 1940 Act requires shareholder votes for all amendments to fundamental investment policies and restrictions and for all investment advisory contracts and amendments thereto.

COMPUTATION OF NET ASSET VALUE AND PRICING

On October 31, 1994, the Portfolios' net asset values per share was calculated as follows:

                         STOCK PORTFOLIO
Net Assets ($75,465,072)
Shares Outstanding              =      Net Asset Value Per Share
(2,223,555)                            ($33.94)

                          CASH PORTFOLIO
Net Assets ($27,570,518)
Shares Outstanding              =      Net Asset Value Per Share
(2,913,263)                            ($9.46)

The primary close of trading of the New York Stock Exchange (the "Exchange") is 3:00 P.M. (Central Time), but this time may be changed. The offering price for purchase orders received in the office of Special after the beginning of each day the Exchange is open for trading is based on net asset value determined as of the primary closing time for business on the Exchange that day; the price in effect for orders received after such close is based on the net asset value as of such close of the Exchange on the next day the Exchange is open for trading.

Generally, the net asset value of each Portfolio's shares is determined on each day on which the Exchange is open for business. The Exchange is not open for business on the following holidays (nor on the nearest Monday or Friday if the holiday falls on a weekend): New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. Additionally, net asset value need not be determined (i) on days on which changes in the value of the portfolio securities will not materially affect the current net asset value of the Portfolio's shares; or (ii) on days during which no such Portfolio's shares are tendered for redemption and no orders to purchase or sell such Portfolio's shares are received by Special.

SPECIAL PURCHASE PLANS

Special offers several special purchase plans. Additional information regarding the plans is as follows:

TAX SHELTERED RETIREMENT PLANS

IRAS AND KEOGH PLANS. Individual taxpayers can defer taxes on current income by investing in Keogh Plans or

Individual Retirement Accounts (IRAs) for retirement. You can qualify for a Keogh Plan if you are self-employed. lRAs may be opened by anyone who has earned compensation for services rendered. If you are interested in one of these accounts, contact Investors for copies of our plans. You should check with your tax adviser before investing.

Under current Federal tax law, IRA depositors generally may contribute 100% of their earned income up to a maximum of $2,000 (including sales charge). Contributions up to $2,250 (including sales charge) can be made to IRA accounts for an individual and a nonemployed spouse. All shareholders who, along with their spouse, are not active participants in an employer sponsored retirement plan or who have adjusted gross income below a specified level can deduct such contributions (there is a partial deduction for higher income levels up to a specified amount) from taxable income so that taxes are put off until retirement, when reduced overall income and added deductions may result in a lower tax rate. There are penalty taxes for withdrawing this retirement money before reaching age 59 1/2 (unless the investor dies, is disabled, or withdraws equal installments over a lifetime). In addition, there are penalties on insufficient payouts after age 70 1/2, excess contributions, and excess distributions.

Special may advertise the number or percentage of its shareholders, or the amount or percentage of its assets, which are invested in retirement accounts or in any particular type of retirement account. Such figures also may be given on an aggregate basis for all of the funds managed by Advisers. Any retirement plan numbers may be compared to appropriate industry averages.

TAX SAVINGS AND YOUR IRA--A FULLY TAXABLE INVESTMENT COMPARED TO AN INVESTMENT THROUGH AN IRA

The following table shows the yield on an investment of $2,000 made at the beginning of each year for a period of 10 years and a period of 20 years. For illustrative purposes only, the table assumes an annual rate of return of 8%.

                FULLY        FULLY      PARTIALLY
               TAXABLE    DEDUCTIBLE   DEDUCTIBLE   NON-DEDUCTIBLE
             INVESTMENT      IRA*         IRA**         IRA***
             -----------  -----------  -----------  ---------------
10 years -    $  24,799    $  31,291    $  28,944      $  26,597
 15%
 Federal
 tax
 bracket

10 years -    $  19,785    $  31,291    $  26,910      $  22,530
 28%
 Federal
 tax
 bracket

10 years -    $  18,702    $  31,291    $  26,441      $  21,591
 31%
 Federal
 tax
 bracket

10 years -    $  16,957    $  31,291    $  25,659      $  20,026
 36%
 Federal
 tax
 bracket

10 years -    $  15,744    $  31,291    $  25,095      $  18,900
 39.6%
 Federal
 tax
 bracket

20 years -    $  72,515    $  98,846    $  91,432      $  84,019
 15%
 Federal
 tax
 bracket

20 years -    $  54,236    $  98,846    $  85,007      $  71,169
 28%
 Federal
 tax
 bracket

20 years -    $  50,526    $  98,846    $  83,525      $  68,204
 31%
 Federal
 tax
 bracket

20 years -    $  44,722    $  98,846    $  81,054      $  63,261
 36%
 Federal
 tax
 bracket

20 years -    $  40,820    $  98,846    $  79,274      $  59,703
 39.6%
 Federal
 tax
 bracket

------------------------
* This column assumes that the entire $2,000 contribution each year is tax deductible. Tax on income earned on the IRA is deferred.
** This  column assumes that only $1,000 of the $2,000 contribution each year is tax deductible. Tax on income earned in the IRA is deferred.
*** This column assumes that none of the $2,000 contribution each year is tax deductible. Tax on income earned in the IRA is deferred.

The 15% Federal income tax rate applies to taxable income up to and including $39,000 for married couples filing jointly and $23,350 for unmarried individuals. The 28% Federal income tax rate applies to taxable income from $39,000 to $94,250 for married couples filing jointly and to taxable income from $23,250 to $56,550 for unmarried individuals. The 31% Federal income tax rate applies to taxable income from $94,250 to $143,600 for married couples filing jointly and to taxable income from $56,550 to $117,950 for unmarried individuals. The 36% Federal income tax rate applies to taxable income from $143,600 to $256,500 for married couples filing jointly and to taxable income from $117,950 to $256,500 for unmarried individuals. The 39.6% Federal income tax rate applies to taxable income above $256,500 for married couples filing jointly and to taxable income above $256,500 for unmarried individuals. (Although the above table reflects the nominal Federal tax rates, the effective Federal tax rates exceed those rates for certain taxpayers because of the phase-out of personal exemptions and the partial disallowance of itemized deductions for taxpayers above certain income levels.)

The table reflects only Federal income tax rates, and not any state or local income taxes.

-------------------------------------------

If you change your mind about opening your IRA, you generally have seven days after receipt of notification within which to cancel your account. To do this, you must send a written cancellation to Investors (at its mailing address listed on the cover page) within that seven day period. If you cancel within seven days, any amounts invested will be returned to you, together with any sales charge. If your investment has declined, Investors will make up the difference so that you receive the full amount invested.

PENSION; PROFIT-SHARING; IRA; 403(B). Tax qualified retirement plans also are available, including pension and profit-sharing plans, IRA's, and Section 403(b) salary reduction arrangements. The Section 403(b) salary reduction arrangement is principally for employees of state and municipal school systems and employees of many types of tax-exempt or nonprofit organizations. Persons desiring information about such Plans, including their availability, should contact Investors. All the Retirement Plans summarized above involve a long-term commitment of assets and are subject to various legal requirements and restrictions. The legal and tax implications may vary according to the circumstances of the individual investor. Therefore, the investor is urged to consult with an attorney or tax adviser prior to establishing such a plan.

TAX-QUALIFIED PLAN CUSTODIANS AND TRUSTEES. Current fees: IRA and 403(b)--$10 annually; Keogh or small group corporate plan--$15 initial fee plus $30 annually (plus $5 annually per participant account and a per participant account termination fee of $25). First Trust National Association is the Custodian under the IRA and 403(b) plans. If a shareholder pays custodial fees by separate check, they will not be deducted from his or her account and will not constitute excess contributions. First Trust National Association also acts as Trustee under the Keogh and small group corporate plans. The bank reserves the right to change its fees on 30 days' prior written notice.

WITHHOLDING. Distributions from accounts for tax qualified plans are subject to tax withholding unless: (a) the payee elects to have no withholding and is permitted to do so under Federal law; or (b) payment is made to an exempt person (normally the plan trustee in his or her capacity as plan trustee). Any payee electing to have no withholding must do so in writing, and must do so at or before the time that payment is made. A payee is not permitted to elect no withholding if he or she is subject to mandatory backup withholding under Federal law for failure to provide his or her tax identification number or for failure to report all dividend or interest payments. Payees from 403(b) and corporate or Keogh accounts also are not permitted to elect out of withholding except as regards systematic partial withdrawals extending over 10 or more years.

For IRAs, the withholding amount is 10% of the amount withdrawn. For corporate, Keogh, and 403(b) plans, the withholding amount is as follows:

Total withdrawals  20%    of   the   amount
or unscheduled     withdrawn;
partial
withdrawals or
systematic
partial with-
drawals for less
than a 10 year
period--

Other systematic   amount   determined   by
partial            wage  withholding tables
withdrawals--      and your completed
                   withholding allowance
                   election (or if none, is
                   submitted based  on  the
                   presumption that you are
                   a   married   individual
                   claiming three withhold-
                   ing allowances (no
                   withholding if
                   withdrawals do not
                   exceed $10,600 per
                   year);

Withholding for non-resident aliens is subject to special rules. When payment is made to a plan trustee, Advisers assumes no responsibility for withholding. Subsequent payment by the trustee to other payees may require withholding. Such withholding is the responsibility of the plan trustee or of the plan administrator.

Any amounts withheld may be applied as a credit against Federal tax subsequently due.

GIFTS OR TRANSFERS TO MINOR CHILDREN

This gift or transfer is registered in the name of the custodian for a minor under the Uniform Gifts to Minors Act (in some states the Uniform Transfers to Minors Act). Dividends or capital gains distributions are taxed to the child, whose tax bracket is usually lower than the adult's. However, if the child is under 14 years old and his or her unearned income is more than $1,200 per year, then that portion of the child's income which exceeds $1,200 per year will be taxed to the child at the parents' top rate. Control of the shares passes to the child upon reaching a specified adult age (either 18 or 21 years in most states).

SYSTEMATIC INVESTMENT PLAN

Special provides a convenient, voluntary method of purchasing shares in the Fund through its "Systematic Investment Plan."

The principal purposes of the Plan are to encourage thrift by enabling you to make regular purchases in amounts less than normally required, and to employ the principle of dollar cost averaging, described below.

By acquiring shares on a regular basis pursuant to a Systematic Investment Plan, or investing regularly on any other systematic plan, the investor takes advantage of the principle of dollar cost averaging. Under dollar cost averaging, if a constant amount is invested at regular intervals at varying price levels, the average cost of all the shares will be lower than the average of the price levels. This is because the same fixed number of dollars buys more shares when price levels are low and fewer shares when price levels are high. It is essential that the investor consider his or her financial ability to continue this investment program during times of market decline as well as market rise. The principle of dollar cost averaging will not protect against loss in a declining market, as a loss will result if the plan is discontinued when the market value is less than cost.

An investor has no obligation to invest regularly or to continue the Plan, which may be terminated by the investor at any time without penalty. Under the Plan, any distributions of income and realized capital gains will be reinvested in additional shares at net asset value unless a shareholder instructs Investors in writing to pay them in cash. Investors reserves the right to increase or decrease the amount required to open and continue a Plan, and to terminate any Plan after one year if the value of the amount invested is less than the amount indicated.

REDEMPTION

The obligation of Special to redeem its shares when called upon to do so by the shareholder is mandatory with certain exceptions. Special will pay in cash all redemption requests by any shareholder of record, limited in amount during any 90-day period to the lesser of $250,000 or 1% of the net asset value of the Portfolio at the beginning of such period. When redemption requests exceed such amount, however, Special reserves the right to make part or all of the payment in the form of securities or other assets of the Portfolio. An example of when this might be done is in case of emergency, such as in those situations enumerated in the following paragraph, or at any time a cash distribution would impair the liquidity of the Portfolio to the detriment of the existing shareholders. Any securities being so distributed would be valued in the same manner as the portfolio of the Portfolio is valued. If the recipient sold such securities, he or she probably would incur brokerage charges.

Redemption of shares, or payment, may be suspended at times (a) when the Exchange is closed for other than customary weekend or holiday closings, (b) when trading on said Exchange is restricted, (c) when an emergency exists, as a result of which disposal by Special of securities owned by it is not reasonably practicable, or it is not reasonably practicable for Special fairly to determine the value of its net assets, or during any other period when the Securities and Exchange Commission, by order, so permits; provided that applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions prescribed in (b) or (c) exist.

The Exchange is not open for business on the following holidays (nor on the nearest Monday or Friday if the holiday falls on a weekend), on which the Fund will not redeem shares: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

There is no charge for redemption, nor does Special contemplate establishing a charge, although it has the right to do so. In the event a charge were established, it would apply only to persons who became shareholders after such charge was implemented, and it would not, in any event, exceed 1% of the net asset value of the shares redeemed. Should further public sales ever be discontinued, Special may deduct a proportionate share of the cost of liquidating assets from the asset value of the shares being redeemed, in order to protect the equity of the other shareholders.

SYSTEMATIC WITHDRAWAL PLAN

An investor may open a "Systematic Withdrawal Plan" providing for withdrawals of $50 or more per quarter, semiannually, or annually if he or she has made a minimum investment in Special shares of $4,000 ($50 or more per month if at least $10,000 has been invested), or has acquired and deposited shares having either an original cost, or current value equal to the appropriate amount. The minimum amount which may be withdrawn of $50 per month is a minimum only, and should not be considered a recommendation.

These payments may constitute return of capital, and it should be understood that they do not represent a yield or return on investment and that they may deplete or eliminate the investment. The shareholder cannot be assured of receiving payment for any specific period because payments will terminate when all shares have been redeemed. The number of such payments will depend on the amount of each payment, the frequency of each payment, and the increase (or decrease) in value of the remaining shares.

The Plan is voluntary, flexible, and under the shareholder's control and direction at all times, and does not limit or alter his or her right to redeem shares. The Plan may be terminated in writing at any time by either the shareholder or Special. The cost of operating the Plan is borne by Advisers. The redemption of Fund shares pursuant to the Plan is a taxable event to the shareholder.

TAXATION

Under the Internal Revenue Code of 1986, as amended (the "Code"), each Portfolio offered through Special is treated as a separate entity for federal tax purposes. Therefore, each Portfolio is treated separately in determining whether it qualifies as a regulated investment company and for purposes of determining the net ordinary income (or loss), net realized capital gains (or losses), and distributions necessary to relieve each Portfolio of any federal income tax liability.

Each Portfolio qualified in the fiscal year ended October 31, 1994, and intends to continue to qualify, as a regulated investment company under the Code. As long as each Portfolio so qualifies, the Portfolio is not taxed on the income it distributes to its shareholders.

For individuals in taxable year 1995, long-term capital gains are subject to a maximum tax rate of 28%, while ordinary income is subject to a maximum rate of 39.6% (for taxable income in excess of $256,500). (The maximum effective tax rate may be in excess of 39.6%, resulting from a combination of the nominal tax rate and a phase-out of personal exemptions and a partial disallowance of itemized deductions for individuals with taxable incomes above certain levels.)

Gain or loss realized upon the sale of shares in Special will be treated as capital gain or loss, provided that the shares represented a capital asset in the hands of the shareholder. Such gain or loss will be long-term capital gain or loss if the shares were held for more than one year.

Under the Code, each Portfolio is subject to a nondeductible excise tax for each calendar year equal to 4 percent of the excess, if any, of the amount required to be distributed over the amount distributed. However, the excise tax does not apply to any income on which Special pays income tax. In order to avoid the imposition of the excise tax, each Portfolio generally must declare dividends by the end of a calendar year representing at least 98 percent of the Portfolio's ordinary income for the calendar year and 98 percent of its capital gain net income (both long-term and short-term capital gains) for the 12-month period ending October 31 of the calendar year.

As a result of their foreign investments, the Portfolios may incur foreign tax liability, which will reduce the amount of income available for distribution. The Portfolios' shareholders will not be able to claim a foreign tax credit for the foreign taxes paid by the Portfolios.

Pursuant to a special provision in the Code, if Portfolio shares with respect to which a long-term capital gain distribution has been made are held for six months or less, any loss on the sale or other disposition of such shares will be a long-term capital loss to the extent of such long-term capital gain distribution, unless such sale or other disposition is pursuant to a Systematic Withdrawal Plan.

To the extent paid from "qualifying dividends" paid by a domestic corporation, distributions made by Stock Portfolio to corporate shareholders will qualify for the 70% dividends received deduction.

Under the Code, Special is required to withhold and remit to the U.S. Treasury 31% of dividend and capital gain income on the accounts of certain shareholders who fail to provide a correct tax identification number, fail to certify that they are not subject to backup withholding, or are subject to backup withholding for some other reason.

For Federal income tax purposes Cash Portfolio had a capital loss carryover of $1,062,702 at October 31, 1994, which if not offset by subsequent capital gains will expire as follows:

1998.......................  $  24,614
1999.......................  $  66,680
2000.......................  $  70,929
2001.......................  $ 167,389
2002.......................  $ 733,090

It is unlikely the Board of Directors will authorize a distribution of any realized gains until the available capital loss carryover has been offset or expires.

The foregoing is a general discussion of the Federal income tax consequences of an investment in Special as of the date of this Statement of Additional Information. Distributions from net investment income and from net realized capital gains may also be subject to state and local taxes. Shareholders are urged to consult their own tax advisers regarding specific questions as to Federal, state, or local taxes.

UNDERWRITER

On December 8, 1994, the Board of Directors (including a majority of the directors who are not parties to the contract, or interested persons of any such party) last approved the Underwriting Agreement with Investors dated January 31, 1992, which became effective January 31, 1992. This Underwriting Agreement may be terminated by Special or Investors at any time by the giving of 60 days' written notice, and terminates automatically in the event of its assignment. Unless sooner terminated, the Underwriting Agreement shall continue in effect for more than two years after its execution only so long as such continuance is also approved by the vote of a majority of the directors who are not parties to such Underwriting Agreement, or interested persons of such parties, cast in person at a meeting called for the purpose of voting on such approval.

The Underwriting Agreement requires Investors or Advisers to pay all promotional expenses in connection with the distribution of the Portfolios' shares, including paying for printing and distributing prospectuses and shareholder reports to new shareholders, and the costs of sales literature.

In the Underwriting Agreement, Investors undertakes to indemnify Special against all costs of litigation and other legal proceedings, and against any liability incurred by or imposed upon Special in any way arising out of or in connection with the sale or distribution of the Portfolios' shares, except to the extent that such liability is the result of information which was obtainable by Investors only from persons affiliated with Special but not with Investors.

PERFORMANCE

$1,000 SINGLE INVESTMENT

                  VALUE OF                                   STOCK PORTFOLIO
                   INITIAL                REINVESTED
  YEAR ENDED       $1,000                CAPITAL GAINS                                              TOTAL
    DECEM-         INVEST-                  DISTRI-                  REINVESTED                  CUMULATIVE     % YEARLY
    BER 31,        MENT($)        +       BUTIONS($)        +       DIVIDENDS($)        =         VALUE($)       CHANGE
          85          1,376                        0                         16                       1,392         +39.2
          86          1,560                       88                         28                       1,676         +20.4
          87          1,092                      478                         20                       1,590          -5.1
          88          1,174                      517                         23                       1,714          +7.8
          89          1,545                      844                         34                       2,423         +41.4
          90          1,356                      901                         64                       2,321          -4.2
          91          2,219                    1,566                        108                       3,893         +67.7
          92          2,184                    1,702                        110                       3,996          +2.6
          93          2,274                    2,016                        114                       4,404         +10.2
          94          2,098                    1,884                        105                       4,087          -7.2
                                           CUMULATIVE TOTAL RETURN                             Last 5 Years         +68.7
                                                                                               Last 10 Years       +308.7

                          S&P 500                       DJIA
  YEAR ENDED          TOTAL                       TOTAL
    DECEM-         CUMULATIVE     % YEARLY     CUMULATIVE     % YEARLY
    BER 31,         VALUE($)       CHANGE       VALUE($)       CHANGE
          85            1,322         +32.2         1,335         +33.5
          86            1,566         +18.5         1,698         +27.2
          87            1,648          +5.2         1,792          +5.5
          88            1,925         +16.8         2,083         +16.2
          89            2,531         +31.5         2,754         +32.2
          90            2,450          -3.2         2,739          -0.5
          91            3,199         +30.6         3,405         +24.3
          92            3,444          +7.7         3,656          +7.4
          93            3,788         +10.0         4,277         +17.0
          94            3,836          +1.3         4,496          +5.1
                    -- -- --          +51.6     -- -- --          +63.3
                    -- -- --         +283.6     -- -- --         +349.6

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

             MOST RECENT:                 1 YEAR     2 YEARS     3 YEARS     4 YEARS     5 YEARS     6 YEARS     7 YEARS
Stock Portfolio                              -7.19        1.14        1.64       15.20       11.02       15.59       14.44
S&P 500                                       1.25        5.53        6.24       11.85        8.67       12.18       12.83
DJIA                                          5.12       10.90        9.70       13.19       10.30       13.68       14.04

             MOST RECENT:                8 YEARS     9 YEARS     10 YEARS
Stock Portfolio                              11.79       12.71      15.12
S&P 500                                      11.85       12.57      14.39
DJIA                                         12.94       14.44      16.22

$2,000 ANNUAL INVESTMENTS

                                       VALUE OF                      STOCK PORTFOLIO
                                        ANNUAL                 REINVESTED
  YEAR ENDED                            $2,000                CAPITAL GAINS
    DECEM-           CUMULATIVE         INVEST-                  DISTRI-                   REINVESTED
    BER 31,         INVESTMENT($)      MENTS($)        +       BUTIONS($)        +        DIVIDENDS($)         =
          85          $   2,000            2,752                        0                          32
          86              4,000            5,386                      303                          71
          87              6,000            5,173                    2,141                          50
          88              8,000            7,710                    2,318                          63
          89             10,000           12,779                    4,208                         108
          90             12,000           12,968                    4,958                         362
          91             14,000           24,494                    8,906                         628
          92             16,000           26,081                   10,256                         651
          93             18,000           29,229                   13,062                         677
          94             20,000           28,819                   12,294                         625

  YEAR ENDED          TOTAL        S&P 500 TOTAL     DJIA TOTAL
    DECEM-         CUMULATIVE       CUMULATIVE       CUMULATIVE
    BER 31,         VALUE($)         VALUE($)         VALUE($)
          85            2,784            2,643            2,670
          86            5,760            5,501            5,939
          87            7,364            7,893            8,380
          88           10,091           11,556           12,063
          89           17,095           17,825           18,594
          90           18,288           19,196           20,483
          91           34,028           27,671           27,953
          92           36,988           31,946           32,155
          93           42,968           37,339           39,959
          94           41,738           39,829           44,108

                          AVERAGE ANNUAL TOTAL RETURN
           (Percentages based upon the above hypothetical investment)

             MOST RECENT:                 1 YEAR       2 YEARS      3 YEARS      4 YEARS      5 YEARS      6 YEARS      7 YEARS
Stock Portfolio                               -7.19        -1.64         0.02         7.10         8.61        11.17        12.23
S&P 500                                        1.25         4.14         5.23         8.20         8.38         9.70        10.69
DJIA                                           5.12         9.09         9.42        11.12        10.81        11.82        12.54

             MOST RECENT:                 8 YEARS      9 YEARS     10 YEARS
Stock Portfolio                               12.11        12.27       13.05
S&P 500                                       11.02        11.44       12.23
DJIA                                          12.65        13.15       14.01

Cumulative total return is the increase in value of a hypothetical $1,000 investment made at the beginning of the advertised period. It may be expressed in terms of dollars or percentage. Average annual total return is the annual compounded rate of return based upon the same hypothetical investment. Systematic investment plan cumulative total return and systematic investment plan average annual total return are similar except that $2,000 annual investments are assumed (at the beginning of each year). The above tables each assume quarterly reinvestment of all dividend and capital gains distributions (for the Standard & Poor's 500 Stock Index ("S&P 500") and Dow Jones Industrial Average ("DJIA") as well as the Fund). Both indices consist of unmanaged groups of com-

mon stocks. In the first two tables, had dividends and capital gains distributions been taken in cash, with no shares being acquired through reinvestment, the cash payments for the period would have been $988 for capital gains distributions and $51 for income dividends, and the value of the shares as of December 31, 1994, would have been $2,098. All figures are based upon historical earnings and are not intended to indicate future performance. Investment return and share value fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. No adjustment has been made for a shareholder's income tax liability on dividends or capital gains.

Cumulative total return is computed by finding the cumulative compounded rate of return over the period indicated in the advertisement that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                                   ERV-P
   CTR         =          (          P          )         100

Where:     CTR                =  Cumulative total
                                 return
           ERV                =  ending
                                 redeemable value
                                 at the end of
                                 the period of a
                                 hypothetical
                                 $1,000 payment
                                 made at the
                                 beginning of
                                 such period; and
           P                  =  initial payment
                                 of $1,000

This calculation assumes all dividends and capital gain distributions are reinvested on the appropriate reinvestment dates as described in the Prospectus and includes all recurring fees, such as investment advisory and management fees, charged to all shareholder accounts.

Average annual total return figures are computed by finding the average annual compounded rates of return over the periods indicated in the advertisement that would equate the initial amount invested to the ending redeemable value, according to the following formula:

P(1+T)n        =         ERV

Where:     P                  =  a hypothetical
                                 initial payment
                                 of $1,000
           T                  =  average annual
                                 total return;
           n                  =  number of
                                 years; and
           ERV                =  ending
                                 redeemable
                                 value at the
                                 end of the
                                 period of a
                                 hypothetical
                                 $1,000 payment
                                 made at the
                                 beginning of
                                 such period.

This calculation assumes all dividends and capital gains distributions are reinvested on the appropriate reinvestment dates as described in the Prospectus, and includes all recurring fees, such as investment advisory and management fees, charged to all shareholder accounts.

The systematic investment plan average annual total return (for hypothetical investments of $2,000 at the beginning of each year) is computed by finding the average annual compounded rate of return over the periods indicated in the advertisement that would equate the periodic payment amount invested to the ending redeemable value according to the following formula:

                  (1+T)n - 1
ERV = PMT (1+T)        T

Where:     ERV                =  ending redeemable
                                 value at the end of
                                 the period of
                                 hypothetical
                                 investments of
                                 $2,000 made at the
                                 beginning of each
                                 year;
           PMT                =  Periodic payment
                                 ($2,000);
           T                  =  Average annual
                                 total return; and
           n                  =  number of years.

This calculation assumes all dividends and capital gains distributions are reinvested on the appropriate reinvestment dates as described in the Prospectus, and includes all recurring fees, such as investment advisory and management fees, charged to all shareholder accounts.

As noted in the Prospectus, the Fund may advertise its relative performance as compiled by outside organizations or refer to publications which have mentioned its performance.

Following is a list of ratings services which may be referred to, along with the category in which the Fund is included.

RATINGS SERVICE            CATEGORY
-------------------------  ----------------------
Lipper Analytical
 Services, Inc.            capital appreciation
                           long term
Wiesenberger Investment     growth/income
 Companies Services         secondary
Johnson's Charts           long term growth
CDA Technologies, Inc.     aggressive growth
Morningstar Publications,
 Inc.                      growth

Following is a list of the publications whose articles may be referred to:

AMERICAN BANKER (The)
AP-DOW Jones News Service
ASSOCIATED PRESS (The)
BARRON'S
BETTER INVESTING
BOARDROOM REPORTS
BOND BUYER & CREDIT MARKETS (The)
BOND BUYER (The)
BONDWEEK
BUSINESS MONTH
BUSINESS WEEK
CABLE NEWS NETWORK
CASHFLOW MAGAZINE
CFO
CHICAGO TRIBUNE (The)
CHRISTIAN SCIENCE MONITOR
CITY BUSINESS/CORPORATE REPORT
CITYBUSINESS PUBLICATIONS
COMMERCIAL & FINANCIAL CHRONICLE
CONSUMER GUIDE
CORPORATE FINANCE
DALLAS MORNING NEWS
DOLLARS & SENSE
DOW-JONES NEWS SERVICE
ECONOMIST (The)
EQUITY INTERNATIONAL
EUROMONEY
FINANCIAL EXECUTIVE
FINANCIAL PLANNING
FINANCIAL SERVICES WEEK
FINANCIAL TIMES
FINANCIAL WORLD
FORBES
FORTUNE
FUTURES
GLOBAL FINANCE
GLOBAL INVESTOR
INDUSTRY WEEK
INSTITUTIONAL INVESTOR
INTERNATIONAL HERALD TRIBUNE
INVESTMENT DEALER'S DIGEST
INVESTOR'S BUSINESS DAILY
KIPLINGER PERSONAL FINANCE
KIPLINGER CALIF. LETTER (The)
KIPLINGER FLORIDA LETTER
KIPLINGER TEXAS LETTER
KIPLINGER WASHINGTON LETTER (The)
KNIGHT/RIDDER FINANCIAL
LA TIMES
LIPPER ANALYTICAL SERVICES
MARKET CHRONICLE
MINNEAPOLIS STAR TRIBUNE
MONEY
MONEY MANAGEMENT LETTER
MOODY'S INVESTORS SERVICE, INC.
NATIONAL THRIFT NEWS
NATIONAL UNDERWRITER
NELSON'S RESEARCH MONTHLY
NEW YORK DAILY NEWS
NEW YORK NEWSDAY
NEW YORK TIMES (The)
NEWSWEEK
NIGHTLY BUSINESS REPORT (The)
PENSION WORLD
PENSIONS & INVESTMENT AGE
PERSONAL INVESTOR
PORTFOLIO LETTER
REGISTERED REPRESENTATIVE
RUETERS
SECURITIES PRODUCT NEWS
SECURITIES WEEK
SECURITY TRADERS HANDBOOK
SAINT PAUL PIONEER PRESS
STANDARD & POOR'S CORPORATION
STANGER'S INVESTMENT ADVISOR
STANGER'S SELLING MUTUAL FUNDS
STOCK MARKET MAGAZINE (The)
TIME
TRUSTS & ESTATES
U.S. NEWS & WORLD REPORT
UNITED PRESS INTERNATIONAL
USA TODAY
WALL STREET JOURNAL (The)
WASHINGTON POST (The)
FORTIS BENEFITS INSURANCE COMPANY
WOODBURY BULLETIN
WIESENBERGER INVESTMENT COMPANIES
  SERVICES

FINANCIAL STATEMENTS

The financial statements included as part of Special's 1994 Annual Report to Shareholders, filed with the Securities and Exchange Commission in December, 1994, are incorporated herein by reference. The Annual Report accompanies this Statement of Additional Information.

CUSTODIAN; COUNSEL; ACCOUNTANTS

Norwest Bank Minnesota N.A., Norwest Center, Sixth and Marquette, Minneapolis, MN 55479 acts as custodian of Special's assets and portfolio securities; Dorsey & Whitney P.L.L.P., 200 South Sixth Street, Minneapolis, MN 55402, is the independent General Counsel for Special; and KPMG Peat Marwick LLP, 4200 Norwest Center, Minneapolis, MN 55402, acts as Special's independent auditors.

LIMITATION OF DIRECTOR LIABILITY

Under Minnesota law, each director of Special owes certain fiduciary duties to it and to its shareholders. Minnesota law provides that a director "shall discharge the duties of the position of director in good faith, in a manner the director reasonably believes to be in the best interest of the corporation, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances." Fiduciary duties of a director of a Minnesota corporation include, therefore, both a duty of "loyalty" (to act in good faith and act in a manner reasonably believed to be in the best interests of the corporation) and a duty of "care" (to act with the care an ordinarily prudent person in a like position would exercise under similar circumstances). In February 1987, Minnesota enacted legislation which authorizes corporations to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of the fiduciary duty of "care." Minnesota law does not, however, permit a corporation to eliminate or limit the liability of a director (i) for any breach of the director's duty of "loyalty" to the corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for authorizing a dividend, stock repurchase or redemption or other distribution in violation of Minnesota law or for violation of certain provisions of Minnesota securities laws, or (iv) for any transaction from which the director derived an improper personal benefit. The Articles of Incorporation of Special limit the liability of directors to the fullest extent permitted by Minnesota statutes, except to the extent that such a liability cannot be limited as provided in the 1940 Act (which act prohibits any provisions which purport to limit the liability of directors arising from such directors' willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of their role as directors).

Minnesota law does not eliminate the duty of "care" imposed upon a director. It only authorizes a corporation to eliminate monetary liability for violations of that duty. Minnesota law, further, does not permit elimination or limitation of liability of "officers" to the corporation for breach of their duties as officers (including the liability of directors who serve as officers for breach of their duties as officers). Minnesota law does not permit elimination or limitation of the availability of equitable relief, such as injunctive or rescissionary relief. Further, Minnesota law does not permit elimination or limitation of a director's liability under the Securities Act of 1933 or the Securities Exchange Act of 1934, and it is uncertain whether and to what extent the elimination of monetary liability would extend to violations of duties imposed on directors by the 1940 Act and the rules and regulations adopted under such Act.

ADDITIONAL INFORMATION

Special has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement under the Securities Act of 1933, as amended, with respect to the common shares offered hereby. The Prospectus and this Statement of Additional Information do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with Rules and Regulations of the Commission. The Registration Statement may be inspected at the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C., and copies thereof may be obtained from the Commission at prescribed rates.

                        96681 (Rev. 3/95)

                           FORTIS-Registered Trademark-

                                     SPECIAL
                                PORTFOLIOS, INC.


                                  ANNUAL REPORT
                                 OCTOBER 31, 1995

SPECIAL PORTFOLIOS, INC. ANNUAL REPORT

CONTENTS

LETTER TO SHAREHOLDERS                                         1

SCHEDULES OF INVESTMENTS
   CASH PORTFOLIO                                              4
   STOCK PORTFOLIO                                             6

STATEMENTS OF ASSETS AND LIABILITIES                           9

STATEMENTS OF OPERATIONS                                      10

STATEMENTS OF CHANGES IN NET ASSETS
   CASH PORTFOLIO                                             11
   STOCK PORTFOLIO                                            12

NOTES TO FINANCIAL STATEMENTS                                 13

INDEPENDENT AUDITORS' REPORT                                  15

BOARD OF DIRECTORS AND OFFICERS                               16

- TOLL-FREE PERSONAL ASSISTANCE

 - Shareholder Services

 - (800) 800-2638, Ext. 3012

 - 7:30 a.m. to 5:30 p.m. CST, M-Th

 - 7:30 a.m. to 5:00 p.m. CST, F

- TOLL-FREE INFORMATION LINE

 - For daily account balances,
   transaction activity or net asset
   value information

 - (800) 800-2638, Ext. 4344

 - 24 hours a day

FOR MORE INFORMATION ABOUT FORTIS FINANCIAL GROUP'S FAMILY OF PRODUCTS, CALL YOUR INVESTMENT REPRESENTATIVE OR THE HOME OFFICE AT (800) 800-2638.

TO ORDER PROSPECTUSES OR SALES LITERATURE FOR ANY FORTIS PRODUCT, CALL (800) 800-2638, EXT. 4579.

HIGHLIGHTS

FOR THE YEAR ENDED OCTOBER 31, 1995

                                                                        STANDARD &
                                              CASH         STOCK        POOR'S 500
                                           PORTFOLIO     PORTFOLIO     STOCK INDEX
                                           ----------    ----------    ------------
NET ASSET VALUE PER SHARE:
 Beginning of year......................   $   9.46      $   33.94         472.35
 End of year............................   $   9.57      $   42.32         581.50
 Total Return*..........................       7.18%         25.41%         26.40%

DISTRIBUTIONS PER SHARE:
 From net investment income.............   $   0.55          --             --
 From net realized gains................      --         $0.186             --

* These are the fund's total returns during the year, including reinvestment of all dividend and capital gains distributions.

HOW TO USE THIS REPORT

For a quick overview of the portfolios' performance during the past twelve months, refer to the Highlights box below. The letter from the portfolio manager and president provides a more detailed analysis of the portfolio's and financial markets.

The charts alongside the letter are useful because they provide more information about your investments. The top holdings chart shows the types of securities in which the portfolio's invests, and the pie chart shows a breakdown of the portfolios' assets by industry. The portfolio changes show the investment decisions your portfolio manager has made over the period in response to changing market conditions.

The performance chart graphically compares the portfolios' total return performance with a selected investment index. Remember, however, that an index may reflect the performance of securities the portfolio may not hold. Also, the index does not deduct investment advisory fees and other fund expenses, whereas your portfolio does. Individuals cannot buy an unmanaged index fund without incurring some charges and expenses.

This report is just one of several tools you can use to learn more about your investment in the Fortis Family of Mutual Funds. Your investment representative, who understands your personal financial situation, can best explain the features of your investment and how it's designed to help you meet your financial goals.

FEDERAL INCOME TAX INFORMATION

The information set forth below is for the portfolio's fiscal year as required by federal tax law. Shareholders, however, must report distributions on a calendar year basis for income tax purposes which may include distributions for portions of two fiscal years of the portfolios. Accordingly, the information needed by shareholders for income tax purposes will be sent to them in early 1996. Shareholders may wish to consult a tax advisor on how to report distributions for state and local purposes.

Special Cash Portfolio paid income distributions, taxable as dividend income, of which none qualified for deduction by corporations. Detailed below are the per share distributions made for the year ended October 31, 1995.

SPECIAL PORTFOLIOS -- CASH PORFOLIO

                               Ordinary Income
                                  Per Share
------------------------------------------------

December 23, 1994                 $    0.13
March 24, 1995                         0.14
June 23, 1995                          0.14
September 25, 1995                     0.14
------------------------------------------------
Total Distributions               $    0.55
------------------------------------------------

SPECIAL PORTFOLIOS -- STOCK PORTFOLIO

                                   Long-Term
                                 Capital Gain
                                   Per Share
----------------------------------------------
December 16, 1994                  $   0.186
----------------------------------------------

                          SPECIAL PORTFOLIOS, INC.
DEAR SHAREHOLDER,

We're pleased to present the Special Portfolios annual report for the period ended October 31, 1995.

ECONOMIC REVIEW AND INVESTMENT STRATEGIES

The stock market moved sharply higher for most of the fiscal year under review. The major factors behind this gain have been relatively low and declining inflation, stable to lower interest rates and surprisingly strong corporate profits. Another positive influence was the perception of a sincere and potentially successful effort to address the U.S. budget and trade deficits, as well as its income tax structure. Also, a supporting factor may have been the growing understanding that U.S. corporations have become the world's lowest cost producers and technological leaders in many, if not most, industries.

Looking ahead these forces remain in place, with one exception. As economic activity slows, it will be difficult to maintain the recent pace of corporate profit growth. This could impede the progress of the stock market unless it gets some reassurance in the form of lower interest rates. With only moderate growth of the economy and very low rates of inflation, our view is that interest rates should stay at their recent low levels, or possibly go somewhat lower. Nevertheless, it will be incumbent on us as portfolio managers to make certain that the companies we select can keep growing earnings at expected rates throughout the period ahead.

PORTFOLIO STRATEGIES
SPECIAL CASH

Our primary concerns in managing the Special Cash Fund are quality, safety and liquidity. Our approved list of eligible investments continues to emphasize high quality domestic issuers. With short-term rates relatively stable recently, our strategy has been to maintain an average maturity of less than 300 days.

CASH PORTFOLIO
TOP TEN HOLDINGS AS OF 10/31/95

                                                                     Percent of
Bonds                                                                Net Assets
-------------------------------------------------------------------------------
 1.   U.S. Treasury Note (6.00%) 1996                                   5.9%
 2.   U.S. West Capital Funding (8.00%) 1996                            5.0%
 3.   Federal Home Loan Bank (6.125%) 1996                              4.9%
 4.   Xerox Credit Corp. (6.25%) 1996                                   4.9%
 5.   CIT Group Holdings, Inc. (5.65%) 1995                             4.7%
 6.   Texaco Capital Corp. (9.00%) 1996                                 4.4%
 7.   Phillip Morris Companies, Inc. (8.875%) 1996                      4.4%
 8.   General Electric Capital Corp. (8.00%) 1997                       4.0%
 9.   Carolina Power & Light Co. (7.90%) 1996                           4.0%
10.   Nordstrom Credit Corp. (8.35%) 1996                               4.0%

CASH PORTFOLIO
PORTFOLIO COMPOSITION BY INDUSTRY AS OF 10/31/95

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Consumer Finance                                        15.6%
Banks                                                   11.8%
Cash Equivalents/Receivables                            11.6%
U.S. Treasury Securities                                 9.8%
Captive Equipment Finance                                7.9%
Utilities-Electric                                       7.9%
Captive Auto Finance                                     7.8%
Utilities-Telephone                                      5.0%
Finance Companies                                        4.9%
Other Direct Federal Obligations                         4.9%
Captive Oil Finance                                      4.4%
Tobacco                                                  4.4%
Retail-Miscellaneous                                     4.0%

STOCK PORTFOLIO
TOP TEN HOLDINGS AS OF 10/31/95

                                                                Percent of
Stocks                                                          Net Assets
--------------------------------------------------------------------------
 1.   3Com Corp.                                                   6.9%
 2.   Cisco Systems, Inc.                                          5.3%
 3.   Oracle Corp.                                                 5.0%
 4.   Informix Corp.                                               4.1%
 5.   Microsoft Corp.                                              3.9%
 6.   Tellabs, Inc.                                                3.5%
 7.   Lone Star Steakhouse and Saloon, Inc.                        2.7%
 8.   Solectron Corp.                                              2.5%
 9.   Sterling Software, Inc.                                      2.4%
10.   Worldcom, Inc.                                               2.3%

CASH PORTFOLIO
Value of $10,000 invested November 1, 1989

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                         LEHMAN BROTHERS
                                       INTERMEDIATE GOV'T       LEHMAN BROTHERS 1-3 YR
                                            INDEX***              GOV'T BOND INDEX**           CASH PORTFOLIO
11/1/89                                                10,000                     10,000                     10,000
90                                                     10,782                     10,884                     10,791
91                                                     12,218                     12,106                     11,684
92                                                     13,422                     13,089                     12,469
93                                                     14,658                     13,845                     13,061
94                                                     14,424                     14,005                     13,434
95                                                     16,138                     15,266                     14,398

                     Annual period ended October 31

Past performance is not indicative of future performance. Investment return and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost.
  * SEC defined total returns, including reinvestment of all dividend and capital gains distributions. Cash Portfolio does not have a sales charge.
 ** An unmanaged index of government bonds with maturities of one to three years.
*** An unmanaged index of government bonds with an average maturity of three to four years.
 @ Date shares were first offered to the public.

SPECIAL STOCK

The Special Stock Portfolio invests primarily in medium-size companies that are growing their revenues and earnings at significantly above average rates. The
25.4 percent return for the year ended October 31, 1995, can be mainly attributed to the sizeable holding of technology stocks.

Approximately one-half of the portfolio is diversified across a wide range of technology-based businesses. The common denominator is that they are all benefiting from U.S. corporations looking to improve productivity, as well as compete more effectively in highly competitive global markets.

More recently, consumer markets have begun to grow rapidly, as individuals seek to moderate the complexity of modern life. We believe these trends are secular and not just cyclical in nature; a condition that will be evidenced worldwide over time.

IN CLOSING

We appreciate your investment in the Special Portfolios. If you have any questions, please call us or talk with your investment professional.

Sincerely,

         [SIG]
Dean C. Kopperud
President

         [SIG]
Howard G. Hudson
Vice President

       [SIG]
Stephen M. Poling
Vice President

November 21, 1995

STOCK PORTFOLIO

PORTFOLIO COMPOSITION BY INDUSTRY AS OF 10/31/95

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Telecommunications                                      20.5%
Computer-Software                                       17.7%
Other                                                   12.0%
Retail-Miscellaneous                                     6.9%
Electronic-Semiconductor and
Capacitor                                                6.4%
Cash Equivalents/Receivables                             6.3%
Health Care Services                                     6.1%
Electronic-Controls and Equipment                        6.0%
Telephone Services                                       5.2%
Electronic-Communication Security                        5.0%
Office Equipment and Supplies                            4.0%
Restaurants and Franchising                              3.9%

STOCK PORTFOLIO

Value of $10,000 invested January 2, 1966

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                           S&P 500***               STOCK PORTFOLIO
1/2/66                                                 10,000                     10,000
10/31/66                                                8,907                      8,020
10/31/67                                               10,779                     13,825
10/31/68                                               12,252                     16,323
10/31/69                                               11,888                     14,130
10/31/70                                               10,568                     12,065
10/31/71                                               12,352                     14,489
10/31/72                                               15,060                     19,140
10/31/73                                               15,061                     17,731
10/31/74                                               10,719                     13,062
10/31/75                                               13,510                     14,525
10/31/76                                               16,228                     15,889
10/31/77                                               15,222                     15,286
10/31/78                                               16,195                     17,660
10/31/79                                               18,680                     23,302
10/31/80                                               24,668                     39,639
10/31/81                                               24,799                     41,866
10/31/82                                               28,820                     51,162
10/31/83                                               36,864                     67,529
10/31/84                                               39,256                     64,995
10/31/85                                               46,945                     75,644
10/31/86                                               62,474                    108,840
10/31/87                                               66,586                     97,642
10/31/88                                               76,400                    104,996
10/31/89                                               96,494                    149,516
10/31/90                                               89,274                    128,116
10/31/91                                              119,193                    213,378
10/31/92                                              131,031                    230,570
10/31/93                                              150,516                    279,329
10/31/94                                              156,450                    260,118
10/31/95                                              197,748                    326,219

                     Annual period ended October 31
Past performance is not indicative of future performance. Investment return and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost.
 * SEC defined total returns, including reinvestment of all dividend and capital gains distributions. Stock Portfolio does not have a sales charge.
** An unmanaged index of 500 common stocks.
@ Date shares were first offered to the public.
STOCK PORTFOLIO
PORTFOLIO CHANGES FOR THE YEAR ENDED 10/31/95

ADDITIONS:
ADC Telecommunications, Inc.
America Online, Inc.
Andrew Corp.
Applied Materials, Inc.
Bay Networks, Inc.
Cypress Semiconductor Corp.
First Data Corp.
HBO & Co.
Harrah's Entertainment, Inc.
LSI Logic Corp.
Medaphis Corp.
Micron Technology, Inc.
Motorola, Inc.
Nokia Corp. ADR
Oxford Health Plans, Inc.
Petroleum Geo-Services ADS
Promus Hotel Corp.
Qualcomm, Inc.
Staples, Inc.
Tommy Hilfiger Corp.
Vencor, Inc.

ELIMINATIONS:
Acclaim Entertainment, Inc.
Brinker International, Inc.
Buffets, Inc.
Centocor, Inc.
Compuware Corp.
E M C Corp.
First Financial Management Corp.
Forest Laboratories, Inc.
Grupo Televisa, S.A. de C.V. ADR
International Game Technology
Landmark Graphics Corp.
Newbridge Networks Corp.
Price/Costco, Inc.
Promus Companies, Inc.
Quantum Health Resources, Inc.
Sensormatic Electronics Corp.
Sybase, Inc.
Value Health, Inc.

SPECIAL PORTFOLIOS, INC.
Cash Portfolio
Schedule of Investments
October 31, 1995

CORPORATE BONDS AND NOTES-INVESTMENT GRADE-73.72%

--------------------------------------------------------------------------------
                                                                                Standard
                                                                                & Poor's
  Principal                                                                      Rating                          Market
   Amount                                                                      (Unaudited)      Cost (a)        Value (b)
-------------                                                                 -------------   -------------   -------------
                BANKS-11.80%
$  1,000,000    Bankamerica Corp., 6.00% Note 7-15-1997.....................    A+            $  1,002,600    $  1,000,590
   1,000,000    Barnett Bank, Inc., 7.10% Medium Term Note 4-1-1997.........    A                1,017,070       1,014,319
   1,000,000    Nationsbank Corp., 5.375% Sr Note 12-1-1995.................    A                1,016,120         999,573
                                                                                              -------------   -------------
                                                                                                 3,035,790       3,014,482
                                                                                              -------------   -------------
                CAPTIVE AUTO FINANCE-7.82%
   1,000,000    Ford Motor Credit Corp., 5.05% Medium Term Note 3-25-1996...    A+                 984,860         997,061
   1,000,000    General Motors Acceptance Corp., 4.75% Medium Term Note
                  11-15-1995................................................    A-                 998,210         999,529
                                                                                              -------------   -------------
                                                                                                 1,983,070       1,996,590
                                                                                              -------------   -------------
                CAPTIVE EQUIPMENT FINANCE-7.89%
   1,000,000    AT&T Capital Corp., 5.125% Medium Term Note 2-21-1997.......    A                  947,470         989,539
   1,000,000    General Electric Capital Corp., 8.00% Medium Term Note
                  2-1-1997..................................................    AAA              1,003,640       1,024,858
                                                                                              -------------   -------------
                                                                                                 1,951,110       2,014,397
                                                                                              -------------   -------------
                CAPTIVE OIL FINANCE-4.44%
   1,100,000    Texaco Capital Corp., 9.00% 11-15-1996......................    A+               1,139,952       1,133,222
                                                                                              -------------   -------------
                CONSUMER FINANCE-15.57%
   1,000,000    American General Finance, 6.53% Note 5-30-1997..............    A+               1,000,000       1,008,329
   1,200,000    CIT Group Holdings, Inc., 5.65% Note 11-15-1995.............    A+               1,226,880       1,199,915
     750,000    Commercial Credit Co., 6.375% Note 1-1-1996.................    A+                 776,678         750,518
   1,000,000    Household Finance Co., 7.80% Sr Note 11-1-1996..............    A                1,001,620       1,017,745
                                                                                              -------------   -------------
                                                                                                 4,005,178       3,976,507
                                                                                              -------------   -------------
                FINANCE COMPANIES-4.90%
   1,250,000    Xerox Credit Corp., 6.25% Note 1-15-1996....................    A                1,255,675       1,250,738
                                                                                              -------------   -------------
                RETAIL-MISCELLANEOUS-3.99%
   1,000,000    Nordstrom Credit Corp., 8.35% Medium Term Note 8-15-1996....    A+               1,028,300       1,018,149
                                                                                              -------------   -------------
                TOBACCO-4.39%
   1,100,000    Phillip Morris Companies, Inc., 8.875% Medium Term Note
                  7-1-1996..................................................    A                1,132,758       1,119,655
                                                                                              -------------   -------------
                UTILITIES-ELECTRIC-7.93%
   1,000,000    Carolina Power & Light Co., 7.90% Medium Term Note
                  12-27-1996................................................    A                1,000,537       1,020,739
   1,000,000    Texas Utilities, 6.375% First Mtg Note 8-1-1997.............    BBB+             1,001,710       1,003,661
                                                                                              -------------   -------------
                                                                                                 2,002,247       2,024,400
                                                                                              -------------   -------------
                UTILITIES-TELEPHONE-4.99%
   1,250,000    U.S. West Capital Funding, Inc., 8.00% Deb 10-15-1996.......    A+               1,259,400       1,274,046
                                                                                              -------------   -------------
                TOTAL CORPORATE BONDS AND NOTES - INVESTMENT GRADE..........                  $ 18,793,480    $ 18,822,186
                                                                                              -------------   -------------
                                                                                              -------------   -------------

U.S. GOVERNMENT SECURITIES-14.70%

--------------------------------------------------------------------------------
  Principal                                                                                      Market
   Amount                                                                       Cost (a)        Value (b)
-------------                                                                 -------------   -------------
                OTHER DIRECT FEDERAL OBLIGATIONS-4.91%
                FEDERAL HOME LOAN BANK:
$  1,250,000    6.125% Global Registered Note 1996..........................  $  1,247,325    $  1,253,766
                                                                              -------------   -------------
                U.S. TREASURY SECURITIES-9.79%
                NOTES:
   1,000,000    4.00% 1996..................................................       992,500         995,936
   1,500,000    6.00% 1996..................................................     1,494,609       1,504,217
                                                                              -------------   -------------
                TOTAL U.S. TREASURY SECURITIES..............................     2,487,109       2,500,153
                                                                              -------------   -------------
                TOTAL U.S. GOVERNMENT SECURITIES............................     3,734,434       3,753,919
                                                                              -------------   -------------
                TOTAL DEBT SECURITIES.......................................  $ 22,527,914    $ 22,576,105
                                                                              -------------   -------------
                                                                              -------------   -------------

SHORT-TERM INVESTMENTS-9.96%

--------------------------------------------------------------------------------
  Principal                                                                      Market
   Amount                                                                       Value (b)
-------------                                                                 -------------
                BANKS-2.14%
$    546,000    First Trust Money Market Variable Rate Time Deposit, Current
                  rate -- 5.62%.............................................  $    546,000
                                                                              -------------
                BROKERAGE AND INVESTMENT-0.69%
     178,000    Goldman Sachs Master Variable Rate Note, Current
                  rate -- 5.91%.............................................       178,000
                                                                              -------------
                CONSUMER FINANCING-4.23%
   1,100,000    American Express Credit Corp., 5.87% 2-27-1996..............     1,079,347
                                                                              -------------
                DIVERSIFIED FINANCE-2.90%
     741,000    Associates Corp. Master Variable Rate Note, Current
                  rate -- 5.79%.............................................       741,000
                                                                              -------------
                TOTAL SHORT-TERM INVESTMENTS................................     2,544,347
                                                                              -------------
                TOTAL INVESTMENTS IN SECURITIES (COST: $25,072,261)(A)......  $ 25,120,452
                                                                              -------------
                                                                              -------------

(a) At October 31, 1995, the cost of securities for federal income tax purposes was $25,072,261 and the aggregate gross unrealized appreciation and depreciation based on that cost was:
  Unrealized appreciation.........................  $   157,545
  Unrealized depreciation.........................     (109,354)
                                                    -----------
  Net unrealized appreciation.....................  $    48,191
                                                    -----------
(b) See Note 1 of accompanying Notes to Financial Statements regarding valuation of securities.
(c) Note: Percentage of investments as shown is the ratio of the total market value to total net assets.

SPECIAL PORTFOLIOS, INC.
Stock Portfolio
Schedule of Investments
October 31, 1995

COMMON STOCKS-93.72%

--------------------------------------------------------------------------------
                                                                                                 Market
   Shares                                                                       Cost (b)        Value (c)
-------------                                                                 -------------   -------------
                APPAREL-0.25%
       6,000    Tommy Hilfiger Corp. (a)....................................  $    121,500    $    228,750
                                                                              -------------   -------------
                BIOMEDICS, GENETICS RESEARCH AND DEVELOPMENT-1.09%
      16,500    Biogen, Inc. (a)............................................       878,609       1,010,625
                                                                              -------------   -------------
                BROADCASTING-0.43%
       5,000    America Online, Inc. (a)....................................       209,775         400,000
                                                                              -------------   -------------
                BUSINESS SERVICES AND SUPPLIES-1.25%
      17,445    First Data Corp.............................................       715,454       1,153,544
                                                                              -------------   -------------
                COMPUTER-SOFTWARE-17.69%
      45,200    BMC Software, Inc. (a)......................................       829,327       1,610,250
      10,000    HBO & Co....................................................       368,412         707,500
     130,000    Informix Corp. (a)..........................................     1,374,610       3,786,250
      36,050    Microsoft Corp. (a).........................................     1,040,321       3,605,000
     107,100    Oracle Corp. (a)............................................       566,678       4,672,237
      30,000    Parametric Technology Corp. (a).............................       870,340       2,006,250
                                                                              -------------   -------------
                                                                                 5,049,688      16,387,487
                                                                              -------------   -------------
                ELECTRONIC-COMMUNICATION SECURITY-4.98%
      29,000    ADC Telecommunications, Inc. (a)............................       943,938       1,160,000
      15,800    Andrew Corp. (a)............................................       763,817         667,550
      13,000    Bay Networks, Inc. (a)......................................       720,969         861,250
      50,000    Qualcomm, Inc. (a)..........................................     2,025,517       1,925,000
                                                                              -------------   -------------
                                                                                 4,454,241       4,613,800
                                                                              -------------   -------------
                ELECTRONIC-CONTROLS AND EQUIPMENT-5.99%
      59,000    American Power Conversion Corp. (a).........................       943,526         604,750
      14,000    Applied Materials, Inc. (a).................................       726,908         701,750
      31,500    Lam Research Corp. (a)......................................     1,057,222       1,917,562
      57,800    Solectron Corp. (a).........................................     1,600,666       2,326,450
                                                                              -------------   -------------
                                                                                 4,328,322       5,550,512
                                                                              -------------   -------------
                ELECTRONIC-SEMICONDUCTOR AND CAPACITOR-6.37%
      27,000    Cypress Semiconductor Corp. (a).............................       791,318         951,750
      27,000    Intel Corp..................................................       605,205       1,886,625
      20,000    LSI Logic Corp. (a).........................................     1,089,960         942,500
      30,000    Micron Technology, Inc......................................       830,841       2,118,750
                                                                              -------------   -------------
                                                                                 3,317,324       5,899,625
                                                                              -------------   -------------
                FINANCE COMPANIES-2.91%
      25,000    Franklin Resources, Inc.....................................       780,125       1,268,750
      74,000    Mercury Finance Co..........................................     1,213,738       1,424,500
                                                                              -------------   -------------
                                                                                 1,993,863       2,693,250
                                                                              -------------   -------------
                HEALTH CARE SERVICES-6.09%
      15,000    Medaphis Corp. (a)..........................................       428,802         476,250
      19,000    Oxford Health Plans, Inc. (a)...............................       839,345       1,486,750
      14,100    PacifiCare Health Systems, Inc. Class B (a).................       644,201       1,025,775
      27,000    U.S. HealthCare, Inc........................................       957,245       1,039,500
      20,500    United Healthcare Corp......................................       797,731       1,089,062
      19,000    Vencor, Inc. (a)............................................       595,218         527,250
                                                                              -------------   -------------
                                                                                 4,262,542       5,644,587
                                                                              -------------   -------------
                HOTEL AND MOTEL-0.80%
      20,800    Harrah's Entertainment, Inc. (a)............................       455,927         514,800
      10,400    Promus Hotel Corp. (a)......................................       189,798         228,800
                                                                              -------------   -------------
                                                                                   645,725         743,600
                                                                              -------------   -------------
                MACHINERY-OIL AND WELL-0.84%
      40,000    Petroleum Geo-Services A/S ADS (a)..........................       959,892         775,000
                                                                              -------------   -------------

--------------------------------------------------------------------------------

                                                                                                 Market
   Shares                                                                       Cost (b)        Value (c)
-------------                                                                 -------------   -------------
                MISCELLANEOUS-2.18%
      58,350    CUC International, Inc. (a).................................  $  1,012,449    $  2,020,369
                                                                              -------------   -------------
                OFFICE EQUIPMENT AND SUPPLIES-4.01%
      27,000    Compaq Computer Corp. (a)...................................     1,009,940       1,505,250
      47,900    Sterling Software, Inc. (a).................................       875,723       2,209,387
                                                                              -------------   -------------
                                                                                 1,885,663       3,714,637
                                                                              -------------   -------------
                PUBLISHING-0.97%
      14,600    Scholastic Corp. (a)........................................       743,383         901,550
                                                                              -------------   -------------
                RESTAURANTS AND FRANCHISING-3.93%
      64,300    Lone Star Steakhouse & Saloon, Inc. (a).....................     1,085,535       2,483,588
      36,900    Outback Steakhouse, Inc. (a)................................       590,369       1,157,738
                                                                              -------------   -------------
                                                                                 1,675,904       3,641,326
                                                                              -------------   -------------
                RETAIL-DEPARTMENT STORES-1.40%
      14,700    Kohl's Corp. (a)............................................       472,458         667,013
      29,000    Wal-Mart Stores, Inc........................................       283,669         627,125
                                                                              -------------   -------------
                                                                                   756,127       1,294,138
                                                                              -------------   -------------
                RETAIL-MISCELLANEOUS-6.91%
      26,200    Barnes & Noble, Inc. (a)....................................       658,732         956,300
      34,966    Home Depot, Inc.............................................       340,449       1,302,484
      27,000    Lowe's Companies, Inc.......................................     1,010,234         729,000
      69,525    Office Depot, Inc. (a)......................................       586,500       1,990,153
      53,250    Staples, Inc. (a)...........................................       971,085       1,417,781
                                                                              -------------   -------------
                                                                                 3,567,000       6,395,718
                                                                              -------------   -------------
                TELECOMMUNICATIONS-20.48%
     135,200    3Com Corp. (a)..............................................       538,095       6,354,400
      63,800    Cisco Systems, Inc. (a).....................................       225,216       4,944,500
      50,400    DSC Communications Corp. (a)................................     1,582,612       1,864,800
      14,500    MFS Communications Co. (a)..................................       609,687         585,438
      19,000    Motorola, Inc...............................................     1,038,710       1,246,875
      14,000    Nokia Corp. ADR.............................................       922,256         780,500
      94,000    Tellabs, Inc.(a)............................................     1,073,247       3,196,000
                                                                              -------------   -------------
                                                                                 5,989,823      18,972,513
                                                                              -------------   -------------
                TELEPHONE SERVICES-5.15%
      53,000    Mobile Telecommunications Technologies Corp. (a)............     1,152,141       1,503,875
      50,000    Paging Network, Inc. (a)....................................       756,250       1,150,000
      65,000    Worldcom, Inc. (a)..........................................     1,502,463       2,120,625
                                                                              -------------   -------------
                                                                                 3,410,854       4,774,500
                                                                              -------------   -------------
                TOTAL COMMON STOCKS.........................................  $ 45,978,138    $ 86,815,531
                                                                              -------------   -------------
                                                                              -------------   -------------

SHORT-TERM INVESTMENTS-6.13%

--------------------------------------------------------------------------------
  Principal                                                                      Market
   Amount                                                                       Value (c)
-------------                                                                 -------------
                BANKS-5.01%
$  4,642,000    First Trust Money Market Variable Rate Time Deposit, Current
                  rate -- 5.62%.............................................  $  4,642,000
                                                                              -------------
                BROKERAGE AND INVESTMENT-0.72%
     666,000    Goldman Sachs Master Variable Rate Note, Current
                  rate -- 5.91%.............................................       666,000
                                                                              -------------

SPECIAL PORTFOLIOS, INC.
Stock Portfolio (continued)
Schedule of Investments
October 31, 1995

SHORT-TERM INVESTMENTS-CONTINUED
--------------------------------------------------------------------------------

  Principal                                                                      Market
   Amount                                                                       Value (c)
-------------                                                                 -------------
                DIVERSIFIED FINANCE-0.40%
$    366,000    Associates Corp. Master Variable Rate Note, Current
                  rate -- 5.79%.............................................  $    366,000
                                                                              -------------
                TOTAL SHORT-TERM INVESTMENTS................................     5,674,000
                                                                              -------------
                TOTAL INVESTMENTS IN SECURITIES (COST: $51,652,138)(B)......  $ 92,489,531
                                                                              -------------
                                                                              -------------

(a) Presently not paying dividend income.
(b) At October 31, 1995, the cost of securities for federal income tax purposes was
    $51,652,138 and the aggregate gross unrealized appreciation and depreciation based on that cost was:
   Unrealized appreciation........................................  $42,245,672
   Unrealized depreciation........................................   (1,408,279)
                                                                    -----------
   Net unrealized appreciation....................................  $40,837,393
                                                                    -----------
(c) See Note 1 of accompanying Notes to Financial Statements regarding valuation of securities.
(d) Note: Percentage of investments as shown is the ratio of the total market value to total net assets. Market value of investments in foreign securities represents 1.68%
    of net assets as of October 31, 1995.

SPECIAL PORTFOLIOS, INC.

Statements of Assets and Liabilities

October 31, 1995

--------------------------------------------------------------------------------
                                                                  CASH            STOCK
                                                                PORTFOLIO       PORTFOLIO
                                                              -------------   -------------
ASSETS:
  Investments in securities, as detailed in the accompanying schedules, at market (cost $25,072,261 and $51,652,138;
    respectively) (Note 1)..................................  $ 25,120,452    $ 92,489,531
  Cash on deposit with custodian............................            --             747
  Receivables:
    Investment securities sold..............................            --         210,043
    Interest and dividends..................................       430,698          15,889
    Deferred registration costs (Note 1)....................         7,996           9,076
    Prepaid expenses........................................         1,733             153
                                                              -------------   -------------
TOTAL ASSETS................................................    25,560,879      92,725,439
                                                              -------------   -------------
LIABILITIES:
    Bank overdraft..........................................        15,834              --
    Payable for investment advisory and management fees
     (Note 2)...............................................         6,473          79,034
    Accounts payable and accrued expenses...................         5,645          12,541
                                                              -------------   -------------
TOTAL LIABILITIES...........................................        27,952          91,575
                                                              -------------   -------------
NET ASSETS:
    Net proceeds of capital stock, par value $.01 per
     share-authorized 15,000,000,000; outstanding
     2,669,309;and 2,188,704 shares, respectively...........    26,756,673      47,513,839
    Unrealized appreciation of investments..................        48,191      40,837,393
    Undistributed net investment income.....................       171,206              --
    Accumulated net realized gain (loss) from sale of
     investments............................................    (1,443,143)      4,282,632
                                                              -------------   -------------
TOTAL NET ASSETS............................................  $ 25,532,927    $ 92,633,864
                                                              -------------   -------------
NET ASSET VALUE PER SHARE...................................  $       9.57    $      42.32
                                                              -------------   -------------
                                                              -------------   -------------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

SPECIAL PORTFOLIOS, INC.

Statements of Operations

For the Year Ended October 31, 1995

--------------------------------------------------------------------------------
                                                                  CASH            STOCK
                                                                PORTFOLIO       PORTFOLIO
                                                              -------------   -------------
NET INVESTMENT INCOME (LOSS):
  Income:
    Interest income.........................................  $  1,707,519    $    690,632
    Dividend Income.........................................            --          97,350
                                                              -------------   -------------
  Total income..............................................     1,707,519         787,982
                                                              -------------   -------------
  Expenses:
    Investment advisory and management fees (Note 2)........        81,479         848,470
    Registration fees.......................................        16,170          15,123
    Custodian fees..........................................         9,800          22,000
    Directors' fees and expenses............................         4,001          14,600
    Legal and auditing fees (Note 2)........................        15,300          26,200
    Shareholders' notices and reports.......................           920          11,701
    Other...................................................         3,250           6,985
                                                              -------------   -------------
  Total expenses............................................       130,920         945,079
  Less fees waived by the advisor (Note 2)..................       (26,600)             --
                                                              -------------   -------------
  Net Expenses..............................................       104,320         945,079
                                                              -------------   -------------
NET INVESTMENT INCOME (LOSS)................................     1,603,199        (157,097)
                                                              -------------   -------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 1):
  Net realized gain (loss) from security transactions.......      (380,441)      4,286,398
  Net change in unrealized appreciation of investments......       647,983      15,893,140
                                                              -------------   -------------
NET GAIN ON INVESTMENTS.....................................       267,542      20,179,538
                                                              -------------   -------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........  $  1,870,741    $ 20,022,441
                                                              -------------   -------------
                                                              -------------   -------------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

SPECIAL PORTFOLIOS, INC.

Statements of Changes in Net Assets

CASH PORTFOLIO

--------------------------------------------------------------------------------
                                                                 FOR THE         FOR THE
                                                               YEAR ENDED      YEAR ENDED
                                                               OCTOBER 31,     OCTOBER 31,
                                                                  1995            1994
                                                              -------------   -------------
OPERATIONS:
  Net investment income.....................................  $  1,603,199    $  1,584,251
  Net realized loss from security transactions..............      (380,441)       (729,995)
  Net change in unrealized appreciation (depreciation) of
    investments in securities...............................       647,983         (84,737)
                                                              -------------   -------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........     1,870,741         769,519
                                                              -------------   -------------
DISTRIBUTIONS TO SHAREHOLDERS:
  From net investment income................................    (1,556,690)     (1,673,229)
                                                              -------------   -------------
CAPITAL STOCK TRANSACTIONS:
  Proceeds from sale of 670,321 and 816,726 shares,
    respectively............................................     6,334,839       7,847,847
  Proceeds from 163,965 and 175,284 shares issued as a
    result of reinvested dividends..........................     1,555,005       1,671,529
  Less cost of repurchase of 1,078,240 and 694,362 shares,
    respectively............................................   (10,241,486)     (6,648,707)
                                                              -------------   -------------
NET INCREASE (DECREASE) OF (243,954) AND 297,648 SHARES,
  RESPECTIVELY..............................................    (2,351,642)      2,870,669
                                                              -------------   -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS.....................    (2,037,591)      1,966,959
NET ASSETS:
  Beginning of year.........................................    27,570,518      25,603,559
                                                              -------------   -------------
  End of year (includes undistributed net investment income
    of $171,206 and $124,697, respectively).................  $ 25,532,927    $ 27,570,518
                                                              -------------   -------------
                                                              -------------   -------------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

SPECIAL PORTFOLIOS, INC.

Statement of Changes in Net Assets

STOCK PORTFOLIO

--------------------------------------------------------------------------------
                                                                 FOR THE         FOR THE
                                                               YEAR ENDED      YEAR ENDED
                                                               OCTOBER 31,     OCTOBER 31,
                                                                  1995            1994
                                                              -------------   -------------
OPERATIONS:
  Net investment loss.......................................  $   (157,097)   $   (267,886)
  Net realized gain from security transactions..............     4,286,398         418,002
  Net change in unrealized appreciation (depreciation) of
    investments in securities...............................    15,893,140      (5,570,821)
                                                              -------------   -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  OPERATIONS................................................    20,022,441      (5,420,705)
                                                              -------------   -------------
DISTRIBUTIONS TO SHAREHOLDERS:
  From realized gains on investments........................      (420,000)     (4,190,750)
                                                              -------------   -------------
CAPITAL STOCK TRANSACTIONS:
  Proceeds from sale of 308,505 and 322,972 shares,
    respectively............................................    10,904,778      11,339,474
  Proceeds from 12,916 and 116,261 shares issued as a result
    of reinvested dividends.................................       415,237       4,137,735
  Less cost of repurchase of 356,272 and 197,871 shares,
    respectively............................................   (13,753,664)     (6,892,184)
                                                              -------------   -------------
NET INCREASE (DECREASE) OF (34,851) AND 241,362 SHARES,
  RESPECTIVELY..............................................    (2,433,649)      8,585,025
                                                              -------------   -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS.....................    17,168,792      (1,026,430)
NET ASSETS:
  Beginning of year.........................................    75,465,072      76,491,502
                                                              -------------   -------------
  End of year...............................................  $ 92,633,864    $ 75,465,072
                                                              -------------   -------------
                                                              -------------   -------------

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

SPECIAL PORTFOLIOS, INC.

Notes to Financial Statements

--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
   Special Portfolios, Inc. is registered under the Investment Company Act of 1940 (as amended) as an open-end diversified management investment company. Special Portfolios, Inc. currently consists of a series of two separate portfolios, the Cash Portfolio and the Stock Portfolio. The primary objectives of the Cash Portfolio are high levels of capital stability and liquidity, and a high level of current income. The primary objectives of the Stock Portfolio are appreciation of capital and realization of both long and short-term capital gains.

   SECURITY VALUATION: Investments in securities traded on a national securities exchange or on the NASDAQ National Market System are valued at the last reported sales price; listed securities for which no sale was reported are valued at the previous day's last sale price on that exchange; and over-the-counter securities for which no sale was reported are valued at the last reported bid price. Long-term debt securities are valued at current market prices on the basis of valuations furnished by an independent pricing service. Short-term investments with maturities of less than 60 days when acquired, or which subsequently are within 60 days of maturity, are valued at amortized cost.

   SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME: Security transactions are accounted for on the trade date and dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Realized security gains and losses are determined using the identified cost method. For financial reporting purposes, except for original issue discount, long term bond discount and premiums are not amortized.

   For the year ended October 31, 1995, the cost of purchases and proceeds from sales of securities (other than short-term securities) aggregated $9,234,048 and $12,346,980 for Cash Portfolio, and $21,786,945 and $17,952,763 for Stock
   Portfolio, respectively.

   INCOME TAXES: The portfolios intend to qualify, under the Internal Revenue Code, as regulated investment companies and if so qualified, will not have to pay federal income taxes to the extent their taxable net income is distributed. On a calendar year basis, the portfolios intend to distribute substantially all of their net investment income and realized gains, if any, to avoid the payment of federal excise taxes. For federal income tax purposes Cash Portfolio had a capital loss carryover of $1,443,143 at October 31, 1995, which if not offset by subsequent capital gains will expire as follows:

1998...............................................  $     24,614
1999...............................................        66,680
2000...............................................        70,929
2001...............................................       167,389
2002...............................................       733,090
2003...............................................       380,441

   It is unlikely the Board of Directors will authorize a distribution of any realized gains until the available capital loss carryover has been offset or expires.

   Net investment income (loss) and net realized gains (losses) may differ for financial statement and tax purposes because of wash sale transactions and other book-to-tax differences. The character of distributions made during the year from net investment income or net realized gains may therefore differ from their ultimate characterization for federal income tax purposes. Also, due to the timing of dividend distributions, the fiscal year in which amounts are distributed may differ from the year that the income or realized gains (losses) were recorded by the fund.

   On the Statement of Assets & Liabilities, for Stock Portfolio, due to permanent book-to-tax differences, accumulated net investment loss decreased by $157,097, resulting in a net reclassification adjustment to reduce paid-in capital by $157,097.

   DEFERRED COSTS: Registration fees are deferred and charged to income over the registration period.

   INCOME AND CAPITAL GAINS DISTRIBUTIONS: It is the policy of Stock Portfolio to pay annual distributions and Cash Portfolio to pay quarterly distributions from net investment income and make distributions of any realized capital gains as required by law. These distributions are recorded on the record date and are reinvested in additional shares of the portfolio at net asset value or payable in cash without any charge to the shareholder.

2. PAYMENTS TO RELATED PARTIES: Fortis Advisers, Inc., is the investment adviser for the portfolios. Investment advisory and management fees for the Cash Portfolio are computed at an annual rate of .3% of the first $500 million of average daily net assets, and .25% of net assets in excess of $500 million. Investment advisory and management fees for the Stock Portfolio are computed at an annual rate of 1% of the first $100 million of average daily net assets, .8% for the next $150 million, and .7% of net assets in excess of $250 million.

   Legal fees and expenses aggregating $3,600 and $9,500 for Cash Portfolio and Stock Portfolio, respectively, for the year ended October 31, 1995, were paid to a law firm of which the secretary of the fund is a partner.

   Effective November 1, 1991, Advisers has voluntarily agreed to waive a portion of the advisory fee equal to .1 of 1% of average net assets otherwise payable by Cash Portfolio until Cash Portfolio's net assets first reach $50 million.

SPECIAL PORTFOLIOS, INC.

--------------------------------------------------------------------------------

3. FINANCIAL HIGHLIGHTS: Selected per share and other historical data was as follows:

                                                                          Year Ended October 31,
                                                         ---------------------------------------------------------
CASH PORTFOLIO                                                1995        1994        1993        1992        1991
------------------------------------------------------------------------------------------------------------------
Net asset value, beginning of year.....................  $    9.46   $    9.79   $   10.03   $   10.20   $   10.09
                                                         ---------   ---------   ---------   ---------   ---------
Operations:
  Investment income-net................................        .57         .56         .70         .81         .72
  Net realized and unrealized gain (loss) on
    investments........................................        .09        (.29)       (.24)       (.15)        .09
                                                         ---------   ---------   ---------   ---------   ---------
Total from operations..................................        .66         .27         .46         .66         .81
                                                         ---------   ---------   ---------   ---------   ---------
Distributions to shareholders:
  From investment income-net...........................       (.55)       (.60)       (.70)       (.83)       (.70)
                                                         ---------   ---------   ---------   ---------   ---------
Net asset value, end of year...........................  $    9.57   $    9.46   $    9.79   $   10.03   $   10.20
                                                         ---------   ---------   ---------   ---------   ---------
Total return@..........................................       7.18%       2.85%       4.74%       6.73%       8.28%
Net assets at end of period (000's omitted)............  $  25,533   $  27,571   $  25,604   $  21,901   $  20,326
Ratio of expenses to average daily net assets..........        .38%*       .42%*       .39%*       .40%*       .52%
Ratio of net investment income to average daily net
 assets................................................       5.90%*      5.90%*      7.04%*      7.55%*      7.36%
Portfolio turnover rate................................         37%         58%         29%         69%         66%

  *For the years ended October 31, 1995, 1994, 1993 and 1992, the advisor voluntarily waived a portion of the investment advisory and management fee. Had the fund paid all the advisory fee, the ratios of expenses and net investment income to total net assets would have been .48% and 5.80%; .52% and 5.80%; .49% and 6.94%; .50% and 7.45% for 1995, 1994, 1993 and 1992,
   respectively.
 @These are the Fund's total returns during the years, including reinvestment of all dividend and capital gains distributions.

                                                                          Year Ended October 31,
                                                         ---------------------------------------------------------
STOCK PORTFOLIO                                               1995        1994        1993        1992        1991
------------------------------------------------------------------------------------------------------------------
Net asset value, beginning of year.....................  $   33.94   $   38.59   $   33.22   $   31.51   $   20.65
                                                         ---------   ---------   ---------   ---------   ---------
Operations:
  Investment income (loss)-net.........................       (.07)       (.12)       (.15)        .04         .06
  Net realized and unrealized gains (losses) on
    investments........................................       8.64       (2.44)       6.97        2.48       12.75
                                                         ---------   ---------   ---------   ---------   ---------
Total from operations..................................       8.57       (2.56)       6.82        2.52       12.81
                                                         ---------   ---------   ---------   ---------   ---------
Distributions to shareholders:
  From investment income-net...........................     --          --            (.03)       (.03)       (.34)
  From net realized gains..............................       (.19)      (2.09)      (1.42)       (.78)      (1.61)
                                                         ---------   ---------   ---------   ---------   ---------
Total distributions to shareholders....................       (.19)      (2.09)      (1.45)       (.81)      (1.95)
                                                         ---------   ---------   ---------   ---------   ---------
Net asset value, end of year...........................  $   42.32   $   33.94   $   38.59   $   33.22   $   31.51
                                                         ---------   ---------   ---------   ---------   ---------
Total return@..........................................      25.41%      (6.88%)     21.15%       8.05%      66.55%
Net assets at end of period (000's omitted)............  $  92,634   $  75,465   $  76,492   $  61,586   $  53,201
Ratio of expenses to average daily net assets..........       1.11%       1.15%       1.13%       1.13%       1.21%
Ratio of net investment income (loss) to average daily
 net assets............................................       (.19%)      (.36%)      (.41%)       .13%        .19%
Portfolio turnover rate................................         25%         26%         37%         38%         45%

@These are the Fund's total returns during the years, including reinvestment of all dividend and capital gains distributions.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders

Special Portfolios, Inc.:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments in securities, of Cash Portfolio and Stock Portfolio (portfolios within Special Portfolios, Inc.) as of October 31, 1995 and the related statements of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period ended October 31, 1995, and the financial highlights presented in footnote 3 to the financial statements. These financial statements and the financial highlights are the responsibility of the Portfolios' management. Our responsibility is to express an opinion on these financial statements and the financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Investment securities held in custody are confirmed to us by the custodian. As to securities sold but not delivered, we request confirmations from brokers, and where replies are not received, we carry out other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and the financial highlights referred to above present fairly, in all material respects, the financial position of Cash Portfolio and Stock Portfolio at October 31, 1995, and the results of their operations for the year then ended, the changes in their net assets for each of the years in the two-year period ended October 31, 1995, and the financial highlights presented in footnote 3 to the financial statements, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Minneapolis, Minnesota
December 1, 1995

DIRECTORS

RICHARD W. CUTTING
CPA and Financial Consultant

ALLEN R. FREEDMAN
Chairman and Chief Executive Officer
Fortis, Inc.;
Managing Director of
Fortis International, N.V.

DR. ROBERT M. GAVIN
President
Macalester College

BENJAMIN S. JAFFRAY
Chairman
Sheffield Group, Ltd.

JEAN L. KING
President
Communi-King

DEAN C. KOPPERUD
Chief Executive Officer and Director
Fortis Advisers, Inc.
President and Director
Fortis Investors, Inc.
Senior Vice President and
  Director of
  Fortis Benefits Insurance
  Company and
  Time Insurance
  Company

EDWARD M. MAHONEY
Prior to January, 1995, Chairman and Chief Executive Officer
Fortis Advisers, Inc.
Fortis Investors, Inc.

ROBB L. PRINCE
Prior to July, 1995,
Vice President and Treasurer
Jostens, Inc.

LEONARD J. SANTOW
Principal
Griggs & Santow, Inc.

JOSEPH M. WIKLER
Investment Consultant and Private Investor
Prior to January, 1994, Director of Research, Chief Investment Officer,
  Principal, and Director
  The Rothschild Co.

DEAN C. KOPPERUD
President and Director

ROBERT W. BELTZ, JR.
Vice President

JAMES S. BYRD
Vice President

CHARLES J. DUDLEY
Vice President

THOMAS D. GUALDONI
Vice President

MAROUN M. HAYEK
Vice President

HOWARD G. HUDSON
Vice President

ROBERT C. LINDBERG
Vice President

LARRY A. MEDIN
Vice President

KEVIN J. MICHELS
Vice President

JON H. NICHOLSON
Vice President

JOHN W. NORTON
Vice President

FRED OBSER
Vice President

DENNIS M. OTT
Vice President

DAVID A. PETERSON
Vice President

NICHOLAS L. M. DE PEYSTER
Vice President

STEPHEN M. POLING
Vice President

STEPHEN M. RICKERT
Vice President

RICHARD P. ROCHE
Vice President

ANTHONY J. ROTONDI
Vice President

KEITH R. THOMSON
Vice President

CHRISTOPHER J. WOODS
Vice President

GARY N. YALEN
Vice President

MICHAEL J. RADMER
Secretary

TAMARA L. FAGELY
Treasurer

INVESTMENT MANAGER, REGISTRAR AND
  TRANSFER AGENT
Fortis Advisers, Inc.
Box 64284
St. Paul, Minnesota 55164

PRINCIPAL UNDERWRITER
Fortis Investors, Inc.
Box 64284
St. Paul, Minnesota 55164

CUSTODIAN
Norwest Bank
  Minnesota, N.A.
Minneapolis, Minnesota

GENERAL COUNSEL
Dorsey & Whitney P.L.L.P.
Minneapolis, Minnesota

INDEPENDENT AUDITORS
KPMG Peat Marwick LLP
Minneapolis, Minnesota
THE USE OF THIS MATERIAL IS AUTHORIZED ONLY WHEN PRECEDED OR ACCOMPANIED BY A PROSPECTUS.

FORTIS FINANCIAL GROUP

     Fortis Financial Group (FFG) is a premier provider of insurance and investment portfolios whose fund manager, Fortis Advisers, Inc., has established a nationwide reputation for money management. Through Fortis Investors, Inc., FFG offers mutual funds, annuities and variable universal life insurance. Traditional life insurance products are issued and underwritten by Time Insurance Company and Fortis Benefits Insurance Company.

     FFG is part of Fortis, Inc., a financial services company which owns or manages approximately $10 billion in assets. Fortis, Inc., is an affiliate of Fortis, a worldwide, diversified financial services group jointly owned by Fortis AMEV of the Netherlands and Fortis AG of Belgium with worldwide assets in excess of $125 billion.

     Like the Fortis name, which comes from the Latin for STEADFAST, our focus is on the long term in all we do: the relationships we build, the performance we seek, the service we provide and the products we offer.




FORTIS-Registered Trademark-                                        BULK RATE
FORTIS FINANCIAL GROUP                                             US POSTAGE
P.O. BOX 64284                                                         PAID
ST. PAUL, MN 55164                                               PERMIT NO. 3794
                                                                 MINNEAPOLIS, MN



SPECIAL PORTFOLIOS


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95169 (ED. 12/95)

                                 COMBINATION OF
                   STOCK PORTFOLIO OF SPECIAL PORTFOLIOS, INC.
                                 WITH AND INTO
                            FORTIS GROWTH FUND, INC.


                 INTRODUCTION TO PRO FORMA FINANCIAL STATEMENTS


     The accompanying unaudited pro forma combining statement of assets and liabilities, statement of operations and schedule of investments of the Stock Portfolio of Special Portfolios, Inc. (the "Acquired Fund") and the Fortis Growth Fund, Inc. (the "Acquiring Fund") reflect the accounts of the two Funds at and for the 12-month period ended August 31, 1995. These statements have been derived from the annual report for the Acquiring Fund as of August 31, 1995, and the underlying accounting records used in calculating daily net asset values for the 12-month period ended August 31, 1995 for the Acquired Fund. The pro forma combining statements have been prepared based on the various fee structures of the Funds in existence as of August 31, 1995.

PROFORMA STATEMENT OF ASSETS AND LIABILITIES
At August 31, 1995 ( Unaudited)

                                                                  ACQUIRED       ACQUIRING
                                                                    FUND            FUND
                                                                  8/31/95         8/31/95        PROFORMA        PROFORMA
                                                                (HISTORICAL)    (HISTORICAL)   ADJUSTMENTS       COMBINED
                                                               --------------  --------------  ------------    -------------
ASSETS
     Investments , at value                                      $96,078,433    $679,498,745                   $775,577,178
     Cash                                                              9,572             761                         10,333
     Receivables:
       Investment securities sold                                     76,621         756,583                        833,204
       Interest and dividends                                         37,083         184,367                        221,450
       Subscriptions of capital stock                                      0         117,181                        117,181
     Deferred registration costs                                       4,993          38,598                         43,591
     Prepaid expenses                                                  3,091           2,161                          5,252
                                                               --------------  --------------  ------------    -------------
TOTAL ASSETS                                                      96,209,793     680,598,396             0      776,808,189
                                                               --------------  --------------  ------------    -------------
LIABILITIES
     Redemptions of capital stock                                          0          58,579                         58,579
     Payable for investment advisory and management fees              80,761         437,929                        518,690
     Payable for distribution fees                                         0           9,558                          9,558
     Accounts payable and accrued expenses                            18,647          30,326                         48,973
                                                               --------------  --------------  ------------    -------------
TOTAL LIABILITIES                                                     99,408         536,392             0          635,800
                                                               --------------  --------------  ------------    -------------
NET ASSETS
     Net proceeds of capital stock, par value $.01 per share      50,845,113     352,523,835                    403,368,948
     Unrealized appreciation of investments                       40,614,384     292,658,040                    333,272,424
     Net investment loss                                             (82,322)              0                        (82,322)
     Accumulated net realized gain from sale of investments        4,733,210      34,880,129                     39,613,339
                                                               --------------  --------------  ------------    -------------
TOTAL NET ASSETS                                                 $96,110,385    $680,062,004             0     $776,172,389
                                                               ==============  ==============  ============    =============


OUTSTANDING SHARES
     Class A                                                               0      20,537,904                     20,537,904
     Class B                                                               0          67,079                         67,079
     Class C                                                               0           8,120                          8,120
     Class H                                                               0         211,359                        211,359
     Class Z                                                       2,261,190               0       681,805 (a)    2,942,995

NET ASSET VALUE
     Class A                                                             N/A          $32.66                         $32.66
     Class B                                                             N/A          $32.48                         $32.48
     Class C                                                             N/A          $32.49                         $32.49
     Class H                                                             N/A          $32.49                         $32.49
     Class Z                                                          $42.50             N/A                         $32.66


See accompanying notes to proforma financial statements.

(a) Reflects increase in shares due to differences in the net asset values of the funds.

PROFORMA STATEMENT OF OPERATIONS
For the year ended August 31, 1995 (Unaudited)


                                                               ACQUIRED       ACQUIRING
                                                                 FUND           FUND
                                                                 08/31/95       08/31/95     PROFORMA         PROFORMA
                                                             (HISTORICAL)   (HISTORICAL)   ADJUSTMENTS        COMBINED
                                                             -------------  -------------  ------------     -------------
NET INVESTMENT INCOME:
  Income
     Interest Income                                             $741,898     $5,043,537                      $5,785,435
     Dividend Income                                               96,085        706,607                         802,692
                                                             -------------  -------------  ------------     -------------
  Total Income                                                    837,982      5,750,144             0         6,588,126
                                                             -------------  -------------  ------------     -------------
  Expenses:
     Investment advisory and management fees                      813,552      4,517,570      (244,062) (a)    5,087,060
     Distribution fees                                                  0      1,474,287             0         1,474,287
     Shareholders' notices and reports                             23,093        200,000       (19,093) (a)      204,000
     Legal and auditing fees                                       26,522         81,200       (25,000) (a)       82,722
     Registration fees                                             26,917        107,000       (25,500) (a)      108,417
     Custodian fees                                                22,497         90,000       (14,361) (a)       98,136
     Directors' fees and expenses                                  15,442         45,000       (15,442) (a)       45,000
     Other                                                          8,440         47,000        (2,050) (a)       53,390
                                                             -------------  -------------  ------------     -------------
  Total Expenses                                                  936,463      6,562,057      (345,508)        7,153,012
                                                             -------------  -------------  ------------     -------------
NET INVESTMENT INCOME                                             (98,481)      (811,913)      345,508          (564,886)
                                                             -------------  -------------  ------------     -------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
  Net realized gain from security transactions                  4,974,407     38,024,044                      42,998,451
  Net change in unrealized appreciation of investments
     in securities                                             16,047,198    108,759,948                     124,807,146
                                                             -------------  -------------  ------------     -------------
NET GAIN ON INVESTMENTS                                        21,021,605    146,783,992             0       167,805,597
                                                             -------------  -------------  ------------     -------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS          $20,923,124   $145,972,079      $345,508      $167,240,711
                                                             =============  =============  ============     =============


See accompanying notes to pro forma financial statements.

(a) Reflects reduction in expenses due to elimination of duplicate services.

PROFORMA SCHEDULE OF INVESTMENTS
At  August 31, 1995 (Unaudited)


           SHARES PAR (HISTORICAL)           SECURITY                                         MARKET AMOUNT (HISTORICAL)
-----------------------------------------------------------------------------------------------------------------------------------
 Acquired      Acquiring                                                              Acquired        Acquiring
   Fund           Fund          Combined                                                Fund             Fund           Combined
-----------------------------------------------------------------------------------------------------------------------------------
                                          COMMON STOCKS
                                          Apparel
     6,000         49,000          55,000    Tommy Hilfiger Corp.                     $  201,000     $  1,641,500     $  1,842,500

                                          Biomedics, Genetics Research & Development
    16,500        121,000         137,500    Biogen, Inc.                                903,375        6,624,750        7,528,125

                                          Broadcasting
     5,000         32,000          37,000    America Online, Inc.                        329,375        2,108,000        2,437,375

                                          Business Services and Supplies
    11,000         79,000          90,000    First Financial Management Corp.            991,375        7,119,875        8,111,250
    28,600        202,800         231,400    Sensormatic Electronics Corp.               600,600        4,258,800        4,859,400
                                                                                    -------------   --------------   --------------
                                                                                       1,591,975       11,378,675       12,970,650

                                          Computer-Software
    45,200        337,600         382,800    BMC Software, Inc.                        1,926,650       14,390,200       16,316,850
    55,000        405,000         460,000    EMC Corp.                                 1,127,500        8,302,500        9,430,000
    10,000         74,000          84,000    HBO & Co.                                   550,000        4,070,000        4,620,000
   130,000        954,000       1,084,000    Informix Corp.                            3,640,000       26,712,000       30,352,000
    36,050        269,650         305,700    Microsoft Corp.                           3,334,625       24,942,625       28,277,250
   107,100        771,400         878,500    Oracle Corp.                              4,297,388       30,952,425       35,249,813
    30,000        216,500         246,500    Parametric Technology Corp.               1,657,500       11,961,625       13,619,125
                                                                                    -------------   --------------   --------------
                                                                                      16,533,663      121,331,375      137,865,038

                                          Drugs
     4,300         28,400          32,700    Forest Laboratories, Inc.                   192,425        1,270,900        1,463,325

                                          Electronic-Communication Security
    29,000        204,000         233,000    ADC Telecommunications, Inc.              1,123,750        7,905,000        9,028,750
    50,000        210,000         260,000    Qualcomm, Inc.                            2,437,500       10,237,500       12,675,000
                                                                                    -------------   --------------   --------------
                                                                                       3,561,250       18,142,500       21,703,750

                                          Electronic-Controls and Equipment
    77,600        540,000         617,600    American Power Conversion Corp.           1,299,800        9,045,000       10,344,800
     7,000         53,000          60,000    Applied Materials, Inc.                     728,000        5,512,000        6,240,000
    31,500        230,900         262,400    Lam Research Corp.                        1,897,875       13,911,725       15,809,600
    57,800        420,600         478,400    Solectron Corp.                           2,051,900       14,931,300       16,983,200
                                                                                    -------------   --------------   --------------
                                                                                       5,977,575       43,400,025       49,377,600

                                          Electronic-Semiconductor and Capacitor
    27,000        190,000         217,000    Cypress Semiconductor Corp.               1,231,875        8,668,750        9,900,625
    27,000        191,000         218,000    Intel Corp.                               1,657,125       11,722,625       13,379,750
    30,000        210,000         240,000    Micron Technology, Inc.                   2,306,250       16,143,750       18,450,000
                                                                                    -------------   --------------   --------------
                                                                                       5,195,250       36,535,125       41,730,375

                                          Finance Companies Miscellaneous
    25,000        213,000         238,000    Franklin Resources, Inc.                  1,375,000       11,715,000       13,090,000
    74,000        523,700         597,700    Mercury Finance Co.                       1,692,750       11,979,637       13,672,387
                                                                                    -------------   --------------   --------------
                                                                                       3,067,750       23,694,637       26,762,387

                                          Health Care Services
    15,000        116,000         131,000    Medaphis Corp.                              346,875        2,682,500        3,029,375
    19,000        130,000         149,000    Oxford Health Plans, Inc.                   931,000        6,370,000        7,301,000
    14,100        104,900         119,000    PacifiCare Health Systems, Inc. Class B     807,225        6,005,525        6,812,750
    27,000        188,000         215,000    U.S. Healthcare, Inc.                       864,000        6,016,000        6,880,000
    20,500        142,000         162,500    United Healthcare Corp.                     866,125        5,999,500        6,865,625
    19,000        134,000         153,000    Vencor, Inc.                                562,875        3,969,750        4,532,625
                                                                                    -------------   --------------   --------------
                                                                                       4,378,100       31,043,275       35,421,375


           SHARES PAR (HISTORICAL)           SECURITY                                        MARKET AMOUNT (HISTORICAL)
-----------------------------------------------------------------------------------------------------------------------------------
 Acquired      Acquiring                                                              Acquired        Acquiring
   Fund           Fund          Combined                                                Fund             Fund           Combined
-----------------------------------------------------------------------------------------------------------------------------------

                                          Hotel and Motel
    20,800        144,200         165,000    Harrah's Entertainment, Inc.            $   663,000     $  4,596,375     $  5,259,375
    10,400         72,100          82,500    Promus Hotel Corp.                          214,500        1,487,062        1,701,562
                                                                                    -------------   --------------   --------------
                                                                                         877,500        6,083,437        6,960,937

                                          Machinery-Oil and Well
    40,000        290,000         330,000    Petroleum Geo-Services A/S ADS            1,025,000        7,431,250        8,456,250

                                          Miscellaneous
    58,350        452,100         510,450    CUC International, Inc.                   1,991,194       15,427,913       17,419,107

                                          Office Equipment and Supplies
    27,000        185,000         212,000    Compaq Computer Corp.                     1,289,250        8,833,750       10,123,000
    47,900              0          47,900    Sterling Software, Inc.                   2,137,538                0        2,137,538
                                                                                    -------------   --------------   --------------
                                                                                       3,426,788        8,833,750       12,260,538

                                          Publishing
    14,600        118,800         133,400    Scholastic Corp.                            894,250        7,276,500        8,170,750

                                          Restaurants and Franchising
    64,300        443,300         507,600    Lone Star Steakhouse & Saloon, Inc.       2,580,038       17,787,413       20,367,451
    36,900        277,800         314,700    Outback Steakhouse, Inc.                  1,190,025        8,959,050       10,149,075
                                                                                    -------------   --------------   --------------
                                                                                       3,770,063       26,746,463       30,516,526

                                          Retail-Department Stores
    14,700        117,600         132,300    Kohl's Corp.                                690,900        5,527,200        6,218,100
    29,000        210,800         239,800    Wal-Mart Stores, Inc.                       714,125        5,190,950        5,905,075
                                                                                    -------------   --------------   --------------
                                                                                       1,405,025       10,718,150       12,123,175

                                          Retail-Miscellaneous
    26,200        197,300         223,500    Barnes & Noble, Inc.                      1,025,075        7,719,363        8,744,438
    34,966        273,749         308,715    Home Depot, Inc.                          1,394,269       10,915,741       12,310,010
    27,000        190,000         217,000    Lowes Companies, Inc.                       897,750        6,317,500        7,215,250
    69,525        497,850         567,375    Office Depot, Inc.                        2,163,966       15,495,581       17,659,547
    53,250        363,000         416,250    Staples, Inc.                             1,364,531        9,301,875       10,666,406
                                                                                    -------------   --------------   --------------
                                                                                       6,845,591       49,750,060       56,595,651

                                          Telecommunications
   135,200        967,200       1,102,400    3Com Corp.                                5,272,800       37,720,800       42,993,600
    63,800        454,000         517,800    Cisco Systems, Inc.                       4,186,875       29,793,750       33,980,625
    50,400        373,600         424,000    DSC Communications Corp.                  2,646,000       19,614,000       22,260,000
    14,500        107,000         121,500    MFS Communications Co.                      641,625        4,734,750        5,376,375
    19,000        131,000         150,000    Motorola, Inc.                            1,420,250        9,792,250       11,212,500
     7,000         50,000          57,000    Nokia Corp. ADR                             485,625        3,468,750        3,954,375
    94,000        730,000         824,000    Tellabs, Inc.                             4,394,500       34,127,500       38,522,000
                                                                                    -------------   --------------   --------------
                                                                                      19,047,675      139,251,800      158,299,475

                                          Telephone Services
    53,000        353,000         406,000    Mobile Tele. Technologies Corp.           1,629,750       10,854,750       12,484,500
    50,000        374,000         424,000    Paging Network, Inc.                        987,500        7,386,500        8,374,000
    65,000        440,000         505,000    Worldcom, Inc.                            2,189,688       14,822,500       17,012,188
                                                                                    -------------   --------------   --------------
                                                                                       4,806,938       33,063,750       37,870,688
-----------------------------------------------------------------------------------------------------------------------------------
                                          TOTAL COMMON STOCKS                        $86,021,760     $601,753,835     $687,775,595
-----------------------------------------------------------------------------------------------------------------------------------




           FACE AMOUNT (HISTORICAL)          SECURITY                                         MARKET AMOUNT (HISTORICAL)
-----------------------------------------------------------------------------------------------------------------------------------
 Acquired      Acquiring                                                              Acquired        Acquiring
   Fund           Fund          Combined                                                Fund             Fund           Combined
-----------------------------------------------------------------------------------------------------------------------------------

                                          SHORT-TERM INVESTMENTS
                                           Banks
$3,751,000    $31,546,000     $35,297,000    First Trust Money Market Variable Rate  $ 3,751,000     $ 31,546,000     $ 35,297,000
                                                  Time Deposit Account                                                           0
                                                                                                                                 0
                                          Brokerage and Investment                                                               0
 1,161,000              0       1,161,000    Goldman Sachs Master Variable Rate Note   1,161,000                0        1,161,000
                                                                                                                                 0
                                           Diversified Finance                                                                   0
   455,000      1,242,000       1,697,000    Associates Corp. Master Variable Rate Note  455,000        1,242,000        1,697,000
                                                                                                                                 0
                                          U.S. Other Direct Federal Obligations                                                  0
 4,700,000              0       4,700,000    Federal Home Loan Bank, 5.65%, 09-12-95   4,689,673                0                0
         0     16,000,000      16,000,000    Federal Home Loan Bank, 5.72%, 09-07-95           0       15,982,484       15,982,484
         0      9,000,000       9,000,000    Federal Farm Credit Bank, 5.72%, 09-07-95         0        8,990,148        8,990,148
         0     20,000,000      20,000,000    Federal Farm Credit Bank, 5.76%, 09-05-95         0       19,984,278       19,984,278
                                                                                    -------------   --------------   --------------
                                                                                       4,689,673       44,956,910       49,646,583
-----------------------------------------------------------------------------------------------------------------------------------
                                          TOTAL SHORT-TERM INVESTMENTS                10,056,673       77,744,910       87,801,583
-----------------------------------------------------------------------------------------------------------------------------------
                                          TOTAL INVESTMENTS                          $96,078,433     $679,498,745     $775,577,178
-----------------------------------------------------------------------------------------------------------------------------------
                                          COST                                       $55,464,049     $386,840,705     $442,304,754
----------------------------------------------------------------------------------------------------------------------------------


PRO FORMA FOOTNOTES OF MERGER BETWEEN ACQUIRED FUND AND ACQUIRING FUND August 31, 1995 (Unaudited)


1.   GENERAL

The accompanying pro forma financial statements are presented to show the effect of the proposed acquisition of Special Portfolios - Stock Portfolio (Acquired
Fund) by Fortis Growth Fund, Inc. (Acquiring Fund) as if such acquisition had taken place as of the close of business on August 31, 1994.

Under the terms of the Agreement and Plan of Reorganization, the combination of the Acquired Fund and the Acquiring Fund will be taxed as a tax-free business combination and accordingly will be accounted for by a method of accounting for tax-free mergers of investment companies (sometimes referred to as the pooling without restatement method). The acquisition would be accomplished by an acquisition of the net assets of the Acquired Fund in exchange for shares of the Acquiring Fund at net asset value. The statements of assets and liabilities and the related statements of operations of the Acquired Fund and the Acquiring Fund have been combined as of and for the year ended August 31, 1995.

The accompanying pro forma financial statements should be read in conjunction with the financial statements and schedule of investments of the Acquiring Fund which are included in its annual report dated August 31, 1995. The information included in the pro forma financial statements for the Acquired Fund are from a non-fiscal report date of the fund; however, significant accounting information can be found in the Fund's annual report dated October 31, 1995.

The following notes refer to the accompanying pro forma financial statements as if the above mentioned acquisition of the Acquired Fund and the Acquiring Fund had taken place as of the close of business on August 31, 1994.

2.   SIGNIFICANT ACCOUNTING POLICIES

The Acquiring Fund is a Minnesota corporation, registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company.

The significant accounting policies consistently followed by the Acquiring Fund are (a) investments in securities traded on a national securities exchange or on the Nasdaq National Market System are valued at the last reported sales price; listed securities and over-the-counter securities for which no sale was reported are valued at the last reported bid price; short-term investments that have a maturity of 60 days or less are valued at amortized cost, (b) interest income is recorded on the accrual basis, (c) gains or losses on the sale of securities are calculated by using the identified cost method, (d) securities transactions are accounted for on the trade date and dividend income is recorded on the ex-dividend date, (e) direct expenses are charged to each portfolio and each class; management fees and general fund expenses are allocated on the basis of relative net assets; registration costs are deferred and charged to income over the registration period, (f) on a calendar year basis the Fund will generally distribute all of its net investment income and any realized capital gains as required by law, (g) the Acquiring Fund intends to qualify under the Internal Revenue Code as a regulated investment company and, if so qualified, will not have to pay federal income taxes to the extent its taxable net income is distributed.

3.   PRO FORMA ADJUSTMENTS

The accompanying pro forma financial statements reflect changes in fund shares as if the merger had taken place on August 31, 1995, and adjustments made to expenses for duplicated services that would not have been incurred if the merger had taken place as of the close of business on August 31, 1994.

PRO FORMA FOOTNOTES OF MERGER BETWEEN ACQUIRED FUND AND ACQUIRING FUND August 31, 1995 (Unaudited) (continued)


4.   PAYMENTS TO RELATED PARTIES

Fortis Advisers, Inc. is the investment adviser of the Acquiring Fund. Investment advisory and management fees are computed at an annual rate of 1.00% on the first $100 million of average daily net assets, .80% on the next $150 million and .70% of net assets in excess of $250 million. All fees are calculated daily and paid monthly. In addition to the investment advisory and management fee, Classes A, B, C and H pay Fortis Investors, Inc. (Acquiring Fund's principal underwriter) distribution fees equal to .25% (Class A) and 1.00% (Classes B, C and H) of average daily net assets (of the respective classes) on an annual basis, to be used to compensate those who sell shares of the fund and to pay certain other expenses of selling fund shares.

                                     PART C

                                OTHER INFORMATION

ITEM 15.  INDEMNIFICATION.

     Incorporated by reference to Post-Effective Amendment No. 47 to the Registrant's Registration Statement on Form N-1A, File No. 2-14784, filed in March 1988.

ITEM 16.  EXHIBITS.

    1(a) Amended and Restated Articles of Incorporation. (Incorporated by reference to Post-Effective Amendment No. 55 to the Registrant's Registration Statement on Form N-1A, File No. 2-14784, filed in November 1994.)

  * 1(b)   Certificate of Designation of Class Z Shares of Growth Fund Inc.

    2 Bylaws. (Incorporated by reference to Post-Effective Amendment No. 52 to the Registrant's Registration Statement on Form N-1A, File No. 2-14784, filed in October 1992.)

    3      Not Applicable.

    4 Agreement and Plan of Reorganization is attached as Exhibit A to the Prospectus/Proxy Statement included in Part A of this Registration Statement on Form N-14.

    5      See 1(a) and 1(b) above.

    6 Investment Advisory Agreement. (Incorporated by reference to Post-Effective Amendment No. 52 to the Registrant's Registration Statement on Form N-1A, File No. 2-14784, filed in October 1992.)

    7 Underwriting Agreement and Dealer Agreement. (Incorporated by reference to Post-Effective Amendment No. 55 to the Registrant's Registration Statement on Form N-1A, File No. 2-14784, filed in November 1994, and Post-Effective Amendment No. 57, filed in October 1995.)

    8      Not Applicable.

    9 Custodian Agreement. (Incorporated by reference to Post-Effective Amendment No. 52 to the Registrant's Registration Statement on Form N-1A, File No. 2-14784, filed in October 1992.)

   (10)(a) Rule 12b-1 Plan. (Incorporated by reference to Post-Effective Amendment No. 55 to the Registrant's Registration Statement on Form N-1A, File No. 2-14784, filed in November 1994.)

   (10)(b) Multiple Class Plan Pursuant to Rule 18f-3. (Incorporated by reference to Post-Effective Amendment No. 57 to the Registrant's Registration Statement on Form N-1A, File No. 2-14784, filed in October 1995.)

  * 11 Opinion and Consent of Dorsey & Whitney P.L.L.P. with respect to the legality of the securities being registered.

  * 12 Opinion and Consent of Dorsey & Whitney P.L.L.P. with respect to tax matters.

    13     Not Applicable.

  * 14     Consent of KPMG Peat Marwick LLP.

    15     Not Applicable.

    16     Not Applicable.

  * 17(a)  Rule 24f-2 Election of Registrant.

  * 17(b)  Form of Proxy Card.

---------------------
  * Filed herewith.

ITEM 17.  UNDERTAKINGS.

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

     As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Woodbury, State of Minnesota, on the 11th day of December, 1995.

                                    FORTIS GROWTH FUND, INC.


                                    By:     /s/ Dean C. Kopperud
                                       --------------------------------
                                         Dean C. Kopperud, President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacity and on the dates indicated.

         SIGNATURE                    TITLE                          DATE
         ---------                    -----                          ----

/s/ Tamara L. Fagely            Treasurer (Principal           December 11, 1995
-----------------------------   Financial and Accounting
       Tamara L. Fagely         Officer)

/s/ Richard W. Cutting
-----------------------------   Director                       December 11, 1995
      Richard W. Cutting


-----------------------------   Director
       Allen R. Freedman

/s/ Robert M. Gavin
-----------------------------   Director                       December 11, 1995
      Dr. Robert M. Gavin

/s/ Benjamin S. Jaffray
-----------------------------   Director                       December 11, 1995
      Benjamin S. Jaffray


-----------------------------   Director
         Jean L. King

/s/ Dean C. Kopperud
-----------------------------   Director                       December 11, 1995
       Dean C. Kopperud

/s/ Edward M. Mahoney
-----------------------------   Director                       December 11, 1995
       Edward M. Mahoney


-----------------------------   Director
        Robb L. Prince

/s/ Leonard J. Santow
-----------------------------   Director                       December 11, 1995
       Leonard J. Santow

/s/ Joseph M. Wikler
-----------------------------   Director                       December 11, 1995
       Joseph M. Wikler